 Filed Pursuant to Rule 424(b)(3)
 Registration No.: 333-265455
PROXY STATEMENT OF TERMINIX GLOBAL HOLDINGS, INC.	PROSPECTUS OF RENTOKIL INITIAL PLC

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
To the Stockholders of Terminix Global Holdings, Inc.:
On December 13, 2021, Terminix Global Holdings, Inc. (which we refer to as “Terminix”), Rentokil Initial plc (which we refer to as “Rentokil Initial”), Rentokil Initial US Holdings, Inc., a wholly owned subsidiary of Rentokil Initial (which we refer to as “Bidco”), Leto Holdings I, Inc., a direct, wholly owned subsidiary of Bidco (which we refer to as “Merger Sub I”) and Leto Holdings II, LLC, a direct, wholly owned subsidiary of Bidco (which we refer to as “Merger Sub II” and, together with Merger Sub I, “Merger Subs”) entered into an Agreement and Plan of Merger, as amended by Amendment No. 1, dated as of March 14, 2022 (which, as it may be further amended from time to time, we refer to as the “merger agreement”) that provides for the acquisition of Terminix by Rentokil Initial. On the terms and subject to the conditions set forth in the merger agreement, (1) Merger Sub I will merge with and into Terminix (which we refer to as the “first merger”) with Terminix surviving the first merger as a wholly owned subsidiary of Bidco, and (2) immediately following the effective time of the first merger (which we refer to as the “first effective time”), Terminix will merge with and into Merger Sub II (which we refer to as the “second merger” and, together with the first merger, the “transaction”) with Merger Sub II surviving the second merger as a direct wholly owned subsidiary of Bidco and an indirect wholly owned subsidiary of Rentokil Initial.
Upon the successful completion of the transaction, each share of common stock of Terminix (which we refer to as “Terminix common stock”), par value $0.01 per share, issued and outstanding (other than certain excluded shares as described in the merger agreement) that you own will be converted into the right to receive, at your election and subject to certain allocation and proration provisions of the merger agreement, either (1) a number of American depositary shares of Rentokil Initial (which we refer to as “Rentokil Initial ADSs”) (each representing a beneficial interest in five ordinary shares of Rentokil Initial (which we refer to as “Rentokil Initial ordinary shares”)) equal to (A) 1.0619 (which we refer to as the “exchange ratio”) plus (B) the quotient of $11.00 (which we refer to as the “per share cash amount”) and the volume weighted average price (measured in U.S. dollars) of Rentokil Initial ADSs (measured using the volume weighted average price of Rentokil Initial ordinary shares multiplied by the number of Rentokil Initial ordinary shares represented by each Rentokil Initial ADS) for the trading day that is two trading days prior to the closing date of the transaction (or such other date as may be mutually agreed to by Rentokil Initial and Terminix) (such trading day, the “measurement day,” such price, the “Rentokil Initial ADS price,” such number of Rentokil Initial ADSs, the “stock consideration”) or (2) an amount in cash, without interest, and in U.S. dollars equal to (A) the per share cash amount plus (B) the product of the exchange ratio and the Rentokil Initial ADS price (which we refer to as the “cash consideration”). We refer to the stock consideration and the cash consideration payable per share of Terminix common stock in the transaction, as applicable, as the “merger consideration.” The value of the per share cash consideration and the value of the per share stock consideration as of the measurement day will be substantially the same. The total number of Rentokil Initial ADSs to be issued and the aggregate amount of cash to be paid under the terms of the merger agreement will not vary as a result of individual election preferences. The Rentokil Initial ADSs to be issued in connection with the transaction will be listed on the New York Stock Exchange (which we refer to as the “NYSE”) and are expected to trade under the symbol “RTO.” Based on the number of shares of Terminix common stock and Rentokil Initial ordinary shares outstanding on August 31, 2022, immediately after completion of the transaction, we expect that former Terminix stockholders who receive Rentokil Initial ADSs in the transaction would own Rentokil Initial ADSs representing approximately 25.7% of the outstanding ordinary shares of Rentokil Initial, and Rentokil Initial shareholders immediately prior to the transaction would own approximately 74.3% of the outstanding ordinary shares of Rentokil Initial. Rentokil Initial ordinary shares are traded on the London Stock Exchange plc’s main market for listed securities (which we refer to as the “LSE”) under the symbol “RTO.” Terminix common stock is traded on the NYSE under the symbol “TMX.” We encourage you to obtain current quotes for Rentokil Initial ordinary shares and the common stock of Terminix.
The market value of the merger consideration to Terminix stockholders will fluctuate with the market price of Rentokil Initial ordinary shares and will not be known at the time that Terminix stockholders vote on the transaction. Based on Rentokil Initial’s five-day average daily volume weighted share price and the five-day average of the Sterling-U.S. Dollar exchange rate, in each case, over the period spanning December 6, 2021 to December 10, 2021, inclusive, the implied value of the merger consideration to Terminix stockholders was approximately $55.00 per share of Terminix common stock. Based on Rentokil Initial’s volume weighted average share price and the spot Sterling-U.S. Dollar exchange rate, in each case, as of August 31, 2022, the implied value of the merger consideration to Terminix stockholders was approximately $43.33 per share of Terminix common stock.

At the special meeting of Terminix’s stockholders (which we refer to as the “Terminix special meeting”), Terminix stockholders will be asked to consider and vote on (1) a proposal to adopt the merger agreement (which we refer to as the “merger proposal”) and (2) a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Terminix’s named executive officers that is based on or otherwise relates to the transactions contemplated by the merger agreement. The Terminix board of directors unanimously recommends that Terminix stockholders vote “FOR” the merger proposal and “FOR” the compensation proposal.
We cannot complete the transaction unless, among other things, the merger proposal is approved by Terminix stockholders. Your vote on these matters is very important, regardless of the number of shares you own. Whether or not you plan to attend the Terminix special meeting, please promptly mark, sign and date the accompanying proxy card or voting instruction card and return it in the enclosed postage-paid envelope, call the toll-free telephone number or use the Internet as described in the instructions included with your proxy card in order to authorize the individuals named on your proxy card to vote your shares at the Terminix special meeting.
This proxy statement/prospectus provides you with important information about the Terminix special meeting, the transaction, and each of the proposals to be considered at the Terminix special meeting. We encourage you to read the entire document, including the annexes and documents incorporated by reference therein, carefully, in particular the “Risk Factors” section beginning on page 37 for a discussion of risks that you should consider in evaluating the transaction.
Terminix and Rentokil Initial expect to complete the transaction on October 12, 2022, assuming the merger proposal is approved by Terminix stockholders on October 6, 2022 and the other conditions to closing are satisfied (including approval of the Rentokil Initial transaction-related proposals by Rentokil Initial shareholders on October 6, 2022). In connection with the anticipated completion of the transaction, the anticipated election deadline for Terminix stockholders to elect the form of merger consideration they desire to receive in the transaction has been set for 5:00 p.m. Eastern Time on October 6, 2022.
We look forward to the successful completion of the transaction.
As noted above, the Terminix board of directors unanimously recommends that Terminix stockholders vote “FOR” the merger proposal.
Sincerely,	Sincerely,

Brett T. Ponton Chief Executive Officer Terminix Global Holdings, Inc.	Andy Ransom Chief Executive Rentokil Initial plc
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transaction, the adoption of the merger agreement or any of the other transactions described in this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated September 7, 2022 and is first being mailed to Terminix stockholders on or about September 8, 2022.

ADDITIONAL INFORMATION
Terminix files annual, quarterly and other reports, proxy statements and other information with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”). This proxy statement/prospectus incorporates by reference important business and financial information about Terminix from documents that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 328. You can obtain copies of the documents incorporated by reference into this proxy statement/prospectus, without charge, from the SEC’s website at http://www.sec.gov.
You may also request copies of such documents incorporated by reference into this proxy statement/prospectus (excluding all exhibits, unless an exhibit has specifically been incorporated by reference into this proxy statement/prospectus), without charge, by requesting them in writing or by telephone from either Terminix or Rentokil Initial at the following addresses and telephone numbers, as applicable:
Terminix Global Holdings, Inc. 150 Peabody Place Memphis, Tennessee 38103 Attention: Investor Relations Telephone: (901) 597-1400	Rentokil Initial plc Compass House Manor Royal Crawley West Sussex RH10 9PY United Kingdom Attention: Company Secretary Telephone: +44 1293 858000
In addition, if you have questions about the transaction or the Terminix special meeting, need additional copies of this document or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Innisfree M&A Incorporated, Terminix’s proxy solicitor, at the following address and telephone numbers:
INNISFREE M&A INCORPORATED
501 Madison Avenue, 20th Floor
New York, NY 10022
Shareholders may call toll-free: (877) 456-3427
Banks and brokers may call collect: (212) 750-5833
You will not be charged for any of the documents you request. If you would like to request documents, please do so by September 29, 2022 (which is five business days before the date of the Terminix special meeting) in order to receive them before the Terminix special meeting.

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This proxy statement/prospectus, which forms part of a registration statement on Form F-4 (File No.333‑265455) filed with the SEC by Rentokil Initial, constitutes a prospectus of Rentokil Initial under Section 5 of the U.S. Securities Act of 1933, as amended (which we refer to as the “U.S. Securities Act”) with respect to Rentokil Initial ordinary shares underlying the Rentokil Initial ADSs to be issued to Terminix stockholders pursuant to the Agreement and Plan of Merger, dated as of December 13, 2021, as amended by Amendment No. 1, dated as of March 14, 2022, by and among Terminix, Rentokil Initial, Bidco and Merger Subs.
This proxy statement/prospectus also constitutes a notice of meeting and a proxy statement of Terminix under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (which we refer to as the “U.S. Exchange Act”) with respect to the Terminix special meeting, at which Terminix stockholders will be asked to consider and vote on, among other matters, a proposal to adopt the merger agreement.
You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated September 7, 2022. The information contained in this proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to Terminix stockholders nor the issuance of Rentokil Initial ADSs or Rentokil Initial ordinary shares pursuant to the merger agreement will create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which it is unlawful to make any such offer or solicitation in such jurisdiction.
The information concerning Rentokil Initial contained in this proxy statement/prospectus has been provided by Rentokil Initial, and information concerning Terminix contained in, or incorporated by reference into, this proxy statement/prospectus has been provided by Terminix.
Unless otherwise specified, currency amounts referenced in this proxy statement/prospectus are in U.S. dollars.
This proxy statement/prospectus is not a prospectus published in accordance with the Prospectus Regulation Rules made under Part VI of the United Kingdom Financial Services and Markets Act 2000 (as set out in the Financial Conduct Authority (“FCA”) Handbook) (the “PR Rules”). Rentokil Initial intends to publish and mail to Rentokil Initial shareholders (under applicable UK legislation including the PR Rules and the FCA’s Listing Rules) a combined prospectus and shareholder circular in due course, relating both to (i) the general meeting of Rentokil Initial’s shareholders to be held for the purpose of obtaining the approval of holders of Rentokil Initial ordinary shares of Rentokil Initial’s transaction-related proposals and (ii) the admission of the new Rentokil Initial ordinary shares to the premium listing segment of the FCA’s official list and to trading on the LSE’s main market for listed securities. A copy of the Rentokil Initial combined prospectus and shareholder circular may be obtained at Rentokil Initial’s website (https://www.rentokil-initial.com) following its approval by the FCA and subsequent publication. The web address of Rentokil Initial has been included as an inactive textual reference only. The Rentokil Initial combined prospectus and shareholder circular, and Rentokil Initial’s website, are not incorporated by reference into, and do not form a part of, this proxy statement/prospectus.
Presentation of Financial Information
This proxy statement/prospectus contains or is accompanied by:
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the audited consolidated financial statements of Rentokil Initial as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 and the unaudited consolidated interim financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021, which have been prepared in accordance with International Financial Reporting Standards

(“IFRS”) as issued by the International Accounting Standards Board (“IASB”), with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards (referred to in this proxy statement/prospectus as the “Rentokil Initial consolidated financial statements”); and
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the audited consolidated financial statements of Terminix as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021, prepared on the basis of U.S. GAAP, and the unaudited consolidated financial statements of Terminix as of June 30, 2022 and for the six months ended June 30, 2022 and June 30, 2021 (referred to in this proxy statement/prospectus as the “Terminix consolidated financial statements”).

Unless indicated otherwise, financial data presented in this proxy statement/prospectus has been taken from the Rentokil Initial consolidated financial statements included in this proxy statement/prospectus and from the Terminix consolidated financial statements incorporated by reference into this proxy statement/prospectus.
This proxy statement/prospectus also contains the unaudited pro forma condensed combined financial information of Rentokil Initial as of June 30, 2022 and for the six months ended June 30, 2022 and the year ended December 31, 2021 after giving effect to the transaction, referred to in this proxy statement/prospectus as pro forma financial information. See the section of this proxy statement/prospectus entitled “Rentokil Initial Unaudited Pro Forma Combined Financial Information” beginning on page 164. For the purposes of the unaudited pro forma condensed combined financial information, Terminix financial information is converted from U.S. GAAP to IFRS. The financial information set forth in this proxy statement/prospectus has been rounded for ease of presentation. Accordingly, in certain cases, the sum of the numbers in a column in a table may not conform to the total figure given for that column.
For additional information on the presentation of financial information in this proxy statement/prospectus, see the Rentokil Initial consolidated financial statements beginning on page F-6 of this proxy statement/prospectus and the Terminix consolidated financial statements incorporated by reference into this proxy statement/prospectus.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON OCTOBER 6, 2022
To the Stockholders of Terminix Global Holdings, Inc.:
Notice is hereby given that Terminix Global Holdings, Inc. (which we refer to as “Terminix”) will hold a special meeting of its stockholders (which we refer to as the “Terminix special meeting”) virtually via the Internet on October 6, 2022, beginning at 8:30 a.m., Eastern Time. The Terminix special meeting will be held in a virtual meeting format only, via live webcast, and there will not be a physical meeting location. You will be able to attend the Terminix special meeting online and to vote your shares electronically at the meeting by visiting www.virtualshareholdermeeting.com/TMX2022SM (which we refer to as the “special meeting website”).
The Terminix special meeting will be held for the following purposes:
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to consider and vote on a proposal (which we refer to as the “merger proposal”) to adopt the Agreement and Plan of Merger, dated as of December 13, 2021, as amended by Amendment No. 1, dated as of March 14, 2022 (which, as it may be further amended from time to time, we refer to as the “merger agreement”) by and among Rentokil Initial plc (which we refer to as “Rentokil Initial”), Terminix, Rentokil Initial US Holdings, Inc., a wholly owned subsidiary of Rentokil Initial (which we refer to as “Bidco”), Leto Holdings I, Inc., a direct, wholly owned subsidiary of Bidco (which we refer to as “Merger Sub I”) and Leto Holdings II, LLC, a direct, wholly owned subsidiary of Bidco (which we refer to as “Merger Sub II”); and

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to consider and vote on a proposal (which we refer to as the “compensation proposal”) to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Terminix’s named executive officers that is based on or otherwise relates to the transactions contemplated by the merger agreement.

Terminix will transact no other business at the Terminix special meeting, except such business as may properly be brought before the Terminix special meeting or any adjournment or postponement thereof. The accompanying proxy statement/prospectus, including the merger agreement attached thereto as Annex A, contains further information with respect to these matters.
Stockholders of record at the close of business on September 6, 2022 (which we refer to as the “record date”) will be entitled to notice of and to vote at the Terminix special meeting or any adjournment of the Terminix special meeting.
The Terminix board of directors has unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including (1) the merger of Merger Sub I with and into Terminix (which we refer to as the “first merger”) and (2) the merger of Terminix with and into Merger Sub II (which we refer to as the “second merger,” and, together with the first merger, the “transaction”) on the terms and subject to the conditions set forth in the merger agreement. The Terminix board of directors unanimously recommends that Terminix stockholders vote “FOR” the merger proposal and “FOR” the compensation proposal.
Your vote is very important, regardless of the number of shares of Terminix common stock you own. The parties cannot complete the transactions contemplated by the merger agreement, including the transaction, without approval of the merger proposal. Assuming a quorum is present, the approval of the merger proposal requires the affirmative vote of a majority of the outstanding shares of Terminix common stock entitled to vote on the merger proposal.
Whether or not you plan to attend the Terminix special meeting via the special meeting website, Terminix urges you to please promptly mark, sign and date the accompanying proxy card and return it in the enclosed postage-paid envelope, which requires no postage if mailed in the United States, or to submit your votes electronically by calling the toll-free telephone number or using the Internet as described in the instructions included with the accompanying proxy card, so that your shares may be represented and voted at the Terminix special meeting. If you hold your shares through a broker, bank or other nominee in “street name” (instead of as a registered holder), please follow the instructions on the voting instruction form provided by your bank, broker or nominee to vote your shares. The list of Terminix stockholders entitled to vote at the Terminix special meeting will be available at our headquarters for examination by any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the Terminix special meeting. If you would like to examine the list of Terminix stockholders of record, please contact Terminix’s Corporate Secretary at (901) 597-1400 to schedule an appointment or request access. If our headquarters are closed for health and safety reasons related to the coronavirus (COVID-19) pandemic during such period, the list of stockholders will be made available for examination electronically upon request to our Corporate Secretary, subject to our satisfactory verification of stockholder status. The list of Terminix stockholders entitled to vote at the Terminix special meeting will also be available for examination by any Terminix stockholder during the Terminix special meeting via the special meeting website at www.virtualshareholdermeeting.com/TMX2022SM.
If you have any questions about the transaction, please contact Terminix at (901) 597-1400 or write to Terminix Global Holdings, Inc., 150 Peabody Place, Memphis, Tennessee 38103, Attention: Investor Relations.
If you have any questions about how to vote or direct a vote in respect of your shares of Terminix common stock, you may contact Terminix’s proxy solicitor, Innisfree M&A Incorporated, toll-free at (877) 456-3427. Banks and brokers may call collect at (212) 750-5833.
Terminix and Rentokil Initial expect to complete the transaction on October 12, 2022, assuming the merger proposal is approved by Terminix stockholders on October 6, 2022 and the other conditions to closing are satisfied (including approval of the Rentokil Initial transaction-related proposals by Rentokil Initial shareholders on October 6, 2022). In connection with the anticipated completion of the transaction, the anticipated election deadline for Terminix stockholders to elect the form of merger consideration they desire to receive in the transaction has been set for 5:00 p.m. Eastern Time on October 6, 2022.
By Order of the Board of Directors,
Deidre Richardson
Senior Vice President, General Counsel and Corporate Secretary
Memphis, Tennessee
Dated: September 7, 2022

YOUR VOTE IS VERY IMPORTANT
PLEASE VOTE ON THE ENCLOSED PROXY CARD NOW EVEN IF YOU PLAN TO ATTEND THE TERMINIX SPECIAL MEETING VIA THE SPECIAL MEETING WEBSITE. YOU CAN VOTE BY SIGNING, DATING AND RETURNING YOUR PROXY CARD BY MAIL IN THE ENCLOSED RETURN ENVELOPE, WHICH REQUIRES NO ADDITIONAL POSTAGE IF MAILED IN THE UNITED STATES, OR BY TELEPHONE OR THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. IF YOU DO ATTEND THE TERMINIX SPECIAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE AT THE TERMINIX SPECIAL MEETING IF YOU ARE A STOCKHOLDER OF RECORD AS OF THE RECORD DATE OR HAVE A LEGAL PROXY FROM A STOCKHOLDER OF RECORD AS OF THE RECORD DATE. IF YOU DO NOT SUBMIT YOUR PROXY, INSTRUCT YOUR BROKER HOW TO VOTE YOUR SHARES OR VOTE ELECTRONICALLY AT THE TERMINIX SPECIAL MEETING ON THE MERGER PROPOSAL, IT WILL HAVE THE SAME EFFECT AS A VOTE “AGAINST” THE MERGER PROPOSAL.
The accompanying proxy statement/prospectus provides a detailed description of the merger agreement, the transaction, the merger proposal and the related agreements and transactions. We urge you to read the accompanying proxy statement/prospectus, including any documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the transaction, the merger proposal, the other proposals or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need help voting your shares, please contact Terminix’s proxy solicitor at the address and telephone numbers listed below:
INNISFREE M&A INCORPORATED
501 Madison Avenue, 20th Floor
New York, NY 10022
Shareholders may call toll-free: (877) 456-3427
Banks and brokers may call collect: (212) 750-5833

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FREQUENTLY USED TERMS
Certain terms that are defined in and frequently used throughout this proxy statement/prospectus may be helpful for you to have in mind at the outset. Unless otherwise specified or if the context so requires, the following terms have the meanings set forth below for purposes of this proxy statement/prospectus:
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“Assumed PSU Award” refers to each Terminix PSU Award that will be assumed by Rentokil Initial and converted into a restricted stock unit award.

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“Assumed RSU Award” refers to each Terminix RSU Award that will be assumed by Rentokil Initial and converted into a restricted stock unit award.

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“available cash election amount” refers to the product of the per share cash amount and the total number of shares of Terminix common stock (other than certain excluded shares) issued and outstanding immediately prior to the first effective time.

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“available stock election amount” refers to the product of the exchange ratio and the total number of shares of Terminix common stock (other than certain excluded shares) issued and outstanding immediately prior to the first effective time.

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“Barclays” refers to Barclays Bank PLC.

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“Bidco” refers to Rentokil Initial US Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Rentokil Initial.

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“broker non-vote” refers to when (1) a bank, broker or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (2) the beneficial owner fails to provide the bank, broker or other nominee with such instructions.

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“cash consideration” refers to an amount in cash, without interest, and in U.S. dollars equal to (A) the per share cash amount plus (B) the product of the exchange ratio and the Rentokil Initial ADS price, subject to certain allocation and proration provisions in the merger agreement.

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“cash electing share” refers to a share of Terminix common stock with respect to which an election to receive cash consideration has been made.

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“cash election amount” refers to the product of the number of cash electing shares and the cash consideration (disregarding the allocation and proration provisions in the merger agreement).

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“cash/stock election” refers to an election by a Terminix stockholder for cash consideration or stock consideration.

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“closing” refers to the consummation of the transaction.

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“closing date” refers to the date of the closing. Terminix and Rentokil Initial expect to complete the transaction on October 12, 2022, assuming the merger proposal is approved by Terminix stockholders on October 6, 2022 and the other conditions to closing (described under the section of this proxy statement/prospectus entitled “The Merger Agreement — Conditions to Completion of the Transaction” beginning on page 141) are satisfied (including approval of the Rentokil Initial transaction-related proposals by Rentokil Initial shareholders on October 6, 2022).

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“Code” refers to the U.S. Internal Revenue Code of 1986, as amended.

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“colleagues” refers to employees of Rentokil Initial (before the completion of the transaction) or the combined company (following completion of the transaction).

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“combined company” refers to Rentokil Initial and its subsidiaries, including Terminix and its subsidiaries, following completion of the transaction.

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“compensation proposal” refers to the proposal that Terminix stockholders will vote on at the Terminix special meeting to approve on a non-binding, advisory basis, the compensation that may be paid or become payable to Terminix’s named executive officers that is based on or otherwise relates to the transactions contemplated by the merger agreement.

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“custodian” refers to The Bank of New York Mellon, in its capacity as custodian for the depositary bank under the deposit agreement.

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“CREST” refers to the CREST securities settlement system.

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“DGCL” means the Delaware General Corporation Law.

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“debt financing” refers to any debt financing pursued by Rentokil Initial, its wholly owned subsidiaries or any Merger Sub to consummate the transactions contemplated by the merger agreement.

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“deposit agreement” refers to the amended and restated deposit agreement between Rentokil Initial plc, The Bank of New York Mellon and the other parties therein, the form of which is attached as Exhibit 4.1 to the registration statement of which this proxy statement/prospectus constitutes a part.

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“depositary bank” refers to The Bank of New York Mellon, in its capacity as depositary under the deposit agreement.

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“dissenting shares” refers to shares of Terminix common stock outstanding immediately prior to the first effective time and held by Terminix stockholders who have not voted in favor of the merger proposal and who have demanded appraisal for such shares in accordance with the DGCL and who have not failed to perfect, withdrawn or lost the right to appraisal.

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“DOJ” refers to the Antitrust Division of the U.S. Department of Justice.

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“DRS” refers to the Direct Registration System.

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“DTC” refers to the Depository Trust Company.

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“election deadline” means 5:00 p.m. Eastern Time on the date that is three business days preceding the closing date of the transaction. In connection with the anticipated completion of the transaction, the anticipated election deadline for Terminix stockholders to elect the form of merger consideration they desire to receive in the transaction has been set for 5:00 p.m. Eastern Time on October 6, 2022.

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“employees” refers to employees of Terminix.

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“end date” refers to December 31, 2022; provided that such date may be extended to March 13, 2023 by either Terminix or Rentokil Initial in certain circumstances described in the merger agreement.

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“EPA” refers to the U.S. Environmental Protection Agency.

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“Equity Award Exchange Ratio” means the sum, rounded to four decimal places, equal to (i) the exchange ratio, plus (ii) the quotient of (A) the per share cash amount, and (B) the Rentokil Initial ADS price.

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“ESG” refers to Environmental, Social and Governance.

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“EU” refers to the European Union.

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“exchange agent” refers to Computershare Inc., a Delaware corporation, and its wholly owned subsidiary Computershare Trust Company, N.A., a federally chartered trust company.

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“exchange ratio” refers to 1.0619.

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“excluded shares” refers to (i) dissenting shares, (ii) shares of Terminix common stock held by Terminix as treasury stock or (iii) shares of Terminix common stock owned by Rentokil Initial, Bidco or either Merger Sub immediately prior to the first effective time (other than any such shares owned by Rentokil Initial, Bidco or either Merger Sub in a fiduciary, representative or other capacity on behalf of other persons, whether or not held in a separate account).

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“FCA” refers to the UK Financial Conduct Authority.

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“Financing Commitments” refers to certain financing commitments obtained in connection with the transaction, consisting of (i) “Facility A”, a bridge facility originally having an aggregate principal amount of $2,000 million, which has since been terminated in full and (ii) “Facility B”, a term facility having an original aggregate principal amount of $700 million.

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“first effective time” refers to the effective time of the first merger.

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“first merger” refers to the merger of Merger Sub I with and into Terminix with Terminix surviving as a wholly owned subsidiary of Bidco.

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“first required sale” refers to the divestiture of Terminix’s pest control services business in the UK.

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“FTC” refers to the United States Federal Trade Commission.

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“GDPR” refers to the EU General Data Protection Regulation.

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“HSR Act” refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

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“IASB” means the International Accounting Standards Board.

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“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

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“Innisfree” refers to Innisfree M&A Incorporated, which has been retained by Terminix to assist in the solicitation of proxies for the Terminix special meeting and by Rentokil Initial to assist in communicating with Terminix stockholders regarding the cash/stock election process.

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“IRS” refers to the U.S. Internal Revenue Service.

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“IT” refers to information technology.

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“Lazard” refers to Lazard Frères & Co. LLC.

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“Listing Rules” refers to the listing rules made by the FCA under Part VI of the FSMA (as set out in the FCA Handbook), as amended from time to time.

•
“LSE” refers to the London Stock Exchange plc’s main market for listed securities.

•
“measurement day” means the trading day that is two trading days prior to the closing date of the transaction (or such other date as may be mutually agreed to by Rentokil Initial and Terminix).

•
“merger agreement” refers to the Agreement and Plan of Merger, dated as of December 13, 2021, as amended by Amendment No. 1, dated as of March 14, 2022, by and among Terminix, Rentokil Initial, Bidco and Merger Subs, as it may be further amended from time to time.

•
“merger consideration” refers to the stock consideration and cash consideration.

•
“merger proposal” refers to the proposal to adopt the merger agreement that Terminix stockholders will vote on at the Terminix special meeting.

•
“Merger Sub I” refers to Leto Holdings I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Bidco.

•
“Merger Sub II” refers to Leto Holdings II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Bidco.

•
“Merger Subs” refers to Merger Sub I and Merger Sub II.

•
“New Senior Notes” refers collectively to the (i) senior unsecured notes due June 27, 2027 in an aggregate principal amount of €850 million, (ii) senior unsecured notes due June 27, 2030 in an aggregate principal amount of €600 million and (iii) senior unsecured notes due June 27, 2032 in an aggregate principal amount of £400 million, in each case issued by Rentokil Initial or a subsidiary thereof pursuant to Rentokil Initial’s Euro Medium Term Note Programme.

•
“non-electing share” refers to a Terminix share of common stock that has not made an election prior to the election deadline.

•
“Non-U.S. Holder” is a beneficial owner of shares of Terminix common stock, and, after the exchange of shares of Terminix common stock for the merger consideration pursuant to the transaction, a beneficial owner of Rentokil Initial ADSs received in the transaction, who is an individual, corporation, estate or trust, in each case, that is not a U.S. Holder.

•
“NYSE” refers to the New York Stock Exchange.

•
“per share cash amount” means $11.00.

•
“PFIC” means a passive foreign investment company.

•
“Profile” refers to the Profile Modification System.

•
“prorated cash amount” refers to the prorated amount of cash (without interest) in U.S. dollars each Terminix stockholder that elected cash consideration will receive in the event that cash consideration is oversubscribed.

•
“prorated stock amount” refers to a prorated number of Rentokil Initial ADSs equal to the product (rounded to four decimal places) of (1) the stock consideration and (2) a fraction, the numerator of which will be the available stock election amount and the denominator of which will be the stock election amount.

•
“proxy card” refers to the documents used to vote shares of Terminix common stock.

•
“record date” refers to September 6, 2022.

•
“Rentokil Initial” refers to Rentokil Initial plc, a public limited company incorporated under the laws of England and Wales.

•
“Rentokil Initial ADSs” refers to American depositary shares of Rentokil Initial representing a beneficial interest in five Rentokil Initial ordinary shares.

•
“Rentokil Initial ADS price” refers to the volume weighted average price (measured in U.S. dollars) of Rentokil Initial ADSs (measured using the volume weighted average price of Rentokil Initial ordinary shares multiplied by the number of Rentokil Initial ordinary shares represented by each Rentokil Initial ADS) for the trading day that is two trading days prior to the closing date of the transaction (or such other date as may be mutually agreed to by Rentokil Initial and Terminix).

•
“Rentokil Initial group” refers to Rentokil Initial and its subsidiaries, which, following the closing, will include Terminix and its subsidiaries.

•
“Rentokil Initial ordinary shares” refers to the ordinary shares, par value £0.01 per share, of Rentokil Initial.

•
“Rentokil Initial transaction-related proposals” means the following proposals that need to be approved by the Rentokil Initial shareholders at a duly held meeting thereof: (i) approval of the transactions contemplated by the merger agreement; (ii) authorization for the Rentokil Initial board of directors (or a duly authorized committee thereof) to (x) allot and issue Rentokil Initial ordinary shares underlying the Rentokil Initial ADSs issued in connection with the first merger and (y) authorize Rentokil Initial and its subsidiaries to incur borrowings in excess of the limit on “moneys borrowed” set out in Rentokil Initial’s organizational documents, provided that the total amount of “moneys borrowed” so authorized shall not exceed £5.0 billion; and (iii) approval of any Terminix stock plan to the extent considered necessary by Rentokil Initial under English law or regulation to give effect to provisions in connection with Terminix equity awards in the merger agreement or to the rights of any holder of any options or awards under any Terminix stock plan.

•
“required sales” refers to the first required sale and second required sale.

•
“SEC” refers to the U.S. Securities and Exchange Commission.

•
“second effective time” refers to the effective time of the second merger.

•
“second merger” refers to the merger of Terminix with and into Merger Sub II immediately following the first effective time with Merger Sub II surviving the second merger as a direct wholly owned subsidiary of Bidco and an indirect wholly owned subsidiary of Rentokil Initial.

•
“second required sale” refers to the divestiture of Terminix’s pest control services business in Norway.

•
“special meeting website” refers to the website located at www.virtualshareholdermeeting.com/TMX2022SM, where Terminix stockholders will be able to attend the Terminix special meeting online and vote their shares electronically.

•
“stock consideration” refers to the number of Rentokil Initial ADSs equal to (A) the exchange ratio plus (B) the quotient of the per share cash amount and the Rentokil Initial ADS price, subject to certain allocation and proration provisions in the merger agreement.

•
“stock electing share” refers to a Terminix share of common stock electing to receive the stock consideration.

•
“stock election amount” refers to the product of (i) the sum of the total number of stock electing shares and non-electing shares and (ii) the stock consideration (disregarding the allocation and proration provisions in the merger agreement).

•
“surviving company” refers to Merger Sub II surviving the second merger as a direct wholly owned subsidiary of Bidco and an indirect wholly owned subsidiary of Rentokil Initial.

•
“Terminix” refers to Terminix Global Holdings, Inc., a Delaware corporation.

•
“Terminix DSE Award” refers to each outstanding director deferred share equivalent award with respect to shares of Terminix common stock.

•
“Terminix ESPP” refers to the Terminix Employee Stock Purchase Plan.

•
“Terminix PSU Award” refers to each outstanding restricted stock unit award with respect to shares of Terminix common stock that vests based on the achievement of a combination of time- and performance-based vesting conditions.

•
“Terminix RSU Award” refers to each outstanding restricted stock unit award with respect to shares of Terminix common stock that vests solely based on the passage of time.

•
“Terminix Stock Option” refers to each outstanding option to purchase shares of Terminix common stock.

•
“transaction” refers to the first merger and second merger.

•
“Treasury Regulations” refers to the U.S. Treasury regulations promulgated under the Code.

•
“UK GDPR” refers to the UK General Data Protection Regulation, a version of the GDPR as implemented into the laws of the UK.

•
“U.S. Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

•
“U.S. GAAP” refers to U.S. generally accepted accounting principles.

•
“U.S. Securities Act” refers to the U.S. Securities Act of 1933, as amended.

•
“Vested Award Consideration” means the sum of (A) the per share cash amount and (B) the product of the exchange ratio and the Rentokil Initial ADS price.

All brands, unless otherwise noted, referred to herein are trademarks owned or licensed by Rentokil Initial and its subsidiaries or Terminix and its subsidiaries, as applicable.

QUESTIONS AND ANSWERS
The following are brief answers to certain questions that you, as a stockholder of Terminix, may have regarding the transaction and the other matters being considered at the Terminix special meeting. You are urged to carefully read this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety because this section may not provide all the information that is important to you regarding these matters. Please refer to the section of this proxy statement/prospectus entitled “Summary” beginning on page 20 for a summary of important information regarding the merger agreement, the transaction and the related transactions. Additional important information is contained in the annexes to, and the documents incorporated by reference into, this proxy statement/prospectus. You may obtain the information incorporated by reference in this proxy statement/prospectus, without charge, by following the instructions under the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 328.
Q:
Why am I receiving this proxy statement/prospectus?

A:
You are receiving this proxy statement/prospectus because Terminix has agreed to be acquired by Rentokil Initial through (1) a merger of Merger Sub I with and into Terminix (which we refer to as the “first merger”) with Terminix surviving the first merger as a wholly owned subsidiary of Bidco, and (2) immediately following the first merger, a merger of Terminix with and into Merger Sub II (which we refer to as the “second merger” and together with the first merger, the “transaction”) with Merger Sub II surviving the second merger as a direct wholly owned subsidiary of Bidco and an indirect wholly owned subsidiary of Rentokil Initial. The merger agreement, which governs the terms and conditions of the transaction, is attached to this proxy statement/prospectus as Annex A.

Your vote is required in connection with the transaction. Terminix is sending these materials to its stockholders to help them decide how to vote their shares with respect to the adoption of the merger agreement, among other important matters.
Q:
What matters am I being asked to vote on?

A:
In order to complete the transaction, among other things, Terminix stockholders must adopt the merger agreement in accordance with the Delaware General Corporation Law (the “DGCL”), which proposal is referred to as the “merger proposal.”

Terminix is holding the Terminix special meeting to obtain approval of the merger proposal. At the Terminix special meeting, Terminix stockholders will also be asked to consider and vote on a proposal to approve on a non-binding, advisory basis, the compensation that may be paid or become payable to Terminix’s named executive officers that is based on or otherwise relates to the transactions contemplated by the merger agreement (which proposal we refer to as the “compensation proposal”).
Your vote is very important, regardless of the number of shares that you own. The approval of the merger proposal is a condition to the obligations of Terminix to complete the transaction. The approval of the compensation proposal is not a condition to the obligations of Terminix to complete the transaction.
Q:
When and where will the Terminix special meeting take place?

A:
The Terminix special meeting will be held virtually via the Internet on October 6, 2022, beginning at 8:30 a.m., Eastern Time. The Terminix special meeting will be held solely via live webcast and there will not be a physical meeting location. Terminix stockholders will be able to attend the Terminix special meeting online and vote their shares electronically during the meeting by visiting www.virtualshareholdermeeting.com/TMX2022SM (which we refer to as the “special meeting website”). If you choose to attend the Terminix special meeting and vote your shares during the Terminix special meeting, you will need the 16-digit control number located on your proxy card as described in the section of this proxy statement/prospectus entitled “The Terminix Special Meeting — Attending the Terminix Special Meeting” beginning on page 70.

If you hold your shares in “street name” you may only vote them via the special meeting website if you obtain a specific control number from your bank, broker or other nominee giving you the right to vote the shares. Even if you plan to attend the Terminix special meeting, Terminix recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the Terminix special meeting.
Q:
Does my vote matter?

A:
Yes, your vote is very important, regardless of the number of shares that you own. The merger cannot be completed unless, among other things, the merger proposal is approved by holders of at least a majority of the outstanding shares of Terminix common stock entitled to vote. As of August 15, 2022, the latest practicable date prior to the date of this proxy statement/prospectus, Terminix directors and executive officers, and their affiliates, as a group, owned and were entitled to vote less than 1% of the total outstanding shares of Terminix common stock. Although no Terminix director or executive officer has entered into any agreement obligating them to do so, Terminix currently expects that all of its directors and executive officers will vote their shares “FOR” the merger proposal and “FOR” the compensation proposal.

A failure to return or submit your proxy or to vote at the Terminix special meeting as provided in this proxy statement/prospectus will have the same effect as a vote “AGAINST” the merger proposal. The failure to return or submit your proxy and to attend the Terminix special meeting will have no effect on the compensation proposal (assuming a quorum is present), but the failure of any shares present or represented at the Terminix special meeting to vote on the proposal will have the same effect as a vote “AGAINST” the compensation proposal. The Terminix board of directors unanimously recommends that you vote “FOR” the merger proposal and “FOR” the compensation proposal.
Q:
What will Terminix stockholders receive for their shares if the transaction is completed?

A:
If the transaction is completed, each share of common stock, par value $0.01 per share, of Terminix outstanding (other than certain excluded shares) will be converted into the right to receive, at the election of the holders of such shares and subject to certain allocation and proration provisions of the merger agreement, as described in the sections of this proxy statement/prospectus entitled “The Merger Agreement — Merger Consideration” beginning on page 132 and “The Merger Agreement — Allocation of Merger Consideration and Illustrative Elections and Calculations” beginning on page 135, either (1) a number of American depositary shares of Rentokil Initial (“Rentokil Initial ADSs”) (each representing a beneficial interest in five ordinary shares of Rentokil Initial (“Rentokil Initial ordinary shares”)) equal to (A) 1.0619 (the “exchange ratio”) plus (B) the quotient of $11.00 (the “per share cash amount”) and the volume weighted average price (measured in U.S. dollars) of Rentokil Initial ADSs (measured using the volume weighted average price of Rentokil Initial ordinary shares multiplied by the number of Rentokil Initial ordinary shares represented by each Rentokil Initial ADS) for the trading day that is two trading days prior to the closing date of the transaction (or such other date as may be mutually agreed to by Rentokil Initial and Terminix) (such trading day, the “measurement day,” such price, the “Rentokil Initial ADS price,” and such number of Rentokil Initial ADSs, the “stock consideration”) or (2) an amount in cash, without interest, and in U.S. dollars equal to (A) the per share cash amount plus (B) the product of the exchange ratio and the Rentokil Initial ADS price (the “cash consideration” ). We refer to the stock consideration and the cash consideration payable per share of Terminix common stock in the transaction, as applicable, as the “merger consideration.” Any Terminix stockholder who does not make an election will be deemed to have made an election to receive stock consideration. Each Terminix stockholder will receive cash in U.S. dollars (without interest) in lieu of any fractional Rentokil Initial ADSs that such stockholder would otherwise receive in the transaction. Any cash amounts to be received by a Terminix stockholder in lieu of any fractional Rentokil Initial ADSs will be rounded down to the nearest cent.

The total number of Rentokil Initial ADSs to be issued and the aggregate amount of cash to be paid under the terms of the merger agreement will not vary as a result of individual election preferences. The Rentokil Initial ADSs issued in connection with the transaction will be listed on the New York Stock Exchange (which we refer to as the “NYSE”) and are expected to trade under the symbol “RTO.” Based on the number of shares of Terminix common stock and Rentokil Initial ordinary shares outstanding on August 31, 2022, immediately after completion of the transaction, we expect that former Terminix stockholders who receive Rentokil Initial ADSs in the transaction would own Rentokil Initial ADSs representing approximately 25.7% of the outstanding ordinary shares of Rentokil Initial, and Rentokil

Initial shareholders immediately prior to the transaction would own approximately 74.3% of the outstanding ordinary shares of Rentokil Initial. Rentokil Initial ordinary shares are traded on the London Stock Exchange plc’s main market for listed securities (which we refer to as the “LSE”) under the symbol “RTO.” Terminix common stock is traded on the NYSE under the symbol “TMX.” We encourage you to obtain current quotes for Rentokil Initial ordinary shares and the common stock of Terminix.
The value of the per share cash consideration and the value of the per share stock consideration as of the measurement day will be substantially the same. For example, as of July 15, 2022 (which date has been selected solely for illustrative purposes), Rentokil Initial’s volume weighted share price was £5.0825 (expressed in whole pounds sterling and pence, to four decimal places) and the spot Sterling-U.S. Dollar exchange rate was 1.1855. If such date were the measurement day, the Rentokil Initial ADS price would be $30.13 and, accordingly:
•
the per share cash consideration would be an amount in cash equal to $42.99 which is (A) $11.00, the per share cash amount, plus (B) $31.99, the product of 1.0619, the exchange ratio, and $30.13, the Rentokil Initial ADS price as of such date; and

•
the per share stock consideration would be a number of Rentokil Initial ADSs equal to 1.4270 (which have an approximate value as of such date of $42.99) which is (A) 1.0619, the exchange ratio, plus (B) 0.3651, the quotient of $11.00, the per share cash amount, and $30.13, the Rentokil Initial ADS price as of such date.

As a result, as of July 15, 2022, the implied value of each of the per share cash consideration and the per share stock consideration was approximately $42.99 per share of Terminix common stock. The consideration to be paid to Terminix stockholders is subject, pursuant to the terms of the merger agreement, to automatic adjustment and proration in the manner described in the section of this proxy statement/prospectus entitled “The Merger Agreement — Merger Consideration” beginning on page 132 to ensure that the total amount of cash paid and the total number of Rentokil Initial ADSs issued in the transaction equal the aggregate amount agreed to in the merger agreement. For detailed illustrations of the potential allocation and proration of the merger consideration, see the section of this proxy statement/prospectus entitled “The Merger Agreement — Allocation of Merger Consideration and Illustrative Elections and Calculations” beginning on page 135.
The market value of the merger consideration to Terminix stockholders will fluctuate with the market price of Rentokil Initial ordinary shares and will not be known at the time that Terminix stockholders vote on the transaction. Based on Rentokil Initial’s five-day average daily volume weighted share price and the five-day average of the Sterling-U.S. Dollar exchange rate, in each case, over the period spanning December 6, 2021 to December 10, 2021, inclusive, the implied value of the merger consideration to Terminix stockholders was approximately $55.00 per share of Terminix common stock. As described in the prior paragraph, based on Rentokil Initial’s volume weighted average share price and the spot Sterling-U.S. Dollar exchange rate, in each case, as of July 15, 2022, the implied value of the merger consideration to Terminix stockholders was approximately $42.99 per share of Terminix common stock. To further demonstrate how the implied value of the merger consideration may fluctuate over time, we note that as of August 31, 2022 (the latest practicable date prior to the date of this proxy statement/prospectus), Rentokil Initial’s volume weighted share price was £5.2331 (expressed in whole pounds sterling and pence, to four decimal places) and the spot Sterling-U.S. Dollar exchange rate was 1.1638. If such date were the measurement day, the Rentokil Initial ADS price would be $30.45 and, accordingly:
•
the per share cash consideration would be an amount in cash equal to $43.33 which is (A) $11.00, the per share cash amount, plus (B) $32.33, the product of 1.0619, the exchange ratio, and $30.45, the Rentokil Initial ADS price as of such date; and

•
the per share stock consideration would be a number of Rentokil Initial ADSs equal to 1.4231 (which have an approximate value on such date of $43.33) which is (A) 1.0619, the exchange ratio, plus (B) 0.3612, the quotient of $11.00, the per share cash amount, and $30.45, the Rentokil Initial ADS price as of such date.

As a result, as of August 31, 2022, the implied value of each of the per share cash consideration and the per share stock consideration was approximately $43.33 per share of Terminix common stock. The consideration to be paid to Terminix stockholders is subject, pursuant to the terms of the merger agreement, to automatic adjustment and proration in the manner described in the section of this proxy statement/prospectus entitled “The Merger Agreement — Merger Consideration” beginning on page 132 to ensure that the total amount of cash paid and the total number of Rentokil Initial ADSs issued in the transaction equal the aggregate amount agreed to in the merger agreement. For detailed illustrations of the potential allocation and proration of the merger consideration, see the section of this proxy statement/prospectus entitled “The Merger Agreement — Allocation of Merger Consideration and Illustrative Elections and Calculations” beginning on page 135.
The market price of Rentokil Initial ordinary shares and the implied value of the merger consideration could be greater than, less than or the same as their market price or implied value, as applicable, on the date of this proxy statement/prospectus or the date of the Terminix special meeting. Accordingly, you should obtain current market quotations for Rentokil Initial ordinary shares and Terminix common stock before deciding how to vote with respect to the merger proposal. Rentokil Initial ordinary shares and Terminix common stock are traded on the LSE and the NYSE, under the symbols “RTO” and “TMX,” respectively. For more information regarding the merger consideration to be received by Terminix stockholders (including the applicable allocation and proration provisions and detailed illustrations thereof) if the transaction is completed, see the sections of this proxy statement/prospectus entitled “The Merger Agreement — Merger Consideration” beginning on page 132 and “The Merger Agreement — Allocation of Merger Consideration and Illustrative Elections and Calculations” beginning on page 135.
Q:
What is an American depositary share?

A:
An American depositary share, or ADS, represents a specified number of securities of a non-U.S. company deposited with a custodian bank. Each Rentokil Initial ADS will represent five Rentokil Initial ordinary shares. Rentokil Initial ADSs constituting any of the merger consideration will be issued in uncertificated book-entry form, unless a physical American depository receipt evidencing such Rentokil Initial ADSs is required under applicable law. The Rentokil Initial ADSs will be issued pursuant to the terms of the deposit agreement.

Q:
If I am a Terminix stockholder, how do I make an election for the type of merger consideration that I prefer to receive?

A:
Each holder of record of Terminix common stock as of September 6, 2022 will be mailed a form of election at least 20 business days in advance of the first effective time. Each Terminix stockholder should specify in the form of election (1) the number of shares of Terminix common stock that such stockholder elects to have exchanged for the cash consideration and (2) the number of shares of Terminix common stock that such stockholder elects to have exchanged for the stock consideration. Any Terminix stockholder who does not make an election will be deemed to have made an election to receive the stock consideration. Any Terminix stockholder who votes against the merger proposal is still entitled to make a cash/stock election with respect to such stockholder’s shares of Terminix common stock.

The consideration to be paid to Terminix stockholders is subject, pursuant to the terms of the merger agreement, to automatic adjustment and proration in the manner described in the section of this proxy statement/prospectus entitled “The Merger Agreement — Merger Consideration” beginning on page 132 to ensure that the total amount of cash paid and the total number of Rentokil Initial ADSs to be issued in the transaction equals the aggregate amount agreed to in the merger agreement. For detailed illustrations of the potential allocation and proration of the merger consideration, see the section of this proxy statement/prospectus entitled “The Merger Agreement — Allocation of Merger Consideration and Illustrative Elections and Calculations” beginning on page 135. No fractional Rentokil Initial ADSs will be issued in the transaction, and Terminix stockholders will receive cash in lieu of any fractional Rentokil Initial ADSs. An election will have been properly made only if the designated exchange agent has received a properly completed form of election at its designated office by 5:00 p.m., Eastern Time, on the date that is three business days preceding the closing date. Terminix and Rentokil

Initial expect to complete the transaction on October 12, 2022, assuming the merger proposal is approved by Terminix stockholders on October 6, 2022 and the other conditions to closing (described under the section of this proxy statement/prospectus entitled “The Merger Agreement — Conditions to Completion of the Transaction” beginning on page 141) are satisfied (including approval of the Rentokil Initial transaction-related proposals by Rentokil Initial shareholders on October 6, 2022). In connection with the anticipated completion of the transaction, the anticipated election deadline for Terminix stockholders to elect the form of merger consideration they desire to receive in the transaction has been set for 5:00 p.m. Eastern Time on October 6, 2022.
Q:
Will I receive the form of merger consideration that I request on the form of election?

A:
Not necessarily. The aggregate amount of cash and the total number of Rentokil Initial ADSs to be paid and issued, respectively, to Terminix stockholders pursuant to the merger agreement will not vary as a result of individual election preferences. If there is an oversubscription of the aggregate amount of cash available to be paid by Rentokil Initial to Terminix stockholders due to the elections of Terminix stockholders, the aggregate amount of cash payable by Rentokil Initial in the transaction will not be increased. Similarly, if there is an oversubscription of the aggregate number of Rentokil Initial ADSs to be issued by Rentokil Initial to Terminix stockholders due to the elections of Terminix stockholders (or failures to make an election), the aggregate number of Rentokil Initial ADSs to be issued by Rentokil Initial in the transaction will not be increased. Rather, in either such case, the exchange agent will allocate between cash and Rentokil Initial ADSs in accordance with the proration mechanics described in “The Merger Agreement — Merger Consideration” to ensure that the total amount of cash paid and the total number of Rentokil Initial ADSs to be issued in the transaction equals the aggregate amount agreed to in the merger agreement. For detailed illustrations of the potential allocation and proration of the merger consideration, see the section of this proxy statement/prospectus entitled “The Merger Agreement — Allocation of Merger Consideration and Illustrative Elections and Calculations” beginning on page 135.

Accordingly, there is no assurance that each Terminix stockholder that has made a valid election to receive cash consideration or stock consideration will receive the form of consideration elected with respect to the shares of Terminix common stock held by such stockholder.
For additional information, see the sections of this proxy statement/prospectus entitled “The Merger Proposal — Merger Consideration” beginning on page 74 and “The Merger Agreement — Allocation of Merger Consideration and Illustrative Elections and Calculations” beginning on page 135.
Q:
Will the value of the merger consideration I receive vary depending on whether I make the stock election or cash election?

A:
The value of the per share cash consideration and the value of the per share stock consideration as of the measurement day will be substantially the same. If the price of Rentokil Initial ADSs upon the close of the transaction equals the Rentokil Initial ADS price (measured using the volume weighted average price of Rentokil Initial ordinary shares as of the measurement day multiplied by five), the value at transaction close of the merger consideration you receive will be the same, regardless of whether you make the stock election or cash election. Because the price of Rentokil Initial ADSs upon the close of the transaction may be higher or lower than the Rentokil Initial ADS price (measured using the volume weighted average price of Rentokil Initial ordinary shares as of the measurement day multiplied by five), the value at transaction close of the merger consideration you receive may vary, depending on whether you make the stock election or cash election. The Rentokil Initial ADSs to be issued in connection with the transaction will be listed on the NYSE.

Q:
What is the deadline for making an election?

A:
Your election, to be properly made, must be received by the exchange agent at its designated office by the election deadline, which is 5:00 p.m. Eastern Time on the date that is three business days preceding the closing date. Terminix and Rentokil Initial expect to complete the transaction on October 12, 2022, assuming the merger proposal is approved by Terminix stockholders on October 6, 2022 and the other conditions to closing (described under the section of this proxy statement/prospectus entitled “The Merger Agreement — Conditions to Completion of the Transaction” beginning on page 141) are satisfied (including approval of the Rentokil Initial transaction-related proposals by Rentokil Initial shareholders on October 6, 2022). In connection with the anticipated completion of the transaction, the anticipated election deadline for Terminix stockholders to elect the form of merger consideration they desire to receive in the transaction has been set for 5:00 p.m. Eastern Time on October 6, 2022.
Q:
Can Terminix stockholders revoke their election for cash consideration or stock consideration (which we refer to as a “cash/stock election”) after submitting their initial cash/stock election?

A:
Yes. Any record holder of Terminix common stock who has delivered a duly completed election form to the exchange agent may, at any time prior to the election deadline, revoke such holder’s cash/stock election only by written notice received by the exchange agent prior to the election deadline.

Q:
What happens if I do not send a form of election or it is not received by the election deadline?

A:
If the exchange agent does not receive a properly completed form of election from you at or prior to the election deadline, then you will be deemed to have elected to receive stock consideration with respect to your shares of Terminix common stock. You bear the risk of delivery of the form of election to the exchange agent.

Q:
Can Terminix stockholders transfer their shares after submitting an initial cash/stock election?

A:
Terminix stockholders of record who have made a cash/stock election will be unable to sell or otherwise transfer their shares of Terminix common stock after making such election, unless the cash/stock election is properly revoked before such election deadline in accordance with the election procedures or unless the merger agreement is terminated pursuant to its terms.

Q:
How does the Terminix board of directors recommend that I vote at the Terminix special meeting?

A:
The Terminix board of directors unanimously recommends that you vote “FOR” the merger proposal and “FOR” the compensation proposal.

In considering the recommendations of the Terminix board of directors, Terminix stockholders should be aware that Terminix directors and executive officers may have interests in the transaction that are different from, or in addition to, their interests as Terminix stockholders. These interests may include, among others, the treatment of outstanding Terminix equity awards pursuant to the merger agreement, the payment of severance benefits and acceleration of outstanding Terminix equity awards upon certain terminations of employment, and the combined company’s agreement to indemnify Terminix directors and executive officers against certain claims and liabilities. For a more complete description of these interests, see the information provided in the section of this proxy statement/prospectus entitled “The Merger Proposal — Interests of Terminix’s Directors and Executive Officers in the Transaction” beginning on page 105.
Q:
How do Terminix’s directors and executive officers intend to vote?

A:
Terminix currently expects that Terminix’s directors and executive officers eligible to vote on the proposals brought before the Terminix special meeting will vote their Terminix common stock “FOR” the merger proposal and “FOR” the compensation proposal.

Q:
Who is entitled to vote at the Terminix special meeting?

A:
All holders of record of shares of Terminix common stock who held shares at the close of business on September 6, 2022 (which we refer to as the “record date”), are entitled to receive notice of, and to vote at, the Terminix special meeting. Each such holder of Terminix common stock is entitled to cast one vote on each matter properly brought before the Terminix special meeting for each share of Terminix common stock that such holder owned of record as of the record date. Attendance at the Terminix special meeting is not required to vote. See below and the section of this proxy statement/prospectus entitled “The Terminix Special Meeting — Methods of Voting” beginning on page 68 for instructions on how to vote your shares without attending the Terminix special meeting.

Q:
What is a proxy?

A:
A proxy is a stockholder’s legal designation of another person to vote shares owned by such stockholder on their behalf. The document used to designate a proxy to vote your shares of Terminix common stock is referred to as a “proxy card.”
Q:
How many votes do I have for the Terminix special meeting?

A:
Each Terminix stockholder is entitled to one vote for each share of Terminix common stock held of record as of the close of business on the record date. As of the close of business on the record date, there were 121,606,696 outstanding shares of Terminix common stock.

Q:
What constitutes a quorum for the Terminix special meeting?

A:
A quorum means the presence in person (including virtually via the Internet) or by proxy of the holders of record of a majority of the Terminix common stock entitled to vote at the Terminix special meeting.

Q:
What happens if the transaction is not completed?

A:
If the merger proposal is not approved by Terminix stockholders, or if the transaction is not completed for any other reason, Terminix stockholders will not receive the merger consideration or any other consideration in connection with the transaction, and their shares of Terminix common stock will remain outstanding.

If the transaction is not completed, Terminix will remain an independent public company and the Terminix common stock will continue to be listed and traded on the NYSE under the symbol “TMX.”
If the merger agreement is terminated under specified circumstances, Terminix may be required to pay Rentokil Initial by way of compensation a termination payment of $200 million. If the merger agreement is terminated under other specified circumstances, Rentokil Initial may be required to pay Terminix by way of compensation a termination payment of $150 million. In addition, either party may be required to pay to the other party by way of compensation a payment of $50 million if the merger agreement is terminated in certain specified circumstances. See the section of this proxy statement/prospectus entitled “The Merger Agreement — Termination of the Merger Agreement” beginning on page 160 for a more detailed discussion of the termination payments.
Q:
What stockholder vote is required for the approval of each proposal at the Terminix special meeting? What will happen if I fail to vote or abstain from voting on each proposal at the Terminix special meeting?

A:
Proposal 1:   Merger Proposal.   Assuming a quorum is present at the Terminix special meeting, approval of the merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Terminix common stock entitled to vote. Accordingly, a Terminix stockholder’s abstention from voting or the failure of any Terminix stockholder to vote (including the failure of a Terminix stockholder who holds their shares in “street name” through a bank, broker or other nominee to give voting instructions to such bank, broker or other nominee with respect to the merger proposal), will have the same effect as a vote “AGAINST” the merger proposal.

Proposal 2:   Compensation Proposal.   Assuming a quorum is present at the Terminix special meeting, approval of the compensation proposal requires the affirmative vote of the holders of at least a majority in voting power of the outstanding shares of Terminix common stock present in person (including virtually via the Internet) or represented by proxy at the Terminix special meeting and entitled to vote. Accordingly, a broker non-vote or a Terminix stockholder’s failure to return or submit a proxy and to attend the Terminix special meeting will have no effect on the compensation proposal (assuming a quorum is present), but the failure of any shares present or represented at the Terminix special meeting and entitled to vote on the proposal to vote will have the same effect as a vote “AGAINST” the compensation proposal.
Q:
Why am I being asked to consider and vote on a proposal to approve, by non-binding, advisory vote, the merger-related compensation for Terminix’s named executive officers (i.e., the compensation proposal)?

A:
Under SEC rules, Terminix is required to seek a non-binding, advisory vote of its stockholders with respect to the compensation that may be paid or become payable to Terminix’s named executive officers that is based on or otherwise relates to the transaction.
Q:
What happens if Terminix stockholders do not approve, by non-binding, advisory vote, the merger-related compensation for Terminix’s named executive officers (i.e., the compensation proposal)?

A:
Because the vote to approve the compensation proposal is advisory in nature, the outcome of the vote will not be binding upon Terminix or the combined company and the completion of the transaction is not conditioned or dependent upon the approval of the compensation proposal. Accordingly, the merger-related compensation, which is described in the section of this proxy statement/prospectus entitled “The Merger Proposal — Interests of Terminix’s Directors and Executive Officers in the Transaction” beginning on page 105 of this proxy statement/prospectus, may be paid to Terminix’s named executive officers even if Terminix’s stockholders do not approve the compensation proposal.

Q:
How can I vote my shares at the Terminix special meeting?

A:
Shares held directly in your name as the stockholder of record of Terminix may be voted during the Terminix special meeting via the special meeting website. If you choose to vote your shares during the virtual meeting, you will need the 16-digit control number included on your proxy card in order to access the special meeting website and to vote as described in the section of this proxy statement/prospectus entitled “The Terminix Special Meeting — Attending the Terminix Special Meeting” beginning on page 70.

Shares held in “street name” may be voted via the special meeting website only if you obtain a specific control number and follow the instructions provided by your bank, broker or other nominee. See the section of this proxy statement/prospectus entitled “The Terminix Special Meeting — Attending the Terminix Special Meeting” beginning on page 70.
Even if you plan to attend the Terminix special meeting, Terminix recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the Terminix special meeting.
Additional information on attending the Terminix special meeting can be found under the section of this proxy statement/prospectus entitled “The Terminix Special Meeting” beginning on page 66.
Q:
How can I vote my shares without attending the Terminix special meeting?

A:
Whether you hold your shares directly as the stockholder of record of Terminix or beneficially in “street name,” you may direct your vote by proxy without attending the Terminix special meeting via the special meeting website. If you are a stockholder of record, you can vote by proxy over the Internet, or by telephone or by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker or other nominee.

Additional information on voting procedures can be found under the section of this proxy statement/prospectus entitled “The Terminix Special Meeting” beginning on page 66.
Q:
What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in “street name?”

A:
If your shares of common stock in Terminix are registered directly in your name with Computershare Trust Company N.A., the transfer agent for Terminix, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote your shares directly at the Terminix special meeting. You may also grant a proxy for your vote directly to Terminix or to a third party to vote your shares at the Terminix special meeting.

If your shares of common stock in Terminix are held by a bank, broker or other nominee, you are considered the beneficial owner of shares held in “street name.” Your bank, broker or other nominee will send you, as the beneficial owner, a package describing the procedures for voting your shares and you must instruct the bank, broker or other nominee on how to vote them by following the instructions that the bank, broker or other nominee provides to you with these proxy materials. Most banks, brokers and other nominees offer the ability for stockholders to submit voting instructions by mail by completing a voting instruction card, by telephone, and by the Internet.
Q:
If my shares of Terminix common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote those shares for me?

A:
No. Your bank, broker or other nominee will only be permitted to vote your shares of Terminix common stock if you instruct your bank, broker or other nominee how to vote. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares. Under the NYSE rules, banks, brokers and other nominees who hold shares of Terminix common stock in “street name” for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are prohibited from exercising their voting discretion with respect to non-routine matters, which include all the proposals currently scheduled to be considered and voted on at the Terminix special meeting. As a result, absent specific instructions from the beneficial owner of such shares, banks, brokers and other nominees are not empowered to vote such shares.

Since there are no items on the agenda that your broker has discretionary authority to vote upon, broker non-votes will not be counted as present at the Terminix special meeting for the purposes of determining a quorum if you fail to instruct your broker on how to vote on the proposals. Therefore, a broker non-vote will have the same effect as a vote “AGAINST” the merger proposal. If you fail to submit any instruction to your bank, broker or other nominee, it will have no effect on the compensation proposal, assuming that a quorum is otherwise present.
Q:
What should I do if I receive more than one set of voting materials for the Terminix special meeting?

A:
If you hold shares of Terminix common stock in “street name” and also directly in your name as a stockholder of record or otherwise, or if you hold shares of Terminix common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the Terminix special meeting.

Record Holders.   For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or via the Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of Terminix common stock are voted.
Shares in “street name.”   For shares held in “street name” through a bank, broker or other nominee, you should follow the procedures provided by your bank, broker or other nominee to make sure that you vote all of your shares.
Q:
If a stockholder gives a proxy, how are the shares of Terminix common stock voted?

A:
Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of Terminix common stock in the way that you indicate. For each proposal to be voted on at the Terminix special meeting, you may specify whether your shares of Terminix common stock should be voted for or against, or abstain from voting.

Q:
How will my shares of Terminix common stock be voted if I return a blank proxy?

A:
If you sign, date and return your proxy and do not indicate how you want your shares of Terminix common stock to be voted, then your shares of Terminix common stock will be voted in accordance with the recommendation of the Terminix board of directors: “FOR” the merger proposal and “FOR” the compensation proposal.

Q:
Can I change my vote after I have submitted my proxy?

A:
Any Terminix stockholder giving a proxy has the right to revoke the proxy and change their vote before the proxy is voted at the Terminix special meeting by doing any of the following:

•
subsequently submitting a new proxy (including by submitting a proxy via the Internet or telephone) for the Terminix special meeting that is received by the deadline specified on the accompanying proxy card;

•
giving written notice of your revocation to Terminix’s Corporate Secretary; or

•
revoking your proxy and voting at the Terminix special meeting.

Execution or revocation of a proxy will not in any way affect your right to attend the Terminix special meeting and vote thereat. Written notices of revocation and other communications with respect to the revocation of proxies should be addressed to:
Terminix Global Holdings, Inc.
150 Peabody Place
Memphis, Tennessee 38103
(901) 597-1400
Attn: Corporate Secretary
For more information, see the section of this proxy statement/prospectus entitled “The Terminix Special Meeting — Revocability of Proxies” beginning on page 69.
Q:
If I hold my shares in “street name,” can I change my voting instructions after I have submitted voting instructions to my bank, broker or other nominee?

A:
If your shares are held in the name of a bank, broker or other nominee and you previously provided voting instructions to your bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee to revoke or change your voting instructions.

Q:
What is a “broker non-vote”?

A:
Under the NYSE rules, banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. All of the proposals currently expected to be brought before the Terminix special meeting are “non-routine” matters under the NYSE rules.

A “broker non-vote” occurs on an item when (1) a bank, broker or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (2) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Because all of the proposals currently expected to be voted on at the Terminix special meeting are non-routine matters under the NYSE rules for which brokers do not have discretionary authority to vote, Terminix does not expect there to be any broker non-votes at the Terminix special meeting.
Q:
Where can I find the voting results of the Terminix special meeting?

A:
The preliminary voting results for the Terminix special meeting are expected to be announced at the Terminix special meeting. In addition, within four business days following the Terminix special meeting, Terminix will file the final voting results of the Terminix special meeting (or, if the final voting results have not yet been certified, the preliminary results) with the SEC on a Current Report on Form 8-K.

Q:
Do Terminix stockholders have dissenters’ or appraisal rights?

A:
Yes. If you want to exercise appraisal rights and receive the fair value of shares of Terminix common stock in cash instead of the merger consideration, then you must file a written objection with Terminix prior to the Terminix special meeting stating, among other things, that you will exercise your right to dissent if the transaction is completed. Also, you may not vote in favor of the merger proposal and must follow other procedures, both before and after the Terminix special meeting, as described in Annex C to this proxy statement/prospectus. Note that if you return a signed proxy card without voting instructions or with instructions to vote “FOR” the merger proposal, then your shares will automatically be voted in favor of the merger proposal and you will lose all appraisal rights available under Delaware law. A summary of these provisions can be found under the section of this proxy statement/prospectus entitled “The Merger Agreement — Shares Subject to Properly Exercised Appraisal Rights” beginning on page 139. Due to the complexity of the procedures for exercising the right to seek appraisal, Terminix stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with the applicable Delaware law provisions will result in the loss of the right of appraisal.
Q:
Are there any risks that I should consider in deciding whether to vote for the approval of the merger proposal?

A:
Yes. You should read and carefully consider the risk factors set forth in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 37. You also should read and carefully consider the risk factors with respect to Terminix that are contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:
What happens if I sell my shares of Terminix common stock after the record date but before the Terminix special meeting?

A:
The record date is earlier than the date of the Terminix special meeting. If you sell or otherwise transfer your shares of Terminix common stock after the record date but before the Terminix special meeting, you will, unless special arrangements are made, retain your right to vote at the Terminix special meeting.

Q:
Who will solicit and pay the cost of soliciting proxies?

A:
Terminix has engaged Innisfree M&A Incorporated (which we refer to as “Innisfree”) to assist in the solicitation of proxies for the Terminix special meeting. Terminix estimates that it will pay Innisfree a fee of approximately $25,000, plus reimbursement for certain out-of-pocket fees and expenses. Terminix has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Terminix also may be required to reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Terminix common stock. Terminix’s directors, officers and employees and Rentokil Initial’s directors, officers and employees also may solicit proxies by telephone, by electronic means or in person. They will not be paid any additional amounts for soliciting proxies.
Q:
When is the transaction expected to be completed?

A:
Terminix and Rentokil Initial expect to complete the transaction on October 12, 2022, assuming the merger proposal is approved by Terminix stockholders on October 6, 2022 and the other conditions to closing (described under the section of this proxy statement/prospectus entitled “The Merger Agreement — Conditions to Completion of the Transaction” beginning on page 141) are satisfied ( including approval of the Rentokil Initial transaction-related proposals by Rentokil Initial shareholders on October 6, 2022). However, neither Terminix nor Rentokil Initial can predict the actual date on which the transaction will be completed, or if the transaction will be completed at all, because completion of the transaction is subject to conditions and factors outside the control of both companies. The merger agreement contains an end date of December 31, 2022, for the completion of the transaction, which may be extended to March 13, 2023 by either Terminix or Rentokil Initial in certain circumstances, which we refer to as the “end date.” See also the section of this proxy statement/prospectus entitled “The Merger Proposal —  Regulatory Approvals Required for the Transaction” beginning on page 112.

Q:
Is the completion of the transaction subject to any conditions?

A:
Yes. Rentokil Initial and Terminix are not required to complete the transaction unless certain conditions are satisfied (or, to the extent permitted by applicable law, waived). These conditions include, among others, the adoption of the merger agreement by Terminix stockholders and the approval by Rentokil Initial shareholders of the Rentokil Initial transaction-related proposals. For a more complete summary of the conditions that must be satisfied (or, to the extent permitted by applicable law, waived) prior to completion of the transaction, see the section of this proxy statement/prospectus entitled “The Merger Agreement — Conditions to Completion of the Transaction” beginning on page 141.

Q:
What equity stake will Terminix stockholders hold in Rentokil Initial immediately following the transaction?

A:
Based on the number of Rentokil Initial ordinary shares and shares of Terminix common stock outstanding on August 31, 2022, immediately after completion of the transaction, former Terminix stockholders who receive Rentokil Initial ADSs in the transaction are expected to own Rentokil Initial ADSs representing approximately 25.7% of the outstanding Rentokil Initial ordinary shares, and Rentokil Initial shareholders immediately prior to the transaction are expected to own approximately 74.3% of the outstanding Rentokil Initial ordinary shares. The relative ownership interests of Rentokil Initial shareholders and former Terminix stockholders who receive Rentokil Initial ADSs in the transaction in Rentokil Initial immediately following the transaction will depend on the number of Rentokil Initial ordinary shares and shares of Terminix common stock issued and outstanding immediately prior to the transaction.

Q:
If I am a Terminix stockholder, how will I receive the merger consideration to which I am entitled?

A:
As a holder of Terminix common stock in book-entry form, whether through DTC or otherwise, you will not be required to take any specific actions to exchange your shares for the merger consideration. Your Terminix shares will, following the effective time of the first merger, be automatically exchanged for any Rentokil Initial ADSs (in book-entry form) and/or cash (including any cash in lieu of any fractional Rentokil Initial ADSs) to which you are entitled. More information may be found in the sections of this proxy statement/prospectus entitled “The Merger Agreement — Merger Consideration” and “The Merger Agreement — No Fractional ADSs” beginning on pages 132 and 138, respectively.

Q:
Will the Rentokil Initial ADSs to be issued to me at the completion of the transaction be publicly traded on an exchange?

A:
Yes. It is a condition to the completion of the transaction that the Rentokil Initial ADSs (and Rentokil Initial ordinary shares represented thereby) to be issued in connection with the transaction be approved for listing on the NYSE, subject to official notice of issuance. In addition, it is a condition that Rentokil Initial receive acknowledgement by the FCA of the approval of the application for the admission of Rentokil Initial ordinary shares represented by the Rentokil Initial ADSs to the premium listing segment of the FCA’s official list, and acknowledgement by the LSE of the admission to trading of Rentokil Initial ordinary shares represented by the Rentokil Initial ADSs on the LSE’s main market for listed securities. Therefore, at the first effective time, all Rentokil Initial ADSs received by Terminix stockholders in connection with the transaction will be listed on the NYSE (and are expected to trade under the symbol “RTO”) and may be traded on the exchange by stockholders.

Rentokil Initial ADSs received by Terminix stockholders in connection with the transaction will be freely transferable, except for Rentokil Initial ADSs issued to any stockholder deemed to be an “affiliate” of Rentokil Initial for purposes of U.S. federal securities law. For more information, see the section entitled “The Merger Proposal — Restrictions on Resales of Rentokil Initial ADSs Received in the Transaction” beginning on page 119.
Q:
Can I elect to receive Rentokil Initial ordinary shares instead of Rentokil Initial ADSs?

A:
No. Terminix stockholders may not elect to receive Rentokil Initial ordinary shares in lieu of any Rentokil Initial ADSs to which they are entitled in connection with the transaction. However, if Rentokil Initial ADSs are issued to you, you will have the right, following the closing, to exchange those Rentokil Initial ADSs for Rentokil Initial ordinary shares, subject to the payment of any fees charged by the depositary bank relating to such exchange of Rentokil Initial ADSs for Rentokil Initial ordinary shares and any applicable taxes and compliance with the other procedures set forth in the deposit agreement.

For a more detailed discussion about the exchange of Rentokil Initial ADSs for Rentokil Initial ordinary shares, see the section of this proxy statement/prospectus entitled “Description of Rentokil Initial American Depositary Shares” beginning on page 193.

Q:
How will Rentokil Initial shareholders be affected by the transaction?

A:
Upon completion of the transaction, each Rentokil Initial shareholder will hold the same number of Rentokil Initial ordinary shares that such stockholder held immediately prior to completion of the transaction. As a result of the transaction, Rentokil Initial shareholders will own shares in a larger consolidated company with more assets. However, because in connection with the transaction Rentokil Initial will be issuing Rentokil Initial ADSs to Terminix stockholders in exchange for their shares of Terminix common stock, each outstanding share of Rentokil Initial ordinary shares as of immediately prior to the transaction will represent a smaller percentage of the aggregate number of shares of Rentokil Initial ordinary shares outstanding after the transaction.

Q:
What are the material U.S. federal income tax consequences of the transaction?

A:
The obligation of Terminix to complete the transaction is conditioned upon the receipt of an opinion from Wachtell, Lipton, Rosen & Katz, counsel to Terminix, or Davis Polk & Wardwell LLP, counsel to Rentokil Initial, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the first merger and the second merger, taken together as an integrated transaction, will qualify (A) as a “reorganization” within the meaning of Section 368(a) of the Code and (B) for an exception to the general rule of Section 367(a)(1) of the Code.

Accordingly, on the basis of such opinion that the transaction qualifies as a reorganization and that the general rule of Section 367(a)(1) does not apply, and assuming that, in the case of any holder who would be treated as a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Rentokil Initial following the transaction, such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8:
•
a U.S. Holder that exchanges shares of Terminix common stock solely for Rentokil Initial ADSs in the transaction will generally not recognize any gain or loss, except with respect to cash received in lieu of fractional Rentokil Initial ADSs;

•
a U.S. Holder that exchanges shares of Terminix common stock solely for cash in the transaction will generally recognize gain or loss equal to the difference between the amount of cash received and such U.S. Holder’s adjusted tax basis in such Terminix common stock; and

•
a U.S. Holder that exchanges shares of Terminix common stock for a combination of Rentokil Initial ADSs and cash in the transaction will generally recognize gain (but not loss) in an amount equal to the lesser of: (i) the cash (excluding cash received in lieu of fractional Rentokil Initial ADSs, if any) received by such U.S. Holder in the transaction; and (ii) the excess, if any, of (a) the cash (excluding cash received in lieu of fractional Rentokil Initial ADSs, if any) plus the fair market value of the Rentokil Initial ADSs (including any fractional Rentokil Initial ADSs deemed received) received by such U.S. Holder in exchange for its shares of Terminix common stock in the transaction, over (b) such U.S. Holder’s tax basis in its shares of Terminix common stock exchanged.

In addition, a U.S. Holder generally will recognize gain or loss with respect to any cash received in lieu of fractional Rentokil Initial ADSs.
A Non-U.S. Holder exchanging its shares of Terminix common stock for the merger consideration generally will not be subject to U.S. federal income tax in respect of the transaction.
For definitions of “U.S. Holder” and “Non-U.S. Holder” and a more detailed discussion of the material U.S. federal income tax consequences of the transaction to U.S. Holders and Non-U.S. Holders, see the section of this proxy statement/prospectus entitled “The Merger Proposal — Material U.S. Federal Income Tax Consequences” beginning on page 121.
The U.S. federal income tax consequences described above may not apply to all holders of Terminix common stock. A Terminix stockholder’s tax consequences will depend on his, her or its individual situation. Accordingly, each Terminix stockholder is urged to consult his, her or its tax advisors for a full understanding of the particular tax consequences of the transaction to such stockholder.

Q:
What are the important differences between a Rentokil Initial ordinary share and a Rentokil Initial ADS?

A:
Each Rentokil Initial ADS represents a beneficial interest in five Rentokil Initial ordinary shares. Other key differences include:

•
Rentokil Initial ADSs will trade in U.S. dollars, while Rentokil Initial ordinary shares trade in pounds sterling on the LSE;

•
cash dividends paid in respect of Rentokil Initial ADSs will be subject to any applicable fees, charges and expenses incurred by the depositary bank in connection with the distribution thereof without the consent of Rentokil Initial, while no such fee is payable by holders of Rentokil Initial ordinary shares;

•
prior to or at completion of the transaction, all Rentokil Initial ADSs will be listed on NYSE (and are expected to trade under the symbol “RTO”), while Rentokil Initial ordinary shares are listed on the LSE; and

•
holders of Rentokil Initial ADSs may vote the underlying Rentokil Initial ordinary shares by instructing the depositary bank how to vote the corresponding Rentokil Initial ordinary shares, while holders of Rentokil Initial ordinary shares may vote directly at any general meetings.

For a more detailed discussion about Rentokil Initial ordinary shares and Rentokil Initial ADSs, see the description of Rentokil Initial’s ordinary shares and Rentokil Initial ADSs contained in sections of this proxy statement/prospectus entitled “Description of Rentokil Initial Ordinary Shares” beginning on page 193 and “Description of Rentokil Initial American Depositary Shares” beginning on page 202.
Q:
What should I do now?

A:
You should read this proxy statement/prospectus carefully and in its entirety, including the annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or submit your voting instructions by telephone or over the Internet as soon as possible so that your shares will be voted in accordance with your instructions.

Q:
How can I find more information about Terminix or Rentokil Initial?

A:
You can find more information about Terminix or Rentokil Initial from various sources described in the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 328.

Q:
Whom do I call if I have questions about the Terminix special meeting or the transaction?

A:
If you have questions about the Terminix special meeting or the transaction, or desire additional copies of this proxy statement/prospectus or additional proxies, you may contact:

INNISFREE M&A INCORPORATED
501 Madison Avenue, 20th Floor
New York, NY 10022
Shareholders may call toll-free: (877) 456-3427
Banks and brokers may call collect: (212) 750-5833

SUMMARY
This summary highlights information contained elsewhere in this proxy statement/prospectus and may not contain all of the information that might be important to you. Terminix and Rentokil Initial urge you to read carefully the remainder of this proxy statement/prospectus, including the attached annexes, the documents incorporated by reference into this proxy statement/prospectus and the other documents to which Terminix and Rentokil Initial have referred you. You may obtain the information incorporated by reference in this proxy statement/prospectus without charge by following the instructions in the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 328. Each item in this summary includes a page reference to direct you to a more complete description of the topics presented in this summary.
Information about the Companies (page 188)
Rentokil Initial plc
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
Tel: +44 1293 858000
Rentokil Initial is a global leader in the provision of route-based services which protect people and enhance lives. Incorporated as Rentokil Limited in 1926 in England and Wales and listed on the London Stock Exchange market in 1969, Rentokil Initial now has a global reach, with approximately 46,000 colleagues and operations in 88 countries around the world, in more than 90 of the world’s 100 leading cities. In 1996, Rentokil Limited acquired British Electric Traction and the “Initial” brand to become Rentokil Initial. Rentokil Initial’s purpose is to protect people from the dangers of pest-borne disease and the risks of poor hygiene and to enhance lives with services that protect the health and wellbeing of people and the reputation of its customers’ brands.
Rentokil Initial operates three business segments: Pest Control, Hygiene & Wellbeing and Workwear (France). However, Rentokil Initial considers Pest Control and Hygiene & Wellbeing to be its core business segments. The Pest Control business, which operates in 87 countries, is the world’s leading international commercial pest control service provider, offering high levels of risk management, reassurance and responsiveness to customers. The Hygiene & Wellbeing business, which operates in 67 countries, offers a wide range of services to meet today’s rising expectations for hygiene, including core washroom services, specialist services in air care and clinical-waste management, and environment-enhancing services, including scenting, plants and air monitoring. The Workwear (France) business specializes primarily in the supply and laundering of workwear, uniforms, cleanroom garments and personal protective wear in France.
Rentokil Initial is a public company trading on the LSE under the ticker symbol “RTO.” Rentokil Initial’s principal executive offices are located at Compass House, Manor Royal, Crawley, West Sussex RH10 9PY, United Kingdom, and its telephone number is +44 1293 858000.
Additional information about Rentokil Initial can be found under the section of this proxy statement/prospectus entitled “Business of Rentokil Initial” beginning on page 234 and on its website at https://www.rentokil-initial.com. The information contained in, or that can be accessed through, Rentokil Initial’s website is not intended to be incorporated into this proxy statement/prospectus. For additional information about Rentokil Initial, see the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 328.

Rentokil Initial US Holdings, Inc.
Leto Holdings I, Inc.
Leto Holdings II, LLC
Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801
1-800-677-3394
Each of Bidco, a Delaware corporation and a direct wholly owned subsidiary of Rentokil Initial, Merger Sub I, a Delaware corporation and a direct wholly owned subsidiary of Bidco, and Merger Sub II, a Delaware limited liability company and a direct wholly owned subsidiary of Bidco, were formed solely for the purpose of facilitating the transaction. Neither Bidco nor either Merger Sub has carried on any activities or operations to date, except for those activities incidental to such entity’s formation and undertaken in connection with the transactions contemplated by the merger agreement.
By operation of the transaction, Merger Sub I will be merged with and into Terminix. As a result, Terminix will survive the first merger as a direct wholly owned subsidiary of Bidco. Upon completion of the first merger, (1) Merger Sub I will cease to exist as a separate entity, and (2) Terminix, as the surviving company of the first merger, will thereafter be merged with and into Merger Sub II. As a result, Merger Sub II will survive the second merger as a direct wholly owned subsidiary of Bidco and therefore an indirect wholly owned subsidiary of Rentokil Initial. Upon completion of the second merger, Terminix will cease to exist as a separate entity.
Bidco, Merger Sub I and Merger Sub II’s principal executive offices, respectively, are located at Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, and the telephone number for Bidco and both Merger Subs is 1-800-677-3394.
Terminix Global Holdings, Inc.
150 Peabody Place
Memphis, Tennessee 38103
(901) 597-1400
Terminix is a provider of residential and commercial termite and pest management services, specializing in protection against termite damage, rodents, insects and other pests, including cockroaches, spiders, wood-destroying ants, ticks, fleas, mosquitos and bed bugs. Its services include termite remediation, annual termite inspection and prevention treatments with termite damage repair guarantees, periodic pest management services, insulation services, crawlspace encapsulation, wildlife exclusion and disinfection services. Terminix’s mission is to be the preferred pest management service in the eyes of its customers, teammates and the communities it serves.
Terminix is a Delaware corporation and successor to various entities dating back to 1927. It operates through a service network of approximately 380 company-owned branches in the U.S., Europe, Canada, Mexico and Central America, over 100 franchise and licensed locations in the U.S., Japan, South Korea, Southeast Asia, Central America and the Caribbean, and a joint venture in China. It serves both residential and commercial customers, principally in the U.S.
Terminix is a public company trading on the NYSE under the ticker symbol “TMX.” Terminix’s principal executive offices are located at 150 Peabody Place, Memphis, Tennessee 38103 and its telephone number is (901) 597-1400.
Additional information about Terminix can be found on its website at https://www.terminix.com/. The information contained in, or that can be accessed through, Terminix’s website is not intended to be incorporated into this proxy statement/prospectus. For additional information about Terminix, see the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 328.

Risk Factors Summary (page 22)
Below is a summary of the principal risk factors that you should consider in deciding how to vote for the proposals presented in this proxy statement/prospectus. The below summary is qualified in its entirety by the more complete discussion of such risks and uncertainties that follows this summary.
Risks Relating to the Transaction
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Because the market value of Rentokil Initial ordinary shares may fluctuate and the exchange ratio and per share cash amount are both fixed, Terminix stockholders cannot be sure of the market value of the merger consideration that they will receive in the transaction.

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Certain Terminix stockholders may receive a form or combination of consideration different from what they elect.

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If you make a cash/stock election, you will not be able to sell those shares unless you revoke your election prior to the election deadline.

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The market price for Rentokil Initial ADSs may be affected by different factors from those that historically have affected the market price of Terminix common stock.

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There is no assurance when or if the transaction will be completed.

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Certain Terminix agreements may contain change of control or anti-assignment provisions that may be triggered by the transaction and that, if acted upon or not waived, could cause the combined company to lose the benefit of such agreement(s) and incur liabilities or replacement costs, which could have an adverse effect on the combined company.

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The combined company may not realize all of the anticipated benefits of the transaction.

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Because Rentokil Initial is a holding company and substantially all of its operations will be conducted through its subsidiaries, its ability to pay dividends on the Rentokil Initial ordinary shares depends on its ability to obtain cash dividends or other cash payments or to obtain loans from such entities.

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The announcement and pendency of the transaction could adversely affect each of Terminix’s and Rentokil Initial’s respective businesses, results of operations, financial condition and/or prospects.

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Terminix and Rentokil Initial will incur substantial transaction fees and costs in connection with the transaction.

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The transaction may not be accretive, and may be dilutive, to Rentokil Initial’s earnings per share, which may negatively affect the market price of Rentokil Initial ordinary shares and the implied value of the Rentokil Initial ADSs following the transaction.

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The unaudited pro forma condensed combined financial information of Terminix and Rentokil Initial is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the combined company following the transaction.

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Rentokil Initial or Terminix may waive one or more of the closing conditions without re-soliciting shareholder approval or stockholder approval, respectively.

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The opinion of Terminix’s financial advisor rendered to Terminix’s board of directors does not reflect changes in circumstances between the signing of the merger agreement and the completion of the transaction.

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While the merger agreement is in effect, Terminix, Rentokil Initial and their respective subsidiaries’ businesses are subject to restrictions on their business activities.

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The termination of the merger agreement could negatively impact Terminix.

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Directors and executive officers of Terminix have interests in the transaction that may differ from the interests of Terminix stockholders generally, including, if the transaction is completed, the receipt of financial and other benefits.

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Except in specified circumstances, if the transaction is not completed by December 31, 2022, subject to extension in specified circumstances by either Terminix or Rentokil Initial, either Terminix or Rentokil Initial may choose not to proceed with the transaction.

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Following the closing, there may be less publicly available information concerning Rentokil Initial than there is for issuers that are not foreign private issuers because, as a foreign private issuer, Rentokil Initial would be exempt from a number of rules under the U.S. Exchange Act and would be permitted to file less information with the SEC than issuers that are not foreign private issuers and Rentokil Initial, as a foreign private issuer, would be permitted to follow home country practice in lieu of the listing requirements of NYSE, subject to certain exceptions.

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Rentokil Initial is organized under the laws of England and Wales and a substantial portion of its assets are, and many of its directors and officers reside, outside of the United States. As a result, it may not be possible for shareholders to enforce civil liability provisions of the securities laws of the United States against Rentokil Initial or Rentokil Initial’s officers and members of the Rentokil Initial board of directors.

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Resales of Rentokil Initial ADSs following the transaction may cause the market value of Rentokil Initial ADSs to decline.

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An active trading market for Rentokil Initial ADSs may not develop, which would adversely affect the liquidity and price of Rentokil Initial ADSs.

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The Rentokil Initial ADSs and Rentokil Initial ordinary shares have different rights from the shares of Terminix common stock.

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Current Rentokil Initial shareholders and Terminix stockholders who receive Rentokil Initial ADSs in the transaction will have a reduced ownership and voting interest after the transaction.

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Terminix is, and Rentokil Initial may become, the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the transaction from being completed.

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The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations.

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The transaction may affect the application of new or existing tax rules to the combined company, which could result in a material impact on the combined company’s cash tax liabilities and tax charges.

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Prior to the completion of the transaction, Rentokil Initial and Terminix (and with effect from the completion of the transaction, the combined company) may have difficulty attracting, motivating and retaining executives and other employees in light of the transaction.

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The merger agreement contains provisions that make it more difficult for Rentokil Initial and Terminix to pursue alternatives to the transaction and may discourage other companies from trying to acquire Terminix for greater consideration than Rentokil Initial has agreed to pay.

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The financial forecasts are based on various assumptions that may not be realized.

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Exchange rate fluctuations may adversely affect the foreign currency value of Rentokil Initial ADSs and any dividends.

Risks Related to Rentokil Initial’s Business
Risks Relating to Business Strategies and Operations
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If Rentokil Initial is unsuccessful in integrating acquisitions (including the transaction) or if its disposals result in unexpected costs or liabilities, its business could be materially and adversely affected.

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Rentokil Initial may experience difficulties integrating, streamlining and optimizing its IT systems, processes and technologies.

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Rentokil Initial depends on a suitably skilled and qualified labor force to maintain the business.

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Rentokil Initial depends on key personnel to lead Rentokil Initial’s business.

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ESG matters, including those related to climate change and sustainability, may have an adverse effect on Rentokil Initial’s business, reputation, results of operations, financial condition and/or prospects.

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Inflationary pressures, such as increases in wages, fuel prices and other operating costs, could adversely impact Rentokil Initial’s business, results of operations, financial condition and/or prospects.

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Supply chain issues may result in product shortages or disruptions to Rentokil Initial’s business.

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Weakening general economic conditions, including rising unemployment or decreased consumer confidence or spending levels, especially as they may affect demand from Rentokil Initial’s customers, may adversely impact its business, results of operations, financial condition and/or prospects.

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Rentokil Initial may not successfully implement its business strategies, including achieving its growth objectives.

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Rentokil Initial’s continued growth depends on its ability to retain existing customers and attract new customers.

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Rentokil Initial’s industries are highly competitive.

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Cybersecurity breaches, attacks and other similar incidents, as well as disruptions or failures in Rentokil Initial’s IT systems or data security procedures and those of its third-party service providers, could expose Rentokil Initial to liability, limit its ability to effectively monitor, operate and control operations and adversely impact its business, reputation, results of operations, financial condition and/or prospects.

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Extraordinary events may significantly impact Rentokil Initial’s business if it is unable to ensure business continuity due to a material incident.

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Rentokil Initial may not be able to adequately protect its intellectual property and other proprietary rights that are material to its business.

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Rentokil Initial relies on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees. Any termination or disruption of such relationships or counterparty default or litigation could have a material adverse effect on its business.

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Failure to establish and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on Rentokil Initial’s business and reputation.

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Rentokil Initial may be required to recognize impairment charges or be subject to asset revaluations or downgrades.

Risks Relating to Legal and Compliance Matters
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Government regulations and enforcement, and potential litigation, could have an adverse effect on Rentokil Initial’s financial results.

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Termite damage claims and lawsuits related thereto could increase Rentokil Initial’s legal expenses and may adversely impact its business, reputation, results of operations, financial condition and/or prospects.

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Compliance with, or violation of, environmental, health and safety laws and regulations, including laws pertaining to the use of pesticides, could result in significant costs that adversely impact Rentokil Initial’s business, reputation, results of operations, financial condition and/or prospects.

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Rentokil Initial is required to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, relating to data privacy and security. Any actual or perceived failure to comply with these requirements could have a material adverse effect on its business.

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Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes Rentokil Initial pays and its profitability.

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The completion of the transaction will result in Rentokil Initial becoming subject to U.S. regulations which differ from the regulations to which Rentokil Initial is currently subject. Current and future

U.S. regulations could have an adverse effect on the results of operations, business and financial position of Rentokil Initial following completion of the transaction.
Risks Relating to Financing
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Adverse credit and financial market events and conditions could, among other things, impede access to or increase the cost of financing, which could have a material adverse impact on Rentokil Initial’s business, results of operations, financial condition and/or prospects.

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The agreements and instruments governing Rentokil Initial’s indebtedness contain restrictions and limitations that could impact Rentokil Initial’s ability to operate its business.

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A lowering or withdrawal of the ratings, outlook or watch assigned to its debt securities by rating agencies may increase Rentokil Initial’s future borrowing costs and reduce its access to capital.

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The additional indebtedness that Rentokil Initial will incur in connection with the completion of the transaction could adversely affect the combined company’s financial position, including by decreasing Rentokil Initial’s, and with effect from the consummation of the transaction, the combined company’s, business flexibility and result in a decline in the combined company’s credit rating.

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An increase in interest rates would increase the cost of servicing Rentokil Initial’s debt and could adversely impact its business, results of operations, financial condition and/or prospects.

The Transaction and the Merger Agreement (page 25)
The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, at the first effective time, (1) Merger Sub I, a direct wholly owned subsidiary of Bidco, will merge with and into Terminix with Terminix surviving as a wholly owned subsidiary of Bidco, and (2) immediately thereafter Terminix will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving company as a direct wholly owned subsidiary of Bidco and therefore an indirect wholly owned subsidiary of Rentokil Initial. As a result, Terminix will cease to be a publicly traded company. The terms and conditions of the transaction are contained in the merger agreement, which is described in this proxy statement/prospectus and attached to this proxy statement/prospectus as Annex A. You are encouraged to read the merger agreement carefully, as it is the legal document that governs the transaction. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the transaction are qualified by reference to the merger agreement.
Merger Consideration (page 132)
Upon the terms and subject to the conditions set forth in the merger agreement, each share of Terminix common stock (other than excluded shares) will be converted into the right to receive, at the election of the holders and subject to certain allocation and proration provisions of the merger agreement, as described in the sections of this proxy statement/prospectus entitled “The Merger Agreement — Merger Consideration” beginning on page 132 and “The Merger Agreement — Allocation of Merger Consideration and Illustrative Elections and Calculations” beginning on page 135, either (1) a number of Rentokil Initial ADSs (each representing a beneficial interest in five Rentokil Initial ordinary shares) equal to (A) 1.0619 (the “exchange ratio”) plus (B) the quotient of $11.00 (the “per share cash amount”) and the volume weighted average price (measured in U.S. dollars) of Rentokil Initial ADSs (measured using the volume weighted average price of Rentokil Initial ordinary shares multiplied by the number of Rentokil Initial ordinary shares represented by each Rentokil Initial ADS) for the trading day that is two trading days prior to the closing date of the transaction (or such other date as may be mutually agreed to by Rentokil Initial and Terminix) (such price, the “Rentokil Initial ADS price,” and such number of Rentokil Initial ADSs, the “stock consideration”) or (2) an amount in cash, without interest, and in U.S. dollars equal to (A) the per share cash amount plus (B) the product of the exchange ratio and the Rentokil Initial ADS price (the “cash consideration”). We refer to the stock consideration and the cash consideration payable per share of Terminix common stock in the transaction, as applicable, as the “merger consideration.” For a full description of the treatment of Terminix Stock Options, Terminix RSU Awards, Terminix PSU Awards and Terminix DSE Awards (as each are defined below), see the sections of this proxy statement/prospectus entitled “The Merger

Agreement — Treatment of Terminix Equity Awards” and “The Merger Agreement — Merger Consideration” beginning on pages 139 and 132, respectively.
Cash/Stock Election
At least 20 business days prior to the anticipated closing date, the form of election will be mailed to all record holders of Terminix common stock as of September 6, 2022. The form of election will allow each Terminix stockholder to specify the number of shares of Terminix common stock with respect to which such holder elects to make a cash election or a stock election. If a Terminix stockholder does not make a cash/stock election, such Terminix stockholder will be deemed to have elected to receive the stock consideration.
To make the cash/stock election, a Terminix stockholder must return a properly completed and signed election form to the exchange agent, prior to the election deadline, which will be 5:00 p.m., Eastern Time, three business days preceding the closing date of the transaction.
In connection with the anticipated completion of the transaction, the anticipated election deadline for Terminix stockholders to elect the form of merger consideration they desire to receive in the transaction has been set for 5:00p.m. Eastern Time on October 6, 2022.
If the election deadline is delayed, Rentokil Initial and Terminix will promptly announce any such delay and, when determined, the rescheduled election deadline.
Neither Rentokil Initial nor Terminix is making any recommendation as to whether Terminix stockholders should elect the stock consideration or cash consideration. You must make your own decision with respect to such election.
For more information, please see the section titled “The Merger Proposal — Merger Consideration — Cash/Stock Election” beginning on page 76. For detailed illustrations of the potential allocation and proration of the merger consideration, see the section of this proxy statement/prospectus entitled “The Merger Agreement — Allocation of Merger Consideration and Illustrative Elections and Calculations” beginning on page 135.
Terminix’s Board of Directors’ Recommendation (page 26)
The Terminix board of directors unanimously recommends that you vote “FOR” the merger proposal and “FOR” the compensation proposal. For a description of some of the factors considered by the Terminix board of directors in reaching its decision to approve the merger agreement and additional information on the recommendation of the Terminix board of directors that Terminix stockholders vote to adopt the merger agreement, see the section of this proxy statement/prospectus entitled “The Merger Proposal — Recommendation of the Terminix Board of Directors; Terminix’s Reasons for the Transaction” beginning on page 82.
Opinion of Terminix’s Financial Advisor (page 89)
Terminix retained Lazard Frères & Co. LLC (which is referred to as “Lazard”), to act as financial advisor to the Terminix board of directors in connection with the transaction. In connection with this engagement, the Terminix board of directors requested that Lazard evaluate the fairness, from a financial point of view, to holders of Terminix common stock (other than holders of certain excluded shares as described in the merger agreement) of the merger consideration to be paid to such holders in the transaction.
On December 13, 2021, Lazard rendered an oral opinion to the Terminix board of directors, which was subsequently confirmed by delivery of its written opinion, dated December 13, 2021, to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth in Lazard’s written opinion, the merger consideration to be paid to holders of Terminix common stock (other than holders of certain excluded shares as described in the merger agreement) in the transaction was fair, from a financial point of view, to such holders.
The full text of Lazard’s written fairness opinion, dated December 13, 2021, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, is included as Annex B to this proxy statement/prospectus and is incorporated by reference herein in its entirety. The summary of Lazard’s opinion included in the section of this proxy statement/prospectus entitled “The Merger Proposal — Opinion of Terminix’s Financial Advisor” beginning on page 89 is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Lazard’s opinion and that section carefully and in their entirety. Lazard’s opinion was provided for the benefit of the Terminix board of directors (in its capacity as such) and Lazard’s opinion was rendered to the Terminix board of directors in connection with the Terminix board of directors’ evaluation of the transaction. Lazard’s opinion did not address the relative merits of the transaction as compared to any other transaction or business strategy in which Terminix might engage or the merits of the underlying decision by Terminix to engage in the transaction. Lazard’s opinion was not intended to and does not constitute a recommendation to any Terminix stockholder as to how such stockholder should vote or act with respect to the transaction or any matter relating thereto.
For a summary of Lazard’s opinion and the methodology that Lazard used to render its opinion, see the section titled “The Merger Proposal — Opinion of Terminix’s Financial Advisor” beginning on page 89.
The Terminix Special Meeting (page 66)
The Terminix special meeting will be held virtually via the Internet on October 6, 2022, beginning at 8:30 a.m., Eastern Time. Terminix has elected to hold the Terminix special meeting solely by means of remote communication via the Internet. The Terminix special meeting will be held solely via live webcast and there will not be a physical meeting location. Terminix stockholders will be able to attend the Terminix special meeting online and vote their shares electronically during the meeting by visiting www.virtualshareholdermeeting.com/TMX2022SM (which we refer to as the “special meeting website”).
The purposes of the Terminix special meeting are as follows:
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Proposal 1: Adoption of the Merger Agreement.   To consider and vote on the merger proposal; and

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Proposal 2: Approval, on an Advisory (Non-Binding) Basis, of Certain Merger-Related Compensatory Arrangements with Terminix’s Named Executive Officers.   To consider and vote on the compensation proposal.

Completion of the transaction is conditioned on the approval of the merger proposal by Terminix’s stockholders. The approval of the compensation proposal is not a condition to the obligation of either Terminix or Rentokil Initial to complete the transaction.
Only holders of record of shares of Terminix common stock outstanding as of the close of business on September 6, 2022, the record date for the Terminix special meeting, are entitled to notice of, and to vote at, the Terminix special meeting or any adjournment or postponement of the Terminix special meeting. Terminix stockholders may cast one vote for each share of Terminix common stock that Terminix stockholders own of record as of that record date.
A quorum of Terminix stockholders is necessary to hold the Terminix special meeting. A quorum will exist at the Terminix special meeting upon the presence in person (including virtually via the Internet) or by proxy of the holders of record of a majority of the Terminix common stock entitled to vote at the Terminix special meeting. All shares of Terminix common stock represented by a valid proxy and all abstentions will be counted as present for purposes of establishing a quorum. All of the proposals for consideration at the Terminix special meeting are considered “non-routine” matters under the NYSE rules, and, therefore, brokers are not permitted to vote on any of the matters to be considered at the Terminix special meeting unless they have received instructions from the beneficial owners. As a result, no “broker non-votes” are expected at the meeting, and shares held in “street name” will not be counted as present for the purpose of determining the existence of a quorum unless the stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals brought before the Terminix special meeting.
Assuming a quorum is present at the Terminix special meeting, approval of the merger proposal requires the affirmative vote of at least a majority of the outstanding shares of Terminix common stock entitled to vote on the proposal. Shares of Terminix common stock not present at the Terminix special meeting, shares that are present and not voted on the merger proposal, including due to the failure of any

Terminix stockholder who holds their shares in “street name” through a bank, broker or other nominee to give voting instructions to such bank, broker or other nominee with respect to the merger proposal, and abstentions will have the same effect as a vote “AGAINST” the merger proposal.
Assuming a quorum is present at the Terminix special meeting, approval of the compensation proposal requires the affirmative vote of the holders of at least a majority in voting power of the outstanding shares of Terminix common stock present in person (including virtually via the Internet) or represented by proxy at the Terminix special meeting and entitled to vote. Accordingly, a broker non-vote or a Terminix stockholder’s failure to return or submit a proxy and to attend the Terminix special meeting will have no effect on the compensation proposal (assuming a quorum is present), but the failure of any shares present or represented at the Terminix special meeting and entitled to vote on the proposal to vote will have the same effect as a vote “AGAINST” the compensation proposal.
Listing of Rentokil Initial ADSs (page 105)
The completion of the transaction is conditioned upon the approval for listing on the NYSE of Rentokil Initial ADSs issuable pursuant to the merger agreement, subject to official notice of issuance. In addition, it is a requirement that Rentokil Initial receive acknowledgement by the FCA and LSE that the Rentokil Initial ordinary shares represented by the Rentokil Initial ADSs to be issued in connection with the transaction shall be admitted to the premium listing segment of the FCA’s official list and to trading on the LSE’s main market for listed securities.
Delisting and Deregistration of Terminix Common Stock (page 105)
As promptly as practicable after the first effective time, the Terminix common stock currently listed on the NYSE will cease to be listed on the NYSE and will be deregistered under the U.S. Exchange Act.
Material U.S. Federal Income Tax Consequences (page 121)
The obligation of Terminix to complete the transaction is conditioned upon the receipt of an opinion from Wachtell, Lipton, Rosen & Katz, counsel to Terminix, or Davis Polk & Wardwell LLP, counsel to Rentokil Initial, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the first merger and the second merger, taken together as an integrated transaction, will qualify (A) as a “reorganization” within the meaning of Section 368(a) of the Code and (B) for an exception to the general rule of Section 367(a)(1) of the Code.
Accordingly, on the basis of such opinion that the transaction qualifies as a reorganization and that the general rule of Section 367(a)(1) does not apply, and assuming that, in the case of any holder who would be treated as a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Rentokil Initial following the transaction, such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8:
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a U.S. Holder that exchanges shares of Terminix common stock solely for Rentokil Initial ADSs in the transaction will generally not recognize any gain or loss, except with respect to cash received in lieu of fractional Rentokil Initial ADSs;

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a U.S. Holder that exchanges shares of Terminix common stock solely for cash in the transaction generally will recognize gain or loss equal to the difference between the amount of cash received and such U.S. Holder’s adjusted tax basis in such Terminix common stock; and

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a U.S. Holder that exchanges shares of Terminix common stock for a combination of Rentokil Initial ADSs and cash in the transaction will generally recognize gain (but not loss) in an amount equal to the lesser of: (i) the cash (excluding cash received in lieu of fractional Rentokil Initial ADSs, if any) received by such U.S. Holder in the transaction; and (ii) the excess, if any, of (a) the sum of the cash (excluding cash received in lieu of fractional Rentokil Initial ADSs, if any) plus the fair market value of the Rentokil Initial ADSs (including any fractional Rentokil Initial ADSs deemed received) received by such U.S. Holder in exchange for its shares of Terminix common stock in the transaction, over (b) such U.S. Holder’s tax basis in its shares of Terminix common stock exchanged.

In addition, a U.S. Holder generally will recognize gain or loss with respect to any cash received in lieu of fractional Rentokil Initial ADSs.
A Non-U.S. Holder exchanging its shares of Terminix common stock for the merger consideration generally will not be subject to U.S. federal income tax in respect of the transaction.
For definitions of “U.S. Holder” and “Non-U.S. Holder” and a more detailed discussion of the material U.S. federal income tax consequences of the transaction to U.S. Holders and Non-U.S. Holders, see the section of this proxy statement/prospectus entitled “The Merger Proposal — Material U.S. Federal Income Tax Consequences” beginning on page 121.
The U.S. federal income tax consequences described above may not apply to all holders of Terminix common stock. A Terminix stockholder’s tax consequences will depend on his, her or its individual situation. Accordingly, each Terminix stockholder is urged to consult his, her or its tax advisors for a full understanding of the particular tax consequences of the transaction to such stockholder.
Material UK Tax Consequences of Owning Rentokil Initial Ordinary Shares or Rentokil Initial ADSs (page 127)
Taxation of Disposals of Rentokil Initial ordinary shares or Rentokil Initial ADSs
Holders of Rentokil Initial ordinary shares or Rentokil Initial ADSs who are not resident in the UK should not generally be subject to UK taxation of capital gains on the disposal or deemed disposal of Rentokil Initial ordinary shares or Rentokil Initial ADSs unless they are carrying on a trade, profession or vocation in the UK through a permanent establishment, branch or agency there in connection with which the Rentokil Initial ordinary shares or Rentokil Initial ADSs are used, held or acquired.
An individual holder of Rentokil Initial ordinary shares or Rentokil Initial ADSs who has been resident for tax purposes in the UK but who ceases to be so resident or becomes treated as resident outside the UK for the purposes of a double tax treaty for a period of five years or less and who disposes of all or part of their Rentokil Initial ordinary shares or Rentokil Initial ADSs during that period may be liable to capital gains tax on their return to the UK, subject to any available exemptions or reliefs.
Taxation of Dividends received from Rentokil Initial
Rentokil Initial is not required to withhold UK tax when paying a dividend. Holders of Rentokil Initial ordinary shares or Rentokil Initial ADSs resident outside the UK should generally not be subject to UK taxation on dividend income unless they are carrying on a trade, profession or vocation through a permanent establishment, branch or agency in the UK and the dividends are either a receipt of that trade, profession or vocation (or, in the case of a corporate holder, the Rentokil Initial ordinary shares or Rentokil Initial ADSs are used by, or held by or for, that UK permanent establishment).
UK Stamp Duty and SDRT
Terminix stockholders should not be liable to pay any UK stamp duty or SDRT in respect of the issuance of Rentokil Initial ordinary shares or Rentokil Initial ADSs pursuant to the transaction.
UK stamp duty at the rate of 0.5% (rounded up to the next multiple of £5) of the amount or value of the consideration given is generally payable on a physical instrument transferring Rentokil Initial ordinary shares. Paperless transfers of Rentokil Initial ordinary shares, such as those occurring within CREST, are generally liable to SDRT, rather than UK stamp duty, at the rate of 0.5% of the amount or value of the consideration. CREST is obliged to collect SDRT on relevant transactions settled within the system. The charge is generally borne by the purchaser.
Subsequent transfers of Rentokil Initial ADSs should not attract a charge to UK stamp duty provided there is no written instrument of transfer and paperless transfers of Rentokil Initial ADSs held by DTC should not incur an SDRT charge.
For a more detailed discussion of the material UK tax consequences of owning Rentokil Initial ordinary shares or Rentokil Initial ADSs, see the section of this proxy statement/prospectus entitled “The

Merger Proposal — Material UK Tax Consequences of Owning Rentokil Initial Ordinary Shares or Rentokil Initial ADSs” beginning on page 127.
The UK tax consequences described above may not apply to all holders of Rentokil Initial ordinary shares or Rentokil Initial ADSs. Each person’s tax consequences will depend on his, her or its individual situation. Accordingly, each holder of Rentokil Initial ordinary shares or Rentokil Initial ADSs is urged to consult his, her or its tax advisors for a full understanding of the particular tax consequences of owning (or disposing of) Rentokil Initial ordinary shares or Rentokil Initial ADSs.
Accounting Treatment of the Transaction (page 112)
The transaction will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS under IFRS 3, Business Combinations, which requires that one of the two companies in the transaction be designated as the acquirer for accounting purposes based on the evidence available. Rentokil Initial will be treated as the accounting acquirer, and accordingly, will record assets acquired, including identifiable intangible assets, and liabilities assumed from Terminix at their respective fair values at the date of completion of the transaction. Any excess of the purchase price over the net fair value of such assets and liabilities will be recorded as goodwill. For a more detailed discussion of the accounting treatment of the transaction, see the section of this proxy statement/prospectus entitled “The Merger Proposal — Accounting Treatment of the Transaction” beginning on page 112.
Treatment of Terminix Equity Awards (page 139)
Terminix Stock Options
At the first effective time, each outstanding option to purchase shares of Terminix common stock (each, a “Terminix Stock Option”) that is then vested and exercisable will be cancelled in consideration for the right to receive, within 10 business days following the first effective time, an amount in cash equal to the product of (x) the excess of (1) the Vested Award Consideration, over (2) the exercise price per share of Terminix common stock subject to such Terminix Stock Option and (y) the number of shares of Terminix common stock subject to such Terminix Stock Option immediately prior to the first effective time, without interest and less applicable withholding taxes. For purposes of this proxy statement/prospectus, “Vested Award Consideration” means the sum of (A) the per share cash amount and (B) the product of the exchange ratio and the Rentokil Initial ADS price.
All other Terminix Stock Options outstanding at the first effective time will at that time be assumed by Rentokil Initial and converted into a stock option award (each an “Assumed Option”) to purchase a number of Rentokil Initial ADSs equal to the number of shares of Terminix common stock underlying the Terminix Stock Option multiplied by the Equity Award Exchange Ratio, rounded down to the nearest whole number of Rentokil Initial ADSs. The exercise price per Rentokil Initial ADS applicable to each Assumed Option will be equal to the exercise price per share of Terminix common stock applicable to such Terminix Stock Option divided by the Equity Award Exchange Ratio, rounded up to the nearest whole cent. Each Assumed Option will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Terminix Stock Option, including any terms and conditions relating to accelerated vesting on a qualifying termination of the holder’s employment in connection with or following the Merger. For purposes of this proxy, “Equity Award Exchange Ratio” means the sum, rounded to four decimal places, equal to (i) the exchange ratio, plus (ii) the quotient of (A) the per share cash amount, and (B) the Rentokil Initial ADS price.
Terminix Restricted Stock Unit Awards
At the first effective time, each outstanding restricted stock unit award with respect to shares of Terminix common stock that vests solely based on the passage of time (each, a “Terminix RSU Award”) that is vested as of the first effective time will be cancelled in consideration for the right to receive, within 10 business days following the first effective time, the Vested Award Consideration, without interest and less applicable withholding taxes.

Each unvested Terminix RSU Award will be assumed by Rentokil Initial and will be converted into a restricted stock unit award (each an “Assumed RSU Award”) that settles in a number of Rentokil Initial ADSs equal to (x) the number of shares of Terminix common stock underlying the Terminix RSU Award multiplied by (y) the Equity Award Exchange Ratio. Each Assumed RSU Award will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Terminix RSU Award, including any terms and conditions relating to accelerated vesting on a qualifying termination of the holder’s employment in connection with or following the Merger.
Terminix Performance Stock Unit Awards
At the first effective time, each outstanding restricted stock unit award with respect to shares of Terminix common stock that vests based on the achievement of a combination of time- and performance-based vesting conditions (each, a “Terminix PSU Award”) that was granted prior to the date of the Merger Agreement will be assumed by Rentokil Initial and converted into a restricted unit award (each an “Assumed PSU Award”) that settles, subject to the achievement of the applicable time-based vesting conditions, in a number of Rentokil Initial ADSs equal to the product of (x) the number of shares of Terminix common stock underlying the Terminix PSU Award (determined by deeming the applicable performance goals to be achieved at the greater of the target level and the actual level of achievement through the latest practicable date prior to the first effective time), multiplied by (y) the Equity Award Exchange Ratio, rounded down to the nearest whole number of shares. Each such Assumed PSU Award will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Terminix PSU Award, other than any performance-based vested conditions, including any terms and conditions relating to accelerated vesting on a qualifying termination of the holder’s employment in connection with or following the Merger.
Each Terminix PSU Award granted after the date of the Merger Agreement (under circumstances permitted by the Merger Agreement) will be assumed by Rentokil Initial and converted into an Assumed PSU Award that settles, subject to the achievement of the applicable time and performance-based vesting conditions, in a target number of Rentokil Initial ADSs equal to the product of (1) the number of shares of Terminix common stock underlying the Terminix PSU Award (determined by assuming the applicable performance goals to be achieved at target level) multiplied by (2) the Equity Award Exchange Ratio, rounded down to the nearest whole number of shares. Each such Assumed PSU Award will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Terminix PSU Award, including any terms and conditions relating to accelerated vesting on a qualifying termination of the holder’s employment in connection with or following the Merger, except that the applicable performance metrics will be adjusted in good faith by Terminix and Rentokil Initial to provide for performance metrics that are based on the combined businesses.
Terminix Director Deferred Share Equivalents
At the first effective time, each outstanding director deferred share equivalent award with respect to shares of Terminix common stock (each, a “Terminix DSE Award”) will be cancelled in consideration for the right to receive, within 10 business days following the first effective time, in respect of each share of Terminix common stock subject to such Terminix DSE Award, the Vested Award Consideration, without interest.
For a description of the treatment of Terminix equity awards, see the section entitled “The Merger Agreement — Treatment of Terminix Equity Awards” beginning on page 139.
Treatment of Terminix Employee Stock Purchase Plan (page 140)
Following the date of the merger agreement, participation in the Terminix Employee Stock Purchase Plan (the “Terminix ESPP”) was limited to those employees who were participants on the date of the merger agreement and the Terminix ESPP was suspended as of January 1, 2022.
Regulatory Approvals Required for the Transaction (page 112)
Completion of the transaction is conditioned upon, among other things, the expiration or early termination of the waiting period relating to the transaction under the Hart-Scott-Rodino Antitrust

Improvements Act of 1976 (which we refer to in this proxy statement/prospectus as the “HSR Act”). Under the HSR Act, certain transactions, including the transaction, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the Federal Trade Commission, which is referred to in this proxy statement/prospectus as the “FTC,” and the Antitrust Division of the U.S. Department of Justice, which is referred to in this proxy statement/prospectus as the “DOJ.” A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the early termination of that waiting period.
Each of Rentokil Initial and Terminix filed its respective HSR Act notification and report forms with respect to the transaction on January 10, 2022. Following informal discussions with the FTC staff, Rentokil Initial notified the FTC that it elected to withdraw and refile its notification and report form under the HSR Act prior to expiration of the initial waiting period to give the FTC additional time to review the transaction. Rentokil Initial’s notification and report form was withdrawn effective as of February 9, 2022, and Rentokil Initial refiled its notification on February 11, 2022, commencing a new 30-calendar-day waiting period under the HSR Act. The applicable HSR Act waiting period expired on March 14, 2022. Accordingly, as of March 15, 2022, the condition to the closing of the transaction with respect to the expiration or early termination of the waiting period relating to the transaction under the HSR Act has been satisfied.
For more information, see the sections of this proxy statement/prospectus entitled “The Merger Agreement — Conditions to Completion of the Transaction” and “The Merger Agreement — Efforts to Consummate the Transaction” beginning on pages 141 and 154, respectively.
Litigation Related to the Transaction (page 114)
On March 25, 2022, in connection with its previously filed complaint on October 20, 2020, Bruce-Terminix Company, a licensee of Terminix (“Bruce”), filed a supplemental complaint against Terminix and The Terminix International Company Limited Partnership, a subsidiary of Terminix, under the caption Bruce-Terminix Company v. The Terminix International Company Limited Partnership, and Terminix Global Holdings, Inc., Civil Action No: 1:20-CV-962 (M.D.N.C.) (the “Bruce Lawsuit”). The original complaint generally alleged, among other things, that certain subsidiaries of Terminix violated the non-compete restriction under the licensee’s license agreement and the North Carolina Unfair and Deceptive Trade Practices Act. As supplemented, the Bruce Lawsuit further generally alleges, among other things, that a Rentokil Initial subsidiary currently competes in the licensee’s territory and that the transaction would violate the non-compete restriction under the licensee’s license agreement. The Bruce Lawsuit also alleges, among other things, that Bruce would suffer irreparable harm from purported competition with Rentokil Initial should the transaction be consummated, and seeks, among other things, injunctive relief enjoining the defendants from merging with Rentokil Initial so long as Rentokil Initial owns pest control companies with locations within Bruce’s service area and from disclosing to Rentokil Initial certain confidential or proprietary information of the Company. On August 1, 2022, the court denied Bruce’s motion for a preliminary injunction to enjoin the transaction. Terminix believes that the claims asserted in the Bruce Lawsuit are without merit.
In connection with the transaction, three complaints have been filed by purported Terminix stockholders against Terminix and its directors, and one draft complaint has been sent to Terminix. The complaints are captioned Ferreiro v. Terminix Global Holdings, Inc., et al., No. 1:22-cv-04987 (S.D.N.Y.); Justice v. Terminix Global Holdings, Inc., et al., No. 1:22-cv-05519 (S.D.N.Y.); and Baker v. Terminix Global Holdings, Inc., et al., No. 1:22-cv-05524 (S.D.N.Y.). The draft complaint is captioned Paxton v. Terminix Global Holdings, Inc., et al. and does not specify any court. The complaints and draft complaint generally allege that the preliminary registration statement filed with the SEC on June 7, 2022 omitted certain allegedly material information in connection with the transaction in violation of federal proxy laws, and one of the complaints further alleges that the Terminix directors further breached their fiduciary duties in connection with the transaction and that Terminix aided and abetted that breach. The lawsuits seek various remedies, including: enjoining the consummation of the transaction; rescission of the transaction, or rescissory damages in the event the transaction is consummated without the allegedly material disclosures; declaring the merger agreement unenforceable; directing dissemination of additional allegedly material disclosures; declaring that Terminix and its directors violated federal proxy laws; awarding plaintiffs costs and an allowance for attorneys’ and experts fees; and an accounting to the plaintiffs for any damages allegedly suffered. Given the early stage of the proceedings, it is impossible to predict the outcome or to estimate possible loss or range of loss. Rentokil Initial and Terminix believe that the claims asserted in the complaints and draft complaint are without merit.
Appraisal or Dissenters’ Rights (page 114)
If the transaction is completed, Terminix stockholders who do not vote in favor of the adoption of the merger agreement and who otherwise comply with the applicable provisions of Section 262 of the DGCL will be entitled to exercise appraisal rights thereunder and obtain payment in cash for the fair value of their shares of Terminix, subject to certain limitations under the DGCL. Any shares of Terminix common stock held by a Terminix stockholder on the date of making an appraisal demand, who continues to own such shares through the first effective date, who has not voted in favor of the adoption of the merger agreement and who has demanded appraisal for such shares in accordance with the DGCL will have the right to obtain payment in cash for the fair value of their shares of Terminix in lieu of the merger consideration, unless such Terminix stockholder fails to perfect, effectively withdraws, waives or otherwise loses such stockholder’s appraisal rights under the DGCL. If, after the completion of the transaction, such holder of Terminix common stock fails to perfect, effectively withdraws, waives or otherwise loses his, her or its appraisal rights, each such share will be treated as if it had been converted as of the completion of the transaction into a right to receive the merger consideration. Due to the complexity of the procedures for exercising your appraisal rights, Terminix stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in the loss of appraisal rights. See the section entitled “The Merger Proposal — Appraisal or Dissenters’ Rights” contained in this proxy statement/prospectus for additional information and the text of Section 262 of the DGCL, which is included as Annex C to this proxy statement/prospectus, which you are encouraged to read carefully and in their entirety.
Description of Debt Financing (page 33)
In order to provide financing certainty for the transaction, Rentokil Initial obtained bridge and term facility commitments having an original aggregate principal amount of $2,700 million consisting of (i) “Facility A”, a bridge facility having an original aggregate principal amount of $2,000 million, which has since been terminated in full as described below and (ii) “Facility B”, a term facility having an original aggregate principal amount of $700 million, provided by a syndicate of banks.
On June 30, 2022, Facility A was cancelled in full following the issuances on June 27, 2022 by Rentokil Initial and its subsidiary of (i) senior unsecured notes due June 27, 2027 in an aggregate principal amount of €850 million, (ii) senior unsecured notes due June 27, 2030 in an aggregate principal amount of €600 million and (iii) senior unsecured notes due June 27, 2032 in an aggregate principal amount of £400 million, in each case pursuant to Rentokil Initial’s Euro Medium Term Note Programme (collectively, the “New Senior Notes”). The New Senior Notes contain customary undertakings, mandatory redemption events and a negative pledge given by the relevant issuer and Rentokil Initial (as guarantor). There are no financial performance maintenance covenants and (except for the negative pledge) no other negative covenants. The proceeds of the New Senior Notes have been converted to $2,000 million using hedging instruments.
Facility B will mature on the third anniversary of the date of utilization. Facility B includes customary representations and warranties, undertakings and mandatory prepayment events. There are no financial performance maintenance covenants.
For further information, see the section of this proxy statement/prospectus entitled “The Merger Proposal — The Rentokil Initial Debt Financing” beginning on page 119.
Conditions to the Transaction (page 33)
Each party’s obligation to complete the transaction is subject to the satisfaction or waiver of the following mutual conditions:
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adoption of the merger agreement by Terminix stockholders;

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approval of the Rentokil Initial transaction-related proposals by Rentokil Initial shareholders;

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approval for listing on the NYSE of the Rentokil Initial ADSs (and Rentokil Initial ordinary shares represented thereby) to be issued in connection with the transaction, subject to official notice of issuance;

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acknowledgement by the FCA of the approval of the application for the admission of Rentokil Initial ordinary shares represented by the Rentokil Initial ADSs to the premium listing segment of the FCA’s official list;

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acknowledgement by the LSE of the admission of Rentokil Initial ordinary shares represented by the Rentokil Initial ADSs on the LSE’s main market for listed securities;

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effectiveness of the registration statement for Rentokil Initial ordinary shares to be issued in the transaction (of which this proxy statement/prospectus forms a part) and of the registration statement on Form F-6 relating to the Rentokil Initial ADSs and the absence of any stop order suspending that effectiveness or any proceedings for that purpose pending before the SEC;

•
the absence of any injunction or order issued by any court or other governmental authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits completion of the transaction, and the absence of any applicable law enacted, entered or promulgated by any governmental authority that remains in effect and prohibits or makes illegal the completion of the transaction;

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approval by the FCA of Rentokil Initial’s prospectus (which will be combined with the shareholder circular referenced below), and publication thereof in accordance with the prospectus regulation rules; and

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approval by the FCA of Rentokil Initial’s shareholder circular (which will be combined with the prospectus referenced above) and the distribution thereof to Rentokil Initial shareholders in accordance with the FCA’s Listing Rules and the articles of association of Rentokil Initial.

The obligations of Rentokil Initial, Bidco and each Merger Sub to complete the transaction are subject to the satisfaction or waiver of further conditions, including:
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the accuracy of the representations and warranties of Terminix contained in the merger agreement as of the date of the merger agreement and as of the closing date, subject to certain exceptions and materiality standards provided in the merger agreement;

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Terminix having performed in all material respects the obligations required to be performed by it under the merger agreement at or prior to the first effective time;

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Rentokil Initial’s receipt of a certificate of an executive officer of Terminix, certifying that the conditions set forth in the two bullets directly above have been satisfied; and

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Terminix having completed (i) the divestiture of Terminix’s pest control services business in the UK (the “first required sale”) and (ii) the divestiture of Terminix’s pest control services business in Norway (“second required sale” and together with the first required sale, the “required sales”). On June 1, 2022, Terminix announced that the required sales had been completed.

The obligation of Terminix to complete the transaction is subject to the satisfaction or waiver of further conditions, including:
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the accuracy of the representations and warranties of Rentokil Initial, Bidco and each Merger Sub contained in the merger agreement as of the date of the merger agreement and as of the closing date, subject to certain exceptions and materiality standards provided in the merger agreement;

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each of Rentokil Initial, Bidco and each Merger Sub having performed in all material respects the obligations required to be performed by it under the merger agreement at or prior to the first effective time;

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Terminix’s receipt of a certificate of an executive officer of Rentokil Initial certifying that the conditions set forth in the two bullets directly above have been satisfied; and

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the receipt by Terminix of an opinion from its counsel, Wachtell, Lipton, Rosen & Katz, or Davis Polk & Wardwell LLP, counsel to Rentokil Initial, dated as of the closing date, in form and substance reasonably satisfactory to Terminix, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the first merger and the second merger, taken together, will qualify (i) as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) for an exception to the general rule of Section 367(a)(1) of the Code.

For further information, see the section in this proxy statement/prospectus entitled “The Merger Agreement — Conditions to Completion of the Transaction” beginning on page 141.
No Solicitation (page 150)
The merger agreement generally restricts Terminix’s and Rentokil Initial’s ability to: (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information) any inquiries regarding, or the making or submission of, any “acquisition proposal” (as defined in the merger agreement and described in the section of this proxy statement/prospectus entitled “The Merger Agreement — No Solicitation”), (ii) (A) enter into or participate in any discussions or negotiations with any third party, (B) furnish to any third party any information or (C) otherwise assist, participate in, knowingly facilitate or knowingly encourage any third party, in each case, in connection with or for the purpose of knowingly encouraging or facilitating, an acquisition proposal, or (iii) approve, recommend or enter into, or publicly or formally propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment or agreement in principle (whether written or oral, binding or non-binding) with respect to an acquisition proposal.
However, under certain circumstances specified in the merger agreement, Terminix or Rentokil Initial, as applicable, is permitted to furnish information with respect to it and its subsidiaries to third parties and participate in discussions or negotiations with such third parties in response to unsolicited acquisition proposals if, prior to taking such action, such party’s board of directors determines in good faith, after consultation with outside legal counsel and financial advisor, that based on the information then available, such acquisition proposal either constitutes a “superior proposal” (as defined in the merger agreement and described in the section of this proxy statement/prospectus entitled “The Merger Agreement — No Solicitation”) or could reasonably be expected to result in a superior proposal.
For further information, including what constitutes an “acquisition proposal” and a “superior proposal,” see the section of this proxy statement/prospectus entitled “The Merger Agreement — No Solicitation” beginning on page 150.
Termination of the Merger Agreement (page 160)
Subject to conditions and circumstances described in the merger agreement, the merger agreement may be terminated as follows:
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by mutual written agreement of Rentokil Initial and Terminix;

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by either Rentokil Initial or Terminix, if the transaction has not been completed by the end date of December 31, 2022, subject to extension until March 13, 2023, in specified circumstances;

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by either Rentokil Initial or Terminix, if (i) Terminix stockholders fail to adopt the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Terminix special meeting, or (ii) Rentokil Initial shareholders fail to approve the Rentokil Initial transaction-related proposals upon a vote taken on such proposals;

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by either Rentokil Initial or Terminix, if a governmental entity issues a final and non-appealable injunction permanently restraining or enjoining the completion of the transaction;

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by either Rentokil Initial or Terminix, if there has been a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the other party that would cause the other party to fail to satisfy any condition to completion of the transaction related to the accuracy of its representations and warranties or the performance of its covenants and agreements, and such breach or failure to perform either (i) is incapable of being cured by the end date (as it may be extended)

or (ii) has not been cured upon the earlier of (A) 45 days following notice from the non-breaching party of such breach or failure to perform and (B) the end date (as it may be extended);
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by Rentokil Initial, if prior to the adoption of the merger agreement by Terminix stockholders, (i) the Terminix board of directors makes an adverse recommendation change or (ii) Terminix fails to publicly confirm to Terminix stockholders, within 10 business days after the commencement of a tender or exchange offer subject to Regulation 14D under the U.S. Exchange Act that constitutes an acquisition proposal, that Terminix recommends rejection of such tender or exchange offer (or shall have withdrawn any such rejection thereafter);

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by Terminix, if prior to the approval of the transactions contemplated by the merger agreement by Terminix stockholders, (i) the Rentokil Initial board of directors makes an adverse recommendation change or (ii) Rentokil Initial fails to publicly confirm to Rentokil Initial shareholders, within 10 business days after the commencement of an offer (as defined in the UK Code) that constitutes an acquisition proposal, that Rentokil Initial recommends rejection of such offer (or shall have withdrawn any such rejection thereafter); or

•
by Terminix, if prior to the adoption of the merger agreement by Terminix stockholders, Terminix terminates the merger agreement in order to enter into a definitive agreement providing for a superior proposal.

Comparison of Rights of Rentokil Initial Shareholders and Terminix Stockholders (page 211)
Upon the completion of the transaction, each eligible share of Terminix common stock will be converted into the right to receive the merger consideration. As a result, Terminix stockholders may receive Rentokil Initial ADSs and, in such case, will have different rights once they become Rentokil Initial shareholders (whether directly or via their holding of Rentokil Initial ADSs) due to differences between the organizational documents of Terminix and Rentokil Initial and differences between laws of the State of Delaware, where Terminix is incorporated, and the laws of England and Wales, where Rentokil Initial is incorporated. For a summary of the material differences between the rights of Rentokil Initial shareholders and the existing rights of Terminix stockholders, see the section in this proxy statement/prospectus entitled “Comparison of Rights of Rentokil Initial Shareholders and Terminix Stockholders” beginning on page 211.
Interests of Terminix’s Directors and Executive Officers in the Transaction (page 105)
Terminix directors and executive officers may have interests in the transaction that are different from, or in addition to, their interests as Terminix stockholders. These interests may include, among others, the treatment of outstanding Terminix equity awards pursuant to the merger agreement, the payment of severance benefits and acceleration of outstanding Terminix equity awards upon certain terminations of employment, and the combined company’s agreement to indemnify Terminix directors and executive officers against certain claims and liabilities. For a more complete description of these interests, see the information provided in the section of this proxy statement/prospectus entitled “The Merger Proposal — Interests of Terminix’s Directors and Executive Officers in the Transaction” beginning on page 105.
Adjournments (page 71)
If a quorum is not present at the Terminix special meeting or if there are otherwise not sufficient votes at the time of the Terminix special meeting to approve the merger proposal, the chairman of the Terminix special meeting may adjourn the meeting, without notice to the Terminix stockholders, if the place, if any, date and time (and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting) are announced at the meeting unless the adjournment is for more than 30 days or a new record date is fixed for the adjourned meeting after the adjournment, in which case notice of the adjourned meeting must be given in accordance with the Terminix bylaws to each Terminix stockholder of record entitled to vote at the adjourned meeting.

RISK FACTORS
You should consider carefully the following risk factors, as well as the other information set forth in and incorporated by reference into this proxy statement/prospectus, before making a decision on the merger proposal or the compensation proposal. In the event you become a holder of Rentokil Initial ADSs following completion of the transaction, you will be subject to all risks inherent in the business of Rentokil Initial in addition to the risks relating to Terminix. The market value of your Rentokil Initial ADSs will reflect the performance of the business relative to, among other things, that of the competitors of Rentokil Initial and Terminix and general economic, market and industry conditions. The value of your investment may increase or may decline and could result in a loss. You should carefully consider the following factors as well as the other information contained in and incorporated by reference into this proxy statement/prospectus. For information about the filings incorporated by reference in this proxy statement/prospectus, see the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 328.
Risks Relating to the Transaction
Because the market value of Rentokil Initial ordinary shares may fluctuate and the exchange ratio and per share cash amount are both fixed, Terminix stockholders cannot be sure of the market value of the merger consideration that they will receive in the transaction.
Upon completion of the transaction, Terminix stockholders will be entitled to receive for each share of Terminix common stock that they own, at the election of the holders of such shares and subject to certain allocation and proration provisions in the merger agreement described under the sections of this proxy statement/prospectus entitled “The Merger Agreement — Merger Consideration” beginning on page 132 and “The Merger Agreement — Allocation of Merger Consideration and Illustrative Elections and Calculations” beginning on page 135, either (1) a number of Rentokil Initial ADSs (each representing a beneficial interest in five Rentokil Initial ordinary shares) equal to (A) the exchange ratio plus (B) the quotient of the per share cash amount and the Rentokil Initial ADS price or (2) an amount in cash, without interest, and in U.S. dollars equal to (A) the per share cash amount plus (B) the product of the exchange ratio and the Rentokil Initial ADS price. Based on Rentokil Initial’s five-day average daily volume weighted share price and the five-day average of the Sterling-U.S. Dollar exchange rate, in each case, over the period spanning December 6, 2021 to December 10, 2021, inclusive, the implied value of the merger consideration to Terminix stockholders as of the date of announcement of the transaction was approximately $55.00 per share of Terminix common stock. Based on Rentokil Initial’s volume weighted average share price and the spot Sterling-U.S. Dollar exchange rate, in each case, as of August 31, 2022, the implied value of the merger consideration to Terminix stockholders was approximately $43.33 per share of Terminix common stock.
Because the exchange ratio and per share cash amount are both fixed, the value of the merger consideration will depend on the Rentokil Initial ADS price as of the measurement day. The merger consideration will not be adjusted for changes in the market price of Rentokil Initial ordinary shares or Terminix common stock or in currency exchange rates between the date of signing the merger agreement and the closing date. In addition, there will be a lapse of time between the date on which Terminix stockholders vote on the merger proposal at the Terminix special meeting and the date on which Terminix stockholders entitled to receive the merger consideration actually receive the merger consideration.
The market value of the merger consideration and the market value of Terminix common stock at the first effective time may vary significantly from their respective values on the date that the merger agreement was executed or at other dates, such as the date of this proxy statement/prospectus, the date of the Terminix special meeting, the measurement day or the date on which a Terminix stockholder actually receives the merger consideration. These changes may result from a variety of factors, including changes in Rentokil Initial’s or Terminix’s respective businesses, operations or prospects, regulatory considerations and general business, market, industry or economic conditions. The merger consideration will not be adjusted to reflect the comparative value of pounds sterling and the U.S. dollar or the market value of Rentokil Initial ordinary shares or the Terminix common stock. Therefore, the aggregate market value of the merger consideration that a Terminix stockholder is entitled to receive at the time that the transaction is completed could vary significantly from the value of the merger consideration on the date of this proxy statement/

prospectus, the date of the Terminix special meeting, the measurement day or the date on which a Terminix stockholder actually receives the merger consideration.
Rentokil Initial ordinary shareholders and Terminix stockholders are urged to obtain current market quotations for Rentokil Initial ordinary shares and Terminix common stock. See the section entitled “Comparative Per Share Market Price” beginning on page 65 of this proxy statement/prospectus for more information about the market value of Rentokil Initial ordinary shares and Terminix common stock on certain dates.
Certain Terminix stockholders may receive a form or combination of consideration different from what they elect.
While each holder of Terminix common stock entitled to the merger consideration may elect to receive, in connection with the transaction, either cash consideration or stock consideration, the total amount of cash and the total number of shares of Rentokil Initial ordinary shares (represented by Rentokil Initial ADSs) available for all Terminix stockholders are fixed pursuant to the merger agreement. Accordingly, depending on the elections made by other Terminix stockholders, if a holder of Terminix common stock elects to receive all cash in connection with the transaction, such holder may receive a portion of the merger consideration in Rentokil Initial ADSs and if a holder of Terminix common stock elects to receive all Rentokil Initial ADSs in connection with the transaction, such holder may receive a portion of the merger consideration in cash. See section entitled “The Merger Agreement — Merger Consideration” beginning on page 132 of this proxy statement/prospectus for more information. For detailed illustrations of the potential allocation and proration of the merger consideration, see the section of this proxy statement/prospectus entitled “The Merger Agreement — Allocation of Merger Consideration and Illustrative Elections and Calculations” beginning on page 135. If a holder of Terminix common stock does not submit a properly completed and signed form of election to the exchange agent by the election deadline, then such stockholder will be deemed to have elected to receive the stock consideration. No fractional Rentokil Initial ADSs will be issued in the transaction, and Terminix stockholders will receive cash in lieu of any fractional Rentokil Initial ADSs.
If you make a cash/stock election, you will not be able to sell those shares unless you revoke your election prior to the election deadline.
If you are a holder of Terminix common stock and want to elect to receive the cash consideration or stock consideration in exchange for your shares, you must deliver to the exchange agent by the election deadline a properly completed form of election. Following the delivery of a completed form of election, you will not be able to transfer such shares of Terminix common stock unless you revoke your election before the election deadline by providing an acceptable written notice to the exchange agent. If you do not revoke your election before the election deadline, you will not be able to liquidate your investment in Terminix common stock for any reason until you receive the merger consideration.
The market price for Rentokil Initial ADSs may be affected by different factors from those that historically have affected the market price of Terminix common stock.
Upon completion of the transaction, Terminix stockholders who receive Rentokil Initial ADSs in the transaction will become Rentokil Initial ADS holders. Rentokil Initial’s businesses differ from those of Terminix, and, accordingly, the results of operations of Rentokil Initial will be affected by some factors that are different from those currently affecting the results of operations of Terminix. For a discussion of the businesses of Terminix and Rentokil Initial and of some important factors to consider in connection with those businesses, see the section of this proxy statement/prospectus entitled “Business of Rentokil Initial” beginning on page 234 and the documents incorporated by reference in this proxy statement/prospectus and referred to in the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 328.
There is no assurance when or if the transaction will be completed.
The completion of the transaction is subject to the satisfaction or waiver of a number of conditions as set forth in the merger agreement, including, among others, (i) the adoption of the merger agreement by the affirmative vote of at least a majority of the outstanding shares of Terminix common stock entitled to vote on the merger proposal, (ii) affirmative vote of at least a majority of the votes cast by holders of outstanding ordinary shares of Rentokil Initial at a duly convened and held meeting of Rentokil Initial’s shareholders at which a quorum is present approving the Rentokil Initial transaction-related proposals, (iii) approval for listing on the NYSE of the Rentokil Initial ADSs (and Rentokil Initial ordinary shares represented thereby) to be issued in connection with the transaction, subject to official notice of issuance, (iv) acknowledgement by the FCA of the approval of the application for the admission of Rentokil Initial ordinary shares represented by the Rentokil Initial ADSs to the premium listing segment of the official list, (v) acknowledgement by the FCA and the LSE of the admission of Rentokil Initial ordinary shares represented by the Rentokil Initial ADSs to the premium listing segment of the FCA’s official list and to trading on the LSE’s main market for listed securities, (vi) the approval by the FCA of Rentokil Initial’s prospectus (which will be combined with the shareholder circular referenced below) and publication thereof in accordance with the prospectus regulation rules, (vii) the approval by the FCA of Rentokil Initial’s shareholder circular (which will be combined with the prospectus referenced above) and the distribution thereof to Rentokil Initial shareholders in accordance with the FCA’s Listing Rules and the articles of association of Rentokil Initial, (viii) the absence of any law, injunction or other order that prohibits or makes illegal the completion of the transaction, (ix) effectiveness of the registration statement for Rentokil Initial ordinary shares to be issued in the transaction (of which this proxy statement/prospectus forms a part) and of the registration statement on Form F-6 relating to the Rentokil Initial ADSs and the absence of any stop order suspending that effectiveness or any proceedings for that purpose pending before the SEC, and (x) other customary closing conditions, including the accuracy of each party’s representations and warranties (subject to specified materiality qualifiers), and each party’s material compliance with its covenants and agreements contained in the merger agreement. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the transaction.
Certain Terminix agreements may contain change of control or anti-assignment provisions that may be triggered by the transaction and that, if acted upon or not waived, could cause the combined company to lose the benefit of such agreement(s) and incur liabilities or replacement costs, which could have an adverse effect on the combined company.
Terminix is party to, or may become party to after the date hereof, various agreements with third parties that may contain change of control or anti-assignment provisions that may be triggered upon the completion of the transaction. Agreements with such provisions may provide for or permit the termination of the agreement upon the occurrence of a change of control of, or the assignment of such contract by, one of the parties unless it is waived by the relevant counterparties. In the event that there is such a contract or arrangement requiring a consent or waiver in relation to the transaction or the merger agreement, for which such consent or waiver was not obtained, the combined company could lose the benefit of the underlying agreement and incur liabilities or replacement costs, which could have an adverse effect on the operations of the combined company.
The combined company may not realize all of the anticipated benefits of the transaction.
There is a risk that some or all of the expected benefits of the transaction may fail to materialize, or may not occur within the time periods anticipated by Rentokil Initial and Terminix. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of Rentokil Initial and Terminix. The challenge of integrating previously independent businesses makes evaluating the business and future financial prospects of the combined company following the transaction difficult. Terminix and Rentokil Initial have operated and, until completion of the transaction, will continue to operate, independently. The success of the transaction, including anticipated benefits and cost savings, will depend, in part, on the ability to successfully integrate the operations of both companies in a manner that results in various benefits, including, among other things, an expanded market reach and operating efficiencies that do not materially disrupt existing customer relationships (including as a result of customer relationships based on personal relationships being disrupted or lost due to personnel changes) nor result in decreased revenues or dividends due to the full or partial loss of customers. The past financial performance of each of Terminix and Rentokil Initial may not be indicative of the future financial performance of the combined company.

Failure to realize all of the anticipated benefits of the transaction may impact the financial performance of the combined company, the price of the Rentokil Initial ADSs (and Rentokil Initial ordinary shares represented thereby) and the ability of the combined company to continue paying dividends on its ordinary shares at levels per share consistent with the current dividend or at all. The declaration of dividends by the combined company will be at the discretion of its board of directors, which may determine at any time to cease paying dividends, lower the dividend level per share or not increase the dividend level per share.
Because Rentokil Initial is a holding company and substantially all of its operations will be conducted through its subsidiaries, its ability to pay dividends on the Rentokil Initial ordinary shares depends on its ability to obtain cash dividends or other cash payments or to obtain loans from such entities.
Rentokil Initial’s ability to pay dividends is limited under English company law, which limits an English company to only pay cash dividends or make other distributions to the extent it has sufficient distributable reserves and cash available for this purpose. Rentokil Initial conducts substantially all of its operations through its subsidiaries and such entities will generate substantially all of its operating income and cash flow. As a holding company, Rentokil Initial’s ability to pay dividends in the future is affected by a number of factors, principally its ability to receive sufficient dividends from its subsidiaries. The ability of such entities to make dividend payments to Rentokil Initial depends largely on their financial condition and ability to generate profits. In addition, because Rentokil Initial’s subsidiaries are, and the combined company’s subsidiaries will be, separate and distinct legal entities, they will have, to the extent they have not agreed otherwise by entering into a separate agreement with Rentokil Initial, no obligation to pay any dividends or to lend or advance to Rentokil Initial funds and may be restricted from doing so by contract, including under financing arrangements, charter provisions, other shareholders or the applicable laws and regulations of the various countries in which they operate. Additionally, claims of the creditors of Rentokil Initial’s subsidiaries have (and will continue to have) priority over any claims that Rentokil Initial may have with respect to the assets of its subsidiaries. Although the combined company plans to remain committed to Rentokil Initial’s current progressive dividend policy, there can be no assurance that, in the long term, the combined company’s subsidiaries will generate sufficient profits and cash flows, or otherwise prove willing or able, to pay dividends or lend or advance to Rentokil Initial sufficient funds to enable it to pay interest, principal or expenses to any third party, if any, or to enable it to declare and pay dividends, if any, on the Rentokil Initial ordinary shares. The inability of one or more of the combined company’s subsidiaries to pay dividends or lend or advance funds to Rentokil Initial could, in the long term, have a material adverse effect on its business, cash flows, financial condition and the results of its operations.
The announcement and pendency of the transaction could adversely affect each of Terminix’s and Rentokil Initial’s respective businesses, results of operations, financial condition and/or prospects.
The announcement and pendency of the transaction could cause disruptions in and create uncertainty surrounding Terminix’s and Rentokil Initial’s business, including affecting Terminix’s and Rentokil Initial’s relationships with existing and future customers and suppliers, which could have an adverse effect on Terminix’s or Rentokil Initial’s business, results of operations, financial condition and/or prospects, regardless of whether the transaction is completed. Terminix and Rentokil Initial could also potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or decreased. In addition, each of Terminix and Rentokil Initial has expended, and continues to expend, significant management resources in an effort to complete the transaction, which are being diverted from Terminix’s and Rentokil Initial’s day-to-day operations.
If the transaction is not completed, Terminix’s and Rentokil Initial’s stock or share prices, as applicable, may fall if and to the extent that the current prices of Terminix common stock and Rentokil Initial ordinary shares reflect a market assumption that the transaction will be completed. In addition, the failure to complete the transaction may result in negative publicity or a negative impression of Terminix and Rentokil Initial in the investment community and may affect Terminix’s and Rentokil Initial’s relationship with employees, customers, suppliers and other partners in the business community.
Terminix and Rentokil Initial will incur substantial transaction fees and costs in connection with the transaction.
Terminix and Rentokil Initial have incurred and expect to incur additional material non-recurring expenses in connection with the transaction and completion of the transactions contemplated by the merger agreement, including costs relating to obtaining required approvals and in change in control payments. Terminix and Rentokil Initial have incurred significant financial services, accounting, tax and legal fees in connection with the process of negotiating and evaluating the terms of the transaction. Additional significant unanticipated costs may be incurred in the course of coordinating the businesses of Terminix and Rentokil Initial after completion of the transaction. Even if the transaction is not completed, Terminix and Rentokil Initial will need to pay certain costs relating to the transaction incurred prior to the date the transaction was abandoned, such as financial advisory, accounting, tax, legal, filing and printing fees. Such costs may be significant and could have an adverse effect on the parties’ future results of operations, cash flows and financial condition.
In addition to its own fees and expenses, in the event the Terminix stockholders do not approve the matters required to be voted upon, and as a result the merger agreement is terminated, Terminix may be required to pay by way of compensation an amount equal to $50 million to Rentokil Initial. In addition to its own fees and expenses, in the event the Rentokil Initial shareholders do not approve the matters required to be voted upon, and therefore the merger agreement is terminated, Rentokil Initial may be required to pay by way of compensation an amount equal to $50 million to Terminix. Terminix may also be required to pay Rentokil Initial by way of compensation a termination payment of $200 million if the merger agreement is terminated under the circumstances specified in the merger agreement, and Rentokil Initial may be required to pay Terminix by way of compensation a termination payment of $150 million if the merger agreement is terminated under the circumstances specified in the merger agreement. For more information, see the section entitled “The Merger Agreement — Termination Payments and Expenses” beginning on page 161.
The transaction may not be accretive, and may be dilutive, to Rentokil Initial’s earnings per share, which may negatively affect the market price of Rentokil Initial ordinary shares and the implied value of the Rentokil Initial ADSs following the transaction.
In connection with the completion of the transaction, Rentokil Initial expects to issue approximately 643 million new Rentokil Initial ordinary shares, in the form of Rentokil Initial ADSs, and certain Terminix equity awards are required to be converted into equity awards of Rentokil Initial pursuant to the merger agreement. The issuance of new Rentokil Initial ordinary shares, in the form of Rentokil Initial ADSs, could have the effect of depressing the market price of Rentokil Initial ordinary shares.
Rentokil Initial currently projects that the transaction will result in a number of benefits, including increased scale and an enlarged platform for profitable growth, and that it will ultimately be accretive to Rentokil Initial’s earnings per share. This projection is based on preliminary estimates that may materially change. Future events and conditions could reduce or delay the accretion that is currently projected or result in the transaction being dilutive to Rentokil Initial’s earnings per share, including adverse changes in market conditions, additional transaction and integration related costs and other factors such as the failure to realize some or all of the benefits anticipated in the transaction. Any dilution of, reduction in or delay of any accretion to, Rentokil Initial’s earnings per share could cause the price of Rentokil Initial ordinary shares and the implied value of the Rentokil Initial ADSs to decline or grow at a reduced rate.
The unaudited pro forma condensed combined financial information of Terminix and Rentokil Initial is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the combined company following the transaction.
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus has been prepared using the consolidated historical financial statements of Rentokil Initial and Terminix, is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of the combined company following the transaction. In addition, the pro forma combined financial information included in this proxy statement/prospectus is based in part on certain assumptions regarding the transaction. These assumptions may not prove to be accurate, and other factors may affect the combined company’s results of operations or financial condition following the transaction. Accordingly, the historical and pro forma financial information included in this proxy statement/prospectus does not necessarily represent the combined company’s results of operations and financial condition had Terminix and Rentokil Initial operated as a combined entity during the periods presented, or of the combined company’s results of operations and financial condition following completion of the transaction. The combined company’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties that may be encountered by recently combined companies.
In preparing the pro forma financial information contained in this proxy statement/prospectus, Rentokil Initial has given effect to, among other items, the completion of the transaction, the payment of the merger consideration and the indebtedness of Rentokil Initial on a consolidated basis after giving effect to the transaction, including the indebtedness of Terminix. The unaudited pro forma financial information does not reflect all of the costs that are expected to be incurred by Terminix and Rentokil Initial in connection with the transaction. For more information, see the section of this proxy statement/prospectus entitled “Rentokil Initial Unaudited Pro Forma Combined Financial Information,” including the notes thereto, beginning on page 164.
Rentokil Initial or Terminix may waive one or more of the closing conditions without re-soliciting shareholder approval or stockholder approval, respectively.
Certain conditions to Rentokil Initial and Terminix’s obligations, respectively, to complete the transaction may be waived, in whole or in part, to the extent legally permissible, either unilaterally or by agreement by either Rentokil Initial or Terminix. In the event that any such waiver does not require resolicitation of Rentokil Initial’s shareholders or Terminix’s stockholders or the amendment of this proxy statement/prospectus or any re-solicitation of proxies or voting cards (as applicable), the parties will have the discretion to complete the transaction without seeking further approval of Rentokil Initial shareholders or Terminix stockholders, as applicable.
The opinion of Terminix’s financial advisor rendered to Terminix’s Board of Directors does not reflect changes in circumstances between the signing of the merger agreement and the completion of the transaction.
Terminix’s board of directors has received an opinion from Lazard dated December 13, 2021 to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in Lazard’s written opinion, the merger consideration to be received in the transaction by holders of Terminix common stock was fair, from a financial point of view, to such holders, but has not obtained an updated opinion as of the date of this proxy statement/prospectus. Changes in the operations and prospects of Rentokil Initial or Terminix, general market and economic conditions and other factors that may be beyond the control of Rentokil Initial or Terminix, and on which the forecasts and assumptions used by Terminix’s financial advisors in connection with rendering its opinion may have been based, may significantly alter the value of Rentokil Initial or Terminix or the prices of the Rentokil Initial ADSs (and Rentokil Initial ordinary shares represented thereby) or of the shares of Terminix common stock by the time the transaction is completed. The opinion did not speak as of the time the transaction will be completed or as of any date other than the date of such opinion and Terminix’s board of directors does not anticipate asking its financial advisor to update its opinion. The Terminix board of directors’ recommendation that Terminix stockholders vote “FOR” approval of the merger proposal and “FOR” the non-binding compensation advisory proposal, however, is made as of the date of this proxy statement/prospectus. For a description of the opinion that Terminix’s board of directors received from its financial advisor, see the section of this proxy statement/prospectus entitled “The Merger Proposal — Opinion of Terminix’s Financial Advisor” beginning on page 89. A copy of the opinion of Lazard Frères & Co. LLC, Terminix’s financial advisor, is attached as Annex B to this proxy statement/prospectus and is incorporated by reference herein in its entirety.
While the merger agreement is in effect, Terminix, Rentokil Initial and their respective subsidiaries’ businesses are subject to restrictions on their business activities.
Under the merger agreement, Terminix, Rentokil Initial and their respective subsidiaries have agreed to certain restrictions on the conduct of their respective businesses and generally must operate their respective businesses in the ordinary course prior to completing the transaction (unless Terminix or Rentokil Initial obtains the other’s consent, as applicable, which is not to be unreasonably withheld, conditioned or delayed), which may restrict Terminix’s and Rentokil Initial’s ability to exercise certain of their respective business strategies. These restrictions may prevent Terminix and Rentokil Initial from pursuing otherwise attractive business opportunities, making certain investments or acquisitions, selling assets, engaging in capital expenditures in excess of certain agreed limits, continuing share repurchase programs, incurring indebtedness or making changes to Terminix’s and Rentokil Initial’s respective businesses prior to the completion of the transaction or termination of the merger agreement, as applicable. These restrictions could have an adverse effect on Terminix’s and Rentokil Initial’s business, financial results, financial condition or share price.
In addition, the merger agreement prohibits Terminix and Rentokil Initial from (i) soliciting, initiating, knowingly facilitating or knowingly encouraging, subject to certain exceptions set forth in the merger agreement, any inquiry or the making or submission of any proposal or offer that constitutes an acquisition proposal (as defined for each party in the merger agreement), (ii) (A) entering into or participating in any discussions or negotiations with any third party, (B) furnishing to any third party any information, or (C) otherwise assisting, participating in, knowingly facilitating or knowingly encouraging any third party, in each case, in connection with or for the purpose of knowingly encouraging or facilitating, an acquisition proposal, or (iii) approving, recommending or entering into (or publicly or formally proposing to approve, recommend or enter into), any letter of intent or similar document, agreement, commitment or agreement in principle with respect to an acquisition proposal. Terminix may be required to pay Rentokil Initial by way of compensation a termination payment of $200 million if the merger agreement is terminated under the circumstances specified in the merger agreement, and Rentokil Initial may be required to pay Terminix by way of compensation a termination payment of $150 million if the merger agreement is terminated under the circumstances specified in the merger agreement.
These provisions may limit Terminix’s ability to pursue offers from third parties that could result in greater value to Terminix stockholders than the merger consideration. The termination payment may also discourage third parties from pursuing an alternative acquisition proposal with respect to Terminix.
The termination of the merger agreement could negatively impact Terminix.
If the transaction is not completed for any reason, including as a result of Terminix stockholders failing to approve the merger proposal, the ongoing businesses of Terminix may be adversely affected and, without realizing any of the anticipated benefits of having completed the transaction, Terminix would be subject to a number of risks, including the following:
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Terminix may experience negative reactions from the financial markets, including a decline of its stock price (which may reflect a market assumption that the transaction will be completed);

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Terminix may experience negative reactions from the investment community, its customers, suppliers, distributors, regulators and employees and other partners in the business community;

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Terminix may be required to pay certain costs relating to the transaction, whether or not the transaction is completed; and

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matters relating to the transaction will have required substantial commitments of time and resources by Terminix management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Terminix had the transaction not been contemplated.

If the merger agreement is terminated and the Terminix board of directors seeks another merger, business combination or other transaction, Terminix stockholders cannot be certain that Terminix will find a party willing to offer equivalent or more attractive consideration than the merger consideration Terminix stockholders would receive from Rentokil Initial in the transaction. If the merger agreement is terminated under the circumstances specified in the merger agreement, Terminix may be required to pay Rentokil Initial by way of compensation a termination payment of $200 million or a no vote reimbursement of $50 million, depending on the circumstances surrounding the termination. If the merger agreement is terminated under the circumstances specified in the merger agreement, Rentokil Initial may be required to pay Terminix by way of compensation a termination payment of $150 million or a no vote reimbursement of $50 million, depending on the circumstance surrounding the termination. If a no vote reimbursement is paid by Terminix or Rentokil Initial and the Terminix termination payment or Rentokil Initial termination payment subsequently becomes due, then the amount of the Terminix or Rentokil Initial termination payment, as applicable, will be reduced by the amount of no vote reimbursement expenses previously paid.

See the section of this proxy statement/prospectus entitled “The Merger Agreement — Termination of the Merger Agreement” beginning on page 160 for a more complete discussion of the circumstances under which the merger agreement could be terminated and when the termination payment and the no vote reimbursement may be payable by Terminix or Rentokil Initial, as applicable.
Directors and executive officers of Terminix have interests in the transaction that may differ from the interests of Terminix stockholders generally, including, if the transaction is completed, the receipt of financial and other benefits.
In considering the recommendation of the Terminix board of directors, you should be aware that Terminix’s directors and executive officers may have interests in the transaction that are different from, or in addition to, those of Terminix stockholders generally. These interests may include, among others, the treatment of outstanding Terminix equity awards pursuant to the merger agreement, the payment of severance benefits and acceleration of outstanding Terminix equity awards upon certain terminations of employment, and the combined company’s agreement to indemnify Terminix directors and executive officers against certain claims and liabilities. These interests are described in more detail in the section of this proxy statement/prospectus entitled “The Merger Proposal — Interests of Terminix’s Directors and Executive Officers in the Transaction” beginning on page 105.
Except in specified circumstances, if the transaction is not completed by December 31, 2022, subject to extension in specified circumstances by either Terminix or Rentokil Initial, either Terminix or Rentokil Initial may choose not to proceed with the transaction.
Either Terminix or Rentokil Initial may terminate the merger agreement if the transaction has not been completed by December 31, 2022. However, this right to terminate the merger agreement will not be available to Terminix or Rentokil Initial if such party’s material breach of any of its obligations under the merger agreement has been the proximate cause of or resulted in the failure of the transaction to be completed on or before such time. The end date may be extended by Terminix or Rentokil Initial to March 13, 2023 if, at the time of any such extension, the antitrust-related conditions are not satisfied but all other closing conditions (other than conditions that by their terms can only be satisfied at the closing if such conditions are reasonably capable of being satisfied on such date) have been satisfied or waived. For more information, see the section of this proxy statement/prospectus entitled “The Merger Agreement — Termination of the Merger Agreement” beginning on page 160.
Following the closing, there may be less publicly available information concerning Rentokil Initial than there is for issuers that are not foreign private issuers because, as a foreign private issuer, Rentokil Initial would be exempt from a number of rules under the U.S. Exchange Act and would be permitted to file less information with the SEC than issuers that are not foreign private issuers and Rentokil Initial, as a foreign private issuer, would be permitted to follow home country practice in lieu of the listing requirements of NYSE, subject to certain exceptions.
As a foreign private issuer under the U.S. Exchange Act, Rentokil Initial would be exempt from certain rules under the U.S. Exchange Act, and would not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the U.S. Exchange Act but are not foreign private issuers, or to comply with Regulation FD, which restricts the selective disclosure of material non-public information. In addition, Rentokil Initial would be exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the U.S. Exchange Act. The members of the Rentokil Initial management board, officers and principal shareholders would be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Accordingly, following the closing, there may be less publicly available information concerning Rentokil Initial than there is for companies whose securities are registered under the U.S. Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such companies. In addition, certain information may be provided by Rentokil Initial in accordance with English law, which may differ in substance or timing from such disclosure requirements under the U.S. Exchange Act.
Further, as a foreign private issuer, Rentokil Initial would be subject to less stringent corporate governance requirements under the NYSE rules. Subject to certain exceptions, the rules of the NYSE permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of the NYSE, including, for example, certain internal controls as well as certain board, committee and director independence requirements. Rentokil Initial would be required to disclose any significant way in which its corporate governance practices differ from those followed by U.S. domestic companies under the NYSE listing standings in its annual report on Form 20-F filed with the SEC or on its website. Accordingly, you may not have the same protections afforded to shareholders of companies that are required to comply with all of the NYSE corporate governance requirements.
Rentokil Initial is organized under the laws of England and Wales and a substantial portion of its assets are, and many of its directors and officers reside, outside of the United States. As a result, it may not be possible for shareholders to enforce civil liability provisions of the securities laws of the United States against Rentokil Initial or Rentokil Initial’s officers and members of the Rentokil Initial board of directors.
Rentokil Initial is organized under the laws of England and Wales. A substantial portion of Rentokil Initial’s assets are located outside the United States, and many of Rentokil Initial’s directors and officers and some of the experts named in this proxy statement/prospectus are residents of jurisdictions outside of the United States and the assets of such persons may be located outside of the United States. As a result, it may be difficult for investors to effect service within the United States upon Rentokil Initial and those directors, officers and experts, or to enforce judgments obtained in U.S. courts against Rentokil Initial or such persons either inside or outside of the United States, or to enforce in U.S. courts judgments obtained against Rentokil Initial or such persons in courts in jurisdictions outside the United States, in any action predicated upon the civil liability provisions of the federal securities laws of the United States.
There is no certainty that civil liabilities predicated solely upon the federal securities laws of the United States can be enforced in England, whether by original action or by seeking to enforce a judgment of U.S. courts. In addition, punitive damages awards in actions brought in the United States or elsewhere may be unenforceable in England.
Resales of Rentokil Initial ADSs following the transaction may cause the market value of Rentokil Initial ADSs to decline.
Rentokil Initial expects that it will issue up to approximately 643 million Rentokil Initial ordinary shares at the first effective time in connection with the transaction. The issuance of these new Rentokil Initial ordinary shares and the new Rentokil Initial ADSs by which those Rentokil Initial ordinary shares are represented, and the sale of Rentokil Initial ADSs from time to time (and Rentokil Initial ordinary shares represented thereby) could have the effect of depressing the market value for Rentokil Initial ADSs (and Rentokil Initial ordinary shares represented thereby) as a consequence of the transaction. The increase in the number of Rentokil Initial ADSs may lead to sales of such Rentokil Initial ADSs or the perception that such sales may occur, either of which may adversely affect the market for, and the market value of, Rentokil Initial ADSs.
An active trading market for Rentokil Initial ADSs may not develop, which would adversely affect the liquidity and price of Rentokil Initial ADSs.
The existing Rentokil Initial ADSs are not listed on any U.S. stock exchange. Following the closing, an active trading market for the Rentokil Initial ADSs may never develop or, if developed, it may not be sustained. If an active public market for Rentokil Initial ADSs does not develop, the market price and liquidity of Rentokil Initial ADSs may be adversely affected. Rentokil Initial shareholders may be unable to sell their Rentokil Initial ADSs unless a market can be established and sustained.
The Rentokil Initial ADSs and Rentokil Initial ordinary shares have different rights from the shares of Terminix common stock.
Certain of the rights associated with Terminix common stock are different from the rights associated with Rentokil Initial ordinary shares. See the section of this proxy statement/prospectus entitled “Comparison of Rights of Rentokil Initial Shareholders and Terminix Stockholders” beginning on page 211 for a discussion of the different rights associated with Rentokil Initial ordinary shares and Terminix common stock. In addition, holders of Rentokil Initial ADSs will be able to exercise the shareholder rights for Rentokil Initial ordinary shares represented by such Rentokil Initial ADSs through the depositary bank, only to the extent contemplated by the deposit agreement. For more information, see the section of this proxy statement/prospectus entitled “Description of Rentokil Initial American Depositary Shares” beginning on page 202.
In particular, the laws of England and Wales, the jurisdiction in which Rentokil Initial is incorporated, limit the circumstances under which shareholders of a company may bring derivative actions on behalf of that company. In most cases, only the corporation may be the claimant or plaintiff for the purposes of maintaining proceedings in respect of any wrongful act committed against it and the permission of the court is required to maintain any derivative action, which is able to be brought by shareholders. In addition, the laws of England and Wales do not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a U.S. corporation. English law also requires that shareholders approve certain capital structure decisions (including the allotment and issuance of shares, the exclusion of preemptive rights and share repurchases), which may limit Rentokil Initial’s flexibility to manage its capital structure.
In addition, only registered holders of Rentokil Initial ordinary shares are afforded the rights of shareholders under English law and the Rentokil Initial articles of association. Because the depositary bank holds Rentokil Initial ordinary shares represented by Rentokil Initial ADSs through a custodian which is a participant in the CREST securities settlement system (“CREST”), and CREST or its nominee is the registered holder of Rentokil Initial ordinary shares represented by Rentokil Initial ADSs, the holders of Rentokil Initial ADSs must rely on the depositary bank to exercise the rights of a shareholder via its custodian and CREST.
Holders of Rentokil Initial ADSs are entitled to present Rentokil Initial ADSs to the depositary bank for cancellation and withdraw the corresponding number of underlying Rentokil Initial ordinary shares, but would be responsible for fees relating to such exchange. Fees and charges are also payable by Rentokil Initial ADS holders in relation to certain other depositary services.
Current Rentokil Initial shareholders and Terminix stockholders who receive Rentokil Initial ADSs in the transaction will have a reduced ownership and voting interest after the transaction.
Upon completion of the transaction, Rentokil Initial expects to issue approximately 129 million Rentokil Initial ADSs to Terminix stockholders pursuant to the merger agreement. As a result, it is expected that, immediately after completion of the transaction, former Terminix stockholders who receive Rentokil Initial ADSs in the transaction will own approximately 25.7% of the outstanding Rentokil Initial ordinary shares. In addition, Rentokil Initial ordinary shares may be issued from time to time following the first effective time to holders of Terminix equity awards on the terms set forth in the merger agreement. See the sections of this proxy statement/prospectus entitled “The Merger Proposal — Interests of Terminix’s Directors and Executive Officers in the Transaction,” “The Merger Agreement — Treatment of Terminix Equity Awards” and “The Merger Agreement — Treatment of Terminix Employee Stock Purchase Plan” beginning on pages 105, 139 and 140, respectively, for a more detailed explanation.
Terminix is, and Rentokil Initial may become, the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the transaction from being completed.
As at the date of this proxy statement/prospectus, three securities stockholder derivative lawsuits have been brought against Terminix and its board of directors and one draft complaint has been sent to Terminix. Such lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the transaction, then that injunction may delay or prevent the transaction from being completed. Given the early stage of the existing proceedings, it is impossible to predict the outcome or estimate possible loss or range of loss.
The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations.
The combined company may be exposed to increased litigation from holders of Rentokil Initial ADSs or Rentokil Initial ordinary shares, customers, suppliers, consumers and other third parties due to the combination of Rentokil Initial’s business and Terminix’s business following the transaction. For information regarding such litigation, see the section of this proxy statement/prospectus entitled “The Merger Proposal — Litigation Related to the Transaction” beginning on page 114. Such litigation may have an adverse impact on the combined company’s business and results of operations or may cause disruptions to the combined company’s operations.
The transaction may affect the application of new or existing tax rules to the combined company, which could result in a material impact on the combined company’s cash tax liabilities and tax charges.
Changes in tax regimes, such as those that have been proposed by the current administration in the United States that include raising the corporate tax rate and raising the tax rate on global intangible low-taxed income, could result in a material impact on the cash tax liabilities and tax charges of the combined company. The Rentokil Initial group will have a greater presence in the United States following the acquisition of Terminix than the existing Rentokil Initial group, which means that changes to tax rules in the United States could have a more significant impact. Such an impact could also arise from changes in the application of existing tax rules, including UK tax rules, to the Rentokil Initial group as a result of the transaction. In either case, this could result in a reduction in financial results depending upon the nature of the change.
Prior to the completion of the transaction, Rentokil Initial and Terminix (and with effect from the completion of the transaction, the combined company) may have difficulty attracting, motivating and retaining executives and other employees in light of the transaction.
Rentokil Initial’s success after the transaction will depend in part on its ability to retain key executives and other employees. Uncertainty about the effect of the transaction on Rentokil Initial and Terminix employees may have an adverse effect on each of Rentokil Initial and Terminix and consequently on the combined company. This uncertainty may impair, prior to the completion of the transaction, Rentokil Initial’s and/or Terminix’s, and following the completion of the transaction, the combined company’s, ability to attract, retain and motivate personnel. Employee retention may be particularly challenging during the pendency of the transaction, as employees of Rentokil Initial and Terminix may experience uncertainty about their future roles in the combined company.
Additionally, Terminix’s officers and employees may hold shares of Terminix common stock and/or certain equity awards, and, if the transaction is completed, these officers and employees may be entitled to the merger consideration in respect of such shares of Terminix common stock and/or certain equity awards. Under agreements between Terminix and certain of its employees, such employees could potentially resign from employment on or after the first effective time that could result in severance payments to such employees and accelerated vesting of their equity awards. These payments and accelerated vesting benefits, individually or in the aggregate, could make retention of Terminix employees more difficult.
Furthermore, if employees of Rentokil Initial or Terminix depart or are at risk of departing, including because of issues relating to the uncertainty and difficulty of integration, financial security or a desire not to become employees of the combined company, Rentokil Initial may have to incur significant costs in retaining such individuals or in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent. As a result, the combined company’s ability to realize the anticipated benefits of the transaction may be materially and adversely affected. No assurance can be given that the combined company will be able to attract or retain employees to the same extent that Terminix has been able to attract or retain employees in the past.
The merger agreement contains provisions that make it more difficult for Rentokil Initial and Terminix to pursue alternatives to the transaction and may discourage other companies from trying to acquire Terminix for greater consideration than Rentokil Initial has agreed to pay.
The merger agreement contains provisions that make it more difficult for Terminix to sell its business to a party other than Rentokil Initial, or for Rentokil Initial to pursue alternatives to the transaction. These provisions include a general prohibition on each party soliciting any acquisition proposal. Further, there are only limited exceptions to each party’s agreement that its board of directors will not withdraw or modify in a manner adverse to the other party the recommendation of its board of directors in favor of the adoption of the merger agreement. In the event that either the Terminix board of directors or the Rentokil

Initial board of directors make an adverse recommendation change, then Terminix and Rentokil Initial may be required to pay to the other party by way of compensation a termination payment of $200 million and $150 million, respectively. See “The Merger Agreement — No Solicitation” and “The Merger Agreement — Termination Payments and Expenses” beginning on pages 150 and 161, respectively, of this proxy statement/prospectus.
The parties believe these provisions are reasonable and not preclusive of other offers, but these restrictions might discourage a third party that has an interest in acquiring all or a significant part of either Terminix or Rentokil Initial from considering or proposing an acquisition proposal, even if that party were prepared to pay consideration with a higher per-share value than the currently proposed merger consideration, in the case of Terminix, or that party were prepared to enter into an agreement that may be favorable to Rentokil Initial or its shareholders, in the case of Rentokil Initial. Furthermore, the termination payments described above may result in a potential competing acquirer proposing to pay a lower per-share price to acquire the applicable party than it might otherwise have proposed to pay because of the added expense of the termination payment that may become payable by such party in certain circumstances.
The financial forecasts are based on various assumptions that may not be realized.
The financial estimates set forth in the forecasts included under the section “The Merger Proposal — Certain Terminix Unaudited Prospective Financial Information” were based on assumptions of, and information available to, Terminix’s management when prepared and these estimates and assumptions are subject to uncertainties, many of which are beyond Terminix’s control and may not be realized. Many factors mentioned in this proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining the combined company’s future results. As a result of these contingencies, actual future results may vary materially from the estimates. In view of these uncertainties, the inclusion of financial estimates in this proxy statement is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.
The financial estimates set forth in the forecasts included under the section “The Merger Proposal — Certain Terminix Unaudited Prospective Financial Information” were not prepared with a view toward public disclosure, and such financial estimates were not prepared with a view toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made, and Terminix does not undertake any obligation, other than as required by applicable law, to update the financial estimates herein to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances. The prospective financial information included in this document has been prepared by, and is the responsibility of, Terminix management. No accounting firm has audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information included under the section “The Merger Proposal — Certain Terminix Unaudited Prospective Financial Information” and, accordingly, no accounting firm expresses an opinion or any other form of assurance with respect thereto.
The Deloitte & Touche LLP, KPMG LLP and PricewaterhouseCoopers LLP reports included in or incorporated by reference in this document relate to the previously issued financial statements. They do not extend to the prospective financial information and should not be read to do so.
See the section of this proxy statement/prospectus “The Merger Proposal — Certain Terminix Unaudited Prospective Financial Information” beginning on page 100.
Exchange rate fluctuations may adversely affect the foreign currency value of Rentokil Initial ADSs and any dividends.
Rentokil Initial ordinary shares are quoted in pounds sterling on the LSE and Rentokil Initial ADSs will be quoted in U.S. dollars on the NYSE. Dividends to be paid to holders of Rentokil Initial ADSs in respect of Rentokil Initial ordinary shares, if any, will be paid in U.S. dollars in accordance with the deposit agreement. Rentokil Initial’s financial statements included in this proxy statement/prospectus and filed with the SEC in the future will be prepared in pounds sterling. Fluctuations in the exchange rate between the U.S. dollar and pounds sterling may affect, among other matters, the value of the Rentokil Initial ADSs and of any dividends in respect thereof.
Risks Related to Terminix’s Business
You should read and consider the risk factors specific to Terminix’s business that will also affect the combined company after completion of the transaction. These risks are described in Item 1A of Terminix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which is incorporated by reference into this proxy statement/prospectus, and in other documents that are incorporated by reference into this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 328 for the location of information incorporated by reference into this proxy statement/prospectus.
Risks Related to Rentokil Initial’s Business
Risks Relating to Business Strategies and Operations
If Rentokil Initial is unsuccessful in integrating acquisitions (including the transaction) or if its disposals result in unexpected costs or liabilities, its business could be materially and adversely affected.
Rentokil Initial has a strategy that includes growth by acquisition, for example it acquired 52 new businesses in 2021. M&A activity is a core part of Rentokil Initial’s strategy to extend its geographic footprint and to improve its market share in existing locations, and Rentokil Initial may continue to pursue strategic transactions in the future, which could involve acquisitions or disposals of businesses or assets. There are a number of risks to the successful integration of acquired businesses. These risks include the possibility that management may be distracted from regular business concerns by the need to integrate operations and that unforeseen difficulties can arise in integrating operations and systems and retaining and assimilating the employees. In addition, even where a diligent review of the businesses and/or properties acquired in connection with such acquisitions is performed in accordance with industry norms, such reviews may be incomplete and not necessarily reveal all existing or potential problems, including actual or contingent liabilities, or permit a full assessment of the deficiencies associated with the businesses or properties. Any acquisition that Rentokil Initial makes may not provide it with the benefits that were anticipated when entering into such acquisition. If Rentokil Initial fails to (i) successfully integrate acquisitions into its existing organizational structures; (ii) deliver the revenue and profit targets; or (iii) deliver any expected synergy benefits such as cost savings, the acquired business may not achieve the expected financial and operational benefits which could lead to potential adverse short-term or long-term effects on Rentokil Initial’s business, reputation, results of operations, financial condition and/or prospects. There is a risk that the transaction and integration of Rentokil Initial and Terminix may consume management time and resources, making the execution of M&A activity in furtherance of the combined company’s strategy more difficult to execute.
In addition, Rentokil Initial has sold a number of its businesses in the past and expects to continue to dispose of businesses from time to time if consistent with its strategy. Furthermore, under business sale contracts, Rentokil Initial may provide warranties and indemnities to purchasers. Accordingly, Rentokil Initial may make provisions in its consolidated financial statements for potential liabilities and costs relating to a disposed business. Rentokil Initial may also make provision in its financial statements for amounts to cover legal or regulatory claims which are known to be outstanding at the time of sale or which may subsequently become apparent. There can be no assurance that such provisions will be sufficient to cover potential liabilities and consequently disposals of Rentokil Initial’s businesses may have a material adverse effect on its business, reputation, results of operations, financial condition and/or prospects.
Rentokil Initial may experience difficulties integrating, streamlining and optimizing its IT systems, processes and technologies.
Rentokil Initial has invested in, and expects to continue to invest in, a wide range of new systems, processes and technologies intended to improve many aspects of its business. These systems, processes and technologies impact customers, suppliers, employees and others, including new systems that integrate, streamline and enhance legacy operating IT systems. These activities have required, and may continue to require, significant investment of human and financial resources. Rentokil Initial may experience significant delays, increased costs and other difficulties as a consequence of significant disruption or deficiency in implementing such systems, processes and technologies, which could adversely affect Rentokil Initial’s ability to process work orders, send invoices and track and collect payments, fulfill contractual obligations or otherwise operate its business. In addition, Rentokil Initial’s efforts to centralize various business processes within its organization in connection with this implementation may disrupt operations and negatively impact Rentokil Initial’s business, reputation, results of operations, financial condition and/or prospects. Rentokil Initial may also experience difficulties, costs or delays in migrating acquired businesses to its systems, processes and technologies.
Rentokil Initial depends on a suitably skilled and qualified labor force to maintain the business.
Rentokil Initial’s ability to maintain its customer service and execute its business strategy depends on its ability to attract and retain a suitably skilled and qualified labor force. There can be no assurance that Rentokil Initial will be able to recruit, train and retain such a labor force in sufficient numbers or of sufficient quality, or that pressure to recruit will not lead to a significant increase in employee costs. In markets where overall employment rates are high, and/or its business is growing quickly either organically or through acquisitions, Rentokil Initial may have difficulties attracting, training and retaining operational personnel of suitable capability. In addition, changes in the global job market (including those caused or accelerated by the COVID-19 pandemic) may cause (or continue to cause) difficulty in recruiting, training and retaining a suitably skilled and qualified labor force. As a result, Rentokil Initial could experience difficulty in responding to customer calls in a timely fashion or delivering its services in a high-quality or timely manner, and could be forced to increase wages to attract, train and retain colleagues, which would result in higher operating costs and reduced profitability. Any of these factors may have a material adverse effect on Rentokil Initial’s business, reputation, results of operations, financial condition and/or prospects.
Moreover, some of Rentokil Initial’s colleagues are members of local trade unions and similar organizations. Industrial action in key operations could result in diminished customer service levels or higher costs and, if prolonged, could damage Rentokil Initial’s reputation and ability to retain existing customers or acquire new customers. Although Rentokil Initial believes that all of Rentokil Initial’s operations have good relations with their colleagues and the trade unions that represent those colleagues (where applicable), there can be no assurance that work stoppages or other labor-related developments (including the introduction of new labor regulations in countries where Rentokil Initial operates) will not adversely affect its business, reputation, results of operations, financial condition and/or prospects. In addition, potential competition from key colleagues who leave Rentokil Initial could impact its ability to maintain its market share in certain geographic areas.
Rentokil Initial depends on key personnel to lead Rentokil Initial’s business.
Rentokil Initial’s continued success will largely depend on its ability to attract, retain and develop a high caliber of talent and on the efforts and abilities of its executive officers and certain other key colleagues. As Rentokil Initial continues to grow its business, make acquisitions, expand its geographic scope and offer new products and services, Rentokil Initial needs the organizational talent necessary to ensure effective succession for executive officer and key colleague roles in order to meet the growth, development and profitability goals of its business. Rentokil Initial’s operations could be materially and adversely affected if for any reason Rentokil Initial was unable to attract, retain or develop such officers or key colleagues and successfully execute organizational change and management transitions at leadership levels.
ESG matters, including those related to climate change and sustainability, may have an adverse effect on Rentokil Initial’s business, reputation, results of operations, financial condition and/or prospects.
Increased focus and activism related to ESG matters may hinder Rentokil Initial’s access to capital, as investors may reconsider their capital investment as a result of their assessment of Rentokil Initial’s ESG practices. Customers, consumers, investors and other stakeholders are increasingly focusing on ESG issues, including climate change, water use, deforestation, plastic waste, human and animal health and welfare, chemical usage and other concerns. Changing customer preferences are resulting in, and may continue to result in, increased demands regarding plastics and packaging materials, including single-use and non-recyclable plastic packaging, and other components of Rentokil Initial’s products and their impact on human and animal health and environmental sustainability; a growing demand for natural, organic or non-toxic products and ingredients; or increased customer concerns or perceptions (whether accurate or inaccurate) regarding the effects of ingredients or substances present in certain products. Certain animal welfare advocacy groups may raise concerns regarding products such as glue boards or snap traps perceived to have animal cruelty issues. These demands, perceptions and preferences could cause Rentokil Initial to incur additional costs or to make changes to its operations to comply with such demands and customer preferences, and a delay in Rentokil Initial’s response (or the failure to respond effectively) may lead to adverse effects to its business, results of operations and financial condition, and recruitment and retention of the labor force that it needs.
Concern over climate change or plastics and packaging materials, in particular, may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Increased regulatory requirements, including in relation to various aspects of ESG including disclosure requirements, may result in increased compliance costs or input costs of energy and raw materials, which may cause disruptions in the manufacture of Rentokil Initial’s products or an increase in operating costs, and these costs could have a material adverse effect on Rentokil Initial’s results of operations and cash flows. Any failure to achieve its ESG goals or a perception (whether or not valid) of its failure to act responsibly with respect to ESG issues or to effectively respond to new, or changes in, legal or regulatory requirements concerning environmental or other ESG matters, or increased operating or manufacturing costs due to increased regulation could adversely affect Rentokil Initial’s business, reputation, results of operation, financial condition and/or prospects. In addition, Rentokil Initial may also be adversely impacted as a result of conduct by contactors, customers or suppliers that fail to meet Rentokil Initial’s or its stakeholders’ ESG standards.
Inflationary pressures, such as increases in wages, fuel prices and other operating costs, could adversely impact Rentokil Initial’s business, results of operations, financial condition and/or prospects.
Rentokil Initial’s financial performance may be adversely affected by sudden or material increases in the level of its operating costs and expenses, which may be subject to inflationary pressures, and it may not be able to pass these increases on fully, or in a timely manner, to customers. For example, fuel prices are subject to market volatility, and Rentokil Initial’s fleet has been negatively impacted by significant increases in fuel prices in the past and could be negatively impacted in the future. In addition, Rentokil Initial continues to monitor any adverse impact that the ongoing conflict in Ukraine and the subsequent institution and extension of sanctions against various Russian organizations, companies and individuals may have on the global economy in general and on Rentokil Initial’s business operations, although Rentokil Initial has no direct operations in Russia or the Ukraine. Such events have increased fuel prices, and a prolonged conflict may have further negative consequences such as increased inflation and transportation costs. Fuel price increases have also caused increases in the cost of chemicals and other materials used in Rentokil Initial’s business. Increases in fuel, and other costs, have not negatively affected Rentokil Initial’s results of operations as of June 30, 2022, as Rentokil Initial has been able to pass along such increases to customers in the form of increased prices. However, Rentokil Initial cannot predict the extent to which it may experience future cost increases. To the extent such costs increase further, Rentokil Initial may be prevented, in whole or in part, from passing these cost increases on to its existing and prospective customers, which could have a material adverse impact on Rentokil Initial’s results of operations, financial condition and/or prospects.
Supply chain issues may result in product shortages or disruptions to Rentokil Initial’s business.
Rentokil Initial has a complex global network of suppliers that has recently expanded to meet increased customer demand and may, in the future, further evolve in response to market conditions. Although the majority of the products used by Rentokil Initial are generally available from multiple sources, and alternatives have been generally available in the event of disruption in the past, Rentokil Initial could experience material disruptions in production and other supply chain issues (including as a result of current global supply issues affecting microchips and printed circuit boards), which could result in out-of-stock conditions, and its results of operations and relationships with customers could be adversely affected (a) if new or existing suppliers are unable to meet any standards set by Rentokil Initial, government or industry regulations or customers, (b) if Rentokil Initial is unable to contract with suppliers at the quantity, quality and price levels needed for its business, or (c) if any of Rentokil Initial’s key suppliers becomes insolvent, ceases or significantly reduces its operations or experiences financial distress.
Rentokil Initial’s inability to fully or substantially meet customer demand due to supply chain issues could result in, among other things, unmet consumer demand leading to reduced preference for Rentokil Initial’s products or services in the future, customers purchasing products and services from competitors as a result of such shortage of products, strained customer relationships, termination of customer contracts, additional competition and new entrants into the market, and loss of potential sales and revenue, which could adversely affect Rentokil Initial’s business, reputation, results of operations, financial condition and/or prospects.
Weakening general economic conditions, including rising unemployment or decreased consumer confidence or spending levels, especially as they may affect demand from Rentokil Initial’s customers, may adversely impact its business, results of operations, financial condition and/or prospects.
Ongoing volatility in the global economic environment has led to, and may continue to lead to, economic challenges such as low gross domestic product growth in regional and national economies, high volatility in commodity prices and exchange rates and efforts made by governments to increase the minimum wage across markets, as well as wide variations in local market prices and cost inflation across the globe. This may be exacerbated by economic uncertainty caused by geopolitical events, political instability and civil unrest in some local markets, catastrophic business events, including the continuation and/or broadening of the conflict in the Ukraine and the impact of the COVID-19 pandemic. Further economic slowdown in the markets in which Rentokil Initial operates may lead to a reduction in the level of demand from its customers for existing and new services. Low-growth economies with inherent cost inflation may make it difficult for Rentokil Initial to maintain profitability if it has weak pricing power in those markets, in particular, if there are strong competitive pressures. Furthermore, adverse economic conditions may lead to an increased number of customers not renewing contracts or seeking to reduce prices leading to a reduction in profit margins and cash flows or being unable to pay for existing or additional services leading to an increase in bad debts. Any of these events could have a material adverse effect on Rentokil Initial’s business, reputation, results of operations, financial condition and/or prospects.
Rentokil Initial may not successfully implement its business strategies, including achieving its growth objectives.
Rentokil Initial may not be able to fully implement its business strategies or realize, in whole or in part within the expected time frames, the anticipated benefits of various growth or other initiatives. Rentokil Initial’s ability to implement its business strategy may be adversely affected by factors that Rentokil Initial cannot currently foresee, such as unanticipated costs and expenses, technological change, severe economic downturn (including as a result of the impact of the COVID-19 pandemic and/or the conflict in Ukraine), the level of interest rates, foreign exchange risks, failure to integrate acquisitions, a decline in the effectiveness of Rentokil Initial’s marketing (including digital marketing) activities or disruptions in the supply chain. All of these factors may necessitate changes to Rentokil Initial’s business strategy or adversely affect its business, reputation, results of operations, financial condition and/or prospects.
In addition, Rentokil Initial will incur certain costs to achieve efficiency improvements, systems implementations and growth in Rentokil Initial’s business, and Rentokil Initial may not meet anticipated implementation timetables or stay within budgeted costs. As these efficiency improvements, system implementations and growth initiatives are implemented, Rentokil Initial may not fully achieve expected cost savings and efficiency improvements, system implementations or growth rates, or these initiatives could adversely impact customer retention or its operations. Also, Rentokil Initial’s business strategies may change in light of its ability to implement new business initiatives, competitive pressures, economic uncertainties or developments or other factors.
Rentokil Initial’s continued growth depends on its ability to retain existing customers and attract new customers.
Rentokil Initial’s ability to grow is dependent on its ability to retain existing customers and attract new customers. There can be no assurance that Rentokil Initial’s strategy of using new technology and improved sales techniques to attract profitable new clients, up-selling and cross-selling to existing clients and focusing on retaining profitable business when renewing existing consumer contracts will be successful. Moreover, failure to maintain customer service, client management and sales capability, failure to adapt to local business and consumer needs and/or failure to win and retain profitable customers in the face of competition from competitors with lower costs or which are willing to accept lower margins may have a material adverse effect on Rentokil Initial’s business, results of operations, financial condition and/or prospects. Rentokil Initial must be sufficiently agile to develop and deliver products and services that meet local market needs. If Rentokil Initial is not able to adapt to local business and consumer needs, its existing customers may choose not to renew contracts, reduce the use of Rentokil Initial’s services across their operations or seek reductions in prices.
Rentokil Initial must continue to develop products and services that meet the needs and expectations of its customer base, including to ensure the continued efficacy of its products in the target pest population. Furthermore, as technological developments disrupt the markets in which Rentokil Initial operates and changes service offerings across its industries, Rentokil Initial may need to develop new products and services. In the future, products and services may interact with each other in new ways and offer new capabilities to consumers, such as systems that are networked and able to be monitored in real time. Rentokil Initial’s competitors may be earlier to embrace these new technological developments that are disruptive to the market or to develop more effective products, and a delay in Rentokil Initial’s response may lead to adverse effects to its business, reputation, results of operations, financial condition and/or prospects.
Rentokil Initial’s industries are highly competitive.
Rentokil Initial competes with a wide variety of competitors of varying sizes and faces competition in many of the markets in which it operates. The growing presence of multinational competitors may increase the cost of acquisitions and/or drive down prices, impacting Rentokil Initial’s profitability. Furthermore, the increased presence of facilities management companies in the markets in which Rentokil Initial operates may also drive down prices and adversely impact the quality of relationships with end customers. The principal methods of competition in Rentokil Initial’s business include quality and speed of customer service, brand awareness and reputation, effective use of technology and systems, customer satisfaction, fairness of contract terms (including price and promotions), professional sales forces and referrals. Rentokil Initial may be unable to compete successfully against current or future competitors, and the competitive pressures that Rentokil Initial faces may result in reduced market share, reduced pricing or an adverse impact on its reputation, business, results of operations and financial condition.
Cybersecurity breaches, attacks and other similar incidents, as well as disruptions or failures in Rentokil Initial’s IT systems or data security procedures and those of its third-party service providers, could expose Rentokil Initial to liability, limit its ability to effectively monitor, operate and control operations and adversely impact its business, reputation, results of operations, financial condition and/or prospects.
Rentokil Initial’s business is dependent on effective IT systems and data security procedures. Rentokil Initial and its third-party service providers may be subject to significant system or network disruptions from numerous causes, including cybersecurity breaches, attacks or other similar incidents, facility access issues, new system implementations, human error, fraud, theft, fire, power loss, telecommunications failure or a similar catastrophic event. Moreover, computer viruses, worms, malware, ransomware, phishing, spoofing, malicious or destructive code, social engineering, denial-of-service attacks, and other cyberattacks have become more prevalent and sophisticated in recent years. Because the techniques used by computer hackers and others to access or sabotage networks and computer systems constantly evolve and generally are not recognized until launched against a target, Rentokil Initial and its third-party service providers may be unable to anticipate, detect, react to, counter or mitigate against all of these techniques or remediate any resulting incident. Cybersecurity risk has increased due to increased online and remote activity (a trend accelerated by the COVID-19 pandemic) and Rentokil Initial experienced a notable increase in the number and seriousness of cyberattacks, including repeated distributed denial of service attacks and attempted ransomware incidents in countries such as Brazil and Italy. The attacks were detected and prevented before they were able to have a material impact on the business, but it is possible that future cyberattacks could avoid detection or prevention and have such a material impact.
Any IT system disruptions or breaches may lead to unauthorized release of data and inefficient business operations, including poor supply chain management, and have a negative impact on customer service, resulting in a loss of customers, which could have a material adverse effect on Rentokil Initial’s business, reputation, results of operations, financial condition and/or prospects.
Rentokil Initial may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate or remediate any cybersecurity vulnerabilities, breaches, attacks or other similar incidents. Any cybersecurity incident, attack or other similar incident, or its failure to make adequate or timely disclosures to the public, regulators, or law enforcement agencies following any such event, could harm Rentokil Initial’s competitive position, result in violations of applicable data privacy or cybersecurity laws or regulations, result in a loss of customer confidence in the adequacy of threat mitigation and detection processes and procedures, cause disruption to business activities, divert management attention and other resources or otherwise adversely affect the internal operations and reputation of Rentokil Initial, degrade financial results, cause it to incur significant costs to remedy the damages caused by the incident or defend legal claims, subject it to additional regulatory scrutiny and expose Rentokil Initial to civil litigation, fines, damages or injunctions. With respect to cybersecurity-related legal claims and regulatory scrutiny, Rentokil Initial also may incur additional costs related to the diverse set of laws, rules and regulations to which it is subject across multiple jurisdictions. See also “Risk Factors — Risks Related to Rentokil Initial’s Business — Rentokil Initial is required to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, relating to data privacy and security. Any actual or perceived failure to comply with these requirements could have a material adverse effect on its business.”
Extraordinary events may significantly impact Rentokil Initial’s business if it is unable to ensure business continuity due to a material incident.
The ability to service customers without interruption is essential to Rentokil Initial’s operations. Contingency plans are required to continue or recover operations following a disruption or incident. Such incidents may include (a) the loss or insolvency of a major distributor, (b) repeated or prolonged government shutdowns or similar events, (c) war (including acts of terrorism or hostilities which impact Rentokil Initial’s markets), (d) natural or man-made disasters, (e) water shortages, (f) cybersecurity, IT or privacy-related incidents or (g) severe weather conditions affecting Rentokil Initial’s operations or the food service, hospitality and travel industries may have a material adverse effect on Rentokil Initial’s business. Inability to restore or replace critical capacity to an agreed level within an agreed time frame would prolong the impact of such disruption or incident and could lead to, among other things, negative publicity and reputational damage and could severely affect Rentokil Initial’s business, reputation, results of operations, financial condition and/or prospects.
Rentokil Initial has independent, third-party distributors, the loss of which could have an adverse effect on Rentokil Initial’s business, reputation, results of operations, financial condition and/or prospects. Government shutdowns can have a material adverse effect on operations or cash flows by disrupting or delaying new product launches, renewals of registrations for existing products and receipt of import or export licenses for raw materials or products.
War (including acts of terrorism or hostilities), natural or man-made disasters, water shortages or severe weather conditions affecting the food service, hospitality, travel and other industries can cause a downturn in the business of Rentokil Initial’s customers, which in turn can have a material adverse effect on Rentokil Initial’s business, results of operations, financial condition or prospects. Hurricanes or other severe weather events impacting the local markets could materially and adversely affect Rentokil Initial’s ability to obtain raw materials at reasonable cost, or at all, and could adversely affect Rentokil Initial’s business. The health and safety of Rentokil Initial’s colleagues in local markets could be harmed by the detrimental effects of natural and man-made disasters, which could have a material adverse effect on its business, reputation, results of operations, financial condition and/or prospects.
Rentokil Initial may not be able to adequately protect its intellectual property and other proprietary rights that are material to its business.
Rentokil Initial’s ability to compete effectively depends in part on its ability to obtain, maintain, protect, defend and enforce its intellectual property and other proprietary rights, including the service marks, trademarks, trade names and other intellectual property rights Rentokil Initial owns or licenses, particularly its brand names, including Rentokil, Initial, Ambius, Steritech, JC Ehrlich, Presto-X, Western Exterminator, Florida Pest Control, Eradico, Cannon, Sanitact, Ultraprotect, PestConnect, HygieneConnect, Entotherm, Calmic, Turf Fuel, Lumnia, Luminos, SOLitude, Batzner, Medentex, OnBrand360, Peter Cox, Environmental Pest Service, Pestfree365, Activap, Prokill, Micronclean and Microfresh. Rentokil Initial has not sought to register or protect all of its intellectual property, including its trademarks, either in the UK, U.S. or in every jurisdiction in which they are or may be used. Furthermore, because of the differences in foreign trademark, patent and other intellectual property laws, Rentokil Initial may not receive the same protection in other countries as it would in the UK or the U.S.
If Rentokil Initial is unable to protect its intellectual property and other proprietary rights, including brand names, it could cause a material adverse impact on its business, reputation, results of operations, financial condition and/or prospects. Litigation may be necessary to enforce Rentokil Initial’s intellectual property rights and protect its proprietary information, or to defend against claims by third parties that its products, services or activities infringe their intellectual property rights.
Rentokil Initial relies on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees. Any termination or disruption of such relationships or counterparty default or litigation could have a material adverse effect on its business.
Rentokil Initial’s strategy to increase profitability, in part, by reducing its costs of operations, and to mitigate and manage its exposure to financial risk, includes the implementation of certain business process outsourcing initiatives and entry into arrangements with investment counterparties, including lenders, insurers and derivative counterparties. As such, Rentokil Initial is exposed to counterparty risk. Any disruption, termination or substandard performance of these outsourced services, including possible breaches by third-party vendors of their agreements with Rentokil Initial, or the failure of counterparties to discharge all or part of their obligations (including, for example, due to the deterioration of a counterparty’s actual or perceived creditworthiness) could adversely affect Rentokil Initial’s reputation, customer and colleague relationships, results of operations and financial condition. Also, to the extent a third-party outsourcing provider or counterparty relationship is terminated, there is a risk of disputes or litigation and that Rentokil Initial may not be able to enter into a similar agreement with an alternate provider in a timely manner or on terms that Rentokil Initial considers favorable, and even if Rentokil Initial finds an alternate provider, or chooses to insource such services or activities, there are significant risks associated with such transition.
In addition, to the extent Rentokil Initial decides to terminate outsourcing services and insource such services, there is a risk that Rentokil Initial may not have the capabilities to perform these services internally, resulting in a disruption to Rentokil Initial’s business, which could adversely impact its business, reputation, results of operations, financial condition and/or prospects. Rentokil Initial could incur costs, including personnel and equipment costs, to insource previously outsourced services like these, and these costs could adversely affect its results of operations and cash flows.
Third-party distributors, subcontractors, vendors and franchisees are independent third parties that Rentokil Initial does not control, and who own, operate and oversee the daily operations of their businesses. If third party distributors, subcontractors, vendors and franchisees do not successfully operate their businesses in a manner consistent with required laws, standards and regulations, Rentokil Initial could be subject to claims from regulators or legal claims for the actions or omissions of such third-party distributors, subcontractors, vendors and franchisees. In addition, Rentokil Initial’s relationship with third-party distributors, subcontractors, vendors and franchisees could become strained (including resulting in litigation) and these strains in relationships or claims could have a material adverse impact on Rentokil Initial’s business, reputation, results of operations, financial condition and/or prospects.
Failure to establish and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on Rentokil Initial’s business and reputation.
Rentokil Initial is not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) and is therefore not required to evaluate the effectiveness of its internal control over financial reporting. However, following its U.S. listing and SEC registration, beginning as of the year ended December 31, 2023, Rentokil Initial will be required to evaluate the effectiveness of its internal control over financial reporting and its independent auditor will be required to audit management's assessment of the effectiveness of its internal control over financial reporting.
While Rentokil Initial has yet to design and establish an internal control over financial reporting framework for the purposes of the effectiveness evaluation described above, Rentokil Initial has undertaken a preliminary assessment of its controls in connection with the preparation of the registration statement, of which this prospectus forms a part. In addition, during the preparation of its 2021 financial statements, Rentokil Initial identified errors to its 2020 and 2019 financial statements which resulted in restatements of those periods. As a result of both the preliminary assessment and the restatements, Rentokil Initial identified the following material weaknesses in its internal control over financial reporting:
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a lack of sufficient resources with the appropriate level of technical accounting knowledge, particularly for non-routine transactions, combined with incomplete policies and procedures related to the segregation of duties and control activities required for accurate and timely financial accounting, reporting, and disclosures in accordance with the financial reporting requirements set forth by the SEC; and

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a failure to design and maintain effective IT controls over user access, change management, database management and segregation of duties for information systems that are relevant to the preparation of its financial statements.

Though Rentokil Initial has started to design remediation measures in respect of these material weaknesses, it has not yet implemented or tested the effectiveness of the remediation measures. Moreover, Rentokil Initial cannot be certain that it will not identify other material weaknesses in its internal control over financial reporting as it designs, implements and tests its internal control over financial reporting framework in anticipation of its initial effectiveness evaluation. Moreover, when Rentokil Initial evaluates the effectiveness of its internal control over financial reporting in connection with its annual report for the year ended December 31, 2023, there can be no guarantee that Rentokil Initial or its independent auditor will not identify other material weaknesses in its internal control over financial reporting.
If Rentokil Initial fails to achieve and maintain effective internal control over financial reporting, it could suffer material misstatements in its consolidated financial statements, fail to meet its reporting obligations or fail to prevent fraud, which may cause investors to lose confidence in its reported financial information and subject Rentokil Initial to potential delisting from the stock exchange, regulatory investigations and civil or criminal sanctions.
Rentokil Initial may be required to recognize impairment charges or be subject to asset revaluations or downgrades.
Rentokil Initial has significant amounts of goodwill and intangible assets, such as customer lists. In accordance with applicable accounting standards, goodwill and indefinite-lived intangible assets are not amortized and are subject to assessment for impairment by applying a fair-value based test annually, or more frequently if there are indicators of impairment, including:
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observable indications that the asset’s value has declined significantly more than would be expected as a result of the passage of time or normal use;

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significant changes with an adverse effect on the entity that have taken place, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates, or in the market to which an asset is dedicated;

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market interest rates or other market rates of return on investments have increased, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially;

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the carrying amount of the net assets of the entity is more than its market capitalization;

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evidence that there is obsolescence or physical damage of the asset;

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significant changes with an adverse effect on the entity that have taken, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and
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indication that the economic performance of an asset is, or will be, worse than expected.

Based upon future economic and financial market conditions, the operating performance of Rentokil Initial and other factors, including those listed above, Rentokil Initial may incur impairment charges in the future, including in relation to the transaction in respect of goodwill created and the value at which assets were recognized at completion. It is possible that such impairment, if required, could be material. Any future impairment charges that Rentokil Initial is required to record could have a material adverse impact on its business, results of operations, financial condition and/or prospects.
Risks Relating to Legal and Compliance Matters
Government regulations and enforcement, and potential litigation, could have an adverse effect on Rentokil Initial’s financial results.
As a global company, Rentokil Initial is subject to many laws and governmental regulations across all of the countries in which it conducts business, including laws and regulations involving marketing, antitrust, anti-bribery or anti-corruption, consumer protection, product liability, environmental, health and safety, intellectual property, data privacy or other matters, as well as potential litigation or administrative actions.
If Rentokil Initial is unable to comply with all laws and regulations, it could negatively impact its reputation and business results. Rentokil Initial cannot provide assurance that its internal control policies and procedures, and ethics and compliance program will always protect it from acts committed by Rentokil Initial’s colleagues or agents. While it is Rentokil Initial’s policy and practice to comply with all legal and regulatory requirements applicable to its business, a finding that Rentokil Initial is in violation of, or out of compliance with, applicable laws or regulations could subject it to civil remedies, including fines, damages, injunctions or product recalls, or criminal sanctions, any of which could adversely affect Rentokil Initial’s business, reputation, results of operations, financial condition and/or prospects. Even if a claim is unsuccessful, is without merit or is not fully pursued, the negative publicity surrounding such assertions regarding Rentokil Initial’s products, processes or business practices could adversely affect Rentokil Initial’s reputation and brand image.
In addition, new or revised laws or regulations may alter the environment in which Rentokil Initial does business, which could adversely impact its financial results. For example, new legislation or regulations may result in increased costs to Rentokil Initial, directly for its compliance, or indirectly to the extent suppliers increase prices of goods and services because of increased compliance costs, excise taxes or the reduced availability of raw materials.
Following completion of the transaction, approximately 60% of the combined company’s total revenues is expected to come from North America and therefore the combined company may face increased exposure to potential future claims or litigation given the more litigious nature of the U.S. market, including increased exposure to injunctive relief or damages granted by courts in respect of such claims, and regardless of the outcome of any litigation or claims, the combined company may incur additional costs in defending against such claims following completion of the transaction. An unfavorable outcome or settlement in any litigation may have an adverse effect on the combined company’s business, reputation, results of operations financial condition and/or prospects.
Termite damage claims and lawsuits related thereto could increase Rentokil Initial’s legal expenses and may adversely impact its business, reputation, results of operations, financial condition and/or prospects.
Following consummation of the transaction, Rentokil Initial’s business may become subject to a significant number of damage claims related to termite activity in homes/commercial premises, often accompanied by a termite damage warranty/guarantee. Currently Terminix is subject to a significant number of damage claims related to its termite control services and termite damage warranties/guarantees. Damage claims may include circumstances when a customer notifies Rentokil Initial that they have experienced damage and Rentokil Initial reaches an agreement to remediate that damage (a “Non-litigated Claim”); and circumstances when a customer directly initiates litigation or arbitration proceedings or when Rentokil Initial does not reach an agreement with a customer to remediate the damage and that customer initiates litigation or arbitration proceedings (a “Litigated Claim”). Some plaintiffs bringing Litigated Claims may seek to demonstrate a pattern and practice of fraud in connection with Litigated Claims and may seek awards, in addition to repair costs, which include punitive damages and damages for mental anguish. Rentokil Initial intends to defend these Litigated Claims vigorously, and Rentokil Initial intends to take decisive actions to mitigate increasing claims costs; however, Rentokil Initial cannot give assurance that these mitigating actions will be effective in reducing claims or costs related thereto, nor can it give assurance that lawsuits or other proceedings related to termite damage claims will not materially affect its business, reputation, results of operations, financial condition and/or prospects.
In April 2021, the State of Mississippi brought litigation against Terminix related to its termite inspection and treatment practices (the “Mississippi Litigation”). Terminix disputes the claims made in the Mississippi Litigation and intends to defend the matter vigorously. However, given the uncertainty of litigation, the preliminary stage of the case, and the legal standards that must be met for success on the merits, it is not possible to predict with certainty the outcome of the Mississippi Litigation. The combined company intends to defend the Litigated Claims, including the Mississippi Litigation, vigorously, and intends to take action to mitigate increasing claims costs; however, Rentokil Initial cannot give assurance that these mitigating actions will be effective in reducing claims or costs related thereto, nor can it give assurance that lawsuits or other proceedings related to termite damage claims will not materially affect its business, reputation, results of operations, financial condition and/or prospects.
Following the completion of the transaction, the combined company’s business may also become subject to state regulator claims related to trade practices, including termite renewal pricing, inspection and treatment practices (a “Regulator Claim”). Terminix has been subject to such claims in the past and has entered into settlements, for example with the Office of the Attorney General of the State of Alabama (the “AL AG”) and other Alabama state regulators. The combined company intends to defend any Regulator Claims and intends to take action to mitigate claims costs; however, Rentokil Initial cannot give assurance that these mitigating actions will be effective in reducing claims or costs related thereto, nor can it give assurance that lawsuits or other proceedings related to trade practices will not materially affect its business, reputation, results of operations, financial condition and/or prospects.
Compliance with, or violation of, environmental, health and safety laws and regulations, including laws pertaining to the use of pesticides, could result in significant costs that adversely impact Rentokil Initial’s business, reputation, results of operations, financial condition and/or prospects.
The pest control industry is subject to various laws and regulations regarding environmental and health and safety matters. Among other things, these laws regulate the emission or discharge of materials into the environment, the use, storage, treatment, disposal, transportation and management of hazardous substances and wastes, the impact of chemicals (including fumigant gases), as well as pesticide and biocide products, on human health and safety and the environment, and the protection of the health and safety of its colleagues and the public.
These laws also impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances, including releases by former sites or by prior owners or operators of sites Rentokil Initial currently owns or operates. These laws and regulations can result in costs associated with transporting and managing hazardous materials and waste disposal and plant site clean-up, fines, penalties, orders requiring corrective action or suspending or otherwise impacting Rentokil Initial’s operations or other sanctions if it is found to be in violation of law, as well as modifications, disruptions or discontinuation of certain operations or types of operations including product recalls and reformulations. Changes in such laws and regulations, including among others, air, water, chemical and product regulations, could impact the sales of some of Rentokil Initial’s products or services. In addition to an increase in costs of manufacturing and delivering products, a change in production regulations or product regulations could result in interruptions to Rentokil Initial’s business and potentially cause economic or consequential losses should it be unable to meet the demands of its customers for products.

Products used by Rentokil Initial containing pesticides generally must be registered with the relevant governmental agencies or authorities before they can be sold or applied. The failure to obtain, or the cancellation of, any such registration, or the withdrawal from the marketplace of such pesticides, could have an adverse effect on Rentokil Initial’s business, the severity of which would depend on the products involved, whether other products could be substituted and whether competitors were similarly affected. The pesticides Rentokil Initial uses are manufactured by independent third parties and are evaluated by the relevant governmental authorities or agencies as part of its ongoing exposure risk assessment. Any of these authorities or agencies may decide that a pesticide Rentokil Initial uses will be limited or will not be re-registered for use in the relevant jurisdiction. Rentokil Initial plc cannot predict the outcome or the severity of the effect of any particular authority’s or agency’s continuing evaluations. In addition, the use of certain pesticide products is regulated by various international, national, federal, state, provincial and local environmental and public health agencies and bodies. Some of Rentokil Initial’s products may also become subject to bans or restrictions due to animal cruelty concerns. Given Rentokil Initial’s dispersed locations, distributed operations and numerous colleagues and franchise associates, it may be unable to prevent violations of these or other laws and regulations or misuse of products by colleagues or others from occurring. Even if Rentokil Initial is able to comply with all such laws and regulations and obtain all necessary registrations and licenses, the pesticides or other products Rentokil Initial applies or uses, or the manner in which it applies or uses them, could be alleged to cause injury to the environment, to people or to animals, or such products could be banned in certain circumstances. The laws and regulations may also apply to third-party vendors who are hired to repair or remediate property and who may fail to comply with environmental laws, health and safety laws and regulations and subject Rentokil Initial to risk of legal exposure. The costs of compliance, non-compliance, investigation, remediation, combating reputational harm or defending civil or criminal proceedings, products liability, personal injury or other lawsuits could have a material adverse impact on Rentokil Initial’s business, reputation, results of operations, financial condition and/or prospects.
International, national, federal, state, provincial and local agencies and bodies regulate the disposal, handling and storage of waste, discharges from Rentokil Initial’s facilities and the investigation and clean-up of contaminated sites. Rentokil Initial could incur significant costs, including investigation and clean-up costs, fines, penalties and civil or criminal sanctions and claims by third parties for property damage and personal injury, as a result of violations of, or liabilities under, such laws and regulations enforced by these agencies and bodies. Liability under laws and regulations can be imposed on a joint and several basis and without regard to fault or the legality of the underlying conduct. In addition, potentially significant expenditures could be required to comply with environmental, health and safety laws and regulations, including requirements that may be adopted or imposed in the future.
A violation of health and safety or environmental laws or regulations relating to Rentokil Initial’s operations or a failure to comply with the instructions of relevant health and safety authorities, environmental agencies or internal policies could lead to, among other things, personal injury, negative publicity and reputational damage, fines, costly compliance procedures, litigation and withdrawal of licenses to operate. Such violations could, therefore, have an adverse effect on Rentokil Initial’s business, reputation, results of operations, financial condition and/or prospects.
Rentokil Initial is required to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, relating to data privacy and security. Any actual or perceived failure to comply with these requirements could have a material adverse effect on its business.
Rentokil Initial is required to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, relating to data privacy and security. Ensuring that its collection, use, transfer, storage and other processing of personal information complies with such requirements can increase operating costs, impact the development of new products or services, and reduce operational efficiency.
Internationally, virtually every jurisdiction in which Rentokil Initial operates has established its own data privacy and security legal framework with which it must comply. The cost of compliance, and the potential for fines and penalties for non-compliance, with data privacy and security laws and regulations may have a significant adverse effect on Rentokil Initial’s business, reputation, results of operations, financial condition and/or prospects.

If Rentokil Initial is otherwise unable to transfer personal data between and among countries and regions in which it operates, it could affect the manner in which Rentokil Initial provides its services, the geographical location or segregation of its relevant systems and operations, and could adversely affect its financial results. In addition, such procedures and controls, which Rentokil Initial operates to comply with relevant data privacy and security requirements in the jurisdictions it operates, may not be effective in ensuring compliance or preventing unauthorized transfers of personal data.
While Rentokil Initial strives to publish and prominently display privacy policies that are accurate, comprehensive and compliant with applicable laws, rules, regulations and industry standards, it cannot ensure that its privacy policies and other statements regarding its practices will be sufficient to protect it from claims, proceedings, liability or adverse publicity relating to data privacy and security. Although Rentokil Initial endeavors to comply with its privacy policies, Rentokil Initial may at times fail to do so or be alleged to have failed to do so. If its public statements about its use, collection, disclosure and other processing of personal information, whether made through its privacy policies, information provided on its website, press statements or otherwise, are alleged to be deceptive, unfair or misrepresentative of its actual practices, Rentokil Initial may be subject to potential government or legal investigation or action.
Rentokil Initial’s compliance efforts are further complicated by the fact that data privacy and security laws, rules, regulations and standards around the world are rapidly evolving, may be subject to uncertain or inconsistent interpretations and enforcement, and may conflict among various jurisdictions. Any failure or perceived failure by Rentokil Initial to comply with its privacy policies, or applicable data privacy and security laws, rules, regulations, standards or contractual obligations, or a security breach that leads to theft or other unauthorized access to, or unauthorized loss, destruction, use, modification, acquisition, disclosure, release or transfer of personal information, including customer, colleague, supplier or Rentokil Initial’s proprietary, sensitive or confidential data, may result in requirements to modify or cease certain operations or practices, the expenditure of substantial costs, time and other resources, proceedings or actions against it, legal liability, governmental investigations, enforcement actions, claims, fines, judgments, awards, penalties, sanctions and costly litigation (including class actions). Any of the foregoing could lead to significant reputational damage, distract management and technical personnel, increase its costs of doing business, adversely affect the demand for its products and services, and ultimately result in the imposition of liability, any of which could have a material adverse effect on Rentokil Initial’s business, results of operations, financial condition and/or prospects.
Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes Rentokil Initial pays and its profitability.
Rentokil Initial operates across many different tax jurisdictions and is subject to periodic tax audits which sometimes challenge the basis on which local tax has been calculated and/or withheld. Successful challenges by local tax authorities may have an adverse impact on profitability and cash flow. Unanticipated non-compliance with relevant tax legislation and/or reporting requirements may result in material unprovided tax charges relating to prior years which could have a material adverse effect on Rentokil Initial’s financial condition and/or prospects.
The completion of the transaction will result in Rentokil Initial becoming subject to U.S. regulations which differ from the regulations to which Rentokil Initial is currently subject. Current and future U.S. regulations could have an adverse effect on the results of operations, business and financial position of Rentokil Initial following completion of the transaction.
Following the completion of the transaction, as a result of the registration of Rentokil Initial ADSs with the SEC, it is expected that Rentokil Initial will be subject to U.S. securities laws, including the Sarbanes-Oxley Act. These regulations are different from the regulations to which Rentokil Initial is currently subject and therefore pose an increased compliance burden on Rentokil Initial and, particularly where supplemented by new regulations, could lead to higher costs and greater complexity, and potential reputational damage, regulatory sanctions or fines in connection with breach. Following the completion of the transaction, the combined company could face increased exposure to other U.S. federal, state and local laws and regulations (including tax laws), including the U.S. Foreign Corrupt Practices Act of 1977, with respect to Rentokil Initial’s worldwide activities, as a result of its increased presence in the U.S. The enactment of unduly onerous and restrictive regulation may adversely affect Rentokil Initial’s share price and could have a material adverse effect on the results of operations, business and/or financial condition of Rentokil Initial.
As a “foreign private issuer”, Rentokil Initial plc would not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and governance requirements of the NYSE that apply to a U.S. domestic issuer. It is possible that Rentokil Initial could lose foreign private issuer status in the future. The determination of foreign private issuer status is made annually on the last business day of an issuer’s second fiscal quarter. As such, Rentokil Initial will re-assess its status as a foreign private issuer as of the last business day of the second fiscal quarter of 2023. Rentokil Initial would lose foreign private issuer status if more than 50% of its common shares are directly or indirectly held by residents of the United States and it fails to meet the additional requirements necessary to maintain its foreign private issuer status. These additional requirements relate to the citizenship and residency of its directors and officers, the location of its assets and whether its business is principally administered in the United States. If Rentokil Initial ceases to be a foreign private issuer, it will be required to comply with reporting, disclosure, compliance and governance requirements that are applicable to U.S. domestic issuers. This could result in significant additional legal, accounting and other expenses, as well as increased demands on management’s time.
Risks Relating to Financing
Adverse credit and financial market events and conditions could, among other things, impede access to or increase the cost of financing, which could have a material adverse impact on Rentokil Initial’s business, results of operations, financial condition and/or prospects.
Disruptions in credit or financial markets could make it more difficult for Rentokil Initial to obtain, or increase its cost of obtaining, financing for its operations or investments or to refinance its indebtedness, or cause lenders to depart from prior credit industry practice and not give technical or other waivers under applicable agreements governing such indebtedness to the extent Rentokil Initial may seek them in the future, thereby causing it to be in default. There is no assurance that Rentokil Initial will be able to refinance or extend the maturity of its indebtedness on favorable terms, or at all. Any inability to refinance Rentokil Initial’s indebtedness on favorable terms could have a material adverse effect on its business, results of operations, financial condition and/or prospects.
The agreements and instruments governing Rentokil Initial’s indebtedness contain restrictions and limitations that could impact Rentokil Initial’s ability to operate its business.
As of June 30, 2022, Rentokil Initial had aggregate outstanding indebtedness of approximately £3.8 billion. The agreement governing Rentokil Initial’s revolving credit facility maturing February 2027, which is expected to increase to US$1 billion at closing (the “RCF”), the Bridge and Term Facilities Agreement and the New Senior Notes contain undertakings that, collectively, among other things, restrict Rentokil Initial’s ability to: (a) transfer or sell assets by way of a Class 1 transaction (as such term is defined in the FCA’s Listing Rules); (b) create security over its assets in excess of a certain amount; (c) issue debt instruments at subsidiary level in excess of a certain amount; and (d) issue trade instruments in excess of a certain amount.
Rentokil Initial’s ability to comply with the undertakings and restrictions contained in each of the agreements governing the RCF, the Bridge and Term Facilities Agreement, the New Senior Notes and the instruments governing its other indebtedness may be affected by economic, financial and industry conditions beyond its control including credit or capital market disruptions. The breach of any of these covenants or restrictions could result in a default that would permit the applicable lenders or noteholders to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. In any such case, Rentokil Initial may be unable to borrow under the RCF and/or any such other facility and may not be able to repay the amounts due under such facility or its other outstanding indebtedness. This could have materially adverse consequences to Rentokil Initial’s (and with effect from completion of the transaction, the combined company’s) business, reputation, results of operations, financial condition and/or prospects and could cause it to become bankrupt or insolvent.

A lowering or withdrawal of the ratings, outlook or watch assigned to its debt securities by rating agencies may increase Rentokil Initial’s future borrowing costs and reduce its access to capital.
Rentokil Initial’s indebtedness has primarily investment grade ratings, and any rating, outlook or watch assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, current or future circumstances change relating to the basis of the rating, outlook or watch, such as adverse changes to Rentokil Initial’s business. Any future lowering of its ratings, outlook or watch likely would make it more difficult or more expensive for Rentokil Initial to obtain debt financing.
The additional indebtedness that Rentokil Initial will incur in connection with the completion of the transaction could adversely affect the combined company’s financial position, including by decreasing Rentokil Initial’s, and with effect from the consummation of the transaction, the combined company’s, business flexibility and result in a decline in the combined company’s credit rating.
Following the consummation of the transaction, the combined company will have increased borrowings compared to Rentokil Initial’s historic level of borrowings. Rentokil Initial’s consolidated borrowings were approximately £3.8 billion (US$4.7 billion converted at the £:$ exchange rate on June 30, 2022) as of June 30, 2022.
Rentokil Initial may incur up to US$2.7 billion of additional debt in connection with the completion of the transaction, of which approximately US$2 billion (as of the date of this proxy statement/prospectus) has been incurred. For further information, see the section of this proxy statement/prospectus entitled “The Merger Proposal — The Rentokil Initial Debt Financing” beginning on page 119. This increased level of borrowing could have the effect, among other things, of reducing the combined company’s flexibility to respond to changing business and economic conditions and will have the effect of increasing the combined company’s interest expenses. In addition, the amount of cash required to service the combined company’s increased borrowing levels and increased aggregate dividends following consummation of the transaction and thus the demands on the combined company’s cash resources will be greater than the amount of cash flows required to service Rentokil Initial’s borrowings and pay dividends prior to the transaction. The increased levels of borrowings and any dividends following consummation of the transaction could also reduce funds available for the combined company’s investments in M&A, research and development, capital expenditures and other activities and may create competitive disadvantages for the combined company relative to other companies with lower debt levels.
Rentokil Initial’s credit rating impacts the cost and availability of future borrowings and, accordingly, Rentokil Initial’s cost of capital. Rentokil Initial’s credit rating reflects each credit rating organization’s opinion of Rentokil Initial’s financial and business strength, operating performance and ability to meet its debt obligations. Although Rentokil Initial’s credit rating was reaffirmed by S&P Global Ratings (“S&P”) as BBB following the announcement of the transaction, if Rentokil Initial’s (and with effect from the consummation of the transaction, the combined company’s) credit rating declines, Rentokil Initial (and with effect from the consummation of the transaction, the combined company) may not be able to sell additional debt securities, borrow money, refinance the transaction facilities (if drawn) or establish alternatives to the transaction facilities in the amounts or at the times or interest rates contemplated thereby (or at all), or upon more favorable terms and conditions that might be available if Rentokil Initial’s current credit rating is maintained.
The cost of certain of Rentokil Initial’s existing indebtedness will also increase in the event that Rentokil Initial’s credit rating is sub-investment grade. In addition, future borrowings under circumstances in which the combined company’s debt is rated below investment grade may contain further restrictions that impose significant restrictions on the way the combined company operates following the transaction.
An increase in interest rates would increase the cost of servicing Rentokil Initial’s debt and could adversely impact its business, results of operations, financial condition and/or prospects.
Facility B will bear interest at a floating rate. As a result, to the extent Rentokil Initial has not hedged against rising interest rates, an increase in the applicable benchmark interest rates would increase the cost of servicing the debt in the future and could materially and adversely affect Rentokil Initial’s results of operations, financial condition, liquidity and cash flows. In addition, if Rentokil Initial refinances its indebtedness and interest rates increase between the time an existing financing arrangement was consummated and the time such financing arrangement is refinanced, the cost of servicing debt would increase, which could have a material adverse effect on Rentokil Initial’s business, results of operations, financial condition and/or prospects.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains forward-looking statements as that term is defined in Section 27A of the U.S. Securities Act, and Section 21E of the U.S. Exchange Act, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Rentokil Initial and Terminix can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include:
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a condition to the closing of the transaction may not be satisfied;

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the occurrence of any event that can give rise to termination of the transaction;

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Rentokil Initial may be unable to achieve the synergies and value creation contemplated by the transaction;

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Rentokil Initial may be unable to promptly and effectively integrate Terminix’s businesses;

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management’s time and attention may be diverted on transaction related issues;

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disruption from the transaction may make it more difficult to maintain business, contractual and operational relationships;

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the credit ratings of Rentokil Initial may decline following the transaction;

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legal proceedings may be instituted against Terminix or Rentokil Initial;

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Terminix or Rentokil Initial may be unable to retain or hire key personnel;

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the announcement or the consummation of the proposed acquisition may have a negative effect on the market price of the capital stock of Terminix or Rentokil Initial or on Terminix’s or Rentokil Initial’s operating results;

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evolving legal, regulatory and tax regimes;

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changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, such as natural and man-made disasters, civil unrest, pandemics (e.g., the COVID-19 (coronavirus) pandemic), the ongoing conflict in Ukraine and subsequent institution and extension of sanctions against various Russian organisations, companies and individuals, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. or UK administration;

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the ability of Rentokil Initial or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict (e.g., the Ukraine conflict), pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 (coronavirus) pandemic;

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the impact of public health crises, such as pandemics (including the COVID-19 (coronavirus) pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies;

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actions by third parties, including government agencies;

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the risk that disruptions from the transaction will harm Rentokil Initial’s or Terminix’s business, including current plans and operations;

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certain restrictions during the pendency of the acquisition that may impact Rentokil Initial’s or Terminix’s ability to pursue certain business opportunities or strategic transactions;

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Rentokil Initial’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the transaction;

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risks relating to Rentokil Initial becoming subject to, and complying with, U.S. regulations, which are different from the regulations to which Rentokil Initial is currently subject;

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the ability of Rentokil Initial, as a foreign private issuer, to file less information with the SEC than issuers that are not foreign private issuers;

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the possibility that holders of Rentokil Initial ADSs in the U.S. may not be able to enforce civil liabilities against Rentokil Initial, Rentokil Initial officers and members of the Rentokil Initial board of directors;

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limited recourse for holders of Rentokil Initial ADSs if Rentokil Initial or the depositary bank fails to meet its obligations under the deposit agreement;

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fluctuations in currency exchange rates;

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the risks and uncertainties discussed in the “Risks and Uncertainties” section in Rentokil Initial’s reports available on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism; and

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the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in Terminix’s reports filed with the SEC.

These risks, as well as other risks associated with the transaction, are more fully discussed in this proxy statement/prospectus and will be more fully discussed in Rentokil Initial’s combined prospectus and shareholder circular. While the list of factors presented here is, and the list of factors to be presented in Rentokil Initial’s combined prospectus and shareholder circular will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Rentokil Initial and Terminix caution you not to place undue reliance on any forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, Rentokil Initial’s or Terminix’s actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which Rentokil Initial and Terminix operate, may differ materially from those made in or suggested by the forward-looking statements contained in this proxy statement/prospectus. Except as required by law, neither Rentokil Initial nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.
For additional information about factors that could cause Rentokil Initial’s and Terminix’s results to differ materially from those described in the forward-looking statements, please see the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 37 as well as in the reports that Terminix has filed with the SEC described in the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 328.
All written or oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Rentokil Initial, Terminix or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

COMPARATIVE PER SHARE MARKET PRICE
Rentokil Initial ordinary shares are traded on the LSE under the trading symbol “RTO.” Terminix common stock is listed on the NYSE under the trading symbol “TMX.”
The following table sets forth the closing prices for Rentokil Initial ordinary shares and Terminix common stock on the LSE and the NYSE, respectively, as of December 13, 2021, the last trading day of Rentokil Initial ordinary shares and Terminix common stock prior to Rentokil Initial’s and Terminix’s announcement of their entry into the merger agreement. The table also shows the implied value of the merger consideration for each share of Terminix common stock as of the same date, calculated as the sum of (i) $11.00, the per share cash amount and (ii) the product of (w) 1.0619, the exchange ratio, (x) 5, the number of Rentokil Initial ordinary shares represented by each Rentokil Initial ADS, (y) Rentokil Initial’s five-day average daily volume weighted share price and (z) the five-day average of the Sterling-U.S. Dollar exchange rate, in the case of (y) and (z), over the period spanning December 6, 2021 to December 10, 2021, inclusive.
	Rentokil Initial Ordinary Shares	Terminix Common Stock	Implied Per Share Value of Merger Consideration
December 13, 2021	£6.24	$37.41	$55.00
The market prices of Rentokil Initial ordinary shares and shares of Terminix common stock and the Sterling-U.S. Dollar exchange rate have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Terminix special meeting and completion of the transaction, and the market price of Rentokil Initial ordinary shares (and therefore Rentokil Initial ADSs) and the Sterling-U.S. Dollar exchange rate will continue to fluctuate after completion of the transaction. No assurance can be given concerning the market prices of Rentokil Initial ordinary shares and shares of Terminix common stock and the Sterling-U.S. Dollar exchange rate before completion of the transaction or Rentokil Initial ordinary shares (and therefore Rentokil Initial ADSs) and the Sterling-U.S. Dollar exchange rate after completion of the transaction. The exchange ratio and per share cash amount are both fixed in the merger agreement, but the market price of the Rentokil Initial ordinary shares (and therefore the value of the merger consideration when received by Terminix stockholders) upon completion of the transaction could be greater than, less than or the same as shown in the table above. Accordingly, Terminix stockholders are advised to obtain current market quotations for Rentokil Initial ordinary shares and shares of Terminix common stock when considering whether to vote for adoption of the merger agreement.

THE TERMINIX SPECIAL MEETING
This proxy statement/prospectus is being provided to Terminix stockholders in connection with the solicitation of proxies by the Terminix board of directors for use at the Terminix special meeting and at any adjournments or postponements of the Terminix special meeting. Terminix stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this document, for more detailed information regarding the merger agreement and the transactions contemplated by the merger agreement.
Date, Time and Place of the Terminix Special Meeting
The Terminix special meeting is scheduled to be held virtually via the Internet on October 6, 2022, beginning at 8:30 a.m., Eastern Time, unless postponed to a later date.
Terminix has elected to hold the Terminix special meeting solely by means of remote communication (via the Internet). The Terminix special meeting will be held solely via live webcast and there will not be a physical meeting location. Terminix stockholders will be able to attend the Terminix special meeting online and vote their shares electronically by visiting www.virtualshareholdermeeting.com/TMX2022SM (which we refer to as the “special meeting website”). Terminix stockholders will need the 16-digit control number found on their proxy card in order to access the special meeting website.
Terminix will entertain questions at the Terminix special meeting in accordance with the rules of conduct for the meeting to the extent that the question posed by a stockholder is relevant to the Terminix special meeting and the proposals presented. Any questions or comments that are unrelated to the business of the Terminix special meeting will not be addressed at the meeting.
Matters to Be Considered at the Terminix Special Meeting
The purpose of the Terminix special meeting is to consider and vote on each of the following proposals, each of which is further described in this proxy statement/prospectus:
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Proposal 1: Adoption of the Merger Agreement.   To consider and vote on the merger proposal; and

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Proposal 2: Approval, on an Advisory (Non-Binding) Basis, of Certain Merger-Related Compensatory Arrangements with Terminix’s Named Executive Officers.   To consider and vote on the compensation proposal.

Recommendation of the Terminix Board of Directors
The Terminix board of directors unanimously recommends that Terminix stockholders vote:
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Proposal 1: “FOR” the merger proposal; and

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Proposal 2: “FOR” the compensation proposal.

After careful consideration, the Terminix board of directors unanimously (1) determined that the merger agreement and the transactions contemplated by the merger agreement, including the transaction, are fair to, and in the best interests of, Terminix and its stockholders; (2) approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the transaction; (3) directed that the adoption of the merger agreement be submitted to a vote at a meeting of the Terminix stockholders; and (4) resolved to recommend adoption of the merger agreement by the Terminix stockholders.
See also the section of this proxy statement/prospectus entitled “The Merger Proposal — Recommendation of the Terminix Board of Directors; Terminix’s Reasons for the Transaction” beginning on page 82.
Record Date for the Terminix Special Meeting and Voting Rights
The record date to determine stockholders who are entitled to receive notice of and to vote at the Terminix special meeting or any adjournments or postponements thereof is September 6, 2022. As of the close of business on the record date, there were 121,606,696 shares of Terminix common stock issued and outstanding and entitled to vote at the Terminix special meeting.

Each Terminix stockholder is entitled to one vote for each share of Terminix common stock such holder owned of record at the close of business on the record date with respect to each matter properly brought before the Terminix special meeting. Only Terminix stockholders of record at the close of business on the record date are entitled to receive notice of and to vote at the Terminix special meeting and any and all adjournments or postponements thereof.
Quorum; Abstentions and Broker Non-Votes
A quorum of Terminix stockholders is necessary to conduct the Terminix special meeting. A quorum is the presence in person (including virtually via the Internet) or by proxy of the holders of record of a majority of the Terminix common stock entitled to vote at the Terminix special meeting. Shares of Terminix common stock represented at the Terminix special meeting by attendance via the special meeting website or by proxy and entitled to vote, but not voted, including shares for which a stockholder directs an “abstention” from voting, will be counted for purposes of determining a quorum. However, because all of the proposals for consideration at the Terminix special meeting are considered “non-routine” matters under the NYSE rules (as described below), shares held in “street name” will not be counted as present for the purpose of determining the existence of a quorum unless the stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals before the Terminix special meeting. If a quorum is not present at the Terminix special meeting or if there are otherwise not sufficient votes at the time of the Terminix special meeting to approve the merger proposal, the chairman of the Terminix special meeting may adjourn the meeting (for additional information, see the section of this proxy statement/prospectus entitled “The Terminix Special Meeting — Adjournments” beginning on page 71).
Under the NYSE rules, banks, brokers or other nominees who hold shares in “street name” on behalf of the beneficial owner of such shares have the authority to vote such shares in their discretion on certain “routine” proposals when they have not received voting instructions from the beneficial owners. However, banks, brokers or other nominees are not allowed to exercise their voting discretion with respect to matters that, under the NYSE rules, as applicable, are “non-routine.” This can result in a “broker non-vote,” which occurs on an item when (1) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other “non-routine” proposals without instructions from the beneficial owner of the shares and (2) the beneficial owner fails to provide the bank, broker or other nominee with voting instructions on a “non-routine” matter. All of the proposals before the Terminix special meeting are considered “non-routine” matters under the NYSE rules, and banks, brokers or other nominees will not have discretionary authority to vote on any matter before the meeting. As a result, Terminix does not expect any broker non-votes at the Terminix special meeting, and if you hold your shares of Terminix common stock in “street name,” your shares will not be represented and will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in accordance with the voting instructions provided by your bank, broker or other nominee. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote. Brokers will not be able to vote on any of the proposals before the Terminix special meeting unless they have received voting instructions from the beneficial owners.
Required Votes
The vote required to approve each of the proposals listed below assumes the presence of a quorum at the Terminix special meeting. As described above, Terminix does not expect there to be any broker non-votes at the Terminix special meeting.

Proposal	Required Vote	Effect of Certain Actions
Proposal 1: Merger Proposal	Approval requires the affirmative vote of at least a majority of the outstanding shares of Terminix common stock entitled to vote on the merger proposal.	Shares of Terminix common stock not present at the Terminix special meeting, shares that are present and not voted on the merger proposal, including due to the failure of any Terminix stockholder who holds their shares in “street name” through a bank, broker or other nominee to give voting instructions to such bank, broker or other nominee with respect to the merger proposal, and abstentions will have the same effect as a vote “AGAINST” the merger proposal.
Proposal 2: Compensation Proposal	Approval requires the affirmative vote of the holders of at least a majority in voting power of the outstanding shares of stock present in person (including virtually via the Internet) or represented by proxy at the Terminix special meeting and entitled to vote on the subject matter in question.	The failure of any shares present or represented at the Terminix special meeting and entitled to vote on the proposal to vote will have the same effect as a vote “AGAINST” the compensation proposal (which is subject to a non-binding advisory vote of Terminix stockholders). A broker non-vote or the failure to return or submit a proxy and to attend the Terminix special meeting will have no effect on the compensation proposal (assuming a quorum is present).
Vote of Terminix’s Directors and Executive Officers
As of August 15, 2022, the latest practicable date prior to the date of this proxy statement/prospectus, Terminix directors and executive officers, and their affiliates, as a group, owned and were entitled to vote less than 1% of the total outstanding shares of Terminix common stock. Although no Terminix director or executive officer has entered into any agreement obligating them to do so, Terminix currently expects that all of its directors and executive officers will vote their shares “FOR” the merger proposal and “FOR” the compensation proposal. See the section of this proxy statement/prospectus entitled “The Merger Proposal — Interests of Terminix’s Directors and Executive Officers in The Transaction” beginning on page 105 and the arrangements described in Part III of Terminix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and Terminix’s Definitive Proxy Statement on Schedule 14A for Terminix’s 2022 annual meeting of stockholders filed with the SEC on April 8, 2022, both of which are incorporated into this proxy statement/prospectus by reference.
Methods of Voting
Registered Stockholders
If you are a stockholder of record, you may vote at the Terminix special meeting by proxy through the Internet, by telephone or by mail, or by attending the Terminix special meeting and voting via the special meeting website, as described below.
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By Internet:   By visiting the Internet address provided on the proxy card and following the instructions provided on your proxy card.

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By Telephone:   By calling the number located on the proxy card and following the recorded instructions.

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By Mail:   If you have received a paper copy of the proxy materials by mail, you may complete, sign, date and return by mail the enclosed proxy card in the envelope provided to you with your proxy materials.

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Via the Special Meeting Website:   All stockholders of record may vote at the Terminix special meeting by attending the meeting via the special meeting website. Stockholders who plan to attend the Terminix special meeting will need the 16-digit control number included on their proxy card in order to access the special meeting website and to attend and vote thereat.

Unless revoked, all duly executed proxies representing shares of Terminix common stock entitled to vote will be voted at the Terminix special meeting and, where a choice has been specified on the proxy card, will be voted in accordance with such specification. If you submit an executed proxy without providing instructions with respect to any proposal, then the Terminix officers identified on the proxy will vote your shares consistent with the recommendation of the Terminix board of directors on such proposal. If you are a stockholder of record, proxies submitted over the Internet or by telephone as described above must be received by 11:59 p.m., Eastern Time, on October 5, 2022. To reduce administrative costs and help the environment by conserving natural resources, Terminix asks that you vote through the Internet or by telephone.
By executing and delivering a proxy in connection with the Terminix special meeting, you designate certain Terminix officers identified therein as your proxies at the Terminix special meeting. If you deliver an executed proxy, but do not specify a choice with respect to any proposal properly brought before the Terminix special meeting, such proxies will vote your underlying shares of Terminix common stock on such uninstructed proposal in accordance with the recommendation of the Terminix board of directors. Terminix does not expect that any matter other than the proposals listed above will be brought before the Terminix special meeting and the Terminix bylaws provide that, except as otherwise required by law, the only business that may be conducted at the Terminix special meeting are those proposals brought before the meeting by or at the direction of the Terminix board of directors.
Beneficial (Street Name) Stockholders
If you hold your shares through a bank, broker or other nominee in “street name” instead of as a registered holder, you must follow the voting instructions provided by your bank, broker or other nominee in order to vote your shares. Your voting instructions must be received by your bank, broker or other nominee prior to the deadline set forth in the information from your bank, broker or other nominee on how to submit voting instructions. If you do not provide voting instructions to your bank, broker or other nominee with respect to a proposal, your shares of Terminix common stock will not be voted on that proposal as your bank, broker or other nominee does not have discretionary authority to vote on any of the proposals to be voted on at the Terminix special meeting; see the section of this proxy statement/prospectus entitled “The Terminix Special Meeting — Quorum; Abstentions and Broker Non-Votes” beginning on page 67.
If you hold your shares through a bank, broker or other nominee in “street name” (instead of as a registered holder), you must obtain a specific control number from your bank, broker or other nominee in order to attend and vote at the Terminix special meeting via the special meeting website. For more information on how to attend the Terminix special meeting, see the section of this proxy statement/prospectus entitled “The Terminix Special Meeting — Attending the Terminix Special Meeting” beginning on page 70.
Revocability of Proxies
Any stockholder giving a proxy has the right to revoke it at any time before the proxy is voted at the Terminix special meeting. If you are a Terminix stockholder of record, you may revoke your proxy by any of the following actions:
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by voting again via the Internet or telephone as instructed on your proxy card before the closing of the voting facilities at 11:59 p.m., Eastern Time, on October 5, 2022;

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by sending a signed written notice of revocation to Terminix’s Corporate Secretary, provided such statement is received no later than October 5, 2022;

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by submitting a properly signed and dated proxy card with a later date that is received by Terminix no later than the close of business on October 5, 2022; or

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by attending the Terminix special meeting via the special meeting website and requesting that your proxy be revoked or voting via the website as described above.

Only your last submitted proxy card will be considered.
Execution or revocation of a proxy will not in any way affect a stockholder’s right to attend the Terminix special meeting and vote thereat.
Written notices of revocation and other communications with respect to the revocation of proxies should be addressed to:
Terminix Global Holdings, Inc.
150 Peabody Place
Memphis, Tennessee 38103
(901) 597-1400
Attn: Corporate Secretary
If your shares are held in “street name” and you previously provided voting instructions to your broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee to revoke or change your voting instructions. You may also change your vote by obtaining your specific control number and instructions from your bank, broker or other nominee and voting your shares at the Terminix special meeting via the special meeting website.
Proxy Solicitation Costs
Terminix is soliciting proxies to provide an opportunity to all Terminix stockholders to vote on agenda items at the Terminix special meeting, whether or not the stockholders are able to attend the Terminix special meeting or any adjournment or postponement thereof. Terminix will bear the entire cost of soliciting proxies from its stockholders. In addition to the solicitation of proxies by mail, Terminix will request that banks, brokers and other nominee record holders send proxies and proxy material to the beneficial owners of Terminix common stock and secure their voting instructions, if necessary. Terminix may be required to reimburse those banks, brokers and other nominees on request for their reasonable expenses in taking those actions.
Terminix has engaged Innisfree to assist in the solicitation of proxies for the Terminix special meeting. Terminix estimates that it will pay Innisfree a fee of approximately $25,000, plus reimbursement for certain out-of-pocket fees and expenses. Terminix has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). Proxies may be solicited on behalf of Terminix or by Terminix directors, officers and other employees in person, by mail, by telephone, by facsimile, by messenger, via the Internet or by other means of communication, including electronic communication. Directors, officers and employees of Terminix will not be paid any additional amounts for their services or solicitation in this regard.
Attending the Terminix Special Meeting
If you wish to attend the Terminix special meeting via the special meeting website, you must (1) be a stockholder of record of Terminix at the close of business on September 6, 2022 (the record date for the Terminix special meeting), (2) hold your shares of Terminix beneficially in the name of a broker, bank or other nominee as of the Terminix record date or (3) hold a valid proxy for the Terminix special meeting.
To enter the special meeting website and attend the Terminix special meeting, you will need the 16-digit control number located on your proxy card. If you hold your Terminix shares in street name beneficially through a broker, bank or other nominee and you wish to attend the Terminix special meeting via the special meeting website, you will need to obtain your specific control number and further instructions from your bank, broker or other nominee.

Even if you plan to attend the Terminix special meeting and vote via the special meeting website, Terminix still encourages you to vote in advance by the Internet, telephone or (if you received a paper copy of the proxy materials) by mail so that your vote will be counted in the event you later decide not to attend the Terminix special meeting via the special meeting website. Voting your proxy by the Internet, telephone or mail will not limit your right to vote at the Terminix special meeting via the special meeting website if you later decide to attend the Terminix special meeting.
Householding of Proxy Materials
The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies. Terminix and some brokers “household” proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or Terminix that they or Terminix will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares of Terminix common stock are held in a brokerage account, or Terminix if you hold shares of Terminix common stock directly in your name. You may contact Terminix by writing to Corporate Secretary, Terminix Global Holdings, Inc., 150 Peabody Place, Memphis, Tennessee 38103 or by calling (901) 597-1400.
Tabulation of Votes
The Terminix board of directors will appoint an independent inspector of election for the Terminix special meeting. The inspector of election will, among other matters, determine the number of shares of Terminix common stock represented at the Terminix special meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to Terminix stockholders at the Terminix special meeting.
Adjournments
If a quorum is not present at the Terminix special meeting or if there are otherwise not sufficient votes at the time of the Terminix special meeting to approve the merger proposal, the chairman of the Terminix special meeting may adjourn the meeting, without notice to the Terminix stockholders, if the place, if any, date and time (and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting) are announced at the meeting unless the adjournment is for more than 30 days or a new record date is fixed for the adjourned meeting after the adjournment, in which case notice of the adjourned meeting must be given in accordance with the Terminix bylaws to each Terminix stockholder of record entitled to vote at the adjourned meeting. At any subsequent reconvening of the Terminix special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the Terminix special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

Assistance
If you need assistance voting or in completing your proxy card or have questions regarding the Terminix special meeting, please contact Innisfree, Terminix’s proxy solicitor for the Terminix special meeting:
INNISFREE M&A INCORPORATED
501 Madison Avenue, 20th Floor
New York, NY 10022
Shareholders may call toll-free: (877) 456-3427
Banks and brokers may call collect: (212) 750-5833
TERMINIX STOCKHOLDERS SHOULD CAREFULLY READ THIS PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT AND THE TRANSACTION. IN PARTICULAR, TERMINIX STOCKHOLDERS ARE DIRECTED TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A HERETO.

THE MERGER PROPOSAL
This section of the proxy statement/prospectus describes the various aspects of the transaction and related matters. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus, including the full text of the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the transaction. In addition, important business and financial information about each of Terminix and Rentokil Initial is included in or incorporated by reference into this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 328.
This proxy statement/prospectus is being furnished to you as a stockholder of Terminix in connection with the solicitation of proxies by the Terminix board of directors for use at the Terminix special meeting. At the Terminix special meeting, Terminix is asking stockholders to consider and vote upon a proposal to adopt the merger agreement, pursuant to which (1) Merger Sub I will merge with and into Terminix with Terminix surviving the first merger as a wholly owned subsidiary of Bidco, and (2) immediately following the effective time of the first merger, Terminix will merge with and into Merger Sub II with Merger Sub II surviving the second merger as a direct wholly owned subsidiary of Bidco and an indirect wholly owned subsidiary of Rentokil Initial. Upon completion of the transaction, Terminix stockholders (other than holders of certain excluded shares) will be entitled to receive, at the election of the holders of such shares and subject to certain allocation and proration provisions of the merger agreement, either (1) a number of Rentokil Initial ADSs (each representing a beneficial interest in five Rentokil Initial ordinary shares) equal to (A) the exchange ratio plus (B) the quotient of the per share cash amount and the Rentokil Initial ADS price or (2) an amount in cash, without interest, and in U.S. dollars equal to (A) the per share cash amount plus (B) the product of the exchange ratio and the Rentokil Initial ADS price.
The Terminix board of directors, after careful consideration, unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the transaction, and determined that the merger agreement and the transactions contemplated by the merger agreement, including the transaction, are fair to and in the best interests of Terminix and its stockholders.
The Terminix board of directors accordingly unanimously recommends that Terminix stockholders vote to adopt the merger agreement. The transaction and a summary of the terms of the merger agreement are described in more detail in this section entitled “The Merger Proposal” beginning on page 73 and the section of this proxy statement/prospectus entitled “The Merger Agreement” beginning on page 131. Terminix stockholders are encouraged to read the full text of the merger agreement, which is attached as Annex A to this proxy statement/prospectus.
Approval of the merger proposal requires the affirmative vote of at least a majority of the outstanding shares of Terminix common stock entitled to vote on the proposal.
It is a condition to the completion of the transaction that Terminix stockholders approve the merger proposal. Shares of Terminix common stock not present at the Terminix special meeting via the special meeting website or represented by proxy, shares that are present and not voted on the merger proposal, including due to the failure of any Terminix stockholder who holds their shares in “street name” through a bank, broker or other nominee to give voting instructions to such bank, broker or other nominee with respect to the merger proposal, and abstentions will have the same effect as a vote “AGAINST” the merger proposal.
IF YOU ARE A TERMINIX STOCKHOLDER, THE TERMINIX BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE MERGER PROPOSAL (PROPOSAL 1)
Transaction Structure
The merger agreement provides that, subject to the terms and conditions of the merger agreement, at the first effective time, (1) Merger Sub I, a direct wholly owned subsidiary of Bidco, will merge with and into Terminix, with Terminix surviving as a wholly owned subsidiary of Bidco, and (2) immediately thereafter Terminix will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving company in the merger as a direct wholly owned subsidiary of Bidco and therefore an indirect wholly owned subsidiary of Rentokil Initial. The terms and conditions of the transaction are contained in the merger agreement, which is described in this proxy statement/prospectus and attached to this proxy statement/prospectus as Annex A. You are encouraged to read the merger agreement carefully, as it is the legal document that governs the transaction. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the transaction are qualified by reference to the merger agreement.
Merger Consideration
At the first effective time, by virtue of the first merger and without any action on the part of the parties to the merger agreement or any Terminix stockholder, each share of Terminix common stock (other than excluded shares) will be automatically converted into the right to receive, at the election of the holders of such shares, but subject to certain proration procedures, either (1) a number of Rentokil Initial ADSs (each representing a beneficial interest in five Rentokil Initial ordinary shares) equal to (A) the exchange ratio plus (B) the quotient of the per share cash amount and the Rentokil Initial ADS price or (2) an amount in cash, without interest, and in U.S. dollars equal to (A) the per share cash amount plus (B) the product of the exchange ratio and the Rentokil Initial ADS price. Any Terminix stockholder who does not make an election will be deemed to have made an election to receive the stock consideration.
The total number of Rentokil Initial ADSs to be issued and the aggregate amount of cash to be paid under the terms of the merger agreement will not vary as a result of individual election preferences. The Rentokil Initial ADSs issued in connection with the transaction will be listed on the NYSE and are expected to trade under the symbol “RTO.” Based on the number of shares of Terminix common stock and Rentokil Initial ordinary shares outstanding on August 31, 2022, immediately after completion of the transaction, we expect that former Terminix stockholders who receive Rentokil Initial ADSs in the transaction would own Rentokil Initial ADSs representing approximately 25.7% of the outstanding ordinary shares of Rentokil Initial, and Rentokil Initial shareholders immediately prior to the transaction would own approximately 74.3% of the outstanding ordinary shares of Rentokil Initial.
The value of the per share cash consideration and the value of the per share stock consideration as of the measurement day will be substantially the same. For example, as of July 15, 2022 (which date has been selected solely for illustrative purposes), Rentokil Initial’s volume weighted share price was £5.0825 (expressed in whole pounds sterling and pence, to four decimal places) and the spot Sterling-U.S. Dollar exchange rate was 1.1855. If such date were the measurement day, the Rentokil Initial ADS price would be $30.13 and, accordingly:
•
the per share cash consideration would be an amount in cash equal to $42.99 which is (A) $11.00, the per share cash amount, plus (B) $31.99, the product of 1.0619, the exchange ratio, and $30.13, the Rentokil Initial ADS price as of such date; and

•
the per share stock consideration would be a number of Rentokil Initial ADSs equal to 1.4270 (which have an approximate value as of such date of $42.99) which is (A) 1.0619, the exchange ratio, plus (B) 0.3651, the quotient of $11.00, the per share cash amount, and $30.13, the Rentokil Initial ADS price as of such date.

As a result, as of July 15, 2022, the implied value of each of the per share cash consideration and the per share stock consideration was approximately $42.99 per share of Terminix common stock. The consideration to be paid to Terminix stockholders is subject, pursuant to the terms of the merger agreement, to automatic adjustment and proration in the manner described in the section of this proxy statement/prospectus entitled “The Merger Agreement  — Merger Consideration” beginning on page 132 to ensure that the total amount of cash paid and the total number of Rentokil Initial ADSs issued in the transaction equal the aggregate amount agreed to in the merger agreement. For detailed illustrations of the potential allocation and proration of the merger consideration, see the section of this proxy statement/prospectus entitled “The Merger Agreement — Allocation of Merger Consideration and Illustrative Elections and Calculations” beginning on page 135.

The market value of the merger consideration to Terminix stockholders will fluctuate with the market price of Rentokil Initial ordinary shares and will not be known at the time that Terminix stockholders vote on the transaction. Based on Rentokil Initial’s five-day average daily volume weighted share price and the five-day average of the Sterling-U.S. Dollar exchange rate, in each case, over the period spanning December 6, 2021 to December 10, 2021, inclusive, the implied value of the merger consideration to Terminix stockholders was approximately $55.00 per share of Terminix common stock. As described in the prior paragraph, based on Rentokil Initial’s volume weighted average share price and the spot Sterling-U.S. Dollar exchange rate, in each case, as of July 15, 2022, the implied value of the merger consideration to Terminix stockholders was approximately $42.99 per share of Terminix common stock. To further demonstrate how the implied value of the merger consideration may fluctuate over time, we note that as of August 31, 2022 (the latest practicable date prior to the date of this proxy statement/prospectus), Rentokil Initial’s volume weighted share price was £5.2331 (expressed in whole pounds sterling and pence, to four decimal places) and the spot Sterling-U.S. Dollar exchange rate was 1.1638. If such date were the measurement day, the Rentokil Initial ADS price would be $30.45 and, accordingly:
•
the per share cash consideration would be an amount in cash equal to $43.33 which is (A) $11.00, the per share cash amount, plus (B) $32.33, the product of 1.0619, the exchange ratio, and $30.45, the Rentokil Initial ADS price as of such date; and

•
the per share stock consideration would be a number of Rentokil Initial ADSs equal to 1.4231 (which have an approximate value as of such date of $43.33) which is (A) 1.0619, the exchange ratio, plus (B) 0.3612, the quotient of $11.00, the per share cash amount, and $30.45, the Rentokil Initial ADS price as of such date.

As a result, as of August 31, 2022, the implied value of each of the per share cash consideration and the per share stock consideration was approximately $43.33 per share of Terminix common stock. The consideration to be paid to Terminix stockholders is subject, pursuant to the terms of the merger agreement, to automatic adjustment and proration in the manner described in the section of this proxy statement/prospectus entitled “The Merger Agreement — Merger Consideration” beginning on page 132 to ensure that the total amount of cash paid and the total number of Rentokil Initial ADSs issued in the transaction equal the aggregate amount agreed to in the merger agreement. For detailed illustrations of the potential allocation and proration of the merger consideration, see the section of this proxy statement/prospectus entitled “The Merger Agreement — Allocation of Merger Consideration and Illustrative Elections and Calculations” beginning on page 135.
The market price of Rentokil Initial ordinary shares and the implied value of the merger consideration, could be greater than, less than or the same as their market price or implied value, as applicable, on the date of this proxy statement/prospectus or the date of the Terminix special meeting. Accordingly, you should obtain current market quotations for Rentokil Initial ordinary shares and Terminix common stock before deciding how to vote with respect to the merger proposal. Rentokil Initial ordinary shares and Terminix common stock are traded on the LSE and the NYSE, under the symbols “RTO” and “TMX,” respectively. The price of Rentokil Initial ordinary shares is reported in pounds sterling.
Proration of the Merger Consideration
Pursuant to the terms of the merger agreement, if the stock consideration is oversubscribed, then each Terminix stockholder that either elected the stock consideration or failed to make a valid cash/stock election will receive a prorated number of Rentokil Initial ADSs and an amount in cash in U.S. dollars (without interest). Such cash amount will be equivalent to the value of the amount of stock consideration payable in excess of the prorated number of Rentokil Initial ADSs, with such stock consideration valued based on the volume weighted average price (in U.S. dollars) of Rentokil Initial ADSs (measured based on the volume weighted average price of Rentokil Initial ordinary shares multiplied by the number of Rentokil Initial ordinary shares underlying each Rentokil Initial ADS) for the measurement day.
Pursuant to the terms of the merger agreement, if the cash consideration is oversubscribed, then each Terminix stockholder that elected the cash consideration will receive a prorated amount in cash (without interest) in U.S. dollars (the “prorated cash amount”) and a number of Rentokil Initial ADSs with a value equivalent to the amount of cash consideration owed in excess of the prorated cash amount. Such Rentokil

Initial ADSs will be valued based on the volume weighted average price (in U.S. dollars) of Rentokil Initial ADSs (measured using the volume weighted average price of Rentokil Initial ordinary shares multiplied by the number of Rentokil Initial ordinary shares represented by each Rentokil Initial ADS) for the measurement day.
The calculation of the prorated merger consideration in the event of oversubscription of either the stock consideration or merger consideration is further discussed in the section of this proxy statement/prospectus entitled “The Merger Agreement — Merger Consideration” beginning on page 132. For detailed illustrations of the potential allocation and proration of the merger consideration, see the section of this proxy statement/prospectus entitled “The Merger Agreement — Allocation of Merger Consideration and Illustrative Elections and Calculations” beginning on page 135.
Cash/Stock Election
At least 20 business days prior to the anticipated closing date, the form of election will be mailed to all record holders of Terminix common stock as of September 6, 2022. The form of election will allow each Terminix stockholder to specify the number of shares of Terminix common stock with respect to which such holder elects to make a cash election or a stock election. The election must be made prior to the election deadline. The election deadline will be 5:00 p.m., New York City time, on the date that is three business days before the closing date. In connection with the anticipated completion of the transaction, the anticipated election deadline for Terminix stockholders to elect the form of merger consideration they desire to receive in the transaction has been set for 5:00 p.m. Eastern Time on October 6, 2022. If the closing date is delayed to a subsequent date, the election deadline will be similarly delayed to a subsequent date, and Rentokil Initial and Terminix will promptly announce any such delay and, when determined, the rescheduled election deadline.
To make a valid election, each record holder of Terminix common stock must submit a properly completed form of election so that it is actually received by the exchange agent at its designated office at or prior to the election deadline. A form of election must be properly completed and signed and accompanied by any additional documents required by the procedures set forth in the form of election. After a valid election as described in this paragraph has been made with respect to shares of Terminix common stock, no further registration of transfers of such shares can be made on the stock transfer books of Terminix, unless and until such election is properly revoked as described below.
Impact of Selling Terminix Common Stock as to Which a Cash/Stock Election Has Already Been Made
Terminix stockholders of record who have made a cash/stock election will be unable to sell or otherwise transfer their shares of Terminix common stock after making such election, unless the cash/stock election is properly revoked before such election deadline in accordance with the election procedures or unless the merger agreement is terminated pursuant to its terms.
Cash/Stock Election Revocation
Any record holder of Terminix common stock who has delivered a duly completed election form to the exchange agent may, at any time prior to the election deadline, revoke such stockholder’s cash/stock election by written notice received by the exchange agent prior to the election deadline. Terminix stockholders will not be entitled to revoke their cash/stock election following the election deadline, unless the merger agreement is thereafter terminated. As a result, Terminix stockholders who have made a cash/stock election will be unable to revoke such election or sell their shares of Terminix common stock during the period between the election deadline and the date of completion of the transaction or termination of the merger agreement.
Non-Electing Holders
Terminix stockholders who do not make a cash/stock election, whose election forms are not received by the exchange agent by the election deadline, or whose cash/stock election was not otherwise properly made in the determination of the exchange agent (or in the reasonable determination of Rentokil Initial, if the exchange agent declines to make such determination), in each case, are deemed to have elected to receive the stock consideration with respect to such holder’s shares of Terminix common stock.

Neither Rentokil Initial nor Terminix is making any recommendation as to whether Terminix stockholders should elect the cash consideration or stock consideration. You must make your own decision with respect to such election.
Background of the Transaction
As part of Terminix’s ongoing consideration and evaluation of its long-term strategic goals and plans, the Terminix board of directors and senior management periodically review, consider and assess Terminix’s operations and financial performance, as well as overall industry conditions, as they may affect those strategic goals and plans. These reviews have included, among other matters, the consideration of potential opportunities for business combinations, acquisitions, divestitures and other financial and strategic alternatives. Management also prepares a five-year strategy plan in the ordinary course (the “Terminix strategy plan”) to facilitate these reviews, which is periodically updated and reviewed with the Terminix board of directors, that reflects management’s financial and business outlook for Terminix over a five-year period.
In February and March of 2018, with the authorization of the Terminix board of directors and the assistance of Terminix’s financial advisors, including Lazard, and its outside counsel, Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), representatives of Terminix reached out to and met with representatives of Rentokil Initial on two separate occasions to discuss the possibility of a merger transaction between the parties, to be followed by a spin-off of the American Home Shield business to shareholders of both Terminix and Rentokil Initial. Preliminary discussions followed. On May 4, 2018, Terminix and Rentokil Initial entered into a mutual nondisclosure agreement containing customary standstill restrictions on both parties (which restrictions would terminate in the event the other party entered into a definitive agreement for a merger with a third party). These discussions terminated in June 2018 due to the fact that the parties could not reach a preliminary agreement on the basic terms of a transaction, including with respect to structure and valuation. Additionally, at that time, Terminix had substantially progressed the spin-off of its American Home Shield business, as an alternative value-creating transaction for Terminix stockholders. As a result, the parties did not exchange substantial due diligence information or otherwise advance negotiations on the financial, structural or other material terms and conditions of a transaction at that time, and Terminix decided to proceed with its previously announced spin-off of its American Home Shield business instead of further exploring a potential transaction with Rentokil Initial. Terminix and Rentokil Initial had no further discussions regarding a strategic combination of the two companies until October 2021. Prior to 2018, there were no preexisting business relationships or substantive discussions between the two companies relating to any potential transaction.
On October 1, 2018, Terminix completed the spin-off of its American Home Shield business. Thereafter, on October 1, 2020, Terminix completed the sale of its ServiceMaster Brands businesses to an affiliate of investment funds managed by Roark Capital Management LLC. These transactions enabled Terminix’s transition to a singularly focused pest management company, rather than a diversified services provider, and subsequently Rentokil Initial expressed renewed interest in a combination in October 2021.
On October 1, 2021, Andy Ransom, Rentokil Initial’s Chief Executive, separately contacted Naren K. Gursahaney, Chairman of the Terminix board of directors, and on October 4, 2021, Brett T. Ponton, Terminix’s Chief Executive Officer, to inquire as to whether Terminix would be amenable to discussing a potential strategic combination with Rentokil Initial. Mr. Ransom indicated that Rentokil Initial could be in a position to submit a formal proposal for a transaction in the coming weeks. The members of the Terminix board of directors were subsequently notified of the inquiry, and Terminix management contacted representatives of Lazard and Wachtell Lipton to discuss next steps.
On October 5, 2021, Messrs. Ransom and Ponton continued their discussion of a potential strategic combination of Terminix and Rentokil Initial. Later, on October 10, 2021, Mr. Ransom shared with Mr. Ponton a presentation providing an overview on Rentokil Initial, its business and other publicly available background information.
On October 11, 2021, the Terminix board of directors convened a meeting, together with members of management and representatives of Lazard and Wachtell Lipton. Representatives of Wachtell Lipton provided an overview of the Terminix board of directors’ duties with respect to the approach from Rentokil

Initial, and representatives of Lazard reviewed preliminary financial analyses regarding Terminix based on, among other factors, unaudited prospective Terminix financial information provided to Lazard on October 7, 2021 that Terminix management had prepared in the ordinary course as part of the Terminix strategy plan and that had been reviewed by the Terminix board of directors on September 1, 2021 (the “September 2021 Terminix management unaudited Terminix projections”), and preliminary financial analyses regarding Rentokil Initial. For more information regarding the September 2021 Terminix management unaudited Terminix projections, see the section of this proxy statement/prospectus entitled “The Merger Proposal — Certain Terminix Unaudited Prospective Financial Information,” beginning on page 100, and the table summarizing the September 2021 Terminix management unaudited Terminix projections beginning on page 103. The Terminix board of directors discussed a range of potential responses to Mr. Ransom’s inquiry, and instructed Mr. Ponton to contact Mr. Ransom to express Terminix’s willingness to consider a proposal for a transaction from Rentokil Initial if it valued Terminix appropriately and provided an acceptable level of certainty of completion. Mr. Ponton communicated the Terminix board’s message to Mr. Ransom, who stated his expectation that Rentokil Initial would submit a formal proposal in the coming weeks.
On October 13, 2021, Mr. Ponton, Robert Riesbeck, Terminix’s Chief Financial Officer, and Dion Persson, Senior Vice President, Strategy and Mergers and Acquisitions of Terminix, had a call with Mr. Ransom, Stuart Ingall-Tombs, Rentokil Initial’s Chief Financial Officer, and Chris Hunt, Rentokil Initial’s Group M&A Director, to convey their interest in a potential transaction at an appropriate valuation and to discuss Rentokil Initial’s view of the strategic benefits of a combination of the two companies’ businesses, which benefits included Rentokil Initial’s views that a transaction would have compelling industrial logic as the combined company would have a complementary residential and commercial pest services business and a leading global footprint with strong route-density and a large customer base, and Rentokil Initial’s views that a transaction would be highly synergistic, including with respect to operating costs, technology, corporate and administrative matters, and procurement. Later, on October 13, 2021, Mr. Ransom shared with Mr. Ponton a presentation summarizing Rentokil Initial’s view of such strategic benefits.
On October 14, 2021, the Terminix board of directors met with members of management and representatives of Lazard and Wachtell Lipton. An update was provided regarding Mr. Ponton’s conversation with Mr. Ransom. Representatives of Lazard then reviewed with the board a list of potential counterparties that could be interested in pursuing a strategic transaction with Terminix, including an industry participant (“Party A”) and two private equity firms (“Party B” and “Party C”). The Terminix board of directors discussed various considerations associated with reaching out to, and pursuing a transaction with, these parties, in addition to continuing discussions with Rentokil Initial regarding a potential transaction.
On October 21, 2021, the Terminix board of directors, together with members of management and representatives of Lazard and Wachtell Lipton, held a meeting to further discuss the possibility of engaging with Rentokil Initial and other third parties regarding a potential transaction. Representatives of Lazard shared their preliminary perspectives on valuation and the financial aspects of a transaction with Rentokil Initial based on, among other factors, an assumed amount of $175 million of annual pre-tax cost synergies (sensitivity cases were included if estimated pre-tax cost synergies were increased or decreased by $25 million) and updated unaudited prospective Terminix financial information provided to Lazard on October 19, 2021 that Terminix management had prepared to reflect, among other factors, Terminix’s actual financial results for the period from July 1, 2021 through August 31, 2021 (the “October 2021 Terminix management unaudited Terminix projections”). For more information regarding the October 2021 Terminix management unaudited Terminix projections, see the section of this proxy statement/prospectus entitled “The Merger Proposal — Certain Terminix Unaudited Prospective Financial Information” beginning on page 100, and the table summarizing the October 2021 Terminix management unaudited Terminix projections beginning on page 103.
Representatives of Wachtell Lipton also discussed regulatory and other legal considerations pertinent to a potential strategic combination. The Terminix board of directors considered these perspectives along with the opportunities and risks associated with continuing to operate Terminix on a stand-alone basis and other strategic alternatives. The Terminix board of directors also considered the possibility of contacting other parties to ascertain their potential interest in a transaction with Terminix. These parties included Party

A, Party B and Party C, who, in the judgment of management and Lazard (after considering the landscape of potential financial and strategic parties, the likelihood of such parties’ interest in a potential transaction and the industry in which Terminix operates), were the most likely parties, other than Rentokil Initial, who could reasonably be expected to be interested in pursuing a transaction with Terminix, would not face significant execution risk in consummating a transaction of scale and in the industry in which Terminix operates, had sufficient expertise in the services industry such that a combination would make financial and strategic sense for both parties, and would not introduce significant leak risk. The Terminix board of directors then instructed management and representatives of Lazard to contact Party A, Party B and Party C to ascertain their potential interest in a transaction, while continuing to engage in discussions with representatives of Rentokil Initial. In light of the aforementioned considerations and the execution and leak risks associated with a broader outreach effort, the Terminix board of directors determined not to contact other parties at the time.
Shortly following the meeting, representatives of Lazard contacted representatives of Party A, Party B and Party C to inquire as to their potential interest in a strategic transaction with Terminix. Representatives of Party A and Party C expressed preliminary interest in a potential transaction, while Party B’s representatives indicated shortly afterwards that they did not believe that Party B could make a proposal that would be competitive on valuation and thus would not be interested in further exploring a transaction.
On October 29, 2021, Messrs. Ponton and Persson met with Mr. Ransom to discuss a potential transaction between Terminix and Rentokil Initial. Mr. Ransom orally conveyed the terms of a proposal by Rentokil Initial to acquire Terminix, a written copy of which was delivered to Messrs. Ponton and Persson after the conclusion of the meeting. The proposal contemplated an implied purchase price of $54.00 per share of Terminix common stock consisting of approximately 80% stock and 20% cash. The proposal also contemplated that Terminix stockholders could elect to receive all cash or all stock merger consideration, subject to proration in the event of oversubscription, and that the consummation of a transaction would not be subject to any financing contingency. In addition, Mr. Ransom raised the possibility that a member of the Terminix board of directors would be appointed to Rentokil Initial’s board of directors upon the closing of a transaction. On the same day, Terminix and Party C entered into a nondisclosure agreement containing customary standstill restrictions on Party C (which restrictions would terminate in the event Terminix entered into a definitive agreement for a merger with a third party).
On November 2, 2021, representatives of Party A contacted Lazard to indicate that, after further consideration of Party A’s strategic priorities and concerns over its ability to integrate the Terminix business in light of those priorities, Party A was not interested in further exploring a potential strategic transaction with Terminix. Shortly thereafter, the Terminix board of directors met with members of management and representatives of Lazard and Wachtell Lipton. The Lazard representatives provided an overview of the terms of Rentokil Initial’s proposal as well as an update on the status of Terminix’s outreach efforts to Party A, Party B and Party C. The Terminix board of directors then instructed management and Lazard to communicate to Rentokil Initial that the board appreciated the seriousness of Rentokil Initial’s proposal but was keenly focused on deal certainty, upfront price and overall value creation for Terminix stockholders, and that Terminix would be willing to share certain due diligence materials, subject to the execution of a mutually acceptable confidentiality agreement, to enable Rentokil Initial to refine its assessment of the potential value of a combination. Mr. Ponton subsequently contacted Mr. Ransom to convey the board’s message. The Terminix board of directors also authorized management to continue outreach efforts with Party C.
On November 5, 2021, Terminix and Rentokil Initial entered into a mutual nondisclosure agreement superseding (and which was substantially similar to) the nondisclosure agreement previously agreed to by the parties on May 4, 2018. Shortly thereafter, representatives of Rentokil Initial began submitting due diligence requests and, on November 9, 2021, the Terminix board of directors held a meeting at which representatives of Lazard reported on the process for addressing these requests. In the following weeks through December 8, 2021, and with the authorization of the Terminix board of directors, representatives of Terminix provided Rentokil Initial with access to a virtual data room, hosted diligence sessions for the benefit of Rentokil Initial and responded to numerous diligence requests and questions. Representatives of Rentokil Initial also provided Terminix with access to a virtual data room containing various due diligence materials and hosted due diligence sessions with representatives of Lazard and members of Terminix management, including a discussion between representatives of Lazard and Rentokil Initial’s financial advisers, Barclays and Goldman Sachs International, regarding Wall Street research analyst financial forecasts and consensus estimates relating to Rentokil Initial.
On November 10, 2021, Mr. Ponton along with other members of Terminix management hosted a management presentation for the benefit of Party C at which they reviewed Terminix’s corporate strategy and business and financial performance and addressed questions from representatives of Party C. Representatives of Terminix also made due diligence materials available to representatives of Party C.
On November 16, 2021, the Terminix board of directors met to discuss the status of Terminix’s ongoing due diligence discussions and workstreams, as well as an illustrative timetable for negotiating transaction documents and announcing a transaction.
On November 18, 2021, representatives of Party C contacted Lazard to express that Party C was no longer interested in pursuing a potential transaction with Terminix in light of concerns over execution risk and its ability to make a proposal that would be competitive on valuation.
On November 19, 2021, representatives of Davis Polk & Wardwell LLP (“Davis Polk”), Rentokil Initial’s legal counsel, circulated a draft merger agreement to representatives of Wachtell Lipton. The draft reflected the transaction and purchase price structure contemplated by Rentokil Initial’s October 29th proposal and included, among other terms, a “fiduciary out” provision that would permit the board of directors of either party to change its recommendation in the event such party received an alternative acquisition proposal from a third party under certain circumstances, but without providing a right of either party to terminate the agreement to enter into an alternative acquisition proposal, and also provided for an unspecified termination fee amount payable by each party in the event of a change of recommendation or, in the case of Terminix, if Terminix entered into a definitive agreement with a third party within 12 months following the termination of the agreement in certain circumstances. The draft merger agreement also contemplated that one member of the Terminix board of directors (to be designated by Rentokil Initial) would be appointed to Rentokil Initial’s board of directors upon the closing of a transaction. The draft agreement noted that the terms of the parties’ respective obligations to obtain any regulatory approvals required for the consummation of a transaction would be determined at a later time following further analysis and discussion.
On November 23, 2021, the Terminix board of directors convened a meeting, together with members of management and representatives from Lazard and Wachtell Lipton. Management and representatives of Lazard provided an update regarding the status of Terminix’s ongoing discussions with Rentokil Initial and outreach efforts to Party C. Representatives of Wachtell Lipton reviewed with the Terminix board of directors the terms of the draft merger agreement provided by Davis Polk. The Terminix board of directors discussed, among other things, the regulatory processes associated with a strategic combination and the merger agreement’s provisions addressing deal certainty. The Terminix board of directors was of the view that, while Rentokil Initial’s proposal was attractive from a financial perspective, management should seek to further improve the financial and other terms of the transaction. After consideration of the feedback from Party A, Party B and Party C and the aforementioned execution and leak risks associated with a broader outreach effort, the Terminix board of directors decided not to contact any other parties with respect to a transaction and directed management, in consultation with Lazard and Wachtell Lipton, to continue discussions with Rentokil Initial to determine if the parties could reach agreement on mutually acceptable terms.
Through the subsequent two weeks, members of management and representatives of Lazard and Wachtell Lipton participated in multiple telephonic and in-person discussions with their respective counterparts at Rentokil Initial and its legal and financial advisors regarding the open financial and legal points between the parties. In addition, further revised drafts of the merger agreement were exchanged between Wachtell Lipton and Davis Polk, which reflected a number of changes to the terms proposed in the draft merger agreement circulated by Davis Polk on November 19, 2021, including the addition of a right by Terminix to terminate the merger agreement in the event it received an alternative acquisition proposal from a third party under certain circumstances. The parties also discussed the regulatory processes associated with a strategic combination and the merger agreement provisions addressing deal certainty. Members of Terminix management, directly and through representatives of Wachtell Lipton, proposed to Rentokil Initial a “hell or high water” framework under which the parties would be required to take any and all actions necessary to obtain any regulatory approvals required to consummate the transaction, including any divestitures of businesses, assets, properties or product lines of Terminix or Rentokil Initial. Representatives of Rentokil Initial conveyed that Rentokil Initial was not prepared to agree to such an uncapped obligation.
On December 2, 2021, the Terminix board of directors met with members of management and representatives from Lazard and Wachtell Lipton to discuss the status of negotiations with Rentokil Initial. Management discussed the possibility of reaching out to Rentokil Initial to request that it increase its contemplated implied purchase price (in light of the increase in the market price of Rentokil Initial ordinary shares and the decrease in the market price of Terminix common stock that had taken place since Rentokil Initial’s October 29th proposal) and accept certain enhanced obligations to obtain any regulatory clearance required to effect the consummation of a transaction. The Terminix board of directors considered these perspectives and directed management, together with Lazard and Wachtell Lipton, to seek the enhancements discussed by management. Thereafter, members of management and representatives of Lazard and Wachtell Lipton engaged in further discussions with representatives of Rentokil Initial and its legal and financial advisors.
As an outcome of these discussions, representatives of Rentokil Initial agreed to increase the implied purchase price to $55.00 per share of Terminix common stock (consisting of approximately 80% stock and 20% cash based on the price of Rentokil Initial ordinary shares at announcement) and to pay a termination fee to Terminix in the event a governmental authority entered an order relating to antitrust laws prohibiting the transaction or the parties failed to obtain required regulatory approvals under certain circumstances. The only implied purchase prices formally offered by Rentokil Initial and reviewed by the Terminix board of directors were the implied purchase price of $54.00 per share in its proposal of October 29, 2021 and thereafter the implied purchase price of $55.00 per share in its proposal of December 2, 2021. The increase came after discussions between the parties regarding several factors, including, among other things, negotiation of the regulatory efforts covenant in the merger agreement and the fact that $54.00 per share was less than Terminix’s 52-week trading high of $55.00. After several rounds of discussions, Rentokil Initial representatives agreed to divestitures of businesses, assets, properties or product lines so long as they did not, in the aggregate, generate total revenues in excess of 12.8% of Terminix’s total revenues in the calendar year 2020.
A regular meeting of the Terminix board of directors was held on December 6, 2021, at which members of management and representatives of Lazard and Wachtell Lipton updated the board as to their recent discussions with representatives of Rentokil Initial. The Terminix board of directors discussed, among other things, the limitations proposed by Rentokil Initial on its obligation to undertake divestitures or other remedies required to obtain regulatory clearance, and after consideration of the potential implications for deal certainty as well as other potential risks and benefits of the transaction, the Terminix board of directors determined to accept Rentokil Initial’s proposed limitation and directed management and Terminix’s advisors to work with their counterparts at Rentokil Initial towards finalizing the terms of a transaction, with the goal of announcing a signed merger agreement on December 14, 2021.
Over the next several days, representatives of Wachtell Lipton and Davis Polk exchanged further revised drafts of the merger agreement to reflect these and other changes. On December 10, 2021, the Terminix board of directors met with members of management and representatives of Lazard and Wachtell Lipton to review the terms of the proposed merger agreement and to further discuss the potential risks and opportunities presented by the potential transaction. Representatives of Wachtell Lipton reviewed the fiduciary duties of the Terminix board of directors, and representatives of Lazard presented their financial analyses in respect of Terminix and Rentokil Initial and the financial aspects of a transaction based on, among other factors, further updated unaudited prospective Terminix financial information provided to Lazard on December 7, 2021 that Terminix management had prepared to reflect, among other factors, Terminix’s actual financial results for the period from September 1, 2021 through October 31, 2021 (the “December 2021 Terminix management unaudited Terminix projections”). For more information regarding the December 2021 Terminix management unaudited Terminix projections, see the section of this proxy statement/prospectus entitled “The Merger Proposal — Certain Terminix Unaudited Prospective Financial Information” beginning on page 100, and the table summarizing the December 2021 Terminix management unaudited Terminix projections beginning on page 104.

Based on direction from Terminix management, the Lazard financial analyses also included an assumed amount of $175 million of annual pre-tax cost synergies (the “Terminix management assumed cost synergies”), which Terminix management determined to be, at that time, an appropriate base case estimate for purposes of Lazard’s fairness opinion based on its analyses of the following categories of potential synergy sources and previous experience with mergers and acquisitions in the pest control industry, and which was within the range of annual pre-tax synergies previously presented to the Terminix board of directors in October 2021:
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Administrative Synergies: Approximately $108 million annual pre-tax synergies realizable via the elimination of overlapping administrative functions

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Field-related Synergies: Approximately $45 million annual pre-tax synergies realizable via the optimization of branches, route structures and distribution operations

•
Other Functional Cost Synergies: Approximately $21 million annual pre-tax synergies realizable via purchasing, marketing and outsourcing efficiencies and the optimization of call center operations

For more information regarding the Terminix management assumed cost synergies, see the section of this proxy statement/prospectus entitled “The Merger Proposal — Certain Terminix Unaudited Prospective Financial Information” beginning on page 100.
Following the meeting, representatives of Wachtell Lipton and Davis Polk continued to work towards finalizing the terms of the merger agreement.
On December 13, 2021, the Terminix board of directors re-convened to consider whether to approve the merger agreement. Representatives of Wachtell Lipton updated the Terminix board of directors regarding certain terms of the proposed merger agreement that had evolved since the board’s prior meeting. Members of Terminix management then shared and discussed with the Terminix board of directors a copy of a draft press release proposed by Rentokil Initial to announce the transaction and describe its strategic and financial rationales, including, among other things, Rentokil Initial’s estimate of annual pre-tax cost synergies of at least $150 million, which was described using many of the same categories and estimates of potential synergy sources set forth above with respect to Terminix’s estimate. Representatives of Lazard then reviewed Lazard’s financial analysis of the transaction and delivered its oral opinion, which was subsequently confirmed by delivery of a written opinion dated as of December 13, 2021, to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review described in such opinion, the merger consideration to be paid to holders of Terminix common stock (other than holders of certain excluded shares as described in the merger agreement) in the transaction was fair, from a financial point of view, to such holders. The Terminix board of directors unanimously approved and adopted the merger agreement and resolved to recommend that the stockholders of Terminix adopt the merger agreement. After the meeting, Terminix and Rentokil Initial executed the merger agreement and, on December 14, 2021, issued a joint press release announcing the parties’ entry into the merger agreement.
Recommendation of the Terminix Board of Directors; Terminix’s Reasons for the Transaction
At a special meeting held on December 13, 2021, the Terminix board of directors unanimously: (1) determined that the merger agreement and the transactions contemplated by the merger agreement (including the transaction) were fair to and in the best interests of Terminix and its stockholders; (2) approved, adopted and declared advisable the merger agreement and the transactions contemplated by the merger agreement (including the transaction); (3) recommended the adoption by Terminix’s stockholders of the merger agreement and the transactions contemplated by the merger agreement; and (4) directed that the merger agreement and the transactions contemplated by the merger agreement be submitted to a vote at a meeting of Terminix’s stockholders. Accordingly, the Terminix board of directors unanimously recommends that Terminix stockholders vote “FOR” the merger proposal.
In evaluating the proposed transaction, reaching its determinations and making its recommendations, the Terminix board of directors consulted with Terminix senior management and its outside legal and financial advisors, and considered a number of factors, including the following factors that weighed in favor of the transaction:
Strategic Considerations and Synergies
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that combined, the Terminix and Rentokil Initial businesses will become the leading global pest control company, with a customer base of approximately 4.9 million customers, approximately 56,000 colleagues globally and presence in 790 locations in over 88 countries;

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that the combination will create substantially increased scale in North America, which will enable further investments in people, service quality, innovation, digital technology and applications and sustainability, to meet the future needs of customers and colleagues;

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that the combination will create a company with an attractive financial profile (with estimated pro forma EBITDA margins, including run-rate synergies, and an estimated multi-year compound annual EBITDA growth rate superior to that of peers as well as Terminix and Rentokil Initial on a stand-alone basis), and significant synergy opportunities that may be realized by bringing together two complementary businesses with a strong operational and cultural fit, reducing costs, and driving operational efficiencies, as described in the section of this proxy statement/prospectus entitled “The Merger Proposal — Background of the Transaction” beginning on page 77, in particular the description of the Terminix management assumed cost synergies discussed on page 101, and that Terminix stockholders will be able to participate in such benefits as stockholders of the combined company;

•
that the combined company will have the scale, balance sheet strength, financial flexibility, and free cash flow to fund future growth, and improved ability to access the capital markets on more favorable terms, which will allow the combined company to be more competitive in capturing strategic opportunities;

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that the transaction is expected to be mid-teens percent accretive to Rentokil Initial’s earnings per share in the first full year following closing, as determined by calculating Rentokil Initial’s expected 2023 earnings per share following consummation of the transaction, accounting for the expected synergies and various transaction-related adjustments, and comparing the result to Rentokil Initial’s expected 2023 earnings per share absent consummation of the transaction, and that Terminix stockholders who receive Rentokil Initial ADSs will be able to participate in such benefits as stockholders of the combined company, subject to the risk factors discussed in the section of the proxy statement/prospectus entitled “Risk Factors” beginning on page 37, in particular the risk factor describing the risks relating to accretion and dilution discussed on page 41;

•
information and discussions with Terminix’s management, in consultation with Lazard, regarding Rentokil Initial’s business, results of operations, financial and market position, and Terminix management’s expectations concerning the combined company’s business, financial prospects and synergies, and historical and current trading prices of Rentokil Initial ordinary shares;

Attractive Value and Mix of Consideration
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the aggregate value and nature of the consideration to be received in the merger by Terminix stockholders, including:

•
that the merger consideration had an implied value per share of Terminix common stock of approximately $55.00, consisting of (i) the cash consideration of $11.00 per share of Terminix common stock and (ii) an implied value of the stock consideration of approximately $44.00 per share, which is calculated based on (x) an exchange ratio of 5.3094 shares of Rentokil Initial ordinary shares (in the form of 1.0619 Rentokil Initial ADS based on 5:1 ratio of Rentokil Initial ordinary shares to each Rentokil Initial ADS) for one share of Terminix common stock, (y) the average of the volume weighted average trading prices of Rentokil Initial ordinary shares on each of the five consecutive trading days ending on December 10, 2021 of £6.27 and (z) an exchange rate of 1 GBP to 1.3225 USD based on the average GBP to USD exchange rates on each of the five consecutive trading days ending on December 10, 2021, which represented a premium of approximately 47.0% to Terminix stockholders based on the closing price of Terminix common stock on December 13, 2021 and a premium of approximately 32.5% based on the 90-day volume weighted average share price of Terminix common stock as of the same date;
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that approximately 80% of the merger consideration consists of Rentokil Initial ADSs, which offers Terminix stockholders the opportunity, subject to proration, to participate in the future earnings, dividends and growth of the combined company, which the Terminix board of directors considers to be an attractive investment for the reasons discussed above in this section under “— Strategic Considerations and Synergies”;

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that approximately 20% of the merger consideration consists of cash, which provides certain electing Terminix stockholders with immediate liquidity, subject to proration, which consideration offered a premium valuation;

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that the stock/cash election mechanism in the merger agreement offers Terminix stockholders the opportunity to seek their preferred form of consideration, subject to proration, with an equalization mechanic intended to ensure that the value of each election choice will be substantially the same as of shortly prior to the consummation of the merger;

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that the first merger and the second merger, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, as more fully described in the section of this proxy statement/prospectus entitled “The Merger Proposal — Material U.S. Federal Income Tax Consequences” beginning on page 121;

Most Attractive Strategic Alternative
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the view of the Terminix board of directors that the proposed transaction with Rentokil Initial was the most attractive strategic alternative available to Terminix and its stockholders, including in comparison to the alternative of remaining independent and continuing to execute on Terminix’s long-term business strategy. In this regard, the Terminix board of directors considered:

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that, in an effort to determine its respective interest in engaging in a strategic transaction with Terminix, and at the direction of the Terminix board of directors, Lazard contacted an industry participant and two private equity firms that, in the judgment of management and Lazard, were the most likely parties, other than Rentokil Initial, who could reasonably be expected to be interested in pursuing a transaction with Terminix and would not face significant execution risk in consummating a transaction while also not otherwise introducing significant leak risk, and Terminix thereafter provided diligence information to one of these parties, but ultimately none of these parties determined to pursue a potential transaction with Terminix;

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its belief, based on positions taken by Rentokil Initial during negotiations and the significant premium relative to the stand-alone price of Terminix’s common stock, that the merger consideration was the maximum consideration that Rentokil Initial would be willing to offer;

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its belief that entering into the merger agreement with Rentokil Initial provided the best alternative for maximizing stockholder value reasonably available to Terminix and its stockholders, including when compared to continuing to operate on a stand-alone basis and taking into account certain risks associated with continuing to operate as a stand-alone company, including industry competition, challenges achieving growth objectives, ongoing labor shortages, and other risk factors set forth in the section entitled “Risk Factors” in Terminix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which is incorporated by reference into this proxy statement/prospectus, and other documents that are incorporated by reference into this proxy statement/prospectus. The limited interest shown by the potential alternative strategic and financial partners and their views on valuation further indicated to the Terminix board of directors the challenges inherent in, and time required, to create comparable shareholder value through the continued operation of Terminix on a stand-alone basis, and the relative attractiveness of the offer presented by Rentokil Initial;
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that Terminix stockholders would have the opportunity to participate in the long-term value-creation potential of Rentokil Initial after giving effect to the transaction;

Opinion of Terminix’s Financial Advisor
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the financial presentation by Lazard and the oral opinion of Lazard rendered to the Terminix board of directors, subsequently confirmed by delivery of a written opinion dated December 13, 2021, to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth in Lazard’s written opinion, the merger consideration to be paid to holders of Terminix common stock (other than holders of certain excluded shares as described in the merger agreement) in the transaction was fair, from a financial point of view, to such holders, as more fully described below under the section entitled “The Merger Proposal — Opinion of Terminix’s Financial Advisor” beginning on page 89;

Likelihood of Completion of the Transaction
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the likelihood that the transaction will be completed, based on, among other things, the limited closing conditions to the completion of the transaction, the absence of a financing condition or similar contingency that is based on Rentokil Initial’s ability to obtain financing and the commitment made by Rentokil Initial to take certain actions if required to obtain regulatory approvals, as further described in the section of this proxy statement/prospectus entitled “The Merger Proposal — Regulatory Approvals Required for the Transaction” beginning on page 112;

Favorable Terms of the Merger Agreement
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the ability of Terminix to, subject to specified limitations, respond to and engage in discussions regarding unsolicited third-party acquisition proposals under certain circumstances and, ultimately, to terminate the merger agreement in order to enter into a definitive agreement providing for a superior proposal to the merger with Rentokil Initial, subject to compliance with the procedural terms and conditions set forth in the merger agreement and the payment of a termination fee of $200 million, as further discussed in the section of this proxy statement/prospectus entitled “The Merger Agreement — Termination of the Merger Agreement” beginning on page 160;

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the terms of the merger agreement that restrict Rentokil Initial’s ability to solicit alternative business combination transactions and to provide information to, or engage in discussions with, a third party interested in pursuing an alternative business combination transaction with Rentokil Initial, as further discussed in the section of this proxy statement/prospectus entitled “The Merger Agreement — No Solicitation” beginning on page 150;

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the obligation of Rentokil Initial to pay Terminix by way of compensation a termination payment of $150 million upon termination of the merger agreement under specified circumstances, as further discussed in the section of this proxy statement/prospectus entitled “The Merger Agreement — Termination of the Merger Agreement” beginning on page 160;

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the obligation of Rentokil Initial to pay Terminix by way of compensation a termination payment of $50 million upon the termination of the merger agreement as a result of Rentokil Initial’s failure to obtain the requisite Rentokil Initial shareholder approval of the transaction contemplated by the merger agreement and other related matters;

Governance Matters
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the fact that, at the effective time of the first merger, one Terminix director will be appointed to the Rentokil Initial board of directors (to be mutually agreed by Terminix and Rentokil Initial prior to the closing), which will allow for oversight of and input into the strategy of the combined company;

The Terminix board of directors weighed these advantages and opportunities against a number of potentially negative factors in its deliberations concerning the merger agreement and the transaction, including:

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that the aggregate number of Rentokil Initial ADSs that would be issued in the transaction would not be adjusted to compensate for changes in the price of Rentokil Initial ordinary shares prior to the consummation of the transaction. The Terminix board of directors determined that the exchange ratio on the basis of which Rentokil Initial ADSs would be issued was appropriate and that the risks were acceptable in view of the relative historical trading values and financial performance of Terminix and Rentokil Initial;

•
the terms of the merger agreement that restrict Terminix’s ability to solicit alternative acquisition proposals and to provide information to, or engage in discussions with, a third party interested in pursuing an alternative acquisition proposal, as further discussed in the section of this proxy statement/prospectus entitled “The Merger Agreement — No Solicitation” beginning on page 150;

•
the potential for diversion of management attention and employee attrition due to the possible effects of the announcement and pendency of the transaction and the potential effects on customers and business relationships as a result of the transaction;

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the interim operating covenants in the merger agreement that restrict Terminix’s ability to operate its business and engage in strategic initiatives, and the amount of time it could take to complete the transaction, including the fact that completion of the transaction depends on factors outside of Terminix’s control, and that there can be no assurance that the conditions to the transaction will be satisfied even if the merger proposal is approved by Terminix stockholders;

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the possibility of non-consummation of the transaction, including due to a failure to obtain required regulatory clearance, and the potential consequences of non-consummation, including the potential negative impacts on Terminix, its business and the trading price of its shares of common stock;

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the difficulty and costs inherent in integrating large and diverse businesses and the risk that the potential synergies, dividend growth and other benefits expected to be obtained as a result of the transaction might not be fully or timely realized;

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the obligation of Terminix to pay Rentokil Initial by way of compensation a termination payment of $200 million upon termination of the merger agreement under specified circumstances;

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the obligation of Terminix to pay Rentokil Initial by way of compensation a termination payment of $50 million upon the termination of the merger agreement as a result of Terminix’s failure to obtain the requisite Terminix stockholder approval for the merger proposal; and

•
risks and other considerations of the type and nature described under the sections of this proxy statement/prospectus entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 37 and 63, respectively.

The Terminix board of directors considered the factors described above as a whole, including through engaging in discussions with Terminix senior management and Terminix’s outside legal and financial advisors. Based on this review and consideration, the Terminix board of directors unanimously concluded that these factors, on balance, supported a determination that the merger agreement and the transactions contemplated by the merger agreement, including the transaction, were advisable and in the best interests of Terminix stockholders, and to make its recommendation to Terminix stockholders that they vote to adopt the merger agreement.
In addition, the Terminix board of directors was aware of and considered the fact that Terminix’s directors and executive officers may have certain interests in the transaction that are different from, or in addition to, the interests of Terminix stockholders generally, including the treatment of equity awards held by such directors and executive officers in the transaction, as described in the section of this proxy statement/prospectus entitled “The Merger Proposal — Interests of Terminix’s Directors and Executive Officers in the Transaction” beginning on page 105.
The foregoing discussion of the information and factors that the Terminix board of directors considered is not, and is not intended to be, exhaustive. The Terminix board of directors collectively reached the conclusion to approve the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the transaction, in light of the various factors described above and other factors that the members of the Terminix board of directors believed appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the Terminix board of directors considered in connection with its evaluation of the transaction, the Terminix board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Terminix board of directors. In considering the factors discussed above, individual directors may have given different weights to different factors.
The foregoing discussion of the information and factors considered by the Terminix board of directors in approving the merger agreement is forward-looking in nature. This information should be read in light of the factors discussed in the section of this proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 63.
Rentokil Initial’s Reasons for the Transaction
The Rentokil Initial board of directors carefully evaluated the merger agreement and the transactions contemplated thereby and unanimously approved the terms of, and the transactions contemplated by, the merger agreement and unanimously resolved that the approval of the merger agreement and the transactions contemplated thereby (including the Rentokil Initial transaction-related proposals) be submitted for approval by the Rentokil Initial shareholders.
In the course of reaching its decision, the Rentokil Initial board of directors consulted with Rentokil Initial’s management and its financial and legal advisors and considered a number of factors, including the following factors that weighed in favor of the transaction (not necessarily in order of relative importance):
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Increased scale and leadership in the global pest control market.   The combined company will become the leading global pest control company, with a customer base of approximately 4.9 million customers and approximately 56,000 colleagues globally. The transaction will deliver a significantly enhanced network and improved route density, bringing the combined company closer to its customers, with its colleagues able to spend more time directly with customers and less time driving to and from customer visits.

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Substantially increased scale in North America, providing an enlarged platform for profitable growth.   The combined company will become the leading player in North America, the world’s largest pest control market (representing approximately 51% of the global market and estimated to be worth approximately US$11 billion). As such, North America is of significant strategic importance and focus for Rentokil Initial. It is a highly competitive and fragmented market comprising over 20,000 pest control companies. Commercial pest control comprises the largest segment in North America at approximately 45% of the market, with residential comprising approximately 35% and termites at approximately 20%. Rentokil Initial is currently a leading brand in commercial pest control, while Terminix is the most recognized brand for termite and residential pest control in the United States, undertaking approximately 50,000 customer visits each day from 380 locations across 45 states. Terminix generated pest control revenues of approximately US$2 billion for the year ended December 31, 2021. The combined company will become the leading global pest control company, which will include a leading brand for residential and termite pest control in North America, as well as the leading global brand in commercial pest control. Upon the completion of the transaction, approximately 60% of the combined company’s total revenues is expected to come from North America. The combined company will create additional scale, which will enable further investments in people, service quality, innovation, digital technology and applications and sustainability, to meet the future needs of customers and colleagues. Following the completion of the transaction, the combined company intends to open a new science and innovation center in the United States focused on termite and residential pest control.

•
A complementary and synergistic combination.   Rentokil Initial and Terminix have complementary service lines (combining Rentokil Initial’s expertise in commercial pest control globally with Terminix’s expertise in residential and termite pest control in North America). Rentokil Initial and Terminix’s geographic footprints in North America are also complementary, allowing greater route density to be achieved, and presenting further opportunities to enhance operational efficiency. Both Rentokil Initial and Terminix have similar operating models which will enable the effective sharing of best practices in the future. In addition, Rentokil Initial is a leader in innovation and digital technology, creating services and products which can be rolled out to Terminix’s approximately 2.9 million pest control customers. The combined company is expected to generate material annual pre-tax cost synergies of at least US$150 million (£113 million, assuming the Sterling-U.S. Dollar exchange rate as of December 10, 2021) by the third full year following the completion of the transaction, owing to greater footprint density, procurement leverage, property rationalization, duplicate administrative and overhead rationalization, marketing, sales effectiveness, head office synergies and financing. Both Rentokil Initial and Terminix have a strong track record of integrating acquisitions and are committed to creating a high-quality working environment with attractive opportunities for colleagues from both businesses to develop rewarding long-term careers in the combined company. It is expected that the combined company will be able to further differentiate itself from its competitors through its strong focus on people, customers and delivering products and services responsibly, and benefiting society and the environment by acting in a responsible manner.
•
An attractive financial profile.

•
The combined company will have an attractive financial profile, with the opportunity to increase the combined company’s net operating margins through cost reductions and operational efficiencies by approximately one percent in each of the three full calendar years following the completion of the transaction. A strong balance sheet will support growth through continued investments in people, innovation, digital technologies and sustainability, and through further M&A opportunities around the world.

•
The transaction will create a larger, highly diversified and more resilient business in the markets of pest control and hygiene and wellbeing. In the North America pest control market, the combined company’s business will be well balanced between residential and termite (expected to be approximately 60% of revenues) and commercial (expected to be approximately 40% of revenues) pest services. As of the end of Terminix’s fiscal year 2021, revenue from termite control is approximately 45% of Terminix’s residential revenues, and will become approximately 20% of the combined company’s North America pest business upon the completion of the transaction.

•
The combined company will also have a strong, complementary international hygiene and wellbeing business, with leading positions in 22 of its 65 markets. Revenues from Hygiene & Wellbeing are expected to form approximately 21% of total combined company revenues and the segment is expected to deliver 4% to 6% organic growth each year over the medium term from 2022.

The Rentokil Initial board of directors also considered a variety of uncertainties, risks and other potentially negative factors concerning the merger agreement and the transaction in connection with its deliberations, including:
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The difficulties and challenges inherent in completing the proposed transaction and integrating the businesses, operations and workforce of Terminix with those of Rentokil Initial and the potential risk that some or all of the expected benefits of the transaction may fail to materialize, or may not occur within the time periods anticipated;

•
The potential risk of diverting management and colleague attention and resources from the operation of Rentokil Initial’s business and towards the completion of the transaction;

•
The risk that certain key employees of Terminix may not choose to remain with the combined company following the closing;

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That Rentokil Initial would be required to pay to Terminix a termination fee of $150 million in the event the merger agreement were to be terminated in certain circumstances if the Rentokil Initial board of directors were to change its recommendation;

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The ability of the Terminix board of directors, subject to certain conditions, to terminate the merger agreement in order to enter into a definitive agreement providing for a superior proposal;

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The ability of the Terminix board of directors, subject to certain conditions, to change its recommendation supporting the merger if the Terminix board of directors were to determine that failure to take such action would reasonably be expected to be inconsistent with the Terminix board of directors’ fiduciary duties to its stockholders under applicable laws; and

•
The risks of the type and nature described under “Risk Factors,” and the matters described under “Cautionary Statement Regarding Forward-Looking Statements.”

The foregoing discussion of the information and factors that the Rentokil Initial board of directors considered is not, and is not intended to be, exhaustive. The Rentokil Initial board of directors collectively reached the conclusion to approve the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the transaction, in light of the various factors described above and other factors that the members of the Rentokil Initial board of directors believed appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the Rentokil Initial board of directors considered in connection with its evaluation of the transaction, the Rentokil Initial board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Rentokil Initial board of directors. In considering the factors discussed above, individual directors may have given different weights to different factors.
The foregoing discussion of the information and factors considered by the Rentokil Initial board of directors in approving the merger agreement is forward-looking in nature. This information should be read in light of the factors discussed in the section of this proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 63.
Opinion of Terminix’s Financial Advisor
Terminix has retained Lazard to act as its financial advisor in connection with the transaction. In connection with this engagement, Terminix requested that Lazard evaluate the fairness, from a financial point of view, to holders of Terminix common stock (other than holders of certain excluded shares as described in the merger agreement) of the merger consideration to be paid to such holders in the transaction.
On December 13, 2021, at a meeting of the Terminix board of directors held to evaluate the transaction, Lazard rendered to the Terminix board of directors an oral opinion, which was confirmed by delivery of a written opinion dated December 13, 2021, to the effect that, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken described in such opinion, the merger consideration to be paid to holders of Terminix common stock (other than holders of certain excluded shares as described in the merger agreement) in the transaction was fair, from a financial point of view, to such holders.
The full text of Lazard’s written opinion, dated December 13, 2021, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken, is attached as Annex B and is incorporated by reference in this document. The summary of the written opinion of Lazard, dated December 13, 2021, set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Lazard’s opinion attached as Annex B. Lazard’s opinion was for the benefit of the Terminix board of directors (in its capacity as such) and Lazard’s opinion was rendered to the Terminix board of directors in connection with its evaluation of the transaction and did not address any terms or other aspects (other than the merger consideration to the extent expressly specified in Lazard’s opinion) of the transaction. Lazard’s opinion did not address the relative merits of the transaction as compared to any other transaction or business strategy in which Terminix might engage or the merits of the underlying decision by Terminix to engage in the transaction. Lazard’s opinion is not intended to and does not constitute a recommendation to any Terminix stockholder as to how such stockholder should vote or act with respect to the transaction or any matter relating thereto.
In connection with its opinion, Lazard:

•
reviewed the financial terms and conditions of a draft, dated December 13, 2021, of the merger agreement;

•
reviewed certain publicly available historical business and financial information relating to Terminix and Rentokil Initial;

•
reviewed various financial forecasts and other data provided to Lazard by Terminix relating to the business of Terminix (which we refer to as the “Terminix management unaudited Terminix projections” and are set forth in the section titled “The Merger Proposal — Certain Terminix Unaudited Prospective Financial Information” beginning on page 100 of this proxy statement/prospectus), publicly available financial forecasts and other data relating to the business of Rentokil Initial and extrapolations thereto based on publicly available guidance from Rentokil Initial (which we refer to as the “Terminix management unaudited Rentokil Initial projections” and are set forth in the section titled “The Merger Proposal — Certain Terminix Unaudited Prospective Financial Information” beginning on page 100 of this proxy statement/prospectus) and the projected synergies and other benefits, including the amount and timing thereof, anticipated by the management of Terminix to be realized from the transaction;

•
held discussions with (x) members of the senior management of Terminix with respect to the businesses and prospects of Terminix and Rentokil Initial and the projected synergies and other benefits anticipated by the management of Terminix to be realized from the transaction and (y) representatives of Rentokil Initial with respect to the business and prospects of Rentokil Initial;

•
reviewed public information with respect to certain other companies in lines of business that Lazard believed to be generally relevant in evaluating the businesses of Terminix and Rentokil Initial, respectively;

•
reviewed the financial terms of certain business combinations involving companies in lines of business that Lazard believed to be generally relevant in evaluating the business of Terminix;

•
reviewed historical stock prices and trading volumes of Terminix common stock and Rentokil Initial ordinary shares;

•
reviewed the potential pro forma financial impact of the transaction on Rentokil Initial based on the financial forecasts referred to above relating to Terminix and Rentokil Initial; and

•
conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Terminix or Rentokil Initial or concerning the solvency or fair value of Terminix or Rentokil Initial, and Lazard was not furnished with any such valuation or appraisal. Lazard was not provided with, and did not have access to, financial forecasts relating to Rentokil Initial prepared by the management of Rentokil Initial. Accordingly, Lazard was advised by Terminix and assumed, with the consent of Terminix, that the Terminix management unaudited Rentokil Initial projections are a reasonable basis upon which to evaluate the future financial performance of Rentokil Initial and, at the direction of Terminix, Lazard relied on the Terminix management unaudited Rentokil Initial projections for purposes of Lazard’s financial analyses in connection with its opinion. With respect to the financial forecasts utilized in Lazard’s analyses, including those related to projected synergies and other benefits anticipated by the management of Terminix to be realized from the transaction, Lazard assumed, with the consent of Terminix, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Terminix and Rentokil Initial, respectively, and to such synergies and other benefits. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they are based, including with respect to the potential effects of the COVID-19 pandemic on such forecasts or assumptions.
Further, Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of its opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of its opinion. Lazard further noted that volatility and disruption in the credit and financial markets relating to, among others, the COVID-19 pandemic, may or may not have an effect on Terminix and Rentokil Initial and Lazard did not express any opinion as to the effects of such volatility or such disruption on Terminix or Rentokil Initial. Lazard did not express any opinion as to the prices at which shares of Terminix common stock, Rentokil Initial ADSs or Rentokil Initial ordinary shares may trade at any time subsequent to the announcement of the transaction. In connection with Lazard’s engagement, Lazard was authorized to solicit indications of interest regarding a potential transaction with Terminix from a limited number of third parties. In addition, Lazard’s opinion did not address the relative merits of the transaction as compared to any other transaction or business strategy in which Terminix might engage or the merits of the underlying decision by Terminix to engage in the transaction.
In rendering its opinion, Lazard assumed, with the consent of Terminix, that the transaction will be consummated on the terms described in the merger agreement, without any waiver or modification of any material terms or conditions. Representatives of Terminix advised Lazard, and Lazard assumed, that the merger agreement, when executed, would conform to the draft reviewed by Lazard in all material respects. Lazard also assumed, with the consent of Terminix, that obtaining the necessary governmental, regulatory or third-party approvals and consents for the transaction will not have an adverse effect on Terminix, Rentokil Initial or the transaction. Lazard further assumed, with the consent of Terminix, that the transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Lazard did not express any opinion as to any tax or other consequences that might result from the transaction, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Terminix obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the merger consideration to the extent expressly specified in Lazard’s opinion) of the transaction, including, without limitation, the form or structure of the transaction or any agreements or arrangements entered into in connection with, or contemplated by, the transaction. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the transaction, or class of such persons, relative to the merger consideration or otherwise.
Summary of the Financial Analyses of Terminix’s Financial Advisor
In preparing its opinion to the Terminix board of directors, Lazard performed a variety of financial and comparative analyses. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying Lazard’s opinion, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses. The preparation of a financial opinion or analysis is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion or analysis is not readily susceptible to summary description. In arriving at its opinion, Lazard considered the results of all of the analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any particular factor or method of analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. Accordingly, Lazard believes that its analyses and factors summarized below must be considered as a whole and in context. Lazard further believes that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses and factors, could create a misleading or incomplete view of the processes underlying its analyses and opinion.
In performing its analyses, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, existing as of the date of its opinion, many of which are beyond the control of Terminix and Rentokil Initial. No company, business or transaction reviewed is identical or directly comparable to Terminix, Rentokil Initial or their respective businesses or the transaction. Accordingly, an evaluation of these analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning business, financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, businesses or transactions reviewed or views regarding the comparability of such companies, businesses or transactions. Accordingly, such analyses may not necessarily include all companies, businesses or transactions that could be deemed relevant. The estimates of the future performance of Terminix and Rentokil Initial in or underlying Lazard’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates or those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which a company may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the assumptions and estimates used in, and the ranges of valuations resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as the views of Lazard regarding the actual values of Rentokil Initial or Terminix. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 13, 2021, and is not necessarily indicative of current market conditions.
Lazard did not recommend that any specific consideration constituted the only appropriate consideration in the transaction. The type and amount of merger consideration payable in the transaction was determined through negotiations between Terminix and Rentokil Initial, rather than by any financial advisor, and was approved by the Terminix board of directors. The decision to enter into the merger agreement was solely that of the Terminix board of directors and the Rentokil Initial board of directors. Lazard’s opinion and analyses were only one of many factors considered by the Terminix board of directors in its evaluation of the transaction and the merger consideration and should not be viewed as determinative of the views of the Terminix board of directors or management with respect to the transaction or the merger consideration payable in the transaction.
Financial Analyses
The summary of the financial analyses described in this section entitled “— Financial Analyses” is a summary of the material financial analyses provided by Lazard in connection with its opinion, dated December 13, 2021, to the Terminix board of directors. The summary set forth below is not a comprehensive description of all analyses undertaken by Lazard in connection with its opinion, nor does the order of the analyses in the summary below indicate that any analysis was given greater weight than any other analysis. The financial analyses summarized below include information presented in tabular format. In order to fully understand Lazard’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Lazard. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Lazard. Future results may differ from those described and such differences may be material.
For purposes of the financial analyses described below in this section, the term “implied per share merger consideration” means approximately $55.00 per share of Terminix common stock, consisting of (i) the cash consideration of the per share cash amount per share of Terminix common stock and (ii) an implied value of the stock consideration of approximately $44.00 per share, which is calculated based on (x) an exchange ratio of 5.3094 shares of Rentokil Initial ordinary shares (in the form of 1.0619 Rentokil Initial ADS based on 5:1 ratio of Rentokil Initial ordinary shares for each Rentokil Initial ADS) for one share of Terminix common stock, (y) the average of the volume weighted average trading prices of Rentokil Initial ordinary shares on each of the five consecutive trading days ending on December 10, 2021 of £6.27 and (z) an exchange rate of 1 GBP to 1.3225 USD based on the average GBP to USD exchange rates on each of the five consecutive trading days ending on December 10, 2021.
The financial data utilized for Terminix in the financial analyses described below were based on financial forecasts and other data prepared by Terminix’s management relating to the business of Terminix. Lazard was not provided with, and did not have access to, financial forecasts relating to Rentokil Initial prepared by the management of Rentokil Initial. The financial data utilized for Rentokil Initial in the financial analyses described below were based on the Terminix management unaudited Rentokil Initial projections.

Terminix Financial Analyses
Comparable Public Companies Analysis
Using public filings and other publicly available information, Lazard compared certain financial information of Terminix to corresponding financial information for selected publicly traded companies that, based on Lazard’s professional judgment and experience, Lazard considered generally relevant for purposes of analysis. Due to the limited number of comparable publicly traded companies in the pest control industry, for purposes of its analysis, Lazard included companies in the broader residential and commercial services industry. The selected companies used in this analysis were as follows:
Pest Control (collectively, the “Pest Control Peers”)
•
Rollins, Inc.

•
Rentokil Initial

Residential Services (collectively, the “Residential Peers”)
•
FirstService Corporation

•
Frontdoor, Inc.

•
HomeServe plc

•
Leslie’s, Inc.

Commercial Services (collectively, the “Commercial Peers”)
•
ABM Industries Incorporated

•
Aramark

•
BrightView Holdings, Inc.

•
Cintas Corporation

•
Ecolab Inc.

•
GDI Integrated Facility Services Inc.

Lazard selected the companies above because, among other things, the selected companies operate businesses similar in certain respects to the business of Terminix. Terminix is a leading provider of pest and termite management services across residential and commercial markets. Pest Control Peers include large pest and termite control companies providing comparable services to Terminix across both residential and commercial end-markets. Given the limited number of public companies singularly focused on pest control, Lazard expanded the Terminix peer set to include residential and commercial service providers focused on services other than pest control. Residential Peers include companies that provide services primarily to residential end-markets, such as appliance repair and maintenance, pool care and property services. Commercial Peers include companies that provide services primarily to commercial end-markets, such as food services, uniform services, commercial landscaping and other facility maintenance. However, none of the selected companies is identical to Terminix and certain of these companies may have characteristics that are materially different from those of Terminix. Based on its professional judgment and experience, Lazard believes that purely quantitative analyses are not, in isolation, determinative in the context of the merger consideration and that qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Terminix and the selected companies that could affect the public trading values of each company are also relevant.
As set forth in the table below, for each selected company, Lazard calculated its enterprise value (defined as equity market value, plus debt, lease liabilities, preferred stock and minority interests, less cash and cash equivalents) as a multiple of its EBITDA (defined as estimated earnings before interest, taxes, depreciation and amortization, and adjusted for lease expenses (excluding short-term and variable expenses) for companies reporting in U.S. GAAP) for calendar year 2022 (“EV / 2022 EBITDA”). The EV /

2022 EBITDA multiple observed for the Pest Control Peer (other than Rentokil Initial) was 24.8x. The median EV / 2022 EBITDA multiple observed for the Residential Peers and the Commercial Peers was 12.3x and 10.8x, respectively.
(U.S. dollars in millions)
Company	Enterprise Value	EV / EBITDA 2022E	EBITDA 2022E
Pest Control Peers
Rollins, Inc.	$16,571	24.8x	$669
Rentokil Initial	17,085	17.8x	959
Residential Peers
FirstService Corporation	$9,507	24.4x	$390
Frontdoor, Inc.	3,406	10.1x	336
HomeServe plc	4,967	11.0x	452
Leslie’s, Inc.	4,893	13.5x	361
Commercial Peers
ABM Industries Incorporated	$3,466	6.3x	$549
Aramark	16,645	11.0x	1,510
BrightView Holdings, Inc.	2,655	8.3x	319
Cintas Corporation	51,022	24.6x	2,077
Ecolab Inc.	72,706	21.4x	3,402
GDI Integrated Facility Services Inc.	1,114	10.7x	105

Market data as of 12/8/2021. Enterprise value includes operating lease liabilities and EBITDA includes operating lease expense (excluding short-term and variable expenses); adjustment is made for comparability with Rentokil Initial financials.
Using its professional judgment and experience, Lazard applied a range of multiples of estimated EV / 2022 EBITDA, derived from the EV / 2022 EBITDA multiples of the selected companies, of 12.0x to 16.0x, to Terminix’s estimated EBITDA for calendar year 2022. This analysis resulted in a range of implied equity value per share of Terminix common stock of $36.80 to $51.20 (rounded to the nearest $0.05), as compared to the implied per share merger consideration of $55.00.
Precedent Transactions Analysis
Lazard reviewed and analyzed, to the extent publicly available, financial information for selected precedent transactions involving companies (i) in the pest control industry and (ii) in the consumer / commercial services industry that Lazard believed, based on its experience and professional judgment, to be generally relevant for purposes of this analysis. Terminix is a leading provider of pest and termite management services, thus Lazard’s precedent transaction analysis included transactions with targets largely focused on pest control. Given the limited number of transactions singularly focused on pest control, Lazard expanded its analysis to include relevant transactions in consumer and commercial services. Lazard included consumer and commercial services transactions on the basis of Terminix’s participation in similar services end-markets. These transactions included targets performing services including tree care, landscaping, restoration, cleaning, uniform and facility services.
Although none of the selected precedent transactions or the companies party to such transactions is directly comparable to the transaction or to Terminix, the selected precedent transactions were chosen because certain aspects of the precedent transactions, for purposes of this analysis and based on the professional judgment and experience of Lazard, may be considered similar to the transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transactions differently than they would affect the transaction. The selected precedent transactions reviewed were:
Date Announced	Acquiror	Target	Enterprise Value		EV / LTM EBITDA	LTM EBITDA
Selected Pest Control Transactions
June 2021	EQT AB	Anticimex A/S		$7,259	25.6x		$284
November 2019	GIC Private Limited	Anticimex A/S (10% stake)(*)		395	21.2x		19
January 2019	Rollins, Inc.	Clark Pest Control of Stockton, Inc.		412	17.0x		24
March 2007	Clayton, Dubilier & Rice	The ServiceMaster Company		5,316	12.3x		434
Selected Consumer / Commercial Transactions
August 2021	Apax Partners LLP	SavATree, LLC(*)	$	~1,200	~22.0x	$	~55
September 2020	Roark Capital Group Inc.	ServiceMaster Brands		1,553	18.2x		85
March 2019	Blackstone Group Inc.	Servpro Industries Inc.		1,287	20.1x		64
August 2016	Cintas Corporation	G&K Services, Inc.		2,165	14.0x		155

(*)
Transaction included for reference purposes only and excluded from calculations.

For each of the selected precedent transactions, Lazard reviewed the enterprise value of the target company implied by the selected transaction as a multiple of the target company’s EBITDA for the 12 months preceding the announcement date (“EV / LTM EBITDA”). The mean EV / LTM EBITDA multiple observed for the selected pest control transactions was 18.3x. The mean EV / LTM EBITDA multiple observed for the selected consumer / commercial services transactions was 17.4x. Lazard applied a range of EV / LTM EBITDA multiples of 18.0x to 20.0x derived from the selected precedent transactions to Terminix’s EBITDA for the 12 months ending September 30, 2021. This analysis resulted in a range of implied equity value per share of Terminix common stock of $52.60 to $59.15 (rounded to the nearest $0.05), as compared to the implied per share merger consideration of $55.00.
Discounted Cash Flow Analysis
Lazard performed a discounted cash flow analysis of Terminix by calculating, based on the forecasts provided by Terminix’s management, the estimated present value (as of September 30, 2021) of the stand-alone unlevered, after-tax free cash flows that Terminix was forecasted to generate during the fourth quarter of calendar year 2021 and during calendar years 2022 through 2025. Lazard also calculated a range of implied terminal values for Terminix by applying a selected range of perpetuity growth rates of 2.0% to 2.5% to the stand-alone unlevered, after-tax free cash flow attributable to Terminix for calendar year 2025, which range of perpetuity growth rates was selected based on Lazard’s professional judgment and experience, taking into account, among other things, the forecasts provided by Terminix’s management and trends in the overall economy generally and in the industries and sectors in which Terminix operates. The cash flows and range of implied terminal values were then discounted to present value (as of September 30, 2021) using a selected range of discount rates of 7.8% to 8.8% derived based on a weighted average cost of capital calculation.
This analysis resulted in a range of implied equity value per share of Terminix common stock of $42.90 to $56.35 (rounded to the nearest $0.05), as compared to the implied per share merger consideration of $55.00.

Rentokil Initial Financial Analyses
Comparable Public Companies Analysis
Using public filings and other publicly available information, Lazard compared certain financial information of Rentokil Initial to corresponding financial information for selected publicly traded companies that, based on Lazard’s professional judgment and experience, Lazard considered generally relevant for purposes of analysis. Due to the limited number of comparable publicly traded companies in the pest control industry, for purposes of its analysis, Lazard included companies in the broader residential and commercial services industry. The selected companies used in this analysis were as follows:
Pest Control (collectively, the “Pest Control Peers”)
•
Terminix

•
Rollins, Inc.

Residential Services (collectively, the “Residential Peers”)
•
FirstService Corporation

•
Frontdoor, Inc.

•
HomeServe plc

•
Leslie’s, Inc.

Commercial Services (collectively, the “Commercial Peers”)
•
ABM Industries Incorporated

•
Aramark

•
BrightView Holdings, Inc.

•
Cintas Corporation

•
Ecolab Inc.

•
GDI Integrated Facility Services Inc.

Lazard selected the companies above because, among other things, the selected companies operate businesses similar in certain respects to the business of Rentokil Initial. Like Terminix, Rentokil Initial is a leading provider of pest and termite management services across residential and commercial markets. The Pest Control Peers include large pest and termite control companies providing comparable services to Rentokil Initial across both residential and commercial end-markets. Given the limited number of public companies singularly focused on pest control, Lazard expanded the Rentokil Initial peer set to include residential and commercial service providers focused on services other than pest control. The Residential Services Peers include companies that provide services primarily to residential end-markets, such as appliance repair and maintenance, pool care and property services. The Commercial Services Peers include companies that provide services primarily to commercial end-markets, such as food services, uniform services, commercial landscaping and other facility maintenance.
As set forth in the table below, using its professional judgment and experience, Lazard applied a range of multiples of estimated EV / 2022 EBITDA, derived from the EV / 2022 EBITDA multiples of the selected companies, of 15.0x to 19.0x, to Rentokil Initial’s estimated EBITDA for calendar year 2022.

(U.S. dollars in millions)
Company	Enterprise Value	EV / EBITDA 2022E	EBITDA 2022E
Pest Control Peers
Rollins, Inc.	$16,571	24.8x	$669
Terminix Global Holdings, Inc.	5,508	12.6x	436
Residential Peers
FirstService Corporation	$9,507	24.4x	$390
Frontdoor, Inc.	3,406	10.1x	336
HomeServe plc	4,967	11.0x	452
Leslie’s, Inc.	4,893	13.5x	361
Commercial Peers
ABM Industries Incorporated	$3,466	6.3x	$549
Aramark	16,645	11.0x	1,510
BrightView Holdings, Inc.	2,655	8.3x	319
Cintas Corporation	51,022	24.6x	2,077
Ecolab Inc.	72,706	21.4x	3,402
GDI Integrated Facility Services Inc.	1,114	10.7x	105

Note:   Terminix shown on a consensus basis. Market data as of 12/8/2021. Enterprise value includes operating lease liabilities and EBITDA includes operating lease expense (excluding short-term and variable expenses); adjustment is made for comparability with Rentokil Initial financials.
This analysis resulted in a range of implied equity value per share of Rentokil Initial ordinary shares of £5.15 to £6.70, as compared to the closing price of £6.26 per Rentokil Initial ordinary share on December 8, 2021.
Discounted Cash Flow Analysis
Lazard performed a discounted cash flow analysis of Rentokil Initial by calculating, based on the Terminix management unaudited Rentokil Initial projections, the estimated present value (as of June 30, 2021) of the stand-alone unlevered, after-tax free cash flows that Rentokil Initial was forecasted to generate during the third and fourth quarters of calendar year 2021 and during calendar years 2022 through 2025. Lazard also calculated a range of implied terminal values for Rentokil Initial by applying a selected range of perpetuity growth rates of 2.0% to 2.5% to the stand-alone unlevered, after-tax free cash flow attributable to Rentokil Initial for calendar year 2025, which range of perpetuity growth rates was selected based on Lazard’s professional judgment and experience, taking into account, among other things, the Terminix management unaudited Rentokil Initial projections and trends in the overall economy generally and in the industries and sectors in which Rentokil Initial operates. The cash flows and range of implied terminal values were then discounted to present value (as of September 30, 2021) using a selected range of discount rates of 5.3% to 6.3% derived based on a weighted average cost of capital calculation.
This analysis resulted in a range of implied equity value per share of Rentokil Initial ordinary shares of £4.85 to £7.70 (rounded to the nearest £0.05), as compared to the closing price of £6.26 per Rentokil Initial ordinary share on December 8, 2021.
Implied Exchange Ratio Analysis
Lazard used the implied per share equity value reference ranges derived for Terminix common stock and Rentokil Initial ordinary shares indicated in the selected public companies analysis and the discounted cash flow analyses described above and calculated ranges of implied exchange ratios of Rentokil Initial ordinary shares to Terminix common stock.

The implied reference range of exchange ratios was determined by (i) using as the low end, the amount calculated by dividing the low end of the implied per share equity value reference range for Terminix (minus the per share cash amount), by the high end of the implied per share equity value reference range for Rentokil Initial and (ii) using as the high end, the amount calculated by dividing the high end of the implied per share equity value reference range for Terminix (minus the per share cash amount) by the low end of the implied per share equity value reference range for Rentokil Initial. This analysis resulted in the following range of implied exchange ratio of Rentokil Initial ordinary shares to Terminix common stock:
Comparable Public Companies Analysis	Discounted Cash Flow Analysis
2.901x – 5.887x	3.125x – 7.042x
Other Analyses
Lazard observed certain additional information that was not considered part of its financial analyses for its opinion but was noted for informational reference for the Terminix board of directors, including the following:
Certain Terminix Financial Analyses
Lazard applied the calculations described above under “— Financial Analyses — Terminix Financial Analyses — Comparable Public Companies Analysis” utilizing the Wall Street equity analysts’ consensus estimates for Terminix in lieu of the forecasts provided by Terminix’s management. This analysis resulted in a range of implied equity value per share of Terminix common stock of $35.85 to $50.00 (rounded to the nearest $0.05), as compared to the implied per share merger consideration of $55.00.
Lazard applied the calculations described above under “— Financial Analyses — Terminix Financial Analyses — Discounted Cash Flow Analysis” utilizing the Wall Street equity analysts’ consensus estimates for Terminix in lieu of the forecasts provided by Terminix’s management. This analysis resulted in a range of implied equity value per share of Terminix common stock of $32.95 to $43.55 (rounded to the nearest $0.05), as compared to the implied per share merger consideration of $55.00.
Present Value of Future Share Price
Lazard performed an illustrative analysis of the implied present value of the future share price of Terminix common stock. Lazard first calculated the theoretical per share equity value of Terminix common stock as of December 31, 2023 by applying a range of next 12 months (“NTM”) multiples of 12.7x to 14.7x to Terminix’s estimated EBITDA for calendar year 2024 (based on the forecasts provided by Terminix’s management). Lazard then calculated the resulting range of implied per share equity values as of December 31, 2023 and discounted that range to present value using a discount rate of 9.4%, which reflects an estimate of Terminix’s cost of equity. This analysis resulted in an implied equity value per share range for Terminix common stock of $46.40 to $53.95 (rounded to the nearest $0.05).
Lazard conducted an illustrative analysis of the implied present value of the future share price of Rentokil Initial ordinary shares. Lazard first calculated the theoretical per share equity value of Rentokil Initial ordinary shares as of December 31, 2023 by applying a range of next NTM multiples of 16.9x to 18.9x to estimated Rentokil Initial EBITDA for calendar year 2024 (based on the Terminix management unaudited Rentokil Initial projections). Lazard then calculated the resulting range of implied per share equity values as of December 31, 2023 and discounted that range to present value using a discount rate of 7.0%, which reflects an estimate of Rentokil Initial’s cost of equity. Lazard also calculated the estimated annual dividend payments before December 31, 2023 and discounted them to present value using a discount rate of 7.0% and included such present values in the implied equity value per share. This analysis resulted in an implied equity value per share range for Rentokil Initial ordinary shares of £6.50 to £7.25 (rounded to the nearest £0.05).
Lazard then calculated an implied exchange ratio reference range by dividing the low end of the implied per share equity value reference range for Terminix (minus the per share cash amount), by the high end of the implied per share equity value reference range for Rentokil Initial, in each case as determined by the present value of future share price analysis described above, and by dividing the high end of the implied per share equity value reference range for Terminix (minus the per share cash amount), by the low end of the implied per share equity value reference range for Rentokil Initial, in each case as determined by the present value of future share price analysis described above. This analysis resulted in a range of implied exchange ratio of Rentokil Initial ordinary shares to Terminix common stock of 3.689x to 5.006x.
Lazard also applied the calculations described in this section utilizing the Wall Street equity analysts’ consensus estimates for Terminix in lieu of the forecasts provided by Terminix’s management. This analysis resulted in a range of implied equity value per share of Terminix common stock of $37.60 to $44.20 (rounded to the nearest $0.05) and a range of implied exchange ratio of Rentokil Initial ordinary shares to Terminix common stock of 2.769x to 3.871x.
Analyst Target Prices
Lazard observed price targets for Terminix common stock and Rentokil Initial ordinary shares as reflected in selected publicly available Wall Street equity research reports. Lazard observed that (x) the future price targets for Terminix common stock ranged from $44.00 per share to $65.00 per share, which Lazard discounted to present value based on an illustrative cost of equity of 9.4% to calculate a range of $41.10 per share to $58.10 per share (rounded to the nearest $0.05), and (y) the price targets for Rentokil Initial ordinary shares ranged from £5.10 per share to £6.50 per share.
52-Week Trading Range
Lazard reviewed the range of historical trading prices of shares of Terminix common stock and Rentokil Initial ordinary shares during the 52-week period ended December 8, 2021. Lazard observed that, during this period, (x) the daily closing price of Terminix common stock ranged from $36.30 per share (rounded to the nearest $0.05) (on December 1, 2021) to $55.00 per share (rounded to the nearest $0.05) (on January 13, 2021), and (y) the daily closing price of Rentokil Initial ordinary shares ranged from £4.60 per share (rounded to the nearest £0.05) (on March 4, 2021) to £6.40 per share (on November 12, 2021).
General
In connection with Lazard’s services as a financial advisor to the Terminix board of directors, Terminix agreed to pay Lazard an aggregate fee of $45 million, $5.0 million of which has been paid and the remainder of which is payable contingent upon consummation of the transaction. In addition, Terminix has agreed to reimburse certain of Lazard’s expenses arising, and to indemnify Lazard against certain liabilities that may arise, out of Lazard’s engagement.
Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In the two-year period prior to the date of Lazard’s opinion, Lazard has provided certain investment banking services to Terminix, for which Lazard received compensation, including having advised Terminix in the sale of ServiceMaster Brands (for which Lazard received aggregate fees of approximately $20 million). In the two-year period prior to the date of Lazard’s opinion, Lazard has not been engaged to provide financial advisory or other services to Rentokil Initial and Lazard has not received any compensation from Rentokil Initial during this period. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Terminix, Rentokil Initial and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Terminix, Rentokil Initial and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.
Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as investment banker to Terminix because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions generally and in particular, as an advisor to companies in Terminix’s sector, as well as its familiarity with the business of Terminix.

Lazard’s engagement and its written opinion are for the benefit of the Terminix board of directors (in its capacity as such) and its written opinion was rendered to the Terminix board of directors in connection with its evaluation of the transaction. Lazard’s opinion is not intended to and does not constitute a recommendation to any Terminix stockholder as to how such stockholder should vote or act with respect to the transaction or any matter relating thereto.
Certain Terminix Unaudited Prospective Financial Information
While Terminix has from time to time provided a financial outlook to investors with respect to the then-current fiscal year, Terminix has not, as a matter of course, otherwise publicly disclosed longer-term internal projections as to future performance, earnings or other results due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, as described under the section of this proxy statement/prospectus entitled “The Merger Proposal — Background of the Transaction,” beginning on page 77, in the ordinary course of business Terminix management prepares a strategy plan, which is periodically updated and reviewed with the Terminix board of directors, that reflects Terminix management’s financial and business outlook for Terminix over a five-year period. As part of Terminix’s annual business review, Terminix management prepared and provided to the Terminix board of directors certain nonpublic, internal financial projections included in the Terminix strategy plan regarding Terminix’s future operations for fiscal years 2021 through 2025, and these projections were reviewed by the Terminix board of directors on September 1, 2021 (as defined earlier, the “September 2021 Terminix management unaudited Terminix projections”). On October 7, 2021, Terminix management provided a copy of the September 2021 Terminix management unaudited Terminix projections to Lazard, and a copy was subsequently made available to Rentokil Initial and its financial advisors, Barclays and Goldman Sachs International.
Later that month, in conjunction with the normal review of Terminix’s financial performance against Terminix’s long-term incentive targets, Terminix management prepared certain updates to the September 2021 Terminix management unaudited Terminix projections to reflect, among other factors, Terminix’s actual financial results for the period from July 1, 2021 through August 31, 2021 (as defined earlier, the “October 2021 Terminix management unaudited Terminix projections”). These results, and the associated estimated effect on future periods, were negatively impacted by lower staffing levels caused by the insourcing of certain national accounts customers as well as an increase in worker mobility during a robust labor market. On October 19, 2021, the October 2021 Terminix management unaudited Terminix projections were provided to Lazard and subsequently reviewed by the Terminix board of directors at its meeting on October 21, 2021.
Thereafter, in December, Terminix management engaged in its regular year-end review of projected near-term financial performance for fiscal years 2021 and 2022, which resulted in certain refinements to the October 2021 Terminix management unaudited Terminix projections for those fiscal years to reflect, among other factors, Terminix’s actual financial results for the period from September 1, 2021 through October 31, 2021. These updated projections were provided to Lazard on December 7, 2021 (and a copy was subsequently made available to Rentokil Initial and Rentokil Initial’s financial advisors, Barclays and Goldman Sachs International) and were reviewed by the Terminix board of directors on December 10, 2021 (as defined earlier, the “December 2021 Terminix management unaudited Terminix projections”).
Terminix directed Lazard to use and rely upon, for purposes of its financial analysis and fairness opinion, the December 2021 Terminix management unaudited Terminix projections for fiscal years 2021 and 2022 and the October 2021 Terminix management unaudited Terminix projections for fiscal years 2023 through 2025. Based on guidance from, and at the direction of, Terminix management, in preparing its analysis and fairness opinion, Lazard added $25 million in operating leases to adjusted EBITDA for each fiscal year over the five-year period to facilitate comparison against Rentokil Initial’s corresponding financial information presented in accordance with IFRS (the “Lazard fairness opinion Terminix management unaudited Terminix projections”).
We refer to the September 2021 Terminix management unaudited Terminix projections, the October 2021 Terminix management unaudited Terminix projections, the December 2021 Terminix management unaudited Terminix projections and the Lazard fairness opinion Terminix management unaudited Terminix projections collectively as the “Terminix management unaudited Terminix projections.”

In connection with the transaction, Terminix management also reviewed certain unaudited prospective financial information concerning Rentokil Initial on a stand-alone basis contained in publicly available Wall Street research analyst financial forecasts and consensus estimates (and extrapolations therefrom) for the fiscal years ending December 31, 2021 through December 31, 2025. We refer to these unaudited projections as the “Terminix management unaudited Rentokil Initial projections,” and to the Terminix management unaudited Terminix projections and the Terminix management unaudited Rentokil Initial projections, collectively, as the “Terminix management unaudited projections.” The Terminix management unaudited Rentokil Initial projections were provided to the Terminix board of directors in connection with its consideration of the proposed transaction as well as to Lazard, which was directed by Terminix management to use and rely upon the Terminix management unaudited Rentokil Initial projections for purposes of its financial analysis and fairness opinion.
The Terminix management unaudited projections were prepared treating Terminix and Rentokil Initial, respectively, on a stand-alone basis, without giving effect to the proposed transaction, including any impact of the negotiation or execution of the proposed transaction, the expenses that may be incurred in connection with the proposed transaction or the consummation thereof, the potential synergies that may be achieved by the combined company as a result of the proposed transaction, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed or in anticipation of the proposed transaction, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the transaction. In connection with the proposed transaction, Terminix management prepared pro-forma analyses which were presented to the Terminix board of directors and assumed $175 million of annual pre-tax cost synergies, with 25% of the amount to be achieved during 2022, 75% of the amount to be achieved during 2023, and the full amount to be achieved during 2024 and subsequent years. Terminix management assumed that the aggregate cost of achieving the projected cost synergies would be $175 million, with 25% of the amount to be incurred during 2022, 50% of the amount to be incurred during 2023, and 25% of the amount to be incurred during 2024. These assumed cost synergies including cost to achieve such cost synergies, as defined earlier and which we refer to collectively as the “Terminix management assumed cost synergies,” are not reflected in the Terminix management unaudited projections. The Terminix management assumed cost synergies were provided to Lazard, which was directed by Terminix management to use and rely upon the Terminix management assumed cost synergies for purposes of its financial analysis and fairness opinion.
The Terminix management unaudited projections are being included in this proxy statement/prospectus to give stockholders access to certain non-public information provided to the Terminix board of directors and Terminix’s financial advisor and to Rentokil Initial and its financial advisors. The inclusion of the financial projections by Terminix should not be regarded as an indication that the Terminix board of directors, Terminix, the Rentokil Initial board of directors, Rentokil Initial, Lazard, Barclays or Goldman Sachs International or any other recipient of this information considered, or now considers, them to be an assurance of the achievement of future results or an accurate prediction of future results, and they should not be relied on as such.
In addition, the Terminix management unaudited projections and the Terminix management assumed cost synergies were not prepared with a view toward public disclosure or with a view toward compliance with the published guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, IFRS or GAAP, but, in the view of Terminix’s management were prepared on a reasonable basis, reflected the best available estimates and judgments at the time of preparation, and presented as of the time of preparation, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Terminix or Rentokil Initial, as applicable. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the Terminix management unaudited projections or the Terminix management assumed cost synergies. Although Terminix’s management believes there is a reasonable basis for the Terminix management unaudited projections and the Terminix management assumed cost synergies, Terminix cautions stockholders that future results could be materially different from the Terminix management unaudited projections and the Terminix management assumed cost synergies. This summary of the Terminix management unaudited projections and the Terminix management assumed cost synergies is included in this proxy statement/prospectus because the Terminix management unaudited projections and the Terminix management assumed cost synergies were provided to Terminix’s financial advisor and to the Terminix board of directors for purposes of considering and evaluating the transaction and the merger agreement.
The Terminix management unaudited projections and the Terminix management assumed cost synergies are subject to estimates and assumptions in many respects and, as a result, subject to interpretation. While presented with numerical specificity, the Terminix management unaudited projections and the Terminix management assumed cost synergies are based upon a variety of estimates and assumptions that are inherently uncertain, though considered reasonable by Terminix’s management as of the date of their preparation. These estimates and assumptions may prove to be inaccurate for any number of reasons, including general economic conditions, trends in the pest control industry, the regulatory environment, competition, and the risks discussed in this proxy statement/prospectus under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 63 and 37, respectively. See also “Where You Can Find Additional Information” beginning on page 328 of this proxy statement/prospectus. The Terminix management unaudited projections and the Terminix management assumed cost synergies also reflect assumptions as to certain business decisions that are subject to change. Because the Terminix management unaudited projections were developed for Terminix on a stand-alone basis without giving effect to the transaction, they do not reflect any synergies that may be realized as a result of the transaction or any changes to Terminix’s or Rentokil Initial’s operations or strategy that may be implemented after completion of the transaction. There can be no assurance that the Terminix management unaudited projections or the Terminix management assumed cost synergies will be realized, and actual results may differ materially from those shown. Generally, the further out the period to which the Terminix management unaudited projections and the Terminix management assumed cost synergies relate, the less predictable and more unreliable the information becomes.
The Terminix management unaudited projections contain certain non-GAAP financial measures that Terminix believes are helpful in understanding its past financial performance and future results. Terminix management regularly uses a variety of financial measures that are not in accordance with GAAP or IFRS for forecasting, budgeting and measuring financial performance. The non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP or IFRS measures. While Terminix believes that these non-GAAP financial measures provide meaningful information to help investors understand the operating results and to analyze Terminix’s financial and business trends on a period-to-period basis, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP or IFRS, are not reported by all of Terminix’s or Rentokil Initial’s competitors and may not be directly comparable to similarly titled measures of Terminix’s or Rentokil Initial’s competitors due to potential differences in the exact method of calculation.
None of Terminix, Rentokil Initial, the combined company or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from the Terminix management unaudited projections or the Terminix management assumed cost synergies, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the Terminix management unaudited projections or the Terminix management assumed cost synergies to reflect circumstances existing after the date the Terminix management unaudited projections or the Terminix management assumed cost synergies were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Terminix management unaudited projections or the Terminix management assumed cost synergies, as applicable, are shown to be in error. Except as required by applicable securities laws, Terminix does not intend to make publicly available any update or other revision to the Terminix management unaudited projections or the Terminix management assumed cost synergies, even in the event that any or all assumptions are shown to be in error. None of Terminix, Rentokil Initial or their affiliates, advisors, officers, directors or other representatives has made or makes any representation to any Terminix stockholder or other person regarding Terminix’s ultimate performance compared to the information contained in the Terminix management unaudited projections or the Terminix management assumed cost synergies or that forecasted results will be achieved. Terminix has made no representation to Rentokil Initial, in the merger agreement or otherwise, concerning the Terminix management unaudited projections or the Terminix management assumed cost synergies.

The Terminix unaudited prospective financial information included in this document has been prepared by, and is the responsibility of, Terminix management. Neither Deloitte & Touche LLP, KPMG LLP, nor PricewaterhouseCoopers LLP has audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, neither Deloitte & Touche LLP, KPMG LLP, nor PricewaterhouseCoopers LLP expresses an opinion or any other form of assurance with respect thereto. Deloitte & Touche LLP, KPMG LLP and PricewaterhouseCoopers LLP disclaim any association with the unaudited prospective financial information included in this document. Deloitte & Touche LLP’s, KPMG LLP’s, and PricewaterhouseCoopers LLP’s reports included in or incorporated by reference in this document relate to previously issued financial statements. They do not extend to the prospective financial information and should not be read to do so.
The following table presents a summary of the September 2021 Terminix management unaudited Terminix projections that were reviewed by the Terminix board of directors and provided to Lazard, Rentokil Initial and Rentokil Initial’s financial advisors, Barclays and Goldman Sachs International (in each case, except for the estimated capital expenditures).
(U.S. dollars in millions)	2021E	2022E	2023E	2024E	2025E
Revenue	$2,064	$2,198	$2,390	$2,608	$2,855
Adjusted EBITDA(1)	387	420	490	569	658
Capital Expenditures	(28)	(30)	(32)	(35)	(39)
Free Cash Flow(2)	211	263	334	390	454

(1)
“Adjusted EBITDA” is defined as net income (loss) before: depreciation and amortization expense; acquisition-related costs; Mobile Bay Formosan termite settlement; fumigation related matters; non-cash stock-based compensation expense; restructuring and other charges; goodwill impairment; amortization of cloud based software; net earnings from discontinued operations; provision for income taxes; loss on extinguishment of debt; and interest expense.

(2)
“Free Cash Flow” is defined as Adjusted EBITDA, less increase in net working capital, less capital expenditures, less interest, less taxes, less restructuring payments, less acquisition-related costs and other operating cash flow items.

The following table presents a summary of the October 2021 Terminix management unaudited Terminix projections that were reviewed by the Terminix board of directors and provided to Lazard.
(U.S. dollars in millions)(1)	2021E	2022E	2023E	2024E	2025E
Revenue	$2,042	$2,176	$2,322	$2,479	$2,651
Adjusted EBITDA(2)	384	412	471	535	604
Capital Expenditures	(27)	(30)	(32)	(35)	(39)
Free Cash Flow(3)	197	255	317	362	411

(1)
Excludes the impact of acquisitions in 2023E – 2025E.

(2)
“Adjusted EBITDA” is defined as net income (loss) before: depreciation and amortization expense; acquisition-related costs; Mobile Bay Formosan termite settlement; fumigation related matters; non-cash stock-based compensation expense; restructuring and other charges; goodwill impairment; amortization of cloud based software; net earnings from discontinued operations; provision for income taxes; loss on extinguishment of debt; and interest expense.

(3)
“Free Cash Flow” is defined as Adjusted EBITDA, less increase in net working capital, less capital expenditures, less interest, less taxes, less restructuring payments, less acquisition-related costs and other operating cash flow items.

The following table presents a summary of the December 2021 Terminix management unaudited Terminix projections that were reviewed by the Terminix board of directors and provided to Lazard, Rentokil Initial and Rentokil Initial’s financial advisors, Barclays and Goldman Sachs International.

(U.S. dollars in millions)	2021E	2022E
Revenue	$2,046	$2,164
Adjusted EBITDA(1)	388	420
Capital Expenditures	(23)	(33)
Free Cash Flow(2)	199	232

(1)
“Adjusted EBITDA” is defined as net income (loss) before: depreciation and amortization expense; acquisition-related costs; Mobile Bay Formosan termite settlement; fumigation related matters; non-cash stock-based compensation expense; restructuring and other charges; goodwill impairment; amortization of cloud based software; net earnings from discontinued operations; provision for income taxes; loss on extinguishment of debt; and interest expense.

(2)
“Free Cash Flow” is defined as Adjusted EBITDA, less increase in net working capital, less capital expenditures, less interest, less taxes, less restructuring payments, less acquisition-related costs and other operating cash flow items.

Terminix directed Lazard to use and rely upon, for purposes of its financial analysis and fairness opinion, the December 2021 Terminix management unaudited Terminix projections for fiscal years 2021 and 2022 and the October 2021 Terminix management unaudited Terminix projections for fiscal years 2023 through 2025. Based on guidance from, and at the direction of, Terminix management, in preparing its analysis and fairness opinion, Lazard added $25 million in operating leases to adjusted EBITDA for each fiscal year over the five-year period to facilitate comparison against Rentokil Initial’s corresponding financial information presented in accordance with IFRS. The following table presents a summary of the Lazard fairness opinion Terminix management unaudited Terminix projections.
(U.S. dollars in millions)(1)	2021E	2022E	2023E	2024E	2025E
Revenue	$2,046	$2,164	$2,322	$2,479	$2,651
Adjusted EBITDA(2)	413	445	496	560	629
Capital Expenditures	(23)	(33)	(32)	(35)	(39)
Free Cash Flow(3)	199	232	317	361	410

(1)
Excludes the impact of acquisitions in 2023E – 2025E.

(2)
“Adjusted EBITDA” is defined as net income (loss) before: depreciation and amortization expense; acquisition-related costs; Mobile Bay Formosan termite settlement; fumigation related matters; non-cash stock-based compensation expense; restructuring and other charges; goodwill impairment; amortization of cloud based software; net earnings from discontinued operations; provision for income taxes; loss on extinguishment of debt; interest expense; and operating lease expense.

(3)
“Free Cash Flow” is defined as Adjusted EBITDA, less increase in net working capital, less capital expenditures, less interest, less taxes, less restructuring payments, less acquisition-related costs and other operating cash flow items.

The following table presents a summary of the Terminix management unaudited Rentokil Initial projections that were provided by Terminix management to the Terminix board of directors in connection with its consideration of the proposed transaction as well as to Lazard for purposes of its financial analysis and fairness opinion:
(UK pounds sterling in millions)(1)	2021E	2022E	2023E	2024E	2025E
Revenue	£2,980	£3,131	£3,289	£3,437	£3,591
Adjusted EBITDA(2)	670	726	774	825	881
Capital Expenditures	(260)	(260)	(270)	(289)	(302)
Free Cash Flow(3)	296	334	370	399	434

(1)
Excludes the impact of acquisition in 2021E – 2025E.

(2)
“Adjusted EBITDA” is defined as adjusted operating profit, less one-off operating items, plus depreciation and other items.

(3)
“Free Cash Flow” is defined as net cash flow from operating activities, less capital expenditures, and less net additions and disposals of right-of-use assets. Based on financial forecasts and estimates provided by Terminix management.

Listing of Rentokil Initial ADSs
It is a condition to the completion of the transaction that the Rentokil Initial ADSs to be issued in connection with the transaction are approved for listing on the NYSE, subject to official notice of issuance. In addition, it is a requirement that Rentokil Initial receives acknowledgement by the FCA and the LSE that Rentokil Initial ordinary shares represented by the Rentokil Initial ADSs to be issued in connection with the transaction shall be admitted to the premium listing segment of the FCA’s official list and to trading on the LSE’s main market for listed securities. Rentokil Initial must use its reasonable best efforts to cause the Rentokil Initial ADSs to be issued in the transaction as part of the merger consideration to be listed on the NYSE prior to the first effective time. For more information see the sections of this proxy statement/prospectus entitled “The Merger Agreement — Listing of Rentokil Initial ADSs,” beginning on page 140.
Delisting and Deregistration of Terminix Common Stock
If the transaction is completed, Terminix common stock will be delisted from the NYSE and deregistered under the U.S. Exchange Act, and Terminix will no longer be required to file periodic reports with the SEC with respect to Terminix common stock.
Terminix and Rentokil Initial have agreed to cooperate with each other in taking, or causing to be taken, all actions necessary to delist Terminix common stock from the NYSE and to terminate its registration under the U.S. Exchange Act, provided that such delisting and deregistration will not be effective until the first effective time.
Interests of Terminix’s Directors and Executive Officers in the Transaction
In considering the recommendation of the Terminix board of directors to vote in favor of the merger proposal, Terminix stockholders should be aware that Terminix’s directors and executive officers have interests in the transaction that may be different from, or in addition to, the interests of Terminix stockholders generally. The Terminix board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve and adopt the merger agreement and the transactions contemplated therein, including the merger, and in recommending to Terminix stockholders that the merger agreement be approved. Such interests are described below. The transaction will be a “change in control” for purposes of certain Terminix executive compensation and benefit plans and agreements described below.
Terminix’s named executive officers (“NEOs”) (which includes each of Terminix’s executive officers) for purposes of the discussion below are:
Name	Present Positions
Brett T. Ponton	Chief Executive Officer
Robert J. Riesbeck	Executive Vice President & Chief Financial Officer
David M. Dart	Senior Vice President, Chief Human Resources Officer
Deidre Richardson	Senior Vice President, General Counsel and Secretary
Dion Persson	Senior Vice President, Strategy and Mergers & Acquisitions, and former Interim General Counsel
Anthony DiLucente (former Senior Vice President and Chief Financial Officer) is not included in the discussion below because his employment with Terminix ended upon his retirement on March 31, 2021 and, as such, he is not entitled to any of the payments or benefits described below. Likewise, Kim Scott (former

Chief Operating Officer) is not included in the discussion below because she resigned her employment with Terminix on September 30, 2021 and, as such, she is not entitled to any of the payments or benefits described below.
Treatment of Outstanding Terminix Equity Awards
Terminix Stock Options
At the first effective time, each outstanding option to purchase shares of Terminix common stock (each, a “Terminix Stock Option”) that is then vested and exercisable will be cancelled in consideration for the right to receive, within 10 business days following the first effective time, an amount (the “Vested Option Consideration”) in cash equal to the product of (x) the excess of (1) the Vested Award Consideration, over (2) the exercise price per share of Terminix common stock subject to such Terminix Stock Option and (y) the number of shares of Terminix common stock subject to such Terminix Stock Option immediately prior to the first effective time, without interest and less applicable withholding taxes. For purposes of this proxy statement/prospectus, “Vested Award Consideration” means the sum of (A) the per share cash amount and (B) the product of the exchange ratio and the Rentokil Initial ADS price.
All other Terminix Stock Options outstanding at the first effective time will at that time be assumed by Rentokil Initial and converted into a stock option award (each an “Assumed Option”) to purchase a number of Rentokil Initial ADSs equal to the number of shares of Terminix common stock underlying the Terminix Stock Option multiplied by the Equity Award Exchange Ratio, rounded down to the nearest whole number of Rentokil Initial ADSs. The exercise price per Rentokil Initial ADS applicable to each Assumed Option will be equal to the exercise price per share of Terminix common stock applicable to such Terminix Stock Option divided by the Equity Award Exchange Ratio, rounded up to the nearest whole cent. Each Assumed Option will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Terminix Stock Option, including any terms and conditions relating to accelerated vesting on a qualifying termination of the holder’s employment in connection with or following the merger. For purposes of this proxy statement/prospectus, “Equity Award Exchange Ratio” means the sum, rounded to four decimal places, equal to (i) the exchange ratio, plus (ii) the quotient of (A) the per share cash amount and (B) the Rentokil Initial ADS price.
Terminix Restricted Stock Unit Awards
At the first effective time, each outstanding restricted stock unit award with respect to shares of Terminix common stock that vests solely based on the passage of time (each, a “Terminix RSU Award”) that is vested as of the first effective time will be cancelled in consideration for the right to receive, within 10 business days following the first effective time, the Vested Award Consideration, without interest and less applicable withholding taxes.
Each unvested Terminix RSU Award will be assumed by Rentokil Initial and will be converted into a restricted stock unit award (each an “Assumed RSU Award”) that settles in a number of Rentokil Initial ADSs equal to (x) the number of shares of Terminix common stock underlying the Terminix RSU Award multiplied by (y) the Equity Award Exchange Ratio. Each Assumed RSU Award will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Terminix RSU Award, including any terms and conditions relating to accelerated vesting on a qualifying termination of the holder’s employment in connection with or following the merger.
Terminix Performance Stock Unit Awards
At the first effective time, each outstanding restricted stock unit award with respect to shares of Terminix common stock that vests based on the achievement of a combination of time- and performance-based vesting conditions (each, a “Terminix PSU Award”) granted prior to the date of the merger agreement (“Pre-Signing PSU Awards”) will be assumed by Rentokil Initial and converted into a performance stock unit award (each an “Assumed PSU Award”). These Assumed PSU Awards will settle, subject to the achievement of the applicable time-based vesting conditions, in a number of Rentokil Initial ADSs equal to the product of (x) the number of shares of Terminix common stock underlying the Terminix PSU Award (determined by deeming the applicable performance goals to be achieved at the greater of the target level and the actual level of achievement through the latest practicable date prior to the first effective time), multiplied by (y) the Equity Award Exchange Ratio, rounded down to the nearest whole number of shares. Each such Assumed PSU Award will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Terminix PSU Award, other than any performance-based vested conditions, including any terms and conditions relating to accelerated vesting on a qualifying termination of employment in connection with or within 24 months following the merger.
Each Terminix PSU Award granted after the date of the merger agreement (under circumstances permitted by the merger agreement) (“Post-Signing PSU Awards”) will be assumed by Rentokil Initial and converted into an Assumed PSU Award that settles, subject to the achievement of the applicable time and performance-based vesting conditions, in a target number of Rentokil Initial ADSs equal to the product of (1) the number of shares of Terminix common stock underlying the Terminix PSU Award (determined by assuming the applicable performance goals to be achieved at target level) multiplied by (2) the Equity Award Exchange Ratio, rounded down to the nearest whole number of shares. Each such Assumed PSU Award will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Terminix PSU Award, including any terms and conditions relating to accelerated vesting on a qualifying termination of employment in connection with or within 24 months following the merger, except that the applicable performance metrics will be adjusted in good faith by Terminix and Rentokil Initial to provide for performance metrics that are based on the combined businesses.
For purposes of the Terminix Equity Awards, the term “qualifying termination of employment” means, after a change in control of Terminix (which the merger will constitute), an employee’s employment is terminated by Terminix without ”cause” or by the employee due to a constructive termination (otherwise referred to as “good reason”). Each such term is defined as follows: “cause” means (a) the participant’s willful and continued failure to perform substantially the participant’s duties with Terminix or any of its subsidiaries (other than any such failure resulting from the participant’s incapacity as a result of physical or mental illness) after a written demand for substantial performance specifying the manner in which the participant has not performed such duties is delivered to the participant by the person or entity that supervises or manages the participant; (b) the participant’s engaging in willful and serious misconduct that is injurious to Terminix or any of its subsidiaries; (c) the participant’s commission of one or more acts of fraud or personal dishonesty resulting in or intended to result in personal enrichment at the expense of Terminix or any of its subsidiaries; (d) the participant’s substantial abusive use of alcohol, drugs or similar substances that, in the sole judgment of Terminix, impairs the participant’s job performance; (e) the participant’s material violation of any Terminix policy that results in harm to Terminix or any of its subsidiaries; or (f) the participant’s indictment for or conviction of (or plea of guilty or nolo contendere to) a felony or of any crime (whether or not a felony) involving moral turpitude; and “good reason” means: (i) a material reduction in the teammate’s position(s), authority or responsibilities that the teammate had immediately prior to the closing; (ii) a material reduction in the teammate’s aggregate (a) target Terminix Annual Incentive Plan (“AIP”) bonus opportunity and (b) annual target long-term equity incentive opportunity, as in effect immediately prior to the closing (for the avoidance of doubt, a reduction by more than ten percent (10%) of the teammate’s aggregate target AIP bonus opportunity and annual target long-term equity incentive opportunity, as in effect immediately prior to the closing, shall constitute a material reduction for purposes of this paragraph); (iii) a material reduction in the teammate’s annual base salary as of immediately prior to the closing; or (iv) material change in the location of teammate’s primary worksite, which will be at least more than 50 miles from teammate’s primary Terminix worksite (excluding, for the avoidance of doubt, any non-permanent remote or non-permanent virtual work location currently used as the teammate’s primary worksite due to the COVID-19 pandemic) immediately prior to the closing.
See the section of this proxy statement/prospectus entitled “The Merger Proposal — Interests of Terminix’s Directors and Executive Officers in the Transaction — Quantification of Potential Payments and Benefits to Terminix Named Executive Officers in Connection with the Merger” beginning on page 110 for an estimate of the value of each of Terminix’s named executive officer’s unvested Terminix equity awards.
Terminix Director Deferred Share Equivalents
At the first effective time, each outstanding director deferred share equivalent award with respect to shares of Terminix common stock (each, a “Terminix DSE Award”) will be cancelled in consideration for the right to receive, within 10 business days following the first effective time, in respect of each share of Terminix common stock subject to such Terminix DSE Award, the Vested Award Consideration, without interest.
Quantification of Payments
For an estimate of the amounts that would be payable to each of Terminix’s executive officers on settlement of their unvested Terminix equity awards, see the section entitled “The Merger Proposal —Interests of Terminix’s Directors and Executive Officers in the Transaction — Quantification of Potential Payments and Benefits to Terminix Named Executive Officers in Connection with the Merger” beginning on page 110 below.
The estimated aggregate amount that would be payable to Terminix non-employee directors in settlement of their currently outstanding Terminix DSE Awards is $1,693,153. This amount was determined using a price per share of Terminix common stock of $43.83, which is the average closing price per share of Terminix common stock as reported on the NYSE over the first five business days following the first public announcement of the transaction on December 14, 2021.
Severance Benefits
Unless modified by separate agreement, and except as described below, upon a termination of employment for any reason, Terminix has no obligation to pay any prospective amounts or provide any benefits to the NEOs. Terminix’s obligations will consist of those obligations accrued at the date of termination, including payment of earned salary, vacation and reimbursement of expenses.
Under the employment agreement entered into by and between Terminix and Mr. Ponton dated September 15, 2020, if Terminix terminates Mr. Ponton’s employment without “cause” or Mr. Ponton terminates his employment for “good reason” (each term as defined in the employment agreement) within 24 months after a change in control of Terminix (which would include the merger), Mr. Ponton would receive: (1) a lump sum payment equal to the sum of (x) two times the executive officer’s annual base salary and (y) two times the executive officer’s annual target cash bonus under the AIP, and (2) a prorated bonus for the year in which his termination occurs through his date of termination. Payments of Mr. Ponton’s severance benefits are subject to Mr. Ponton signing a general release of claims. Mr. Ponton is also subject to covenants not to compete or solicit customers or employees for two years following any termination of employment and an indefinite covenant not to disclose confidential information.
The merger agreement with Rentokil Initial provides for enhanced severance practices and guidelines pursuant to a change in control severance program adopted in connection with the merger covering all employees of Terminix (the “Change in Control Severance Program”). Under this program, in the event of a termination of any of Messrs. Riesbeck, Dart, Persson or Ms. Richardson’s employment without “cause” by Terminix or for “good reason” by the officer (each term as generally defined above) within 12 months after the closing of the merger, such individual would be entitled to receive (i) a lump sum payment equal to two times the sum of the executive officer’s (x) annual base salary and (y) annual target cash bonus under the AIP, each as in effect upon the qualifying termination of employment; (ii) to the extent such qualifying termination occurs on or after July 1 of the given calendar year, a prorated AIP bonus in respect of the year of termination; and (iii) monthly payment of the employer portion of medical continuation coverage (+2%), less the then-active employee medical insurance premium rates for up to 18 months after the qualifying termination of employment. Mr. Ponton is also entitled to such monthly reimbursements equal to the excess of COBRA medical continuation coverage (+2%), less the then-active employee medical insurance premium rates for up to 18 months after his qualifying termination of employment under the Change in Control Severance Program. These payments are subject to the plan participant’s execution without revocation of a general release of claims and observing covenants not to compete and not solicit customers or employees for 24 months after termination of employment.
See the section of this proxy statement/prospectus entitled “The Merger Proposal — Interests of Terminix’s Directors and Executive Officers in the Transaction — Quantification of Potential Payments and Benefits to Terminix Named Executive Officers in Connection with the Merger” beginning on page 110 for the estimated amounts that each of Terminix’s named executive officers would receive under their severance arrangements upon a qualifying termination of employment following a change in control of Terminix.
Bonus Compensation and Other Transaction-Based Payments
Annual Incentive Plan
The merger agreement provides for a lump sum payment, upon closing of the merger, in respect of each of Terminix’s named executive officers’ annual incentive opportunity for the year in which the merger occurs under the AIP. This payment will be in an amount equal to the greater of the AIP bonus that the officer would receive upon the achievement of either target or actual performance metrics under the AIP for the year in which closing occurs, prorated from January 1st to the date of the closing of the merger.
See the section of this proxy statement/prospectus entitled “The Merger Proposal — Interests of Terminix’s Directors and Executive Officers in the Transaction — Quantification of Potential Payments and Benefits to Terminix Named Executive Officers in Connection with the Merger” beginning on page 110 for the estimated amounts that each of Terminix’s named executive officers would receive under the AIP upon the closing of the merger.
Retention Bonus Awards
In connection with the merger, Terminix and Rentokil Initial agreed that Terminix may provide up to $20 million of cash retention awards (the “Retention Pool”) to Terminix teammates. The retention awards are designed to retain and incentivize the Terminix team as it executes the 2022 operating plan, achieves the consummation of the merger and assists with the integration of the combined company after closing of the transaction. Half of the Retention Pool has been allocated specifically to customer-facing, field operations teammates, and the remainder has been allocated to key back-office teammates, including to the named executive officers detailed below.
Under the merger agreement, the Compensation Committee of the Terminix board of directors is authorized to grant retention awards from the Retention Pool, if any, to Terminix’s executive officers, in an amount not to exceed $13 million in the aggregate. On February 17, 2022, the Compensation Committee approved retention awards from the Retention Pool pursuant to retention agreements with each of the executive officers. The retention agreement for Mr. Ponton provides for a $2.5 million retention award, 40% of which is payable upon consummation of the merger and 60% of which is payable on the later of (i) three months from the date of consummation of the merger or (ii) August 21, 2023. If the merger does not close, 100% of Mr. Ponton’s retention award would be payable on February 21, 2024. The retention agreements for Messrs. Riesbeck, Dart and Persson and Ms. Richardson each provide for a $350,000 retention award, 50% of which is payable upon consummation of the merger and 50% of which is payable on the later of (i) three months after consummation of the merger or (ii) August 21, 2023. If the merger does not close, 100% of the retention awards for Messrs. Riesbeck, Dart and Persson would be payable on August 21, 2023; however, if the merger agreement is terminated in accordance with its terms prior to August 21, 2023, 50% of the retention award to Messrs. Riesbeck, Dart and Persson and Ms. Richardson would be paid within five business days of such termination and 50% would be payable on August 21, 2023. Each of the retention agreements provides that if the named executive officer’s employment is terminated by Terminix without cause after consummation of the merger, the unpaid portion of the retention award will be paid within five business days following the date of termination of employment.
Excise Tax Reimbursement Plan
In connection with the merger, Terminix may implement a plan pursuant to which each named executive officer (among other employees) will be entitled to receive a full or partial reimbursement payment in the event that any payments or benefits provided to such executive officer in connection with the merger become subject to the excise tax pursuant to Section 4999 of the Internal Revenue Code. The reimbursement payments would generally place the executive officers in the same after-tax position as if the excise tax did not apply to them. The aggregate amount of all such reimbursement payments cannot exceed $10 million, with the reimbursement payments to be reasonably allocated in a manner that does not result in a payment being made to any given employee which is disproportionately large when compared to the amount by which the employee’s payments subject to the excise tax exceeds the statutorily determined employee-specific threshold of payments below which the excise tax is not imposed. At this time, no named executive officer has been granted any rights to receive any such reimbursement payment, and there is no guarantee that any such payments will be made.
Indemnification; Directors’ and Officers’ Insurance
Pursuant to the terms of the merger agreement, Terminix’s non-employee directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the merger. Such indemnification and insurance coverage is further described in the section of this proxy statement/prospectus entitled “The Merger Agreement — Indemnification and Insurance” beginning on page 158.
Quantification of Potential Payments and Benefits to Terminix Named Executive Officers in Connection with the Merger
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of Terminix’s named executive officers, that is based on or otherwise relates to the merger and that will or may become payable to the named executive officers at the completion of the merger or on a qualifying termination of employment upon or following the consummation of the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to the Terminix named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of Terminix stockholders. The “named executive officers” are the individuals listed as such in Terminix’s most recent annual proxy statement.
For additional details regarding the terms of the payments and benefits described below, see the discussion under the caption “The Merger Proposal — Interests of Terminix’s Directors and Executive Officers in the Transaction” beginning on page 105 above.
Certain Assumptions
The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of Terminix’s named executive officers would receive based on certain assumptions set forth below and in the footnotes to the tables. Some of the assumptions used in the table below are based upon information not currently available and, as a result, the actual amounts to be received by any of the individuals below may materially differ from the amounts set forth below. The ultimate values to be received by a named executive officer in connection with the merger may differ from the amounts set forth below. Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:
•
the relevant price per share of Terminix common stock is $43.83, which is the average closing price per share of Terminix common stock as reported on the NYSE over the first five business days following the first public announcement of the transaction on December 14, 2021;

•
the first effective time as referenced in this section occurs on August 15, 2022, which is the assumed date of the first effective time solely for purposes of the disclosure in this section;

•
the employment of each executive officer of Terminix was terminated by the surviving company without “cause” or due to the executive officer’s resignation for “good reason” (as such terms are defined in the relevant plans and agreements and set forth below), in either case immediately following the merger and on the assumed date of the first effective time of August 15, 2022;

•
the named executive officer’s base salary rate and annual target bonus remain unchanged from that in effect as of the date of this filing;

•
the Terminix restricted stock awards, performance unit awards and other awards outstanding as of the date hereof (assuming there is no vesting between the date hereof and August 15, 2022); and

•
each named executive officer has properly executed any required releases and complied with all requirements (including any applicable restrictive covenants) necessary in order to receive the payments and benefits.

	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Tax Reimbursement ($)	Other ($)(4)	Total ($)
Brett T. Ponton	3,900,000	5,921,186	7,727	—	3,106,370	12,935,283
Robert J. Riesbeck	2,405,000	2,169,147	13,746	—	693,610	5,281,503
David M. Dart	1,296,000	1,157,466	19,804	—	501,126	2,974,397
Deidre Richardson	1,312,000	683,047	6,606	—	502,992	2,504,644
Dion Persson	1,440,000	1,749,714	14,022	—	517,918	3,721,653

(1)
Cash.   Consists of a lump sum cash severance payment equal to the sum of (x) two times the executive officer’s annual base salary and (y) two times the executive officer’s annual target cash bonus under the AIP, each as in effect upon the qualifying termination of employment. The cash payments described above are “double trigger” and become payable only upon a qualifying termination of employment after a change in control of Terminix under the terms of the applicable arrangement. The amounts shown in this column are based on compensation and target annual bonus levels assumed to be in effect on August 15, 2022, which are the same as those in effect on the date of this proxy statement/prospectus; therefore, if compensation and benefit levels are changed after the date of this proxy statement/prospectus, actual payments to a named executive officer may be different than those provided for above.

(2)
Equity.   Reflects (i) the payment for cancellation of all vested, in-the-money Terminix Stock Options at the first effective time, which is a “single trigger” benefit provided to all holders of outstanding Terminix Stock Options and (ii) assumed accelerated vesting of unvested Terminix Stock Options, Terminix RSU Awards and Terminix PSU Awards, which is a “double trigger” benefit provided to all holders of such outstanding Terminix Stock Options, Terminix RSU Awards and Terminix PSU Awards that becomes vested and payable upon a qualifying termination of employment within following a change in control of Terminix. As described above under the heading “The Merger Proposal — Interests of Terminix’s Directors and Executive Officers in the Transaction — Treatment of Outstanding Terminix Equity Awards”, beginning on page 106, the value of the Terminix PSU Awards is estimated by deeming the applicable performance goals achieved for all purposes at the target level of performance.

For further details regarding the treatment of Terminix equity awards in connection with the merger, see “The Merger Proposal — Interests of Terminix’s Directors and Executive Officers in the Transaction — Treatment of Outstanding Terminix Equity Awards” beginning on page 106. The estimated values of such awards are shown in the following table:
	Terminix Stock Options ($)	Terminix RSU Awards ($)	Terminix PSU Awards @100% ($)	Total ($)
Brett T. Ponton	69,969	2,529,385	3,321,832	5,921,186
Robert J. Riesbeck	0	1,180,999	988,147	2,169,147
David M. Dart	134,869	350,991	671,607	1,157,466
Deidre Richardson	0	522,366	160,681	683,047
Dion Persson	428,940	470,296	850,477	1,749,714

(3)
Benefits.   The “Benefits” column reflects the monthly reimbursements equal to the excess of COBRA medical continuation coverage (+2%), less the then-active employee medical insurance premium rates for up to 18 months after the qualifying termination of employment. The cash payments described above are “double trigger” and become payable only upon a qualifying termination of employment after a change in control of Terminix under the terms of the applicable arrangement.

(4)
Other.   The “Retention Bonus” column below reflects retention bonus awards granted to the named executive officers, of which the following percentages are payable in connection with the closing of the merger: (a) for Mr. Ponton, 40% of which is payable upon closing of the merger and 60% of which is payable on the later of (i) three months from the date of closing of the merger or (ii) August 21, 2023; and (b) for Messrs. Riesbeck, Dart, Persson and Ms. Richardson, 50% of which is payable upon closing of the merger and 50% of which is payable on the later of (i) three months after the closing of the merger or (ii) August 21, 2023. If any of the named executive officers are terminated without cause after the closing of the merger and prior to the payment date described in clause (ii) above, the unpaid portion of the retention bonus is immediately paid. The portions of the retention bonuses payable on the closing of the merger are “single trigger” benefits, and the portions of the retention bonuses payable upon such termination of employment are “double trigger” benefits. The “Pro-Rata 2022 Bonus” column reflects payment of each named executive officer’s AIP bonus amount equal to the greater of the AIP bonus that the officer would receive upon the achievement of either target or actual performance metrics under the AIP for the year in which closing occurs, prorated from January 1 to the date of closing of the merger. For the purposes of illustration, the amounts in the table below are calculated as of August 15, 2022. This payment will be made at closing, and is a “single trigger” benefit.
	Retention Bonus ($)	Pro-Rata 2022 Bonus ($)	Total ($)
Brett T. Ponton	2,500,000	606,370	3,106,370
Robert J. Riesbeck	350,000	343,610	693,610
David M. Dart	350,000	151,126	501,126
Deidre Richardson	350,000	152,992	502,992
Dion Persson	350,000	167,918	517,918
Accounting Treatment of the Transaction
The transaction will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS under IFRS 3, Business Combinations, referred to as IFRS 3. IFRS requires that one of the two companies in a transaction be designated as the acquirer for accounting purposes based on the evidence available. Rentokil Initial will be treated as the acquiring entity for accounting purposes. In identifying Rentokil Initial as the acquiring entity for accounting purposes, Rentokil Initial and Terminix took into account the relative voting rights of all equity instruments, the intended composition of the governing body and senior management of the combined company and the size of each of the companies. In assessing the size of each of the companies, Rentokil Initial and Terminix management evaluated various metrics, including, but not limited to, revenue, profit before taxation, total assets and market capitalization. Accordingly, Rentokil Initial will record assets acquired, including identifiable intangible assets, and liabilities assumed from Terminix at their respective fair values at the date of completion of the transaction. Any excess of the purchase price over the net fair value of such assets and liabilities will be recorded as goodwill.
The financial condition and results of operations of Rentokil Initial after completion of the transaction will reflect Terminix after completion of the transaction, but will not be restated retroactively to reflect the historical financial condition or results of operations of Terminix. The earnings of Rentokil Initial following the completion of the transaction will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on depreciation expense, amortization expense and interest expense. Indefinite-lived intangible assets, including certain trademarks, and goodwill will not be amortized but will be tested for impairment at least annually, and all tangible and intangible assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, Rentokil Initial determines that tangible or intangible assets (including goodwill) are impaired, Rentokil Initial would record an impairment charge at that time.
Regulatory Approvals Required for the Transaction
General
As more fully described in this proxy statement/prospectus and in the merger agreement, and subject to the terms and conditions of the merger agreement, Rentokil Initial and Terminix have each agreed to use their respective reasonable best efforts to obtain all regulatory approvals required to complete the transaction. This includes (i) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all filings necessary to complete the transaction and other transactions contemplated by the merger agreement, (ii) using reasonable best efforts to obtain, as promptly as practicable, and thereafter maintain, all consents from any governmental authority or other third party that are necessary, proper or advisable to consummate the transaction or other transactions contemplated by the merger agreement, and complying with the terms and conditions of each consent, (iii) cooperating with the other parties to the merger agreement in their efforts to comply with their obligations under the merger agreement, including in seeking to obtain as promptly as practicable any consents necessary, proper or advisable to complete the transaction or other transactions contemplated by the merger agreement and (iv) defending any lawsuit or other legal proceeding, whether judicial or administrative, brought by any governmental authority or third party challenging the merger agreement or seeking to enjoin, restrain, prevent, prohibit or make illegal the consummation of the transaction or any of the other transactions contemplated by the merger agreement and contesting any order that enjoins, restrains, prevents, prohibits or makes illegal the consummation of the transaction or any of the other transactions contemplated by the merger agreement. Without limiting the generality of the undertakings set forth above, Rentokil Initial, Terminix and their respective subsidiaries are required to take, or cause to be taken, all actions, and must do or cause to be done, all things necessary, proper or advisable to eliminate each and every impediment under any antitrust or foreign investment law that is asserted by any governmental authority, obtain the consent or cooperation of any other person and permit and cause the satisfaction of the conditions to closing regarding the receipt of required regulatory approvals, in each of the foregoing cases, to permit the closing to occur as promptly as reasonably practicable and in any event prior to the end date. However, Rentokil Initial and its subsidiaries will not be required to propose, negotiate, commit to, effect or agree to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate, or other disposition of (i) businesses, assets, properties, or product lines of Terminix, Rentokil Initial, or any of their respective subsidiaries, or any combination thereof, that in the aggregate generated total revenues in excess of an amount equal to 12.8% of Terminix’s total revenues, in each case, in the 12-month period ending December 31, 2020 (subject to certain exceptions) or (ii) any rights to use or under any intellectual property rights related to the Terminix name or logo (subject to certain exceptions). For more information on these obligations, see the sections of this proxy statement/prospectus entitled “The Merger Agreement — Conditions to Completion of the Transaction” and “The Merger Agreement — Efforts to Consummate the Transaction” beginning on pages 141 and 154, respectively.
Department of Justice, Federal Trade Commission and Other Antitrust Authorities
Under the HSR Act, certain transactions, including the transaction, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the FTC and the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the early termination of that waiting period.
Each of Rentokil Initial and Terminix filed its respective HSR Act notification and report with respect to the transaction on January 10, 2022. Following informal discussions with the FTC staff, Rentokil Initial notified the FTC that it elected to withdraw and refile its notification and report form under the HSR Act prior to expiration of the initial waiting period to give the FTC additional time to review the proposed transaction. Rentokil Initial’s notification and report form was withdrawn effective as of February 9, 2022, and Rentokil Initial refiled its notification on February 11, 2022, commencing a new 30-calendar-day waiting period under the HSR Act. The applicable HSR Act waiting period expired on March 14, 2022.
At any time before or after the transaction is completed, the FTC or DOJ could take action under U.S. antitrust laws in opposition to the transaction, including seeking to enjoin completion of the transaction, condition approval of the transaction upon the divestiture of assets of Rentokil Initial, Terminix or their respective affiliates or impose restrictions on Rentokil Initial’s post-transaction operations. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take such action under other applicable regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin completion of the transaction or permitting completion subject to regulatory concessions or conditions. Private parties also may seek to take legal action under the antitrust laws under some circumstances.

Timing; Challenges by Governmental and Other Entities
There can be no assurance that any of the governmental or other entities described above, including the DOJ, FTC, U.S. state attorneys general, foreign regulators and private parties, will not challenge the transaction on antitrust, competition, or foreign investment grounds and, if such a challenge is made, there can be no assurance as to its result.
Subject to certain conditions, if the transaction is not completed on or before the end date (as it may be extended in accordance with the merger agreement), either Rentokil Initial or Terminix may terminate the merger agreement. For more information, see the section of this proxy statement/prospectus entitled “The Merger Agreement — Termination of the Merger Agreement” beginning on page 160.
Litigation Related to the Transaction
On March 25, 2022, in connection with a previously filed complaint on October 20, 2020, Bruce-Terminix Company, a licensee of Terminix (“Bruce”), filed the Bruce Lawsuit against Terminix and The Terminix International Company Limited Partnership, a subsidiary of Terminix. The original complaint generally alleged, among other things, that certain subsidiaries of Terminix violated the non-compete restriction under the licensee’s license agreement and the North Carolina Unfair and Deceptive Trade Practices Act. As supplemented, the Bruce Lawsuit further generally alleges, among other things, that a Rentokil Initial subsidiary currently competes in the licensee’s territory and that the transaction would violate the non-compete restriction under the licensee’s license agreement. The Bruce Lawsuit also alleges, among other things, that Bruce would suffer irreparable harm from purported competition with Rentokil Initial should the transaction be consummated, and seeks, among other things, injunctive relief enjoining the defendants from merging with Rentokil Initial so long as Rentokil Initial owns pest control companies with locations within Bruce’s service area and from disclosing to Rentokil Initial certain confidential or proprietary information of the Company. On August 1, 2022, the court denied Bruce’s motion for a preliminary injunction to enjoin the transaction. Terminix believes that the claims asserted in the Bruce Lawsuit are without merit.
In connection with the transaction, three complaints have been filed by purported Terminix stockholders against Terminix and its directors, and one draft complaint has been sent to Terminix. The complaints are captioned Ferreiro v. Terminix Global Holdings, Inc., et al., No. 1:22-cv-04987 (S.D.N.Y.); Justice v. Terminix Global Holdings, Inc., et al., No. 1:22-cv-05519 (S.D.N.Y.); and Baker v. Terminix Global Holdings, Inc., et al., No. 1:22-cv-05524 (S.D.N.Y.). The draft complaint is captioned Paxton v. Terminix Global Holdings, Inc., et al. and does not specify any court. The complaints and draft complaint generally allege that the preliminary registration statement filed with the SEC on June 7, 2022 omitted certain allegedly material information in connection with the transaction in violation of federal proxy laws, and one of the complaints further alleges that the Terminix directors further breached their fiduciary duties in connection with the transaction and that Terminix aided and abetted that breach. The lawsuits seek various remedies, including: enjoining the consummation of the transaction; rescission of the transaction, or rescissory damages in the event the transaction is consummated without the allegedly material disclosures; declaring the merger agreement unenforceable; directing dissemination of additional allegedly material disclosures; declaring that Terminix and its directors violated federal proxy laws; awarding plaintiffs costs and an allowance for attorneys’ and experts fees; and an accounting to the plaintiffs for any damages allegedly suffered. Given the early stage of the proceedings, it is impossible to predict the outcome or to estimate possible loss or range of loss. Rentokil Initial and Terminix believe that the claims asserted in the complaints and draft complaint are without merit.
Appraisal or Dissenters’ Rights
General
If you hold one or more shares of Terminix common stock, you may be entitled to appraisal rights under Delaware law and have the right to dissent from the transaction, have your shares appraised by the Delaware Court of Chancery and receive the “fair value” of such shares (exclusive of any element of value arising from the accomplishment or expectation of the transaction) as of the completion of the transaction in place of the merger consideration, as determined by such court, if you strictly comply with the procedures specified in Section 262 of the DGCL, subject to certain limitations under the DGCL. Any such Terminix stockholder awarded “fair value” for their shares by the court would receive payment of that fair value in cash, together with interest, if any, in lieu of the right to receive the merger consideration. The following discussion is not a full summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, the full text of which is attached as Annex C to this proxy statement/prospectus. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the holder of record of shares of Terminix common stock. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation that you exercise your rights to seek appraisal under Section 262 of the DGCL.
Under Section 262 of the DGCL, Terminix, not less than 20 days prior to the Terminix special meeting, must notify each stockholder who was a Terminix stockholder on the record date for notice of the Terminix special meeting and who is entitled to exercise appraisal rights, that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes the required notice to Terminix stockholders that appraisal rights are available in connection with the transaction. A holder of Terminix common stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and the full text of Section 262 of the DGCL as Annex C to this proxy statement/prospectus carefully. Failure to comply timely and properly with the requirements of Section 262 of the DGCL may result in the loss of appraisal rights. A stockholder who loses his, her or its appraisal rights will be entitled to receive the merger consideration.
How to Exercise and Perfect Your Appraisal Rights.   If you are a Terminix stockholder wishing to exercise the rights to seek an appraisal of your shares, you must do ALL of the following:
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you must not vote in favor of the adoption of the merger agreement. A proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement; if you vote by proxy and wish to exercise your appraisal rights, you must vote against the adoption of the merger agreement or abstain from voting your shares;

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you must deliver to Terminix a written demand for appraisal of your shares before the vote on the adoption of the merger agreement at the Terminix special meeting and such demand must reasonably inform Terminix of your identity and your intention to demand appraisal of your shares of Terminix common stock;

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you must continuously hold the shares from the date of making the demand through the completion of the transaction. You will lose your appraisal rights if you transfer such shares before the completion of the transaction; and

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you or the surviving company must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of such shares within 120 days after the completion of the transaction. The surviving company is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, it is the obligation of the Terminix stockholders to initiate all necessary action to perfect their appraisal rights in respect of shares of Terminix common stock within the time prescribed in Section 262 of the DGCL.

Voting, electronically at the Terminix special meeting or by proxy, against, abstaining from voting on or failing to vote on the adoption of the merger agreement will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.
Who May Exercise Appraisal Rights.   Only a holder of record of shares of Terminix common stock issued and outstanding at the time a demand for appraisal is made and that continue to be issued and outstanding and held of record by such holder immediately prior to the completion of the transaction may assert appraisal rights for the shares of Terminix common stock registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as the stockholder’s name appears on the stock certificates (or in the stock ledger). The demand for appraisal must reasonably inform Terminix of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its common stock. Beneficial owners who do not also hold their shares of common stock of record may not directly make appraisal demands to Terminix. The beneficial holder must, in such cases, have the owner of record, such as a bank, brokerage firm or other nominee, submit the required demand in respect of those shares of common stock of record. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of Terminix common stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of Terminix common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Terminix common stock as to which appraisal is sought. Where no number of shares of Terminix common stock is expressly mentioned, the demand will be presumed to cover all shares of Terminix common stock held in the name of the record owner.
IF YOU HOLD YOUR SHARES IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKERAGE FIRM OR OTHER NOMINEE, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKERAGE FIRM OR OTHER NOMINEE, YOU MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS.
If you own shares of Terminix common stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. If you hold shares of Terminix common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.
If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:
Terminix Global Holdings, Inc.
150 Peabody Place
Memphis, Tennessee 38103
Attention: Corporate Secretary
Rentokil Initial’s Actions After the Completion of the Transaction.   If the transaction is completed, the surviving company will give written notice of the completion of the transaction to you within 10 days after the completion of the transaction if you did not vote in favor of adoption of the merger agreement and you made a written demand for appraisal in accordance with Section 262 of the DGCL. At any time within 60 days after the completion of the transaction, if you have not commenced an appraisal proceeding or joined such a proceeding as a named party, you have the right to withdraw the demand and to accept the merger consideration in accordance with the merger agreement for your shares of Terminix common stock. Within 120 days after the completion of the transaction, but not later, either you, provided you have complied with the requirements of Section 262 of the DGCL, or the surviving company may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving company in the case of a petition filed by you, demanding a determination of the fair value of the shares of Terminix common stock held by all dissenting stockholders who are entitled to appraisal rights. The surviving company is under no obligation to file an appraisal petition and has no intention of doing so. If you desire to have your shares appraised, you should initiate any petitions necessary for the perfection of your appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.
Within 120 days after the completion of the transaction, provided you have complied with the provisions of Section 262 of the DGCL, you will be entitled to receive from the surviving company, upon your written request, a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which Terminix has received demands for appraisal, and the aggregate number of holders of those shares. The surviving company must mail this statement to you within the later of 10 days of receipt of the request or 10 days after expiration of the period for delivery of demands for appraisal. If you are the beneficial owner of shares of Terminix common stock held in a voting trust or by a nominee on your behalf you may, in your own name, file an appraisal petition or request from the surviving company the statement described in this paragraph. As noted above, however, a demand for appraisal may only be made by or on behalf of a holder of record of shares of Terminix common stock. If a petition for appraisal is duly filed by you or another record holder of Terminix common stock who has properly exercised his or her appraisal rights in accordance with the provisions of Section 262 of the DGCL, the surviving company will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the office of the Register in Chancery in which the petition was filed with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order the Register in Chancery to give notice of the time and place fixed for the hearing on the petition by registered or certified mail to the surviving company and to the stockholders shown on such duly verified list at the addresses therein stated. Such notice will also be published at least one week before the day of the hearing in at least one newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court of Chancery. The costs of these notices are borne by the surviving company. The Delaware Court of Chancery will then determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings and the Delaware Court of Chancery may dismiss from the proceedings any stockholder who fails to comply with this direction. If immediately before a merger the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Delaware Court of Chancery shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the transaction for such total number of shares exceeds $1 million or (3) the merger was approved pursuant to Section 253 or 267 of the DGCL. The Terminix common stock is listed on the NYSE and therefore this provision may be applicable in respect thereof, to the extent that Terminix common stock continues to be listed on the NYSE until immediately before the transaction.
After determination of the stockholders entitled to appraisal of their shares of Terminix common stock, the appraisal proceeding will be conducted as to the shares of Terminix common stock owned by such stockholders, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of Terminix common stock at the completion of the transaction held by dissenting stockholders who have properly exercised his, her or its appraisal rights, exclusive of any element of value arising from the accomplishment or expectation of the transaction, together with interest, if any, to be paid. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as otherwise provided in Section 262 of the DGCL, interest from the completion of the transaction through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the completion of the transaction and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving company may pay to each Terminix stockholder entitled to appraisal an amount in cash (which will be treated as an advance against the payment due to such Terminix stockholder), in which case interest shall accrue after such payment only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time. When the fair value is determined, the Delaware Court of Chancery will direct the payment of the fair value of the shares, together with interest, if any, by the surviving company to the Terminix stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares of Terminix common stock represented by certificates upon the surrender to the surviving company of such stockholder’s certificates.
In determining the fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the transaction which throw any light on future prospects of the combined company. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the [transaction].” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. The fair value of shares of Terminix common stock as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the merger consideration.
Rentokil Initial does not anticipate offering more than the per share merger consideration to any Terminix stockholder exercising appraisal rights and reserves the rights to make a voluntary cash payment pursuant to subsection (h) of Section 262 of the DGCL and to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of Terminix common stock is less than the per share merger consideration. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery.
If no party files a petition for appraisal within 120 days after the effective date of the transaction or, assuming the shares of Terminix common stock remain listed on a national securities exchange immediately before the transaction, if neither of the ownership thresholds above has been satisfied, then all Terminix stockholders will lose the right to an appraisal, and will instead receive the per share merger consideration described in the merger agreement, without interest thereon, less any withholding taxes.
The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Each Terminix stockholder party to the appraisal proceeding is responsible for its own attorneys’ fees and expert witnesses’ fees and expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares of Terminix common stock entitled to appraisal.
If you have duly demanded an appraisal in compliance with Section 262 of the DGCL you may not, on or after the effective date of the transaction, vote the shares of Terminix common stock subject to the demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of Terminix common stock as of a record date prior to the effective date of the transaction.
If you have not commenced an appraisal proceeding or joined such a proceeding as a named party, you may withdraw a demand for appraisal and accept the merger consideration by delivering a written withdrawal of the demand for appraisal and an acceptance of the merger to the surviving corporation, except that any attempt to withdraw made more than 60 days after the effective date of the merger will require written approval of the surviving corporation, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery. Such approval may be conditioned on the terms the Delaware Court of Chancery deems just; provided, however, that this provision will not affect the right of any Terminix stockholder that has made an appraisal demand but who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the transaction within 60 days after the effective date of the transaction. If you fail to perfect, successfully withdraw your demand for appraisal, or otherwise lose your appraisal rights, your shares of Terminix common stock will be converted into the right to receive the per share merger consideration, without interest thereon, less any withholding taxes.
Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of your appraisal rights. In that event, you will be entitled to receive the per share merger consideration for your shares of Terminix common stock in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the DGCL, if you are a Terminix stockholder and are considering exercising your appraisal rights under the DGCL, you are urged to consult your own legal and financial advisor.
THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES COMPLIANCE WITH THE PREREQUISITES OF SECTION 262 OF THE DGCL. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU ARE URGED TO CONSULT WITH YOUR OWN LEGAL AND FINANCIAL ADVISORS IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.
Restrictions on Resales of Rentokil Initial ADSs Received in the Transaction
The Rentokil Initial ADSs to be issued in connection with the transaction will be registered under the U.S. Securities Act and will be freely transferable under the U.S. Securities Act and the U.S. Exchange Act, except for Rentokil Initial ADSs issued to any shareholder who may be deemed to be an “affiliate” of Rentokil Initial for purposes of Rule 144 under the U.S. Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control with Rentokil Initial and may include the executive officers, directors and significant shareholders of Rentokil Initial. This proxy statement/prospectus does not cover resale of Rentokil Initial ADSs received by any person upon completion of the transaction, and no person is authorized to make use of this proxy statement/prospectus in connection with any such resale.
The Rentokil Initial Debt Financing
Overview
In order to provide financing certainty for the transaction, on December 13, 2021 Rentokil Initial obtained bridge facility commitments in an aggregate principal amount of $2,700 million from Barclays Bank PLC. On February 25, 2022 such commitments were terminated and replaced with bridge and term facility commitments having an original aggregate principal amount of $2,700 million consisting of (i) “Facility A”, a bridge facility having an original aggregate principal amount of $2,000 million, which has since been terminated in full as described below and (ii) “Facility B”, a term facility having an original aggregate principal amount of $700 million (collectively, the “Financing Commitments”) provided by a syndicate of banks. On March 25, 2022, an amendment letter was entered into in respect of the Financing Commitments in order to conform the duration of the Financing Commitments to the end date in the merger agreement. On May 25, 2022, an amendment letter was entered into in respect of the Financing Commitments in order to permit the Termination Date of Facility A to be extended to 1 April 2024.
On June 27, 2022, Rentokil Initial and its subsidiary issued (i) senior unsecured notes due June 27, 2027 in an aggregate principal amount of €850 million, (ii) senior unsecured notes due June 27, 2030 in an aggregate principal amount of €600 million and (iii) senior unsecured notes due June 27, 2032 in an aggregate principal amount of £400 million, in each case pursuant to Rentokil Initial’s Euro Medium Term Note Programme (the “New Senior Notes”). Following the issuance of the New Senior Notes, on June 30, 2022, Rentokil Initial terminated the Financing Commitments in respect of Facility A. The proceeds of the New Senior Notes have been converted to $2,000 million using hedging instruments.
The proceeds of Facility B and the New Senior Notes are intended to be used to pay the merger consideration, certain costs and expenses in connection therewith and for the refinancing of indebtedness of Terminix and its subsidiaries.

Facility B
Rentokil Initial is the borrower under Facility B. Facility B will mature on the third anniversary of the date of utilization. Facility B contains standard conditions precedent including, among others, corporate authorizations and confirmations relating to the closing of the transactions.
The interest rate for loans borrowed pursuant to Facility B is a benchmark rate based on the secured overnight financing rate for U.S. dollars plus a margin determined pursuant to a ratings-based pricing grid that ranges between 0.50% per annum and 1.00% per annum. Certain customary commitment, arrangement and agency fees are payable in respect of the Financing Commitments.
Facility B is (i) prepayable at the option of Rentokil Initial without penalty or premium (other than customary breakage payments) upon customary terms and (ii) required to be prepaid in certain customary circumstances, including in the case of illegality or upon change of control. Facility B does not amortize.
Facility B includes representations and warranties and undertakings that are customary for financings of this type. In particular, Rentokil Initial is required to comply with customary information undertakings to deliver financial statements, compliance certificates, certain documents distributed to shareholders and information pertaining to certain litigation, defaults, changes in credit rating or relating to the transactions contemplated by the merger agreement. Rentokil Initial is also required to comply with, and ensure that its subsidiaries comply with, general undertakings that restrict the ability of members of the Rentokil Initial group, subject to certain enumerated exceptions, to grant security interests, incur indebtedness (in the case of certain members of the Rentokil Initial group), make disposals or asset sales, make extensions of credit, become liable with respect to certain trade instruments, change the nature of its business or enter into certain fundamental transactions of amalgamation, merger or reconstruction. There are no financial performance maintenance covenants. Upon the occurrence of certain events of default, Rentokil Initial’s obligations under Facility B may, subject to certain limitations during a customary “certain funds” period, be accelerated and the lending commitments terminated. Events of default include failure to pay, failure to comply with undertakings (after expiration of a grace period in the case of a failure capable of cure), inaccuracy of representations in a material respect (after expiration of a grace period in the case of misrepresentations capable of cure), cross-default to certain other financial indebtedness of Rentokil Initial and its subsidiaries, insolvency events, repudiation by Rentokil Initial and any event or series or events that has a “material adverse effect” on the ability of Rentokil Initial to perform its obligations under the facilities or on the validity or enforceability of the documentation in respect thereof.
Facility B is provided by: Banco Santander S.A., London Branch; Bank of America Europe Designated Activity Company; Barclays Bank PLC; BNP Paribas; BNP Paribas Fortis SA/NV; HSBC UK Bank plc; ING Bank N.V., London Branch; Mizuho Bank, Ltd; Skandinaviska Enskilda Banken AB (publ); Standard Chartered Bank; Bank of China Limited, London Branch; JPMorgan Chase Bank, N.A., London Branch; The Bank of Nova Scotia, London Branch; United Overseas Bank Limited, London Branch; Fifth Third Bank, National Association; and Wells Fargo Bank, N.A., London Branch.
New Senior Notes
Rentokil Initial is the issuer of the senior unsecured notes due June 27, 2032 in an aggregate principal amount of £400 million (the “2032 Notes”), and is the guarantor of the senior unsecured notes due June 27, 2027 in an aggregate principal amount of €850 million (the “2027 Notes”), and the senior unsecured notes due June 27, 2030 in an aggregate principal amount of €600 million (the “2030 Notes”), each of which were issued by Rentokil Initial Finance B.V.
The interest rates for the 2027 Notes, the 2030 Notes and the 2032 Notes are 3.875% per annum, 4.375% per annum and 5.000% per annum respectively. Each of the New Senior Notes have very similar terms, each containing a negative pledge given by the relevant issuer and Rentokil Initial (as guarantor) that for so long as any of the New Senior Notes remain outstanding, neither the relevant issuer nor Rentokil Initial (as guarantor) will, and Rentokil Initial will procure that none of its subsidiaries will, create or permit to subsist any mortgage, lien, pledge or other charge (each a “Security Interest”) upon, or with respect to, any of its present or future business, undertaking, assets or revenues to secure any existing or future relevant indebtedness of any person or any guarantee or indemnity given in respect thereof, unless simultaneously with, or prior to, the creation of such Security Interest, the New Senior Notes, the guarantee and the trust deed relating to the New Senior Notes are secured equally and rateably by such Security Interests. This negative pledge shall not apply with regards to a Security Interest provided by or in respect of a company becoming a subsidiary of Rentokil Initial after the issue date, or where such Security Interest exists at the time that company becomes a subsidiary of Rentokil Initial (provided it was not created in contemplation of that company becoming such a subsidiary and the principal amount secured is not subsequently increased).
Each of the New Senior Notes may be repaid early in a number of circumstances and for a number of customary reasons, including (i) if the relevant issuer is obliged to pay additional amounts in respect of the relevant series of New Senior Notes pursuant to their terms as a result of a change in, or amendment to, or in the application or official interpretation of, UK tax law or regulation, (ii) if the relevant issuer or guarantor defaults on its obligations under the relevant series of New Senior Notes or in certain other circumstances described as ‘events of default’ in the terms and conditions of such series, (iii) if the relevant issuer chooses to exercise its right to redeem the relevant series of New Senior Notes, or (iv) if, during the life of the New Senior Notes, another company of person takes over, or otherwise assumes control of, Rentokil Initial and such change of control had a negative impact on the credit ratings assigned to the New Senior Notes and the noteholder exercises its option to require the relevant issuer to redeem or repay early the relevant series of New Senior Notes.
Each of the New Senior Notes may also be redeemed (in whole but not in part) by the relevant issuer upon expiry of the requisite period of notice at the acquisition event early redemption amount specified in the applicable pricing supplement together with accrued interest, if the transaction is not completed on or before 13 March 2023 or Rentokil Initial publicly announces on or before 13 March 2023 that it no longer intends to pursue the transaction.
The proceeds of the New Senior Notes are available to be used by Rentokil Initial for general corporate purposes.
All descriptions in this proxy statement/prospectus of the terms and conditions of the Financing Commitments are qualified by reference to the Bridge and Term Facilities Agreement, attached as Exhibit 10.3, and the amendments to the Bridge and Term Facilities Agreement, attached as Exhibit 10.4 and Exhibit 10.5 (as amended, the “Bridge and Term Facilities Agreement”), to the registration statement of which this proxy statement/prospectus constitutes a part. All descriptions in this proxy statement/prospectus of the terms and conditions of the New Senior Notes are qualified by reference to the Ninth Supplemental Trust Deed, attached as Exhibit 4.5 (the “Ninth Supplemental Trust Deed”), to the registration statement of which this proxy statement/prospectus constitutes a part. The reader is urged to refer to the Bridge and Term Facilities Agreement and the related amendments and the Ninth Supplemental Trust Deed for the definitive terms of the Financing Commitments and the New Senior Notes, respectively.
Material U.S. Federal Income Tax Consequences
The following discussion is a general summary based on present law of certain U.S. federal income tax considerations that may be relevant to U.S. Holders and Non-U.S. Holders (each as defined below) of exchanging their shares of Terminix common stock for the merger consideration pursuant to the transaction and to U.S. Holders of holding and disposing of Rentokil Initial ADSs received in the transaction. This discussion is based upon the Code, U.S. Treasury regulations promulgated under the Code (which we refer to as the “Treasury Regulations”), judicial authorities and published positions of the Internal Revenue Service (“IRS”), all as currently in effect, and all of which are subject to change or differing interpretations possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein. This discussion will not be binding on the IRS or the courts, and neither Rentokil Initial nor Terminix intends to obtain a ruling from the IRS with respect to the tax consequences described herein. Consequently, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the conclusions set forth in this discussion.
This discussion is for general information purposes only and is not a complete description of all tax considerations that may be relevant to holders of Terminix common stock; it is not a substitute for tax advice. It applies only to holders that hold their shares of Terminix common stock, and will hold the Rentokil Initial ADSs received in the transaction, as capital assets within the meaning of Section 1221(a) of the

Code (generally, property held for investment) and that use the U.S. dollar as their functional currency. In addition, it does not describe all of the U.S. federal income tax considerations that may be relevant to a holder of Terminix common stock in light of such holder’s particular circumstances, nor does it apply to holders subject to special rules under the U.S. federal income tax laws, such as banks or other financial institutions, insurance companies, tax-exempt entities and organizations, dealers or brokers, traders in securities that elect the mark-to-market method of accounting, governmental agencies or instrumentalities, mutual funds, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities (including S-corporations) and investors therein, U.S. expatriates, pension funds, individual retirement and other deferred accounts, “controlled foreign corporations, “passive foreign investment companies,” “personal holding companies,” persons liable for the alternative minimum tax, persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an “applicable financial statement,” persons that directly, indirectly or constructively, own or at any time during the five year period ending on the closing date owned, 5% or more of the total combined voting power of Terminix’s or Rentokil Initial’s voting stock or of the total value of Terminix’s or Rentokil Initial’s equity interests, persons who received their shares of Terminix common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, holders of Terminix common stock who exercise appraisal rights, U.S. Holders that hold their shares of Terminix common stock, or who will hold the Rentokil Initial ADSs, in connection with a permanent establishment or fixed base outside the United States, or holders that hold their shares of Terminix common stock or Rentokil Initial ADSs as part of a hedge, straddle, conversion, constructive sale or other integrated or risk reduction financial transaction. This summary also does not address any considerations relating to U.S. federal taxes other than income tax (such as estate or gift taxes), any U.S. state or local or non-U.S. tax laws or considerations, the Medicare tax on net investment income, any considerations with respect to any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations promulgated thereunder and any intergovernmental agreements entered in connection therewith and any laws, regulations or practices adopted in connection with any such agreement), or, except as expressly addressed below, any reporting requirements.
As used in this section, “U.S. Holder” means a beneficial owner of shares of Terminix common stock, and, after the exchange of shares of Terminix common stock for the merger consideration pursuant to the transaction, a beneficial owner of Rentokil Initial ADSs received in the transaction, that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity or arrangement taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.
A “Non-U.S. Holder” is a beneficial owner of shares of Terminix common stock, and, after the exchange of shares of Terminix common stock for the merger consideration pursuant to the transaction, a beneficial owner of Rentokil Initial ADSs received in the transaction, who is an individual, corporation, estate or trust, in each case, that is not a U.S. Holder.
The U.S. federal income tax treatment of a partner in a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) exchanging its shares of Terminix common stock for the merger consideration, or holding or disposing of Rentokil Initial ADSs, generally will depend on the status of the partner and the activities of the partnership. Partnerships and persons treated as partners in partnerships that hold shares of Terminix common stock should consult their own tax advisors regarding the specific U.S. federal income tax consequences to them of participating in the transaction and acquiring, owning and disposing of Rentokil Initial ADSs and Rentokil Initial ordinary shares.
The following discussion does not purport to be a complete analysis or discussion of all U.S. federal income tax considerations relating to the transaction or to the ownership and disposition of Rentokil Initial shares. All holders of Terminix common stock should consult their own tax advisors as to the specific tax consequences to them of the transaction and of the ownership and disposition of Rentokil Initial shares, including with respect to reporting requirements and the applicability and effect of any U.S. federal, state, local, non-U.S. or other tax laws in light of their particular circumstances.

This discussion under “Material U.S. Federal Income Tax Consequences” assumes that a U.S. Holder of Rentokil Initial ADSs, for U.S. federal income tax purposes, generally will be treated as the owner of the underlying Rentokil Initial ordinary shares that are represented by such Rentokil Initial ADSs. Accordingly, deposits or withdrawals of Rentokil Initial ordinary shares in exchange for Rentokil Initial ADSs will not be subject to U.S. federal income tax. For purposes of this discussion under “Material U.S. Federal Income Tax Consequences”, Rentokil Initial ADSs and Rentokil Initial ordinary shares will be referred to as “Rentokil Initial shares.”
Under Section 367(a) of the Code and the Treasury Regulations thereunder, special rules may apply to a U.S. Holder that actually or constructively owns 5% or more, by vote or value, of the issued and outstanding stock of Rentokil Initial immediately after the completion of the transaction. Any such U.S. Holder is urged to consult his, her or its tax adviser regarding the U.S. federal income tax consequences of the transaction with regard to such U.S. Holder’s particular circumstances.
Based on the composition of Rentokil Initial’s current gross assets and income and the manner in which Rentokil Initial expects to operate its business in future years, Rentokil Initial believes, and the following discussion assumes, that Rentokil Initial will not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for its current taxable year and does not expect to be so classified in the foreseeable future. The tests to determine whether a company is a PFIC apply annually and a company’s status can change depending, among other things, on changes in the composition and relative value of its gross receipts and assets, changes in its operations and changes in the market value of its stock. Accordingly, Rentokil Initial can provide no assurance that it will not be a PFIC for its current taxable year and can provide no assurance that it will not become a PFIC in any future taxable year. If Rentokil Initial were to be a PFIC for any taxable year during which a U.S. Holder owned Rentokil Initial shares, such U.S. Holder generally would be subject, in that taxable year and all subsequent taxable years (whether or not Rentokil Initial continued to be a PFIC), to materially adverse U.S. federal income tax consequences, including that gain from the sale or other disposition of Rentokil Initial shares as well as certain distributions on Rentokil Initial shares would be subject to tax at the highest ordinary income tax rates and an interest charge and U.S. Holders would be subject to additional information reporting requirements. U.S. Holders should consult their own tax advisors as to the potential application of the PFIC rules.
Tax Residence of Rentokil Initial
A corporation organized under non-U.S. law, such as Rentokil Initial, is generally treated as a foreign corporation for U.S. federal income tax purposes. Under Section 7874 of the Code, a corporation otherwise treated as a foreign corporation may be treated as a U.S. corporation for U.S. federal income tax purposes (or may be subject to certain other adverse tax consequences) if it acquires, directly or indirectly, substantially all of the assets held, directly or indirectly, by a U.S. corporation. These rules apply only if certain conditions are met, including that the former shareholders of the acquired U.S. corporation hold, by reason of their ownership of shares of that U.S. corporation, more than a specified percentage of the shares of the acquiring foreign corporation. Based on the percentage of the Rentokil Initial shares to be received by shareholders of Terminix in the transaction, Rentokil Initial does not expect these conditions to be met and thus Rentokil Initial does not expect Rentokil Initial’s indirect acquisition of Terminix to cause Rentokil Initial to be treated as a U.S. corporation for U.S. federal income tax purposes or otherwise to be subject to Section 7874 of the Code. However, the ownership of Rentokil Initial for purposes of Section 7874 of the Code must be finally determined after the completion of the transaction, by which time there could be adverse changes to the relevant facts and circumstances. If Rentokil Initial were to be treated as a U.S. corporation for U.S. federal income tax purposes or otherwise to be subject to Section 7874 of the Code, Rentokil Initial and its subsidiaries could be subject to substantial additional U.S. tax liability, its non-U.S. shareholders could be subject to U.S. withholding tax on any dividends and its U.S. shareholders could be subject to a higher rate of tax on any dividends. This discussion under “Material U.S. Federal Income Tax Consequences” assumes that Rentokil Initial will not be treated as a U.S. corporation for U.S. federal income tax purposes and has not otherwise been nor will be subject to Section 7874 of the Code.
U.S. Federal Income Taxation of the Transaction
The Transaction
The obligation of Terminix to complete the transaction is conditioned upon the receipt of an opinion from Wachtell, Lipton, Rosen & Katz, counsel to Terminix, or Davis Polk & Wardwell LLP, counsel to

Rentokil Initial, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the first merger and the second merger, taken together as an integrated transaction, will qualify (A) as a “reorganization” within the meaning of Section 368(a) of the Code and (B) for an exception to the general rule of Section 367(a)(1) of the Code. This opinion will be based on certain assumptions, representations and warranties and covenants, including those contained in the merger agreement and in tax representation letters provided by Rentokil Initial (on behalf of itself, Bidco, Merger Sub I and Merger Sub II) and Terminix. If any of these assumptions, representations and warranties or covenants underlying the tax opinion described above is or becomes incorrect, incomplete, inaccurate or is violated, the validity of, and the conclusions reached in, such tax opinion may be affected or jeopardized, and the U.S. federal income tax consequences of the transaction could differ materially from those discussed below. In addition, the opinion will be subject to certain qualifications and limitations as set forth therein.
Moreover, the opinion will not be binding on the IRS or the courts, and neither Rentokil Initial nor Terminix intends to obtain a ruling from the IRS with respect to the tax consequences of the transaction. Consequently, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the conclusions set forth in such opinion or the tax consequences described in the discussion below. In particular, if the transaction does not qualify as a reorganization for U.S. federal income tax purposes, the transaction would be treated as a fully taxable transaction for such purposes, in which case, a U.S. Holder would be required to recognize any gain or loss on its exchange of shares of Terminix common stock for the merger consideration. If the transaction does qualify as a reorganization but does not qualify for an exception to the general rule of Section 367(a)(1) of the Code, a U.S. Holder would be required to recognize the full amount of any gain, but not loss, on its exchange of shares of Terminix common stock for the merger consideration. In certain circumstances, a Non-U.S. Holder could be subject to U.S. federal income and/or withholding tax on its exchange of Terminix common stock for the merger consideration if the transaction does not qualify as a reorganization.
On the basis of the opinion described above that the transaction will be treated as a “reorganization” within the meaning of Section 368(a) of the Code and will qualify for an exception to the general rule of Section 367(a)(1) of the Code, the following discussion under “Tax Consequences to U.S. Holders of Terminix Common Stock of the Transaction” and “Tax Consequences to Non-U.S. Holders of Terminix Common Stock of the Transaction” describes the material U.S. federal income tax consequences of the transaction to U.S. Holders and Non-U.S. Holders of Terminix common stock.
Tax Consequences to U.S. Holders of Terminix Common Stock of the Transaction
A U.S. Holder (assuming, in the case of any such U.S. Holder that would be treated as a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Rentokil Initial following the transaction, that such U.S. Holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8):
•
that exchanges its shares of Terminix common stock solely for Rentokil Initial shares in the transaction will generally not recognize any gain or loss for U.S. federal income tax purposes, except in respect of cash received in lieu of fractional Rentokil Initial shares, if any;

•
that exchanges its shares of Terminix common stock solely for cash in the transaction will generally recognize gain or loss in an amount equal to the difference, if any, between the amount of cash (excluding cash received in lieu of fractional Rentokil Initial shares, if any) received by such U.S. Holder in the transaction and such U.S. Holder’s tax basis in its shares of Terminix common stock exchanged; and

•
that exchanges its shares of Terminix common stock for a combination of Rentokil Initial shares and cash in the transaction will generally recognize gain (but not loss) in an amount equal to the lesser of: (i) the amount of cash (excluding cash received in lieu of fractional Rentokil Initial shares, if any) received by such U.S. Holder in the transaction; and (ii) the excess, if any, of (a) the sum of the amount of cash (excluding cash received in lieu of fractional Rentokil Initial shares, if any) plus the fair market value of the Rentokil Initial shares (including any fractional Rentokil Initial shares deemed received) received by such U.S. Holder in exchange for its shares of Terminix common stock in the transaction, over (b) such U.S. Holder’s tax basis in its shares of Terminix common stock exchanged.

A U.S. Holder’s basis in its Terminix common stock will generally be equal to the amount paid for such stock.
Subject to the discussion below regarding potential dividend treatment, any such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long-term capital gain or loss if, as of the effective time, the U.S. Holder’s holding period with respect to the surrendered shares of Terminix common stock exceeds one year. A non-corporate U.S. Holder’s long-term capital gain may be taxed at lower rates. Deductions for capital losses are subject to significant limitations.
In certain circumstances, cash consideration received in a transaction otherwise qualifying as a reorganization may be characterized as a dividend for U.S. federal income tax purposes rather than capital gain where the payment of such cash consideration has the effect of a distribution of a dividend. Whether the payment of such consideration has such effect is generally determined by treating the cash as if it were the proceeds of a hypothetical redemption by the acquirer (or its parent) of additional share consideration deemed issued in the acquisition. If the receipt of cash in such deemed redemption would be treated as a distribution to the U.S. Holder with respect to Rentokil Initial under the tests set forth in Section 302 of the Code, the gain recognized pursuant to the transaction by such U.S. Holder would be treated as dividend income to the extent of such U.S. Holder’s ratable share of the accumulated earnings and profits of Terminix as calculated for U.S. federal income tax purposes. The IRS has ruled that gain is generally not recharacterized as a dividend under this rule in the case of an exchanging shareholder in a public corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs. Based on this and other applicable legal authority, and on the relevant facts (including the relative amount of the cash component of the merger consideration), the cash consideration received by Terminix stockholders in the transaction is generally not expected to be treated as a dividend for such exchanging shareholders. However, these rules are complex and because the possibility of dividend treatment depends upon each U.S. Holder’s particular circumstances, including the application of constructive ownership rules, U.S. Holders should consult their tax advisors regarding the application of the foregoing rules to them.
The aggregate tax basis of the Rentokil Initial shares a U.S. Holder receives in the transaction (including any fractional Rentokil Initial shares deemed received) will generally be the same as such U.S. Holder’s aggregate tax basis in its shares of Terminix common stock surrendered in exchange therefor, decreased by the amount of cash (excluding cash received in lieu of fractional Rentokil Initial shares, if any), if any, such U.S. Holder receives and increased by the amount of gain (excluding any gain recognized with respect to cash received in lieu of fractional Rentokil Initial shares, if any), if any, such U.S. Holder recognizes in the transaction. The holding period of the Rentokil Initial shares received by a U.S. Holder in the transaction will include such U.S. Holder’s holding period in the shares of Terminix common stock surrendered in exchange therefor.
In the case of a U.S. Holder who holds shares of Terminix common stock with differing tax bases and/or holding periods, which generally occurs when blocks of shares are purchased at different times or at different prices, the preceding rules must be applied separately to each identifiable block of shares of Terminix common stock, and such U.S. Holder may not offset a loss realized on one block of the shares against gain recognized on another block of the shares.
A U.S. Holder who receives cash in lieu of a fractional Rentokil Initial share in the transaction generally will be treated as having received such fractional share in the transaction and then as having received cash in exchange for such fractional Rentokil Initial share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional Rentokil Initial share and the portion of the U.S. Holder’s aggregate tax basis in the shares of Terminix common stock surrendered allocable to the fractional Rentokil Initial share. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the holding period for the shares of Terminix common stock is more than one year on the closing date of the transaction. A non-corporate U.S. Holder’s long-term capital gain may be taxed at lower rates. Deductions for capital losses are subject to significant limitations.
Tax Consequences to Non-U.S. Holders of Terminix Common Stock of the Transaction
In general, the U.S. federal income tax consequences to a Non-U.S. Holder that exchanges its shares of Terminix common stock for Rentokil Initial shares, cash or a combination of Rentokil Initial shares and cash in the transaction will be the same as those described above for a U.S. Holder, except that a Non-U.S. Holder generally will not be subject to U.S. federal withholding or income tax on any gain recognized in connection with the transaction unless:
(i)
the gain (if any) is effectively connected with such Non-U.S. Holder’s conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to the Non-U.S. Holder’s U.S. permanent establishment or fixed base in the United States), in which case such gain would be taxed on a net income basis in the same manner as if such Non-U.S. Holder were a U.S. person (and, if such Non-U.S. Holder is a corporation for U.S. federal income tax purposes, such Non-U.S. Holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty);

(ii)
such Non-U.S. Holder is an individual present in the United States for at least 183 days during the taxable year of disposition and certain other conditions are met, in which case such Non-U.S. Holder would generally be subject to U.S. federal income tax at a rate of 30% on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources, including gain from the disposition pursuant to the transaction, exceed any capital losses allocable to U.S. sources, except as otherwise required by an applicable income tax treaty; or

(iii)
Terminix is or has been a U.S. real property holding corporation (a “USRPHC”), as defined in Section 897 of the Code at any time within the five-year period preceding the transaction and certain other conditions are satisfied. Terminix believes that, as of the effective time of the transaction, Terminix will not have been a USRPHC at any time within the five-year period ending on the date thereof.

U.S. Federal Income Taxation of U.S. Holders of Rentokil Initial Shares
Dividends
The gross amount of any distribution of cash with respect to Rentokil Initial shares will be included in a U.S. Holder’s gross income as a dividend to the extent of Rentokil Initial’s current or accumulated earnings and profits as determined under U.S. federal income tax laws. Rentokil Initial does not expect to maintain calculations of earnings and profits for U.S. federal income tax purposes. Therefore, a U.S. Holder should expect that any such distribution will generally be treated as a dividend from foreign sources when actually or constructively received. Dividends generally will not be eligible for the dividends-received deduction generally available to U.S. corporations. Dividends received from a “qualified foreign corporation” by eligible non-corporate U.S. Holders that satisfy a minimum holding period and certain other requirements generally will be taxed at the preferential rate applicable to qualified dividend income. Rentokil Initial will be treated as a qualified foreign corporation if its shares or ADSs are readily tradable on an established securities market in the United States or Rentokil Initial qualifies for comprehensive benefits under the U.S.-UK income tax treaty and Rentokil Initial has not become and does not become a “surrogate foreign corporation” for U.S. federal income tax purposes after December 22, 2017 and, in each case, Rentokil Initial is not a PFIC for either the taxable year of distribution or the preceding taxable year. U.S. Treasury guidance indicates that shares listed on the NYSE will be considered readily tradable on an established securities market in the United States. There can be no assurance, however, that Rentokil Initial shares will be considered readily tradable on an established securities market in future years. Rentokil Initial does not believe that it is a surrogate foreign corporation but can provide no assurance that it is not a surrogate foreign corporation and can provide no assurance that it will not become a surrogate foreign corporation.
Dividends paid in a currency other than U.S. dollars will be included in income in a U.S. dollar amount based on the exchange rate in effect on the date the dividend is includible in the U.S. Holder’s income, whether or not the currency is converted into U.S. dollars at that time. A U.S. Holder’s tax basis in the non-U.S. currency will equal the U.S. dollar amount included in income. Any gain or loss realized on a subsequent conversion or other disposition of the non-U.S. currency for a different U.S. dollar amount generally will be U.S. source ordinary income or loss. If dividends paid in a currency other than U.S. dollars are converted into U.S. dollars on the day they are received, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Sales or Other Dispositions of Rentokil Initial Shares
A U.S. Holder generally will recognize capital gain or loss on the sale or other disposition of Rentokil Initial shares in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s adjusted tax basis in the disposed Rentokil Initial shares. Any gain or loss generally will be treated as arising from U.S. sources and will be long-term capital gain or loss if the U.S. Holder’s holding period exceeds one year. A non-corporate U.S. Holder’s long-term capital gain may be taxed at lower rates. Deductions for capital losses are subject to significant limitations.
Backup Withholding and Information Reporting
In general, information reporting requirements may apply to the cash payments made to U.S. Holders and Non-U.S. Holders in connection with the transaction and in respect of Rentokil Initial shares, unless an exemption applies. Backup withholding tax may apply to amounts subject to reporting if the applicable stockholder fails to provide an accurate taxpayer identification number, fails to report all interest and dividends required to be shown on its U.S. federal income tax returns or otherwise fails to establish an exemption to backup withholding. U.S. Holders and Non-U.S. Holders can claim a credit against their U.S. federal income tax liability for the amount of any backup withholding tax and a refund of any excess, provided that all required information is timely provided to the IRS. U.S. Holders and Non-U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.
THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR HOLDER. THE TAX CONSEQUENCES OF THE TRANSACTION AND OF HOLDING AND DISPOSING OF RENTOKIL INITIAL SHARES WILL DEPEND ON A HOLDER’S SPECIFIC SITUATION. EACH HOLDER IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO THE HOLDER OF THE TRANSACTION AND HOLDING AND DISPOSING OF RENTOKIL INITIAL SHARES IN LIGHT OF THE HOLDER’S OWN CIRCUMSTANCES, AS WELL AS THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.
Material UK Tax Consequences of Owning Rentokil Initial Ordinary Shares or Rentokil Initial ADSs
The following statements are intended only as a general guide to certain UK tax considerations and do not purport to be a complete analysis of all potential UK tax consequences relating to the holding or disposing of Rentokil Initial ordinary shares or Rentokil Initial ADSs. Save as set out in paragraph C(i), these statements do not purport to provide any analysis of the UK tax consequences of the transaction or of the tax position of Rentokil Initial, Terminix, Bidco or Merger Subs. They are based on current UK law and what is understood to be the current practice of HM Revenue & Customs as of the date of this proxy statement/prospectus, both of which may change, possibly with retroactive effect.
Save where expressly stated otherwise, the following statements apply only to Terminix stockholders who (i) are not resident nor, in the case of individuals, domiciled in the UK for UK tax purposes, (ii) hold Terminix common stock, and, following the transaction, Rentokil Initial ordinary shares or Rentokil Initial ADSs as an investment and (iii) are, for UK tax purposes, the absolute beneficial owner of Rentokil Initial ordinary shares or Rentokil Initial ordinary shares represented by Rentokil Initial ADSs (as applicable) and any dividends paid on such Rentokil Initial ordinary shares or such Rentokil Initial ordinary shares represented by Rentokil Initial ADSs. The tax position of certain categories of Terminix stockholders who are subject to special rules is not considered and who, it should be noted, may incur liabilities to UK tax on a different basis to that described below. This includes persons holding Terminix stock or, following the transaction, Rentokil Initial ordinary shares or Rentokil Initial ADSs acquired in connection with an employment, dealers in securities, insurance companies, collective investment schemes, charities or exempt pension funds.
The following statements summarize the current position and are intended as a general guide only. They do not constitute tax advice. Terminix stockholders who are in any doubt as to their UK tax position, or who may be subject to tax in a jurisdiction other than the UK, are strongly recommended to consult their own professional advisers.

A.   Taxation of Disposals of Rentokil Initial Ordinary Shares or Rentokil Initial ADSs
Holders of Rentokil Initial ordinary shares or Rentokil Initial ADSs who are not resident in the UK should not generally be subject to UK taxation of capital gains on the disposal or deemed disposal of Rentokil Initial ordinary shares or Rentokil Initial ADSs unless they are carrying on a trade, profession or vocation in the UK through a branch or agency there (or, in the case of a corporate holder, they are carrying on a trade in the UK through a permanent establishment there) in connection with which the Rentokil Initial ordinary shares or Rentokil Initial ADSs are used, held or acquired.
Non-UK tax resident holders may be subject to non-UK taxation on any gain under local law.
An individual holder of Rentokil Initial ordinary shares or Rentokil Initial ADSs who has been resident for tax purposes in the UK but who ceases to be so resident or becomes treated as resident outside the UK for the purposes of a double tax treaty for a period of five years or less and who disposes of all or part of his or her Rentokil Initial ordinary shares or Rentokil Initial ADSs during that period may be liable to capital gains tax on his or her return to the UK, subject to any available exemptions or reliefs.
B.   Taxation of Dividends Received from Rentokil Initial
Rentokil Initial is not required to withhold UK tax when paying a dividend. Holders resident outside the UK should generally not be subject to UK taxation on dividend income unless they are carrying on a trade, profession or vocation through a branch or agency in the UK (or, in the case of a corporate holder, they are carrying on a trade in the UK through a permanent establishment there) and the dividends are either a receipt of that trade, profession or vocation (or, in the case of a corporate holder, the Rentokil Initial ordinary shares or Rentokil Initial ADSs are used by, or held by or for, that UK permanent establishment). Holders resident outside the UK should consult their own tax adviser concerning their tax position on dividends received from Rentokil Initial.
C.   UK Stamp Duty and Stamp Duty Reserve Tax (Which We Refer to as “SDRT”)
The statements in this paragraph C. apply to any holders of Rentokil Initial ordinary shares or Rentokil Initial ADSs irrespective of their residence, summarize the current position and are intended as a general guide only. Special rules apply to agreements made by, amongst others, intermediaries.
(i)
Consequences of the transaction

Terminix stockholders should not be liable to pay any UK stamp duty or SDRT in respect of the issuance of Rentokil Initial ordinary shares or Rentokil Initial ADSs pursuant to the transaction.
(ii)
Subsequent transfers of underlying Rentokil Initial ordinary shares on cancellation of Rentokil Initial ADSs

The transfer of underlying Rentokil Initial ordinary shares to holders of Rentokil Initial ADSs in exchange for the cancellation of such Rentokil Initial ADSs should not give rise to a UK stamp duty or SDRT charge.
(iii)
Subsequent transfers of Rentokil Initial ordinary shares in other circumstances

UK stamp duty at the rate of 0.5% (rounded up to the next multiple of £5) of the amount or value of the consideration given is generally payable on a physical instrument transferring Rentokil Initial ordinary shares. (A charge to SDRT will also arise on an unconditional agreement to transfer Rentokil Initial ordinary shares (at the rate of 0.5% of the amount or value of the consideration payable). However, if within six years of the date of the agreement becoming unconditional an instrument of transfer is executed pursuant to the agreement, and UK stamp duty is paid on that instrument, any SDRT already paid should be refunded (generally, but not necessarily, with interest) provided that a claim for repayment is made, and any outstanding liability to SDRT should be cancelled.) An exemption from UK stamp duty is available on an instrument transferring Rentokil Initial ordinary shares where the amount or value of the consideration is £1,000 or less, and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions for which the aggregate consideration exceeds £1,000. The liability to pay UK stamp duty or SDRT is generally satisfied by the purchaser or transferee.

Paperless transfers of Rentokil Initial ordinary shares, such as those occurring within CREST, are generally liable to SDRT, rather than UK stamp duty, at the rate of 0.5% of the amount or value of the consideration. CREST is obliged to collect SDRT on relevant transactions settled within the system. The charge is generally borne by the purchaser. Under the CREST system, no UK stamp duty or SDRT should arise on a transfer of Rentokil Initial ordinary shares into the system unless such a transfer is made (or deemed to be made) for a consideration in money or money’s worth, in which case a liability to SDRT (usually at a rate of 0.5%) will arise.
In cases where Rentokil Initial ordinary shares are transferred to a connected company (or its nominee), SDRT (or UK stamp duty) may be chargeable on the higher of (i) the amount or value of the consideration and (ii) the market value of the Rentokil Initial ordinary shares.
(iv)
Rentokil Initial ordinary shares held through Clearance Systems or Depositary Receipt Arrangements

Special rules apply where Rentokil Initial ordinary shares are issued or transferred to, or to a nominee or agent for, either a person whose business is or includes issuing depositary receipts or a person providing a clearance service. SDRT or UK stamp duty may be charged at a rate of 1.5%, with subsequent transfers within the clearance service or transfers of depositary receipts then being free from SDRT or UK stamp duty. HMRC previously accepted that this charge is in breach of EU law so far as it applies to new issues of shares or transfers that are an integral part of a capital raising. Following the UK’s departure from the EU, such pre-existing EU rights, recognized in litigation, were preserved as a domestic law matter following the end of the implementation period on 31 December 2020 pursuant to provisions of the UK European Union (Withdrawal) Act 2018. Accordingly, no SDRT or UK stamp duty is payable upon the issue of Rentokil Initial ordinary shares to a clearance service or depositary (or upon the transfer of Rentokil Initial ordinary shares to a clearance service or depositary where such transfer is integral to the raising of capital by Rentokil Initial). HMRC’s published view is that the 1.5% SDRT or UK stamp duty charge continued to apply to other transfers of shares into a clearance service or depositary receipt arrangement, although this has been disputed. Further litigation indicates that certain transfers of legal title to clearance services in connection with listing, but not integral to a new issue, are also not chargeable. In view of the continuing uncertainty, specific professional advice should be sought before incurring a 1.5% UK stamp duty or SDRT charge in any circumstances.
(v)
Subsequent transfers of Rentokil Initial ADSs

Provided there is no written instrument of transfer, transfers of the Rentokil Initial ADSs for consideration should not attract a charge to UK stamp duty. Paperless transfers of Rentokil Initial ADSs held by DTC should not incur an SDRT charge.

THE ADVISORY COMPENSATION PROPOSAL
Pursuant to Section 14A of the U.S. Exchange Act and Rule 14a-21(c) thereunder, Terminix is required to submit to a non-binding, advisory stockholder vote certain compensation that may be paid or become payable to Terminix’s named executive officers that is based on or otherwise relates to the transaction as disclosed in the section of this proxy statement/prospectus entitled “The Merger Proposal — Interests of Terminix’s Directors and Executive Officers in the Transaction” beginning on page 105. The compensation proposal gives Terminix stockholders the opportunity to express their views on the merger-related compensation of Terminix’s named executive officers.
Accordingly, Terminix is asking Terminix stockholders to vote “FOR” the adoption of the following resolution, on a non-binding, advisory basis:
“RESOLVED, that the compensation that may be paid or become payable to Terminix’s named executive officers that is based on or otherwise relates to the transaction, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Merger Proposal —  Interests of Terminix’s Directors and Executive Officers in the Transaction —  Quantification of Potential Payments and Benefits to Terminix Named Executive Officers in Connection with the Merger,” including the associated narrative discussion and the agreements, plans, arrangements or understandings pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”
The vote on the compensation proposal is a vote separate and apart from the vote to adopt the merger agreement. Accordingly, if you are a Terminix stockholder, you may vote to approve the merger proposal, and vote not to approve the compensation proposal, and vice versa. The vote on the compensation proposal is advisory and non-binding. As a result, if the transaction is completed, the merger-related compensation may be paid to Terminix’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Terminix stockholders do not approve the compensation proposal.
The Terminix board of directors unanimously recommends a vote “FOR” the compensation proposal.
The affirmative vote of the holders of at least a majority in voting power of the outstanding shares of Terminix common stock present in person (including virtually via the Internet) or represented by proxy at the Terminix special meeting and entitled to vote is required to approve the compensation proposal, assuming a quorum is present. A broker non-vote or a Terminix stockholder’s failure to return or submit a proxy and to attend the Terminix special meeting will have no effect on the compensation proposal (assuming a quorum is present), but the failure of any shares present or represented at the Terminix special meeting and entitled to vote on the proposal to vote will have the same effect as a vote “AGAINST” the compensation proposal.
IF YOU ARE A TERMINIX STOCKHOLDER, THE TERMINIX BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE COMPENSATION PROPOSAL (PROPOSAL 2).

THE MERGER AGREEMENT
The summary of the material provisions of the merger agreement below and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not provide all of the information about the merger agreement that might be important to you. You are urged to read the merger agreement carefully and in its entirety because it is the legal document that governs the merger and the other transactions described in this proxy statement/prospectus.
Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement
The merger agreement and the summary of its terms in this proxy statement/prospectus have been included to provide information about the terms and conditions of the merger agreement. The terms and information in the merger agreement are not intended to provide any other public disclosure of factual information about Terminix, Rentokil Initial or any of their respective subsidiaries or affiliates. The representations, warranties, covenants and agreements contained in the merger agreement are made by Terminix, Rentokil Initial, Bidco, Merger Sub I and Merger Sub II only for the purposes of the merger agreement and are qualified and subject to certain limitations and exceptions agreed to by Terminix, Rentokil Initial, Bidco, Merger Sub I and Merger Sub II in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement and were negotiated for the purpose of allocating contractual risk among the parties to the merger agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC and in some cases may be qualified by disclosures made by one party to the other, which are not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in Terminix’s or Rentokil Initial’s public disclosures. Investors are not third-party beneficiaries under the merger agreement except for the limited purposes expressly set forth therein and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.
For the foregoing reasons, the representations, warranties, covenants and agreements and any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Terminix and Rentokil Initial or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus.
Structure of the Transaction
The merger agreement provides that, subject to the terms and conditions of the merger agreement, (1) at the first effective time, Merger Sub I, a direct wholly owned subsidiary of Bidco, will merge with and into Terminix with Terminix surviving as a wholly owned direct subsidiary of Bidco, and (2) immediately thereafter, at the second effective time, Terminix will merge with and into Merger Sub II, with Merger Sub II surviving as a wholly owned direct subsidiary of Bidco and therefore a wholly owned indirect subsidiary of Rentokil Initial.
From and after the second effective time, the certificate of formation and limited liability company agreement of Merger Sub II in effect immediately prior to the second effective time will be the certificate of formation and limited liability company agreement, respectively, of the surviving company, in each case, until amended in accordance with applicable law and such certificate of formation and limited liability company agreement, as applicable. From and after the second effective time, the surviving company will be managed by its sole member.

Closing and Effectiveness of the Transaction
Unless otherwise mutually agreed to by Terminix and Rentokil Initial, the closing of the transaction will take place at 8:00 a.m., Eastern Time, on the fifth business day following the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to the completion of the transaction (other than conditions that by their nature are to be satisfied at the closing of the transaction, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions by the party or parties entitled to the benefit thereof at the closing of the transaction) described under the section of this proxy statement/prospectus entitled “The Merger Agreement — Conditions to Completion of the Transaction” beginning on page 141 or, if such date would fall on or after the end date, then on the business day immediately preceding the end date.
At the closing, the parties will file certificates of merger with the Secretary of State of the State of Delaware to effectuate the transaction. The first merger will become effective when the first certificate of merger has been duly filed with the Secretary of State of the State of Delaware or at a later time as agreed by Terminix and Rentokil Initial as specified in such certificate of merger. The second merger will become effective when the second certificate of merger has been duly filed with the Secretary of State of the State of Delaware or at a later time as agreed by Terminix and Rentokil Initial as specified in such certificate of merger. At the second effective time, all of the rights, powers, privileges and franchises of Terminix and Merger Sub II and all of the obligations, liabilities, restrictions and disabilities of Terminix and Merger Sub II will vest in the surviving company.
Terminix and Rentokil Initial expect to complete the transaction on October 12, 2022, assuming the merger proposal is approved by Terminix stockholders on October 6, 2022 and the other conditions to closing (described under the section of this proxy statement/prospectus entitled “The Merger Agreement — Conditions to Completion of the Transaction” beginning on page 141) are satisfied (including approval of the Rentokil Initial transaction-related proposals by Rentokil Initial shareholders on October 6, 2022).
Merger Consideration
At the first effective time, by virtue of the first merger and without any action on the part of the parties to the merger agreement or any Terminix stockholder, each share of Terminix common stock (other than excluded shares) will be automatically converted into the right to receive (and, immediately following such conversion, those shares of Terminix common stock will be automatically cancelled and cease to exist (the “Cancellation”)), at the election of the holders of such shares, either the stock consideration or cash consideration. Any Terminix stockholder who does not make an election will be deemed to have made an election to receive the stock consideration.
The total number of Rentokil Initial ADSs to be issued and the aggregate amount of cash to be paid under the terms of the merger agreement will not vary as a result of individual election preferences. The Rentokil Initial ADSs issued in connection with the transaction will be listed on the NYSE and are expected to trade under the symbol “RTO.” Based on the number of shares of Terminix common stock and Rentokil Initial ordinary shares outstanding on August 31, 2022, immediately after completion of the transaction, we expect that former Terminix stockholders who receive Rentokil Initial ADSs in the transaction would own Rentokil Initial ADSs representing approximately 25.7% of the outstanding ordinary shares of Rentokil Initial, and Rentokil Initial shareholders immediately prior to the transaction would own approximately 74.3% of the outstanding ordinary shares of Rentokil Initial.
The value of the per share cash consideration and the value of the per share stock consideration as of the measurement day will be substantially the same. For example, as of July 15, 2022 (which date has been selected solely for illustrative purposes), Rentokil Initial’s volume weighted share price was £5.0825 (expressed in whole pounds sterling and pence, to four decimal places) and the spot Sterling-U.S. Dollar exchange rate was 1.1855. If such date were the measurement day, the Rentokil Initial ADS price would be $30.13 and, accordingly, subject to certain allocation and proration provisions of the merger agreement, as described in the section of this proxy statement/prospectus entitled “The Merger Agreement — Allocation of Merger Consideration and Illustrative Elections and Calculations” beginning on page 135:

•
the per share cash consideration would be an amount in cash equal to $42.99 which is (A) $11.00, the per share cash amount, plus (B) $31.99, the product of 1.0619, the exchange ratio, and $30.13, the Rentokil Initial ADS price as of such date; and

•
the per share stock consideration would be a number of Rentokil Initial ADSs equal to 1.4270 (which have an approximate value as of such date of $42.99) which is (A) 1.0619, the exchange ratio, plus (B) 0.3651, the quotient of $11.00, the per share cash amount, and $30.13, the Rentokil Initial ADS price as of such date.

As a result, as of July 15, 2022, the implied value of each of the per share cash consideration and the per share stock consideration was approximately $42.99 per share of Terminix common stock.
The market value of the merger consideration to Terminix stockholders will fluctuate with the market price of Rentokil Initial ordinary shares and will not be known at the time that Terminix stockholders vote on the transaction. Based on Rentokil Initial’s five-day average daily volume weighted share price and the five-day average of the Sterling-U.S. Dollar exchange rate, in each case, over the period spanning December 6, 2021 to December 10, 2021, inclusive, the implied value of the merger consideration to Terminix stockholders was approximately $55.00 per share of Terminix common stock. As described in the prior paragraph, based on Rentokil Initial’s volume weighted average share price and the spot Sterling-U.S. Dollar exchange rate, in each case, as of July 15, 2022, the implied value of the merger consideration to Terminix stockholders was approximately $42.99 per share of Terminix common stock. To further demonstrate how the implied value of the merger consideration may fluctuate over time, we note that as of August 31, 2022 (the latest practicable date prior to the date of this proxy statement/prospectus), Rentokil Initial’s volume weighted share price was £5.2331 (expressed in whole pounds sterling and pence, to four decimal places) and the spot Sterling-U.S. Dollar exchange rate was 1.1638. If such date were the measurement day, the Rentokil Initial ADS price would be $30.45 and, accordingly, subject to certain allocation and proration provisions of the merger agreement, as described in the section of this proxy statement/prospectus entitled “The Merger Agreement — Allocation of Merger Consideration and Illustrative Elections and Calculations” beginning on page 135:
•
the per share cash consideration would be an amount in cash equal to $43.33 which is (A) $11.00, the per share cash amount, plus (B) $32.33, the product of 1.0619, the exchange ratio, and $30.45, the Rentokil Initial ADS price as of such date; and

•
the per share stock consideration would be a number of Rentokil Initial ADSs equal to 1.4231 (which have an approximate value on such date of $43.33) which is (A) 1.0619, the exchange ratio, plus (B) 0.3612, the quotient of $11.00, the per share cash amount, and $30.45, the Rentokil Initial ADS price as of such date.

As a result, as of August 31, 2022, the implied value of each of the per share cash consideration and the per share stock consideration was approximately $43.33 per share of Terminix common stock.
The market price of Rentokil Initial ordinary shares and the implied value of the merger consideration, could be greater than, less than or the same as their market price or implied value, as applicable, on the date of this proxy statement/prospectus or the date of the Terminix special meeting. Accordingly, you should obtain current market quotations for Rentokil Initial ordinary shares and Terminix common stock before deciding how to vote with respect to the merger proposal. Rentokil Initial ordinary shares and Terminix common stock are traded on the LSE and the NYSE, under the symbols “RTO” and “TMX,” respectively. The price of Rentokil Initial ordinary shares is reported in pounds sterling.
Stock Consideration
The merger agreement provides that each share of Terminix common stock with respect to which (x) an election to receive the stock consideration (each, a “stock electing share”) has been effectively made and not revoked or lost or (y) an election has not effectively been made prior to the election deadline (each, a “non-electing share”) will automatically convert at the first effective time into the right to receive a number of Rentokil Initial ADSs (each representing a beneficial interest in five Rentokil Initial ordinary shares) equal to (A) the exchange ratio plus (B) the quotient (rounded to four decimal places) of the per share cash amount and the Rentokil Initial ADS price.

Proration.   Notwithstanding anything contained in the immediately preceding paragraph to the contrary, if the stock consideration is oversubscribed such that:
•
the product of (i) the sum of the total number of stock electing shares and non-electing shares and (ii) the stock consideration (such product being the “stock election amount”) exceeds

•
the product of the exchange ratio and the total number of shares of Terminix common stock (other than certain excluded shares) issued and outstanding immediately prior to the first effective time (the “available stock election amount”), then each stock electing share and each non-electing share will be converted into the right to receive:
•
a prorated number of Rentokil Initial ADSs (the “prorated stock amount”) equal to the product (rounded to four decimal places) of (1) the stock consideration and (2) a fraction, the numerator of which will be the available stock election amount and the denominator of which will be the stock election amount; and

•
an amount of cash (without interest) in U.S. dollars (rounded down to the nearest cent) equal to the product of (1) (A) the stock consideration minus (B) the prorated stock amount and (2) the Rentokil Initial ADS price. Such cash amount will be equivalent to the value of the amount of stock consideration owed in excess of the prorated number of Rentokil Initial ADSs, with such stock consideration valued based on the volume weighted average price (in U.S. dollars) of Rentokil Initial ADSs (measured using the volume weighted average price of Rentokil Initial ordinary shares multiplied by the number of Rentokil Initial ordinary shares represented by each Rentokil Initial ADS) for the measurement day.

Cash Consideration
The merger agreement provides that each share of Terminix common stock with respect to which an election to receive cash consideration (each, a “cash electing share”) has been effectively made and not revoked or lost will convert at the first effective time into the right to receive an amount in cash, without interest, and in U.S. dollars (rounded down to the nearest cent) equal to (A) the per share cash amount plus (B) the product of the exchange ratio and the Rentokil Initial ADS price.
Proration.   Notwithstanding anything contained in the immediately preceding paragraph to the contrary, if the cash consideration is oversubscribed such that:
•
the product of the number of cash electing shares and the cash consideration (such product being the “cash election amount”) exceeds

•
the product of the per share cash amount and the total number of shares of Terminix common stock (other than certain excluded shares) issued and outstanding immediately prior to the first effective time (the “available cash election amount”), then each cash electing share shall be converted into a right to receive:
•
a prorated amount in cash (without interest) in U.S. dollars (rounded down to the nearest cent) (the “prorated cash amount”) equal to the product of (1) the cash consideration and (2) a fraction, the numerator of which shall be the available cash election amount and the denominator of which shall be the cash election amount; and

•
a number of Rentokil Initial ADSs equal to the quotient (rounded to four decimal places) of (1) (A) the cash consideration minus (B) the prorated cash amount and (2) the Rentokil Initial ADS price. Such number of Rentokil Initial ADSs will have a value equivalent to the amount of cash consideration owed in excess of the prorated cash amount, and will be valued based on the volume weighted average price (in U.S. dollars) of Rentokil Initial ADSs (measured using the volume weighted average price of Rentokil Initial ordinary shares multiplied by the number of Rentokil Initial ordinary shares represented by each Rentokil Initial ADS) for the measurement day.

Cash/Stock Election
At least 20 business days prior to the anticipated closing date, the form of election will be mailed to all record holders of Terminix common stock as of September 6, 2022. The form of election will allow each

Terminix stockholder to specify the number of shares of Terminix common stock with respect to which such holder elects to make a cash election or a stock election. The election must be made prior to the election deadline. The election deadline will be 5:00 p.m., New York City time, on the date that is three business days before the closing date. In connection with the anticipated completion of the transaction, the anticipated election deadline for Terminix stockholders to elect the form of merger consideration they desire to receive in the transaction has been set for 5:00 p.m. Eastern Time on October 6, 2022. If the closing date is delayed to a subsequent date, the election deadline will be similarly delayed to a subsequent date, and Rentokil Initial and Terminix will promptly announce any such delay and, when determined, the rescheduled election deadline.
To make a valid election, each record holder of Terminix common stock must submit a properly completed form of election so that it is actually received by the exchange agent at its designated office at or prior to the election deadline. A form of election must be properly completed and signed and accompanied by any additional documents required by the procedures set forth in the form of election. After a valid election as described in this paragraph has been made with respect to shares of Terminix common stock, no further registration of transfers of such shares will be made on the stock transfer books of Terminix, unless and until such election is revoked as described below.
Impact of Selling Terminix Common Stock as to Which a Cash/Stock Election Has Already Been Made
Terminix stockholders of record who have made a cash/stock election will be unable to sell or otherwise transfer their shares of Terminix common stock after making such election, unless the cash/stock election is properly revoked before such election deadline in accordance with the election procedures or unless the merger agreement is terminated pursuant to its terms.
Cash/Stock Election Revocation
Any record holder of Terminix common stock who has delivered a duly completed election form to the exchange agent may, at any time prior to the election deadline, revoke such stockholder’s cash/stock election by written notice received by the exchange agent prior to the election deadline. Terminix stockholders will not be entitled to revoke their cash/stock election following the election deadline, unless the merger agreement is thereafter terminated. As a result, Terminix stockholders who have made a cash/stock election will be unable to revoke such election or sell their shares of Terminix common stock during the period between the election deadline and the date of completion of the transaction or termination of the merger agreement.
Non-Electing Holders
Terminix stockholders who do not make a cash/stock election, whose election forms are not received by the exchange agent by the election deadline, or whose cash/stock election was not otherwise properly made in the determination of the exchange agent (or in the reasonable determination of Rentokil Initial, if the exchange agent declines to make such determination), in each case, are deemed to have elected to receive the stock consideration with respect to such holder’s shares of Terminix common stock.
Allocation of Merger Consideration and Illustrative Elections and Calculations
The aggregate amount of cash and the total number of Rentokil Initial ADSs to be paid and issued, respectively, to Terminix stockholders pursuant to the merger agreement will not vary as a result of individual election preferences. If the elections of all of the Terminix stockholders (or failures to make an election) result in an oversubscription or undersubscription of the available cash election amount, the aggregate amount of cash payable by Rentokil Initial in the transaction will not be increased or decreased. Similarly, if there is an oversubscription or undersubscription of the aggregate number of Rentokil Initial ADSs to be issued by Rentokil Initial to Terminix stockholders due to the elections of Terminix stockholders (or failures to make an election), the aggregate number of Rentokil Initial ADSs to be issued by Rentokil Initial in the transaction will not be increased or decreased. Rather, in either such case, the exchange agent will allocate between cash and Rentokil Initial ADSs in the manner described under sections of this proxy statement/prospectus entitled “The Merger Agreement — Merger Consideration — Cash Consideration” beginning on page 134 and “The Merger Agreement — Merger Consideration — Stock Consideration” beginning on page 133 and as illustrated below to ensure that the total amount of cash payable and the total number of Rentokil Initial ADSs to be issued in the transaction equals the aggregate amount agreed to in the merger agreement. Accordingly, there is no assurance that each Terminix stockholder that has made a valid election to receive the cash consideration or the stock consideration will receive the form of consideration elected with respect to the shares of Terminix common stock held by such stockholder. See “Risk Factors — Risks Relating to the Transaction — Certain Terminix stockholders may receive a form or combination of consideration different from what they elect.” beginning on page 38 of this proxy statement/prospectus.
Set forth below are illustrations of both an oversubscription of cash and an oversubscription of stock and the resulting proration and adjustment to the cash consideration or the stock consideration, as applicable.
General Assumptions for All Illustrations
Number of shares of Terminix common stock (other than certain excluded shares) issued and outstanding immediately prior to the first effective time	121,553,067(1)
Per share cash amount	$11.00
Exchange ratio	1.0619
Rentokil Initial ADS price	$30.45(2)

(1)
Based on shares of Terminix common stock issued and outstanding as of August 31, 2022.

(2)
Based on the volume weighted average price (measured in U.S. dollars) of Rentokil Initial ADSs (measured using the volume weighted average price of Rentokil Initial ordinary shares multiplied by the spot Sterling-U.S. Dollar exchange rate and number of Rentokil Initial ordinary shares represented by each Rentokil Initial ADS) as of August 31, 2022.

Illustration #1: Oversubscription of cash consideration/Undersubscription of stock consideration
Additional Assumptions for Illustration #1
Number of cash electing shares	60,776,534
Number of stock electing shares and non-electing shares	60,776,533
Determination of the Cash Election Amount and the Available Cash Election Amount
Cash Election Amount
Number of cash electing shares	60,776,534
Cash consideration	$43.33(1)
Cash election amount	$2,633,447,218.22(2)

(1)
Determined by adding (x) the per share cash amount of $11.00 and (y) the product of the exchange ratio of 1.0619 and the assumed Rentokil Initial ADS price of $30.45.

(2)
Determined by multiplying the number of cash electing shares by the cash consideration.

Available Cash Election Amount
Number of shares of Terminix common stock (other than certain excluded shares) issued and outstanding immediately prior to the first effective time	121,553,067
Per share cash amount	$11.00
Available cash election amount	$1,337,083,737.00(1)

(1)
The product of the per share cash amount of $11.00 and the total number of shares of Terminix common stock (other than certain excluded shares) issued and outstanding immediately prior to the first effective time of 121,553,067.

In this illustrative example, because the cash election amount exceeds the available cash election amount, the merger consideration to be paid to cash electing shares, stock electing shares and non-electing shares would be determined as follows:
Each cash electing share of Terminix common stock would receive (as illustrated below) $21.99 in cash and 0.7008 Rentokil Initial ADSs, which in aggregate would have an approximate value of $43.33.
Each stock electing share and non-electing share of Terminix common stock would receive 1.4231 Rentokil Initial ADSs (determined by adding (x) the exchange ratio of 1.0619 and (y) the quotient of the per share cash amount of $11.00 and the assumed Rentokil Initial ADS price of $30.45), which would have an approximate value of $43.33.
Determination of Proration and Adjustment to Merger Consideration for Cash Electing Shares
Cash Portion of Consideration for Each Cash Electing Share
Cash consideration	$43.33
Cash fraction	0.5076(1)
Cash portion of consideration	$21.99(2)

(1)
Represents the available cash election amount of $1,337,083,737.00 divided by the cash election amount of $2,634,054,983.56.

(2)
Determined by multiplying the cash consideration by the cash fraction.

Stock Portion of Consideration for Each Cash Electing Share
Cash consideration	$43.33
Cash portion of consideration	$21.99
Rentokil Initial ADS price	$30.45
Stock portion of consideration	0.7008(1)

(1)
Represents the quotient of (x) (A) the cash consideration minus (B) the cash portion of consideration and (y) the assumed Rentokil Initial ADS price.

Illustration #2: Undersubscription of cash consideration/Oversubscription of stock consideration
Additional Assumptions for Illustration #2
Number of cash electing shares	12,155,307
Number of stock electing shares and non-electing shares	109,397,760
Determination of the Stock Election Amount and the Available Stock Election Amount
Stock Election Amount
Number of stock electing shares and non-electing shares	109,397,760
Stock consideration	1.4231(1)
Stock election amount	155,683,952.2560(2)

(1)
Determined by adding (x) the exchange ratio of 1.0619 and (y) the quotient of the per share cash amount of $11.00 and the assumed Rentokil Initial ADS price of $30.45.

(2)
Determined by multiplying the number of stock electing shares and non-electing shares by the stock consideration.

Available Stock Election Amount
Number of shares of Terminix common stock (other than certain excluded shares) issued and outstanding immediately prior to the first effective time	121,553,067
Exchange ratio	1.0619
Available stock election amount	129,077,201.8473(1)

(1)
The product of the exchange ratio of 1.0619 and the total number of shares of Terminix common stock (other than certain excluded shares) issued and outstanding immediately prior to the first effective time of 121,553,067.

In this illustrative example, because the stock election amount exceeds the available stock election amount, the merger consideration to be paid to cash electing shares, stock electing shares and non-electing shares would be determined as follows:
Each cash electing share of Terminix common stock would receive $43.33 in cash.
Each stock electing share and non-electing share of Terminix common stock would receive (as illustrated below) $7.41 in cash and 1.1799 shares of Rentokil Initial ADSs, which in aggregate would have an approximate value of $43.33.
Determination of Proration and Adjustment to Merger Consideration for Stock Electing Shares and Non-Electing Shares
Stock Portion of Consideration for Each Stock Electing Share and Non-Electing Share
Stock consideration	1.4231
Stock fraction	0.8291(1)
Stock portion of consideration	1.1799(2)

(1)
Represents the available stock election amount of 129,077,201.8473 divided by the stock election amount of 155,683,952.2560.

(2)
Determined by multiplying the stock consideration by the stock fraction.

Cash Portion of Consideration for Each Stock Electing Share and Non-Electing Share
Stock consideration	1.4231
Stock portion of consideration	1.1799
Rentokil Initial ADS price	$30.45
Cash portion of consideration	$7.41(1)

(1)
Represents the product of (x) (A) the stock consideration minus (B) the stock portion of consideration and (y) the assumed Rentokil Initial ADS price.

No Fractional ADSs
Terminix stockholders will not receive any fractional Rentokil Initial ADSs in the transaction. Each Terminix stockholder that otherwise would have been entitled to receive a fraction of a Rentokil Initial ADS (after aggregating all shares represented by the certificates surrendered or uncertificated shares delivered by such holder) will receive, in lieu thereof, cash, without interest, in an amount in U.S. dollars equal to such fractional amount (rounded down to the nearest cent) representing such holder’s proportionate interest in the net proceeds from the sale by the exchange agent on behalf of all such holders of shares of fractional Rentokil Initial ADSs that would otherwise be issued.

Shares Subject to Properly Exercised Appraisal Rights
The shares of Terminix common stock held by Terminix common stockholders who do not vote for the adoption of the merger agreement and who otherwise properly exercise and perfect appraisal rights for their shares in accordance with the DGCL will not be converted into the right to receive the merger consideration to which they would otherwise be entitled pursuant to the merger agreement, but will instead be converted into the right to receive judicially determined “fair value” of such shares in accordance with the DGCL.
If any Terminix stockholder fails to make an effective demand for appraisal or otherwise waives, withdraws or loses his, her or its appraisal rights, such stockholder’s shares of Terminix common stock will be deemed to have been converted as of the effective time into the right to receive the merger consideration as if each such share were a non-electing share. See the section of this proxy statement/prospectus entitled “The Merger Proposal — Appraisal or Dissenters’ Rights” beginning on page 114.
Surrender of Terminix Common Stock
The conversion of eligible shares of Terminix common stock into the right to receive the merger consideration will occur automatically at the first effective time. Prior to the first effective time, Rentokil Initial and Bidco will appoint an exchange agent reasonably acceptable to Terminix and enter into an exchange agent agreement with such exchange agent that provides for the exchange agent to handle the exchange of certificates or book-entry shares representing shares of Terminix common stock for the merger consideration. As of the first effective time, in consideration of and in exchange for the issuance to Rentokil Initial by Bidco of 95 shares of common stock of Bidco and the Cancellation, Rentokil Initial will (i) allot American depositary receipts evidencing (or evidence of the Rentokil Initial ADSs in book-entry form representing) the Rentokil Initial ADSs issuable pursuant to the merger agreement, (ii) pay the cash payable pursuant to the merger agreement and (iii) cause the payment of any Vested Option Consideration or Vested Award Consideration in accordance with the merger agreement. As of the first effective time, Rentokil Initial will deposit or make available to the exchange agent (x) American depositary receipts evidencing (or evidence of the Rentokil Initial ADSs in book-entry form representing) the Rentokil Initial ADSs issuable pursuant to the merger agreement and (y) the cash payable pursuant to the merger agreement.
Promptly (but not later than two business days) after the closing date, Rentokil Initial will, or will cause the exchange agent to, send a letter of transmittal to each person who is a record holder of eligible shares as of immediately prior to the first effective time for use in the exchange and instructions explaining how to surrender Terminix stock certificates or transfer uncertificated shares of Terminix common stock to the exchange agent in exchange for the merger consideration. Terminix stockholders who submit (i) a properly completed letter of transmittal, together with their stock certificates (in the case of certificated shares) or (ii) other evidence of transfer requested by the exchange agent (in the case of book-entry shares), will receive the merger consideration into which the eligible shares of Terminix common stock were converted in the transaction.
Treatment of Terminix Equity Awards
Terminix Stock Options
At the first effective time, each Terminix Stock Option that is then vested and exercisable will be cancelled in consideration for the right to receive, within 10 business days following the first effective time, an amount in cash equal to the product of (x) the excess of (1) the Vested Award Consideration, over (2) the exercise price per share of Terminix common stock subject to such Terminix Stock Option and (y) the number of shares of Terminix common stock subject to such Terminix Stock Option immediately prior to the first effective time, without interest and less applicable withholding taxes. Each other Terminix Stock Option will be assumed by Rentokil Initial and will be converted into an equivalent Rentokil Initial stock option, with (i) the number of Rentokil Initial ADSs underlying each converted award determined by multiplying the Equity Award Exchange Ratio by the number of shares of Terminix common stock subject to such Terminix Stock Option, rounded down to the nearest whole number, and (ii) the exercise price determined by dividing the exercise price applicable to such Terminix Stock Option by the Equity Award Exchange Ratio, rounded up to the nearest whole cent. Each assumed stock option will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Terminix Stock Option immediately prior to the first effective time.
Terminix Restricted Stock Unit Awards
At the first effective time, each Terminix RSU Award that is vested will be cancelled in consideration for the right to receive, within 10 business days following the first effective time in respect of each share of Terminix common stock subject to such Terminix RSU Award immediately prior to the first effective time, the Vested Award Consideration, without interest and less applicable withholding taxes. Each unvested Terminix RSU Award will be assumed by Rentokil Initial and will be converted into an equivalent Rentokil Initial restricted stock unit award, with the number of Rentokil Initial ADSs underlying each converted award determined by multiplying (x) the Equity Award Exchange Ratio by (y) the number of shares of Terminix common stock subject to such Terminix RSU Award. Each restricted stock unit award will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Terminix RSU Award immediately prior to the first effective time.
Terminix Performance Stock Unit Awards
At the first effective time, each Terminix PSU Award granted prior to the date of the merger agreement will be assumed by Rentokil Initial and converted into an equivalent Rentokil Initial restricted unit award, with the number of Rentokil Initial ADSs underlying each converted award determined by multiplying (1) the Equity Award Exchange Ratio by (2) the number of shares of Terminix common stock subject to such Terminix PSU Award (determined by deeming the applicable performance goals to be achieved at the greater of (i) the target level and (ii) the actual level of achievement through the latest practicable date prior to the first effective time as determined by the Terminix board of directors). Each restricted stock unit award will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Terminix PSU Award immediately prior to the first effective time, other than any performance-based vested conditions.
Each Terminix PSU Award granted after the date of the merger agreement (under circumstances permitted by the merger agreement) will be assumed by Rentokil Initial and converted into an equivalent Rentokil Initial performance restricted unit award, with the number of target Rentokil Initial ADSs underlying each converted award determined by multiplying (A) the Equity Award Exchange Ratio by (B) the number of shares of Terminix common stock subject to such Terminix PSU Award (determined by assuming the applicable performance goals to be achieved at the target level). Each restricted stock unit award will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Terminix PSU Award immediately prior to the first effective time, except that the applicable performance metrics will be adjusted in good faith by Terminix and Rentokil Initial to provide for performance metrics that are based on the combined businesses.
Terminix Director Deferred Share Equivalents
At the first effective time, each Terminix DSE Award will be cancelled in consideration for the right to receive, within 10 business days following the first effective time in respect of each share of Terminix common stock subject to such Terminix DSE Award immediately prior to the first effective time, the Vested Award Consideration, without interest.
Treatment of Terminix Employee Stock Purchase Plan
Following the date of the merger agreement, participation in the Terminix Employee Stock Purchase Plan (the “Terminix ESPP”) was limited to those employees who were participants on the date of the merger agreement and the Terminix ESPP was suspended as of January 1, 2022.
Listing of Rentokil Initial ADSs
The merger agreement obligates Rentokil Initial to use its reasonable best efforts to cause the Rentokil Initial ADSs to be issued in the transaction as part of the merger consideration to be listed on the NYSE prior to the first effective time. In addition, it is a requirement that Rentokil Initial receive acknowledgement by the FCA and the LSE that the ordinary shares represented by the Rentokil Initial ADSs to be issued in connection with the transaction shall be admitted to the premium listing segment of the FCA’s official list and to trading on the LSE’s main market for listed securities. Approval for listing on the NYSE of the Rentokil Initial ADSs is a condition to the obligations of Terminix and Rentokil Initial to complete the transaction as described under the section of this proxy statement/prospectus entitled “The Merger Agreement — Conditions to Completion of the Transaction” beginning on page 140.
Rentokil Initial has agreed to cause a sponsored American depositary receipt facility to be established with The Bank of New York Mellon (the “depositary bank”) for the purposes of issuing the Rentokil Initial ADSs issuable pursuant to the merger agreement. In furtherance of this, Rentokil Initial will enter into a depositary agreement with the depositary bank and cause the depositary bank to (i) file a Form F-6 with the SEC and (ii) issue a number of Rentokil Initial ADSs sufficient to constitute the non-cash portion of the merger consideration.
Governance Matters Following Completion of the Transaction
Rentokil Initial is required to take all necessary corporate action so that, effective at the first effective time, the Rentokil Initial board of directors will include one additional member, jointly designated by Terminix and Rentokil Initial, who was serving as a director of Terminix as of the date of the merger agreement. As of the date of this proxy statement/prospectus, Terminix and Rentokil Initial have not made a determination as to which member of the Terminix board of directors will be designated to serve on the Rentokil Initial board of directors following the completion of the transaction.
Conditions to Completion of the Transaction
Mutual Conditions to Completion.   The obligation of each of Terminix, Rentokil Initial, Bidco and each Merger Sub to complete the transaction is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following conditions:
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adoption of the merger agreement by Terminix stockholders;

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(i) approval by Rentokil Initial shareholders of the transactions contemplated by the merger agreement, (ii) authorization by Rentokil Initial shareholders for the Rentokil Initial board of directors (or a duly authorized committee thereof) to (x) allot and issue Rentokil Initial ordinary shares underlying the Rentokil Initial ADSs issued in connection with the first merger and (y) authorize Rentokil Initial and its subsidiaries to incur borrowings in excess of the limit on “moneys borrowed” set out in Rentokil Initial’s organizational documents, provided that the total amount of “moneys borrowed” so authorized will not exceed £5.0 billion and (iii) approval by Rentokil Initial shareholders of any Terminix stock plan to the extent considered necessary by Rentokil Initial under English law or regulation to give effect to certain provisions in the merger agreement or to the rights of any holder of any options or awards under any Terminix stock plan;

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the absence of any injunction or order issued by any court or other governmental authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits completion of the transaction, and the absence of any applicable law enacted, entered or promulgated by any governmental authority that remains in effect and prohibits or makes illegal the completion of the transaction;

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effectiveness of the registration statement for Rentokil Initial ordinary shares to be issued in the transaction (of which this proxy statement/prospectus forms a part) and of the registration statement on Form F-6 relating to the Rentokil Initial ADSs and the absence of any stop order suspending that effectiveness or any proceedings for that purpose pending before the SEC;

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approval by the FCA of the prospectus (which will be combined with the shareholder circular referenced below) and publication thereof in accordance with the PR Rules;

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approval by the FCA of the shareholder circular (which will be combined with the prospectus referenced above) and the distribution thereof to Rentokil Initial shareholders in accordance with the FCA’s Listing Rules and the articles of association of Rentokil Initial; and

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(i) approval for listing on the NYSE of the Rentokil Initial ADSs (and Rentokil Initial ordinary shares represented thereby) to be issued in connection with the transaction, subject to official notice of issuance, (ii) acknowledgement by the FCA of the approval of the application for the admission of Rentokil Initial ordinary shares represented by the Rentokil Initial ADSs to the premium listing segment of the FCA’s official list, and (iii) acknowledgement by the LSE of the admission of Rentokil Initial ordinary shares represented by the Rentokil Initial ADSs on the LSE’s main market for listed securities.

Conditions to Completion for the Benefit of Rentokil Initial, Bidco and Each Merger Sub.   In addition, the obligations of Rentokil Initial, Bidco and each Merger Sub to complete the transaction is subject to the satisfaction (or, to the extent permitted by applicable law, Rentokil Initial’s waiver) of the following conditions:
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the accuracy of the representations and warranties of Terminix contained in the merger agreement as of the date of the merger agreement and as of the closing date, subject to certain exceptions and materiality standards provided in the merger agreement;

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Terminix having performed in all material respects the obligations required to be performed by it under the merger agreement at or prior to the first effective time;

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Rentokil Initial’s receipt of a certificate of an executive officer of Terminix, certifying that the conditions set forth in the two bullets directly above have been satisfied; and

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Terminix having completed (i) the divestiture of Terminix’s pest control services business in the UK (the “first required sale”) and (ii) the divestiture of Terminix’s pest control services business in Norway (“second required sale” and together with the first required sale, the “required sales”). On June 1, 2022, Terminix announced that the required sales had been completed.

Conditions to Completion for the Benefit of Terminix.   In addition, the obligations of Terminix to complete the transaction is subject to the satisfaction (or, to the extent permitted by applicable law, Terminix’s waiver) of the following conditions:
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the accuracy of the representations and warranties of Rentokil Initial, Bidco and each Merger Sub contained in the merger agreement as of the date of the merger agreement and as of the closing date, subject to certain exceptions and materiality standards provided in the merger agreement;

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each of Rentokil Initial, Bidco and each Merger Sub having performed in all material respects the obligations required to be performed by it under the merger agreement at or prior to the first effective time;

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Terminix’s receipt of a certificate of an executive officer of Rentokil Initial certifying that the conditions set forth in the two bullets directly above have been satisfied; and

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the receipt by Terminix of an opinion from its counsel, Wachtell, Lipton, Rosen & Katz, or Davis Polk & Wardwell LLP, counsel to Rentokil Initial, dated as of the closing date, in form and substance reasonably satisfactory to Terminix, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the first merger and the second merger, taken together, will qualify (i) as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) for an exception to the general rule of Section 367(a)(1) of the Code.

Representations and Warranties
Representations and Warranties of Terminix
The merger agreement contains customary representations and warranties made by Terminix that are subject in some cases to specified exceptions and qualifications contained in the merger agreement, in the disclosure schedules or in certain reports filed by Terminix with the SEC on or after January 1, 2020 and at least three business days prior to the date of the merger agreement. In particular, certain of these representations and warranties are subject to exceptions that are not material to Terminix and its subsidiaries, taken as a whole, and exceptions that do not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Terminix. For the definition of material adverse effect for

Terminix, see the section of this proxy statement/prospectus entitled “The Merger Agreement — Definition of ‘Material Adverse Effect’” beginning on page 144. The representations and warranties by Terminix in the merger agreement relate to, among other things:
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corporate existence, good standing and qualification to conduct business;

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due authorization, execution and validity of the merger agreement;

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governmental approvals necessary to complete the transaction;

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absence of any conflict with or violation or breach of organizational documents or any conflict with or violation or breach of agreements, laws or regulations, or creation or imposition of any lien on any asset of the applicable party or its respective subsidiaries as a result of the execution, delivery or performance of the merger agreement or completion of the transaction;

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capitalization;

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subsidiaries;

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SEC filings, the absence of material misstatements or omissions from such filings and compliance with the Sarbanes-Oxley Act;

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financial statements;

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information provided by Terminix for inclusion in disclosure documents to be filed with the SEC and the FCA in connection with the transaction;

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conduct of business in the ordinary course and absence of changes that have had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Terminix, in each case since June 30, 2021;

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the absence of any actions since June 30, 2021 through the date of the merger agreement that would constitute a breach of certain interim operating covenants of Terminix if such action was taken between the date of the merger agreement and the closing date of the transaction;

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absence of undisclosed material liabilities;

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litigation;

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permits and court orders;

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compliance with laws;

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tax matters;

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employees, employee benefit plans and labor matters;

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intellectual property matters;

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environmental matters;

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compliance with the Foreign Corrupt Practices Act of 1977, as amended, and anti-corruption laws in other jurisdictions;

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transactions with affiliates;

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inapplicability of antitakeover statutes;

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receipt of a fairness opinion from Terminix’s financial advisor;

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fees payable to Terminix’s financial advisor in connection with the transaction;

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no ownership of Rentokil Initial ordinary shares;

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material contracts, properties and insurance matters; and

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no other representations and warranties.

Representations and Warranties of Rentokil Initial, Bidco and Each Merger Sub
The merger agreement contains customary representations and warranties made by Rentokil Initial, Bidco and each Merger Sub that are subject in some cases to specified exceptions and qualifications contained in the merger agreement, in the disclosure schedules or in certain reports publicly filed by Rentokil Initial on or after January 1, 2020 and at least three business days prior to the date of the merger agreement. In particular, certain of these representations and warranties are subject to exceptions that are not material to Rentokil Initial and its subsidiaries, taken as a whole, and exceptions that do not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Rentokil Initial. For the definition of material adverse effect for Rentokil Initial, see the section of this proxy statement/prospectus entitled “The Merger Agreement — Definition of ‘Material Adverse Effect’” beginning on page 144. The representations and warranties by Rentokil Initial in the merger agreement relate to, among other things:
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corporate existence, good standing and qualification to conduct business;

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due authorization, execution and validity of the merger agreement;

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governmental approvals necessary to complete the transaction;

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absence of any conflict with or violation or breach of organizational documents or any conflict with or violation or breach of agreements, laws or regulations, or creation or imposition of any lien on any asset of the applicable party or its respective subsidiaries as a result of the execution, delivery or performance of the merger agreement or completion of the transaction;

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capitalization;

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subsidiaries;

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FCA and other filings;

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financial statements;

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information provided by Rentokil Initial for inclusion in disclosure documents to be filed with the SEC and the FCA in connection with the transaction;

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conduct of business in the ordinary course and absence of changes that have had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Rentokil Initial, in each case since June 30, 2021;

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absence of undisclosed material liabilities;

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litigation;

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permits and court orders;

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compliance with laws;

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compliance with the Foreign Corrupt Practices Act of 1977, as amended, and anti-corruption laws in other jurisdictions;

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fees payable to Rentokil Initial’s financial advisors in connection with the transaction;

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no ownership of Terminix common stock;

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certain tax matters;

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matters with respect to the financing of the transaction; and

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no other representations and warranties.

Definition of “Material Adverse Effect”
Many of the representations and warranties in the merger agreement are qualified by a “material adverse effect” on the party or parties making such representation or warranty. For purposes of the merger agreement, “material adverse effect” means, with respect to Terminix or Rentokil Initial, as the case may be, any event, change, effect, circumstance, fact, development or occurrence that has a material adverse effect on the business, operations or financial condition of that party and its subsidiaries, taken as a whole, except that no event, change, effect, circumstance, fact, development or occurrence to the extent resulting from, arising out of or related to any of the following will be deemed to constitute a material adverse effect or will be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect:
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any changes in general United States or global economic conditions or other general business, financial or market conditions;

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any changes in conditions generally affecting the industries in which that party or any of its subsidiaries operate;

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fluctuations in the value of any currency;

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any decline in the market price or trading volume of Terminix common stock or Rentokil Initial ordinary shares, respectively (but not any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to that reduction that are not otherwise excluded from the definition of material adverse effect);

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regulatory, legislative or political conditions or conditions in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction;

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any failure by that party or any of its subsidiaries to meet any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (but not any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to that failure that are not otherwise excluded from the definition of material adverse effect);

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the execution and delivery of the merger agreement, the public announcement or pendency of the merger agreement or transactions contemplated therein, including the transaction, the taking of any action required or expressly contemplated by the merger agreement (subject to certain exceptions) or the identity of, or any facts or circumstances relating to, any other party to the merger agreement or that other party’s subsidiaries;

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any adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposal of any applicable law (or the interpretation thereof) of or by any governmental authority;

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any changes or prospective changes in GAAP (with respect to Terminix) or IFRS (with respect to Rentokil Initial), or, in each case, authoritative interpretations thereof;

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geopolitical conditions, the outbreak or escalation of hostilities, civil or political unrest, any acts of war, sabotage, cyberattack or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyberattack or terrorism threatened or underway as of the date of the merger agreement;

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any reduction in the credit rating of the applicable party or any of its subsidiaries (but not any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to that reduction that are not otherwise excluded from the definition of material adverse effect);

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any epidemic, plague, pandemic (including COVID-19) or other outbreak of illness or public health event, hurricane, earthquake, flood, calamity or other natural disasters, acts of God or any change resulting from weather condition (or any worsening of any of the foregoing), including the response of governmental and non-governmental entities, including any COVID-19 measures;

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any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of applicable law relating to the merger agreement or the transactions contemplated therein; or

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certain matters set forth in the disclosure schedules delivered by Terminix to Rentokil Initial concurrently with the execution of the merger agreement.

However, in the case of any events, changes, effects, circumstances, facts, developments or occurrences referred to in the first, second, third, fifth, eighth, ninth, tenth or twelfth bullets in the immediately preceding list, to the extent that any such event, change, effect, circumstance, fact, development or occurrence on that party taken as a whole, is disproportionately adverse relative to the adverse impact of such event, change, effect, circumstance, fact, development or occurrence on the other participants in, in the case of Terminix and its subsidiaries, the industry, or, in the case of Rentokil Initial and its subsidiaries, the industries, in which Terminix and its subsidiaries or Rentokil Initial and its subsidiaries, as applicable, operate, and then solely to the extent of such disproportionality.
Conduct of Business Pending the Transaction
In general, except (i) as required or prohibited by applicable law, (ii) in connection with any action reasonably taken, or reasonably omitted to be taken, in connection with COVID-19 or any COVID-19 measures (provided that Terminix provides prior notice to and consults in good faith with Rentokil Initial to the extent permitted under applicable law and practicable under the circumstances), (iii) as set forth in the disclosure schedules delivered by Terminix to Rentokil Initial concurrently with the execution of the merger agreement or (iv) as required or expressly contemplated by the merger agreement, unless Rentokil Initial otherwise consents (which consent may not be unreasonably withheld, conditioned or delayed), Terminix and its subsidiaries are required to use commercially reasonable efforts to (A) conduct their business in all material respects in the ordinary course of business, (B) preserve intact its business organization, (C) keep available the services of its present key employees, (D) maintain its existing relations and goodwill with material customers, members, suppliers, licensors, licensees and other third parties with whom it has material business relations and (E) maintain in effect all material governmental licenses and consents necessary for the operation of its businesses.
Without limiting the generality of the foregoing, except (i) as required or prohibited by applicable law, (ii) in connection with any action reasonably taken, or reasonably omitted to be taken, in connection with COVID-19 or any COVID-19 measures (provided that Terminix provides prior notice to and consults in good faith with Rentokil Initial to the extent permitted under applicable law and practicable under the circumstances), (iii) as set forth in the disclosure schedules delivered by Terminix to Rentokil Initial concurrently with the execution of the merger agreement or (iv) as required or expressly contemplated by the merger agreement, unless Rentokil Initial otherwise consents (which consent may not be unreasonably withheld, conditioned or delayed), each of Terminix and its subsidiaries are not permitted to:
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(A) adopt any change to its certificate of incorporation, by-laws or other organizational documents, other than any changes to the organizational documents of the subsidiaries of Terminix that are not material and adverse to Terminix and the holders of Terminix common stock, (B) merge or consolidate with any other person, other than transactions solely among Terminix’s wholly owned subsidiaries, and (C) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring, other than transactions solely among Terminix’s wholly owned subsidiaries;

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acquire any interest in any asset, security or property, other than (A) acquisitions of assets, securities or property in the U.S. in an amount not to exceed $60 million per individual transaction or $150 million in the aggregate (including the value of any contingent payments potentially payable), in each case, in any 12-month period (provided that Terminix will provide Rentokil Initial at least 30 days’ prior written notice before entering into or consummating any acquisition in the U.S. in an amount exceeding $25 million per individual transaction), (B) transactions (1) solely among Terminix and one or more of its wholly owned subsidiaries or (2) solely among Terminix’s wholly owned subsidiaries and (C) acquisitions of inventory or equipment in the ordinary course of business consistent with past practice (provided that any of the acquisitions or transactions described in clauses (A) through (C) shall require the prior written consent of Rentokil Initial if such acquisition or transaction would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the merger agreement);

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split, combine or reclassify any shares of their capital stock, other than transactions solely among Terminix’s wholly owned subsidiaries;

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amend any term or alter any rights of any of its outstanding equity securities;

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declare, set aside or pay any dividend or make any other distribution in respect of any shares of its equity securities, other than dividends or distributions by a subsidiary of Terminix to Terminix or a wholly owned subsidiary of Terminix;

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redeem, repurchase, cancel or otherwise acquire (or offer to do any of the foregoing) any of its equity securities, other than repurchases of shares of Terminix common stock in connection with the exercise of Terminix Stock Options or the vesting or settlement of Terminix RSU Awards, Terminix PSU Awards or Terminix DSE Awards, in each case outstanding as of the date of the merger agreement in accordance with the present terms of such Terminix equity awards or granted after the date of the merger agreement to the extent permitted by the merger agreement;

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issue, deliver or sell (or authorize any of the foregoing) any shares of its capital stock or any other equity securities, other than (i) the issuance of any shares of Terminix common stock in connection with the exercise of Terminix Stock Options or the vesting or settlement of Terminix RSU Awards, Terminix PSU Awards or Terminix DSE Awards that are, in each case, outstanding as of the date of the merger agreement in accordance with the present terms of such Terminix equity awards, (ii) the issuance of shares of Terminix common stock on the exercise of purchase rights under Terminix ESPP, as amended and restated, in accordance with the terms of the merger agreement or (iii) with respect to equity securities of any subsidiary of Terminix, in connection with transactions (A) solely among Terminix and one or more of its wholly owned subsidiaries or (B) solely among Terminix’s wholly owned subsidiaries;

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authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith during the fiscal years 2021 and 2022, other than any capital expenditures contemplated by the capital expenditure budget of Terminix set forth in the disclosure schedules delivered by Terminix to Rentokil Initial;

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sell, lease, license, transfer or otherwise dispose of any assets, securities or property (other than intellectual property rights, which are the subject of the penultimate bullet below), other than (A) sales or dispositions of inventory or tangible personal property (including equipment), in each case in the ordinary course of business, (B) dispositions of assets, securities or property in an amount not to exceed $5 million in the aggregate for all such dispositions and (C) transactions (1) solely among Terminix and one or more of its wholly owned subsidiaries or (2) solely among Terminix’s wholly owned subsidiaries;

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make any material loans, advances or capital contributions to, or investments in, any other entity, other than loans, advances, capital contributions or investments (1) by Terminix to or in one or more of its wholly owned subsidiaries or (2) by any subsidiary of Terminix to or in Terminix or any wholly owned subsidiary of Terminix;

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incur or otherwise become liable for any indebtedness for borrowed money, or issue or sell any debt securities or other rights to acquire debt securities, other than (A) additional borrowings under Terminix’s existing credit agreement (as in effect as of the date of the merger agreement), (B) intercompany indebtedness among Terminix and its wholly owned subsidiaries or among Terminix’s wholly owned subsidiaries, and (C) guarantees of indebtedness of Terminix or its wholly owned subsidiaries outstanding on the date of the merger agreement or otherwise incurred in compliance with the interim operating covenants set forth in the merger agreement;

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create or incur any lien (except for a permitted lien) on any material asset;

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(A) enter into any material contract, other than certain contracts (1) providing for or related to the acquisition or disposition of assets or securities or any business, (2) with any governmental authority, (3) providing for third-party indebtedness for borrowed money, or (4) providing for the settlement of any claim, action or proceeding or threatened claim, action or proceeding (or series of related, claims, actions or proceedings), in each case, other than to the extent the underlying action is otherwise permitted by the merger agreement, (B) except as otherwise expressly permitted by the merger agreement, terminate, renew, extend or in any material respect modify or amend any Terminix material contract or waive, release or assign any material right or claim under such material contract, other than (I) any such action (excluding termination) with respect to any Terminix material contract that required payment or consideration in an amount in excess of $5 million in the fiscal year ending December 31, 2021 or any fiscal year thereafter and cannot be terminated by Terminix or such subsidiary on 60 days’ notice or less without material payment or penalty with customers in the ordinary course of business, and (II) the expiration of any Terminix material contract in accordance with its terms, or (C) enter into any contract that is material to the businesses of Terminix and its subsidiaries, taken as a whole, which requires or expressly purports to require a consent from any person in connection with the consummation of the transactions contemplated by the merger agreement;
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voluntarily terminate, suspend, abrogate, amend or modify any material permit in a manner materially adverse to Terminix and its subsidiaries, taken as a whole;

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except as required by Terminix employee compensation or benefit plans, any agreements by and between Terminix and any employee, or any collective bargaining arrangements as in effect as of the date of the merger agreement:

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grant any change in control, severance, retention or termination pay to (or amend any existing change in control, severance, retention or termination pay arrangement with) any of their respective current or former directors, officers, employees or individual consultants, other than (1) granting retention bonuses in an aggregate amount up to $20 million in accordance with the allocation schedule provided to Rentokil Initial prior to the date of the merger agreement, and (2) entering into arrangements with certain employees providing for full or partial reimbursement for excise taxes under Section 4999 of the Code in an aggregate amount of up to $10 million for all such employees,

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grant any Terminix equity awards, other than (1) annual equity award grants for 2022 (including grants made in connection with promotions of employees into a position of Vice President or below) in the ordinary course of business consistent with past practice with an aggregate grant date value of up to $21 million and (2) off-cycle grants to new hires in the ordinary course of business consistent with past practice with an aggregate grant date value of up to $3 million,

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take any action to accelerate the vesting of, or payment of, any compensation or benefit under any Terminix employee plan,

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establish, adopt, amend or terminate any Terminix employee plan or collective bargaining arrangement, other than amendments of health and welfare benefit plans (excluding severance benefit plans) in the ordinary course of business consistent with past practice that would not increase the aggregate annual cost to Terminix and its subsidiaries of maintaining all Terminix employee plans that are health and welfare benefit plans (excluding severance benefit plans) by more than 3% in the aggregate for all such amendments,

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increase the compensation, bonus opportunity or other benefits payable to any of their current or former respective directors, officers or employees, other than any annual merit increases in base compensation (and corresponding target bonus opportunity) for (1) any officer or employee, (except that such increase shall not exceed 5% for any such individual at the level of Director or above) and (2) any increases in base compensation and target bonus opportunity for promoted employees below the level of Vice President, and which, in each case, are done in the ordinary course of business consistent with past practice and in the aggregate would not increase the annual cost to the Company and its Subsidiaries of such compensation by more than 3% in accordance with the annual operating budget previously provided to Rentokil Initial, or

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hire, promote or terminate without cause any employee with the title of Vice President or above;

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make any material change in any method of financial accounting or financial accounting principles or practices, except for any such change required by reason of a change in GAAP or Regulation S-X under the U.S. Exchange Act, as approved by its independent public accountants;

•
(A) make, change or revoke any material tax election, other than (I) in the ordinary course of business or (II) any entity classification election pursuant to Treasury Regulations Section 301.7701-3 or other election with respect to any acquired entity acquired by Terminix or any of its subsidiaries after the date of the merger agreement, (B) change any annual tax accounting period other than (I) in the ordinary course of business or (II) in order to conform a tax accounting period of a subsidiary to a taxable year ending on December 31, (C) change any material method of tax accounting, (D) enter into any material closing agreement with respect to taxes, (E) settle or surrender or otherwise concede, terminate or resolve any material tax claim, audit, investigation or assessment, in each case, for an amount materially in excess of amounts reserved in accordance with GAAP, or (F) apply for a ruling from any taxing authority;
•
settle or compromise any claim, action, suit, investigation or proceeding involving or against Terminix or any of its subsidiaries that would reasonably be expected to have a material effect on the business of Terminix or the combined business of Terminix and Rentokil Initial after the completion of the transaction, other than any settlement or compromise that (A) does not involve payments (contingent or otherwise) by Terminix or any of its subsidiaries in excess of (I) $1 million individually or (II) $5 million in the aggregate, in the case of (II), over the aggregate amount reflected or reserved against in the most recent balance sheets (or the notes thereto) included in the Terminix SEC documents relating to such claims, actions, suits, investigations or proceedings, and (B) does not involve any finding or admission of a violation of applicable law by Terminix, Rentokil Initial or their respective affiliates or any material non-monetary relief or obligations (but not with respect to any claim, action, suit, investigation or proceeding (I) in respect of taxes (which shall be governed exclusively by the immediately preceding bullet) or (II) brought by the stockholders of Terminix against Terminix and/or its directors relating to the merger agreement and the transactions contemplated thereby;

•
take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to (A) prevent or impede the first merger and the second merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (B) cause the stockholders of Terminix (subject to certain exceptions) to recognize gain pursuant to Section 367(a)(1) of the Code;

•
license or grant any rights under, sublicense, modify, terminate, sell, transfer, assign, create or incur any lien on, or otherwise dispose of any material Terminix intellectual property other than permitted liens and non-exclusive licenses granted to customers in the ordinary course of business, or permit any material Terminix registered intellectual property to lapse, expire or become abandoned prior to the end of the applicable term of such Terminix registered intellectual property, or otherwise fail to take any action necessary to maintain, enforce or protect any material Terminix intellectual property, in each case, consistent with past practice; or

•
agree, resolve or commit to do any of the foregoing.

In general, except (i) as required or prohibited by applicable law, (ii) in connection with any action reasonably taken, or reasonably omitted to be taken, in connection with COVID-19 or any COVID-19 measures (provided that Rentokil Initial provides prior notice to and consults in good faith with Terminix to the extent permitted under applicable law and practicable under the circumstances), (iii) as set forth in the disclosure schedules delivered by Rentokil Initial to Terminix concurrently with the execution of the merger agreement or (iv) as required or expressly contemplated by the merger agreement, unless Terminix otherwise consents (which consent may not be unreasonably withheld, conditioned or delayed), Rentokil Initial and its subsidiaries are required to use commercially reasonable efforts to conduct their business in all material respects in the ordinary course of business.
Without limiting the generality of the foregoing, except (i) as required or prohibited by applicable law, (ii) in connection with any action reasonably taken, or reasonably omitted to be taken, in connection with COVID-19 or any COVID-19 measures (provided that Rentokil Initial provides prior notice to and consults in good faith with Terminix to the extent permitted under applicable law and practicable under the circumstances), (iii) as set forth in the disclosure schedules delivered by Rentokil Initial to Terminix concurrently with the execution of the merger agreement or (iv) as required or expressly contemplated by the merger agreement, unless Terminix otherwise consents (which consent may not be unreasonably withheld, conditioned or delayed), each of Rentokil Initial and its subsidiaries are not permitted to:
•
adopt or propose any change to (A) Rentokil Initial’s organizational documents that would (x) adversely impact the holders of Rentokil Initial ordinary shares (including holders of Terminix common stock that will become holders of Rentokil Initial ADSs as a result of the first merger) or (y) increase the risk of not satisfying the mutual conditions to the completion of the transaction or the conditions to the obligations of Rentokil Initial, Bidco and each Merger Sub to consummate the transaction as set forth in the merger agreement or otherwise prevent or materially delay the consummation of the transactions contemplated by the merger agreement, or (B) the organizational documents of Bidco or either Merger Sub;
•
split, combine or reclassify any shares of Rentokil Initial;

•
declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of Rentokil Initial, other than regular cash dividends in the ordinary course of business consistent with past practice (including with respect to the timing of declaration, and the record and payment dates) in an amount not to exceed £0.10 per Rentokil Initial ordinary share in any 12-month period (appropriately adjusted to reflect any stock dividends, subdivisions, splits, combinations or other similar events relating to Rentokil Initial ordinary shares);

•
redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of Rentokil Initial’s equity securities, other than repurchases of existing Rentokil Initial ADSs or Rentokil Initial ordinary shares (whether directly by Rentokil Initial or by a third-party employee benefit trust funded by Rentokil Initial) in connection with the exercise, vesting or settlement of Rentokil Initial equity awards (including in satisfaction of any amounts required to be deducted or withheld under applicable law), in each case outstanding as of the date of the merger agreement in accordance with the present terms of such Rentokil Initial equity awards or granted after the date of the merger agreement to the extent permitted by the merger agreement;

•
issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of Rentokil Initial or any securities convertible into or exchangeable for any such shares or any rights, warrants or options to acquire any such shares or convertible securities, other than (A) the issuance of any existing Rentokil Initial ADSs or Rentokil Initial ordinary shares on the exercise, vesting or settlement of Rentokil Initial equity awards, (B) the grant of Rentokil Initial equity awards to employees, directors or individual independent contractors of Rentokil Initial or any of its subsidiaries pursuant to Rentokil Initial’s equity compensation plans or (C) in connection with the issuance of Rentokil Initial ADSs required by the merger agreement;

•
(A) sell substantially all of the consolidated assets of Rentokil Initial, (B) adopt a plan of complete or partial liquidation or dissolution or (C) enter into a business combination transaction pursuant to which the pre-transaction Rentokil Initial ordinary shares as of the closing of such transaction no longer represent a majority of the outstanding voting power of Rentokil Initial or its successor or, if there is a publicly traded parent company directly or indirectly holding Rentokil Initial or its successor as a result of the transaction, of the publicly traded company;

•
take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to (A) prevent or impede the first merger and the second merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (B) cause the stockholders of Terminix (subject to certain exceptions) to recognize gain pursuant to Section 367(a)(1) of the Code; or

•
agree, resolve or commit to do any of the foregoing.

Notwithstanding anything to the contrary, neither Terminix or Rentokil Initial is permitted to, directly or indirectly, merge with any other entity, acquire or purchase any assets, securities or property, or enter into any transaction with any business that competes, or if commercialized would compete, with material products or material services of the other party or any subsidiaries of the other party, if doing so would reasonably be expected to prevent or materially delay the satisfaction of the conditions to the transaction or completion of the transaction. Nothing contained in the merger agreement gives Rentokil Initial, directly or indirectly, the right to control or direct Terminix’s operations, other than after the closing of the transaction.
No Solicitation
Subject to the exceptions described in this section, each of Terminix and Rentokil Initial has agreed not to, and to cause its subsidiaries and its and its subsidiaries’ respective directors and officers not to, and to use its reasonable best efforts to cause its and its subsidiaries’ other employees and representatives, not to, directly or indirectly:

•
solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information) any inquiries regarding, or the making or submission of any acquisition proposal (as defined below in this section);

•
(A) enter into or participate in any discussions or negotiations with any third party, (B) furnish to any third party any information or (C) otherwise assist, participate in, knowingly facilitate or knowingly encourage any third party, in each case, in connection with or for the purpose of knowingly encouraging or facilitating, an acquisition proposal;

•
approve, recommend or enter into or publicly or formally propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment or agreement in principle (whether written or oral, binding or non-binding) with respect to an acquisition proposal;

•
(A) make an adverse recommendation change, (B) fail to include the board recommendation in, with respect to Rentokil Initial, the Rentokil Initial circular or, with respect to Terminix, the Terminix proxy statement/prospectus, or (C) recommend, adopt or approve or publicly propose to recommend, adopt or approve any acquisition proposal; or

•
take any action to make any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar antitakeover laws and regulations of the State of Delaware inapplicable to any third party or any acquisition proposal.

However, if at any time prior to the adoption of the merger agreement by Terminix stockholders, in the case of Terminix, or at any time prior to the approval of the Rentokil Initial transaction-related matters contemplated by the merger agreement by Rentokil Initial shareholders, in the case of Rentokil Initial, Terminix or Rentokil Initial, as applicable, receives a bona fide written acquisition proposal made after the date of the merger agreement which has not resulted from a violation of the solicitation restrictions described in the first paragraph of this section (under “— No Solicitation”), the board of directors of that party is permitted to, directly or indirectly through its representatives, and subject to certain exceptions and qualifications described in the merger agreement:
•
contact the third party that has made such acquisition proposal in order to ascertain facts or clarify terms for the sole purpose of the Terminix board of directors or the Rentokil Initial board of directors, as applicable, informing itself about such acquisition proposal and such third party; and

•
if the Terminix board of directors or the Rentokil Initial board of directors, as applicable, determines in good faith, after consultation with its financial advisor and outside legal counsel, that such acquisition proposal is or could reasonably be expected to lead to a superior proposal (as defined below in this section), (A) engage in negotiations or discussions with the third party that has made such acquisition proposal and (B) furnish to such third party and its representatives and financing sources non-public information relating to Terminix or Rentokil Initial, as applicable, or any of its subsidiaries pursuant to a confidentiality agreement that (1) does not contain any provision that would prevent that party from complying with its obligation to provide disclosure to the other party in connection with these solicitation restrictions and (2) contains confidentiality and use provisions that, in each case, are no less favorable in the aggregate to Terminix or Rentokil Initial, as applicable, than those contained in the confidentiality agreement in place between Terminix and Rentokil Initial as of the date of the merger agreement, so long as all such nonpublic information (to the extent not previously provided or made available to the other party) is provided or made available to the other party substantially concurrently with the time it is provided or made available to such third party.

Terminix or Rentokil Initial, as applicable, are required (1) to notify the other party as promptly as practicable (but in no event later than 24 hours) after receipt by the other party of any acquisition proposal or any request for information relating to it or any of its subsidiaries that, to the knowledge of such party, is reasonably likely to make or has made any acquisition proposal, (2) keep the other party reasonably informed, on a reasonably current basis, of any material changes in the status and details (or any changes to the type and amount of consideration) of any such acquisition proposal or request and (3) as promptly as practicable (but in no event later than 24 hours after receipt) provide to the other party copies of all material written correspondence, proposals or indications of interest relating to the terms and conditions of such acquisition proposal or request sent or provided to Terminix or Rentokil Initial, as applicable, or any of its subsidiaries (as well as written summaries of any material oral communications relating to the terms and conditions of any acquisition proposal).
Prior to the adoption of the merger agreement by Terminix stockholders, in the case of Terminix, or at any time prior to the approval of the Rentokil Initial transaction-related matters by Rentokil Initial shareholders, in the case of Rentokil Initial, in response to an acquisition proposal that the Terminix board of directors or the Rentokil Initial board of directors, as applicable, determines in good faith constitutes a superior proposal, the Terminix board of directors or the Rentokil Initial board of directors, as applicable, may, if the Terminix board of directors or the Rentokil Initial board of directors, as applicable, determines in good faith, after consultation with its outside legal counsel and a financial advisor, that the failure to take such action would be reasonably likely to be inconsistent with its duties under applicable law, make an adverse recommendation change and/or, in the case of Terminix, terminate the merger agreement to enter into a definitive agreement providing for such superior proposal, but only if:
(A)
such party first notifies the other party in writing at least five business days prior to taking such action of its intention to take such action, which notice shall include an unredacted copy of such superior proposal and a copy of any financing commitments (in the form provided to such party) relating thereto (and, to the extent not in writing, the material terms and conditions thereof and the identity of the person making such proposal);

(B)
such party makes its representatives reasonably available to negotiate with the other party and its representatives during such five business day notice period, to the extent the other party wishes to negotiate, to enable the other party to propose revisions to the terms of the merger agreement such that it would cause such superior proposal to no longer constitute a superior proposal;

(C)
upon the end of such notice period, the applicable party’s board of directors considers in good faith any revisions to the terms of the merger agreement committed to in writing by the other party, and determines that the superior proposal would nevertheless continue to constitute a superior proposal; and

(D)
in the event of any change to any of the financial terms or any other material terms of such superior proposal, such party, in each case, delivers to the other party an additional notice consistent with that described in clause (A) and a new notice period under clause (A) will commence each time, except each such notice period shall be three business days (instead of five business days), during which time such party must comply with the foregoing requirements anew with respect to each such additional notice, including clauses (A) through (C) above.

For purposes of this proxy statement/prospectus, “acquisition proposal” means, with respect to Terminix, any indication of interest, proposal or offer from any person or “group” as defined in Section 13(d) of the U.S. Exchange Act, other than Rentokil Initial and its subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Terminix or any of its subsidiaries (including securities of subsidiaries) equal to 20% or more of the consolidated assets of Terminix, or to which 20% or more of the revenues or earnings of Terminix on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, (ii) direct or indirect acquisition or issuance (whether in a single transaction or a series of related transactions) of 20% or more of the outstanding voting power of Terminix or the outstanding shares of Terminix common stock, (iii) tender offer or exchange offer that, if consummated, would result in any person or group beneficially owning 20% or more of the outstanding voting power of Terminix or the outstanding shares of Terminix common stock or (iv) merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction or series of related transactions involving Terminix or any of its subsidiaries, under which any person or group or, in the case of clause (B), the stockholders or equityholders of any person or group would acquire, directly or indirectly, (A) assets equal to 20% or more of the consolidated assets of Terminix, or to which 20% or more of the revenues or earnings of that party on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, or (B) beneficial ownership of 20% or more of the outstanding voting power of Terminix or the surviving or resulting entity in such transaction, 20% or more of the outstanding equity or voting securities of the surviving or resulting entity in such transaction or 20% or more of the outstanding shares of Terminix common stock.
For purposes of this proxy statement/prospectus, “acquisition proposal” means, with respect to Rentokil Initial, any indication of interest, proposal or offer from any person or “group” as defined in Section 13(d) of the U.S. Exchange Act, other than Terminix and its subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Rentokil Initial or any of its subsidiaries (including securities of subsidiaries) equal to 50% or more of the consolidated assets of Rentokil Initial, or to which 50% or more of the revenues or earnings of Rentokil Initial on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, (ii) direct or indirect acquisition or issuance (whether in a single transaction or a series of related transactions) of 50% or more of the outstanding voting power of Rentokil Initial or Rentokil Initial ordinary shares, (iii) tender offer or exchange offer that, if consummated, would result in any person or group beneficially owning 50% or more of the outstanding voting power of Rentokil Initial or Rentokil Initial ordinary shares or (iv) merger, consolidation, share exchange, business combination, scheme of arrangement joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction or series of related transactions involving Rentokil Initial or any of its subsidiaries, under which any person or group or, in the case of clause (B), the stockholders or equityholders of any person or group would acquire, directly or indirectly, (A) assets equal to 50% or more of the consolidated assets of Rentokil Initial, or to which 50% or more of the revenues or earnings of Rentokil Initial on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, or (B) beneficial ownership of 50% or more of the outstanding voting power of Rentokil Initial or the surviving or resulting entity in such transaction, 50% or more of the outstanding equity or voting securities of the surviving or resulting entity in such transaction or 50% or more of the outstanding Rentokil Initial ordinary shares.
For purposes of this proxy statement/prospectus, “superior proposal” means, with respect to Terminix or Rentokil Initial as the context so requires, any bona fide, written acquisition proposal made after the date of the merger agreement, in circumstances not involving a breach of the merger agreement, from any person (other than the other party and such other party’s subsidiaries or affiliates) to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or similar acquisition transaction (including, in the case of Rentokil Initial, a scheme of arrangement), (i) all or substantially all of the “non-cash or cash equivalent” assets of Terminix or Rentokil Initial, as applicable or (ii) more than fifty percent (50%) of the outstanding shares of Terminix common stock or Rentokil Initial ordinary shares, as applicable on terms that such party’s board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all the terms and conditions of the acquisition proposal that such party’s board of directors considers to be appropriate (including the identity of the third party making the acquisition proposal and the expected timing and likelihood of consummation, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations), break-up fees, expense reimbursement provisions, conditions to consummation and the availability of necessary financing (including, if a cash transaction (in whole or in part), the availability of such funds and the nature, terms and conditionality of any committed financing), would result in a transaction that is more favorable to such party’s stockholders or shareholders, as applicable, than the transaction and is reasonably capable of being completed on the terms proposed.
Prior to the adoption of the merger agreement by Terminix stockholders, in the case of Terminix, or at any time prior to the approval of the Rentokil Initial transaction-related matters by Rentokil Initial shareholders, in the case of Rentokil Initial, the Terminix board of directors or the Rentokil Initial board of directors, as applicable, may effect an adverse recommendation change in response to or relating to an intervening event (as defined below in this section) if the Terminix board of directors or the Rentokil Initial board of directors, as applicable, determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, provided that:
(A)
such party will first notify the other party in writing at least five business days prior to taking such action that such party intends to take such action, which notice will include a reasonably detailed description of such intervening event;

(B)
if requested by the other party, such party will make its representatives reasonably available to negotiate with the other party and the other party’s representatives during such five business day period following such notice regarding any proposal by the other party to amend the terms of the merger agreement in response to such intervening event; and

(C)
such party’s board of directors will not effect any adverse recommendation change involving or relating to an intervening event unless, after the five business day period described in the foregoing clause (B), such party’s board of directors determines in good faith, after consultation with its outside legal counsel and taking into account any written commitment by the other party to amend the terms of the merger agreement during such five business day period, that the failure to take such action would continue to be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

For purposes of this proxy statement/prospectus, “intervening event” means, with respect to Terminix or Rentokil Initial, as the case may be, any material event, change, effect, development or occurrence that (i) was not known or reasonably foreseeable to the Terminix board of directors or the Rentokil Initial board of directors, as applicable, as of or prior to the date of the merger agreement and (ii) does not relate to or involve (A) any acquisition proposal with respect to Terminix or Rentokil Initial, as applicable, (B) any change in the market price or trading volume of, with respect to Terminix, Terminix common stock, or with respect to Rentokil Initial, Rentokil Initial ordinary shares (provided, that the underlying cause of such change may be taken into account, to the extent otherwise permitted by this definition), (C) any event, change or circumstance relating to the other party or any of its affiliates (unless such event, change or circumstance constitutes a material adverse effect with respect to the other party), (D) any change in conditions generally (including any regulatory changes) affecting the industries or sectors in which Terminix, Rentokil Initial or any of their respective subsidiaries operates, (E) clearance of the transaction under the antitrust laws or any matters relating thereto or arising therefrom, (F) the taking of any action required or expressly contemplated by the merger agreement or (G) the fact, in and of itself, that Terminix or Rentokil Initial, as applicable, or any of its subsidiaries has met or exceeded any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (provided, that the underlying cause thereof may be taken into account, to the extent otherwise permitted by this definition).
Efforts to Consummate the Transaction
Terminix and Rentokil Initial have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to complete the transaction as promptly as reasonably practicable, including:
(i)
preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all filings necessary to complete the transaction and other transactions contemplated by the merger agreement;

(ii)
using reasonable best efforts to obtain, as promptly as practicable, and thereafter maintain, all consents from any governmental authority or other third party that are necessary, proper or advisable to consummate the transaction or other transactions contemplated by the merger agreement, and complying with the terms and conditions of each consent; and

(iii)
cooperating in their efforts to comply with their obligations under the merger agreement, including in seeking to obtain as promptly as practicable any consents necessary, proper or advisable to complete the transaction.

Terminix’s and Rentokil Initial’s obligation to use their reasonable best efforts also includes (i) defending any lawsuit or other legal proceeding, whether judicial or administrative, brought by any governmental authority or third party challenging the merger agreement or seeking to enjoin, restrain, prevent, prohibit or make illegal the completion of the transaction or any of the other transactions contemplated by the merger agreement, and (ii) contesting any order entered into by or with any governmental authority or arbitrator in a court of competent jurisdiction that enjoins, restrains, prevents, prohibits or makes illegal the completion of the transaction or any of the other transactions contemplated by the merger agreement.

Additionally, Rentokil Initial, Terminix and their respective subsidiaries are required to take, or cause to be taken, all actions, and do or cause to be done, all things necessary, proper or advisable to eliminate each and every impediment under any antitrust or foreign investment law that is asserted by any governmental authority, obtain the consent or cooperation of any other person and permit and cause the satisfaction of the conditions to closing regarding the receipt of required regulatory approvals, in each of the foregoing cases, to permit the closing to occur as promptly as reasonably practicable and in any event prior to the end date, including:
(i)
proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate, and other disposition of or restrictions on the businesses, assets, properties, product lines, and equity or other business interests of, or changes to the conduct of business of, Terminix, Rentokil Initial, and their respective subsidiaries and taking all actions necessary or appropriate in furtherance of the foregoing;

(ii)
creating, terminating, unwinding, divesting or assigning, subcontracting or otherwise securing substitute parties for relationships, ventures, and contractual or commercial rights or obligations of Terminix, Rentokil Initial, and their respective subsidiaries; and

(iii)
otherwise taking or committing to take any action that would limit Rentokil Initial’s or its subsidiaries’ freedom of action with respect to its operations, its ability to acquire any assets or businesses in the future, or its ability to retain, hold or continue, directly or indirectly, any businesses, assets, properties, product lines, and equity or other business interests, relationships, ventures or contractual rights and obligations of Terminix, Rentokil Initial and their respective subsidiaries; provided that Rentokil Initial and its subsidiaries will not be required to propose, negotiate, commit to, effect or agree to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate, or other disposition of (i) businesses, assets, properties, or product lines of Terminix, Rentokil Initial or any of their respective subsidiaries, or any combination thereof, that in the aggregate generated total revenues in excess of an amount equal to 12.8% of Terminix’s total revenues, in each case, in the 12-month period ending December 31, 2020 (except that any revenues associated with businesses, assets, properties, or product lines of Terminix to be divested in connection with the first required sale or the second required sale delivered by Terminix to Rentokil Initial shall be excluded from the calculation), or (ii) any rights to use or under intellectual property rights related to the Terminix name or logo, other than rights to use the Terminix name or logo under any transitional license or transitional services agreement to a buyer of a business, asset, property or product line in connection with any of the actions described above.

Rentokil Initial’s obligations to take or cause to be taken any actions described in the preceding paragraph are subject to the right of Rentokil Initial, in its good faith reasonable discretion, to take reasonable periods of time in order to advocate and negotiate with governmental authorities with respect to such actions. In addition, except in connection with Terminix’s obligations with respect to the first required sale and the second required sale, none of Terminix, Rentokil Initial or their respective subsidiaries is required to agree to take or enter into any such action described in the preceding paragraph that is not conditioned upon or that becomes effective prior to, the closing. Terminix or any of its subsidiaries are not permitted to offer or take any such action described in the preceding paragraph without Rentokil Initial’s prior written consent.
Rentokil Initial is entitled to direct, devise and implement the strategy for obtaining any necessary consent of, and lead all meetings and communications (including any negotiations) with, any governmental authority of competent jurisdiction that has authority to enforce any antitrust law and control the defense and settlement of any litigation, action, suit, investigation or proceeding brought by or before any such governmental authority. However, Rentokil Initial is required to consult with Terminix in a reasonable manner and to consider in good faith the view and comments of Terminix in connection with the foregoing.
Financing Cooperation
Prior to the closing of the transaction, and subject to certain limitations set forth in the merger agreement, Terminix has agreed to use (and cause its subsidiaries to use) commercially reasonable efforts to provide customary cooperation as may be reasonably requested by Rentokil Initial to assist Rentokil

Initial in arranging, obtaining or syndicating any debt financing pursued by Rentokil Initial, its wholly owned subsidiaries or any Merger Sub to consummate the transactions contemplated by the merger agreement (the “debt financing”) (provided that such requested cooperation does not unreasonably interfere with the ongoing business or operations of Terminix and its subsidiaries or require Terminix or any of its subsidiaries to waive or amend any terms of the merger agreement), including using commercially reasonable efforts to:
•
reasonably cooperate with the customary marketing efforts or due diligence efforts of Rentokil Initial in connection with all or any portion of the debt financing;

•
on reasonable notice comment on certain documents customarily required in connection with the debt financing, including the marketing and syndication thereof;

•
cause Terminix’s independent accountants and/or auditors to provide customary cooperation with the debt financing;

•
to the extent customary for Rentokil Initial to prepare marketing materials for any debt financing of the applicable type, furnish Rentokil Initial and the applicable financing sources with certain historical financial statements of Terminix, and such other customary information relating to Terminix and its subsidiaries that is reasonably requested by Rentokil Initial and is customarily required in marketing materials for debt financings of the applicable type;

•
promptly provide to Rentokil Initial and the financing sources all documentation and other information about Terminix and its subsidiaries required by the financing sources or regulatory authorities with respect to the debt financing under applicable “know your customer” and anti-money laundering rules and regulations that is required under any debt financing to the extent it is requested in writing to Terminix at least 10 business days prior to the closing date;

•
subject to customary confidentiality provisions and disclaimers, provide customary authorization letters to the financing sources authorizing the distribution of information pertaining to Terminix and its subsidiaries to prospective lenders or investors and including customary representations with respect to the absence of material non-public information in any “public side” information and a customary “10b-5” representation with respect to any information pertaining to Terminix and its subsidiaries;

•
facilitate the payoff, discharge and termination in full substantially concurrently with closing of obligations outstanding under Terminix’s existing credit agreement; and

•
consent to the reasonable use of the trademarks and logos of Terminix or any of its subsidiaries solely in connection with the debt financing.

Each of Rentokil Initial, Bidco and each Merger Sub has acknowledged and agreed that the receipt and availability of any funds or financing is not a condition to closing under the merger agreement nor is it a condition to closing under the merger agreement for Rentokil Initial to obtain all or any portion of the debt financing or any other financing. See the section of this proxy statement/prospectus entitled “The Merger Proposal — The Rentokil Initial Debt Financing” beginning on page 119 for information about the debt financing.
Obligations to Call Stockholders’ Meetings
As promptly as practicable, following the effectiveness of the registration statement on Form F-4, of which this proxy statement/prospectus forms a part, each of Terminix and Rentokil Initial has agreed to, in consultation with the other party, establish a record date for, duly call and give notice of a meeting of its stockholders, at which Terminix will seek the vote of its stockholders required to adopt the merger agreement, and Rentokil Initial will seek the vote of its shareholders required to approve the Rentokil Initial transaction-related proposals.
In addition, promptly after the effectiveness of the registration statement on Form F-4, of which this proxy statement/prospectus forms a part, each of Terminix and Rentokil Initial is required to cause this proxy statement/prospectus to be mailed to its stockholders or shareholders, as applicable, and duly convene and hold the meeting of its stockholders or shareholders, as applicable. Each of Terminix and Rentokil

Initial must reasonably cooperate and use commercially reasonable efforts to cause the date and time of the meeting of the Terminix stockholders and the Rentokil Initial shareholders to be held on the same calendar day. Subject to the rights of the Terminix board of directors and the Rentokil Initial board of directors, as applicable, to make an adverse recommendation change, as discussed under the section of this proxy statement/prospectus entitled “The Merger Agreement — No Solicitation,” beginning on page 150, each of Terminix and Rentokil Initial has agreed to use its reasonable best efforts to cause the applicable approvals of its stockholders or shareholders, as applicable in connection with the transaction to be obtained at the meeting of its stockholders or shareholders, as applicable, or any adjournment or postponement thereof and will comply with all legal requirements applicable to such meeting.
Neither Terminix nor Rentokil Initial may adjourn, postpone or otherwise delay the meeting of its stockholders or shareholders, as applicable, without the prior written consent of the other party. However, either Terminix or Rentokil Initial may, without the prior written consent of the other party, adjourn or postpone the meeting of its stockholders or shareholders, as applicable, (i) if it believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (A) solicit additional proxies necessary to obtain the required vote of its stockholders or shareholders, as applicable, in connection with the merger or the transactions contemplated by the merger agreement, as applicable, at such meeting, or (B) distribute any supplement or amendment to this proxy statement/prospectus that its board of directors has determined in good faith after consultation with outside legal counsel is necessary under applicable law (but no such postponement or adjournment under this clause (B) may be to a date that is after the earlier of (I) the 10th business day before the end date and (II) the 10th business day after the date of such distribution), (ii) for an absence of a quorum, (iii) if and to the extent such postponement or adjournment is required by an order issued by any court or other governmental authority of competent jurisdiction in connection with the merger agreement or (iv) if the applicable meeting of the other party has been adjourned or postponed, to the extent necessary to enable such meeting to be held within a single period of 24 consecutive hours. Neither Rentokil Initial nor Terminix may, without the prior written consent of the other party, adjourn or postpone a meeting of its stockholders or shareholders, as applicable, pursuant to clause (i)(A) or (ii) of the immediately preceding sentence for a period of more than 10 business days on any single occasion or, on any occasion, to a date after the earlier of (x) 40 business days after the date on which the other party’s meeting was originally scheduled and (y) 10 business days before the end date.
Proxy Statement and Registration Statement Covenant
As promptly as practicable following the date of the merger agreement, (i) Terminix and Rentokil Initial have agreed to jointly prepare and file with the SEC this proxy statement/prospectus and (ii) Rentokil Initial has agreed to (A) prepare and file with the SEC a registration statement on Form F-4 of which this proxy statement/prospectus forms a part, (B) prepare and cause the ADS depositary to file with the SEC a registration statement on Form F-6, (C) prepare and submit to the FCA a prospectus, and (D) prepare and submit to the FCA a shareholder circular prepared under the FCA’s Listing Rules (it being noted that the Rentokil Initial prospectus and shareholder circular will be combined in the same document).
Each of Terminix and Rentokil Initial has agreed to use its reasonable best efforts to (1) have this proxy statement/prospectus cleared by the SEC as promptly as practicable after its filing, (2) have the registration statement on Form F-4, of which this proxy statement/prospectus forms a part, and the registration statement on Form F-6, declared effective under the U.S. Securities Act as promptly as practicable after their respective filings and keep such registration statements effective for so long as is necessary to complete the transaction, (3) have the prospectus formally approved by the FCA as promptly as practicable after its submission, (4) have the shareholder circular formally approved by the FCA as promptly as practicable after its submission (it being noted that the Rentokil Initial prospectus and shareholder circular will be combined in the same document), and (5) take any other action required to be taken by it under the U.S. Securities Act, the U.S. Exchange Act, the FCA’s Listing Rules, the DGCL and the rules of the NYSE in connection with the filing and distribution of this proxy statement/prospectus and registration statement on Form F-4, of which this proxy statement/prospectus forms a part, the registration statement on Form F-6, the prospectus and the shareholder circular, and the solicitation of proxies from the stockholders of Terminix and the shareholders of Rentokil Initial.

Indemnification and Insurance
After the first effective time, Rentokil Initial agreed to, and to cause the first surviving corporation and the surviving company to, indemnify and hold harmless, and advance expenses to, each indemnified party (as defined below) against certain claims and for certain losses in connection with such indemnitee’s service as a director or officer of Terminix or any of its subsidiaries at or prior to the first effective time.
The merger agreement provides that the organizational documents of the surviving company and its subsidiaries must contain provisions no less favorable with respect to indemnification and limitations on liability of directors and officers than were set forth in the organizational documents of Terminix as of the date of the merger agreement for a period of six years after the first effective time. Such provisions may not be amended, repealed or otherwise modified for a period of six years after the first effective time in any manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time of the transaction, were directors, officers or employees of Terminix or any of its subsidiaries, as applicable.
Further, Rentokil Initial is not permitted to settle, compromise or consent to the entry of any judgment in any threatened or actual claim for which an indemnitee has sought indemnification, unless (i) such settlement, compromise or consent includes a complete release of such indemnitee for all liability arising out of such claim or (ii) such indemnitee otherwise consents.
We collectively refer to any individual who is or was previously a director or officer of Terminix or any of its subsidiaries, or a director, trustee or officer of any other entity or any benefit plan maintained by Terminix or any of its subsidiaries, as an indemnified party.
The merger agreement requires Rentokil Initial to cause the surviving company to maintain for a period of six years after the first effective time, Terminix’s existing directors’ and officers’ liability insurance policy, or comparable insurance provided by a reputable insurer containing terms and conditions that are at least as favorable to the indemnified parties. However, the surviving company is not required to make annual premium payments for such insurance in excess of 300% of the amount that Terminix paid in its last fiscal year for such insurance. In lieu of the foregoing, Terminix, at its option (in consultation with Rentokil Initial), may obtain prior to the first effective time a prepaid “tail” policy for a period of no more than six years that provides coverage for the indemnified parties that is substantially equivalent to Terminix’s existing coverage for an aggregate price not to exceed 300% of the aggregate annual amounts currently paid by Terminix and its subsidiaries for such insurance.
Employee Matters
From the closing date through December 31 of the calendar year in which the closing date occurs (referred to as the “Benefits Continuation Period”), the surviving company will provide to each employee who is employed by Terminix and its subsidiaries immediately prior to the first effective time, while such employee continues to be employed by the surviving company, Rentokil Initial or any of its subsidiaries during the Benefits Continuation Period (each, an “Affected Employee”), employee benefits (other than retention, change-in control, equity or other long-term incentive or other special or non-recurring compensation or benefits, pension benefits and post-employment health and welfare benefits) that are substantially comparable in the aggregate to the employee benefits (other than retention, change-in control, equity or other long-term incentive or other special or non-recurring compensation or benefits, pension benefits and post-employment health and welfare benefits) provided to such affected employee immediately prior to the first effective time. From the closing date through the first anniversary of the closing date, the surviving company will provide each Affected Employee an annual rate of base salary or wage rate that is no less favorable than that provided to such Affected Employee immediately prior to the first effective time, and target annual cash and long-term equity incentive opportunities that are substantially comparable in the aggregate to those provided to such Affected Employee immediately prior to the first effective time, and Rentokil Initial will maintain for Affected Employees, without adverse amendment, the severance program set forth on the disclosure schedules to the merger agreement.
With respect to any employee benefit plan in which any affected employee first becomes eligible to participate on or after the first effective time, Rentokil Initial will (A) use commercially reasonable efforts to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such affected employee with respect to any such plan that is a health or welfare plan to the extent satisfied or waived under a comparable Terminix employee plan, (B) recognize service of Affected Employees (to the extent credited by Terminix or its subsidiaries in any comparable Terminix employee plan) accrued prior to the first effective time for all purposes under (but not for the purposes of benefit accrual under any defined benefit pension plan or equity incentive compensation vesting) any such benefit plan in which such Affected Employees may be eligible to participate after the first effective time, except that in no event will any credit be given to the extent it would result in the duplication of benefits for the same period of service, and (C) if applicable, use commercially reasonable efforts to cause to be credited, in any such plan that is a health plan in which Affected Employees participate, any deductibles or out-of-pocket expenses incurred by such Affected Employee and their beneficiaries and dependents in any comparable Terminix employee plan during the portion of the calendar year in which such Affected Employee first becomes eligible for the such health plan that occurs prior to such Affected Employee’s commencement of participation in such health plan with the objective that there be no double counting during the first year of eligibility of such deductibles or out-of-pocket expenses.
Terminix may provide to each employee who, immediately prior to the first effective time, is employed by Terminix or a subsidiary thereof and is eligible to participate in an annual bonus program of Terminix or any of its subsidiaries a prorated portion of the annual bonus with respect to the portion of the applicable bonus year of the closing that occurs prior to the closing, determined based on the greater of target or actual performance through the latest practicable date prior to the closing date, as determined by Terminix prior to the first effective time.
Prior to the closing date, unless Rentokil Initial otherwise requests no later than five business days prior to the closing date, Terminix will terminate, as of the day immediately preceding the closing date, Terminix’s 401(k) Plan, and certain deferred compensation plans maintained by Terminix so long as such termination is permitted under Section 409A of the Code. In connection with the termination of Terminix’s 401(k) Plan, Rentokil Initial will permit each Affected Employee who is a participant in Terminix’s 401(k) Plan to (i) become a participant in a 401(k) plan of Rentokil Initial or its subsidiary immediately after the closing date, subject to the terms and conditions of such plan and (ii) subject to the terms and conditions of such plan, to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in cash or a note (in the case of a participant loan) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Affected Employee from the Terminix 401(k) plan effective as of the closing date.
Certain Divestitures
Terminix has agreed to, as promptly as practicable following the date of the merger agreement, enter into definitive agreements with third-party purchasers to divest Terminix’s pest control services business in the UK and Norway and to use reasonable best efforts to take all actions necessary to consummate each such divestiture as promptly as practicable.
Certain Other Covenants and Agreements
The merger agreement contains certain other covenants and agreements, including the following covenants and agreements, among others, all of which are subject to certain exceptions and qualifications as described in the merger agreement:
•
solely for purposes of furthering the transaction and the other transactions contemplated by the merger agreement or for integration planning relating to the transaction, Terminix is required to provide Rentokil Initial and its representatives reasonable access to its properties, books, contracts, records and information concerning its businesses, properties and personnel;

•
solely for purposes of confirming the accuracy of the representations of Rentokil Initial, Bidco and each Merger Sub as set forth in the merger agreement and the satisfaction of certain closing conditions, Rentokil Initial is required to provide Terminix and its representatives reasonable access to its books, contracts, records and such other information as Terminix may reasonably request;

•
each of Rentokil Initial and Terminix is required to promptly (i) notify the other of any stockholder or shareholder litigation against it, its subsidiaries or any of its or its subsidiaries’ respective directors or officers relating to the merger agreement or the transaction, (ii) give the other party the opportunity to consult with it regarding the defense or settlement of any such stockholder or shareholder litigation and give the other party the opportunity to participate in (but not control), at the other party’s expense, the defense and settlement of any such stockholder or shareholder litigation and (iii) in the case of Terminix, other than with respect to any such litigation where the parties are adverse to each other, not to settle or offer to settle any such stockholder litigation without Rentokil Initial’s prior consent (which consent may not be unreasonably withheld, conditioned or delayed);
•
each of Rentokil Initial and Terminix is required to consult with the other before issuing any press release, making any public statement or making certain other public communications, in each case with respect to the merger agreement or the transaction; and

•
each of Rentokil Initial and Terminix is required to cooperate with the other in taking all actions necessary to delist Terminix common stock from the NYSE and terminate its registration under the U.S. Exchange Act, in each case effective upon effective time of the transaction.

Termination of the Merger Agreement
The merger agreement may be terminated at any time before the first effective time, whether before or after Terminix stockholders have adopted the merger agreement or Rentokil Initial shareholders have approved the Rentokil Initial transaction-related proposals, in the following circumstances:
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by mutual written agreement of Rentokil Initial and Terminix;

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by either Rentokil Initial or Terminix, if:

•
the transaction has not been completed by the end date of December 31, 2022, subject to Terminix’s and Rentokil Initial’s respective right to unilaterally extend the end date to March 13, 2023 if, at the time of such extension, the antitrust-related conditions are not satisfied but all other closing conditions (other than conditions that by their terms can only be satisfied at the closing if such conditions are reasonably capable of being satisfied on such date and conditions with respect to the required sales, if related definitive agreements have been executed prior to such date and the required sales are reasonably capable of being consummated prior to March 13, 2023) have been satisfied or waived. However, the right to terminate the merger agreement after the end date (as it may be extended) or to extend the end date will not be available to a party if such party’s material breach of any provision of the merger agreement is the proximate cause of the failure of the transaction to be completed by the end date (as it may be extended);

•
a governmental authority of competent jurisdiction has issued an injunction or order that permanently enjoins, prevents or prohibits the completion of the transaction and such injunction or order has become final and nonappealable. However, such right to terminate the merger agreement will not be available to a party if such party’s breach of any provision of the merger agreement is the proximate cause of such injunction or other order;

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Terminix stockholders fail to adopt the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Terminix special meeting. We refer to this termination right as the “Terminix no vote termination right”;

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Rentokil Initial shareholders fail to approve the Rentokil Initial transaction-related proposals upon a vote taken on such proposals. We refer to this termination right as the “Rentokil Initial no vote termination right”; or

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there has been a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the other party that would cause the other party to fail to satisfy any condition to completion of the transaction related to the accuracy of its representations and warranties or the performance of its covenants and agreements, and such breach or failure to perform either (i) is incapable of being cured by the end date (as it may be extended) or (ii) has not been cured upon the earlier of (A) 45 days following notice from the non-breaching party of such breach or failure to perform and (B) the end date (as it may be extended). However, the right to terminate the merger agreement in respect of an inaccuracy of any representation or warranty or the failure to perform any covenant or agreement will not be available to a party if such party is then in breach of its representations, warranties, covenants or agreements that would cause the applicable condition to completion of the transaction related to accuracy of its representations and warranties or performance of its covenants and agreements not to be satisfied;
•
by Rentokil Initial, if:

•
prior to the adoption of the merger agreement by Terminix stockholders, (i) the Terminix board of directors makes an adverse recommendation change or (ii) Terminix fails to publicly confirm to Terminix stockholders, within 10 business days after the commencement of a tender or exchange offer subject to Regulation 14D under the U.S. Exchange Act that constitutes an acquisition proposal, that Terminix recommends rejection of such tender or exchange offer (or shall have withdrawn any such rejection thereafter). We refer to this termination right as the “change in recommendation of Terminix termination right.” The change in recommendation of Terminix termination right will not be available to Rentokil Initial if any of Rentokil Initial, Bidco or either Merger Sub is then in breach of its representations, warranties, covenants or agreements that would cause the applicable condition to completion of the transaction related to accuracy of its representations and warranties or performance of its covenants and agreements not to be satisfied; or

•
by Terminix, if:

•
prior to the approval of the Rentokil Initial transaction-related proposals by Rentokil Initial shareholders, (i) the Rentokil Initial board of directors makes an adverse recommendation change or (ii) Rentokil Initial fails to publicly confirm to Rentokil Initial shareholders, within 10 business days after the commencement of an offer (as defined in the UK Code) that constitutes an acquisition proposal, that Rentokil Initial recommends rejection of such offer (or shall have withdrawn any such rejection thereafter). We refer to this termination right as the “change in recommendation of Rentokil Initial termination right.” The change in recommendation of Rentokil Initial termination right will not be available to Terminix if Terminix is then in breach of its representations, warranties, covenants or agreements that would cause the applicable condition to completion of the transaction related to accuracy of its representations and warranties or performance of its covenants and agreements not to be satisfied; or

•
prior to the adoption of the merger agreement by Terminix stockholders, Terminix terminates the merger agreement in order to enter into a definitive agreement providing for a superior proposal. However, this right to terminate will not be available to Terminix if such superior proposal resulted from Terminix’s willful breach of its non-solicitation obligations and obligation to call a stockholders meeting.

Termination Payments and Expenses
Terminix has agreed to pay Rentokil Initial by way of compensation a termination payment of $200 million if the merger agreement is terminated under any of the following circumstances:
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by Rentokil Initial pursuant to the change in recommendation of Terminix termination right;

•
by Terminix, prior to the adoption of the merger agreement by Terminix stockholders, in order to enter into a definitive agreement providing for a superior proposal; or

•
(i) by Rentokil Initial due to Terminix’s uncured or incurable breach of any representation or warranty or failure to perform any covenant or agreement (without adoption of the merger agreement by the Terminix stockholders having been obtained by the time of such termination), or by Rentokil Initial or Terminix due to (A) the consummation of the transaction not having occurred by the end date (as it may be extended) (without adoption of the merger agreement by the Terminix stockholders having been obtained by the time of such termination) or (B) the Terminix no vote termination right, (ii) prior to such termination, an acquisition proposal for Terminix has been publicly disclosed or announced and not publicly and irrevocably withdrawn, and (iii) on or prior to the first anniversary of such termination, Terminix or any of its subsidiaries enters into a definitive agreement, or completes a transaction, providing for an acquisition proposal for Terminix; provided that the payment will be net of any Terminix no vote reimbursement already paid to Rentokil Initial; in this instance, any references in the definition of acquisition proposal to 20% will be replaced by 50%.
Terminix has also agreed to pay Rentokil Initial by way of compensation the Terminix no vote reimbursement of $50 million if the merger agreement is terminated by Rentokil Initial or Terminix pursuant to the Terminix no vote termination; provided, that such amount shall be payable only if either (i) the Rentokil Initial shareholders shall have already approved the Rentokil Initial transaction-related proposals or (ii) (A) Rentokil Initial shareholders have not failed to approve the Rentokil Initial transaction-related proposals at a duly called meeting of Rentokil Initial shareholders, (B) Rentokil Initial has complied with its obligations to call and hold a meeting of its shareholders described under the section of this proxy statement/prospectus entitled “The Merger Agreement — Obligations to Call Stockholders’ Meetings” beginning on page 156 and (C) more than 24 hours have passed since Terminix stockholders failed to adopt the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Terminix special meeting.
Rentokil Initial has agreed to pay Terminix by way of compensation the Rentokil Initial termination payment of $150 million if the merger agreement is terminated under any of the following circumstances:
•
by Terminix, pursuant to a change in recommendation of Rentokil Initial termination right;

•
(i) by Terminix due to Rentokil Initial’s uncured or incurable breach of any representation or warranty or failure to perform any covenant or agreement (without approval of the Rentokil Initial transaction-related proposals by the Rentokil Initial shareholders having been obtained by the time of such termination), or by Rentokil Initial or Terminix pursuant to (A) the consummation of the transaction not having occurred by the end date (as it may be extended) (without approval of the Rentokil Initial transaction-related proposals by the Rentokil Initial shareholders having been obtained by the time of such termination) or (B) the Rentokil Initial no vote termination right, (ii) prior to such termination, an acquisition proposal for Rentokil Initial has been publicly disclosed or announced and not publicly and irrevocably withdrawn, and (iii) on or prior to the first anniversary of such termination, Rentokil Initial or any of its subsidiaries enters into a definitive agreement, or completes a transaction, providing for an acquisition proposal for Rentokil Initial; provided that the payment will be net of any Rentokil Initial no vote reimbursement already paid to Terminix; or

•
by Rentokil Initial or Terminix due to (i) the consummation of the transaction not having occurred by the end date (as it may be extended) due to (A) an injunction or order related to antitrust laws being issued by any court or other governmental authority of competent jurisdiction or (B) the waiting period under the HSR Act having not expired or been terminated, and, at the time of such termination, all other conditions to the closing have been satisfied or waived (or in the case of conditions that by their terms can only be satisfied at the closing, such conditions are reasonably capable of being satisfied on such date) or (ii) a permanent and non-appealable injunction or other order that relates to antitrust laws being issued by a court or other governmental authority of competent jurisdiction.

Rentokil Initial has also agreed to pay Terminix by way of compensation the Rentokil Initial no vote reimbursement of $50 million if the merger agreement is terminated by Rentokil Initial or Terminix pursuant to the Rentokil Initial no vote termination right; provided, that such amount will be payable only if either (i) the Terminix stockholders shall have already adopted the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Terminix special meeting or (ii) (A) Terminix stockholders have not failed to adopt the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Terminix special meeting, (B) Terminix has complied with its obligations to call and hold a meeting of its shareholders described under the section of this proxy statement/prospectus entitled “The Merger Agreement — Obligations to Call Stockholders’ Meetings” beginning on page 156 and (C) more than 24 hours have passed since the Rentokil Initial shareholders failed to approve the Rentokil Initial transaction-related proposals upon a vote taken at a duly called meeting of Rentokil Initial shareholders.
Exclusive Remedy
Except in the case of fraud or willful breach of any covenant or agreement set forth in the merger agreement, if either party receives a termination payment or no vote reimbursement in accordance with the provisions of the merger agreement, the receipt of such amount will be the receiving party’s sole and exclusive remedy against the paying party, its subsidiaries, affiliates and representatives.
To the extent that a termination payment or no vote reimbursement is not promptly paid by any party when due, the party failing to make such payment is also required to (i) pay any out-of-pocket costs and expenses (including reasonable legal fees and expenses) incurred by the other party in connection with legal action taken to enforce the merger agreement that results in a judgment for such amount against the party failing to promptly pay such amount and (ii) pay interest on the unpaid payment at the prime rate (as published by The Wall Street Journal on the date such payment was due) from the date such payment was due until the date paid in full.
Other Expenses
Except as described above or expressly provided in the merger agreement, each of Rentokil Initial and Terminix will pay its own costs and expenses in connection with the transactions contemplated by the merger agreement.
Specific Performance
Terminix and Rentokil Initial have acknowledged and agreed that irreparable harm would occur and that the parties would not have any adequate remedy at law for any breach of any of the provisions of the merger agreement or in the event that any of the provisions of the merger agreement were not performed in accordance with their specific terms. Terminix and Rentokil Initial have agreed that the parties to the merger agreement are entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement and to specifically enforce the terms and provisions of the merger agreement. In no event is a party entitled to both (i) specific performance to cause the other party to consummate the transaction and (ii) the payment of the Rentokil Initial termination payment of $150 million, the Rentokil Initial no vote reimbursement of $50 million, the Terminix termination payment of $200 million or the Terminix no vote reimbursement of $50 million, as applicable.
Third-Party Beneficiaries
The merger agreement is not intended to and does not confer upon any person other than the parties to the merger agreement any legal or equitable rights or remedies, except:
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from and after the first effective time, the right of Terminix stockholders to receive the merger consideration and the right of holders of Terminix Stock Options, Terminix RSU Awards, Terminix PSU Awards and Terminix DSE Awards to receive the consideration described under the respective subsections under the section of this proxy statement/prospectus entitled “The Merger Agreement — Treatment of Terminix Equity Awards” beginning on page 139;

•
the right of the indemnified persons to enforce the obligations described under the section of this proxy statement/prospectus entitled “The Merger Agreement — Indemnification and Insurance” beginning on page 158; and

•
the right of each of the financing sources to enforce certain financing source provisions of the merger agreement.

Amendments; Waivers
Any provision of the merger agreement may be amended or waived before the effective time of the transaction if the amendment or waiver is in writing and signed, in the case of an amendment, by each party to the merger agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, except that (i) after adoption of the merger agreement by Terminix stockholders or approval of the Rentokil Initial transaction-related proposals by Rentokil Initial shareholders, the parties may not amend or waive any provision of the merger agreement if such amendment or waiver would require further approval of Terminix stockholders or Rentokil Initial shareholders under applicable law unless such approval has first been obtained, (ii) Rentokil Initial may not waive Terminix’s obligations to complete the first required sale, and (iii) Terminix’s obligations to complete the first required sale may not be amended.

RENTOKIL INITIAL UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
The following unaudited pro forma combined financial information (the “Pro Forma Financial Information”), which includes the unaudited pro forma combined statements of profit or loss for the six months ended June 30, 2022 and the year ended December 31, 2021 (the “pro forma statements of profit or loss”) and the unaudited pro forma combined balance sheet as of June 30, 2022 (the “pro forma balance sheet”), has been prepared on the basis set out in the notes below to illustrate the effect of the transaction. Completion is subject to certain conditions including, but not limited to, the adoption of the merger agreement by Terminix stockholders and other customary conditions set forth in the merger agreement. See “The Merger Agreement — Conditions to Completion of the Transaction” beginning on page 141 of this proxy statement/prospectus.
The Pro Forma Financial Information gives effect to the transaction as if the transaction had taken place on June 30, 2022 for the purposes of the pro forma balance sheet and as if the transaction had taken place on January 1, 2021 for the purposes of the pro forma statements of profit or loss. All pro forma adjustments and their underlying assumptions are described in the notes to the Pro Forma Financial Information.
The Pro Forma Financial Information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Transaction been completed as of the dates indicated. In addition, the Pro Forma Financial Information does not purport to project the future financial position or operating results of the combined company. The pro forma adjustments are based on the best information available at the time of the preparation of this proxy statement/prospectus and certain assumptions that Rentokil Initial believes to be reasonable. The Pro Forma Financial Information should be read in conjunction with:
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Rentokil Initial’s consolidated financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on pages F-6 and 249, respectively, of this proxy statement/prospectus;

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the consolidated financial statements of Terminix and its subsidiaries (the “Terminix group”), incorporated by reference into this proxy statement/prospectus, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Terminix’s Annual Report on Form 10-K for the year ended December 31, 2021 and Terminix’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, that Terminix previously filed with the SEC and that are incorporated by reference into this proxy statement/prospectus; and

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the other information contained in or incorporated by reference into this proxy statement/prospectus.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF JUNE 30, 2022
		Adjustments
	Rentokil Initial Historical (IFRS)	Terminix Adjusted (IFRS)	Adjustments for Debt Refinancing	Transaction adjustments	Notes	Pro forma Combined company
£m	Note 1	Note 2	Note 3	Note 4
Non-current assets
Intangible assets	2,499	2,607	—	2,978	4b, 4c	8,084
Property, plant and equipment	429	42	—	—		471
Right-of-use assets	243	143	—	—		386
Investments in associated undertakings	32	57	—	—		89
Other investments	—	—	—	—		—
Deferred tax assets	44	—	—	—		44
Contract costs	83	84	—	—		167
Retirement benefit assets	3	—	—	—		3
Other receivables	15	69	—	—		84
Derivative financial instruments	6	17	(17)	—		6
Total Non-current assets	3,354	3,019	(17)	2,978		9,334
Current assets
Retirement benefit assets	18	—	—	—		18
Other investments	4	—	—	—		4
Inventories	172	37	—	—		209
Trade and other receivables	610	230	—	—		840
Current tax assets	9	17	—	—		26
Derivative financial instruments	2	11	(7)	—		6
Cash and cash equivalents	2,371	301	(90)	(1,182)	4a(iii), 4c, 4i	1,400
Total Current assets	3,186	596	(97)	(1,182)		2,503
Total Assets	6,540	3,615	(114)	1,796		11,837
Equity
Share capital	19	2	—	4	4e	25
Share premium	7	1,977	—	1,388	4e	3,372
Other reserves	(1,782)	7	—	(7)	4e	(1,782)
Treasury shares	—	(792)	—	792	4e	—
Retained earnings	3,195	619	(1)	(669)	4e	3,144
Non-controlling interests	(1)	—	—	—		(1)
Total Equity	1,438	1,813	(1)	1,508		4,758

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF JUNE 30, 2022 (Continued)
		Adjustments
	Rentokil Initial Historical (IFRS)	Terminix Adjusted (IFRS)	Adjustments for Debt Refinancing	Transaction adjustments	Notes	Pro forma Combined company
£m	Note 1	Note 2	Note 3	Note 4
Non-current liabilities
Other payables	64	12	—	—		76
Bank and other long-term borrowings	2,918	632	(113)	65	4b(iii)	3,502
Lease liabilities	150	138	—	—		288
Deferred tax liabilities	128	255	—	217	4b(v)	600
Retirement benefit obligations	32	—	—	—		32
Provisions for liabilities and charges	39	308	—	—		347
Derivative financial instruments	73	—	—	—		73
Total Non-current liabilities	3,404	1,345	(113)	282		4,918
Current liabilities
Trade and other payables	905	302	—	—		1,207
Current tax liabilities	78	11	—	—		89
Provisions for liabilities and charges	27	93	—	6	4b(iv)	126
Bank and other short-term borrowings	607	8	—	—		615
Lease liabilities	81	43	—	—		124
Derivative financial instruments	—	—	—	—		—
Total Current liabilities	1,698	457	—	6		2,161
Total Liabilities	5,102	1,802	(113)	288		7,079
Total Equity and Liabilities	6,540	3,615	(114)	1,796		11,837

The accompanying notes are an integral part of this unaudited pro forma combined financial information.

UNAUDITED PRO FORMA COMBINED STATEMENT OF
PROFIT OR LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2022
		Adjustments
	Rentokil Initial Historical (IFRS)	Terminix Adjusted (IFRS)	Adjustments for Debt Refinancing	Transaction adjustments	Notes	Pro forma combined company
£m	Note 1	Note 2	Note 3	Note 4
Revenue	1,572	833	—	—		2,405
Operating expenses	(1,402)	(755)	—	—	4b(i), 4c, 4d, 4h, 4i	(2,157)
Operating profit	170	78	—	—		248
Finance income	7	(2)	—	—		5
Finance cost	(20)	(24)	(29)	—		(73)
Share of profits from associates, net of tax	5	2	—	—		7
Profit before income tax	162	54	(29)	—		187
Income tax expense	(38)	(22)	6	7	4b(i), 4h, 4i	(47)
Profit attributable to the Company’s equity holders	124	32	(23)	7		140
Basic earnings per share attributable to the shareholders (pence/share) Note 4g	6.67					5.59
Weighted average number of ordinary shares (basic)	1,860					2,505
Diluted earnings per share attributable to the shareholders (pence/share) Note 4g	6.65					5.57
Weighted average number of ordinary shares (diluted)	1,866					2,513
The accompanying notes are an integral part of this unaudited pro forma combined financial information.

Unaudited Pro Forma Combined Statement of
Profit or Loss for the year ended December 31, 2021
	Rentokil Initial Historical (IFRS)	Adjustments
		Terminix Adjusted (IFRS)	Adjustments for Debt Refinancing	Transaction adjustments	Notes	Pro forma combined company
£m	Note 1	Note 2	Note 3	Note 4
Revenue	2,957	1,484	—	—		4,441
Operating expenses	(2,610)	(1,344)	—	(154)	4b(i), 4c, 4d, 4h, 4i	(4,108)
Operating profit	347	140	—	(154)		333
Finance income	4	1	—	—		5
Finance cost	(34)	(41)	(56)	—		(131)
Share of profits from associates, net of tax	8	1	—	—		9
Profit before income tax	325	101	(56)	(154)		216
Income tax expense	(62)	(33)	11	20	4b(i), 4h, 4i	(64)
Profit attributable to the Company’s equity holders	263	68	(45)	(134)		152
Basic earnings per share attributable to the shareholders (pence/share) Note 4g	14.16					6.07
Weighted average number of ordinary shares (basic)	1,858					2,503
Diluted earnings per share attributable to the shareholders (pence/share) Note 4g	14.10					6.05
Weighted average number of ordinary shares (diluted)	1,866					2,513
The accompanying notes are an integral part of this unaudited pro forma combined financial information.

Notes to Unaudited Pro Forma Combined Financial Information
(1)
Basis of presentation

The Pro Forma Financial Information has been prepared for illustrative and informational purposes only in accordance with Regulation S-X Article 11, Pro Forma Financial Information (“Article 11”).
The Pro Forma Financial Information gives effect to the transaction as if the transaction had taken place on June 30, 2022 for the purposes of the unaudited pro forma combined balance sheet and as if the transaction had taken place on January 1, 2021 for the purposes of the unaudited pro forma combined statement of profit or loss.
The pro forma balance sheet and the pro forma statement of profit or loss reflect the transaction accounting adjustments attributable to the transaction, which depict the accounting adjustments required by IFRS. The Pro Forma Financial Information reflects pro forma adjustments that management believes are necessary to present fairly combined company’s pro forma results of operations and financial position following the closing of the transaction as of and for the periods indicated. The Pro Forma Financial Information does not reflect any adjustment for liabilities or related costs of any integration and similar activities, or benefits that may be derived in future periods, from the transaction.
The Terminix group’s consolidated financial statements were prepared in accordance with U.S. GAAP, which differs in certain respects from IFRS, and are denominated in U.S. dollars. Adjustments were made to the Terminix group’s consolidated financial statements to convert them from Terminix’s U.S. GAAP accounting policies to Rentokil Initial’s IFRS accounting policies after evaluating potential areas of differences at Note 2c. In addition, reclassifications have been made to align the Terminix group’s financial statement presentation to Rentokil Initial’s financial statement presentation at Note 2b.
The Rentokil Initial group has used the following historical exchange rates to translate the Terminix group’s financial statements and calculate certain adjustments to the Pro Forma Financial Information from U.S. dollars to pounds sterling:
Closing exchange rate as of June 30, 2022	US$1 / £0.8212
Average exchange rate for the six months ended June 30, 2022	US$1 / £0.7702
Average exchange rate for the year ended December 31, 2021	US$1 / £0.7259
The estimated income tax impacts of the pre-tax adjustments that are reflected in the Pro Forma Financial Information are calculated using an estimated blended statutory rate, which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded. The blended statutory rate and the effective tax rate of the combined company following the transaction could be significantly different depending on post-transaction activities and the geographical mix of the combined company’s profits or losses before taxes.
The transaction has been accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3, with Rentokil Initial treated as the acquirer for the accounting purposes. The IFRS 3 acquisition method of accounting applies the fair value concepts defined in IFRS 13 and requires, among other things, that the identifiable assets acquired and liabilities assumed in a business combination are recognized at their fair values as of the acquisition date, with limited exceptions to this recognition and measurement principle. Any excess of the purchase consideration over the fair value of identifiable net assets acquired is recognized as goodwill. Accordingly, the Terminix group assets acquired and liabilities assumed are adjusted based on the preliminary purchase price allocation made solely for the purpose of preparing the unaudited pro forma combined financial information. As of the date of this proxy statement/prospectus, Rentokil Initial has prepared preliminary estimates of fair value for all of the Terminix group’s assets to be acquired and liabilities to be assumed. Upon the closing, Rentokil Initial will conduct a detailed valuation of all assets and liabilities of the Terminix group as of the date of the closing, at which point the actual fair values will be determined as of date of the closing. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences may have a material impact on the accompanying unaudited pro forma combined financial information and the company’s future results of operations and financial position. In addition, the consideration transferred is required to

Notes to Unaudited Pro Forma Combined Financial Information (Continued)
be measured at the Closing Date of the transaction at the then-current market price; this particular requirement will likely result in consideration transferred that is different from the amounts assumed in this Pro Forma Financial Information. In identifying Rentokil Initial as the accounting acquirer, Rentokil Initial and Terminix took into account (i) the background of the transaction, (ii) the merger agreement, (iii) the anticipated share ownership and voting rights of the combined company, (iv) the intended corporate governance structure of the combined company, (v) the designation of certain senior management positions, and (vi) the relative market values, size, and profitability of the combining companies.
The Pro Forma Financial Information does not reflect any cost savings, operating synergies or revenue enhancements that Rentokil Initial may achieve as a result of the transaction or the costs to integrate the operations of Rentokil Initial and Terminix or the costs necessary to achieve these cost savings, operating synergies, such as procurement, manufacturing, distribution and administrative structure efficiencies and revenue enhancements.
All amounts are in millions of pounds sterling, except where noted otherwise.
(2)
Adjustments to the Terminix group’s financial statements

The financial information below sets out the impact of adjustments and reclassifications made to the Terminix group’s consolidated financial statements as prepared in accordance with Terminix’s U.S. GAAP accounting policies, in order to present them on a basis consistent with Rentokil Initial’s accounting presentation and policies in accordance with IFRS. These adjustments reflect Rentokil Initial’s best estimates based upon the information currently available to Rentokil Initial and could be subject to change once more detailed information is obtained.
The Terminix group’s historical U.S. GAAP financial information has been extracted without material adjustment from the Terminix group’s consolidated financial statements, which are incorporated by reference into this proxy statement/prospectus.
As of June 30, 2022	Terminix (U.S. GAAP) Note 2a	Reclassifications Note 2b	IFRS adjustments Note 2c	Notes	Adjusted Terminix (IFRS)	Adjusted Terminix (IFRS)(i)
	US$m	US$m	US$m		US$m	£m
Assets
Non-current assets
Intangible assets	1,051	2,178	(54)	2c(v)	3,175	2,607
Goodwill	2,107	(2,107)	—		—	—
Property, plant and equipment	183	(132)	—		51	42
Operating lease right-of-use assets	72	(72)	—		—	—
Notes receivable	38	(38)	—		—	—
Deferred customer acquisition costs	102	(102)	—		—	—
Long-term marketable securities	12	(12)	—		—	—
Restricted cash	89	(89)	—		—	—
Other assets	134	(134)	—		—	—
Right-of-use assets	—	188	(14)	2c(i)	174	143
Contract costs	—	102	—		102	84
Investments in associated undertakings	—	69	—		69	57
Retirement benefit assets	—	—	—		—	—
Other receivables	—	93	(9)	2c(iii), 2c(iv)	84	69
Derivative financial instruments	—	21	—		21	17
	3,788	(35)	(77)		3,676	3,019
Current assets
Inventories	45	—	—		45	37
Receivables, less allowance	213	(213)	—		—	—
Prepaid expenses and other assets	163	(163)	—		—	—
Cash and cash equivalents	277	89	—		366	301
Trade and other receivables	—	288	(7)	2c(vii)	281	230
Current tax assets	—	21	—		21	17
Derivative financial instruments	—	13	—		13	11
	698	35	(7)		726	596
Total assets	4,486	—	(84)		4,402	3,615

Notes to Unaudited Pro Forma Combined Financial Information (Continued)
As of June 30, 2022	Terminix (U.S. GAAP) Note 2a	Reclassifications Note 2b	IFRS adjustments Note 2c	Notes	Adjusted Terminix (IFRS)	Adjusted Terminix (IFRS)(i)
	US$m	US$m	US$m		US$m	£m
Equity
Common stock	2	(2)	—		—	—
Additional paid-in capital	2,402	(2,402)	—		—	—
Retained earnings	988	—	(234)	2c(i), 2c(ii), 2c(iii), 2c(iv), 2c(v), 2c(vi), 2c(vii)	754	619
Accumulated other comprehensive income	8	(8)	—		—	—
Common stock held in treasury	(964)	964	—		—	—
Share capital	—	2	—		2	2
Share premium	—	2,402	6	2c(ii)	2,408	1,977
Treasury shares	—	(964)	—		(964)	(792)
Other reserves	—	8	1	2c(iv)	9	7
Total Equity	2,436	—	(227)		2,209	1,813
Liabilities
Non-current liabilities
Long-term debt	846	(846)	—		—	—
Other long-term liabilities:
Deferred taxes	396	(396)	—		—	—
Other long-term obligations, primarily self-insurance claims	173	(173)	—		—	—
Long-term lease liability	91	(91)	—		—	—
Other payables	—	14	—		14	12
Bank and other long-term borrowings	—	766	4	2c(iv)	770	632
Lease liabilities	—	171	(3)	2c(i)	168	138
Deferred tax liabilities	—	396	(86)	2c(i), 2c(ii), 2c(iii), 2c(iv), 2c(v), 2c(vi), 2c(vii)	310	255
Retirement benefit obligations	—	—	—		—	—
Provisions for liabilities and charges	—	151	224	2c(iii), 2c(vi)	375	308
Derivative financial instruments	—	—	—		—	—
	1,506	(8)	139		1,637	1,345
Current liabilities
Accounts payable	122	(122)	—		—	—
Accrued liabilities:
Payroll and related expenses	73	(73)	—		—	—
Self-insurance claims and related expenses	73	(73)	—		—	—
Accrued interest payable	7	(7)	—		—	—
Other	106	(106)	—		—	—
Deferred revenue	99	(99)	—		—	—
Current portion of lease liability	17	(17)	—		—	—
Current portion of long-term debt	47	(47)	—		—	—
Trade and other payables	—	368	—		368	302
Current tax liabilities	—	13	—		13	11
Provisions for liabilities and charges	—	107	6	2c(vi)	113	93
Bank and other short-term borrowings	—	10	—		10	8
Lease liabilities	—	54	(2)	2c(i)	52	43
	544	8	4		556	457
Total liabilities	2,050	—	143		2,193	1,802
Total equity and liabilities	4,486	—	(84)		4,402	3,615

(i)
Adjusted Terminix (IFRS) balances were converted from US$ to £m using closing exchange rate as of June 30, 2022 as described in Note 1 above.

Notes to Unaudited Pro Forma Combined Financial Information (Continued)
For the six months ended June 30, 2022	Terminix (U.S. GAAP) Note 2a	Reclassifications Note 2b	IFRS adjustments Note 2c	Notes	Adjusted Terminix (IFRS)	Adjusted Terminix (IFRS)(i)
	US$m	US$m	US$m		US$m	£m
Revenue	1,081	—	—		1,081	833
Cost of services rendered and products sold	(636)	636	—		—	—
Selling and administrative expenses	(287)	287	—		—	—
Amortization expense	(20)	20	—		—	—
Restructuring and other charges	(33)	33	—		—	—
Loss on sale of international subsidiaries	(41)	41	—		—
Operating expenses	—	(1,017)	37	2c(i), 2c(ii), 2c(iii), 2c(iv), 2c(v), 2c(vi), 2c(vii)	(980)	(755)
Operating profit	64	—	37		101	78
Interest expense	(23)	23	—		—	—
Interest and net investment income	(2)	2	—		—	—
Finance income	—	(2)	—		(2)	(2)
Finance cost	—	(23)	(8)	2c(i), 2c(iii), 2c(vi)	(31)	(24)
Share of profit from associates, net of tax	—	3	—		3	2
Profit before income tax	39	3	29		71	54
Provision for income taxes	(21)	21	—		—	—
Equity in earnings of joint ventures	3	(3)	—		—	—
Income tax expense	—	(21)	(8)	2c(i), 2c(ii),2c(iii), 2c(iv),2c(v), 2c(vi), 2c(vii)	(29)	(22)
Profit for the year from continuing operations	21	—	21		42	32

(i)
Adjusted Terminix (IFRS) statement of profit or loss line items were converted from US$ to £m using average exchange rate for the six months ended June 30, 2022 as described in Note 1 above.

For the year ended December 31, 2021	Terminix (U.S. GAAP) Note 2a	Reclassifications Note 2b	IFRS adjustments Note 2c	Notes	Adjusted Terminix (IFRS)	Adjusted Terminix (IFRS)(i)
	US$m	US$m	US$m		US$m	£m
Revenue	2,045	—	—		2,045	1,484
Cost of services rendered and products sold	(1,193)	1,193	—		—	—
Selling and administrative expenses	(561)	561	—		—	—
Amortization expense	(40)	40	—		—	—
Acquisition-related costs	1	(1)	—		—	—
Mobile Bay Formosan termite settlement	(4)	4	—		—	—
Fumigation related matters	(2)	2	—		—	—
Restructuring and other charges	(19)	19	—		—	—
Goodwill impairment	(3)	3	—		—	—
Operating expenses	—	(1,821)	(30)	2c(i), 2c(ii), 2c(iii), 2c(iv), 2c(v), 2c(vi)	(1,851)	(1,344)
Operating profit	224	—	(30)		194	140
Interest expense	(45)	45	—		—	—
Interest and net investment income	2	(2)	—		—	—
Finance income	—	2	—		2	1
Finance cost	—	(45)	(12)	2c(i), 2c(iii)	(57)	(41)
Share of profit from associates, net of tax	—	2	—		2	1
Profit before income tax	181	2	(42)		141	101
Provision for income taxes	(57)	57	—		—	—
Equity in earnings of joint ventures	2	(2)	—		—	—
Income tax expense	—	(57)	12	2c(i), 2c(ii), 2c(iii), 2c(iv), 2c(v), 2c(vi)	(45)	(33)
Profit for the year from continuing operations	126	—	(30)		96	68

(ii)
Adjusted Terminix (IFRS) statement of profit or loss line items were converted from US$ to £m using average exchange rate for the year ended December 31, 2021 as described in Note 1 above.

Notes to Unaudited Pro Forma Combined Financial Information (Continued)
a)
The Terminix group’s balance sheet as of June 30, 2022 and statement of operations for the six months ended June 30, 2022 are extracted, without material adjustment, from the Terminix group’s condensed consolidated financial statements which are incorporated by reference into this proxy statement/prospectus. The balance sheet information presented in the table above has been adjusted for rounding differences. The Terminix group’s statement of operations for the year ended December 31, 2021 is extracted, without material adjustment, from the Terminix group’s consolidated financial statements, which is incorporated by reference into this proxy statement/prospectus.

b)
The presentation of the balance sheet and the statements of operations by the Terminix group has been modified in order to align with the presentation used by Rentokil Initial.

Modifications to Terminix group’s balance sheet presentation as of June 30, 2022 include:
i)
Presentation of ‘Receivables, less allowance’ (US$213 million) in ‘Trade and other receivables’ (US$213 million);

ii)
Separate presentation of components of ‘Prepaid expenses and other assets’ (US$163 million) in ‘Trade and other receivables’ (US$75 million), in ‘Current tax assets’ (US$21 million), in current ‘Derivative financial instruments’ (US$12 million) and ‘Intangible assets’ (US$54 million);

iii)
Separate presentation of components of ‘Property and equipment, net’ (US$183 million) in ‘Property, plant and equipment’ (US$51 million), in ‘Intangible assets’ (US$17 million) and in ‘Right-of-use assets’ (US$115 million);

iv)
Presentation of ‘Operating lease right-of use assets’ (US$72 million) in ‘Right-of-use assets’ (US$72 million);

v)
Presentation of ‘Goodwill’ (US$2,107 million) in ‘Intangible assets’ (US$2,107 million);

vi)
Presentation of ‘Intangible assets, primarily trade names, service marks and trademarks, net’ (US$1,051 million) in ‘Intangible assets’ (US$1,051 million);

vii)
Presentation of ‘Restricted Cash’ (US$89 million) in ‘Cash and cash equivalents’ (US$89 million);

viii)
Presentation of ‘Notes receivable’ (US$38 million) in non-current ‘Other receivables’ (US$38 million);

ix)
Presentation of ‘Long-term marketable securities’ (US$12 million) in non-current Other receivables’ (US$12 million);

x)
Presentation of ‘Deferred customer acquisition costs’ (US$102 million) in ‘Contract costs’ (US$102 million);

xi)
Separate presentation of components of ‘Other assets’ (US$134 million) in ‘Investments in associated undertakings’ (US$69 million), in non-current ‘Derivative financial instruments’ (US$21 million) and in non-current ‘Other receivables’ (US$44 million);

xii)
Presentation of ‘Accounts payable’ (US$122 million) in ‘Trade and other payables’ (US$122 million);

xiii)
Presentation of ‘Payroll and related expenses’ (US$73 million) in ‘Trade and other payables’ (US$73 million);

xiv)
Presentation of ‘Self-insurance claims and related expenses’ (US$73 million) in current ‘Provisions for liabilities and charges’ (US$73 million);

xv)
Presentation of ‘Accrued interest payable’ (US$7 million) in ‘Trade and other payables’ (US$7 million);

xvi)
Separate presentation of components of ‘Other’ (US$106 million) in ‘Trade and other payables’ (US$68 million), in current ‘Provision for liabilities and charges’ (US$34 million), and in ‘Current tax liabilities’ (US$4 million);

xvii)
Presentation of ‘Deferred revenue’ (US$99 million) in ‘Trade and other payables’ (US$99 million);

xviii)
Separate presentation of components of ‘Current portion of long-term debt’ (US$47 million) in ‘Bank and other short-term borrowings’ (US$10 million), and in current ‘Lease liabilities’ (US$37 million);

Notes to Unaudited Pro Forma Combined Financial Information (Continued)
xix)
Presentation of ‘Current portion of lease liability’ (US$17 million) in current ‘Lease liabilities’ (US$17 million);

xx)
Separate presentation of components of ‘Long-term debt’ (US$846 million) in ‘Bank and other long-term borrowings’ (US$766 million), and in non-current ‘Lease liabilities’ (US$80 million);

xxi)
Presentation of ‘Long-term lease liability’ (US$91 million) in non-current ‘Lease liabilities’ (US$91 million);

xxii)
Separate presentation of components of ‘Other long-term obligation, primarily self-insurance claims’ (US$173 million) in non-current ‘Provisions for liabilities and charges’ (US$151 million), in ‘Other payables’ (US$14 million), and in ‘Current tax liabilities’ (US$9 million);

xxiii)
Presentation of ‘Deferred taxes’ of (US$396 million) in ‘Deferred tax liabilities’ (US$396 million);

xxiv)
Presentation of ‘Common stock’ of (US$2 million) as ‘Share capital’ of (US$2 million);

xxv)
Presentation of ‘Additional paid-in capital’ (US$2,402 million) in ‘Share premium’ (US$2,402 million);

xxvi)
Presentation of ‘Accumulated other comprehensive income’ (US$8 million) in ‘Other reserves’ (US$8 million);

xxvii)
Presentation of ‘Common stock held in treasury’ (US$964 million) in ‘Treasury Stock’ (US$964 million).

Modifications to Terminix group’s statement of operations for the six months ended June 30, 2022 include:
i)
Presentation of ‘Cost of services rendered and products sold’ (US$636 million) in ‘Operating expenses’ (US$636 million);

ii)
Presentation of ‘Selling and administrative expenses’ (US$287 million) in ‘Operating expenses’ (US$287 million);

iii)
Presentation of ‘Amortization expense’ (US$20 million) in ‘Operating expenses’ (US$20 million);

iv)
Presentation of ‘Restructuring and other charges’ (US$33 million) in ‘Operating expenses’ (US$33 million);

v)
Presentation of ‘Loss on sale of of international subsidiaries’ (US$41 million) in ‘Operating expenses’ (US$41 million);

vi)
Presentation of ‘Interest expense’ (US$23 million) in ‘Finance cost’ (US$23 million);

vii)
Presentation of ‘Interest and net investment income’ (US$2 million) in ‘Finance income’ (US$2 million);

viii)
Presentation of ‘Provision for income taxes’ (US$21 million) in ‘Income tax expense’ (US$21 million);

ix)
Presentation of ‘Equity in earnings of joint ventures’ (US$3 million) in ‘Share of profit from associates, net of tax’ (US$3 million).

Modifications to Terminix group’s statement of operations for the year ended December 31, 2021 include:
i)
Presentation of ‘Cost of services rendered and products sold’ (US$1,193 million) in ‘Operating expenses’ (US$1,193 million);

ii)
Presentation of ‘Selling and administrative expenses’ (US$561 million) in ‘Operating expenses’ (US$561 million);

iii)
Presentation of ‘Amortization expense’ (US$40 million) in ‘Operating expenses’ (US$40 million);

iv)
Presentation of ‘Acquisition related costs’ (US$1 million) in ‘Operating expenses’ (US$1 million);

v)
Presentation of ‘Mobile Bay Formosan termite settlement’ (US$4 million) in ‘Operating expenses’ (US$4 million);

Notes to Unaudited Pro Forma Combined Financial Information (Continued)
vi)
Presentation of ‘Fumigation related matters’ (US$2 million) in ‘Operating expenses’ (US$2 million);

vii)
Presentation of ‘Restructuring and other charges’ (US$19 million) in ‘Operating expenses’ (US$19 million);

viii)
Presentation of ‘Goodwill impairment’ (US$3 million) in ‘Operating expenses’ (US$3 million);

ix)
Presentation of ‘Interest expense’ (US$45 million) in ‘Finance cost’ (US$45 million);

x)
Presentation of ‘Interest and net investment income’ (US$2 million) in ‘Finance income’ (US$2 million);

xi)
Presentation of ‘Provision for income taxes’ (US$57 million) in ‘Income tax expense’ (US$57 million);

xii)
Presentation of ‘Equity in earnings of joint ventures’ (US$2 million) in ‘Share of profit from associates, net of tax’ (US$2 million).

c)
The following adjustments have been made to convert the Terminix group’s balance sheet and statements of operations to Rentokil Initial’s IFRS accounting policies:

i)
Leases — Under U.S. GAAP, all of Terminix’s real estate leases were classified as operating leases, where the lease liability is measured as the present value of the remaining lease payments, and the right-of-use (“ROU”) asset is remeasured as the amount of the lease liability adjusted for any lease incentives, prepaid/accrued rents, initial direct costs, or impairment. This treatment results in the recognition of rent expense on a straight-line basis over the lease term. Under IFRS 16, depreciation of the right-of-use asset and interest expense are recognized separately in the statement of profit or loss. Accordingly, adjustments have been made to reflect the depreciation of right-of-use assets on a straight-line basis and the recognition of interest expense on the lease liability under IFRS 16.

All of Terminix fleet leases were classified as finance leases under ASC 842. Adjustments have been made to Terminix’s fleet leases to remeasure the ROU assets and liabilities at the prevailing incremental borrowing rate (IBR). Additionally, Terminix capitalized short-term fleet leases, low value fleet leases, and non-lease components under its ASC 842 policy. These components have been expensed under IFRS 16 to align with Rentokil Initial’s accounting policy.
As a result, ROU assets of US$14 million and lease liabilities of US$5 million have been derecognized in the balance sheet as of June 30, 2022 along with the related impact to deferred tax liabilities of US$3 million and reduction of retained earnings by US$6 million. Additionally, there was an adjustment of US$3 million to decrease operating expense and an adjustment of US$4 million to increase finance costs and a related tax benefit of US$0.3 million during the six months ended June 30, 2022 and an adjustment of US$5 million to decrease operating expense and an adjustment of US$8 million to increase finance costs and a related tax benefit of US$1 million during the year ended December 31, 2021.
ii)
Share-based compensation — Under its U.S. GAAP accounting policy, Terminix has valued its graded vesting awards with service-only conditions as a single award and has recorded the share-based compensation expense for these awards using a straight-line method over the vesting period for the entire award. Rentokil Initial’s IFRS accounting policies require that each tranche of a graded vesting award with service-only conditions be valued as a separate award and that the share-based compensation expense be recorded using a straight-line basis over the respective vesting period for each separately vesting portion of the award. Adjustments have been made to reflect the impact on the grant date fair value and the timing of expense recognition for grants with unvested options. These changes resulted in a decrease of share-based compensation within operating expenses of US$6 million and a related tax charge of US$1.3 million for the six months ended June 30, 2022 and a US$2 million decrease within operating expenses and a related tax charge of US$0.1 million for the year ended December 31, 2021. This also resulted in an adjustment between retained earnings and share premium of US$6 million and a related deferred tax benefit of US$1 million in the balance sheet.

Notes to Unaudited Pro Forma Combined Financial Information (Continued)
iii)
Contingent liabilities and provisions — Under U.S. GAAP, Terminix has not discounted its recognized contingent liabilities as the timing of the settlement of these accrued liabilities are not fixed or readily determinable. IFRS requires provisions to be discounted if the effect of the time value of money is material, using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the liability that have not been reflected in the best estimate of the expenditure.

As a result, provisions of US$20 million and the related insurance receivables of US$7 million have been reduced in the balance sheet as of June 30, 2022, along with a related deferred tax charge of US$4 million, resulting from the effect of the time value of money. The statement of profit or loss for the six months ended June 30, 2022 reflects a US$2 million reduction to operating expenses and a US$3 million increase to finance costs and a related tax charge of US$0.3 million. The statement of profit or loss for the year ended December 31, 2021 reflects a US$4 million reduction to operating expenses and a US$4 million increase to finance costs and a related tax charge of US$0.1 million.
iv)
Financial Instruments — Under its U.S. GAAP policy, Terminix capitalized financing costs associated with its debt extinguishment in accordance with ASC 470. These financing costs under IFRS standards are required to be expensed as incurred. As a result, debt financing costs capitalized in Other Receivables -LT of US$2 million and in Bank and other long-term borrowings of US$4 million were derecognized in the balance sheet as of June 30, 2022 along with a related deferred tax benefit of US$2 million.

In addition, under its U.S. GAAP policy, Terminix retained the accumulated foreign currency reserve related to a net investment hedge that was terminated during the six months ended June 30, 2022 as the foreign entity associated with the hedge was not substantially liquidated. Under IFRS, the foreign exchange reserve shall be reclassified from equity to profit or loss upon disposal or partial disposal of the foreign operation. As a result, a portion of the foreign exchange reserve was released into statement of profit or loss, resulting in a $1 million increase in other reserves in the balance sheet as of June 30, 2022.
The statement of profit or loss for the six months ended June 30, 2022 reflects a US$1 million reduction to operating expenses and a related tax charge of US$0.3 million for these adjustments. The statement of profit or loss for the year ended December 31, 2021 reflects a US$2 million reduction to operating expenses and a related tax charge of US$0.5 million.
v)
Capitalized Software — cloud computing costs — Terminix incurred and capitalized implementation costs related to cloud computing arrangements associated with the development of developing a new customer service platform to replace its legacy operating systems. Under its U.S. GAAP accounting policies, the costs incurred for the development of the platform were classified within Prepaid Expenses on Terminix’s statement of financial position.

The costs incurred by Terminix for the development of the customer platform are not eligible for recognition as capitalized assets under Rentokil Initial’s IFRS accounting policies and instead the arrangement will be treated as a service agreement. Furthermore, the implementation costs are distinct from the service agreements in place and should be expensed as incurred. Therefore, US$54 million of capitalized development costs were derecognized from the balance sheet as of June 30, 2022 along with a related deferred tax benefit of US$15 million and a retained earnings impact of US$32 million. The statement of profit or loss for the six months ended June 30, 2022 reflects a US$10 million increase to operating expenses and a related tax benefit of US$3 million. The statement of profit or loss for the year ended December 31, 2021 reflects a US$19 million increase to operating expenses and a related tax benefit of US$6 million.
vi)
Termite damage claims — Under Terminix’s U.S. GAAP accounting policies, Terminix has recorded certain liabilities with respect to existing or potential claims, lawsuits and other proceedings, including litigated termite damage claims up to one year after the balance sheet date when amounts are both probable and reasonably estimable. A provision for litigated claims is recorded as claims are filed, while the provision for non-litigated claims is based on known filed claims plus

Notes to Unaudited Pro Forma Combined Financial Information (Continued)
those expected to arise for active customers within the contractually stated claims notification period. In contrast, under Rentokil Initial’s IFRS accounting policy, its assessment of probable future cash outflows arising from claims relating to the entire pool of existing contracts is based on historical claim trends and costs for the total estimated period a customer is expected to be retained. This change in methodology pursuant to Rentokil Initial’s IFRS accounting policy results in an increase in the provision for both litigated and non-litigated claims.
Accordingly, Rentokil Initial has recognised a further provision of US$250 million as of June 30, 2022, which primarily relates to non-litigated claims, with an increase to current provisions for liabilities and charges of US$6 million and an increase to non-current provisions for liabilities and charges of US$244 million representing Rentokil Initial’s estimate of probable claims expected to arise over the entire duration of the customer relationship, along with a deferred tax benefit of US$67 million. The statement of profit or loss for the six months ended June 30, 2022 reflects a US$42 million decrease in expense, a US$1 million increase in finance cost and a related tax charge of US$11 million, taking account of the position as of December 31, 2021. The statement of profit or loss for the year ended December 31, 2021 reflects a US$24 million increase in expense, and a related tax benefit of US$6 million, taking account of the position as of December 31, 2020.
vii)
Interim Advertising Costs — Under U.S. GAAP, Terminix has elected for interim reporting to defer advertising costs within a fiscal year where the benefits of the expenditure extend beyond the interim period in which the expenditure was made. IFRS requires advertising and marketing costs to be expense as incurred unless services are paid in advance and not immediately available (i.e., prepaid expenses). To align Terminix’s existing U.S. GAAP policy to those of Rentokil Initial, an adjustment of US$7 million has been made to reduce prepaid expenses within trade and other receivables on the balance sheet as of June 30, 2022, along with a related deferred tax charge of US$2 million, to reflect the expense recognition of marketing services received and incurred.

The statement of profit or loss for the six months ended June 30, 2022 reflects a US$7 million increase to operating expenses and a related tax charge of US$2 million. No adjustment was required for the year ended 31 December 2021.
(3)
Debt refinancing

On February 25, 2022, Rentokil Initial entered into a US$2,700 million credit facility consisting of (i) “Facility A,” a bridge facility having an aggregate principal amount of US$2,000 million and (ii) “Facility B,” a term facility having an aggregate principal amount of US$700 million (£575 million) (collectively, the Financing Commitments), which have been provided by a syndicate of banks. Facility A had an original maturity date of August 25, 2023. Facility B will mature on the third anniversary of the date of the first utilization.
On June 27, 2022, Rentokil Initial issued senior unsecured notes for €850 million (£732 million), €600 million (£516 million) and £400 million (collectively, “the New Senior Notes”), maturing on June 27, 2027, June 27, 2030 and June 27, 2032, respectively. The New Senior Notes were issued in part to replace Facility A with longer term financing with the proceeds being received and held on deposit as at June 30, 2022, pending completion of the transaction. On June 30, 2022, Rentokil Initial cancelled Facility A. Accordingly, Facility A has been excluded from the debt refinancing adjustments below.
The proceeds of the Facility B and the New Senior Notes are to be used to pay the merger consideration, certain costs and expenses in connection therewith and for the refinancing of indebtedness of Terminix and its subsidiaries. On the basis that the amount can only be drawn in a single tranche, Rentokil Initial has assumed the full amount of Facility B will be drawn down with respect to the Transaction, which is reflected in the debt refinancing adjustments below. Upon repayment of the outstanding Terminix term loan facility, the related interest rate swap will be terminated with a settlement of US$29 million (£24 million) expected to be received from the counterparty based on the fair value as of June 30, 2022.

Notes to Unaudited Pro Forma Combined Financial Information (Continued)
Current and non-current bank and other borrowings and financial derivatives have been adjusted as follows based on the sources of funding described above:
Debt refinancing adjustments £m
Proceeds from Facility B	575
Total borrowings	575
Debt issuance costs to be recognized	(1)
Total cash proceeds, net of debt issuance costs	574
Repayment of outstanding Terminix term loan facility and notes(i)	(616)
Release of historical Terminix unamortized debt issuance costs of £1 million and fair value adjustments of £48 million(ii)	(47)
Net change in debt	(89)
Presented as:
Current portion of financial derivatives	7
Non-current portion of financial derivatives	17
Current portion of debt adjustment	—
Non-current portion of debt adjustment	(113)

(i)
The repayment of the outstanding Terminix term loan facility and notes includes the £17 million (of the total £65 million adjustment) adjustment recorded to debt (Note 4b(iii)), in order to increase the historical book value to the par value to be repaid, partially offset by expected proceeds from the settlement of interest rate swaps of US$29 million (£24 million).

(ii)
The fair value adjustments to be released represents the excess of the fair value of debt recorded (Note 4b(iii)) over the par value to be repaid.

Proceeds from the credit facility are planned to be used for repayment of outstanding Terminix term loan facility and notes, payments for cash consideration, transaction costs and other costs associated with the Merger.
In conjunction with the repayment of the outstanding Terminix notes, a termination fee of US$58 million (£48 million) will be paid on the early settlement made by Rentokil Initial. This has been presented in the pro forma balance sheet as of June 30, 2022 as a reduction to cash and cash equivalents. The total cash settlement, including the termination fee, approximates the fair value recognized on acquisition of Terminix, and therefore a nil amount has been recorded in the pro forma statement of profit or loss for the year ended December 31, 2021.
The interest rate for loans borrowed pursuant to the Facility B is a benchmark rate based on the secured overnight financing rate for U.S. dollars plus a margin determined pursuant to a ratings-based pricing grid that ranges between 0.50% per annum and 1.00% per annum.

Notes to Unaudited Pro Forma Combined Financial Information (Continued)
The interest rates for the Senior Notes are included in the table below.
			Interest expense, £m
	Average principal £m(i)	Interest rate %	For the six months ended June 30, 2022(ii)	For the year ended December 31, 2021(iii)
Senior Notes due 2027	732	3.88	14	28
Senior Notes due 2030	516	4.38	11	23
Senior Notes due 2032	400	5.00	10	20
Facility B	575	2.60	7	13
Debt issuance cost amortization(iv):
Senior Notes due 2027			1	1
Senior Notes due 2030			1	1
Senior Notes due 2032			1	1
Facility B			—	1
Total interest expense adjustment relating to new debt	—	—	45	88
Costs associated with historical debt	—	—
Release of historical Terminix interest recorded on term loan facility and notes	—	—	(16)	(31)
Release of historical Terminix unamortized debt issuance costs on term loan facility and notes			—	(1)
Settlement gain/loss upon termination of Terminix debt			—	—
Total finance cost adjustment			29(v)	56(v)

(i)
The New Senior Notes that are denominated in € have been converted from € to £ using the closing exchange rate of £0.86081 per €1.00 as of June 30, 2022.

(ii)
Interest expense related to New Senior Notes that are denominated in € have been converted from €m to £m using average exchange rates of £0.84205 per €1 for the six months ended June 30, 2022 and £0.8595 per €1 for the year ended December 31, 2021.

(iii)
Interest expense related to Facility B was converted from US$m to £m using average exchange rates for the six months ended June 30, 2022 and for the year ended December 31, 2021 as described in Note 1 above.

(iv)
In addition to incremental interest charges, Rentokil Initial has also recorded a pro forma adjustment for debt issuance cost amortization for each facility, which will be deferred and amortized over the duration of the borrowings.

(v)
The related estimated net decrease to income tax expense as a result of these increased interest charges reflected in the Unaudited Pro Forma Statement of Profit or Loss is £6 million and £11 million for the six months ended June 30, 2022 and for the year ended December 31, 2021 respectively.

(4)
Adjustments related to the transaction

The pro forma balance sheet and the pro forma statement of profit or loss give effect to the following assumptions and adjustments.

Notes to Unaudited Pro Forma Combined Financial Information (Continued)
a)
Preliminary purchase consideration

The total consideration expected to be transferred as of August 31, 2022 amounts to £4,480 million, and has been calculated as follows:
Estimated number of Rentokil Initial ordinary shares underlying the Rentokil Initial ADSs to be delivered to Terminix stockholders as of August 31, 2022:
Estimated number of Terminix shares outstanding		121,553,067
Exchange ratio (as set out in the Merger Agreement)		1.0619
The Rentokil Initial ADSs to be delivered(i)		129,077,202
Preliminary purchase consideration:
Estimated number of Rentokil Initial ordinary shares underlying the Rentokil Initial ADSs to be delivered(i)	645,386,010
Multiplied by market price of each Rentokil Initial ordinary share on August 31, 2022 (Note 4a(ii) (GBP per share)	5.21
		£m
Fair value of Rentokil Initial ordinary shares underlying the Rentokil Initial ADSs to be issued in exchange of Terminix shares		3,362
Consideration related to Terminix Stock Options, Terminix Restricted Stock Unit Awards, and Terminix Performance Stock Unit Awards vesting before June 30, 2022		14(ii)
Total equity consideration		3,376(iii)
Cash consideration, including cash settlement of fully vested and outstanding employee equity awards		1,104(iv)
Total preliminary purchase consideration		4,480

(i)
The estimated number of Rentokil Initial Shares is five times the number of Rentokil Initial ADSs to be delivered because each New Rentokil Initial ADS represents five Rentokil Initial Shares.

(ii)
The portion of the fair value of Terminix’s equity awards attributable to pre-combination service that will be assumed by Rentokil Initial upon the closing amounts to £20 million, of which £6 million relates to fully vested and outstanding awards that will be cash settled and has been included in cash consideration. The estimated portion of the Rentokil Initial replacement award attributable to post-combination services resulted in additional compensation expense of £5 million (see note 4h).

(iii)
The total share consideration for each share of Terminix common stock was estimated using the closing price of Rentokil Initial Plc as of August 31, 2022, and the number of fully diluted shares outstanding as of August 31, 2022, which was the last practicable date prior to the issuance of this Pro Forma Financial Information. The proportion of the Terminix Stock Options, Terminix Restricted Stock Unit Awards and Terminix Performance Stock Unit Awards vesting prior to June 30, 2022, were also included within the total share consideration. The actual purchase consideration will be determined upon the closing.

(iv)
The total cash consideration was calculated using the shares of Terminix common stock outstanding as of August 31, 2022, multiplied by the US$11 due to Terminix stockholders for each share of Terminix common stock as set out in the merger agreement. The cash consideration also includes £6 million for fully vested and outstanding equity awards that will be cash settled as described in note 4h.

To determine the preliminary purchase consideration of £4,480 million, Rentokil Initial’s closing share price on August 31, 2022 of £5.21 has been used. The actual purchase price and exchange rate will fluctuate between August 31, 2022 and the closing date of the transaction. A 10% increase in the Rentokil Initial share price would increase the fair value of the preliminary purchase consideration and goodwill by

Notes to Unaudited Pro Forma Combined Financial Information (Continued)
£337 million. A 10% decrease in the Rentokil Initial share price would decrease the preliminary purchase consideration and goodwill by £336 million.
The preliminary purchase consideration reflected in the Pro Forma Financial Information does not purport to represent what the actual consideration transferred will be when the transaction is completed. The fair value of the Rentokil Initial ordinary shares underlying the Rentokil Initial ADSs to be delivered as part of the consideration transferred will be measured, at the closing, based on the number of Terminix shares outstanding multiplied by the exchange ratio of 1.0619 and the then-current market price of Rentokil Initial ordinary shares. This requirement will likely result in a per share equity component different from the £5.21 per share closing price of Rentokil Initial ordinary shares on August 31, 2022 that is assumed in the Pro Forma Financial Information, and that difference may be material.
b)
Preliminary purchase consideration allocation

Under the acquisition method of accounting, the preliminary purchase consideration is allocated to the Terminix group’s assets and liabilities based on their estimated fair values. The preliminary allocation included in the Pro Forma Financial Information below has been developed based on preliminary estimates of fair value using the historical financial statements of the Terminix group as of June 30, 2022 and is therefore subject to change.
The preliminary allocation of the fair value of assets acquired and liabilities assumed as of August 31, 2022 is estimated as follows:
Allocation of preliminary purchase consideration (in £ m):	Book value	Fair value adjustment	Notes	Fair value
Estimated fair value of assets acquired:
Intangible assets, excluding goodwill	877	875	4b(i)	1,752(i)
Goodwill	1,730	2,080	4b(ii)	3,810(ii)
Property, plant and equipment	42	—		42
Right of use assets	143	—		143
Cash and cash equivalents	301	—		301
Other assets	480	—		480
Estimated fair values of liabilities assumed:
Debt	(821)	(65)	4b(iii)	(886)(iii)
Provisions	(387)	(6)	4b(iv)	(393)(iv)
Deferred tax liability	(255)	(217)	4b(v)	(472)(v)
Other liabilities	(297)	—		(297)
Total allocation	1,813	2,667		4,480
Except as discussed below, the carrying value of Terminix’s assets and liabilities are considered to approximate their fair values.
(i)
The fair value of Terminix’s intangible assets is estimated to be £1,752 million, or a net increase of £875 million compared to a carrying value of £877 million. The primary intangible assets include trade names and customer relationships, for which the fair value estimates of identifiable intangible assets have been determined using the income approach. The assumptions used by Rentokil Initial to arrive at the estimated fair value of the identifiable intangible assets have been derived primarily from public information and information provided by Rentokil Initial and Terminix.

Notes to Unaudited Pro Forma Combined Financial Information (Continued)
The fair value and weighted-average estimated useful lives of identifiable intangible assets are estimated as follows:
			Amortization
	Pro forma adjusted carrying value	Weighted-average estimated useful life	For the six months ended June 30, 2022	For the year ended December 31, 2021
	(£m)	(in years)	(£m)	(£m)
Fair value of intangible assets acquired:
Customer relationships	401	6	38	75
Trade names (indefinite- lived)	1,313	Not amortized	—	—
Trade names (finite)	24	16	2	4
Software	14	4	2	4
Total fair value of intangible assets acquired:	1,752	Amortization expenses	42	83
		Less historical amortization expense	(15)	(29)
		Adjustments to amortization expense	27	54
Based on the estimated respective fair values of identified intangible assets and the weighted average estimated useful lives, an adjustment to amortization expense of £27 million and £54 million has been included in the pro forma statements of profit and loss for the six months ended June 30, 2022 and the year ended December 31, 2021 respectively, being the amortization charge above less £15 million and £29 million of historical amortization expensed in the six months ended June 30, 2022 and the year ended December 31, 2021 respectively. The related estimated net decrease to income tax expense for the pro forma statement of profit or loss for the six months ended June 30, 2022 is £7 million, which comprises the total transaction adjustment to income tax expense. The related estimated net decrease to income tax expense for the pro forma statement of profit or loss for the year ended December 31, 2021 is £15 million, which is included in the total adjustment to income tax expense of £20 million along with the tax effect of the replacement awards of £1 million in note 4h and the tax effect of the management compensation arrangements of £4 million in note 4i. This adjustment will recur for the life of the underlying assets.
(ii)
The goodwill balance arising from the acquisition is estimated to be £3,810 million, which represents an uplift of £2,080 million. The goodwill has been calculated as excess of the purchase consideration of £4,480 million over the fair value of the net assets acquired of £670 million.

(iii)
The fair value of Terminix’s total debt is estimated to be £886 million, or a net increase of £65 million compared to book value of £821 million. The change in the debt balance is as a result of the fair value increases associated with Terminix’s listed bonds that will be acquired as part of the transaction.

(iv)
The fair value increase in contingent liabilities relating to future termite warranty claims for received claims and probable claims within one year on the balance sheet at June 30, 2022 is £6 million. This amount has been included in current provisions and other charges.

(v)
The change in the deferred tax liability is as a result of the above fair value adjustments. The estimated net deferred tax liability is £472 million, which represents an adjustment of £217 million. This adjustment comprises £236 million in relation to the fair value uplift on intangible assets, offset by a £19 million deferred tax asset in relation to the fair value uplift on contingent liabilities

Notes to Unaudited Pro Forma Combined Financial Information (Continued)
and long-term debt. The estimated net deferred tax liability is based on assumptions and limited information and therefore the final amounts may differ materially from these estimates.
c)
Transaction costs

Rentokil Initial and Terminix expect to incur the following non-recurring costs in connection with the Transaction, such as investment banking fees, legal fees, accounting fees, valuation fees, and other expenses directly associated with the Transaction:
(£m)
Total Transaction costs of:
Rentokil Initial	80
Terminix	36
Total Transaction costs	116
	Share premium	Statement of Profit or Loss
	As of June 30, 2022	Six months ended June 30, 2022	Year ended December 31, 2021
Amounts recognized in historical periods	13	27	11
Adjustment recorded in the pro forma	10	(27)	82
Total Transaction costs	23	—	93
It has been estimated that total transaction and related costs of £116 million will be incurred collectively by Rentokil Initial and Terminix in connection with the transaction, which include advisory, legal, valuation and other professional fees of which £27 million and £11 million was incurred in the six months ended June 30, 2022 and the year ended December 31, 2021, respectively. Incurred transaction and related costs of £27 million in the six months ended June 30, 2022 are attributable as follows: Rentokil Initial £19 million and Terminix £8 million. As a result, an adjustment of £27 million was made to decrease operating expenses in the six months ended June 30, 2022 and to record these costs in the year ended December 31, 2021 in the pro forma statement of profit or loss. Incurred transaction and related costs of £11 million in the year ended December 31, 2021 are attributable as follows: Rentokil Initial £6 million and Terminix £5 million. £23 million of Rentokil Initial transaction costs are considered as incremental costs directly attributable to the share issuance, of which £13 million has been capitalized to share premium in the balance sheet as of June 30, 2022. As a result, an adjustment has been made to capitalize a further £10 million in the pro forma balance sheet as of June 30, 2022. Furthermore, an adjustment of £83 million for the remaining transaction costs has been presented in the pro forma statement of profit or loss for the year-ended December 31, 2021 within operating expenses. These one-off costs will not have a continuing impact on the results of the combined company.
Total estimated transaction and related costs in conjunction with the transaction of £116 million are attributable as follows: Rentokil Initial £80 million and Terminix £36 million. As of June 30, 2022, Rentokil Initial had charged £25 million cumulatively to the statements of profit and loss and £13 million capitalized to share premium and therefore an adjustment of £42 million has been presented in the pro forma balance sheet as a reduction to cash and cash equivalents and a corresponding reduction to retained earnings of £32 million and share premium of £10 million to represent the estimated future charge (Note 4e). Terminix had charged £13 million cumulatively to the statements of profit and loss and therefore an adjustment of £23 million has been presented in the pro forma balance sheet as a reduction to cash and cash equivalents and a corresponding increase to goodwill as these transaction costs will reduce Terminix’s retained earnings prior to the consummation of the transaction.
These amounts have not been tax effected as the tax deductibility of these items has not been determined.

Notes to Unaudited Pro Forma Combined Financial Information (Continued)
d)
Adjustments to operating expense

The total transaction adjustment to operating expenses in the pro forma statement of profit or loss for the six months ended June 30, 2022 of nil includes the £27 million adjustment to reduce transaction and related costs recorded offset by adjustments to record amortization expense of £27 million (Note 4b(i)).
The total transaction adjustment to operating expenses in the pro forma statement of profit or loss for the year ended December 31, 2021 of £154 million includes the £82 million adjustment for transaction and related costs as well as adjustments to amortization expense of £54 million (Note 4b(i)), replacement awards of £5 million (Note 4h), and Terminix management compensation of £13 million (Note 4i).
e)
Adjustments to shareholders’ equity

The estimated impact to total shareholders’ equity of the transaction as of June 30, 2022 is summarized as follows:
	Transaction Accounting Adjustments
(£m)	Eliminate Terminix historical equity	Issuance of Rentokil Initial Shares	Estimated Transaction costs	Replacement Awards	Terminix Management Compensation	Total Transaction Accounting Adjustments
Share capital	(2)	6	—	—	—	4
Share premium	(1,977)	3,370	(10)	5	—	1,388
Other reserves	(7)	—	—	—	—	(7)
Treasury shares	792	—	—	—	—	792
Retained earnings	(619)	—	(32)	(5)	(13)	(669)
Non-controlling interests	—	—	—	—	—	—
Total shareholders’ equity	(1,813)	3,376	(42)	—	(13)	1,508
Total estimated transaction and related costs is £116 million (Note 4c) comprising of £23 million of incremental costs directly attributable to the share issuance that will be capitalized to share premium and £93 million of costs that will be expensed. As of June 30, 2022, Rentokil Initial had £25 million of transaction and related costs included in retained earnings and £13 million capitalized to share premium while Terminix had £13 million included in retained earnings. As a result, within shareholders’ equity, an adjustment of £32 million has been made to retained earnings and an adjustment has been made to capitalize a further £10 million to share premium relating to Rentokil Initial’s costs, and an adjustment of £23 million has been made to goodwill for Terminix’s costs (Note 4c).
f)
Income tax impact

The estimated income tax impacts of the pre-tax adjustments that are reflected in the Pro Forma Financial Information are calculated using an estimated blended statutory rate of 27%, which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded. The blended statutory rate of the combined company following the Transaction could be significantly different depending on post-Transaction activities and the geographical mix of profit or loss before taxes.
g)
Earnings per share

Pro forma earnings (loss) per share (referred to as “EPS”) for the pro forma statement of profit or loss have been recalculated to show the impacts of the transaction after giving effect to the Rentokil Initial ordinary shares to be issued to Terminix stockholders, on a constant diluted and basic outstanding share basis, assuming that the Rentokil Initial ordinary shares underlying the Rentokil Initial ADSs to be issued in connection with the transaction were outstanding at the beginning of the periods presented. The effect of anti-dilutive potential ordinary shares is ignored in calculating pro forma diluted earnings (loss) per share. For

Notes to Unaudited Pro Forma Combined Financial Information (Continued)
the six months ended June 30, 2022, total weighted average pro forma Rentokil Initial Shares outstanding is assumed to be 2,505 million and 2,513 million, respectively, for basic and diluted EPS for the pro forma statement of profit or loss. For the year ended December 31, 2021, total weighted average pro forma Rentokil Initial Shares outstanding is assumed to be 2,503 million and 2,513 million, respectively, for basic and diluted EPS for the pro forma statement of profit or loss.
	For the six months ended June 30, 2022
	Rentokil Initial Historic	Unaudited Pro Forma combined company
Net income – attributable to shareholders, £m	124	140
Weighted average number of ordinary shares (basic), million	1,860	2,505
Basic EPS, pence	6.67	5.59
Weighted average number of ordinary shares (diluted), million	1,866	2,513
Diluted EPS, pence	6.65	5.57
	For the year ended December 31, 2021
	Rentokil Initial Historic	Unaudited Pro Forma combined company
Net income – attributable to shareholders, £m	263	152
Weighted average number of ordinary shares (basic), million	1,858	2,503
Basic EPS, pence	14.16	6.07
Weighted average number of ordinary shares (diluted), million	1,866	2,513
Diluted EPS, pence	14.10	6.05

h)
Replacement awards

Terminix stock options
At the first effective time, each Terminix Stock Option that is then vested and exercisable will be cancelled in consideration for the right to receive an amount in cash, without interest and less applicable withholding taxes, equal to the product of the excess of the Vested Award Consideration over the exercise price per share of the respective Terminix Stock Option and the number of shares of Terminix common stock subject to such Terminix Stock Option immediately prior to the first effective time.
At the first effective time, each Terminix Stock Option that is then unvested will be converted into an Assumed Option to purchase a number of Rentokil Initial ADSs equal to the number of shares of Terminix common stock underlying the Terminix Stock Option multiplied by the Equity Award Exchange Ratio. The exercise price per Rentokil Initial ADS applicable to each Assumed Option will be equal to the exercise price per share of Terminix common stock applicable to such Terminix Stock Option divided by the Equity Award Exchange Ratio. Each Assumed Option will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Terminix Stock Option.
Terminix restricted stock unit awards
At the first effective time, each Terminix RSU Award that is vested will be cancelled in consideration for the right to receive, in respect of each share of Terminix common stock subject to such Terminix RSU Award immediately prior to the first effective time, the Vested Award Consideration, without interest and less applicable withholding taxes.
At the first effective time, each other Terminix RSU Award will be assumed by Rentokil Initial and will be converted into an Assumed RSU Award that settles in a number of Rentokil Initial ADSs equal to the number of shares of Terminix common stock underlying the Terminix RSU Award multiplied by the Equity

Notes to Unaudited Pro Forma Combined Financial Information (Continued)
Award Exchange Ratio. Each Assumed RSU Award will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Terminix RSU Award.
Terminix performance stock unit awards
At the first effective time, each outstanding Terminix PSU Award that was granted prior to the date of the merger agreement will be assumed by Rentokil Initial and converted into an Assumed PSU Award that settles, subject to the achievement of the applicable time-based vesting conditions, in a number of Rentokil Initial ADSs equal to the product of the number of shares of Terminix common stock underlying the Terminix PSU Award (determined by deeming the applicable performance goals to be achieved at the greater of the target level and the actual level of achievement through the latest practicable date prior to the first effective time), multiplied by the Equity Award Exchange Ratio. Each such Assumed PSU Award will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Terminix PSU Award, other than any performance-based vested conditions.
At the first effective time, each Terminix PSU Award granted after the date of the merger agreement (under circumstances permitted by the merger agreement) will be assumed by Rentokil Initial and converted into an Assumed PSU Award that settles, subject to the achievement of the applicable time and performance-based vesting conditions, in a target number of Rentokil Initial ADSs equal to the product of (1) the number of shares of Terminix common stock underlying the Terminix PSU Award (determined by assuming the applicable performance goals to be achieved at target level) multiplied by (2) the Equity Award Exchange Ratio. Each such Assumed PSU Award will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Terminix PSU Award, except that the applicable performance metrics will be adjusted in good faith by Terminix and Rentokil Initial to provide for performance metrics that are based on the combined businesses.
Terminix director deferred share equivalents
At the first effective time, each outstanding director deferred share equivalent award with respect to shares of Terminix common stock will be cancelled in consideration for the right to receive the Vested Award Consideration, without interest.
Adjustment
The portion of the awards that has been included as part of the purchase consideration in note 4a has been determined by multiplying the fair value of the award as of June 30, 2022, by the portion of the requisite service period that elapsed prior to the transaction divided by the total service period. As reflected in note 4a, the portion of the fair value of Terminix’s equity awards attributable to pre-combination service that will be assumed by Rentokil Initial upon the closing amounts to £20 million, of which £6 million relates to fully vested and outstanding awards that will be settled in cash and £14 million relates to newly issued Rentokil Initial awards.
The estimated portion of the award attributable to post-combination services resulted in additional compensation expense of £5 million in the pro forma statement of profit or loss for the year ended December 31, 2021 and a corresponding adjustment to share premium. There was no additional compensation expense or related income tax expense to be adjusted for the six months ended June 30, 2022. The related estimated net decrease to income tax expense for the pro forma statement of profit or loss for the year ended December 31, 2021 is £1 million, which is included in the total adjustment to income tax expense of £20 million, along with the tax effect of the increase in amortization expense of £15 million in note 4b(i) and the tax effect of the management compensation arrangements of £4 million in note 4i. This adjustment will not have a continuing impact on the combined company once the post-combination service period has elapsed.
i)
Terminix management compensation arrangements

Terminix has management agreements in place with its executive officers. The agreements contain clauses which stipulate that named executive officers will be entitled to receive certain payments and

Notes to Unaudited Pro Forma Combined Financial Information (Continued)
benefits if they experience a qualifying termination of employment subsequent to the completion of the transaction and, in certain cases, after a specified period of time. For the Terminix named executive officers, the aggregate cash payments would be £9 million, the accelerated equity payments would be £10 million, and the value of other benefits would be £4 million. The effects of the aggregate cash payments and other benefits of £13 million resulting from the Terminix management agreements have been reflected within operating expenses for the year end December 31, 2021 as part of the total transaction adjustments of £154 million, with a corresponding tax impact of £4 million, which is included in the total adjustment to income tax expense of £20 million along with the tax effect of the increase in amortization expense of £15 million in note 4b(i) and the tax effect of the replacement awards of £1 million in note 4h. These one-off costs will not have a continuing impact on the results of the combined company. The costs have been shown as a reduction to cash and cash equivalents in the pro forma balance sheet. The effect of the equity component of these arrangements has been included in the adjustment at note 4h.
Were all Terminix named executive officers terminated within the window of time provided in the respective management agreements, Rentokil Initial would be required to make the following payments in total:
(in £ m)
Cash	9
Equity	10
Other benefits	4
Total	23

(5)
Disposal of the UK and Norway businesses

On June 1, 2022, in order to satisfy closing conditions of the proposed acquisition by Rentokil Initial, Terminix divested its international pest management businesses in the UK and Norway (the “Divestment”). The pro forma balance sheet as of June 30, 2022 excludes the balances of the UK and Norway business following the Divestment but the pro forma profit or loss statement includes the financial results of these businesses up to the date of the Divestment and were not excluded on the basis of materiality. Terminix recorded a loss on the sale of these international subsidiaries of US$41 million in the six-month period ending June 30, 2022. Together, the two businesses generated revenue of US$21 million (£16 million) and US$53 million (£38 million) which was included in statement of profit or loss for the six months ended June 30, 2022 and the year ended December 31, 2021 respectively.

INFORMATION ABOUT THE COMPANIES
Rentokil Initial plc
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
Tel: +44 1293 858000
Rentokil Initial is a global leader in the provision of route-based services which protect people and enhance lives. Incorporated as Rentokil Limited in 1926 in England and Wales and listed on the London Stock Exchange market in 1969, Rentokil Initial now has a global reach, with approximately 46,000 colleagues and operations in 88 countries around the world, in more than 90 of the world’s 100 leading cities. In 1996, Rentokil Limited acquired British Electric Traction and the “Initial” brand to become Rentokil Initial. Rentokil Initial’s purpose is to protect people from the dangers of pest-borne disease and the risks of poor hygiene and to enhance lives with services that protect the health and wellbeing of people and the reputation of its customers’ brands.
Rentokil Initial operates three business segments: Pest Control, Hygiene & Wellbeing and Workwear (France). However, Rentokil Initial considers Pest Control and Hygiene & Wellbeing to be its core business segments. The Pest Control business, which operates in 87 countries, is the world’s leading international commercial pest control service provider, offering high levels of risk management, reassurance and responsiveness to customers. The Hygiene & Wellbeing business, which operates in 67 countries, offers a wide range of services to meet today’s rising expectations for hygiene, including core washroom services, specialist services in air care and clinical-waste management, and environment-enhancing services, including scenting, plants and air monitoring. The Workwear (France) business specializes primarily in the supply and laundering of workwear, uniforms, cleanroom garments and personal protective wear in France.
Rentokil Initial is a public company trading on the LSE under the ticker symbol “RTO.” Rentokil Initial’s principal executive offices are located at Compass House, Manor Royal, Crawley, West Sussex RH10 9PY, United Kingdom, and its telephone number is +44 1293 858000.
Additional information about Rentokil Initial can be found under the section of this proxy statement/prospectus entitled “Business of Rentokil Initial” beginning on page 234 and on its website at https://www.rentokil-initial.com. The information contained in, or that can be accessed through, Rentokil Initial’s website is not intended to be incorporated into this proxy statement/prospectus. For additional information about Rentokil Initial, see the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 328.
Rentokil Initial US Holdings, Inc.
Leto Holdings I, Inc.
Leto Holdings II, LLC
Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801
1-800-677-3394
Each of Bidco, a Delaware corporation and a direct wholly owned subsidiary of Rentokil Initial, Merger Sub I, a Delaware corporation and a direct wholly owned subsidiary of Bidco, and Merger Sub II, a Delaware limited liability company and a direct wholly owned subsidiary of Bidco, were formed solely for the purpose of facilitating the transaction. Neither Bidco nor either Merger Sub has carried on any activities or operations to date, except for those activities incidental to such entity’s formation and undertaken in connection with the transactions contemplated by the merger agreement.

By operation of the transaction, Merger Sub I will be merged with and into Terminix. As a result, Terminix will survive the first merger as a direct wholly owned subsidiary of Bidco. Upon completion of the first merger, (1) Merger Sub I will cease to exist as a separate entity, and (2) Terminix, as the surviving company of the first merger, will thereafter be merged with and into Merger Sub II. As a result, Merger Sub II will survive the second merger as a direct wholly owned subsidiary of Bidco and therefore an indirect wholly owned subsidiary of Rentokil Initial. Upon completion of the second merger, Terminix will cease to exist as a separate entity.
Bidco, Merger Sub I and Merger Sub II’s principal executive offices, respectively, are located at Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, and the telephone number for Bidco and both Merger Subs is 1-800-677-3394.
Terminix Global Holdings, Inc.
150 Peabody Place
Memphis, Tennessee 38103
(901) 597-1400
Terminix is a provider of residential and commercial termite and pest management services, specializing in protection against termite damage, rodents, insects and other pests, including cockroaches, spiders, wood-destroying ants, ticks, fleas, mosquitos and bed bugs. Its services include termite remediation, annual termite inspection and prevention treatments with termite damage repair guarantees, periodic pest management services, insulation services, crawlspace encapsulation, wildlife exclusion and disinfection services. Terminix’s mission is to be the preferred pest management service in the eyes of its customers, teammates and the communities it serves.
Terminix is a Delaware corporation and successor to various entities dating back to 1927. It operates through a service network of approximately 380 company-owned branches in the U.S., Europe, Canada, Mexico and Central America, over 100 franchise and licensed locations in the U.S., Japan, South Korea, Southeast Asia, Central America and the Caribbean, and a joint venture in China. It serves both residential and commercial customers, principally in the U.S.
Terminix is a public company trading on the NYSE under the ticker symbol “TMX.” Terminix’s principal executive offices are located at 150 Peabody Place, Memphis, Tennessee 38103 and its telephone number is (901) 597-1400.
Additional information about Terminix can be found on its website at https://www.terminix.com/. The information contained in, or that can be accessed through, Terminix’s website is not intended to be incorporated into this proxy statement/prospectus. For additional information about Terminix, see the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 328.

BENEFICIAL OWNERSHIP OF SECURITIES
Security Ownership of Certain Beneficial Owners and Management of Terminix
The following table sets forth information as of August 15, 2022 with respect to the ownership of Terminix common stock by:
•
each person known to own beneficially more than five percent of Terminix common stock;

•
each of the Terminix directors;

•
each Terminix named executive officer; and

•
all of the Terminix current executive officers and directors as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.
Percentage computations are based on 121,551,150 shares of Terminix common stock outstanding as of August 15, 2022.
Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to Terminix’s knowledge, sole voting and investment power with respect to the indicated shares of common stock. Addresses for the beneficial owners are set forth in the footnotes to the table.
Name of Beneficial Owner	Shares of Terminix Common Stock Beneficially Owned	Percent of Outstanding Shares of Terminix Common Stock
Janus Henderson Group plc(1)	12,397,702	10.2
Morgan Stanley(2)	11,096,973	9.1
The Vanguard Group(3)	10,828,509	8.9
Naren K. Gursahaney(4)(5)	148,401	*
Deborah H. Caplan(4)(5)	14,255	*
David J. Frear(4)(5)	6,612	*
Laurie Ann Goldman(4)(5)	19,666	*
Steven B. Hochhauser(4)(5)	17,646	*
Teresa M. Sebastian(4)(5)	5,526	*
Stephen J. Sedita(4)(5)	30,176	*
Chris S. Terrill(4)(5)	5,526	*
Brett T. Ponton(4)(6)	43,484	*
Robert J. Riesbeck(4)(6)	16,290	*
David M. Dart(4)(6)	30,157	*
Deidre Richardson(4)(6)	—
Anthony D. DiLucente	—
Dion Persson(4)(6)	81,976	*
Kim Scott	—
All current directors and executive officers as a group (12 persons)(6)	419,715	*

*
Less than one percent.

(1)
Based on information obtained from a Schedule 13G/A filed with the SEC by Janus Henderson Group plc (“Janus Henderson”). Janus Henderson has an indirect 97 percent ownership stake in Intech Investment Management LLC (“lntech”) and a direct 100 percent ownership stake in Janus Henderson Investors U.S. LLC (“JHIUS”), Henderson Global Investors Limited (“HGIL”) and Janus Henderson Investors Australia Institutional Funds Management Limited (“JHGIAIFML”) (each an “Asset Manager” and collectively as the “Asset Managers”). Due to the above ownership structure, holdings for the Asset Managers are aggregated. Each Asset Manager is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various fund, individual and/or institutional clients (collectively referred to herein as “Managed Portfolios”).

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, JHIUS may be deemed to be the beneficial owner of 12,349,350 shares of Terminix common stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.
Janus Henderson Group plc is a Jersey, Channel Islands company with an address of 201 Bishopsgate EC2M 3AE, United Kingdom.
(2)
Based on information obtained from a Schedule 13G/A filed with the SEC by Morgan Stanley, Boston Management and Research, and Eaton Vance Atlanta Capital SMID-Cap Fund. Morgan Stanley is deemed to have shared voting and dispositive power over 11,096,973 Terminix shares; Boston Management and Research is deemed to have shared voting and dispositive power over 7,157,107 Terminix shares; and Eaton Vance Atlanta Capital SMID-Cap Fund is deemed to have shared voting and dispositive power over 6,904,969 Terminix shares.

Morgan Stanley is a Delaware entity with its principal business office at 1585 Broadway, New York, NY 10036. Boston Management and Research is a Massachusetts entity with its principal business office at 2 International Place, Boston, MA 02110. Eaton Vance Atlanta Capital SMID-Cap Fund is a Massachusetts entity with its principal business office at 2 International Place, Boston, MA 02110.
(3)
Based on information obtained from a Schedule 13G/A filed with the SEC by The Vanguard Group. The Vanguard Group is a Pennsylvania corporation with an address of 100 Vanguard Blvd., Malvern, PA 19355.

(4)
The business address for these persons is c/o Terminix Global Holdings, Inc., 150 Peabody Place, Memphis, Tennessee 38103.

(5)
Includes Terminix DSE Awards granted to the directors for board service as follows: Messrs. Frear (6,612), Gursahaney (13,743), Hochhauser (15,146) and Sedita (3,129). The Terminix DSE Awards will settle 30 days after their departure from the board of directors. Also includes shares which Mr. Gursahaney has the right to acquire prior to October 14, 2022 through the exercise of stock options of 104,249 shares. The shares reflected in the table for the directors include 1,250 shares owned by Mr. Hochhauser’s spouse, 1,250 shares held in a trust of which Mr. Hochhauser’s spouse is the beneficiary, 2,397 shares held in a trust of which Ms. Sebastian is the beneficiary and 23,373 shares held in a GRAT established by Mr. Sedita in which he and his three children are the beneficiaries. Each director has represented to the Company that none of the securities owned by him or her have been pledged.

(6)
Includes shares which the NEOs have the right to acquire through October 14, 2022 through the exercise of stock options or vesting of Terminix restricted stock units as follows: Messrs. Ponton, 36,460 shares; Riesbeck, 7,168 shares; Dart, 22,104 shares; and Mr. Persson, 66,634 shares. All current executive officers as a group have the right to acquire 65,732 shares through October 14, 2022 through the exercise of stock options or vesting of Terminix restricted stock units. Each executive officer has represented to the Company that none of the securities owned by him or her have been pledged.

Major Shareholders of Rentokil Initial
To the extent Rentokil Initial can ascertain from public filings, as of August 15, 2022, the following persons are interested directly or indirectly in three percent or more of the voting rights in respect of the issued share capital of Rentokil Initial, which shareholders are referred to in this proxy statement/prospectus as “Rentokil Initial major shareholders.”

Changes in the percentage ownerships held by Rentokil Initial major shareholders during the past three years are also set out below. Rentokil Initial major shareholders do not have different voting rights from other Rentokil Initial shareholders. Percentage computations are based on 1,863,832,965 Rentokil Initial ordinary shares in issue as of August 15, 2022.
Name	As of August 15, 2022		Number of Rentokil Initial ordinary shares disclosed as of:
	Number of Rentokil Initial Ordinary Shares	Percentage of issued Rentokil Initial Ordinary Shares	31 December 2019	31 December 2020	31 December 2021
Ameriprise Financial, Inc.	182,682,307	9.99%	182,682,307	182,682,307	182,682,307
FMR LLC	106,538,308	5.72%	—	—	—
Majedie Asset Management Ltd	101,963,126	5.61%	101,963,126	101,963,126	101,963,126
BlackRock, Inc.	93,128,464	5.05%	93,128,464	93,128,464	93,128,464
T Rowe Price International Ltd	91,554,981	4.92%	—	95,136,762	95,136,762
Schroders plc	89,878,920	4.91%	89,878,920	89,878,920	89,878,920
Invesco Ltd	89,477,118	4.89%	89,477,118	89,477,118	89,477,118
AXA SA	87,093,421	4.80%	87,093,421	87,093,421	87,093,421
The Capital Group Companies, Inc.	82,615,045	4.46%	93,388,121	93,388,121	82,615,045
Artemis Investment Management LLP	—	—	87,765,202	—	—
The above table is based on share notifications received up to August 15, 2022 pursuant to the FCA’s Disclosure Guidance and Transparency Rules (DTR 5). Since the date of disclosure to Rentokil Initial, the interest of any person listed above in Rentokil Initial ordinary shares may have increased or decreased. No requirement to notify Rentokil Initial of any increase or decrease arises unless the holding passes a notifiable threshold under UK laws and regulations. To provide a more accurate description of Rentokil Initial’s major shareholders, the table below outlines, to the extent known to Rentokil Initial as of June 30, 2022, Rentokil Initial’s significant shareholders holding three percent or more of Rentokil Initial’s issued share capital:
	As of June 30, 2022
Name	Number of Rentokil Initial Ordinary Shares	Percentage of issued Rentokil Initial Ordinary Shares
Columbia Threadneedle Investments (London)	118,396,429	6.35%
Fidelity Investments (Boston)	106,233,661	5.70%
T. Rowe Price (Baltimore)	82,115,097	4.41%
BlackRock Investment Mgt – Index (San Francisco)	65,657,252	3.52%
Vanguard Group (Philadelphia)	65,447,297	3.51%
Capital Research Global Investors (London)	62,078,351	3.33%
BlackRock Investment Mgt – Index (London)	60,409,898	3.24%
Royal London Asset Mgt (CIS) (Manchester)	58,904,327	3.16%
As of June 30, 2022, to Rentokil Initial’s knowledge, approximately 35.35% of the outstanding Rentokil Initial ordinary shares are beneficially owned by Rentokil Initial shareholders that are residents in the United States. As of May 3, 2022, to Rentokil Initial’s knowledge, there were 11,244 registered holders of Rentokil Initial ordinary shares, of which 133 had a registered address in the United States.
To the extent known to Rentokil Initial, it is neither directly nor indirectly owned or controlled by one or more corporations, by any government or by any other natural or legal person(s) severally or jointly.
Rentokil Initial does not know of any arrangements, the operation of which might at a subsequent date result in a change in control of Rentokil Initial.

DESCRIPTION OF RENTOKIL INITIAL ORDINARY SHARES
The following is a summary of the material terms of (1) the Rentokil Initial ordinary shares as set forth in the articles of association of Rentokil Initial and (2) English law insofar as it applies to the Rentokil Initial ordinary shares. Please note that this is only a summary, and may not contain all of the information relevant to you. Accordingly, you should read the more detailed provisions of the articles of association of Rentokil Initial, a copy of which is attached as Annex D to this proxy statement/prospectus and is incorporated by reference herein.
Articles of Association
Rentokil Initial is registered in England and Wales under the UK Companies Act 1985 with company registration number 05393279. Rentokil Initial’s purposes and objects are not restricted.
Share Capital
As of August 15, 2022, the allotted and fully paid share capital of Rentokil Initial was 1,863,832,965 ordinary shares, each with a nominal value of £0.01. Of this number, 0 ordinary shares were registered as treasury shares. All Rentokil Initial ordinary shares have equal voting rights and no right to a fixed income. There are no acquisition rights or obligations in relation to the issue of Rentokil Initial ordinary shares in the capital of Rentokil Initial or an undertaking to increase the capital of Rentokil Initial. There are no convertible securities, exchangeable securities or securities with warrants in Rentokil Initial. Rentokil Initial has no authorized share capital limit under its articles of association.
Liability of Shareholders
The liability of the shareholders is limited to the amount, if any, unpaid on the shares held by them. Shareholders are referred to as members in the articles of association of Rentokil Initial and the UK Companies Act 2006. All Rentokil Initial ordinary shares are, and all Rentokil Initial ordinary shares that will be issued in connection with the transaction will be, fully paid and, accordingly, no further contribution of capital may be required by Rentokil Initial from the holders of Rentokil Initial ordinary shares.
Further Issuances of Share Capital and Pre-emptive Rights
Pursuant to the UK Companies Act 2006, Rentokil Initial’s directors are, with certain exceptions, not permitted to allot any equity securities without express authorization from Rentokil Initial’s shareholders. Further, under the UK Companies Act 2006, Rentokil Initial may not issue shares for cash (other than pursuant to an employee share scheme) without first making an offer to existing shareholders to allot such shares to them on the same or more favourable terms in proportion to their respective shareholdings, unless this requirement is waived by a special resolution of the shareholders. See “— Voting Rights” beginning on page 195 of this proxy statement/prospectus for an explanation of the requirements for approval of a special resolution.
On May 11, 2022 at the annual general meeting of Rentokil Initial:
•
an ordinary resolution was passed granting directors the authority to allot shares in the capital of Rentokil Initial up to a maximum nominal amount of £12,424,000 representing the Investment Association guideline limit of approximately two-thirds of Rentokil Initial’s issued ordinary share capital (excluding treasury shares) as of March 23, 2022. Of this amount £6,212,000, representing approximately one-third of Rentokil Initial’s issued ordinary share capital (excluding treasury shares), can only be allotted pursuant to a rights issue; and

•
two special resolutions were passed granting directors the authority to allot shares for cash without complying with the pre-emption rights in the UK Companies Act 2006 in certain circumstances. The authority permits the directors to allot: (a) shares up to a maximum nominal value of £931,000 representing approximately 5% of the issued ordinary share capital of Rentokil Initial’s (excluding treasury shares) as of March 23, 2022, and up to a further maximum nominal value of £931,000 representing approximately 5% of the issued ordinary share capital of Rentokil Initial (excluding treasury shares) as of March 23, 2022 for the purposes of financing an acquisition or capital investment.

Subject to receipt of authorization from Rentokil Initial’s shareholders, the directors may issue shares with such rights or restrictions, including shares that are redeemable at the option of Rentokil Initial or the shareholder, as the directors or Rentokil Initial by ordinary resolution may determine. See “— Voting Rights” beginning on page 195 of this proxy statement/prospectus for an explanation of the requirements for approval of an ordinary resolution. Throughout this section, references to shares of Rentokil Initial refer to any shares that may be issued out of the capital of Rentokil Initial, including Rentokil Initial ordinary shares.
Rentokil Initial intends to ask its shareholders to authorize the directors to issue and allot up to 670 million new fully paid Rentokil Initial ordinary shares, which will be delivered as the stock portion of the merger consideration. Assuming the merger is completed, Rentokil Initial’s issued and fully paid share capital (including 0 treasury shares) will consist of up to approximately 2.5 billion Rentokil Initial ordinary shares.
Changes to the Share Capital
Shareholder approval by ordinary resolution is required for Rentokil Initial to:
•
consolidate and divide all or any of its share capital into shares of larger nominal amount than its existing shares; and

•
sub-divide its shares, or any of them, into shares of smaller nominal amount than its existing shares.

The UK Companies Act 2006 contains the procedural requirements for a reduction of capital. The reduction of capital must be approved by shareholders by special resolution, and must be approved by a court. The decision to approve the reduction is at the court’s discretion, and it will consider whether (a) the reduction is for a discernible purpose, (b) all shareholders are treated equally, (c) the reduction has been properly explained to shareholders and (d) the company’s creditors are safeguarded. Subject to these requirements, Rentokil Initial may reduce its share capital, its capital redemption reserve and any share premium account in any way.
Repurchase of Shares
Once approved by Rentokil Initial shareholders by ordinary resolution and subject to certain procedural requirements of the UK Companies Act 2006, Rentokil Initial may repurchase its own shares. Any shares which have been repurchased may be held as treasury shares or, if not so held, must be cancelled immediately upon the completion of the purchase, thereby reducing the amount of Rentokil Initial’s issued share capital.
Dividends
Rentokil Initial shareholders may by ordinary resolution declare dividends in accordance with the respective rights of the shareholders but no dividends shall exceed the amount recommended by the directors. No dividend shall be paid otherwise than out of profits available for distribution as specified in the UK Companies Act 2006. The directors may pay interim dividends or dividends payable at a fixed rate, if it appears to them that they are justified by the profits of Rentokil Initial available for distribution. If the directors act in good faith, they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.
Rentokil Initial ordinary shares carry the right to receive dividends and distributions that have been declared by Rentokil Initial on a pro rata basis but have no other right to share in the profits of Rentokil Initial and are not entitled to any fixed income. Rentokil Initial may issue shares that rank prior to the Rentokil Initial ordinary shares in respect of payment of dividends.
Rentokil Initial shareholders may, at a general meeting declaring a dividend, upon the recommendation of the directors and by ordinary resolution, direct that the payment of all or any part of the dividend be satisfied by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit.

The directors may, with the approval of Rentokil Initial shareholders by ordinary resolution, offer any holders of Rentokil Initial ordinary shares the right to elect to receive Rentokil Initial ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of all or any dividend.
Rentokil Initial or the directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made.
No dividend or other money payable in respect of a share shall bear interest against Rentokil Initial, unless otherwise provided by the rights attached to the share.
The directors may elect to pay dividends solely by means of electronic transfer, or such other method as the directors may decide and which method may be different for different holders or groups of holders of shares, to an account nominated in writing by the holder of the shares. Rentokil Initial shall treat any payment due to shareholders who provide no, or invalid, account details as an unclaimed dividend. Any dividend, or any amount treated as an unclaimed dividend that has remained unclaimed for six years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by Rentokil Initial. Any such sums may (but need not) be paid by Rentokil Initial into an account separate from Rentokil Initial’s own account.
Rentokil Initial may cease sending dividend payments in respect of a share if these payments have been returned undelivered to, or left uncashed by, the shareholder on at least two consecutive occasions or, if following one such occasion, reasonable inquiries have failed to establish a shareholder’s new address. Rentokil Initial must recommence sending payments for dividends payable on that share if the shareholder claims a dividend or cashes a dividend warrant, cheque or similar financial instrument.
Voting Rights
All Rentokil Initial ordinary shares have equal voting rights and are entitled to attend and vote at all general meetings of Rentokil Initial. Rentokil Initial may issue, subject to the restrictions discussed above under the caption “— Further Issuances of Share Capital and Pre-emptive Rights” beginning on page 193 of this proxy statement/prospectus, shares with preferential voting rights. This section assumes that all shares have equal voting rights and that no preferential shares are issued.
Under English law, resolutions to be voted on by shareholders at a general meeting can be either an ordinary resolution, which means that the resolution must be passed by a simple majority of shareholders or holders of a simple majority of the shares (depending on whether the vote is by a show of hands or by a poll) present in person or by proxy and entitled to vote at the general meeting, or a special resolution, which means that the resolution must be passed by a majority of not less than 75% of the shareholders or holders of 75% of the shares (depending on whether the vote is by a show of hands or by a poll) present in person or by proxy and entitled to vote at the general meeting. For a resolution to be regarded as a special resolution, the notice of the general meeting must specify the intention to propose the resolution as a special resolution.
A resolution put to the vote at a general meeting held partly by means of electronic facility or facilities shall, unless the chairman of the meeting determines that it shall be decided on a show of hands, be decided on a poll. Subject thereto, a resolution put to the vote at a general meeting shall be decided on a show of hands unless before, or on the declaration of the result of, a vote on the show of hands, or on the withdrawal of any other demand for a poll, a poll is duly demanded by:
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the chairman of the meeting;

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not less than five shareholders having the right to vote at the meeting;

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a shareholder or shareholders representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting (excluding any voting rights attached to any shares in Rentokil Initial held as treasury shares); or

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a shareholder or shareholders holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares in Rentokil Initial conferring a right to vote at the meeting which are held as treasury shares).
On a show of hands, every shareholder who is present in person has one vote regardless of the number of shares held by such shareholder. Every proxy duly appointed by a shareholder entitled to vote on the resolution and present has one vote.
On a poll every shareholder present in person or by duly appointed proxy or corporate representative has one vote for every share held by the shareholder. A shareholder, proxy or corporate representative entitled to more than one vote need not, if he or she votes, use all his or her votes or cast all the votes he or she uses the same way.
For the purposes of determining which persons are entitled to attend or vote at a general meeting, Rentokil Initial may specify in the notice convening the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting.
In the case of joint holders, the most senior of the joint holders who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of shareholders.
No shareholder will be permitted to vote at a general meeting or at a separate meeting of the holders of any class of shares in Rentokil Initial, either personally or by proxy, in respect of any share held by him unless all amounts presently payable by such holder in respect of that share have been paid.
Neither English law nor Rentokil Initial’s articles of association impose any limitation on the rights of non-UK residents or foreign shareholders to own Rentokil Initial ordinary shares, including the rights to hold or exercise voting rights on the Rentokil Initial ordinary shares.
Transfer of Shares
A share in certificated form may be transferred by an instrument of transfer which may be in any usual form or in any other form approved by the directors, executed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. A share in uncertificated form may be transferred by means of the relevant system concerned.
In their absolute discretion, the directors may refuse to register the transfer of a share in certificated form unless the instrument of transfer:
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is lodged, duly stamped, at the office of Rentokil Initial or such other place as the directors may appoint and is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

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is in respect of only one class of share; and

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is not in favor of more than four transferees.

If the directors refuse to register a transfer of a share in certified form, they shall send the notice of their refusal within two months after the date on which the instrument of transfer was lodged with Rentokil Initial.
No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.
The directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where Rentokil Initial is entitled to refuse to register the transfer under the Uncertificated Securities Regulations 2001.
For uncertificated shares, transfers shall be registered only in accordance with the terms of the Uncertificated Securities Regulations 2001.

Distribution of Assets on a Winding-up
If Rentokil Initial is wound up, the liquidator may, with the approval of shareholders by a special resolution and any other approvals required by law, divide among the shareholders in specie the whole or any part of the assets of Rentokil Initial and may, for that purpose, value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with such approvals, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the shareholders as he or she may with the like sanction determine, but no shareholder shall be compelled to accept any assets upon which there is a liability.
Disclosure of Shareholder Ownership
There are no provisions in the Rentokil Initial articles of association whereby persons acquiring, holding or disposing of a certain percentage of the Rentokil Initial ordinary shares are required to make disclosure of their ownership percentage, although there are such requirements under statute and regulation. For a description of these requirements, including the consequences of failing to comply with these requirements, see “Comparison of Rights of Rentokil Initial Shareholders and Terminix Stockholders —  Disclosure Interest in Shares” beginning on page 228 of this proxy statement/prospectus.
Untraced Shareholders
Rentokil Initial is entitled to sell, at the best price reasonably obtainable, the shares of a shareholder, or any shares to which a person is entitled by transmission, if:
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during a period of 12 years, at least three dividends in respect of the shares in question have been declared and all dividend warrants and cheques sent in respect of the shares in question have remained uncashed;

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after expiry of the 12-year period, Rentokil Initial has sent a notice to the last known address of the relevant shareholder or person entitled by transmission, stating that it intends to sell the shares, and before sending such notice Rentokil Initial has used such efforts as it considers reasonable to trace the shareholder or person by transmission, including engaging, if appropriate, a professional asset reunification company; and

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during the 12-year period and for three months after sending the notice, Rentokil Initial has received no indication either of the whereabouts or of the existence of such shareholder or person entitled by transmission.

The net proceeds of the sale shall belong to Rentokil Initial and Rentokil Initial will not be liable to the former shareholder or person who would have been entitled to the shares by transmission for the proceeds of sale. Rentokil Initial may use the proceeds for any purpose as the directors may from time to time decide.
A shareholder shall not be entitled to receive any document or information that is required or authorized to be sent or supplied to the shareholder by Rentokil Initial by a provision of the UK Companies Acts or pursuant to the articles of association or to any other rules or regulations to which Rentokil Initial may be subject if documents or information sent or supplied to that shareholder by post in accordance with the articles of association have been returned undelivered to Rentokil Initial:
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on at least two consecutive occasions; or

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on one occasion and reasonable enquiries have failed to establish the shareholder’s address.

Variation of Rights
If at any time the capital of Rentokil Initial is divided into different classes of shares, the rights attached to any class may be varied, either while Rentokil Initial is a going concern or during or in contemplation of a winding up in such manner (if any) as may be provided by those rights. If there are no such provisions, the rights attaching to that class may be varied either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (not including any treasury shares), or with the approval of a special resolution by the Rentokil Initial shareholders, passed at a separate meeting of the holders of such shares, but not otherwise.

The rights attached to any class of shares will not, unless otherwise expressly provided by the terms of issue, be deemed to be varied by: (i) the creation or issue of further shares ranking equally with them, or (ii) the purchase or redemption by Rentokil Initial of any of its own shares.
Material Tax Consequences
For a discussion that summarizes material U.S. federal income tax consequences to U.S. holders and material UK tax consequences to certain holders related to the acquisition, ownership and disposition of Rentokil Initial ordinary shares, see sections entitled “The Merger Proposal — Material U.S. Federal Income Tax Consequences” and “The Merger Proposal — Material UK Tax Consequences of Owning Rentokil Initial Ordinary Shares or Rentokil Initial ADSs” beginning on pages 121 and 127, respectively, of this proxy statement/prospectus.
Change of Control and Takeovers
Rentokil Initial is subject to the City Code on Takeovers and Mergers, which governs the conduct of mergers and takeovers in the UK.
An English public limited company such as Rentokil Initial may be acquired in a number of ways, including by means of a scheme of arrangement (as defined below) between the company and its shareholders or by means of a takeover offer.
A scheme of arrangement is a statutory procedure under the UK Companies Act 2006 pursuant to which the English courts may approve an arrangement between an English company and some or all of its shareholders. In a scheme of arrangement, the company would make an initial application to the court to convene a meeting or meetings of its shareholders at which a majority in number of shareholders representing 75% of the voting rights of the shareholders present and voting either in person or by proxy at the meeting must agree to the arrangement by which they will sell their shares in exchange for the consideration being offered by the bidder. If the shareholders so agree, the company will return to court to request the court to sanction the arrangement. Upon such a scheme of arrangement becoming effective in accordance with its terms and the UK Companies Act 2006, it will bind the company and such shareholders.
A takeover offer is an offer to acquire all of the outstanding shares of a company (other than shares which at the date of the offer are already held by the bidder). Under the City Code on Takeovers and Mergers and in order to squeeze out dissenting shareholders, the offer must be made on identical terms to all holders of shares to which the offer relates. If the bidder, by virtue of acceptances of the offer, acquires or contracts to acquire not less than 90% in value of the shares to which the offer relates representing not less than 90% of the voting rights attached to the shares, the UK Companies Act 2006 allows the bidder to give notice to any non-accepting shareholder that the bidder intends to acquire his, her or its shares through a compulsory acquisition (also referred to as a squeeze-out), and the shares of such non-accepting shareholders will be acquired by the bidder six weeks later on the same terms as the offer, unless the shareholder objects to the English court and the court enters an order that the bidder is not entitled to acquire the shares or specifying terms of the acquisition different to those of the offer.
The UK Companies Act 2006 permits a scheme of arrangement or takeover offer to be made relating only to a particular class or classes of a company’s shares.
As Rentokil Initial is a UK premium listed company, if it were subject to a takeover bid and the takeover were structured as a contractual takeover offer, under the FCA’s Listing Rules a bidder would have to, by virtue of its shareholdings and acceptances of its takeover offer, acquire or agree to acquire shares carrying 75% of the voting rights of Rentokil Initial before it could cancel Rentokil Initial’s listing on the main market of the LSE.
Where the takeover is by way of a scheme of arrangement, the FCA’s Listing Rules do not impose any additional rules as regards shareholder approval or the level of acceptances required before Rentokil Initial could be delisted, as the scheme procedure provides sufficient protection for shareholders.
There are no provisions in Rentokil Initial’s articles of association that would have an effect of delaying, deferring or preventing a takeover by, or change of control of, Rentokil Initial.

Under English law, Rentokil Initial’s directors have a statutory and fiduciary duty to take only those actions that are in the interests of Rentokil Initial as a whole. Generally, anti-takeover measures are not actions that fall within this category.
However, under the City Code on Takeovers and Mergers, if an acquisition of Rentokil Initial ordinary shares increases the aggregate holding of an acquirer and persons acting in concert with the acquirer (i.e., persons who, pursuant to an agreement or understanding, cooperate to obtain or consolidate control of a company or to frustrate the successful outcome of an offer for a company) to shares carrying 30% or more of the voting rights in Rentokil Initial, the acquirer and, depending on the circumstances, its concert parties, would be required (except with the consent of the Panel on Takeovers and Mergers) to make a cash offer for the outstanding Rentokil Initial ordinary shares at a price not less than the highest price paid for the Rentokil Initial ordinary shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by any acquisition of shares by a person holding (together with its concert parties) shares carrying between 30% and 50% of the voting rights in Rentokil Initial if the effect of such acquisition were to increase that person’s percentage of the voting rights.
General Meetings
An annual general meeting of shareholders must be held every year within a period of six months of the day following Rentokil Initial’s financial year end (which is December 31), at such times and places as may be determined by the directors.
Ability to Call General Meetings
The directors may call general meetings. If there are not sufficient directors to form a quorum in order to call a general meeting, any director may call a general meeting. If there is no director willing or able to do so, any two shareholders of Rentokil Initial may call a general meeting for the purpose of appointing one or more directors.
The directors are required to call a general meeting if requested by shareholders representing at least 5% of the paid-up capital of Rentokil Initial as carries the right of voting at general meetings (excluding any paid-up capital held as treasury shares). Such meeting must be called within 21 days from the date on which the directors become subject to the requirement, and held on a date not more than 28 days after the date of the notice calling the meeting. A meeting called upon the request of shareholders may only deal with the business stated in the request by shareholders, or as proposed by the directors. If the directors fail to call the general meeting requested by the shareholders, the shareholders who requested the meeting, or any of them representing more than one half of the total voting rights of all of them, may themselves call a general meeting. Such meeting must be called for a date not more than three months after the date on which the directors become subject to the requirement to call a meeting. Any reasonable expenses incurred by the shareholders requesting the meeting by reason of the failure of the directors duly to call a meeting must be reimbursed by Rentokil Initial.
Notice of General Meetings
Pursuant to the UK Companies Act, an annual general meeting and all other general meetings of Rentokil Initial must be called by at least 21 clear days’ written notice (the “clear days” rule is set out in section 360 of the UK Companies Act 2006 and excludes the day of the meeting and the day that the notice is given). However, the UK Companies Act 2006 allows for this period of notice for meetings other than annual general meetings to be reduced to 14 clear days’ notice provided that: (i) the company allows its shareholders to make proxy appointments via a website (such as one hosted by its share registrars); and (ii) shareholders must pass a special resolution at the annual general meeting every year approving the shortening of the notice period to 14 days.
A special resolution enabling Rentokil Initial to hold general meetings (other than annual general meetings) on 14 clear days’ notice was approved at Rentokil Initial’s annual general meeting held on May 11, 2022.
The notice shall specify the time, date and place of such general meeting, the means, or all different means, of attendance and participation (including, without limitation, any satellite meeting places the directors have determined be used to enable attendance and participation) and the general nature of the business to be dealt with. Subject to the provisions of the UK Companies Acts, the articles of association of Rentokil Initial, and to any restrictions imposed on any shares, the notice shall be sent to every shareholder and every director. The auditors are entitled to receive all notices of, and other communications relating to, any general meeting which any shareholder is entitled to receive.
Any notice to be given to a shareholder may be given by reference to those persons entered on the register at the close of business on a day determined by Rentokil Initial or the directors, which day may not be more than 21 days before the day that notices of the meeting are sent.
A shareholder whose registered address is not within an EEA State and who sends to Rentokil Initial an address within an EEA State at which a document or information may be sent to him shall be entitled to have the document or information sent to him at that address (provided that, in the case of a document or information sent by electronic means including without limitation any notification required by the UK Companies Acts that the document or information is available on a website, Rentokil Initial so agrees, which agreement Rentokil Initial shall be entitled to withhold in its absolute discretion including, without limitation, in circumstances in which Rentokil Initial considers that the sending of the document or information to such address using electronic means would or might infringe the laws of any other jurisdiction) but otherwise:
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no such shareholder shall be entitled to receive any document or information from Rentokil Initial; and

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any notice of a general meeting of Rentokil Initial which is in fact sent or purports to be sent to such shareholder shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

If at any time Rentokil Initial is unable effectively to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of a general meeting may be sufficiently given by advertisement in the United Kingdom. Any notice given by advertisement shall be advertised in at least one newspaper having a national circulation. If advertised in more than one newspaper, the advertisements shall appear on the same date. Such notice shall be deemed to have been sent to all persons who are entitled to have notice of meetings sent to them on the day when the advertisement appears. In any such case, Rentokil Initial shall send confirmatory copies of the notice by post, if at least seven days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.
Quorum
No business other than the appointment of a chairman shall be transacted at any general meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a shareholder or a proxy for a shareholder or a duly authorized representative of a corporation which is a shareholder, shall be a quorum.
Attendance at General Meetings
All shareholders may attend, speak and vote at Rentokil Initial general meetings (including annual general meetings). A shareholder is entitled to appoint another person as his, her or its proxy. A proxy appointment shall be deemed to entitle the proxy to exercise all or any of the appointing shareholder’s rights to attend and to speak and vote at a meeting of Rentokil Initial. A proxy appointment shall be deemed also to confer authority to demand or join in demanding a poll. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates. The appointment of a proxy shall not preclude a shareholder from attending and voting in person at the meeting or poll concerned. A shareholder may appoint more than one proxy to attend on the same occasion, provided that each such proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. An appointment of proxy shall be in writing in any usual form or in any other form which the directors may approve. Subject thereto, the appointment of proxy may be: (i) in hard copy form; or (ii) in electronic form, if Rentokil Initial agrees. The appointment of proxy shall be executed in such manner as may be approved by or on behalf of Rentokil Initial from time to time. Subject thereto, the appointment of a proxy shall be executed by the appointer or any person duly authorized by the appointer or, if the appointer is a corporation, executed by a duly authorized person or under its common seal or in any other manner authorized by its constitution.
Any corporation which is a shareholder of Rentokil Initial may, by resolution of its directors or other governing body, authorize such person as it thinks fit to act as its representative at any meeting of Rentokil Initial or at any separate meeting of the holders of any class of shares. A person so authorized shall be entitled to exercise the same power on behalf of the grantor as the grantor could exercise if it were an individual shareholder of Rentokil Initial. A director, the secretary or other person authorized for the purpose by the secretary may require such person to produce a certified copy of the resolution of authorization before permitting him, her or it to exercise his, her or its powers.
The directors and the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting held at a physical place, including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The directors and the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.
The directors shall determine in relation to each general meeting the means of attendance at and participation in the meeting, including whether the persons entitled to attend and participate in the general meeting shall be enabled to do so by, in addition to simultaneous attendance and participation at a physical place (or places, by way of satellite meetings) anywhere in the world determined by it, by means of electronic facility or facilities.
Amendment to the Articles of Association
Under English law, Rentokil Initial’s shareholders may, by special resolution, alter, delete, substitute, amend or add to its articles of association. The Rentokil Initial board of directors is not authorized to change its articles of association.
Listing
The Rentokil Initial Shares are listed on the LSE under the trading symbol “RTO”.

DESCRIPTION OF RENTOKIL INITIAL AMERICAN DEPOSITARY SHARES
American Depositary Shares
The depositary bank will register and deliver Rentokil Initial ADSs. Each Rentokil Initial ADS will represent five Rentokil Initial ordinary shares (or a right to receive five Rentokil Initial ordinary shares) deposited with the custodian. Each Rentokil Initial ADS will also represent any other securities, cash or other property that may be held by the depositary bank. The deposited Rentokil Initial ordinary shares, together with any other securities, cash or other property held by the depositary bank are referred to as the “deposited securities.” The depositary bank’s office at which the Rentokil Initial ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.
You may hold Rentokil Initial ADSs either (A) directly (i) by having an American depositary receipt (“ADR”), which is a certificate evidencing a specific number of Rentokil Initial ADSs, registered in your name, or (ii) by having uncertificated Rentokil Initial ADSs registered in your name, or (B) indirectly by holding a security entitlement in Rentokil Initial ADSs through your broker or other financial institution that is a direct or indirect participant in DTC. If you hold Rentokil Initial ADSs directly, you are a registered Rentokil Initial ADS holder (a “Rentokil Initial ADS Holder”). This description assumes you are a Rentokil Initial ADS Holder. If you hold the Rentokil Initial ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of Rentokil Initial ADS Holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
Registered holders of uncertificated Rentokil Initial ADSs will receive statements from the depositary bank confirming their holdings.
As a Rentokil Initial ADS Holder, Rentokil Initial will not treat you as one of Rentokil Initial’s shareholders and you will not have shareholder rights. English law governs the shareholder rights of holders of Rentokil Initial shares. The depositary bank will be the holder of the Rentokil Initial ordinary shares underlying your Rentokil Initial ADSs. As a registered holder of Rentokil Initial ADSs, you will have Rentokil Initial ADS Holder rights. A deposit agreement among Rentokil Initial, the depositary bank, Rentokil Initial ADS Holders and all other persons indirectly or beneficially holding Rentokil Initial ADSs sets out Rentokil Initial ADS Holder rights as well as the rights and obligations of the depositary bank. New York law governs the deposit agreement and the Rentokil Initial ADSs.
The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See “Where You Can Find Additional Information” elsewhere in this proxy statement/prospectus for directions on how to obtain copies of those documents.
Dividends and Other Distributions
The depositary bank has agreed to pay or distribute to Rentokil Initial ADS Holders the cash dividends or other distributions it or the custodian receives on Rentokil Initial ordinary shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of Rentokil Initial ordinary shares your Rentokil Initial ADSs represent.
Cash.   The depositary bank will convert any cash dividend or other cash distribution Rentokil Initial pays on the Rentokil Initial ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary bank to distribute the foreign currency only to those Rentokil Initial ADS Holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.
Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. See “Material U.S. Federal Income Tax Consequences” and “Material UK Tax Consequences of Owning Rentokil Initial Ordinary Shares or Rentokil Initial ADSs.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary bank cannot convert the foreign currency, you may lose some of the value of the distribution.
Ordinary Shares.   The depositary bank may, and, if Rentokil Initial so requests in writing, shall, distribute additional Rentokil Initial ADSs representing any Rentokil Initial ordinary shares distributed as a dividend or free distribution. The depositary bank will only distribute whole Rentokil Initial ADSs. It will sell Rentokil Initial ordinary shares, which would require it to deliver a fraction of a Rentokil Initial ADS (or Rentokil Initial ADSs representing those Rentokil Initial ordinary shares) and distribute the net proceeds in the same way as it does with cash. If the depositary bank does not distribute additional Rentokil Initial ADSs, the outstanding Rentokil Initial ADSs will also represent the new Rentokil Initial ordinary shares. The depositary bank may sell a portion of the distributed Rentokil Initial ordinary shares (or Rentokil Initial ADSs representing those Rentokil Initial ordinary shares) sufficient to pay its fees and expenses in connection with that distribution and to pay any tax or other governmental charge to which such distribution is subject.
Rights to purchase additional Rentokil Initial ordinary shares.   If Rentokil Initial offers holders of its securities any rights to subscribe for additional Rentokil Initial ordinary shares or any other rights, the depositary bank shall, to the extent lawful and practical (i) exercise those rights on behalf of Rentokil Initial ADS Holders, (ii) distribute those rights to Rentokil Initial ADS Holders or (iii) sell those rights and distribute the net proceeds to Rentokil Initial ADS Holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary bank does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary bank will exercise or distribute rights only if Rentokil Initial asks it to and Rentokil Initial and the Depositary enter into a separate agreement setting forth the conditions and procedures of the offering. If the depositary bank will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of Rentokil Initial ordinary shares, new Rentokil Initial ADSs representing the new Rentokil Initial ordinary shares, to subscribing Rentokil Initial ADS Holders, but only if Rentokil Initial ADS Holders have paid the exercise price to the depositary bank. U.S. securities laws may restrict the ability of the depositary bank to distribute rights or Rentokil Initial ADSs or other securities issued on exercise of rights to all or certain Rentokil Initial ADS Holders, and the securities distributed may be subject to restrictions on transfer. The depositary bank may sell a portion of the rights to subscribe for additional Rentokil Initial ordinary shares sufficient to pay any tax or other governmental charge to which such distribution is subject.
Other Distributions.   The depositary bank will send to Rentokil Initial ADS Holders anything else Rentokil Initial distributes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary bank has a choice. It may decide to sell what Rentokil Initial distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what Rentokil Initial distributed, in which case Rentokil Initial ADSs will also represent the newly distributed property. However, the depositary bank is not required to distribute any securities (other than Rentokil Initial ADSs) to Rentokil Initial ADS Holders unless it receives satisfactory assurances from Rentokil Initial that it is legal to make that distribution. The depositary bank may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution and to pay any tax or other governmental charge to which such distribution is subject. U.S. securities laws may restrict the ability of the depositary bank to distribute securities to all or certain Rentokil Initial ADS Holders, and the securities distributed may be subject to restrictions on transfer.
The depositary bank is not responsible if it decides that it is unlawful or impractical to make a distribution available to any Rentokil Initial ADS Holders. Rentokil Initial has no obligation to register Rentokil Initial ADSs, Rentokil Initial ordinary shares, rights or other securities under the U.S. Securities Act. Rentokil Initial also has no obligation to take any other action to permit the distribution of Rentokil Initial ADSs, Rentokil Initial ordinary shares, rights or anything else to Rentokil Initial ADS Holders. This means that you may not receive the distributions Rentokil Initial makes on Rentokil Initial ordinary shares or any value for them if it is illegal or impractical for it to make them available to you.
Deposit, Withdrawal and Cancellation
The depositary bank will deliver Rentokil Initial ADSs if you or your broker deposits Rentokil Initial ordinary shares or evidence of rights to receive Rentokil Initial ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary bank will register the appropriate number of Rentokil Initial ADSs in the names you request and will deliver the Rentokil Initial ADSs to or upon the order of the person or persons that made the deposit.
You may surrender your Rentokil Initial ADSs to the depositary bank for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary bank will deliver Rentokil Initial ordinary shares and any other deposited securities underlying the Rentokil Initial ADSs to the Rentokil Initial ADS Holder or a person the Rentokil Initial ADS Holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary bank will deliver the deposited securities at its office, if feasible. However, the depositary bank is not required to accept surrender of Rentokil Initial ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary bank may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.
You may surrender your ADRs to the depositary bank for the purpose of exchanging your ADRs for uncertificated Rentokil Initial ADSs. The depositary bank will cancel that ADR and will send to the Rentokil Initial ADS Holder a statement confirming that the Rentokil Initial ADS Holder is the registered holder of uncertificated Rentokil Initial ADSs. Upon receipt by the depositary bank of a proper instruction from a registered holder of uncertificated Rentokil Initial ADSs requesting the exchange of uncertificated Rentokil Initial ADSs for certificated Rentokil Initial ADSs, the depositary bank will execute and deliver to the Rentokil Initial ADS Holder an ADR evidencing those Rentokil Initial ADSs.
Voting Rights
Rentokil Initial ADS Holders may instruct the depositary bank how to vote the number of deposited shares their Rentokil Initial ADSs represent. After Rentokil Initial requests the depositary bank to solicit your voting instructions, the depositary bank will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how Rentokil Initial ADS Holders may instruct the depositary bank how to vote. For instructions to be valid, they must reach the depositary bank by a date set by the depositary bank. The depositary bank will try, as far as practical, subject to the laws of England and Wales and the provisions of Rentokil Initial’s articles of association or similar documents, to vote or to have its agents vote the Rentokil Initial ordinary shares or other deposited securities as instructed by Rentokil Initial ADS Holders.
Except by instructing the depositary bank as described above, you won’t be able to exercise voting rights unless you surrender your Rentokil Initial ADSs and withdraw the Rentokil Initial ordinary shares. However, you may not know about the meeting enough in advance to withdraw the Rentokil Initial ordinary shares. In any event, the depositary bank will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.
Rentokil Initial cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary bank to vote your Rentokil Initial ordinary shares. In addition, the depositary bank and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your Rentokil Initial ordinary shares are not voted as you requested.
In order to give you a reasonable opportunity to instruct the depositary bank as to the exercise of voting rights relating to deposited securities, if Rentokil Initial requests the depositary bank to act, Rentokil Initial agrees to give the depositary bank notice of any such meeting and details concerning the matters to be voted upon at least 40 days in advance of the meeting, or, in the case of any meeting that is not an annual general meeting, a number of days agreed in writing between Rentokil Initial and the depositary bank that shall not be less than 20 days, before the meeting date.

Fees
Persons depositing or withdrawing Rentokil Initial ordinary shares or Rentokil Initial ADS Holders must pay:	For:
$5.00 (or less) per 100 Rentokil Initial ADSs (or portion of 100 Rentokil Initial ADSs)
Issuance of Rentokil Initial ADSs, including issuances resulting from a distribution of Rentokil Initial ordinary shares or rights or other property
Cancellation of Rentokil Initial ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per Rentokil Initial ADS	Any cash distribution to Rentokil Initial ADS Holders

A fee equivalent to the fee that would be payable if securities distributed to you had been Rentokil Initial ordinary shares and the Rentokil Initial ordinary shares had been deposited for issuance of Rentokil Initial ADSs
Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary bank to Rentokil Initial ADS Holders
$0.05 (or less) per Rentokil Initial ADS per calendar year	Depositary services
Registration or transfer fees
Transfer and registration of Rentokil Initial ordinary shares on its share register to or from the name of the depositary bank or its agent when you deposit or withdraw Rentokil Initial ordinary shares

Expenses of the depositary bank	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary bank or the custodian has to pay on any Rentokil Initial ADSs or Rentokil Initial ordinary shares underlying Rentokil Initial ADSs, such as stock transfer taxes, stamp duty or withholding taxes
As necessary
Any charges incurred by the depositary bank or its agents for servicing the deposited securities	As necessary
The depositary bank collects its fees for delivery and surrender of Rentokil Initial ADSs directly from parties depositing Rentokil Initial ordinary shares or surrendering Rentokil Initial ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary bank collects fees for making distributions to holders of Rentokil Initial ADSs by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary bank may collect its annual fee for depositary bank services by deduction from cash distributions or by directly billing holders of Rentokil Initial ADSs or by charging the book-entry system accounts of participants acting for them. The depositary bank may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to Rentokil Initial ADS Holders that are obligated to pay those fees. The depositary bank may generally refuse to provide fee-attracting services until its fees for those services are paid.
From time to time, the depositary bank may make payments to Rentokil Initial to reimburse it for costs and expenses generally arising out of establishment and maintenance of the Rentokil Initial ADS program, waive fees and expenses for services provided to Rentokil Initial by the depositary bank or share revenue from the fees collected from Rentokil Initial ADS Holders. In performing its duties under the deposit agreement, the depositary bank may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary bank and that may earn or share fees, spreads or commissions.
The depositary bank may convert currency itself or through any of its affiliates, or the custodian or Rentokil Initial may convert currency and pay U.S. dollars to the depositary bank. Where the depositary bank converts currency itself or through any of its affiliates, the depositary bank acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary bank or its affiliate receives when buying or selling foreign currency for its own account. The depositary bank makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to Rentokil Initial ADS Holders, subject to the depositary bank’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary bank is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to Rentokil Initial ADS Holders, and the depositary bank makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary bank may receive dividends or other distributions from Rentokil Initial in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by Rentokil Initial and, in such cases, the depositary bank will not engage in, or be responsible for, any foreign currency transactions and neither it nor Rentokil Initial makes any representation that the rate obtained or determined by Rentokil Initial is the most favorable rate and neither it nor Rentokil Initial will be liable for any direct or indirect losses associated with the rate.
Payment of Taxes
You will be responsible for any taxes or other governmental charges (other than taxes imposed on or calculated by reference to net income received or receivable by the depositary bank or the custodian) payable on your Rentokil Initial ADSs or on the deposited securities represented by any of your Rentokil Initial ADSs. The depositary bank may refuse to register any transfer of your Rentokil Initial ADSs or allow you to withdraw the deposited securities represented by your Rentokil Initial ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your Rentokil Initial ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary bank sells deposited securities, it will, if appropriate, reduce the number of Rentokil Initial ADSs to reflect the sale and pay to Rentokil Initial ADS Holders any proceeds, or send to Rentokil Initial ADS Holders any property, remaining after it has paid the taxes.
Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities
The depositary bank will not tender deposited securities in any voluntary tender, exchange offer or similar offer unless instructed to do so by a Rentokil Initial ADS Holder surrendering Rentokil Initial ADSs and subject to any conditions or procedures the depositary bank may establish.
If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary bank as a holder of deposited securities, the depositary bank will call for surrender of a corresponding number of Rentokil Initial ADSs and distribute the net redemption money to the holders of called Rentokil Initial ADSs upon surrender of those Rentokil Initial ADSs.
If there is any change in the deposited securities such as a split-up, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary bank receives new securities in exchange for or in lieu of the old deposited securities, the depositary bank will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary bank decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to Rentokil Initial ADS Holders or for any other reason, the depositary bank may instead sell the replacement securities and distribute the net proceeds upon surrender of the Rentokil Initial ADSs.
If there is a replacement of the deposited securities and the depositary bank will continue to hold the replacement securities, the depositary bank may distribute new Rentokil Initial ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
If there are no deposited securities underlying Rentokil Initial ADS, including if the deposited securities are cancelled, or if the deposited securities underlying Rentokil Initial ADSs have become apparently worthless, the depositary bank may call for surrender of those Rentokil Initial ADSs or cancel those Rentokil Initial ADSs upon notice to the Rentokil Initial ADS Holders.
Amendment and Termination
Rentokil Initial may agree with the depositary bank to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary bank for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right (including, without limitation, any economic, voting or other material right) of Rentokil Initial ADS Holders, it will not become effective for outstanding Rentokil Initial ADSs until 30 days after the depositary bank notifies Rentokil Initial ADS Holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your Rentokil Initial ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.
The depositary bank will initiate termination of the deposit agreement if Rentokil Initial instructs it to do so. The depositary bank may initiate termination of the deposit agreement if:
•
60 days have passed since the depositary bank told Rentokil Initial it wants to resign, but a successor depositary bank has not been appointed and accepted its appointment;

•
Rentokil Initial delists the Rentokil Initial ADSs from an exchange in the United States on which they were listed and, 30 days after the delisting, does not list the Rentokil Initial ADSs on another exchange in the United States or makes arrangements for trading of Rentokil Initial ADSs on the U.S. over-the-counter market;

•
Rentokil Initial delists its Rentokil Initial ordinary shares from an exchange outside the United States on which they were listed and does not list the Rentokil Initial ordinary shares on another exchange outside the United States;

•
the depositary bank has reason to believe the Rentokil Initial ADSs have become, or will become, ineligible for registration on Form F-6 under the U.S. Securities Act of 1933;

•
Rentokil Initial appears to be insolvent or enters insolvency proceedings;

•
all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•
there are no deposited securities underlying the Rentokil Initial ADSs or the underlying deposited securities have become apparently worthless; or

•
there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary bank will notify Rentokil Initial ADS Holders at least 90 days before the termination date. At any time after the termination date, the depositary bank may sell the deposited securities. After that, the depositary bank will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the Rentokil Initial ADS Holders that have not surrendered their Rentokil Initial ADSs. Normally, the depositary bank will sell as soon as practicable after the termination date.

After the termination date and before the depositary bank sells, Rentokil Initial ADS Holders can still surrender their Rentokil Initial ADSs and receive delivery of deposited securities, except that the depositary bank may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary bank may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary bank will continue to collect distributions on deposited securities, but, after the termination date, the depositary bank is not required to register any transfer of Rentokil Initial ADSs or distribute any dividends or other distributions on deposited securities to the Rentokil Initial ADS Holder (until they surrender their Rentokil Initial ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.
Limitations on Obligations and Liability
The deposit agreement expressly limits the obligations of Rentokil Initial and the depositary bank. It also limits the liability of Rentokil Initial and the depositary bank. Rentokil Initial and the depositary bank:
•
are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary bank will not be a fiduciary or have any fiduciary duty to Rentokil Initial ADS Holders;

•
are not liable if Rentokil Initial or the depositary bank is prevented or delayed by law or by events or circumstances beyond its ability to prevent or counteract with reasonable care or effort from performing each of its obligations under the deposit agreement;

•
are not liable if Rentokil Initial or the depositary bank exercises discretion permitted under the deposit agreement;

•
are not liable for the inability of any Rentokil Initial ADS Holder to benefit from any distribution on deposited securities that is not made available to Rentokil Initial ADS Holders under the terms of the deposit agreement, or for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement;

•
have no obligation to become involved in a lawsuit or other proceeding related to the Rentokil Initial ADSs or the deposit agreement on your behalf or on behalf of any other person;

•
may rely upon any documents Rentokil Initial or the depositary bank believes in good faith to be genuine and to have been signed or presented by the proper person;

•
are not liable for the acts or omissions of any securities depository, clearing agency or settlement system;

•
are not liable for the inability or failure of a Rentokil Initial ADS Holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit; and

•
the depositary bank has no duty to make any determination or provide any information as to the tax status of Rentokil Initial, or any liability for any tax consequences that may be incurred by Rentokil Initial ADS Holders as a result of owning or holding Rentokil Initial ADSs.

In the deposit agreement, Rentokil Initial and the depositary bank agree to indemnify each other under certain circumstances.
Requirements for Depositary Actions
Before the depositary bank will deliver or register a transfer of Rentokil Initial ADSs, make a distribution on Rentokil Initial ADSs, or permit withdrawal of Rentokil Initial ordinary shares, the depositary bank may require:
•
payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Rentokil Initial ordinary shares or other deposited securities;

•
satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•
compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary bank may refuse to deliver Rentokil Initial ADSs or register transfers of Rentokil Initial ADSs when the transfer books of the depositary bank or Rentokil Initial’s transfer books are closed or at any time if the depositary bank or Rentokil Initial thinks it advisable to do so.
Your Right to Receive the Ordinary Shares Underlying Your Rentokil Initial ADSs
Rentokil Initial ADS Holders have the right to cancel their Rentokil Initial ADSs and withdraw the underlying Rentokil Initial ordinary shares at any time except:
•
when temporary delays arise because: (i) the depositary bank has closed its transfer books or Rentokil Initial has closed its transfer books; (ii) the transfer of Rentokil Initial ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) Rentokil Initial is paying a dividend on its Rentokil Initial ordinary shares;

•
when you owe money to pay fees, taxes and similar charges; or

•
when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Rentokil Initial ADSs or to the withdrawal of Rentokil Initial ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.
Direct Registration System
In the deposit agreement, all parties to the deposit agreement acknowledge that DRS and Profile will apply to the Rentokil Initial ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary bank to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary bank of prior authorization from the ADS holder to register that transfer.
In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary bank will not determine whether the DTC participant that is claiming to be acting on behalf of a Rentokil Initial ADS Holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the Rentokil Initial ADS Holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary bank’s reliance on and compliance with instructions received by the depositary bank through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary bank.
Shareholder Communications; Inspection of Register of Holders of ADSs
The depositary bank will make available for your inspection at its office all communications that it receives from Rentokil Initial as a holder of deposited securities that Rentokil Initial makes generally available to holders of deposited securities. The depositary bank will send you copies of those communications or otherwise make those communications available to you if Rentokil Initial asks it to. You have a right to inspect the register of Rentokil Initial ADS Holders, but not for the purpose of contacting those holders about a matter unrelated to its business or the Rentokil Initial ADSs.
Jury Trial Waiver
The deposit agreement provides that, to the extent permitted by law, Rentokil Initial ADS Holders waive the right to a jury trial of any claim they may have against Rentokil Initial or the depositary bank arising out of or relating to Rentokil Initial ordinary shares, Rentokil Initial ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If Rentokil Initial or the depositary bank opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.
You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived Rentokil Initial’s or the depositary bank’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

COMPARISON OF RIGHTS OF RENTOKIL INITIAL SHAREHOLDERS AND TERMINIX STOCKHOLDERS
Rentokil is organized under the laws of England and Wales, subject to the provisions of the UK Companies Act 2006. Terminix is incorporated in the State of Delaware and the rights of Terminix stockholders are governed by the DGCL, and the Terminix certificate of incorporation and bylaws, as amended and restated from time to time. Upon completion of the transaction, each share of Terminix common stock issued and outstanding immediately prior to the first effective time will be converted into, upon the election of the holder of shares of Terminix common stock and subject to certain allocation and proration provisions of the merger agreement, the right to receive either the stock consideration or the cash consideration. As a result, Terminix stockholders who become holders of Rentokil Initial ADSs will have their rights governed principally by the laws of England and Wales and the Rentokil Initial articles of association, as amended and restated from time to time, which will differ from Delaware law and the Terminix certificate of incorporation and bylaws, along with the deposit agreement, the terms of which are further detailed in the section of this proxy statement/prospectus entitled “Description of Rentokil Initial American Depositary Shares” beginning on page 202.
Set forth below are the material differences between the rights of a holder of Rentokil Initial ordinary shares under the Rentokil Initial articles of association and the UK Companies Act 2006, on the one hand, and the rights of a holder of Terminix common stock under the Terminix certificate of incorporation, the Terminix bylaws and the DGCL, on the other hand.
The following summary does not reflect any rules of the NYSE that may apply to Rentokil Initial or Terminix in connection with the matters discussed, nor certain agreements unless expressly stated, that may expressly apply to these matters. You should read carefully relevant portions of the DGCL, the UK Companies Act 2006, the FCA’s Listing Rules, the UK Corporate Governance Code and the constituent documents of each of Rentokil Initial and Terminix. References to a “holder” in the following summary are to the registered holder of the applicable shares or stocks.
For more information, see the section entitled “Where You Can Find Additional Information” beginning on page 328.
Rentokil Initial	Terminix
Authorized Capital

As of August 15, 2022, the allotted and fully paid share capital was 1,863,832,965 ordinary shares, each with a nominal value of £0.01. Of this number, 0 ordinary shares were registered as treasury shares.
All Rentokil Initial ordinary shares have equal voting rights and no right to a fixed income.
Rentokil Initial has no authorized share capital limit under its articles of association.
Rentokil Initial shareholder approval by ordinary resolution is required to:
i.
consolidate and divide all or any of its share capital into shares of larger nominal amount than its existing shares; and

ii.
sub-divide its shares, or any of them, into shares of smaller nominal amount than its existing shares.

Under English law, an ordinary resolution means a resolution that is passed by a simple majority of shareholders or holders of a simple majority of the

The aggregate number of shares of stock that Terminix has the authority to issue is 2,200,000,000 shares, consisting of 200,000,000,000 shares of common stock, par value $0.01 per share and 200,000,000 shares of preferred stock, par value $0.01 per share.
As of September 6, 2022, the record date for the Terminix meeting, Terminix had 121,606,696 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.
The Terminix certificate of incorporation authorizes the Terminix board of directors, without stockholder approval, to issue shares of preferred stock in one or more series and to fix the designation, powers, preferences and the relative participating, optional or other special rights, and the qualifications, limitations and restrictions thereof. The Terminix board of directors can, without stockholder approval, issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of

Rentokil Initial	Terminix

shares (depending on whether the vote is by a show of hands or by a poll) present in person or by proxy and entitled to vote at the meeting.
The liability of the shareholders is limited to the amount, if any, unpaid on the shares held by them. All Rentokil Initial ordinary shares are, and all Rentokil Initial ordinary shares that will be issued in connection with the transaction will be, fully paid. Accordingly, no further contribution of capital may be required by Rentokil Initial from the holders of Rentokil Initial ordinary shares.
Rentokil Initial ordinary shares are currently listed on the premium listing segment of the FCA’s official list and listed on the LSE’s main market for listed securities, under the symbol of “RTO.”
Following completion of the transaction, Rentokil Initial ordinary shares will trade in the form of Rentokil Initial ADSs in the United States which will be listed on the NYSE and are expected to trade under the symbol “RTO.” It is a condition to completion of the transaction that the Rentokil Initial ADSs issued as the stock portion of the merger consideration be approved for listing on the NYSE, subject to official notice of issuance.
common stock.
Size, Classification and Term of Board of Directors

The Rentokil Initial articles of association provide that, unless Rentokil Initial shareholders determine otherwise by ordinary resolution, the number of directors (disregarding alternate directors) shall be not less than three.
The number of directors of the Rentokil Initial board of directors is currently set at eight.
The business of Rentokil Initial shall be managed by the directors who, subject to the provisions of the articles of association and to any directions given by Rentokil Initial shareholders by special resolution to take, or refrain from taking, specified action, may exercise all the powers of Rentokil Initial. Under English law, a special resolution means a resolution passed by a majority of not less than 75% of the shareholders or holders of 75% of the voting rights attaching to the shares (depending on whether the vote is by a show of hands or by a poll) present in person or by proxy and entitled to vote at the meeting. For a resolution to be regarded as a special resolution, the notice of the meeting must specify the intention to propose the resolution as a special resolution.
The directors may delegate any of their powers or

The Terminix certificate of incorporation provides that, subject to certain rights granted to certain Terminix stockholders and rights that may be granted to any class or series of preferred stock, the number of directors constituting the Terminix board of directors is fixed, and may be altered from time to time, exclusively by resolution of the Terminix board of directors, but in no event may the number of directors of Terminix be less than one. The number of directors of the Terminix Board is currently set at nine.
The Terminix certificate of incorporation also provides that the Terminix board of directors is divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors on the Terminix board of directors. At each annual meeting of Terminix stockholders, successors to the class of directors whose term expires at that annual meeting are elected for a term expiring at the third succeeding annual meeting of Terminix stockholders, subject to certain rights granted to certain Terminix stockholders and rights that may be granted to any class or series of preferred stock.

Rentokil Initial	Terminix

discretions to committees appointed by them and set the terms of reference for such committees.
The Rentokil Initial board of directors has established three principal board committees: audit committee, nomination committee and remuneration committee. The composition of the audit committee, nomination committee and remuneration committee is determined in line with the UK Corporate Governance Code.
Notwithstanding the fact that there is no age limit requirement for directors to retire, at each Rentokil Initial annual general meeting, Rentokil Initial’s articles of association provide that all directors shall retire annually. In line with the recommendations of the UK Corporate Governance Code, all of the directors wishing to continue serving, and considered eligible by the Rentokil Initial board of directors, offer themselves for re-election at every annual general meeting. Under the UK Corporate Governance Code, a majority of the board of directors (other than the Chair) are required to be independent.
Under English law, any agreement under which a director agrees to perform services (as a director or otherwise) for a company or its subsidiaries is defined as a service agreement. Service agreements with a guaranteed term of more than two years require prior approval by the shareholders by ordinary resolution at a general meeting. English law permits a company to provide for terms of different lengths for its directors.

Nomination of Directors
No person (other than a director retiring at the general meeting in question) shall be appointed or reappointed a director at any general meeting unless he or she is recommended by the board or notice of the intention to propose such person for appointment or reappointment executed by a shareholder qualified to vote on the appointment or reappointment is given to Rentokil Initial not less than seven nor more than 42 days before the date appointed for holding the meeting.	The Terminix bylaws provide that nominations of persons for election to the Terminix board of directors may be made at an annual meeting of stockholders, in accordance with certain notice provisions, by or at the direction of the Terminix board of directors or a committee thereof, or by any Terminix stockholder entitled to vote at the annual meeting and who is a stockholder of record at the time the notice of nomination is delivered to Terminix and at the date of the meeting.
Election of Directors
Subject to the provisions of the Rentokil Initial articles of association in relation to the nomination of directors described above, Rentokil Initial shareholders may, by ordinary resolution, appoint a person who is willing to act as a director, and is permitted by law to do so, to be a director, either to	The Terminix bylaws provide that directors of Terminix are elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; however, directors are elected by a plurality of votes cast in contested elections.

Rentokil Initial	Terminix

fill a vacancy or as an additional director.
The directors may appoint a person who is willing to act as a director, and is permitted by law to do so, to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors by ordinary resolution.
Any incumbent director who did not receive a majority of votes cast for his or her election in an uncontested election must promptly tender his or her resignation to the Chairman of the Terminix board of directors. The Chairman must inform the Nominating and Corporate Governance Committee of such tender of resignation, and the Nominating and Corporate Governance Committee must recommend to the Terminix board of directors whether to accept the tendered resignation or reject it or whether any other action should be taken.
Removal of Directors

Under the UK Companies Act 2006, Rentokil Initial shareholders may, by ordinary resolution (of which special notice has been given in accordance with the UK Companies Act 2006), remove any director from office (notwithstanding any agreement to the contrary, but without prejudice to any claim that the director may have for the breach of such agreement) and appoint another person to fill the vacancy. In the absence of such appointment, the vacancy arising upon the removal of a director from office may be filled as a casual vacancy.
In addition to any power of removal under the UK Companies Act 2006, Rentokil Initial shareholders may, under the articles of association, by ordinary resolution (of which no special notice need be given), remove a director before the expiration of his or her period of office and, subject to the articles of association, may, by ordinary resolution, appoint another person who is willing to act as a director, and is permitted by law to do so, to be a director instead of him or her.
The Terminix certificate of incorporation provides that, subject to certain rights granted to certain Terminix stockholders and rights that may be granted to any class or series of preferred stock, a director may be removed from office only for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares of Terminix stock then entitled to vote in an election of directors.
Vacancies on the Board of Directors
The directors or the shareholders, by ordinary resolution, may appoint a person who is willing to act as a director, either to fill a vacancy or as an additional director.	The Terminix certificate of incorporation provides that, subject to certain rights granted to certain Terminix stockholders and rights that may be granted to any class or series of preferred stock, and except as otherwise provided by law, any vacancy on the Terminix board of directors must be filled by an affirmative vote of at least a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. A director elected to fill a vacancy or a newly created directorship will hold office until his or her successor has been elected and qualified or until his or her earlier death, resignation or removal.

Rentokil Initial	Terminix
Voting

A resolution put to the vote of a general meeting (other than a general meeting held partly by means of electronic facility) must be decided on a show of hands unless either the notice of the meeting specifies that a poll will be called on such resolution or a poll is (before the resolution is put to the vote on a show of hands or on the declaration of the result of a show of hands on that resolution) demanded. A poll may be demanded by the chair of the meeting, by five or more members having the right to vote on the resolution, by any holder(s) of not less than 10% of the total voting rights, or by any holder(s) of not less than 10% of the share capital of the class, who in each case is present in person or by proxy or corporate representative. A resolution put to the vote of a general meeting held partly by means of electronic facility must be decided on a poll unless the chair of the meeting determines that it shall be decided on a show of hands (subject to the above rights to call a poll).
On a show of hands, every shareholder who is present in person has one vote regardless of the number of shares held by such shareholder. Every proxy duly appointed by a shareholder entitled to vote on the resolution and present has one vote.
On a poll every shareholder present in person or by duly appointed proxy or corporate representative has one vote for every share held by the shareholder.
A shareholder, proxy or corporate representative entitled to more than one vote need not, if he or she votes, use all his or her votes or cast all the votes he or she uses the same way.

Except as otherwise provided by the Terminix certificate of incorporation or applicable law, each holder of shares of Terminix common stock is entitled, with respect to each share of Terminix common stock held by such holder, to one vote in person or by proxy on all matters submitted to a vote of the holders of Terminix common stock, whether voting separately as a class or otherwise.
Except as otherwise provided in the Terminix certificate of incorporation or bylaws (such as with regards to the election of directors in a contested election, as described above under “Election of Directors”), generally all matters at any meeting at which a quorum is present will be decided by the affirmative vote of the holders of at least a majority in voting power of the outstanding shares of Terminix common stock present in person or represented by proxy at the meeting and entitled to vote on the subject matter in question.

Cumulative Voting
Rentokil Initial shareholders do not have the right to cumulative voting.	Terminix stockholders do not have the right to cumulative voting.
Shareholder Action by Written Consent
Under English law, shareholders of a public company such as Rentokil Initial are not permitted to pass resolutions by written consent. All shareholder decisions must be taken at the general meeting.	The Terminix certificate of incorporation provides that any action required or permitted to be taken at any annual or special meeting of Terminix stockholders may be taken only upon the vote of the Terminix stockholders at an annual or special meeting duly called and may not be taken by written consent of the stockholders.
Amendment of the Articles of Association of Rentokil Initial and the Articles of Incorporation of Terminix
Under English law, Rentokil Initial’s shareholders may, by special resolution alter, delete, substitute,	Generally, under the DGCL, any proposal to amend, alter, change or repeal any provision of the

Rentokil Initial	Terminix

amend or add to its articles of association. The Rentokil Initial board of directors is not authorized to change its articles of association.
If at any time the capital of Rentokil Initial is divided into different classes of shares, the rights attached to any class may be varied, either while Rentokil Initial is a going concern or during or in contemplation of a winding up in such manner (if any) as may be provided by those rights. If there are no such provisions, the rights attaching to that class may be varied either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (not including any treasury shares), or with the approval of a special resolution by the Rentokil Initial shareholders, passed at a separate meeting of the holders of such shares, but not otherwise. The rights attached to any class of shares will not, unless otherwise expressly provided by the terms of issue, be deemed to be varied by: (i) the creation or issue of further shares ranking equally with them, or (ii) the purchase or redemption by Rentokil Initial of any of its own shares.

Terminix certificate of incorporation requires approval by the affirmative vote of a majority outstanding shares of stock entitled to vote thereon.
However, the Terminix certificate of incorporation provides that any amendment to the provisions of the Terminix certificate of incorporation related to “Management of Corporation,” “Stockholder Action by Written Consent,” “Special Meetings,” “Business Opportunities,” “Section 203 of the DGCL,” “Amendment of the Certificate of Incorporation,” “Amendment of the By-Laws” and “Exclusive Jurisdiction for Certain Actions,” in each case, must be approved at a meeting of the stockholders called for that purpose by, in addition to any other vote otherwise required by law, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Terminix common stock then entitled to vote at any annual or special meeting of stockholders.

Amendment of Bylaws
See “— Amendment of the Articles of Association of Rentokil Initial” above.
The Terminix certificate of incorporation provides that the Terminix board of directors may amend, by the affirmative vote of at least a majority of the directors then in office, the Terminix bylaws, without the vote of the Terminix stockholders.
The Terminix certificate of incorporation also provides that the Terminix stockholders may amend, alter or repeal the Terminix bylaws. Any such action will require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Terminix common stock entitled to vote at any annual or special meeting of Terminix stockholders.

Meeting Notice
An annual general meeting and all other general meetings of Rentokil Initial must be called by at least 21 clear days’ written notice (the “clear days” rule is set out in section 360 of the UK Companies Act 2006 and excludes the day of the meeting and the day that the notice is given). In line with the UK Companies Act 2006, a special resolution enabling Rentokil Initial to hold general meetings (other than annual general meetings) on 14 clear days’ notice was approved at Rentokil Initial’s 2022 annual general meeting.
The Terminix bylaws provide that notice of each annual and special meeting of Terminix stockholders will be given in writing, consistent with the requirements of the DGCL, not less than 10 days nor more than 60 days prior to the meeting to each Terminix stockholder of record entitled to vote at such meeting.
The notice shall specify (i) the place, if any, date and time of such meeting, (ii) the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in

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The notice shall specify the time, date and place of such general meeting, the means, or all different means, of attendance and participation (including, without limitation, any satellite meeting places and any electronic facilities the board has determined be used to enable attendance and participation) and the general nature of the business to be dealt with.	person and vote at such meeting, (iii) in the case of a special meeting, the purpose or purposes for which such meeting is called, and (iv) such other information as may be required by law or as may be deemed appropriate by the Chairman of the Terminix board of directors, the Terminix Secretary or the Terminix board of directors.
Advance Notice

In certain circumstances under the UK Companies Act 2006, Rentokil Initial shareholders may propose a resolution to be moved at the annual general meeting or require Rentokil Initial to circulate to all shareholders a statement of not more than 1,000 words in relation to a resolution or other matter to be dealt with at a general meeting.
The company is required to give notice of such resolution or circulate such statement once it has received requests to do so from:
i.
shareholders representing at least 5% of the total voting rights of all the members who have a relevant right to vote; or

ii.
at least 100 shareholders who have a relevant right to vote and hold shares in the company on which there has been paid up an average sum, per member, of at least £100.

At an annual meeting of Terminix stockholders, for nominations of any individual for election to the Terminix board of directors or other business to be timely brought, a Terminix stockholder must deliver notice to the Terminix Secretary at the principal executive offices of Terminix not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. However, in the event the date of the annual meeting is advanced by more than 30 days or delayed by more than 70 days from such anniversary date of the preceding year’s annual meeting, notice by such Terminix stockholder must be delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made.
At a special meeting of Terminix stockholders called for the purpose of electing one or more directors, any Terminix stockholder entitled to vote at such meeting may nominate a person or persons by delivering to the Terminix Secretary at the principal executive offices of Terminix not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Terminix board of directors to be elected at such meeting.
The announcement of an adjournment or postponement of an annual or special meeting does not commence a new time period (and does not extend any time period) for the giving of notice of a stockholder nomination or a stockholder proposal as described above.

Right to Call a Special Meeting of Shareholders
The directors may call general meetings. If there are not sufficient directors to form a quorum in order to	The Terminix certificate of incorporation provides that, except as otherwise required by law and rights

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call a general meeting, any director may call a general meeting. If there is no director willing or able to do so, any two shareholders of Rentokil Initial may call a general meeting for the purpose of appointing one or more directors.
The directors are required to call a general meeting if requested by shareholders representing at least 5% of the paid-up capital of Rentokil Initial as carries the right of voting at general meetings (excluding any paid-up capital held as treasury shares). Such meeting must be called within 21 days from the date on which the directors become subject to the requirement, and held on a date not more than 28 days after the date of the notice calling the meeting.
The meeting may only deal with the business stated in the request by shareholders, or as proposed by the directors.
If the directors fail to call the general meeting requested by the shareholders, the shareholders who requested the meeting, or any of them representing more than one-half of the total voting rights of all of them, may themselves call a general meeting. Such meeting must be called for a date not more than three months after the date on which the directors become subject to the requirement to call a meeting. Any reasonable expenses incurred by the shareholders requesting the meeting by reason of the failure of the directors duly to call a meeting must be reimbursed by the company.
No business other than the appointment of a chairman shall be transacted at any general meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a shareholder or a proxy for a shareholder or a duly authorized representative of a corporation which is a shareholder, shall be a quorum.
The directors may make arrangements for simultaneous attendance and participation by electronic means allowing persons not present together at the same place to attend, speak and vote at the meeting (including the use of satellite meeting places).
that may be granted to any class or series of preferred stock, special meetings of the Terminix stockholders may be called only by the Chairman of the Terminix board of directors or pursuant to a resolution of the Terminix board of directors adopted by at least a majority of the directors then in office.
Indemnification and Advancement of Expenses; Director Liability
Save as described below, under English law, any provision that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him or her in connection with any negligence, default, breach of duty or	The Terminix bylaws provide that Terminix will indemnify, to the full extent permitted by the DGCL and other applicable law, any person who was or is a party or is threatened to any civil, criminal, administrative or investigative proceeding

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breach of trust in relation to the company is void.
Subject to certain exceptions, English law does not permit Rentokil Initial to indemnify a director against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to Rentokil Initial. The exceptions allow Rentokil Initial to: (1) purchase and maintain director and officer insurance insuring its directors or the directors of an “associated company” (i.e., a company that is a subsidiary of Rentokil Initial) against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company of which he or she is a director; (2) provide a qualifying third-party indemnity provision which permits Rentokil Initial to indemnify its directors and directors of an associated company in respect of proceedings brought by third parties (covering both legal costs and the amount of any adverse judgment), except for (a) the legal costs of an unsuccessful defense of criminal proceedings or civil proceedings brought by the company or an associated company, or the legal costs incurred in connection with certain specified applications by the director for relief where the court refuses to grant the relief, (b) fines imposed in criminal proceedings, and (c) penalties imposed by regulatory bodies; (3) loan funds to a director to meet expenditure incurred defending civil and criminal proceedings against him or her (even if the action is brought by the company itself), or expenditure incurred applying for certain specified relief, subject to the requirement that the loan must be on terms that it is repaid if the defense or application for relief is unsuccessful; and (4) provide a qualifying pension scheme indemnity provision, which allows the company to indemnify a director of a company that is a trustee of an occupational pension scheme against liability incurred in connection with such director’s activities as a trustee of the scheme (subject to certain exceptions).
Under the Rentokil Initial articles of association, subject to the UK Companies Act 2006 (including as set out above), Rentokil Initial may do any or all of the following:
i.
indemnify every director or other officer of Rentokil Initial (other than any person (whether an officer or not) engaged by the Company as auditor) out of the assets of Rentokil Initial against any liability incurred by such director or other officer for negligence, default, breach of duty or breach of trust in relation to the affairs

(i) by reason of the fact that (x) such person is or was serving or has agreed to serve as a Terminix director or officer, or (y) such person, while serving as a Terminix director or officer, is or was serving or has agreed to serve, in each case, at the request of Terminix as a director, officer, employee, manager or agent of another corporation, partnership, joint venture, trust or other enterprise or (z) such person is or was serving or has agreed to serve, in each case, at the request of Terminix as a director, officer or manager of another corporation, partnership, joint venture, trust or other enterprise, or (ii) by reason of any action alleged to have been taken or omitted by such person in such capacity, and who satisfies the applicable standard of conduct set forth in the DGCL or other applicable law.
Terminix will indemnify such individuals (i) in a proceeding (other than a proceeding by or in the right of Terminix) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or on such person’s behalf in connection with such proceeding and any appeal therefrom or (ii) in a proceeding by or in the right of Terminix to procure a judgment in its favor, against expenses (including attorneys’ fees) actually and reasonably incurred by such person or on such person’s behalf in connection with the defense or settlement of such proceeding and any appeal therefrom.
The Terminix bylaws also provide that Terminix will advance all expenses (including reasonable attorneys’ fees) incurred by a present or former director or officer in defending any proceeding prior to the final disposition of such proceeding upon written request of such person and delivery of an undertaking by such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by Terminix.
The Terminix certificate of incorporation provides that no Terminix director will be liable to Terminix or its stockholders for monetary damages for breach of his or her fiduciary duty as a director. But Terminix directors may face liability (a) for any breach of the director’s duty of loyalty to Terminix or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit.

Rentokil Initial	Terminix

of Rentokil Initial; and
ii.
purchase and maintain insurance for any person who is or was (i) a director, officer, or employee of Rentokil Initial, or anybody which is or was the holding company or subsidiary undertaking of Rentokil Initial, or in which Rentokil Initial or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which Rentokil Initial or such holding company or subsidiary undertaking is or was in any way allied or associated or (ii) a trustee of any pension fund in which employees of the Rentokil Initial or any other company referred to above are or have been interested, including, without limitation, insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of that person’s duties or in the exercise or purported exercise of that person’s powers or otherwise in relation to that person’s duties, powers or offices in relation to the relevant body or fund.

Appraisal and Dissenters Rights

English law does not generally provide for appraisal rights.
However, in the event of a compulsory acquisition or “squeeze out,” under the UK Companies Act 2006, where (a) a “takeover offer” is made for the shares of a company incorporated in the UK, and (b) the offeror has acquired or unconditionally contracted to acquire at least 90% in value of the shares of any class to which the offer relates representing at least 90% of the voting rights carried by those shares, the offeror may, within three months beginning on the day after the last day on which the offer could be accepted, require shareholders who did not accept the offer to transfer their shares to the offeror on the terms of the offer. A dissenting shareholder may object to the transfer or its proposed terms by applying to the court within six weeks of the date on which notice of the required transfer was given by the offeror.
The court may, on receiving such an application, order (a) that the offeror is not entitled and bound to acquire the shares to which the notice relates or (b) that the terms on which the offeror is entitled and bound to acquire the shares shall be such as the court thinks fit.
A minority shareholder is entitled, in circumstances

Under the DGCL, a stockholder may dissent from, and receive payments in cash for, the fair value of his or her shares as appraised by the Delaware Court of Chancery in the event of certain mergers and consolidations. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation, or on the record date with respect to action by written consent, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Further, no appraisal rights are available to stockholders of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation.
Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a)  – (c). Appraisal rights are also available under the DGCL in certain other circumstances, including

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similar to the “squeeze out” described above, to require the offeror to acquire his or her shares on the same terms as those contained in the original offer. The period within which the offeree shareholder must exercise his or her rights is the later of: (a) three months from the close of the offer and (b) three months from when the bidder gives the shareholder notice of his or her rights.
in certain parent-subsidiary corporation mergers and in certain circumstances where the certificate of incorporation so provides.
The Terminix certificate of incorporation does not provide for appraisal rights in any additional circumstance.

Dividends and Repurchases

Pursuant to the Rentokil Initial articles of association, the shareholders may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends if it appears that such dividends are justified by the profits available for distribution. No dividend shall be paid otherwise than out of profits available for distribution as specified under the provisions of the UK Companies Act 2006.
The directors may, if authorized by ordinary resolution, offer Rentokil Initial shareholders the right to elect to receive, in lieu of a dividend, an allotment of new ordinary shares, credited as fully paid.
The directors may, if authorized by ordinary resolution, determine that an interim dividend shall be wholly or partly satisfied by the distribution of assets.
Once approved by Rentokil Initial shareholders by ordinary resolution and subject to certain procedural requirements of the UK Companies Act 2006, Rentokil Initial may repurchase its own shares. Shareholders may approve two different types of such share purchases:  on-market purchases or off-market purchases. A purchase is an on-market purchase if it is made on a recognized investment exchange and is not an off-market purchase. A purchase is off-market if the shares are not purchased on a recognized investment exchange or are purchased on a recognized investment exchange but are not subject to a marketing arrangement on that exchange.
A resolution passed at Rentokil Initial’s 2022 annual general meeting provides the directors with authority to purchase up to 10% of Rentokil Initial ordinary shares in issue (excluding any treasury shares) as of March 23, 2022, such authority expiring on the earlier of the conclusion of Rentokil Initial’s 2023 annual general meeting or August 11, 2023.

Distributions/Dividends
Under the DGCL, Terminix stockholders are entitled to receive dividends if, as and when declared by the Terminix board of directors. The Terminix board of directors may declare and pay a dividend to Terminix stockholders out of surplus or, if there is no surplus, out of net profits for the year in which the dividend is declared or the immediately preceding fiscal year, or both, provided that such payment would not reduce capital below the amount of capital represented by all classes of outstanding stock having a preference as to the distribution of assets upon liquidation. A dividend may be paid in cash, in shares of common stock or in other property.
Repurchases/Redemptions
Under the DGCL, Terminix may redeem or repurchase shares of its own common stock, except that generally it may not redeem or repurchase those shares if the capital of Terminix is impaired at the time or would become impaired as a result of the redemption or repurchase of such shares. If Terminix were to designate and issue shares of a series of preferred stock that is redeemable in accordance with its terms, such terms would govern the redemption of such shares. Repurchased and redeemed shares may be retired or held as treasury shares. Shares that have been repurchased but have not been retired may be resold by Terminix for such consideration as the Terminix board of directors may determine in its discretion.
Purchases by Subsidiaries of Terminix
Under the DGCL, Terminix common stock may be acquired by subsidiaries of Terminix without stockholder approval. Shares of such common stock owned by a majority-owned subsidiary are neither entitled to vote nor counted as outstanding for quorum purposes.

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Rentokil Initial can redeem or repurchase shares only if (1) the shares are fully paid and (2) payment for the redemption or repurchase is made out of (a) distributable profits or (b) the proceeds of a new issue of shares made for the purpose of the repurchase or redemption.
If Rentokil Initial is wound up, the liquidator may, with the approval of shareholders by a special resolution and any other approvals required by law, divide among the shareholders in specie the whole or any part of the assets of Rentokil Initial and may, for that purpose, value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with such approvals, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the shareholders as he or she may with the like sanction determine, but no shareholder shall be compelled to accept any assets upon which there is a liability.

Required Shareholder Votes for Certain Transactions

The following matters, among others, require shareholder approval and, for a UK listed company, therefore have to be exclusively approved at a general meeting:
i.
Matters requiring special resolution:

(a)
amendments to the articles of association;

(b)
change to the company’s name;

(c)
reduction of the notice required for a general meeting (other than an annual general meeting) from 21 days to 14 days;

(d)
reductions of capital; and

(e)
disapplication (or renewal of disapplication) of preemption rights where directors are acting under a general authority to allot.

ii.
Matters requiring ordinary resolution:

(a)
removal of directors;

(b)
approval of directors’ long-term service contracts;

(c)
approvals of loans, quasi loans, credit transactions, substantial property transactions, etc., with directors, and persons connected with directors;

(d)
approval of directors’ remuneration report and policy;

Under Delaware law, a sale, lease or exchange of all or substantially all of a corporation’s assets, a merger or consolidation of a corporation with another corporation or a dissolution of a corporation generally requires the approval of the corporation’s board of directors and, with limited exceptions, the affirmative vote of a majority of the aggregate voting power of the outstanding stock entitled to vote on the transaction.

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(e)
authorization of political donations or expenditure;

(f)
appointment and removal of auditors;

(g)
fixing remuneration of auditors;

(h)
authority to directors to allot shares;

(i)
authority to directors to determine the terms, conditions and manner of redemption of shares; and

(j)
authority to directors to make market purchase of shares.

Certain of the matters requiring ordinary and special resolutions listed above are proposed and voted on annually by shareholders at Rentokil Initial’s annual general meeting.

State Antitakeover Statutes and Certain Articles of Incorporation Provisions

Under English law, Rentokil Initial’s directors have a fiduciary duty to take only those actions that are in the interests of the company as a whole. Generally, anti-takeover measures are not actions that fall within this category.
Rentokil Initial is subject to the City Code on Takeovers and Mergers, which governs the conduct of mergers and takeovers in the UK. Any takeover of Rentokil Initial would have to be in accordance with this Code.
There are no provisions in the Rentokil Initial articles of association that would have an effect of delaying, deferring or preventing a takeover by, or change of control of, Rentokil Initial.
Terminix is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with any interested stockholder for a three-year period following the time that such stockholder becomes an interested stockholder, unless the board of directors approves the business combination or the transaction by which such stockholder becomes an interested stockholder, in either case, before the stockholder becomes an interested stockholder, the interested stockholder acquires 85% of the corporation’s outstanding voting stock in the transaction by which such stockholder becomes an interested stockholder, or the business combination is subsequently approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2∕3% of the corporation’s outstanding voting stock not owned by the interested stockholder.
Preemptive Rights

English law provides for statutory preemption rights that apply on an allotment of equity securities. Such rights can be disapplied by a special resolution passed by shareholders at a general meeting.
On May 11, 2022 at the annual general meeting of Rentokil Initial:
i.   In line with the Investment Association guideline limits, an ordinary resolution was passed granting directors the authority to allot shares in the capital of Rentokil Initial up to a maximum nominal
Terminix stockholders do not have preemptive rights to acquire newly issued capital stock.

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amount of: (1) £6,212,000 representing approximately one-third of Rentokil Initial’s issued ordinary share capital (excluding treasury shares) as of March 23, 2022, and (2) a further amount of £6,212,000, representing approximately one-third of Rentokil Initial’s issued ordinary share capital (excluding treasury shares) as of March 23, 2022, pursuant to a rights issue only; and
ii.   Two special resolutions were passed granting directors the authority to allot shares for cash on a non-preemptive basis otherwise than in connection with an offer to existing shareholders up to a maximum nominal value of £931,000 representing approximately 5% of the issued ordinary share capital of Rentokil Initial (excluding treasury shares) as of March 23, 2022, and up to a further maximum nominal value of £931,000 representing approximately 5% of the issued ordinary share capital of Rentokil Initial (excluding treasury shares) as of March 23, 2022 for the purposes of financing an acquisition (or refinancing, if the authority is to be used within six months after the original transaction) or capital investment.
This allotment authority expires on the earlier of (1) the 2023 annual general meeting of Rentokil Initial and (2) August 11, 2023.
The Rentokil Initial directors have confirmed their intention to follow the provisions of the Pre-Emption Group’s Statement of Principles (the “Principles”) regarding cumulative usage of authorities within a rolling three-year period. The Principles provide that companies should not issue shares for cash representing more than 7.5% of a company’s issued share capital (excluding treasury shares) in any rolling three-year period, other than to existing shareholders, without prior consultation with shareholders.

Fiduciary Duties

Under English law, Rentokil Initial’s directors have a statutory and fiduciary duty to take only those actions that are in the interests of the company as a whole. See also “— Conflicts of Interest” below.
Pursuant to the UK Companies Act 2006, directors must:
i.
act in a way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its shareholders as a whole;

ii.
act in accordance with the company’s

Under Delaware law, the directors of Terminix owe a duty of care and a duty of loyalty. The duty of care requires that directors act on an informed basis after due consideration of the relevant materials and appropriate deliberation. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty requires directors to act in what they reasonably believe to be the best interests of the company and its stockholders without any conflict of interest. A party challenging the propriety of a decision of a board of directors

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constitution and exercise powers only for the purposes for which they are conferred;
iii.
exercise independent judgment;

iv.
exercise reasonable care, skill and diligence;

v.
avoid conflicts of interest;

vi.
not accept benefits from third parties; and

vii.
declare an interest in a proposed transaction with the company.

typically bears the burden of rebutting the applicability of the “business judgment rule” presumption, which presumes that directors acted in accordance with the duties of care and loyalty. Notwithstanding the foregoing, Delaware courts may subject directors’ conduct to enhanced scrutiny of, among other matters, defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.
Under Delaware law, a member of the board of directors, or a member of any committee designated by the board of directors, is, in the performance of such member’s duties, fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

Exclusive Forum
Rentokil Initial’s articles of association do not stipulate an exclusive forum for a derivative action brought by a Rentokil Initial shareholder pursuant to the UK Companies Act 2006. However, the Companies Act 2006 requires that a shareholder of a company who brings a derivative claim or seeks to continue a claim as a derivative claim must apply to the courts of England and Wales for permission to continue the claim.	The Terminix certification of incorporation provides that, unless Terminix consents in writing to the selection of an alternative forum, the Delaware Court of Chancery is, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Terminix, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of Terminix to Terminix or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Terminix certification of incorporation or bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine.
Conflicts of Interest

Under English law, a director is under a duty to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company and is obliged to declare his or her interest in a proposed or ongoing transaction to the other directors. It is an offense to fail to declare an interest.
A director shall not vote at a meeting of the directors on any resolution concerning a matter in
Under Delaware law, a contract or transaction in which a director has an interest will not be voidable solely for this reason if (i) the material facts about such interested director’s interest are disclosed or are known to the board of directors or an informed and properly functioning independent committee thereof, and a majority of disinterested directors or such committee in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts

Rentokil Initial	Terminix

which he or she has, directly or indirectly, an interest which could reasonably be regarded as likely to give rise to a conflict of interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, Rentokil Initial) unless his or her interest arises only because the case falls within one or more of the exceptions listed in the articles of association.
The duty to avoid a conflict of interest is not infringed if the situation cannot reasonably be regarded as likely to give rise to a conflict of interest or if the matter has been authorized by the directors in accordance with the articles of association.
Provided that the director has declared his or her interest to the other directors, a director notwithstanding his or her office may, generally (i) be a party to, or otherwise interested in, any transaction or arrangement with the company or in which the company is directly or indirectly interested; or (ii) be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise be interested in, any body corporate in which the company is directly or indirectly interested or with which the director has such a relationship at the request or direction of the company.

about such interested director’s relationship or interest are disclosed or are known to the stockholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (iii) the transaction is fair to the corporation as of the time it is authorized, approved or ratified. The mere fact that an interested director is present and voting on a transaction in which he or she is interested will not itself make the transaction void. Interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee that authorizes the contract or transaction.
Under Delaware law, an interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Non-Competition Provisions
The Rentokil Initial articles of association do not contain any non-competition provisions.	The Terminix certificate of incorporation and bylaws do not contain any non-competitive provisions.
Rights of Inspections

Under English law, a company must retain and keep available for inspection by shareholders free of charge, and by any other person on payment of a prescribed fee, its register of shareholders. It must also keep available for inspection by shareholders free of charge records of all resolutions and meetings by shareholders and, for a fee, provide copies of the minutes to shareholders who request them. Shareholders may also inspect the service contracts of directors at Rentokil Initial’s registered offices during business hours.
In each case, the records of all resolutions and meetings by shareholders should be kept for at least 10 years. These records may be kept in electronic form, as long as they are capable of being produced in hard copy form.
The Rentokil Initial articles of association provide
Under Section 220 of the DGCL, a stockholder or its agent has a right to inspect Terminix’s stock ledger, a list of all of its stockholders and its other books and records during the usual hours of business upon written demand stating his purpose (which must be reasonably related to such person’s interest as a stockholder). If Terminix refuses to permit such inspection or refuses to reply to the request within five business days of the demand, the stockholder may apply to the Delaware Court of Chancery for an order to compel such inspection.

Rentokil Initial	Terminix
that no shareholder of Rentokil Initial or other person shall have any right to inspect any accounting or other book or document of the company except as conferred by statute or ordered by a court of competent jurisdiction or authorized by the directors or shareholders.
Shareholder Suits

The UK Companies Act 2006 provides limited circumstances in which a shareholder of a company may bring a derivative claim on behalf of the company. Such a claim may only be brought in respect of a cause of action arising from an actual or proposed act or omission involving negligence, default, breach of duty or breach of trust by a director of the company. It is immaterial whether the cause of action arose before or after the person seeking to bring the claim became a shareholder of the company. A person seeking to bring a derivative claim must obtain the permission of the courts of England and Wales to continue that claim after issue.
The courts of England and Wales must refuse the claim if the action would not promote the success of the company, or the company authorized the director’s action or omission before it occurred, or has since ratified the action or omission (in both cases provided the act is capable of authorization or ratification). If there is no absolute bar to continuing the claim, the courts of England and Wales must consider the following (non-exhaustive) factors: (a) whether the shareholder is acting in good faith, (b) the importance that a person acting in accordance with the duty to promote the success of the company would accord to the proposed claim, (c) whether a proposed or past act or omission would be likely to be authorized or ratified, (d) whether the company has decided not to pursue the claim, (e) whether the shareholder has a cause of action that he or she may pursue in his or her own right rather than on behalf of the company and (f) the views of the shareholders of the company who have no personal direct or indirect interest in the matter.
The UK Companies Act 2006 also permits a shareholder to apply to the courts of England and Wales for relief on the grounds that: (1) the company’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim or (2) any act or omission of the company is or would be so prejudicial.
Generally, Terminix is subject to potential liability under the federal securities laws and under Delaware law. Under the DGCL, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Generally, a person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction that is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. The DGCL also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. In certain circumstances, class action lawsuits are available to stockholders.

Rentokil Initial	Terminix
The UK Limitation Act 1980 imposes a limitation period, with certain exceptions, of civil claims. The period is six years in respect of actions in contract and tort, and 12 years for breach of any obligation contained in a deed. The period starts to run on the date that the action accrued. In the case of contract, this is the date on which the breach occurred, and in tort this is the date on which the damage occurred.
Disclosure Interest in Shares

There are no provisions in the Rentokil Initial articles of association whereby persons acquiring, holding or disposing of a certain percentage of Rentokil Initial ordinary shares are required to make disclosure of their ownership percentage, although there are such requirements under statute and regulation.
The basic disclosure requirement under Rule 5 of the Disclosure Guidance and the Transparency Rules made by the FCA under Part VI of FSMA imposes a statutory obligation on a person to notify Rentokil Initial and the Financial Conduct Authority of the percentage of the voting rights in Rentokil Initial he or she holds or is deemed to hold, through his or her direct or indirect holding of certain financial instruments, if the percentage of those voting rights:
i.
reaches, exceeds or falls below 3% and/or any subsequent whole percentage figure as a result of an acquisition or disposal of shares or financial instruments; or

ii.
reaches, exceeds or falls below any such threshold as a result of any change in the number of voting rights attached to shares in Rentokil Initial.

The Disclosure Guidance and Transparency Rules set out in detail the circumstances in which an obligation of disclosure will arise, as well as certain exemptions from those obligations for specified persons.
Under Section 793 of the Companies Act 2006, Rentokil Initial may, by notice in writing, require a person that Rentokil Initial knows or has reasonable cause to believe has or had during the three years preceding the date of notice an interest in Rentokil Initial ordinary shares, to indicate whether or not that is the case and, if that person does or did hold an interest in Rentokil Initial ordinary shares, to provide certain information as set out in that Act.
Under the FCA’s Listing Rules, Rentokil Initial is

Neither the DGCL nor the Terminix certificate of incorporation or bylaws impose an obligation with respect to disclosure by stockholders of their interests in Terminix common stock, except as part of a stockholder’s nomination of director or stockholder proposals to be made at an annual meeting.
Under the U.S. Exchange Act, all beneficial owners of holders of 5% or greater of the outstanding shares of Terminix’s capital stock must report their holdings to the SEC on “Schedule 13G” if the holdings are passive and held not with an intent to acquire control and on “Schedule 13D” if the holdings are non-passive and held with an intent to acquire control.
Terminix is required by the rules of the SEC to disclose in the proxy statement relating to its annual meeting of stockholders the identity and number of shares of Terminix voting securities beneficially owned by:
•
each of its directors;

•
its principal executive officer;

•
its principal financial officer;

•
each of its three most highly compensated executive officers other than its principal executive officer and its principal financial officer;

•
all of its directors and executive officers as a group; and

•
any beneficial owner of 5% or more of Terminix voting securities of which Terminix is aware.

Rentokil Initial	Terminix

required to disclose in its annual report the interests of each of its directors and their connected persons. The Market Abuse Regulation imposes an obligation of disclosure on “persons discharging managerial responsibility” (including directors) and their “closely associated” persons (in each case, as defined therein) to notify Rentokil Initial and the Financial Conduct Authority of every transaction relating to the shares or debt instruments of Rentokil Initial.
The City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period.
The Market Abuse Regulation prohibits any person from dealing in shares when in possession of inside information. The Market Abuse Regulation also prohibits directors and other persons discharging management responsibilities from dealing in Rentokil Initial securities during the 30-day period before the announcement of interim or annual financial results.

Related Party Transactions

Under the FCA’s Listing Rules, the definition of a related party includes substantial shareholders (i.e., any person who is entitled to exercise, or to control the exercise of, 10% or more of the votes able to be cast at general meetings of Rentokil Initial), directors and certain former directors, anyone who “exercises significant influence over the company” or any associate of a related party.
Certain tests (“class tests”) are used to assess the impact of the related party transaction on the listed company.
Rentokil Initial’s reporting obligations would be dependent on the outcome of the class tests. Depending on the size of the transaction, no action may be required; Rentokil Initial may have to obtain confirmation from a sponsor that the terms of the proposed transaction are fair and reasonable and announce details relating to the transaction as soon as possible; or Rentokil Initial may need to obtain shareholder approval at a general meeting prior to entering into the transaction.
Further, under the UK Companies Act 2006, certain transactions between a director (or a person connected with a director) and a related company of

The Terminix board of directors has approved written policies and procedures with respect to the review and approval of certain transactions between Terminix and a “Related Person,” or a “Related Person Transaction” (the “Related Person Transaction Policy”). Pursuant to the terms of the Related Person Transaction Policy, the Terminix board of directors must review and decide whether to approve or ratify any Related Person Transaction. Any Related Person Transaction is required to be reported to the Terminix legal department, and the legal department will then determine whether it should be submitted to the Terminix Audit Committee for consideration.
For the purposes of the Related Person Transaction Policy, a “Related Person Transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which Terminix (including any of our subsidiaries) were, are or will be a participant and the amount involved exceeds $120,000 and in which any Related Person had, has or will have a direct or indirect interest.
A “Related Person,” as defined in the Related Person Transaction Policy, means any person who

Rentokil Initial	Terminix
which he or she is a director are prohibited unless approved by the shareholders, such as loans, credit transactions and substantial property transactions.
is, or at any time since the beginning of Terminix’s last fiscal year was, a director or executive officer of Terminix or a nominee to become a director of Terminix; any person who is known to be the beneficial owner of more than 5% of Terminix common stock; any immediate family member of any of the foregoing persons, including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than 5% beneficial owner, and any person (other than a tenant or teammate) sharing the household of such director, executive officer, nominee or more than 5% beneficial owner; and any firm, corporation or other entity in which any of the foregoing persons is a general partner or, for other ownership interests, a limited partner or other owner in which such person has a beneficial ownership interest of ten percent or more.
Terminix is required to disclose certain information regarding Related Person Transactions in accordance with SEC rules.

Annual and Periodic Reporting Requirements

Rentokil Initial is required to meet continuing obligations under UK law, including making notifications and announcements with respect to:
i.
Financial reporting — Rentokil Initial must publish an annual report as soon as possible and in any event within four months after the end of each financial year. The annual report must include consolidated audited accounts, a management report and a responsibility statement. It must also contain (1) a statement describing how the directors have had regard to certain matters set out in section 172 of the UK Companies Act 2006 concerning the duties of a director to promote the success of the company for the benefit of its members, (2) a going concern statement (as to whether the board considers it appropriate to adopt the going concern basis of accounting) and (3) a viability statement (on the board’s broader assessment of Rentokil Initial’s ongoing, long-term viability). Rentokil Initial must also publish a half-yearly report as soon as possible and in any event no later than three months after the end of the period to which it relates;

ii.
Inside Information — Rentokil Initial must

As a U.S. public company and a large accelerated filer under SEC rules, Terminix must file with the SEC, among other reports and notices:
•
an Annual Report on Form 10-K within 60 days after the end of the fiscal year; and

•
a Quarterly Report on Form 10-Q within 40 days after the end of each fiscal quarter.

These reports are Terminix’s principal disclosure documents, and in addition to financial statements, these reports include details of Terminix’s business, its capitalization and recent transactions; management’s discussion and analysis of Terminix’s financial condition and operating results; and officer certifications regarding disclosure controls and procedures, among other matters. In addition, Terminix must file with the SEC:
•
a proxy statement in connection with the annual shareholders meeting containing information regarding Terminix’s executive compensation and the holdings of Terminix securities by Terminix’s directors, executive officers, and greater than 5% shareholders; and

•
Current Reports on Form 8-K within four business days of the occurrence of specified or other important corporate events.

Rentokil Initial	Terminix

publicly disclose, as soon as possible (except in limited circumstances), via a regulated information service, referred to as an “RIS,” information of a precise nature which is not generally available, which relates, directly or indirectly, to Rentokil Initial and which would, if generally available, be likely to have a significant effect on the price of Rentokil Initial ordinary shares;
iii.
Disclosure of Interests — any person (including directors) in their capacity as holders of securities in, or relating to, Rentokil Initial, is required to disclose details of their holdings of shares and financial instruments in the company, where those holdings reach, exceed or fall below 3% and any subsequent whole percentage figure of the voting share capital (subject to certain exceptions). Rentokil Initial must then announce this via an RIS;

iv.
Changes to the Rentokil Initial board of directors — Rentokil Initial must disclose as soon as possible via an RIS after it has made any decision about the appointment of a new director; the resignation, removal or retirement of a director; or any important change in the functions or executive responsibilities of a director;

v.
Repurchase of shares — any decision by the Rentokil Initial board of directors to submit to shareholders a proposal for Rentokil Initial to be authorized to purchase its own equity shares, other than the renewal of an existing authority, must be disclosed via an RIS immediately;

vi.
Directors’ dealings — Rentokil Initial must notify an RIS of any information notified to it by directors, other persons discharging management responsibilities, and persons closely associated with them, of the occurrence of all transactions conducted on their own account in the shares of the company, or derivatives or any other financial instruments linked to them;

vii.
Disclosure of regulated information —  Rentokil Initial must disseminate all regulated information (that is information to which the FCA’s Listing Rules or Disclosure Guidance and Transparency Rules apply) in unedited, full text through an RIS;

The corporate events required to be disclosed on Form 8-K include, among other things:
•
entry into a material agreement;

•
unregistered sales of equity securities;

•
changes in control;

•
changes in the composition of the board of directors or executive officers; and

•
amendments to articles of incorporation or bylaws.

Further, Terminix’s officers, directors and 10% shareholders are subject to the reporting and “short-swing” profit recovery provisions of Section 16 of the U.S. Exchange Act and the rules thereunder with respect to their purchases and sales of Terminix common stock.

Rentokil Initial	Terminix

viii.
Significant transactions — significant acquisitions and disposals by Rentokil Initial or one of its subsidiaries must be publicly disclosed;

ix.
Transactions with related parties — where any transaction or arrangement over a certain size is proposed between a listed company (or any of its subsidiary undertakings) and a related party, an RIS announcement, a shareholder circular and the prior approval of the company in general meeting will generally be required. A “related party” to the company includes significant shareholders, directors and former directors, anyone who “exercises significant influence over the company” or any associate of a related party; and

x.
Corporate Governance — Rentokil Initial is required to make a statement in its annual report regarding its compliance with the UK Corporate Governance Code.

Following listing of the Rentokil Initial ADSs on the NYSE, Rentokil Initial will also be subject to certain periodic reporting requirements under U.S. securities laws.

Proxy Statements and Reports

On a poll, every proxy appointed by a shareholder and present at a general meeting has one vote for every share of which he or she is the holder or in respect or which his or her appointment as proxy or corporate representative has been made. On a show of hands, every proxy appointed by a shareholder and present at a general meeting has one vote.
Under English law, there is no separate regulatory regime for the solicitation of proxies.
Following listing of the Rentokil Initial ADSs on the NYSE, Rentokil Initial will also be subject to certain period reporting requirements under U.S. securities laws. Specifically, Rentokil Initial will be required to publicly file with the SEC an annual report on Form 20-F within four months of the end of the financial year covered by the report. As a foreign private issuer, Rentokil Initial will also be required to publicly furnish to the SEC current reports on Form 6-K promptly after the occurrence of specified significant events, including material information that it makes or is required to make public pursuant to English law, files or is required to file with any stock exchange on which Rentokil
Under the U.S. Exchange Act proxy rules, Terminix must comply with notice and disclosure requirements relating to the solicitation of proxies for stockholder meetings.

Rentokil Initial	Terminix
Initial ordinary shares trade and which was made public by that exchange, or is otherwise distributed or required to be distributed to shareholders of Rentokil Initial.
Board Remuneration

Until otherwise determined by Rentokil Initial shareholders by ordinary resolution, there shall be paid to the directors who do not hold executive office (other than alternate directors) such fees for their services in the office of director as the directors may determine (not exceeding in the aggregate an annual sum of £1 million or such larger amount as Rentokil Initial shareholders may by ordinary resolution decide) divided between the directors as they may determine. The remuneration of the executive directors is determined by the Remuneration Committee, which comprises independent Non-Executive Directors.
The directors may also be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or of debentures of Rentokil Initial.

Members of the Terminix board of directors who are not employed by Terminix are entitled to receive an annual retainer of $220,000, of which $90,000 is payable in cash and the other $130,000 payable in Terminix common stock. The equity awards consist of a grant of shares of Terminix common stock on the date of the next annual meeting of stockholders or the date of the director’s appointment to the Terminix board of directors, if thereafter. Each director may elect to defer the receipt of the shares of Terminix common stock as a Terminix DSE Award to a point in the future, including the time at which the individual is no longer a member of the Terminix board of directors, subject to the terms of the Amended and Restated Terminix Global Holdings, Inc. 2014 Omnibus Incentive Plan.
In addition to the amounts described above, the non-executive Chairman of the Terminix board of directors receives an additional annual cash retainer of $50,000 and an extra $100,000 award of Terminix common stock.
The chairpersons of the Terminix Audit Committee will receive an additional cash retainer of $25,000, the chairperson of the Terminix Compensation Committee will receive an additional annual cash retainer of $20,000, and the chairpersons of the Terminix Nominating and Corporate Governance Committee and the Terminix Environmental, Health and Safety Committee will each receive an additional annual cash retainer of $15,000; however, if the Chairman of the Terminix board of directors serves as a chairperson of a Terminix board of directors committee, the Chairman of the Terminix board of directors will not be entitled to the additional cash retainer for the committee chair role.
All Terminix directors are reimbursed for reasonable expenses incurred in connection with attending board of directors meetings and committee meetings.

BUSINESS OF RENTOKIL INITIAL
Overview
Rentokil Initial is a global leader in the provision of route-based services which protect people and enhance lives. Incorporated as Rentokil Limited in 1926 in England and Wales and listed on the London Stock Exchange market in 1969, Rentokil Initial now has a global reach, with approximately 46,000 colleagues and operations in 88 countries around the world, in more than 90 of the world’s 100 leading cities. In 1996, Rentokil Limited acquired British Electric Traction and the “Initial” brand to become Rentokil Initial. Rentokil Initial’s purpose is to protect people from the dangers of pest-borne disease and the risks of poor hygiene and to enhance lives with services that protect the health and wellbeing of people and the reputation of its customers’ brands. For the year ended December 31, 2021, Rentokil Initial recorded revenue of £2,956.6 million and operating profit of £346.5 million.
Rentokil Initial operates three business segments: Pest Control, Hygiene & Wellbeing and Workwear (France). However, Rentokil Initial considers Pest Control and Hygiene & Wellbeing to be its core business segments. The Pest Control business, which operates in 87 countries, is the world’s leading international commercial pest control service provider, offering high levels of risk management, reassurance and responsiveness to customers. The Hygiene & Wellbeing business, which operates in 67 countries, offers a wide range of services to meet today’s rising expectations for hygiene, including core washroom services, specialist services in air care and clinical-waste management, and environment-enhancing services, including scenting, plants and air monitoring. The Workwear (France) business specializes primarily in the supply and laundering of workwear, uniforms, cleanroom garments and personal protective wear in France.
Pest Control
Rentokil Initial’s pest control specialists protect people and enhance lives by providing pest control solutions that ensure public health and protect the environment through energy efficient and sustainable pest control services. Rentokil Initial offers a complete range of pest control services and solutions for commercial and residential properties, from common pests such as rodents, flies, stored product insects, biting insects and birds to other kinds of wildlife. Additionally, Rentokil Initial offers property care services such as dry rot and woodworm treatment and damp proofing. Rentokil Initial has extensive experience across a wide range of industries and uses both preventative and responsive strategies to enhance protection for its customers through holistic, integrated pest management programs.
The primary function of the professional pest control industry is to maintain hygienic surroundings for customers that are free of pests that could either damage commercial interests and reputation or endanger public health. Pest infestations may damage a home or business while also carrying the risk of the spread of diseases, and for many commercial facilities, pest management is essential to regular operations and regulatory compliance (for example, food processing, hotels, restaurants and healthcare facilities). As a result of these dynamics, the pest management industry experiences high rates of renewal for its pest inspection and treatment contracts. Pest management services are often delivered on a contracted basis through regularly scheduled service visits, which include an inspection of premises and application of pest management materials.
Although pest activities are affected by weather, the global pest control market is largely non-cyclical. Pest activity increases during the spring and summer months, the intensity of which varies based on weather and is changing due to the effects of climate change. However, the high proportion of pest management services, which are contracted and recurring, as well as the high renewal rates for those services, limit the effect of weather anomalies on the pest management industry in any given year. In addition, Rentokil Initial’s global pest control operations in 87 countries, including operations in North America, Europe (including Latin America), UK & Sub-Saharan Africa, Asia and Middle East, North Africa and Turkey (“Asia & MENAT”) and Pacific, also limit the effect of weather-related changes as different regions are subject to varying weather conditions during a season.
The Pest Control segment serves all customer groups and, depending on individual market, Rentokil Initial uses a mixture of digital marketing strategies (such as Search Engine Optimization, Pay-Per-Click marketing, social media marketing, content marketing, email marketing and webinars), direct response television advertising, direct mail and telemarketing. Rentokil Initial also markets its services and products by participating in various industry conferences and events and providing sponsorships.
Services and Products
Services.   Rentokil Initial’s Pest Control segment delivers essential services to residential customers and commercial organizations that protect and enhance public health. Rentokil Initial’s pest control technicians identify, control and eliminate pests. This involves services such as inspecting customer premises on a regular schedule, advising customers on preventative measures or suitable methods of treatment, undertaking a program of treatments using pest control equipment or chemicals to control and eliminate the target pests and reporting on all inspections undertaken, and detailing the program of treatments and chemicals used on the premises to comply with health and safety requirements. For larger premises or infestations, a pest control surveyor or technical specialist may be called upon to provide an initial report and recommendations. Rentokil Initial technicians deliver services through the day and can be on call for out-of-hours emergencies. They are self-sufficient, and their productivity is improved through routing tools, density planning and smart scheduling.
Products.   Rentokil Initial has launched a significant number of product innovations, primarily including products for rodent control and flying and crawling insect control, with an increasing focus on non-toxic pest control solutions.
Rodents.   With respect to rodent control services, recent product innovations include Dual AutoGate Connect, Riddance Connect, Rodent Ceiling Trap (a ceiling solution for rodent control in gaps above ceilings which provides indicator alerts to a capture) and Multi-Mouse Riddance (a monitoring sensor that can be attached to several live catch products for real-time reporting, allowing for early technician support). In addition, in 2021, Rentokil Initial launched Flexi Armour, a range of unique, proprietary proofing solutions for sealing gaps, cracks and crevices in and around buildings. Such solutions have been, and continue to be, rolled out across Rentokil Initial’s markets globally with further innovation expected in 2022. In 2021, and after four years of development and testing, Rentokil Initial also launched Eradico, its new Global Bait Box. Eradico is an innovative, single-solution, flexible, technology-enabled rodent solution, which addresses 57 different needs and market requirements. Eradico is made from 100% recycled polymer, derived entirely from the plastic parts of scrapped cars and is 100% recyclable at the end of its life. Rentokil Initial estimates that Eradico will lead to a diversion of about 377 tonnes of virgin plastic annually from the Rentokil Initial supply chain, reducing its energy and carbon dioxide impact. Eradico was a finalist in the prestigious Plastics Recycling Awards Europe 2021, being recognized for innovation driving the circular and sustainable use of plastics. A connected version of the system, called RADAR X, a next generation multi-catch mouse control unit for better efficacy and reduced servicing, is in the Rentokil Initial pipeline for future launch.
Flying and Crawling Insects.   Another of the pest categories that Rentokil Initial’s services primarily target are flying and crawling insects. One of Rentokil Initial’s most successful product developments over recent years has been its award-winning range of Lumnia products. Lumnia is the world’s first range of illuminated fly traps to use patented light-emitting diode (“LED”) lighting technology rather than traditional fluorescent tubes. Lumnia attracts, kills and encapsulates insects hygienically, which reduces the risks of contamination and is suitable for a wide range of internal environments. It is also more environmentally friendly than traditional units, reducing energy output and carbon emissions. As of December 31, 2021, Rentokil Initial has sold over 260,000 Lumnia solutions across 63 countries since its launch in 2017. Rentokil Initial’s products include Lumnia Standard (for offices, shops and food retailers), Lumnia Compact (a lower energy consumption unit for use in low-risk areas) and Lumnia Ultimate (which uses second generation lamps for customers with large, open areas and a zero tolerance to flying insects). Rentokil Initial has also added Lumnia Colour (offering customers a choice of colored units to match their interior décor) and Lumnia Slim (smallest insect light traps for front-of-house areas like cafés, bars, restaurants and hotel receptions). In 2021, Rentokil Initial launched the new Lumnia Suspended model, designed to control flying insects in high dependency locations. It is currently approved for launch in 18 countries with all other markets available to launch in 2022. Rentokil Initial’s future pipeline for launch includes the new Lumnia Connect model, trialed during 2021, fitted with camera technology for better risk management and greater audit trail transparency, and Crawl Connect, which is expected to be positioned in no-tolerance areas for customers with food processing sites to primarily target moths and cockroaches.

Manufacturing / Supply Chain.   The majority of the products used in Rentokil Initial’s Pest Control business are purchased from six major chemical suppliers. In North America, the majority (84%) of the products purchased are sold to other pest control operators through target speciality products. The specific products used by Rentokil Initial’s specialists in delivering the service treatments are largely interchangeable and selection is driven by quality, service and price. Most of the products used by Rentokil Initial are consumables including insecticides, rodenticides and turf treatments, although the percentage of hardware items such as bait stations, insect light traps (“ILTs”) and bird-protection equipment is increasing. Rentokil Initial has a proprietary low-energy ILT which is manufactured for the company in Malaysia for use in service contracts.
Market Opportunity
The global pest control market size was approximately $20 billion in 2019 and is projected to reach $32 billion by 2027, exhibiting a CAGR of 6.31% during the forecast period. (Fortune Business Insights, “Pest Control Market”, June 2020). The global pest control market is highly fragmented. Pest control is a non-discretionary and essential service protecting public health, and demand for the service is driven by increasing populations, urbanization, globalization, changing demographics and rising hygiene standards in each of Rentokil Initial’s key regions (North America, Europe (including Latin America), UK & Sub-Saharan Africa, Asia & MENAT and Pacific). Stricter regulations and technology developments are important factors contributing to the growth of the global pest control market.
Rentokil Initial believes that its medium-term growth potential has strengthened since the beginning of the COVID-19 pandemic based on several factors. First, customers have faced a fundamental reordering of priorities, with 53% of survey respondents believing that a company’s brand strength is one of the most important factors in the purchasing decision. Rentokil Initial’s Pest Control business is a market leader and one of the most recognized and trusted pest control brands in the world, and Rentokil Initial believes that such brand recognition will further strengthen its position in the global pest control market. Second, the COVID-19 pandemic has elevated awareness of pest risks and the potential of virus and disease transfer to humans. The increased awareness, in turn, will likely elevate demand for Rentokil Initial’s services designed to protect public health. Third, customers are also increasing focus on sustainability, seeking safer pest control through the use of lower toxicity solutions, including biological and physical methods and better waste management. Rentokil Initial continues to deploy innovation targeted at key pest sectors and with potential for new non-toxic and sustainable solutions. And lastly, since the start of the COVID-19 pandemic, customers have sought, and continue to seek, to minimize physical interaction with service providers, requesting a variety of technology and sensors for the remote monitoring of pests. Customers are also demanding increased transparency of data from connected products across their estate. Rentokil Initial continues to innovate to meet the needs of its customers’ increasing demand for digital solutions.
Competitive Strategies
Further growth by building on its global leadership.   Rentokil Initial seeks to accelerate business growth by building on its global leadership, through further expansion, particularly in North America and emerging markets, both organically and through mergers and acquisitions (“M&A”). In North America, Rentokil Initial will continue to leverage its scale and build market share through a balanced program combining organic initiatives (such as new product growth areas, national accounts, innovation, digital marketing, Employer of Choice and the Best of Breed transformation program) and targeted M&A to build density and increase its expertise in new pest sectors such as vector control and lake management.
Differentiating through its innovation pipeline, with an increasing focus on non-toxic pest control solutions.    Rentokil Initial’s culture of constant innovation drives its business success, with science at the heart of the approach taken by its experts in its global innovation center. Rentokil Initial has focused, and continues to focus, on investing in pest control research and development, with approximately 3,000 colleagues supporting its innovation agenda, and with over 50 partners working with Rentokil Initial to deliver best quality solutions. Its pipeline solutions are designed to have a positive impact on environmental performance and, by the end of 2021, Rentokil Initial’s pipeline of innovations consisted of 50 new projects and 17 patent applications. See also “— Services and Products.”

In addition, customer preference and regulatory requirements are leading to an increasing demand for innovative, non-toxic solutions in pest control. Rentokil Initial’s aim is to become the leader in sustainable pest control, and it seeks better ways to exclude, remove, destroy and monitor pests with the lowest possible impact on the environment. This impact must be sustainable, taking into account the impact of the hardware Rentokil Initial uses, consumables required and cost of service to the environment. Sustainable innovations are required both internally, where premises require safer pest control from lower toxicity solutions using biological and physical methods and lower waste management, and externally, where Rentokil Initial needs to develop and promote solutions and service cycles to reduce its environmental footprint. Rentokil Initial continues to expand and develop its range of sustainable, non-toxic and humane solutions across all pest types.
Harness the digital opportunity, using its digital expertise, including websites, applications, portals and services to lead digital pest control.   Digital innovation in pest control is necessary to meet the needs of an evolving world. Macro trends are increasing demand for digital solutions and these include demand for more remote monitoring solutions. Smart technology is becoming a norm and customers are demanding increased transparency of data. Rentokil Initial has developed the world’s leading technology ecosystem for pest control, providing an unmatched level of 24/7 monitoring, reporting and insight for commercial customers who face the risk of increased fines and censure without effective pest management and reporting. Rentokil Initial believes it has a robust, scalable and secure global infrastructure in place to meet the evolving digital needs of its customers.
Rentokil Initial’s technology infrastructure includes connected pest control devices, such as PestConnect, Crawl Connect and Lumnia Connect, and digital applications for colleagues and customers, such as the myRentokil online customer portal, Command Centre and data mining and trend analysis. For example, PestConnect provides Rentokil Initial’s customers with a remote pest detection solution and full traceability 24/7/365. Rentokil Initial saw increased demand for the product in 2021 with over 87,000 units installed, a 58% year-on-year increase. Since launch in 2019, Rentokil Initial has installed 262,000 PestConnect units in approximately 15,000 customer premises across the world and continues to expand its range of connected devices. In addition, Rentokil Initial unveiled developments of Crawl Connect and Lumnia Connect, its new connected device for crawling insects and flying insects, respectively.
MyRentokil online customer portal provides secure 24/7 access to real-time information that provides easy access to documentation required for pest control, including reviewing service recommendations and responding to external regulatory audits with which certain customers are required to comply. As of December 31, 2021, over one million customer sites use myRentokil in 46 countries, and over 98% of Rentokil Initial’s commercial customers have access to myRentokil. Command Centre is Rentokil Initial’s central information hub containing data compiled from over 50 countries with 20 billion records and populated with historic and current data to track pest trends and identify emerging risks. A total of 15 million messages were sent or received across Rentokil Initial’s digital pest control network every day in 2021 recorded on the central Command Centre and stored on the Google cloud platform. Rentokil Initial has also begun to integrate its data automatically into customers’ own internal reporting platforms. Rentokil Initial has made a long-term commitment to its digital ecosystem, developing multiple generations of systems and software over the last decade.
Focus on building the world’s leading commercial pest control brand.   Rentokil Initial continues to focus on building the brand through its ongoing investments in people, service, innovation, digital capabilities and sustainability. Rentokil Initial supports its customers across multiple sectors, including high-dependency customers such as food suppliers, employee locations such as offices and manufacturing facilities and guest locations such as leisure, hotels, education and food and beverage. Rentokil Initial is driving its brand alignment efforts for a unified, consistent global presence to build trust and credibility, and effectively track and measure its brand equity. This is accomplished through central deployment of global campaigns with supporting toolkits for local activation through a wide range of communication channels, including online, social media, global and national sales, third-party events and webinars. Rentokil Initial’s growing scale and density enable it to be more competitive in securing an increasing share of national and global accounts. Rentokil Initial’s aim is to continue to grow by building long-term strategic customer relationships, carefully targeting attractive prospects, improving sales execution and leveraging its combined national sales expertise. Its target key sectors include facilities management, and food and beverage production to maximize the global opportunity, with strong performance from these globally managed customers. Rentokil Initial has been making, and continues to make, good progress with new account wins across a range of sectors, including the pharmaceutical, information technology, food processing and logistics industries.
Continued M&A strategy to expand the city footprint and density.   Acquisitions are a core part of Rentokil Initial’s growth strategy as they enable the building of further scale and density and increase its competitive positioning. Rentokil Initial has the in-house capability to identify, evaluate and execute acquisitions at pace and has built a long track record of successful delivery. Its model for value-creating M&A is structured around the disciplined evaluation of targets, execution of detailed integration programs and careful stewardship of new businesses under its ownership. Rentokil Initial’s M&A program extends from North America to the rest of the world, as it actively seeks to build local density in over 1,000 cities within which it operates, as well as targeting major cities of the future that will increase growth in the future. Since 2016, Rentokil Initial has acquired 245 businesses, mostly in pest control, and it believes the pipeline of opportunities remains strong.
Customers
In 2021, commercial pest control services accounted for approximately 75% of Rentokil Initial’s total Pest Control revenue, with residential pest control representing approximately 25%, and with over 85% of the residential pest control revenue coming from the U.S. and Australia. Rentokil Initial’s key commercial customer sectors include food and beverage processing, hospitality, facilities management, offices and administrative, and logistics and warehousing. On a per capita basis, both the U.S. and Australia have much larger residential markets for pest control than in Europe, primarily because of the presence of termites and wooden housing. Industries are increasingly adopting a “zero tolerance” attitude towards pests to protect their customers and reputations, and as a result, Rentokil Initial continues to set new standards for service excellence through market-leading technical training, innovation and digital tools.
Competition
Rentokil Initial competes in the residential and commercial pest management markets and competes with many other companies in the sale of its services and products. All of the primary market segments in which Rentokil Initial operates are highly fragmented, with small, local and independent competitors, primarily servicing residential and smaller businesses within their local communities, medium-sized competitors that are able to service larger, regional businesses, and large national and multinational competitors that are able to service customers with national geographic footprints and with international operations. Key international competitors of Rentokil Initial include Orkin, Inc., Ecolab, Inc. (both based in the United States) and Anticimex International AB (based in Sweden). The principal methods of competition in Rentokil Initial’s business include quality and speed of service, brand awareness and reputation, technology and systems, customer satisfaction, pricing and promotions, professional sales forces, contractor network and referrals.
Hygiene & Wellbeing
Rentokil Initial provides hygiene services to business environments to make them cleaner, safer, healthier and more pleasant places in which to operate. Establishing good hygiene practices throughout an organization reduces the risk of infection being passed from person to person. As a result, fewer days are lost to sickness, which translates directly into real cost savings and increased productivity. Rentokil Initial offers a wide range of washroom hygiene services, including the provision and maintenance of products such as air fresheners, sanitizers, feminine hygiene units, hand dryers, paper and linen towel dispensers, soap dispensers, toilet paper dispensers and floor protection mats. The Hygiene & Wellbeing segment also includes three additional services: Ambius, Dental Services and Cleanroom Services. Ambius operates in 17 countries and its product offering is broadly consistent across the world and includes interior landscaping, Christmas decorations and premium scenting. The Dental Services business specializes in the professional and compliant disposal and recycling of dental waste and provides waste separating products to customers in Germany, Sweden, Netherlands, the U.S. and Switzerland. The Cleanroom Services business offers a specialist cleanroom service, such as clothing rental and laundering, which includes a pickup and delivery service, implementation, contamination control (wet, dry and particle monitoring), client specific decontamination, textile-care and sterilization, for the pharmaceutical and healthcare sectors in Europe.
The core offer in Rentokil Initial’s former Hygiene business had been based around the provision of regular washroom services to customer premises. It had grown the business through broad-based operational improvements in product range, density (product penetration and postcode density), service quality, productivity, innovation, digital applications and products, sales capability and highly targeted M&A. As customers and colleagues return to hospitality venues and offices, Rentokil Initial is seeking to expand its business from beyond the washroom into new, higher-growth areas inside premises and the wider environment.
The Hygiene & Wellbeing segment also serves all customer groups and, depending on individual market, Rentokil Initial uses a mixture of digital marketing strategies (such as Search Engine Optimization, Pay-Per-Click marketing, social media marketing, content marketing, email marketing and webinars), direct response television advertising, direct mail and telemarketing. Rentokil Initial also markets its services and products by participating in various industry conferences and events and providing sponsorships.
Services and Products
Services.   Rentokil Initial’s Hygiene & Wellbeing segment offers a range of services both “inside” and “outside” the washroom. Rentokil Initial’s hygiene technicians provide a wide range of services to meet the enhanced expectations for hygiene, involving the following services: core washroom hygiene services by using its scale service expertise and innovations; premises hygiene services by leveraging its expertise outside the washroom such as specialist hygiene services in air care and clinical waste management; and enhanced environment services by improving the occupant experience with premium scenting, plants, air monitoring and green walls.
Products.   Rentokil Initial’s Hygiene & Wellbeing products for inside the washroom provide a range of innovative products for creating safer washrooms, including hand hygiene (soaps and driers), air care (purification and scenting), in-cubicle (feminine hygiene units), no-touch products and digital hygiene services. Outside the washroom, Rentokil Initial provides primarily hand hygiene products and air care products.
“Inside” the Washroom.   Washrooms are potentially higher risk areas for COVID-19 and other viruses, and no-touch washrooms are the most effective way to avoid cross-contamination, particularly within cubicle settings. For example, toilet paper dispensers that seal away paper until use, no-touch feminine hygiene units and toilet seat cleaners prevent cross-contamination. Rentokil Initial’s Signature Range of washroom products have antimicrobial surfaces which helps reduce cross-contamination, as do its “no touch” auto-lift lids on bins and auto dispense of paper towels and soaps. Air care quality is also an important indicator of washroom cleanliness, with air purification units providing an ongoing method of removing potentially harmful pathogens from the air. The greater awareness of in-cubicle and washroom hygiene is providing more opportunities for new products and services for inside washrooms. Rentokil Initial expects to launch a new Rapid>Smarthygiene high-end range of washroom solutions in 2022, which uses sensor technology to collect key statistics that can be analyzed to reveal usage patterns and trends relating to user behaviors. The Rapid>Smarthygiene solutions include Rapid>Foam (designed to optimize soap dosage for high-traffic environments), Rapid>Water (designed to reduce water consumption), Rapid>Flush (designed to provide odor control and reduced lime scale build up and bacteria growth by injecting a consistent amount of a fragranced chemical into every flush) and Rapid>Lights (designed to indicate cubicle occupancy to reduce unnecessary queues).
“Outside” the Washroom.   The COVID-19 pandemic increased demand for hand hygiene, and Rentokil Initial is developing service innovations to satisfy long-term social behavior change with a range of new solutions which include new hand hygiene products that enable positioning outside the washroom, new consumables for hand and surface, and larger-capacity soap and sanitizer dispensers. In addition, Rentokil Initial is developing service solutions to provide to new target customer sectors, such as food processing and healthcare, which require specific hardware and consumables to comply with higher hygiene standards. With respect to air care, Rentokil Initial’s current air care product range features air purification, air sterilization and air scenting products, and in 2020 it launched two important air filtration products: VIRUSKILLERTM and Inspire Air72 Air Purifier. When independently tested against Coronavirus DF2 (a surrogate for Coronavirus), Adenovirus, Influenza and Polio, VIRUSKILLERTM was found to kill

99.9999% of viruses on a single air pass. VIRUSKILLERTM is also sold to a range of customers including car showrooms, hotels, offices, venues and UK embassies. Rentokil Initial was appointed Specialist Hygiene Services Partner of London’s O2 arena, with the installation of VIRUSKILLERTM central to the appointment, and it successfully installed the units in time for the 2021 BRIT Awards. In addition, Rentokil Initial’s air purifier, InspireAir 72, helps improve indoor air quality to create a safer and more hygienic environment for homes and businesses, including offices, learning centers, hotels, retail spaces and health care facilities. InspireAir 72 is equipped with a high-efficiency particulate arrestance grade H14 filter that removes 99.92% of airborne particles. As of December 31, 2021, Rentokil Initial has installed over 13,800 air purification units into customer sites across 41 countries.
Manufacturing / Supply Chain.   The hardware products used in the Hygiene and Wellbeing business are manufactured to a proprietary design by suppliers in Europe, Asia and the U.S. The highest volume products include feminine hygiene bins, soap dispensers and paper dispensers for toilet tissue and hand towels. The consumables for these dispensers are mainly purchased locally due to the cost and environmental impact of shipping high-volume low-value products. Rentokil Initial has two manufacturing sites in the UK which manufacture hardware and consumables, mainly for the UK and European markets. Products are managed by a central supply chain team, either directly from supplier to market where volumes allow or via a central warehouse in Antwerp, Belgium.
Market Opportunity
It is difficult to estimate the total market size for hygiene and wellbeing as the services and products in this market are fragmented. The global hygiene and wellbeing industry comprises hygiene service providers, consumables suppliers (such as the supply of paper and soap) and total facilities management operators who provide various services including hygiene. However, there are segments of the hygiene and wellbeing market that have more clearly outlined values, including: (i) the global smart washrooms market, which is estimated to be approximately $6.9 billion by 2026, with an estimated compound annual growth rate of 15.7% from 2020 to 2026 (KBV Research, “Global Smart Bathroom Market Analysis (2020 – 2026)” August 2020); (ii) the global air care market, which is estimated to reach over $19 billion by 2026 and is expected to deliver a 12% compound annual growth rate from 2021 to 2026 (Arizton, “Air Purifier Market — Global Outlook and Forecast 2021 – 2026” June 2021); and (iii) the global corporate wellness market, which was valued at $52.8 billion in 2020 and is expected to grow at a 7.0% compound annual growth rate from 2021 to 2028 to a value of $93.4 billion (Grand View Research, “Corporate Wellnes Market Size & Share Report, 2021 – 2028”). Hygiene is an essential, non-discretionary service protecting public health, and Rentokil Initial believes its medium-term opportunities are enhanced by rising demand for global hygiene driven by population growth, growth in air purification and hand sanitizer markets, rise of the millennial generation population that is highly focused on health and wellbeing, urbanization, increasing legislation driving improved hygiene standards and a rising global middle class with increasing hygiene standards and growing health consciousness.
The COVID-19 pandemic has brought what Rentokil Initial believes will be a longer-term change in attitudes towards the importance and perception of health, hygiene and wellbeing, and hygiene has moved from being viewed as a basic commodity to an essential service. First, customers seek greater assurance from service providers with brand strength during this unprecedented period of uncertainty and conflicting information. Rentokil Initial is a market leader and one of the most recognized and trusted brands, and Rentokil Initial believes that such brand recognition will further strengthen its position in the global hygiene and wellbeing market. Second, the COVID-19 pandemic has led to sensitivity around microbe transmission points and surfaces being carriers of risk. This has led to wide-scale surface disinfection and significantly enhanced cleaning regimes and protocols. Third, the speed of onset and global spread of COVID-19 has led to significant local government and agency responses, along with rapidly evolving and enhanced guidelines. In addition, increased sensitivities around air filtering, air purification and air quality monitoring driven by stricter regulations and standards are presenting significant new opportunities for air hygiene services and products offered by Rentokil Initial.
Competitive Strategies
Focus on operational execution.   Rentokil Initial’s focus has been, and will continue to be, around operational excellence. It aims to achieve operational excellence by creating a high-quality customer service culture, offering the best product ranges and delivering Rentokil Initial’s services on time and in full. Margins are driven through postcode density (the number of customers on a route), product density (the number of products/service lines in each customer premise), shared overheads with the Pest Control segment (infrastructure and back office) and M&A (building further geographic density). Analysis of Rentokil Initial’s current footprint supported by the right sales incentives and selling methods will drive behaviors that will lead to improved density.
Offer a complete product range to avoid cross-infection inside the washroom.   Washrooms are high-risk areas for viruses; they are small spaces, with smooth surfaces and high levels of traffic. The greater awareness of cubicle and washroom hygiene is providing more opportunities for new products and services for inside washrooms. A range of innovative products for creating safer washrooms include hand hygiene (soaps and driers), air care (purification and scenting), in-cubicle (feminine hygiene units), no-touch products and digital hygiene services.
Expanding outside the washroom.   Outside the washroom, high-growth areas include air care, air enhancement and purification, sustainable waste management (such as medical waste removal), products and expertise to enhance public spaces and buildings, route-based service extensions (such as first aid) and digital products and applications. Rentokil Initial provides products in multiple environments, such as offices, kitchens and reception areas, leveraging its hygiene expertise into air purification, disinfection, mats, hand sanitizers and dispensers and surface hygiene. Air care is a particular focus for Rentokil Initial. There is no safe level of airborne pollutants and, according to the World Health Organization, 68% of all diseases are related to air pollution. About a year into the COVID-19 pandemic, evidence began to show that COVID-19 is transmitted predominantly through the air by people talking and breathing out large droplets and small particles called aerosols. Therefore, efforts have increased across the globe to prevent transmission by improving ventilation or installing rigorously tested air purifiers.
Harness the digital opportunity, developing digital innovations to address customer needs and increase productivity.   Rentokil Initial continues to develop digital products for enhanced services combined with greater reporting and insight. Rentokil Initial believes the COVID-19 pandemic has provided a springboard for increased digital hygiene services and is taking its digital expertise from its Pest Control business and expanding into its Hygiene & Wellbeing business. In 2020, Rentokil Initial launched its first range of digital no-touch products, which includes taps, soap dispensers, hand wash monitoring and cubicle sanitizers. Digital monitoring of consumables enables more efficient washroom operations at a lower cost, with a reduced environmental impact and offering a better guest experience. Rentokil Initial is expanding its Rapid Smart Hygiene range into new customers and regions, with customer trials currently under way in offices, retail malls, airports, leisure facilities and tourist attractions across five countries.
Rentokil Initial’s digital sales and service tools are also increasing productivity and are being used to build customer awareness of its multiple product offerings. Rentokil Initial’s online Hygiene customer portal, myInitial, is being developed to highlight the full spectrum of Hygiene & Wellbeing solutions on its home page and is used by over 100,000 customers in 18 countries. The myInitial reporting platform provides transparency of service, including signature capture, service history and details, dates of visits and reporting facilities. In addition, Rentokil Initial’s colleagues use the smartphone field service application, ServiceTrak, to record start time, services performed, customer recommendations, customer signatures and end time. ServiceTrak is designed to help automate, accelerate and digitize service documentation so that Rentokil Initial’s customers do not receive paper-based service reports, thereby enhancing customer experience while promoting communication and process efficiency. Across 33 countries, Rentokil Initial technicians used ServiceTrak to record 7.3 million service visits and detailed information.
Geographic expansion through organic actions.   Rentokil Initial’s core Hygiene services currently operate in 67 countries and it aims to increase the reach and density of its footprint in new markets through leveraging its brand and expertise, starting with core hygiene service provision “Inside the Washroom,” and then extending into premises hygiene and enhanced environments. Rentokil Initial’s strategy is to expand in five key areas: North America, Latin America, Europe, Middle East and North Africa, by building on its existing customer relationships and routes in the Pest Control business and targeting North America, and using its existing Ambius and Pest Control businesses.

Geographic expansion through targeted, city-based M&A to build density and grow profits.   M&A in the Hygiene & Wellbeing business has similar characteristics and the same disciplined approach as in the Pest Control business and creates value through city-based density building. The economics of hygiene M&A are generally better, as asset prices are cheaper than pest control and competition is less fierce. Rentokil Initial has the in-house capability to identify, evaluate and execute acquisitions at pace and has built a long track record of successful delivery. Rentokil Initial believes it has the necessary expertise and systems in place and a proven ability to drive margins through density building. Momentum is growing as Rentokil Initial builds a significant global M&A pipeline, and it will also be open to the potential for larger transactions, as these opportunities become available. Its model for value-creating M&A is structured around the disciplined evaluation of targets, execution of detailed integration programs and careful stewardship of new businesses under its ownership. Rentokil Initial’s M&A program extends from North America to the rest of the world, as it actively seeks to build local density in over 1,000 cities within which it operates, as well as targeting major cities of the future that will increase growth in the future. Since 2016, Rentokil Initial has acquired 245 businesses, mostly in pest control, and it believes the pipeline of opportunities remains strong.
Customers
Rentokil Initial’s key Hygiene & Wellbeing customer segments are manufacturing, facilities management, offices and administrative, government buildings, bars and restaurants, hotels, retail and educational facilities. Rentokil Initial achieves high customer satisfaction levels and believes this is a key competitive advantage. It has account management processes in place for contacting customers at least annually to confirm service requirements are being met.
Competition
There are many routes to satisfy washroom hygiene needs with competitors providing a wide range of supply solutions. Regional, full-service companies provide service solutions, either direct or through cleaning companies or facility managements, differentiating on services, products and coverage. In several markets, washroom requirements can be met by facilities management or cleaning companies directly, but this solution does not typically provide the same standard as provided by washroom services companies. Key international competitors include: PHS Group Inc. (based in the UK), Elis (based in France), CWS (based in Germany), Citron Hygiene Canada Limited (based in Canada) and Ecolab Inc. (based in the U.S.) in hygiene services; Kimberly-Clark Corporation (based in the U.S.) in hygiene consumables and products; and Mitie Group plc (based in the UK) in facilities management provision. The principal methods of competition in Rentokil Initial’s business include quality and speed of service, brand awareness and reputation, technology and systems, customer satisfaction, pricing and promotions, professional sales forces, contractor network and referrals.
Workwear (France)
Rentokil Initial’s Workwear (France) segment specializes primarily in the supply and laundering of workwear, uniforms, cleanroom garments and personal protective wear in France. Rentokil Initial’s strategy in Workwear (France) is aimed at creating a business that has a clear market differentiation through the highest level of product and service quality by focusing on rigorous application of key performance indicators to measure quality of service, using radio-frequency and identity tags to improve service accountability, utilizing highest standards in washing and repair quality (including quality of detergents), being responsive to customer needs, dedicating a separate team to focus on innovation of services and products and leveraging existing supply chain, research and development, processing, sales and marketing from the Pest Control and Hygiene & Wellbeing segments.
Human Capital Management
Rentokil Initial employs approximately 46,000 colleagues in 88 countries, excluding contractors. Rentokil Initial believes people are its biggest competitive advantage and the key to profitable growth. Rentokil Initial strives to be an employer of choice and seeks to drive ongoing improvements in colleague retention, which in turns leads to greater customer retention. Key actions taken in 2021 towards these goals included delivering the next phase in Rentokil Initial’s long-term Employer of Choice program by rolling out a new diversity, equality and inclusion upskilling initiative to approximately 1,000 managers and leaders. Colleague retention remained high at 84.4%, and new job applications received through Rentokil Initial’s Careers portal increased by 52%.
In addition, Rentokil Initial has a management team of highly experienced leaders across all countries where it operates, many of whom have been with Rentokil Initial for over 10 years. The members of Rentokil Initial’s management team have strong and proven capabilities, and possess deep knowledge of the industries and markets within which they work, as well as leverage technology to innovate and grow the business. Rentokil Initial’s compensation structure is tied to key performance metrics that are designed to incentivize senior management to drive the long-term success of its business. Rentokil Initial believes its management team has the dedication and experience to position the business for continued success and to implement and execute its business strategies at pace, as well as over the long term.
Rentokil Initial’s highest priority is ensuring everyone goes home safely at the end of the working day. Health and safety is the first item on the agenda at every management meeting including the Executive Leadership Team and Board meetings. Over the past seven years Rentokil Initial’s safety performance has improved consistently, with its Lost Time Accident (“LTA”) rate improving from 2.06 in 2008 to 0.38 in 2021, the lowest LTA rate ever achieved. Listening to colleagues’ opinions has been a bedrock of Rentokil Initial’s culture. In 2021, Rentokil Initial undertook Your Voice Counts, a global, confidential survey providing every colleague with the opportunity to give feedback on workplace culture, leadership, customer focus, development and line manager performance. With a record high response rate of 91%, Rentokil Initial maintained high levels of colleague engagement (80%) and colleague enablement (83%), and 25 questions saw improvements in their scores over pre-pandemic 2019 levels. Strong improvements were made with colleagues feeling informed about news concerning Rentokil Initial and its overall strategic direction. In particular, scores for equal opportunities came in 10% higher than the global high-performance norm of leading companies.
Rentokil Initial is a diverse organization by its nature, operating in 88 countries and across 40 languages. Rentokil Initial has strived, and will continue to strive, to ensure that its local businesses reflect the countries, markets and communities in which they operate and to create an environment where everyone’s view is heard, everyone’s contribution matters and everyone has equal opportunities to succeed. Rentokil Initial’s new workplace strategy through to 2024 places even greater emphasis on wider diversity where everyone, regardless of gender identity, race, color, nationality, age, sexual orientation, physical ability or background, can reach the highest levels based on merit. In support of this strategy, in 2021 Rentokil Initial deployed a global diversity, equality and inclusion upskilling initiative to managers and leaders. The program featured two elements: “Include,” where sessions focused on how to foster an inclusive environment, and “Decide,” which focused on bias and how to mitigate it. In 2021, approximately 1,000 managers and leaders participated in this program, with highly positive feedback. In June 2021, Rentokil Initial reviewed and updated its Group Diversity, Inclusion & Equality Policy to further strengthen its focus on equality. This policy is published internally on the Rentokil Initial intranet and externally on its corporate website.
In 2021, Rentokil Initial’s U+ courses were viewed 4.3 million times (compared to 3.2 million in 2020, a 34% increase), and more than 500 new pieces of learning content, including videos and courses, were created by an in-house content development team. This equates to an average of 107 content views per colleague throughout 2021, up from 79 views per colleague in 2020 (an increase of 26%) with each colleague completing a U+ training course on average every two working days during 2021. During 2021 Rentokil Initial has continued to provide employment and development opportunities to young people, employing over 350 apprentices and over 330 graduates across its UK business. It also took part in the UK government’s Kickstart Scheme aimed at people aged between 16 and 24 who are claiming Universal Credit and are at risk for long-term unemployment.
With the outbreak of the COVID-19 pandemic creating many challenges for Rentokil Initial’s colleagues and their families, in 2020 it established a Colleague Support Fund of approximately £450,000 to aid those within Rentokil Initial in countries where government support schemes were insufficient for the severe difficulties they faced. This was created using funds from RI Cares, together with a voluntary salary waiver by the Chief Executive Officer of 65% of his salary for the second quarter of 2020 (having already waived 35% as part of Rentokil Initial’s response to the pandemic), together with salary or director’s fee waivers by several of the Board and a number of senior managers. In 2021, the fund continued to be used to support colleagues, principally in India, Indonesia and Vietnam, taking the total funds committed to approximately £375,000.
Sustainability Initiatives
Beginning in 2020, Rentokil Initial developed a business-wide operational approach to environmental sustainability. In 2021, Rentokil Initial began to execute its new plan, which involved a commitment to achieving net zero Scope 1 and 2 greenhouse gas (“GHG”) emissions from its operations by the end of 2040. This ambitious goal is fully aligned with Rentokil Initial’s business plan and operations, has clear deliverables and is one of the ways in which it seeks to deliver with impact its social purpose of protecting people and enhancing lives. Rentokil Initial believes that its goal to be at net zero emissions from its operations by the end of 2040 is bold, given it operates in 88 countries, including many emerging markets. However, Rentokil Initial has a proven record of meeting such targets in the past: over the past 10 years, it has met its targets for 10% reduction in its emissions intensity index (2011 – 2015) and a further 20% reduction in its emissions intensity index (2016 – 2019). Rentokil Initial also believes it will unlock a new level of energy and innovation as it seeks to establish itself as the leader in environmental sustainability in its industry. Rentokil Initial’s pathway to net zero by the end of 2040 includes a number of milestones along the way. Key elements of its plan include the transition to a low-emission fleet, the reduction in its energy emissions through the transition to renewable property electricity, and reduction in emissions from the use of chemicals, each of which are under way, and are detailed below.
Transitioning to an Ultra-Low Emissions Fleet
The implementation of Rentokil Initial’s strategy to transition its current fleet of internal combustion engine vehicles to ultra-low emission vehicles (“ULEVs”) is gaining momentum. Rentokil Initial now has a range of ULEVs across its fleet including electric vehicles (“EVs”), plugin hybrid EVs, non-plug-in hybrids, e-motorbikes, hybrid motorbikes and e-trikes. 157 ULEVs were delivered in 2021, with Rentokil Initial’s businesses in Europe and the UK leading the way. One of Rentokil Initial’s key transitional risks is access to suitable low emission vehicles. Battery electric vehicles remain its primary focus, secondly, plug-in hybrids and then, where technology is not readily available or not yet cost-effective, non-plug-in hybrid products will be used to reduce Rentokil Initial’s vehicle-related carbon dioxide emissions. Rentokil Initial has also considered the reputational transitional risk of not having a more sustainable fleet. Although the EV market has good product coverage for cars, and increasingly small vans, Rentokil Initial anticipates from 2023 larger electric battery vans will have better capability and it is also looking at hydrogen vehicles as an alternative, as they become viable. In 2021, Rentokil Initial also commenced a pilot of natural gas vehicles, giving it further options for ULEV fleet vehicles. In addition to Rentokil Initial’s transition to ULEVs, it has a number of regional initiatives to implement telematics on its vehicles, delivering major benefits in reducing vehicle emissions, driver behavior and route management. Rentokil Initial has also completed implementation of “Solight” boxes on trucks, which provide a 15% weight reduction.
Renewable Electricity for Rentokil Initial’s Properties
Rentokil Initial’s approach to reducing its emissions from purchased electricity is to introduce green energy or renewable tariffs for its owned buildings, with the focus on its top 20 countries (accounting for over 85% of its global electricity consumption). Three of these operations have already begun to transition. Italy is Rentokil Initial’s first country operation to be 100% renewable. In Australia, its main Sydney and Melbourne branches use fully renewable electricity, and its operation in the UK is at over 90% renewable electricity. In countries where renewable opportunities are extremely limited, due to energy supply arrangements and/or cost, Rentokil Initial’s short-term focus is on reducing energy consumption through on-site options such as solar.
As well as focusing on energy efficiency at Rentokil Initial’s larger facilities, it is also prioritizing energy savings that it can make at a local level. These include installation of LED lighting in branches and warehouses, and new systems to switch off lights, heating and air conditioning, with motion-sensors to switch off automatically. Rentokil Initial’s immediate target is to have five to ten major markets use 100% renewable electricity by 2025 and it currently estimates transitioning around 90% of properties by 2030.

Reducing Rentokil Initial’s Use of Chemicals
Included in Rentokil Initial’s pathway to net zero is not only its approach to reduce GHG emissions from its properties and fleet, but also the GHG emissions from fumigation services provided to customers. In 2021, Rentokil Initial introduced a new system to track its chemical usage across its top 20 operating countries. This greater analysis will enable Rentokil Initial to target reductions in those chemicals that have the greatest environmental impact. Rentokil Initial currently estimates that, if it is able to develop new, more sustainable solutions for use in fumigation, it will have reduced GHG emissions from fumigation by 70% by 2030. Rentokil Initial believes it is leading the pest control industry in targeting these alternatives, which are often safer to use as well as less carbon-intensive.
Properties
As of December 31, 2021, Rentokil Initial leases executive offices in Gatwick, United Kingdom and operates 1,650 facilities in 64 countries. Rentokil Initial’s major research and development facilities are based in the UK Rentokil Initial believes its existing properties are sufficient and suitable for the conduct of its business for the foreseeable future. The number and location of Rentokil Initial’s owned or leased production, manufacturing, storage and office properties for continuing operations are as follows:
	North America	Europe	UK and the Rest of World	Asia	Pacific
Total	425	250	305	610	60
Intellectual Property
Rentokil Initial’s success depends in part upon its ability to obtain, maintain, protect, defend and enforce its intellectual property and other proprietary rights, to operate without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of others and to prevent others from infringing, misappropriating or otherwise violating its intellectual property and proprietary rights. Rentokil Initial relies on a combination of patent, trademark, copyright and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish, maintain and protect its intellectual property and proprietary rights.
Rentokil Initial owns various service marks, trademarks and trade names, such as Rentokil, Initial, Ambius, Steritech, Western Exterminator, Ehrlich, Anderson and Presto-X, that it deems particularly important to its advertising activities. As of December 31, 2021, Rentokil Initial owned approximately 53 registered U.S. trademarks, six pending U.S. trademark applications, 1,047 registered foreign trademarks and eight pending foreign trademark applications. Additionally, as of December 31, 2021, Rentokil Initial owned approximately 14 issued U.S. patents, six pending U.S. patent applications, 16 nationalized E.U. patents, 227 issued foreign patents and seven pending foreign patent applications.
Rentokil Initial may not be able to obtain protection for its intellectual property, and its existing and future trademarks, patents, copyrights, and other intellectual property rights may not provide it with competitive advantages or distinguish its products and services from those of its competitors. Rentokil Initial’s applications may not result in registered intellectual property, and any resulting issuances may have narrower scope than its applications. Additionally, Rentokil Initial’s current and future trademarks, patents, copyrights and other intellectual property rights may be contested, circumvented or found unenforceable or invalid, and Rentokil Initial may not be able to prevent third parties from infringing, misappropriating or otherwise violating them. Rentokil Initial’s internal controls and contractual provisions may not always be effective at preventing unauthorized parties from accessing or obtaining its intellectual property, trade secrets, confidential information, and proprietary technologies. For more information, see “Risk Factors — Risks Related to Rentokil Initial’s Business — Rentokil Initial may not be able to adequately protect its intellectual property and other proprietary rights that are material to its business.”
Regulatory Compliance
Rentokil Initial’s business is subject to various international, provincial and local laws and regulations, compliance with which increases its operating costs, limits or restricts the services provided or the methods by which its business offers, sells and fulfills those services or conducts business, or subjects it to the possibility of regulatory actions or proceedings. Noncompliance with these laws and regulations can subject Rentokil Initial to fines or various forms of civil or criminal prosecution, any of which could have a material adverse effect on its business, reputation, results of operations, financial condition and/or prospects.
Environmental, Health and Safety
Rentokil Initial’s business is subject to various laws and regulations regarding environmental, health and safety matters. Among other things, these laws regulate the emission or discharge of materials into the environment, the use, storage, treatment, disposal, transportation and management of hazardous substances and wastes, the impact of chemicals, as well as pesticide and biocide products, on human health and safety and the environment, and the protection of the health and safety of Rentokil Initial’s colleagues. These laws also impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances, including releases by prior owners or operators of sites Rentokil Initial currently owns or operates. These laws and regulations can result in costs associated with transporting and managing hazardous materials and waste disposal and plant site clean-up, fines, penalties, orders requiring corrective action or suspending or otherwise impacting Rentokil Initial’s operations or other sanctions if it is found to be in violation of law, as well as modifications, disruptions or discontinuation of certain operations or types of operations including product recalls and reformulations. Changes in such laws and regulations, including among others, air, water, chemical and product regulations, could impact the sales of some of Rentokil Initial’s products or services. In addition to an increase in costs of manufacturing and delivering products, a change in production regulations or product regulations could result in interruptions to Rentokil Initial’s business and potentially cause economic or consequential losses should it be unable to meet the demands of its customers for products or services. Environmental and regulatory matters most significant to Rentokil Initial’s operations are discussed below.
Pesticide and Biocide Legislation.   Various international, federal and state environmental laws and regulations govern the manufacture and/or use of pesticides. Rentokil Initial provides services utilizing certain disinfecting, sanitizing and material preservation products that kill or reduce microorganisms (bacteria, viruses, fungi) on hard environmental surfaces, in process fluids and on certain food products. Such products constitute “pesticides” or “antimicrobial pesticides” under the current definitions of the Federal Insecticide, Fungicide, and Rodenticide Act (“FIFRA”), as amended by the Food Quality Protection Act of 1996, the principal federal statute governing the manufacture, labeling, handling and use of pesticides. Rentokil Initial maintains product registrations with the U.S. Environmental Protection Agency (“EPA”). Registration entails the necessity to meet certain efficacy, toxicity and labeling requirements and to pay ongoing registration fees. In addition, each state in which these products are sold requires registration and payment of a fee. In general, the states impose no substantive requirements different from those required by FIFRA. However, California and certain other states have adopted additional regulatory programs, and California imposes a tax on total pesticide sales in that state.
In Europe, the Biocidal Products Regulation (“BPR”) establishes a program to evaluate and authorize marketing of biocidal active substances and products. BPR requires the use of only approved biocides in Rentokil Initial’s products imported to or used in the European Union. Compliance with these regulations (and similar regulations that have been or may be adopted elsewhere, such as the United Kingdom, Australia, China, Russia, Turkey, Korea, and other countries) may require registration, notification, or certification regarding regulated substances, imposition of import restrictions, or in certain cases the redesign or reformulation of Rentokil Initial’s products.
In addition, some of Rentokil Initial’s operations involve the application of restricted-use pesticides that it generally purchases from third parties. Those operations must comply with certain standards pertaining to the use of such pesticides and to the licensing of colleagues who apply such pesticides. Such regulations are enforced primarily by the states or local jurisdictions in conformity with federal regulations.
U.S. Federal and State Chemicals Regulations.   The primary chemicals management law in the United States, the Toxic Substances Control Act (“TSCA”), was updated for the first time in 40 years with the passage of the Frank R. Lautenberg Chemical Safety for the 21st Century Act (“LCSA”) in 2016. The LCSA modernizes the original 1976 legislation, aiming to establish greater public confidence in the safety of chemical substances in commerce, improve the EPA capability and authority to regulate existing and new chemical substances, and prevent further state action or other notification programs like REACH (see below). The TSCA changes mainly impact testing and submission costs for new chemical substances in the United States. In addition, the EPA likely will be more aggressively using the existing TSCA tools to manage chemicals of concern. Certain states have their own chemical regulations, such as California’s Proposition 65, which requires businesses to provide warnings to California residents about significant risk of exposures to chemicals in products that are known to cause cancer, birth defects or other reproductive harm.
REACH.   The European Union has enacted a regulatory framework for the Registration, Evaluation and Authorization of Chemicals (“REACH”), which aims to manage chemical safety risks. REACH established a European Chemicals Agency in Helsinki, Finland, which is responsible for evaluating data to determine hazards and risks and to manage this program for authorizing chemicals for sale and distribution in Europe. In addition, Korea, Taiwan, Turkey and other countries are implementing similar requirements.
GHS.   In 2003, the United Nations adopted a standard on hazard communication and labeling of chemical products known as the Globally Harmonized System of Classification and Labeling of Chemicals (“GHS”). GHS is designed to facilitate international trade and increase safe handling and use of hazardous chemicals through a worldwide system that classifies chemicals based on their intrinsic hazards and communicates information about those hazards through standardized product labels and safety data sheets (“SDSs”). Most countries in which Rentokil Initial operates adopted GHS-related legislation by 2021. The primary cost of compliance revolves around reclassifying products and revising SDSs and product labels.
FDA Antimicrobial Product Requirements.   Various laws and regulations have been enacted by federal, state, local and foreign jurisdictions regulating certain products manufactured, used and sold by Rentokil Initial for controlling microbial growth on humans, animals and foods. In the United States, these requirements generally are administered by the U.S. Food and Drug Administration (“FDA”). However, the U.S. Department of Agriculture and EPA also may share in regulatory jurisdiction of antimicrobials applied to food. The FDA codifies regulations for these product categories in order to ensure product quality, safety and effectiveness. The FDA also has been expanding requirements applicable to such products, including proposing regulations for over-the-counter antiseptic drug products, which may impose additional requirements associated with antimicrobial hand care products and associated costs when finalized by the FDA. FDA regulations associated with the Food Safety Modernization Act may impose additional requirements related to safety product lines.
Other Environmental Legislation.   Rentokil Initial is subject to federal, state, local or foreign jurisdiction laws and regulations relating to discharge of hazardous substances into the environment and to the transportation, handling and disposal of such substances. The primary U.S. federal statutes that apply to Rentokil Initial’s activities in the United States are the Clean Air Act, the Clean Water Act and the Resource Conservation and Recovery Act. It is also subject to the Superfund Amendments and Reauthorization Act of 1986, which imposes certain reporting requirements as to emissions of hazardous substances into the air, land and water. Under the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, and analogous state statutes, Rentokil Initial could be liable for contamination at current or former owned, leased or operated properties or at sites to which it sent wastes for disposal. Liability under these statutes can be imposed on a joint and several basis and without regard to fault or the legality of the underlying conduct.
Rentokil Initial cannot predict the effect of possible future environmental laws on its operations. Changes in, or new interpretations of, existing laws, regulations or enforcement policies, the discovery of previously unknown contamination, or the imposition of other environmental liabilities or obligations in the future, may lead to additional compliance or other costs.
Data Privacy
Rentokil Initial is required to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, relating to data privacy and security. In the U.S., Rentokil Initial is, or may become, subject to numerous federal, state and local data privacy and security laws, rules, and regulations governing the collection, sharing, use, retention, disclosure, security, transfer, storage and other processing of personal information, including federal and state data privacy laws, data breach notification laws, and data disposal laws. The U.S. Congress also has considered, and may in the future consider, various proposals from time to time for comprehensive federal data privacy legislation to which Rentokil Initial may become subject if passed. If Rentokil Initial is found to have violated applicable laws or regulations, it may also be subject to penalties, fines, damages, injunctions or other outcomes that may adversely affect its operations and financial results.
Internationally, virtually every jurisdiction in which Rentokil Initial operates has established its own data privacy and security legal framework with which Rentokil Initial must comply. For example, Rentokil Initial is required to comply with the European Union (“EU”) General Data Protection Regulation (“GDPR”), which became effective on May 25, 2018 and imposes stringent obligations regarding the collection, control, use, sharing, disclosure and other processing of personal data. Additionally, following the United Kingdom’s withdrawal from the EU, Rentokil Initial also is subject to the UK General Data Protection Regulation (“UK GDPR”), a version of the GDPR as implemented into the laws of the United Kingdom. Failure to comply with the GDPR or the UK GDPR can result in significant fines and other liability, including, under the GDPR, fines of up to EUR 20 million (or GBP 17.5 million under the UK GDPR) or four percent (4%) of global revenue, whichever is greater. The cost of compliance, and the potential for fines and penalties for noncompliance, with GDPR and UK GDPR may have a significant adverse effect on Rentokil Initial’s business and operations.
For more information, see “Risk Factors — Risks Related to Rentokil Initial’s Business — Rentokil Initial is required to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, relating to data privacy and security. Any actual or perceived failure to comply with these requirements could have a material adverse effect on its business.”
Consumer Protection and Solicitation Matters
Rentokil Initial is subject to international, federal, state, provincial and local laws and regulations designed to protect consumers, including laws governing consumer privacy and fraud, the collection and use of consumer data, telemarketing and other forms of solicitation. The telemarketing rules adopted by the U.S. Federal Communications Commission pursuant to the Federal Telephone Consumer Protection Act and the Federal Telemarketing Sales Rule issued by the Federal Trade Commission govern Rentokil Initial’s telephone sales practices. The CAN-SPAM Act regulates email solicitations and the Consumer Review Fairness Act regulates consumer opinions on social media regarding products and services. In addition, some states and local governing bodies have adopted laws and regulations targeted at direct telephone sales and “do-not-knock,” “do-not-mail” and “do-not-leave” activities. If Rentokil Initial was to fail to comply with any applicable law or regulation, it could be subject to substantial fines or damages, be involved in lawsuits, enforcement actions and other claims by third parties or governmental authorities, suffer losses to its reputation and its business or suffer the loss of licenses or penalties that may affect how the business is operated, which, in turn, could have a material adverse effect on its financial position, results of operations and cash flows.
Legal Proceedings
Rentokil Initial is subject to legal proceedings and claims that arise in the ordinary course of its business, and, if material, such matters could be time-consuming and costly and could injure its reputation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion should be read together with Rentokil Initial’s consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to Rentokil Initial’s plans and strategy for its business, includes forward-looking statements that reflect plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” and sections of this proxy statement/prospectus, including “Cautionary Statement Regarding Forward-Looking Statements.” Therefore, actual results may differ materially from those contained in any forward-looking statements.
Overview
Rentokil Initial is a global leader in the provision of route-based services which protect people and enhance lives. Incorporated as Rentokil Limited in 1926 in England and Wales and listed on the London Stock Exchange market in 1969, Rentokil Initial now has a global reach, with approximately 46,000 colleagues and operations in 88 countries around the world, in more than 90 of the world’s 100 leading cities. In 1996, Rentokil Limited acquired British Electric Traction and the “Initial” brand to become Rentokil Initial. Rentokil Initial’s purpose is to protect people from the dangers of pest-borne disease and the risks of poor hygiene and to enhance lives with services that protect the health and wellbeing of people and the reputation of its customers’ brands. For the year ended December 31, 2021, Rentokil Initial recorded revenue of £2,956.6 million and operating profit of £346.5 million.
As of January 1, 2022 Rentokil Initial made changes to the regional operating segments, designed to provide clearer geographic links and to align growth strategies, as follows:
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North America: Puerto Rico joined the Latin America region

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Europe: Includes Nordics (Norway, Sweden, Finland, Denmark and Poland), previously in UK & Rest of World region

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UK & Sub-Saharan Africa: No change to UK, Ireland & Baltics. Sub-Saharan Africa remained in this region. Other Rest of World countries (MENAT and Caribbean) moved to other regions

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Asia & MENAT: Enlarged region includes Asia and MENAT countries

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Latin America: Includes Caribbean (formerly in UK & Rest of World) and Puerto Rico (formerly in North America)

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Pacific: No change

Rentokil Initial historically had operated three business segments: Pest Control, Hygiene and Protect & Enhance. However, in response to the rising importance of hygiene and wellbeing services, as of January 1, 2022 Rentokil Initial reorganized its business segments, primarily expanding the former Hygiene segment to become Hygiene & Wellbeing and reclassifying the businesses in its former Protect & Enhance segment, effective as of January 1, 2022. The Protect & Enhance segment had included five businesses: Ambius, Property Care, Dental Services, Cleanroom Services and Workwear (France). The Ambius, Dental Services and Cleanroom Services businesses have been added to the enlarged segment, now called Hygiene & Wellbeing, the Property Care business has been added to the Pest Control segment and Workwear (France) has been left as a stand-alone segment.
The segment financial information presented reflects these reclassifications to conform the presentation in the relevant periods to the revised operating segment structure.
Accordingly, as of January 1, 2022, Rentokil Initial operates three business segments: Pest Control, Hygiene & Wellbeing and Workwear (France). However, Rentokil Initial considers Pest Control and Hygiene & Wellbeing to be its core business segments. The Pest Control business, which operates in 87 countries, is the world’s leading international commercial pest control service provider, offering high levels of risk management, reassurance and responsiveness to customers. The Hygiene & Wellbeing business, which operates in 67 countries, offers a wide range of services to meet today’s rising expectations for hygiene, including core washroom services, specialist services in air care and clinical-waste management, and environment-enhancing services, including scenting, plants and air monitoring. The Workwear (France) business specializes primarily in the supply and laundering of workwear, uniforms, cleanroom garments and personal protective wear in France.
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Pest Control.   Rentokil Initial’s pest control specialists protect people and enhance lives by providing pest control solutions that ensure public health and protect the environment through energy efficient and sustainable pest control services. Rentokil Initial offers a complete range of pest control services and solutions for commercial and residential properties, from common pests such as rodents, flies, stored product insects, biting insects and birds to other kinds of wildlife. Additionally, Rentokil Initial offers property care services such as dry rot and woodworm treatment and damp proofing, as well as a brand standards service (“Brand Standards”), which provides food safety and operational assessments to enhance customer experience and the provision of effective “Do-It-Yourself” products to enable customers to eliminate small pest problems within their home. Rentokil Initial has extensive experience across a wide range of industries and uses both preventative and responsive strategies to enhance protection for its customers through holistic, integrated pest management programs.

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Hygiene & Wellbeing.   Rentokil Initial provides hygiene services to business environments to make them cleaner, safer, healthier and more pleasant places in which to operate. Establishing good hygiene practices throughout an organization reduces the risk of infection being passed from person to person. As a result, fewer days are lost to sickness, which translates directly into real cost savings and increased productivity. Rentokil Initial offers a wide range of washroom hygiene services, including the provision and maintenance of products such as air fresheners, sanitizers, feminine hygiene units, hand dryers, paper and linen towel dispensers, soap dispensers, toilet paper dispensers and floor protection mats. Additionally, Rentokil Initial offers specialist hygiene services, from the deep cleaning of commercial kitchens, washrooms and hospitals, to industrial, high-level cleaning and drains maintenance, as well as medical services, a healthcare waste management service to healthcare practices, including medical waste segregation, storage and disposal (the “Specialists Hygiene, Medical and Products”). The Hygiene & Wellbeing segment also includes three additional services: Ambius, Dental Services and Cleanroom Services. Ambius operates in 16 countries and its product offering is broadly consistent across the world and includes interior landscaping, Christmas decorations and premium scenting. The Dental Services business specializes in the professional and compliant disposal and recycling of dental waste and provides waste separating products to customers in Germany, Sweden, Netherlands, the U.S., the UK and Switzerland. Cleanroom Services business offers a specialist cleanroom service, such as clothing rental and laundering, which includes a pickup and delivery service, implementation, contamination control (wet, dry and particle monitoring), client specific decontamination, textile-care and sterilization, for the pharmaceutical and healthcare sectors in Europe.

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Workwear (France).   Rentokil Initial’s Workwear (France) segment specializes primarily in the supply and laundering of workwear, uniforms, cleanroom garments and personal protective wear in France. Rentokil Initial’s strategy in Workwear (France) is aimed at creating a business that has a clear market differentiation through the highest level of product and service quality by focusing on rigorous application of key performance indicators to measure quality of service, using radio-frequency and identity tags to improve service accountability, utilizing highest standards in washing and repair quality (including quality of detergents), being responsive to customer needs, dedicating a separate team to focus on innovation of services and products and leveraging existing supply chain, research and development, processing, sales and marketing from the Pest Control and Hygiene & Wellbeing segments.

The Impact of COVID-19 and Macro-economic Factors on Rentokil Initial’s Business
COVID-19
In 2020 and 2021, Rentokil Initial’s operations and financial performance have been impacted by the COVID-19 pandemic. During this time, Rentokil Initial experienced disruptions in its business, primarily in offices and the hospitality and food service industries in the Pest Control and Hygiene & Wellbeing segments, driven by temporary business closures and service postponements. In particular, from mid-March to end of April 2020, Rentokil Initial faced the most severe disruptions resulting from local, regional and country lock-downs designed to prevent the spread of COVID-19. One of Rentokil Initial’s first actions as the crisis deepened was to ensure that its key services qualified as “essential” to ensure its technicians could continue to serve customers, including supermarkets, hospitals, food producers and pharmaceuticals. Rentokil Initial also trained and equipped more than 6,000 technicians to carry out disinfection services. Beginning in July 2020, Rentokil Initial experienced a return to growth in the Pest Control segment as lock-downs subsided and high demand in the Hygiene & Wellbeing segment for disinfection services continued. Over the course of 2021, Rentokil Initial’s Pest Control segment experienced growth in its residential pest control portfolio, aided by the work-from-home business environment, and its commercial pest control portfolio grew as the lock-down conditions generally eased around the world, resulting in the offices reopening and the hospitality and food service industries resuming service. Rentokil Initial’s Hygiene segment experienced a decrease in demand in the first half of 2021 as customer requirements for emergency disinfection services significantly decreased. In addition, Rentokil Initial has experienced, to a limited extent, many of the macro-economic factors felt by other companies as a result of the COVID-19 pandemic, including but not limited to, labor shortages, higher costs of PPE and products and labor due to lack of availability and adverse impacts on ability to service customers in a timely fashion. Rentokil expects limited impacts from COVID-19 to continue in the short term.
Overall, considering the changing nature and continuing uncertainty around the COVID-19 pandemic, Rentokil Initial’s ability to predict the impact of COVID-19 on its business in future periods remains limited. The effects of the pandemic on its business are unlikely to be fully realized, or reflected in its financial results, until future periods. The ultimate societal and economic impact of the COVID-19 pandemic also remains unknown. In particular, Rentokil Initial cannot predict whether any worsening or continuation of the COVID-19 pandemic, or any resulting economic impact, will adversely affect its business.
Other Macro-economic factors
Inflation.   Rentokil Initial’s cost base is largely driven by the cost of compensation for colleagues and the costs of required equipment (including service equipment and uniforms, vehicles and fuel and technology necessary to deliver the high quality services) and the cost of the products being used on the customer premises including rental equipment and consumables. All of these costs are subject to inflationary pressures and as such, sustained elevated increases in such costs may not always be possible to pass on to customers. Over the period from 2019 to 2021, inflationary pressures were typically low in the countries in which Rentokil Initial operated and therefore passing these costs on to customers has been achievable. In contrast, Rentokil Initial also has operations in Lebanon, a hyperinflationary country. The business in Lebanon implements frequent price increases to offset the increases in cost it incurs. This demonstrates that Rentokil Initial has operations in both low and high inflationary markets and is accustomed to a range of inflationary environments.
As a result of the invasion of Ukraine in the first quarter of 2022, inflation levels globally have risen to their highest in two decades, particularly impacting fuel prices, timber prices, energy prices and labor costs. During the first half of 2022, Rentokil Initial has been able to pass along the incurred inflationary impacts in the form of increased prices to its customers and expects to do so for the remainder of 2022. However, Rentokil Initial cannot predict the extent to which it may experience future cost increases. Rentokil Initial may be prevented, in whole or in part, from passing these cost increases on to its existing and prospective customers, which could have a material adverse impact on Rentokil Initial’s business.
Shortage of products or supply chain impacts.   Rentokil Initial does not have significant exposure to international logistics as the majority of its purchased products and services are sourced in the country they are consumed. Where there are local shortages, products are typically able to be imported quickly from neighboring markets. Where global shortages exist, such as recent microchip shortages impacting IT and vehicle supply chains, Rentokil Initial has been able to generally extend the life of the asset until supply chains catch up. However, should there be long term shortages of critical products or services in the future, then this may adversely impact the operational performance of Rentokil Initial.
Labor shortages.   The goods and services of Rentokil Initial are sold by front line sales colleagues and delivered by a highly skilled technician workforce. These colleagues are supported by functional support colleagues in Rentokil Initial’s offices around the world. Rentokil Initial typically retains around 85% of colleagues each year, although this can vary from year to year and by market. As a result of colleagues leaving each year and the need to replace and hire additional colleagues for growth, Rentokil Initial has established experienced recruitment teams and processes allowing access to many different labor market places. Rentokil Initial has a very strong recruitment brand and offers attractive remuneration packages and career development opportunities. During the first half of 2021, Rentokil Initial did experience a more elevated number of resignations, in a limited number of localized geographies, following the decline in the COVID-19 pandemic around the world. This did not have a material impact on Rentokil Initial in 2021 or for the first half of 2022. However, a very significant shortage of labor in a specific geography in the future may limit Rentokil Initial’s ability to service revenue opportunities while finding qualified colleagues and adversely impact the operational performance of Rentokil Initial.
Key Indicators of Performance and Financial Condition and Non-IFRS Alternative Performance Measures
Rentokil Initial focuses on a variety of indicators and key operating and financial metrics, including certain non-IFRS measures, to monitor the financial condition and performance of its business. These metrics include Revenue, Operating Profit, Ongoing Revenue (at CER), Ongoing Operating Profit (at CER), Adjusted Profit before Tax, Free Cash Flow, Adjusted Earnings Per Share, Organic Revenue Growth, Free Cash Flow Conversion, Customer Retention, Colleague Retention and Lost Time Accident Rate.
Revenue.   Revenue results are primarily a function of the volume and pricing of the services and products provided to Rentokil Initial’s customers by the business, as well as the mix of services and products provided across the business. The volume of revenue is impacted by new unit sales, the retention of existing customers and acquisitions. Rentokil Initial serves both residential and commercial customers. During 2021, sales were generated across 88 countries, with the only countries accounting for equal to or greater than 10% of revenue from external customers being the U.S. (42%) and France (10%).
Operating Profit.   This measure is calculated as Revenue less Operating Expenses, with Operating Expenses consisting of employee costs, direct materials and services, vehicle costs, property costs, depreciation and impairment of property, plant and equipment, amortization and impairment of intangible assets, one-off items — operating and other operating expenses. Other operating expenses include professional fees, marketing costs, amortization of contract assets and movements in bad debt provision.
Ongoing Revenue and Ongoing Operating Profit (each at CER).   These non-IFRS measures represent the performance of the continuing operations of Rentokil Initial (including acquisitions) after removing the effect of disposed or closed businesses. Ongoing measures enable Rentokil Initial’s management to focus on the performance of the businesses retained and will therefore contribute to future performance. Ongoing Operating Profit is an adjusted measure and is presented before the amortization and impairment of intangible assets (excluding computer software), one-off items (see below) and gain or loss on disposal of businesses. Given the international nature of Rentokil Initial’s operations, foreign exchange movements can have a significant impact on the reported results of Rentokil Initial when they are translated into sterling (the functional currency of Rentokil Initial). In order to help understand the underlying trading performance of the business, revenue and profit measures are often presented at constant exchange rates (CER). CER is calculated by translating current-year reported numbers at the full-year average exchange rates for the prior year. See “— Constant Exchange Rates (CER)” below.
Adjusted Profit before Tax.   This non-IFRS measure is used to give management and investors an understanding of the underlying profitability of the business over time. Adjusted Profit before Tax is calculated by adding the following items back to Profit before Income Tax: amortization and impairment of intangible assets (excluding computer software), one-off items (operating and associates) and net interest adjustments. Intangible assets (excluding computer software) are recognized on acquisition of businesses which, by their nature, can vary by size and amount each year. As a result, amortization of intangibles is added back to assist with understanding the underlying trading performance of the business and to allow comparability across regions and segments. One-off items are significant expenses or income that will have a distortive impact on the underlying profitability of Rentokil Initial. Typical examples are costs related to the acquisition of businesses (including aborted acquisitions), gain or loss on disposal or closure of a business, material gains or losses on disposal of fixed assets, adjustments to legacy property-related provisions (environmental liabilities), and payments or receipts as a result of legal disputes. Net interest adjustments are other non-cash accounting gains and losses that can cause material fluctuations and distort understanding of the performance of the business, such as net interest on pension schemes and interest fair value adjustments. These adjustments are made to aid year on year comparability.
Free Cash Flow.   Free Cash Flow is a non-IFRS metric that is measured as net cash from operating activities, adjusted for cash flows related to the purchase and sale of property, plant, equipment and intangible fixed assets, cash flows related to leased assets and dividends received from associates. These items are considered by management to be non-discretionary, as continued investment in these assets is required to support the day-to-day operations of the business. This measure is also used by management to assess how much cash there is to reinvest into the business for future growth through people, technology and M&A.
Adjusted Earnings Per Share.   Basic earnings per share is calculated by dividing the Adjusted Profit after Tax attributable to equity holders of Rentokil Initial by the weighted average number of shares in issue during the year, excluding those held in the Rentokil Initial Employee Share Trust which are treated as cancelled, and including share options for which all conditions have been met. Adjusted earnings per share is a non-IFRS metric that is calculated as earnings per share adjusted for the after-tax effects of one-off items (including the net gain on disposal of businesses), amortization and impairment of intangibles, and net interest adjustments. This supplemental measure is also used by management to gain an understanding of the underlying earnings per share performance of the business over time and enable company-to-company comparisons.
Organic Revenue Growth.   Organic Revenue Growth measures are non-IFRS metrics that are used to help understand the underlying performance of Rentokil Initial. These supplemental measures are also used by management to develop forecasts in tracking performance, serving as a key metric in certain of Rentokil Initial’s compensation programs. Organic Revenue growth represents the growth in Ongoing Revenue (at CER) excluding the effect of businesses acquired during the year. Acquired businesses are included in organic measures in the year following acquisition, and the comparative period is adjusted to include an estimated full year performance for growth calculations (pro forma revenue).
Adjusted Free Cash Flow and Free Cash Flow Conversion.   Adjusted Free Cash Flow is measured as Free Cash Flow adjusted for the cash impact of one-off items — operating and product development additions. This measure is also used by management to determine the efficiency at which the business is able to convert profits into cash. Free Cash Flow conversion is calculated by dividing Adjusted Free Cash Flow by Adjusted Profit after Tax attributable to equity holders of the Company, expressed as a percentage. Adjusted Profit after Tax attributable to equity holders of the Company is defined as Adjusted Profit before Tax adjusted for the tax effect of amortization and impairment of intangible assets (excluding computer software) and one-off items — operating and net interest adjustments.
Customer Retention.   Customer Retention is used to track the retention of Rentokil Initial’s renewable customers and is calculated on a rolling, 12-month basis in order to avoid seasonal anomalies. Defined as total portfolio value of customers retained as a percentage of opening portfolio. Rentokil Initial views Customer Retention as one of the key indicators of the long term success of the business. Customer Retention was 85.4% in the six months ended June 30, 2022, 85.3% in the year ended December 31, 2021, 84.5% in the year ended December 31, 2020 and 86.2% in the year ended December 31, 2019.
Colleague Retention.   Defined as total Sales and Service colleagues retained in year as a percentage of sales and service headcount at start of the year. Rentokil Initial considers Colleague Retention to be a key driver of Customer Retention. Colleague Retention was 84.4% in the year ended December 31, 2021, 88.6% in the year ended December 31, 2020 and 86.9% in the year ended December 31, 2019. The decrease of 4.2 percentage points in the year ended December 31, 2021 as compared to the year ended December 31, 2020 was a result of colleagues who joined the business at the height of the pandemic and employment uncertainty in 2020, leaving Rentokil Initial in 2021 as other sectors recovered. In the six months ended June 30, 2022 Rentokil Initial maintained its colleague retention rate in the mid-eighties percent range, although down by 1% on 2021, on a rolling 12-month basis.
Lost Time Accident Rate.   Defined as the number of lost time accidents per 100,000 standard working hours. Rentokil Initial views Lost Time Accident Rate as a key measure of Rentokil Initial’s colleagues’ injury prevention. The rate was 0.38 in the six months ended June 30, 2022, 0.38 in the year ended December 31, 2021, 0.39 in the year ended December 31, 2020 and 0.53 in the year ended December 31, 2019.

Certain Components of Results of Operations
Profit before Income Tax.   This is calculated as Revenue less Operating Expenses and net finance costs plus share of profit from associated undertakings (net of tax).
Income Tax Expenses.   The income tax expense for the period comprises both current and deferred tax. Current tax expense represents the amount payable on this year’s taxable profits and any adjustment relating to prior years. Taxable profits differ from accounting profits as some items of income or expenditure are not taxable or deductible or may be taxable or deductible in a different accounting period. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where Rentokil Initial’s subsidiaries and associates operate and generate taxable income. Deferred tax is an accounting adjustment to provide for tax that is expected to arise in the future due to differences between accounting and tax bases. Deferred tax is determined using tax rates that are expected to apply when the timing difference reverses based on tax rates which are enacted or substantively enacted at the balance sheet date.
Profit for the Year.   This measure is calculated as Profit before Income Tax less Income Tax Expenses.
For definitions of Revenue and Operating Profit (including Operating Expenses), see “— Key Indicators of Performance and Financial Condition.”
Results of Operations
Following is a discussion of Rentokil Initial’s results of operations for the six months ended June 30, 2022 and 2021 and the years ended December 31, 2021, 2020 and 2019.
The following table summarizes Rentokil Initial’s results of operations for the six months ended June 30, 2022 and 2021:
	Six months ended June 30, 2022	Six months ended June 30, 2021	Percent Change 2022
	(in millions, except percentages)
Revenue	£1,572.1	£1,454.7	8.1%
Operating expenses:
Employee costs	748.3	687.6	8.8%
Direct materials and services	311.0	305.0	2.0%
Vehicle costs	84.9	70.4	20.6%
Property costs	34.5	30.5	13.1%
Depreciation and impairment of property, plant and equipment	63.6	62.5	1.8%
Amortization and impairment of intangible assets	46.4	43.8	5.9%
One-off items – operating	23.1	10.9	111.9%
Other operating expenses	90.6	83.4	8.6%
Total operating expenses	1,402.4	1,294.1	8.4%
Operating profit	169.7	160.6	5.6%
Finance income	7.0	1.7	311.8%
Finance cost	(19.5)	(18.0)	(8.3)%
Share of profit from associates	4.7	4.5	3.6%
Profit before income tax	161.9	148.8	8.8%
Income tax expense	(37.7)	(29.6)	(27.4)%
Profit for the year	£124.2	£119.2	4.2%

Six Months ended June 30, 2022 Compared to the Six Months ended June 30, 2021
Revenue
Revenue increased by £117.4 million, or 8.1%, to £1,572.1 million in the six months ended June 30, 2022 from £1,454.7 million in the six months ended June 30, 2021. Revenue was favorably impacted by organic growth of £15.6 million, or 1.1%, and by the impact of acquisitions of £65.1 million. Organic growth excluding disinfection services was 7.3%, with disinfection revenue decreasing by £81.3 million, to £13.8 million in the six months ended June 30, 2022 from £95.1 million in the six months ended June 30, 2021. The organic growth of £15.6 million consists of £52.2 million from the Pest Control segment, £12.6 million from the France Workwear segment, and £0.4 million from central & regional overheads, partially offset by a decrease of £48.8 million from the Hygiene & Wellbeing segment. This increase was also aided by positive foreign exchange of £36.7 million, mainly due to pound sterling weakening against the U.S. dollar. Revenue from disposed and closed businesses decreased by £0.8 million, to £0.9 million in the six months ended June 30, 2022 from £1.7 million in the six months ended June 30, 2021. See “Revenue by Business Segment — Six Months ended June 30, 2022 Compared to the Six Months ended June 30, 2021” and “Revenue by Geographical Segment — Six Months ended June 30, 2022 Compared to the Six Months ended June 30, 2021” for further discussion.
Operating Expenses
Operating expenses increased by £108.3 million, or 8.4%, to £1,402.4 million in the six months ended June 30, 2022 from £1,294.1 million in the six months ended June 30, 2021.
Employee costs
Employee costs increased by £60.7 million, or 8.8%, to £748.3 million in the six months ended June 30, 2022 from £687.6 million in the six months ended June 30, 2021. This was as a result of an increase in the number of colleagues due to businesses acquired during the year ended December 31, 2021 and the six months ended June 30, 2022.
Direct materials and services
Direct materials and services increased by £6.0 million, or 2.0%, to £311.0 million in the six months ended June 30, 2022 from £305.0 million in the six months ended June 30, 2021. The increase was a result of the increase in sales of products and services, partly due to businesses acquired during the year ended December 31, 2021 and the six months ended June 30, 2022.
Vehicle costs
Vehicle costs increased by £14.5 million, or 20.6%, to £84.9 million in the six months ended June 30, 2022 from £70.4 million in the six months ended June 30, 2021, which was a result of the increase in the number of colleagues due to businesses acquired during the year ended December 31, 2021 and the six months ended June 30, 2022 and the global increase in fuel costs in the six months ended June 30, 2022.
Property costs
Property costs increased by £4.0 million, or 13.1%, to £34.5 million in the six months ended June 30, 2022 from £30.5 million in the six months ended June 30, 2021 as a result of the increase in properties due to businesses acquired during the year ended December 31, 2021 and the six months ended June 30, 2022 .
Depreciation and impairment of property, plant and equipment
Depreciation and impairment of property, plant and equipment increased by £1.1 million, or 1.8%, to £63.6 million in the six months ended June 30, 2022 from £62.5 million in the six months ended June 30, 2021.

Amortization and impairment of intangible assets
Amortization and impairment of intangible assets increased by £2.6 million, or 5.9%, to £46.4 million in the six months ended June 30, 2022 from £43.8 million in the six months ended June 30, 2021 mainly as a result of amortization of customer lists due to businesses acquired during the year ended December 31, 2021 and the six months ended June 30, 2022.
One-off items — operating
One-off items — operating increased by £12.2 million, or 111.9%, to £23.1 million in the six months ended June 30, 2022 from £10.9 million in the six months ended June 30, 2021 mainly due to acquisition and integration costs, £19.0 million of which relates to the Terminix acquisition in the six months ended June 30, 2022.
Other operating expenses
Other operating expenses increased by £7.2 million, or 8.6%, to £90.6 million in the six months ended June 30, 2022 from £83.4 million in the six months ended June 30, 2021 mainly due to businesses acquired in the period.
Operating Profit
Operating profit increased by £9.1 million, or 5.6%, to £169.7 million in the six months ended June 30, 2022 from £160.6 million in the six months ended June 30, 2021. The increase in operating profit was a result of the increase in revenue of £117.4 million, or 8.1%, to £1,572.1 million in the six months ended June 30, 2022 from £1,454.7 million in the six months ended June 30, 2021 partially offset by the increase in operating expenses by £108.3 million, or 8.4%, to £1,402.4 million in the six months ended June 30, 2022 from £1,294.1 million in the six months ended June 30, 2021. This increase in operating profit reflected business growth across all major reporting countries, regions and categories through the Group’s strategy of organic growth driving density improvements and M&A integration delivering synergies. In managing pricing, the Group communicated input cost challenges carefully to customers, and there was clear recognition of the need for the financial effects to be passed through into customer prices.
Profit before Income Tax
Profit before income tax increased by £13.1 million, or 8.8%, to £161.9 million in the six months ended June 30, 2022 from £148.8 million in the six months ended June 30, 2021. In addition to the increase in operating profit described above, Rentokil Initial also incurred lower net finance costs of £12.5 million in the six months ended June 30, 2022, a decrease of £3.8 million, or 23.3%, from £16.3 million in the six months ended June 30, 2021 due to a financing credit caused by the IAS29 hyperinflation adjustment in Lebanon of £6.4m.
Income Tax Expenses
Income tax expenses increased by £8.1 million, or 27.4%, to £37.7 million in the six months ended June 30, 2022 from £29.6 million in the six months ended June 30, 2021 due to the increase in profit before income tax described above.
Profit for the Year
Profit for the year increased by £5.0 million, or 4.2%, to £124.2 million in the six months ended June 30, 2022 from £119.2 million in the six months ended June 30, 2021. The increase in profit was a result of the increase in profit before income tax of £13.1 million, or 8.8%, to £161.9 million in the six months ended June 30, 2022 from £148.8 million in the six months ended June 30, 2021 partially offset by the increase in income tax expenses of £8.1 million, or 27.4%, to £37.7 million in the six months ended June 30, 2022 from £29.6 million in the six months ended June 30, 2021.

The following table summarizes Rentokil Initial’s results of operations for the years ended December 31, 2021, 2020 and 2019:
				Percent Change
	2021	2020 (as restated)	2019 (as restated)	2021	2020
	(in millions, except percentages)
Revenue	£2,956.6	£2,803.3	£2,704.2	5.5%	3.7%
Operating expenses:
Employee costs	1,404.9	1,304.9	1,317.1	7.7%	(0.9)%
Direct materials and services	586.0	583.5	555.5	0.4%	5.1%
Vehicle costs	146.4	133.9	142.3	9.3%	(5.9)%
Property costs	59.6	65.3	64.9	(8.7)%	0.6%
Depreciation and impairment of property, plant and equipment	128.4	132.3	127.3	(2.9)%	3.9%
Amortization and impairment of intangible assets	91.1	101.0	98.8	(9.8)%	2.2%
One-off items – operating	20.7	7.7	14.6	168.8%	(47.3)%
Other operating expenses	173.0	180.9	118.1	(4.4)%	53.2%
Total operating expenses	£2,610.1	£2,509.5	£2,438.6	4.0%	2.9%
Operating profit	346.5	293.8	265.6	17.9%	10.6%
Net gain on disposals	—	—	103.8	—	(100.0)%
Finance income	4.2	6.2	10.7	(32.3)%	(42.1)%
Finance cost	(33.7)	(78.5)	(56.8)	57.1%	(38.2)%
Share of profit from associates	8.1	8.3	15.2	(1.7)%	(45.6)%
Profit before income tax	325.1	229.8	338.5	41.5%	(32.1)%
Income tax expense	(61.9)	(43.5)	(54.7)	(42.3)%	20.5%
Profit for the year	£263.2	£186.3	£283.8	41.3%	(34.4)%
Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020
Revenue
Revenue increased by £153.3 million, or 5.5%, to £2,956.6 million in the year ended December 31, 2021 from £2,803.3 million in the year ended December 31, 2020. Revenue was favorably impacted by organic growth of £90.0 million, or 3.2%, and by the impact of acquisitions of £184.1 million. The organic growth of £90.0 million consists of £140.2 million from the Pest Control segment, £2.4 million from the France Workwear segment, and £0.7 million from central & regional overheads, partially offset by a decrease of £53.3 million from the Hygiene & Wellbeing segment. This increase was partially offset by adverse foreign exchange of £109.6 million, mainly due to pound sterling strengthening against the U.S. dollar and euro, and revenue from disposed and closed businesses reducing by £11.2 million, to £2.7 million in the year ended December 31, 2021 from £13.9 million in the year ended December 31, 2020. See “Revenue by Business Segment” and “Revenue by Geographical Segment” for further discussion.
Operating Expenses
Operating expenses increased by £100.6 million, or 4.0%, to £2,610.1 million in the year ended December 31, 2021 from £2,509.5 million in the year ended December 31, 2020.
Employee costs
Employee costs increased by £100.0 million, or 7.7%, to £1,404.9 million in the year ended December 31, 2021 from £1,304.9 million in the year ended December 31, 2020. This was as a result of an increase in the number of colleagues due to businesses acquired during the year ended December 31, 2021 and the cost saving measures taken in the year ended December 31, 2020 as a result of the COVID-19 pandemic, when pay waivers were implemented across the board and all senior management grades, with bonus schemes in the first half of 2020 cancelled and the 2020 long term incentive plan (“LTIP”) grant postponed. 40% of colleagues were also affected by pay waivers, suspension of bonus payments and the Company’s LTIP scheme.
Direct materials and services
Direct materials and services increased by £2.5 million, or 0.4%, to £586.0 million in the year ended December 31, 2021 from £583.5 million in the year ended December 31, 2020. The increase was a result of the increase in sales of products and services partially offset by a non-repeat of the increased costs of personal protective equipment of £25 million incurred in the year ended December 31, 2020.
Vehicle costs
Vehicle costs increased by £12.5 million, or 9.3%, to £146.4 million in the year ended December 31, 2021 from £133.9 million in the year ended December 31, 2020, which was a result of the increase in the number of colleagues due to businesses acquired during the year ended December 31, 2021 and increased vehicle use following the reduced use due to COVID-19 lock-downs in the year ended December 31, 2020.
Property costs
Property costs decreased by £5.7 million, or 8.7%, to £59.6 million in the year ended December 31, 2021 from £65.3 million in the year ended December 31, 2020 as a result of the reduction in properties used during the COVID-19 pandemic.
Depreciation and impairment of property, plant and equipment
Depreciation and impairment of property, plant and equipment decreased by £3.9 million, or 2.9%, to £128.4 million in the year ended December 31, 2021 from £132.3 million in the year ended December 31, 2020 mainly as a result of the reduction in service contract equipment in use on customer sites as a result of the COVID-19 pandemic as revenues switched from disinfection services which did not require rental assets to £517.7 million at December 31, 2021 from £523.5 million at December 31, 2020. This reduction in service contract equipment was due to reduction in such equipment being used on customer sites as a result of the COVID-19 pandemic as revenues switched to disinfection services which did not require such equipment.
Amortization and impairment of intangible assets
Amortization and impairment of intangible assets decreased by £9.9 million, or 9.8%, to £91.1 million in the year ended December 31, 2021 from £101.0 million in the year ended December 31, 2020 mainly as a result of the non-repeat of goodwill impairments in India and Brazil of £8.1 million and £2.5 million respectively in the year ended December 31, 2020.
One-off items — operating
One-off items — operating increased by £13.0 million, or 168.8%, to £20.7 million in the year ended December 31, 2021 from £7.7 million in the year ended December 31, 2020 as a result of fees relating to the Terminix transaction of £6.0 million, and the non-repeat of a non-cash credit of £7.3 million relating to the closure of a pension scheme in North America in the year ended December 31, 2020.
Other operating expenses
Other operating expenses decreased by £7.9 million, or 4.4%, to £173.0 million in the year ended December 31, 2021 from £180.9 million in the year ended December 31, 2020.

Operating Profit
Operating profit increased by £52.7 million, or 17.9%, to £346.5 million in the year ended December 31, 2021 from £293.8 million in the year ended December 31, 2020. The increase in operating profit was a result of the increase in revenue of £153.3 million, or 5.5%, to £2,956.6 million in the year ended December 31, 2021 from £2,803.3 million in the year ended December 31, 2020 partially offset by the increase in operating expenses of £100.6 million, or 4.0%, to £2,610.1 million in the year ended December 31, 2021 from £2,509.5 million in the year ended December 31, 2020. This increase in operating profit reflected revenue growth across all major countries and regions in which Rentokil Initial operates and the execution of its high service and innovation and technology strategy, which drove customer retention and new sales of innovative new products to meet evolving customer needs. Rentokil Initial believes such execution of Rentokil Initial’s business strategy resulted in a 1.2% increase in net operating margins to 11.7% in the year ended December 31, 2021 from 10.5% in the year ended December 31, 2020. During the year ended December 31, 2021, the return of the core service provision allowed Rentokil Initial to fully resume its high-quality service model. As part of this resumption, Rentokil Initial was able to catch up on service, debt and customer satisfaction issues that had arisen during the early onset of the COVID-19 pandemic in the year ended December 31, 2020, resulting in the release of £20.0 million of revenue provisions and £12.0 million of bad debt provisions taken in year ended December 31, 2020.
Profit before Income Tax
Profit before income tax increased by £95.3 million, or 41.5%, to £325.1 million in the year ended December 31, 2021 from £229.8 million in the year ended December 31, 2020. In addition to the margin improvements described above, Rentokil Initial also incurred lower net finance costs of £29.5 million in the year ended December 31, 2021, a decrease of £42.8 million, or 59.2%, from £72.3 million in the year ended December 31, 2020 due to the non-recurrence of the £28.4 million cost of closing out an interest derivative linked to U.S. interest rates, and other fair value losses of £9.5 million in 2020.
Income Tax Expenses
Income tax expenses increased by £18.4 million, or 42.3%, to £61.9 million in the year ended December 31, 2021 from £43.5 million in the year ended December 31, 2020 due to the margin improvements described above. As a result, Rentokil Initial was subject to an effective tax rate of 19.0% in the year ended December 31, 2021 compared to an effective tax rate of 18.9% in the year ended December 31, 2020.
Profit for the Year
Profit for the year increased by £76.9 million, or 41.3%, to £263.2 million in the year ended December 31, 2021 from £186.3 million in the year ended December 31, 2020. The increase in profit was a result of the increase in profit before income tax of £95.3 million, or 41.5%, to £325.1 million in the year ended December 31, 2021 from £229.8 million in the year ended December 31, 2020 partially offset by the increase in income tax expenses of £18.4 million, or 42.3%, to £61.9 million in the year ended December 31, 2021 from £43.5 million in the year ended December 31, 2020.
Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019
Revenue
Revenue increased by £99.1 million, or 3.7%, to £2,803.3 million in the year ended December 31, 2020 from £2,704.2 million in the year ended December 31, 2019. Revenue was favorably impacted by volume growth of £134.7 million, or 5.0%, partially offset by adverse foreign exchange of £35.6 million, mainly due to pound sterling strengthening against the U.S. dollar partially offset by pound sterling weakening against the euro. See “Revenue by Business Segment” and “Revenue by Geographical Segment” for further discussion.
Operating Expenses
Operating expenses increased by £70.9 million, or 2.9%, to £2,509.5 million in the year ended December 31, 2020 from £2,438.6 million in the year ended December 31, 2019.

Employee costs
Employee costs decreased by £12.2 million, or 0.9%, to £1,304.9 million in the year ended December 31, 2020 from £1,317.1 million in the year ended December 31, 2019 despite an increase in the average number of employees in the year due to cost saving measures taken as a result of the COVID-19 pandemic. Pay waivers were implemented across the board and all senior management grades, with bonus schemes for the first half of 2020 cancelled and the 2020 LTIP grant postponed. 40% of colleagues were also affected by pay waivers, suspension of bonus payments and the Company’s LTIP scheme.
Direct materials and services
Direct materials and services increased by £28.0 million, or 5.1%, to £583.5 million in the year ended December 31, 2020 from £555.5 million in the year ended December 31, 2019 mainly due to increased costs of personal protective equipment of £25.0 million, predominantly driven by the need for comprehensive personal protective equipment during the provision of disinfection services.
Vehicle costs
Vehicle costs decreased by £8.4 million, or 5.9%, to £133.9 million in the year ended December 31, 2020 from £142.3 million in the year ended December 31, 2019, as a result of less vehicle use due to COVID-19 lock-downs.
Property costs
Property costs increased by £0.4 million, or 0.6%, to £65.3 million in the year ended December 31, 2020 from £64.9 million in the year ended December 31, 2019.
Depreciation and impairment of property, plant and equipment
Depreciation and impairment of property, plant and equipment increased by £5.0 million, or 3.9%, to £132.3 million in the year ended December 31, 2020 from £127.3 million in the year ended December 31, 2019 due to an increase in the cost base of property, plant and equipment as a result of the growth of rental assets in the enlarged customer base.
Amortization and impairment of intangible assets
Amortization and impairment of intangible assets increased by £2.2 million, or 2.2%, to £101.0 million in the year ended December 31, 2020 from £98.8 million in the year ended December 31, 2019 due to an increase in impairment charges relating to Brazil and India of £8.0 million to £13.0 million in the year ended December 31, 2020 from £5.0 million in the year ended December 31, 2019 offset by a decrease in amortization of £5.8 million to £88.0 million in the year ended December 31, 2020 from £93.8 million in the year ended December 31, 2019, mainly due to the customer list amortization charge decreasing by £10.0 million to £60.5 million in the year ended December 31, 2020 from £70.5 million in the year ended December 31, 2019 as M&A activity slowed down in 2020 due to the COVID-19 pandemic.
One-off items — operating
One-off items — operating decreased by £6.9 million, or 47.3%, to £7.7 million in the year ended December 31, 2020 from £14.6 million in the year ended December 31, 2019 as a result of a non-cash credit of £7.3 million relating to the closure of a pension scheme in North America in the year ended December 31, 2020.
Other operating expenses
Other operating expenses increased by £62.8 million, or 53.2%, to £180.9 million in the year ended December 31, 2020 from £118.1 million in the year ended December 31, 2019 mainly as a result of increases in the bad debt provision of £34.0 million.

Operating Profit
Operating profit increased by £28.2 million, or 10.6%, to £293.8 million in the year ended December 31, 2020 from £265.6 million in the year ended December 31, 2019. The increase in operating profit was a result of the increase in revenue of £99.1 million, or 3.7%, to £2,803.3 million in the year ended December 31, 2020 from £2,704.2 million in the year ended December 31, 2019, partially offset by the increase in operating expenses of £70.9 million, or 2.9%, to £2,509.5 million in the year ended December 31, 2020 from £2,438.6 million in the year ended December 31, 2019.
Operating profit was impacted in the year ended December 31, 2020 by the COVID-19 pandemic related net revenue reductions, particularly in the second quarter of the year ended December 31, 2020. Rentokil Initial took significant actions to mitigate the revenue reductions with cost savings of £121.8 million for the year ended December 31, 2020. Such cost-saving measures included salary reductions across management, cancellation of bonus schemes in the first half of the year ended December 31, 2020 and postponement of the 2020 long term incentive plan grant to the second half of the year ended December 31, 2020, as well as tight control over discretionary spend. These savings, however, were offset by an increased bad debt provision of £34.0 million, increased costs of personal protective equipment of £25.0 million (predominantly driven by the need for comprehensive personal protective equipment when recording the provision for disinfection services in the Hygiene segment) and increased restructuring costs of £5.5 million.
Profit before Income Tax
Profit before income tax decreased by £108.7 million, or 32.1%, to £229.8 million in the year ended December 31, 2020 from £338.5 million in the year ended December 31, 2019. The main driver of the decrease was the net gain on disposals of £103.8 million due to the disposal of the 17.8% interest in CWS-boco International GmbH to Franz Haniel & Cie. GmbH in the year ended December 31, 2019.
Income Tax Expenses
Income tax expenses decreased by £11.2 million, or 20.5%, to £43.5 million in the year ended December 31, 2020 from £54.7 million in the year ended December 31, 2019. As a result, Rentokil Initial was subject to an effective tax rate of 18.9% in the year ended December 31, 2020 compared to an effective tax rate of 16.2% in the year ended December 31, 2019. The increase in tax rate was driven by the profit on sale of businesses of £103.8 million in the year ended December 31, 2019 being non-taxable.
Profit for the Year
Profit for the year decreased by £97.5 million, or 34.4%, to £186.3 million in the year ended December 31, 2020 from £283.8 million in the year ended December 31, 2019. The decrease in profit was a result of the decrease in profit before income tax of £108.7 million, or 32.1%, to £229.8 million in the year ended December 31, 2020 from £338.5 million in the year ended December 31, 2019 partially offset by the decrease in income tax expenses of £11.2 million, or 20.5%, to £43.5 million in the year ended December 31, 2020 from £54.7 million in the year ended December 31, 2019.
Revenue by Business Segment
Following is a discussion of Rentokil Initial’s revenues by business segment for the six months ended June 30, 2022 and 2021 and the years ended December 31, 2021, 2020 and 2019.
The table below sets forth revenue by business segment for the six months ended June 30, 2022 and 2021. For the six months ended June 30, 2022, Pest Control, Hygiene & Wellbeing and Workwear (France) segments accounted for 69%, 25% and 6% of total revenue, respectively. For the six months ended June 30, 2021, Pest Control, Hygiene & Wellbeing and Workwear (France) segments accounted for 64%, 30% and 5% of total revenue, respectively.

	Six months ended June 30, 2022 £m	Six months ended June 30, 2021 £m	Percent Change 2022
Revenue
Pest Control	1,086.4	933.4	16.4%
Hygiene & Wellbeing	392.5	437.8	(10.3)%
France Workwear	89.8	79.7	12.6%
Central and regional overheads	2.5	2.1	15.7%
Disposed businesses	0.9	1.7	(47.3)%
Total	1,572.1	1,454.7	8.1%
Revenue for Six Months ended June 30, 2022 Compared to the Six Months ended June 30, 2021
Pest Control
Revenue increased by £153.0 million, or 16.4%, to £1,086.4 million in the six months ended June 30, 2022 from £933.4 million in the six months ended June 30, 2021, underpinned by the critical nature of pest control services. Performance was supported by both pricing and volumes, led by the commercial pest control business. Strength in the Pest Control category is notwithstanding some pockets of disruption that have been impacted by supply chain limitations, protracted lockdown and other COVID-19-related constraints.
This revenue increase was aided by the incremental impact of 2021 M&A of £47.1 million and additional revenue from 2022 M&A of £9.6 million and foreign exchange movements having a £37.4 million positive effect on revenue. Excluding the effect of foreign exchange and M&A, Pest Control revenue increased organically by £58.9 million.
All revenue streams increased as the COVID-19 pandemic impact lessened with contract revenue growing by £105.0 million to £706.2 million in the six months ended June 30, 2022 from £601.2 million in the six months ended June 30, 2021, job revenue increasing by £23.3 million to £235.5 million in the six months ended June 30, 2022 from £212.2 million in the six months ended June 30, 2021 and product revenue going up by £24.4 million to £150.8 million in the six months ended June 30, 2022 from £126.4 million in the six months ended June 30, 2021.
Hygiene & Wellbeing
Revenue decreased by £45.3 million, or 10.3%, to £392.5 million in the six months ended June 30, 2022 from £437.8 million in the six months ended June 30, 2021. The 2020 rapid deployment of disinfection services across 60 countries provided a hedge to lower revenues caused from disruption to core hygiene service provision across the Group’s operations. Customers who used these services did so typically to remain open during lockdowns. As expected, as the COVID-19 conditions significantly eased around the world, there was a large reduction in customers’ need for these one-time services. Disinfection revenues for the six months ended June 30, 2022 reduced by £81.3 million to £13.8 million from £95.1 million in the six months ended June 30, 2021. Therefore the focus in 2022 was on protecting the existing customer base whilst targeting new growth opportunities. A ramp up in activity across service sectors such as offices, shops, schools and hospitality provided a tailwind to performance. Excluding the impact of disinfection revenue, revenues grew by £36.0m, or 10.5%, in the six months to June 30, 2022 to £378.7 million from £342.7 million in the six months to June 30, 2021.
France Workwear
Revenue increased by £10.1 million, or 12.6%, to £89.8 million in the six months ended June 30, 2022 from £79.7 million in the six months ended June 30, 2021. Improving market conditions were reflected in the stronger contribution from the France Workwear business, which overall was back to pre-COVID-19 levels. A lag in recovery of the ‘as-used’ business in the Paris region (which was c.90% of 2019 levels in Hotels, Restaurants and Catering ‘HORECA’) was balanced elsewhere including in regions where it had not previously been established.

The table below sets forth revenue by business segment for the years ended December 31, 2021, 2020 and 2019. For the year ended December 31, 2021, Pest Control, Hygiene & Wellbeing and France Workwear segments accounted for 66%, 28% and 6% of total revenue, respectively. For the year ended December 31, 2020, Pest Control, Hygiene & Wellbeing and France Workwear segments accounted for 61%, 32% and 6% of total revenue, respectively. For the year ended December 31, 2019, Pest Control, Hygiene & Wellbeing and France Workwear segments accounted for 64%, 27% and 7% of total revenue, respectively.
				Percent Change
	2021 £m	2020 £m	2019 £m	2021%	2020%
Revenue:
Pest Control	1,953.7	1,721.9	1,737.3	13.5	(0.9)
Hygiene & Wellbeing	829.9	895.9	738.7	(7.4)	21.3
France Workwear	165.8	167.8	186.2	(1.2)	(9.9)
Central and regional overheads	4.5	3.8	3.8	18.0	(1.3)
Disposed businesses	2.7	13.9	38.2	(80.4)	(63.5)
Total	2,956.6	2,803.3	2,704.2	5.5	3.7
Revenue for the Year ended December 31, 2021 Compared to the Year Ended December 31, 2020
Pest Control
Revenue increased by £231.8 million, or 13.5%, to £1,953.7 million in the year ended December 31, 2021 from £1,721.9 million in the year ended December 31, 2020. Revenue was aided by an excellent performance from the North America business, slightly offset by weaker performances from the Australia, New Zealand, Malaysia and Indonesia operations, which were materially impacted by lock-downs in the second half of the year ended December 31, 2021. Despite some labor shortages in such period, due to a number of colleagues either off work due to COVID-19 or self-isolation, the Pest Control business in North America was the best performing region. Property Care returned to organic growth with revenues returning to pre pandemic levels as the UK commercial housing market strengthened.
The increase in revenue for this segment was aided by the incremental impact of 2020 M&A of £130.7 million and additional revenue from 2021 M&A of £43.2 million but this was partly offset by foreign exchange movements having a £86.5 million adverse effect on revenue. Excluding the effect of foreign exchange and M&A, Pest Control revenue increased organically by £144.4 million.
All revenue streams increased as the COVID-19 pandemic impact lessened with contract revenue growing by £128.1 million to £1,252.3 million in the year ended December 31, 2021 from £1,124.2 million in the year ended December 31, 2020, job revenue increasing by £41.4 million to £456.6 million in the year ended December 31, 2021 from £415.2 million in the year ended December 31, 2020 and product revenue going up by £48.7 million to £258.4 million in the year ended December 31, 2021 from £209.7 million in the year ended December 31, 2020. A reduction in credit notes to £10.3 million in the year ended December 31, 2021 from £18.5 million in the year ended December 31, 2020 was the reason for £8.2 million of the revenue increase.
Hygiene & Wellbeing
Revenue decreased by £66.0 million, or 7.4%, to £829.9 million in the year ended December 31, 2021 from £895.9 million in the year ended December 31, 2020. This reflected the anticipated tapering of disinfection services, which was reduced by £108.8 million to £112.6 million. As with the Pest Control segment, however, the operations in Australia, New Zealand, Indonesia and Malaysia were held back by significant challenges associated with ongoing lock-downs. The rapid deployment of disinfection services across 60 countries enabled Rentokil Initial to generate £221.4 million of revenues in the year ended December 31, 2020. Customers who used Rentokil Initial’s services (such as offices, shops, schools, airports, emergency vehicles and public transport) did so typically to remain open during lock-down conditions. As lock-down conditions generally eased around the world and Rentokil Initial’s core services returned, customer requirements for emergency disinfection services significantly decreased, and therefore revenue from disinfection services has tapered in line with management’s expectations. Dental Services and Cleanroom Services returned to organic growth. The Ambius business returned to modest organic growth as the prior year impacts of the COVID-19 pandemic unwound and customers started to purchase discretionary Ambius products again.
France Workwear
Revenue decreased by £2.0 million, or 1.2%, to £165.8 million in the year ended December 31, 2021 from £167.8 million in the year ended December 31, 2020. In France, lock-downs began to ease in May 2021 with fewer restrictions on restaurant operations, and as a result, Rentokil Initial saw an improving performance from its Workwear business. While this improvement was encouraging, as-used volumes (where the customer only pays for specific garments laundered) were still behind pre-COVID-19 pandemic levels, impacted by ongoing temporary customer suspensions in the first half of the year ended December 31, 2021 and reduced tourism in France in the second half of the year ended December 31, 2021.
Revenue for the Year ended December 31, 2020 Compared to the Year Ended December 31, 2019
Pest Control
Revenue decreased by £15.4 million, or 0.9%, to £1,721.9 million in the year ended December 31, 2020 from £1,737.3 million in the year ended December 31, 2019. The Pest Control segment was designated as an essential service in the majority of Rentokil Initial’s markets and performed well in the year ended December 31, 2020. Performance has varied by geography and reflects the severity and duration of local, regional and country lock-downs. Customer segments have been impacted differently by the COVID-19 pandemic. While offices and the hospitality and food service industries were most affected by the COVID-19 pandemic and therefore their demand for pest control services decreased, demand from others, including food retail, pharmaceutical, transport and residential customers, increased. At the end of December 31, 2020, service provision of 0.7% of the Pest Control customer premises remained suspended, compared to 7% at the peak of the COVID-19 pandemic in April 2020. One-time job revenue was strong in the year ended December 31, 2020, aided in part by warmer weather in the northern hemisphere and also by residential customers seeking swift resolution to pest issues during lock-downs. The Property Care business also declined during the period by 16.1%, reflecting the continued weakness in the UK commercial housing market.
This revenue decrease was despite the incremental impact of 2019 M&A of £76.2 million and additional revenue from 2020 M&A of £18.3 million but this was partly offset by foreign exchange movements having a £25.8 million adverse effect on revenue. Excluding the effect of foreign exchange and M&A, Pest Control revenue fell organically by £84.1 million.
Contract revenue increased by £60.2 million to £1,124.2 million in the year ended December 31, 2020 from £1,064.0 million in the year ended December 31, 2019 but this was offset by a decrease in job revenue of £35.8 million to £415.2 million in the year ended December 31, 2020 from £451.0 million in the year ended December 31, 2019 and product revenue of £22.5 million to £209.7 million in the year ended December 31, 2020 from £232.2 million in the year ended December 31, 2019 as the COVID-19 pandemic impacted these revenue streams as well as increasing the amount of credit notes by £12.6 million to £18.5 million in the year ended December 31, 2020 from £5.9 million in the year ended December 31, 2019.
Hygiene & Wellbeing
Revenue increased by £157.2 million, or 21.3%, to £895.9 million in the year ended December 31, 2020 from £738.7 million in the year ended December 31, 2019. Revenue growth in Hygiene & Wellbeing was driven by £221.4 million of revenue from disinfection services launched rapidly across the world in the second quarter of the year ended December 31, 2020. The revenue growth was offset as the core global Hygiene & Wellbeing operations were more impacted by the COVID-19 pandemic, principally due to the customers (particularly those in the hospitality and food service industries) were forced to temporarily close their operations, and therefore Rentokil Initial was unable to provide its services to such customers. Like in the Pest Control segment, performance varied by geography and lock-down regime, and performance improvements in the second half of the year ended December 31, 2020 was due to an easing of lock-down conditions in certain, but not all, countries. At the end of December 31, 2020, service provision of 4.4% of the Hygiene & Wellbeing customer premises remained suspended compared to 22% at the peak of the COVID-19 pandemic in April 2020. The Ambius business declined during the period by 16.4%, reflecting the more discretionary nature of Ambius products.
France Workwear
Revenue decreased by £18.4 million, or 9.9%, to £167.8 million in the year ended December 31, 2020 from £186.2 million in the year ended December 31, 2019. The revenue decrease was principally due to disruption in the hospitality and food services sector, delivering a revenue decline of 9.5% for the year ended December 31, 2020. At the end of December 31, 2020, service provision of 6% of the Workwear (France) customers remained closed compared to 30% at the peak of the COVID-19 pandemic in April 2020.
Operating Expenses by Business Segment
Following is a discussion of Rentokil Initial’s operating expenses by business segment for the six months ended June 30, 2022 and 2021 and the years ended December 31, 2021, 2020 and 2019.
Pest Control
	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021	Percent change 2022
	£m	£m	%
Employee costs	522.7	461.2	13.3%
Direct materials and services	196.4	176.0	11.6%
Vehicle costs	57.5	44.6	28.9%
Property costs	19.4	13.3	45.9%
Depreciation and impairment of property, plant and equipment	17.1	14.6	17.1%
Amortization and impairment of intangible assets	33.5	29.9	12.0%
One off items – operating	4.3	5.5	(21.8)%
Other operating expenses	81.7	70.3	16.2%
Total	932.6	815.4	14.4%
Six Months Ended June 30, 2022 Compared to the Six Months Ended June 30, 2021
Operating Expenses
Operating expenses increased by £117.2 million, or 14.4%, to £932.6 million in the six months ended June 30, 2022 from £815.4 million in the six months ended June 30, 2021. The main driver of this was employee costs which increased by £61.5 million, or 13.3%, to £522.7 million in the six months ended June 30, 2022 from £461.2 million in the six months ended June 30, 2021 as a result of an increase in the number of colleagues due to businesses acquired during the year ended December 31, 2021 and the six months ended June 30, 2022. Direct materials and services increased by £20.4 million, or 11.6%, to £196.4 million in the six months ended June 30, 2022 from £176.0 million in the six months ended June 30, 2021. The increase was as a result of the increase in sales of products and services. Vehicle costs increased by £12.9 million, or 28.9%, to £57.5 million in the six months ended June 30, 2022 from £44.6 million in the six months ended June 30, 2021, which was a result of the increase in the number of colleagues due to businesses acquired during the year ended December 31, 2021 and the six months ended June 30, 2022 and the global increase in fuel costs in the six months ended June 30, 2022.

Hygiene & Wellbeing
	Six months ended June 30, 2022	Six months ended June 30, 2021	Percent change 2022
	£m	£m	%
Employee costs	144.1	150.5	(4.3)%
Direct materials and services	72.4	92.7	(21.9)%
Vehicle costs	23.2	21.9	5.9%
Property costs	9.0	9.1	(1.1)%
Depreciation and impairment of property, plant and equipment	24.4	24.4	—
Amortization and impairment of intangible assets	4.6	5.3	(13.2)%
One off items – operating	0.3	1.1	(72.7)%
Other operating expenses	41.0	40.4	1.5%
Total	319.0	345.4	(7.6)%
Six Months Ended June 30, 2022 Compared to the Six Months Ended June 30, 2021
Operating Expenses
Operating expenses decreased by £26.4 million, or 7.6%, to £319.0 million in the six months ended June 30, 2022 from £345.4 million in the six months ended June 30, 2021. The main drivers of this were direct materials and services which decreased by £20.3 million, or 21.9%, to £72.4 million in the six months ended June 30, 2022 from £92.7 million in the six months ended June 30, 2021 and employee costs which decreased by £6.4 million, or 4.3%, to £144.1 million in the six months ended June 30, 2022 from £150.5 million in the six months ended June 30, 2021 as a result of the decrease in disinfection services.
France Workwear
	Six months ended June 30, 2022	Six months ended June 30, 2021	Percent Change 2022
	£m	£m	%
Employee costs	43.6	38.1	14.4%
Direct materials and services	5.1	2.6	96.2%
Vehicle costs	4.1	3.6	13.9%
Property costs	3.7	3.9	(5.1)%
Depreciation and impairment of property, plant and equipment	21.6	23.1	(6.5)%
Amortization and impairment of intangible assets	0.2	0.2	—
One off items – operating	0.3	0.4	(25.0)%
Other operating expenses	(0.6)	0.5	(220.0)%
Total	78.0	72.4	7.7%
Six Months Ended June 30, 2022 Compared to the Six Months Ended June 30, 2021
Operating Expenses
Operating expenses increased by £5.6 million, or 7.7%, to £78.0 million in the six months ended June 30, 2022 from £72.4 million in the six months ended June 30, 2021. The main drivers of this were employee costs which increased by £5.5 million, or 14.4%, to £43.6 million in the six months ended June 30,

2022 from £38.1 million in the six months ended June 30, 2021 and direct materials and services which increased by £2.5 million, or 96.2%, to £5.1 million in the six months ended June 30, 2022 from £2.6 million in the six months ended June 30, 2021 as a result of improving market conditions reflecting in the stronger contribution from the France Workwear business, which overall was back to pre-COVID-19 levels.
Pest Control
				Percent change
	2021	2020	2019	2021	2020
	(in millions, except percentages)
Employee costs	950.9	860.8	870.5	10.5%	(1.1)%
Direct materials and services	352.0	308.8	308.9	14.0%	0.0%
Vehicle costs	96.9	83.1	90.0	16.6%	(7.7)%
Property costs	25.2	29.8	26.2	(15.4)%	13.7%
Depreciation of PPE	30.6	29.1	26.9	5.2%	8.2%
Amortisation of intangibles	62.1	69.5	65.0	(10.6)%	6.9%
One off items – normal	8.9	(0.3)	12.7	3,066.7%	(102.4)%
Other operating expenses	149.6	154.4	108.3	(3.1)%	42.6%
Total	1,676.2	1,535.2	1,508.5	9.2%	1.8%
Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020
Operating Expenses
Operating expenses increased by £141.0 million, or 9.2%, to £1,676.2 million in the year ended December 31, 2021 from £1,535.2 million in the year ended December 31, 2020. The main driver of this was employee costs which increased by £90.1 million, or 10.5%, to £950.9 million in the year ended December 31, 2021 from £860.8 million in the year ended December 31, 2020 as a result of an increase in the number of colleagues due to businesses acquired during the year and the cost saving measures taken in the year ended December 31, 2020 as a result of the COVID-19 pandemic, when pay waivers were implemented. Direct materials and services increased by £43.2 million, or 14.0%, to £352.0 million in the year ended December 31, 2021 from £308.8 million in the year ended December 31, 2020. The increase was as a result of the increase in sales of products and services partially offset by a non-repeat of the increased costs of personal protective equipment in the year ended December 31, 2020. Vehicle costs increased by £13.8 million, or 16.6%, to £96.9 million in the year ended December 31, 2021 from £83.1 million in the year ended December 31, 2020, which was a result of the increase in the number of colleagues due to businesses acquired during the year and increased vehicle use following the reduced use due to lock-downs in the year ended December 31, 2020. One-off items — operating increased by £9.2 million, or 3,066.7%, to £8.9 million in the year ended December 31, 2021 from £0.3 million credit in the year ended December 31, 2020 as a result of fees relating to the Terminix transaction of £6.0 million, and the non-repeat of a non-cash credit of £7.3 million relating to the closure of a pension scheme in North America in the year ended December 31, 2020.
Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019
Operating Expenses
Operating expenses increased by £26.7 million, or 1.8%, to £1,535.2 million in the year ended December 31, 2021 from £1,508.5 million in the year ended December 31, 2020. The main driver of this was other operating expenses which increased by £46.1 million, or 42.6%, to £154.4 million in the year ended December 31, 2020 from £108.3 million in the year ended December 31, 2019 mainly as a result of increases in the bad debt provision. This was partially offset by a decrease in one-off items — operating by £13.0 million, or 102.4%, to £0.3 million credit in the year ended December 31, 2020 from £12.7 million in the year ended December 31, 2019 as a result of a non-cash credit of £7.3 million relating to the closure of a pension scheme in North America in the year ended December 31, 2020 and vehicle costs which decreased by £6.9 million, or 7.7%, to £83.1 million in the year ended December 31, 2020 from £90.0 million in the year ended December 31, 2019, as a result of less vehicle use due to lock-downs.
Hygiene & Wellbeing
				Percent change
	2021	2020	2019	2021	2020
	(in millions, except percentages)
Employee costs	292.2	295.3	276.6	(1.0)%	6.8%
Direct materials and services	164.9	180.2	152.4	(8.5)%	18.2%
Vehicle costs	42.4	44.4	44.3	(4.5)%	0.2%
Property costs	18.4	17.1	21.2	7.6%	(19.3)%
Depreciation of PPE	50.8	51.6	48.3	(1.6)%	6.8%
Amortisation of intangibles	10.9	11.6	16.4	(6.0)%	(29.3)%
One off items – normal	1.2	7.7	0.5	(84.4)%	1440.0%
Other operating expenses	77.5	88.4	61.0	(12.3)%	44.9%
Total	658.3	696.3	620.7	-5.5%	12.2%
Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020
Operating Expenses
Operating expenses decreased by £38.0 million, or 5.5%, to £658.3 million in the year ended December 31, 2021 from £696.3 million in the year ended December 31, 2020. The main drivers of this was direct materials and services which decreased by £15.3 million, or 8.5%, to £164.9 million in the year ended December 31, 2021 from £180.2 million in the year ended December 31, 2020 other operating expenses which decreased by £10.9 million, or 12.3%, to £77.5 million in the year ended December 31, 2021 from £88.4 million in the year ended December 31, 2020 as a result of the decrease in disinfection services.
Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019
Operating Expenses
Operating expenses increased by £75.6 million, or 12.2%, to £696.3 million in the year ended December 31, 2020 from £620.7 million in the year ended December 31, 2019. The main driver of this was employee costs which increased by £18.7 million, or 6.8%, to £295.3 million in the year ended December 31, 2020 from £276.6 million in the year ended December 31, 2019, direct materials and services which increased by £27.8 million, or 18.2%, to £180.2 million in the year ended December 31, 2020 from £152.4 million in the year ended December 31, 2019 and other operating expenses which increased by £27.4 million to £88.4 million in the year ended December 31, 2020 from £61.0 million in the year ended December 31, 2019 as a result of the introduction of disinfection services in response to the COVID-19 pandemic.
France Workwear
				Percent change
	2021	2020	2019	2021	2020
	(in millions, except percentages)
Employee costs	80.2	80.6	92.0	(0.5)%	(12.4)%
Direct materials and services	9.1	5.1	5.8	78.4%	(12.1)%
Vehicle costs	6.4	6.0	6.6	6.7%	(9.1)%
Property costs	8.4	8.5	8.5	(1.2)%	0.0%
Depreciation of PPE	46.1	50.8	51.7	(9.3)%	(1.7)%

				Percent change
	2021	2020	2019	2021	2020
	(in millions, except percentages)
Amortisation of intangibles	0.5	0.8	1.1	(37.5)%	(27.3)%
One off items – normal	0.5	3.3	0.1	(84.8)%	3200.0%
Other operating expenses	0.7	0.7	(1.5)	0.0%	(146.7)%
Total	151.9	155.8	164.3	-2.5%	-5.2%
Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020
Operating Expenses
Operating expenses decreased by £3.9 million, or 2.5%, to £151.9 million in the year ended December 31, 2021 from £155.8 million in the year ended December 31, 2020. Movements by operating expense category were small year on year with direct materials and services increasing by £4.0 million to £9.1 million in the year ended December 31, 2021from £5.1 million in the year ended December 31, 2020 and depreciation of PPE decreasing by £4.7 million to £46.1 million in the year ended December 31, 2021 from £50.8 million in the year ended December 31, 2020.
Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019
Operating Expenses
Operating expenses decreased by £8.5 million, or 5.2%, to £155.8 million in the year ended December 31, 2020 from £164.3 million in the year ended December 31, 2019. The main driver of this was employee costs which decreased by £11.4 million, or 12.4%, to £80.6 million in the year ended December 31, 2020 from £92.0 million in the year ended December 31, 2019 as a result the cost saving measures taken in the year ended December 31, 2020 due the COVID-19 pandemic, when pay waivers were implemented.
Revenue by Geographical Segment
Following is a discussion of Rentokil Initial’s revenues by geographical segment for the six months ended June 30, 2022 and 2021 and the years ended December 31, 2021, 2020 and 2019.
Rentokil Initial also manages its business by geographical locations, including North America, Europe, UK & Sub Saharan Africa, Asia & MENAT and Pacific. The table below sets forth revenue by geographic locations for the six months ended June 30, 2022 and 2021. For the six months ended June 30, 2022, revenue from North America, Europe, UK & Sub Saharan Africa, Asia & MENAT and Pacific accounted for 44%, 28%, 12%, 10% and 7% of Rentokil Initial’s total revenue, respectively. For the six months ended June 30, 2021, revenue from North America, Europe, UK & Sub Saharan Africa, Asia & MENAT and Pacific accounted for 44%, 28%, 12%, 9% and 7% of Rentokil Initial’s total revenue, respectively.
	Six months ended June 30, 2022	Six months ended June 30, 2021	Percent Change 2022
	(in millions, except percentages)
Revenue
North America(1)	£693.9	£637.7	8.8%
Europe(2)	433.9	407.9	6.4%
UK & Sub Saharan Africa(3)	181.0	176.1	2.8%
Asia & MENAT(4)	151.3	129.5	16.9%
Pacific(5)	108.6	99.7	8.9%
Central and regional overheads	2.5	2.1	15.7%
Disposed businesses	0.9	1.7	(47.3)%
Total	£1,572.1	£1,454.7	8.1%

(1)
North America includes the U.S. and Canada

(2)
Europe includes France, Germany, Benelux (Belgium, The Netherlands and Luxembourg), Central Eastern Europe, Southern Europe, Nordics (Norway, Sweden, Finland, Denmark and Poland), Latin America and Caribbean (including Puerto Rico)

(3)
UK & Sub Saharan Africa includes UK, Ireland, Baltics and Sub Saharan Africa (South Africa, Kenya, Tanzania, Mozambique and Malawi)

(4)
Asia & MENAT includes India, China, Indonesia, Malaysia and other Asian countries and MENAT (Turkey, United Arab Emirates, Saudi Arabia, Jordan, Ghana and Lebanon)

(5)
Pacific includes Australia, New Zealand and Fiji

Revenue for Six Months ended June 30, 2022 Compared to the Six Months ended June 30, 2021
North America
Revenue increased by £56.2 million, or 8.8%, to £693.9 million in the six months ended June 30, 2022 from £637.7 million in the six months ended June 30, 2021. This revenue increase was aided by the incremental impact of 2021 M&A of £31.4 million and additional revenue from 2022 M&A of £4.0 million and also foreign exchange movements had a £37.8 million positive effect on revenue. Excluding the effect of foreign exchange and M&A, North America revenue decreased organically by £17.0 million largely caused by the tail off of disinfection revenues.
Disinfection revenues reduced by £59.1 million to £1.2 million in the six months ended June 30, 2022 from £60.3 million in the six months ended June 30, 2021 as COVID-19-related market conditions improved across the region. Revenue in Pest Control grew by 19.4%, underpinned by further improved price realization. There was a modest headwind in the period from unseasonably cold weather in certain parts of the country in April 2022 which delayed the start of the pest season. The distribution business delivered good growth in the half year despite ongoing supply chain challenges, and steps were taken to effectively mitigate this by managing inventory levels to maintain supply to customers.
Including the impacts of M&A and foreign exchange, contract revenue grew by £75.2 million to £430.3 million in the six months ended June 30, 2022 from £355.1 million in the six months ended June 30, 2021 and product revenue increased by £21.2 million to £135.2 million in the six months ended June 30, 2022 from £114.0 million in the six months ended June 30, 2021 but these increases were partly offset by job revenue going down by £40.1 million to £130.9 million in the six months ended June 30, 2022 from £171.0 million in the six months ended June 30, 2021.
Europe
Revenue increased by £26.0 million, or 6.4%, to £433.9 million in the six months ended June 30, 2022 from £407.9 million in the six months ended June 30, 2021. This increase was driven by France, which increased revenues by £10.9 million, or 7.3%, to £159.6 million in the six months ended June 30, 2022 from £148.7 million in the six months ended June 30, 2021, Latin America (including Caribbean) increasing by £10.6 million, or 23.1%, to £56.6 million in the six months ended June 30, 2022 from £46.0 million in the six months ended June 30, 2021 and the Nordics, which increased by £5.5 million, or 15.6%, to £40.4 million in the six months ended June 30, 2022 from £34.9 million in the six months ended June 30, 2021.
This revenue increase was aided by the incremental impact of 2021 M&A of £7.0 million and additional revenue from 2022 M&A of £7.6 million but this was offset by foreign exchange movements having a £6.0 million adverse effect on revenue. Excluding the effect of foreign exchange and M&A, Europe revenue increased organically by £17.4 million.
The region overall enjoyed strengthened performance, underpinned by both pricing and volumes. Pest Control, which led the early post-COVID-19 recovery, sustained good growth. The strength was notwithstanding some pockets of continued supply chain disruption such as the German fumigation business that was still impacted at port. In Hygiene & Wellbeing there was increased stabilization of relationships across sectors, with tourism, notably in southern Europe, catching up more incrementally as the year proceeded. After an extended period of service suspensions due to COVID-19, Hygiene & Wellbeing was back to providing full contractual service terms in the majority of markets in which it operates. Ambius, particularly in northern Europe, benefited from good sales of green products, partly offset by slower recovery ramp ups in the hospitality market affecting Specialist Hygiene and in the dental recycling business where the lag from reduced dental visits during COVID-19 was still affecting collection volumes. Improving market conditions were reflected in the stronger contribution from the France Workwear business, which overall was back to pre-COVID-19 levels.
Including the impacts of M&A and foreign exchange, contract revenue grew by £33.8 million to £349.9 million in the six months ended June 30, 2022 from £316.1 million in the six months ended June 30, 2021 and product revenue increased by £2.4 million to £18.1 million in the six months ended June 30, 2022 from £15.7 million in the six months ended June 30, 2021. These increases were partly offset by job revenue going down by £8.9 million to £63.2 million in the six months ended June 30, 2022 from £72.1 million in the six months ended June 30, 2021. Job revenue includes disinfection revenue, which was introduced as a response to the COVID-19 pandemic, with reduced demand experienced in 2021.
UK & Sub Saharan Africa
Revenue increased by £4.9 million, or 2.8%, to £181.0 million in the six months ended June 30, 2022 from £176.1 million in the six months ended June 30, 2021. This increase was driven by UK, Ireland & Baltics increasing revenue by £4.7 million, or 3.0%, to £160.5 million for the six months ended June 30, 2022 from £155.8 million in the six months ended June 30, 2021.
This revenue increase included no M&A impact and foreign exchange movements had only a £0.1 million adverse effect on revenue. Excluding the effect of foreign exchange, UK & Sub Saharan Africa revenue increased organically by £5.0 million.
The region delivered a resilient trading performance against strong comparators in the prior year, which provided strong growth opportunities in both the medical waste and disinfection business streams. The universal lifting of restrictions and end of the mass testing regime meant these lines of business slowed significantly, as anticipated, into the second quarter of 2022. Contract revenue grew by £6.2 million to £128.9 million in the six months ended June 30, 2022 from £122.7 million in the six months ended June 30, 2021 and credit notes reduced by £7.3 million to £1.8 million credit in the six months ended June 30, 2022 from £5.5 million in the six months ended June 30, 2021. These increases were partly offset by job revenue going down by £8.0 million to £46.6 million in the six months ended June 30, 2022 from £54.6 million in the six months ended June 30, 2021.
Hygiene & Wellbeing operations (including Washrooms, Medical and Specialist Hygiene) delivered good revenue growth despite the roll back of Medical Testing programmes. The UK Property Care business also posted a solid performance in the first half of 2022, benefiting from recovery in the commercial property market, though slightly dampened by domestic property services, where growth slowed in the second quarter of 2022 in line with the housing market. The Ambius business showed improved performance reflecting ongoing easing of restrictions in hospitality, office and travel sectors.
Asia & MENAT
Revenue increased by £21.8 million, or 16.9%, to £151.3 million in the six months ended June 30, 2022 from £129.5 million in the six months ended June 30, 2021.
This revenue increase was aided by the incremental impact of 2021 M&A of £8.9 million and additional revenue from 2022 M&A of £0.5 million and by foreign exchange movements having a £4.2 million positive effect on revenue. Excluding the effect of foreign exchange and M&A, Asia & MENAT revenue increased organically by £8.2 million.
In general, the Asia & MENAT region delivered an improving performance during the first half of 2022, with an overall uplift in revenue performance from the last quarter of 2021 into 2022. Sectors hardest hit from the pandemic such as hospitality, retail and offices, were resuming operations leading to a gradual recovery in demand for service provision in Pest Control and Hygiene. Sales of air purification solutions also gained traction in key markets of Indonesia and Malaysia. Due to new strict COVID-19 lockdowns in the period, China and Hong Kong countered the trend, with operations in these markets severely curtailed, driving a spike in temporary customer suspensions. In addition, as expected, after an ongoing good contribution into the first quarter of 2022, disinfection sales unwound markedly across most of the region from the beginning of the second quarter. Including the impacts of M&A and foreign exchange, contract revenue grew by £14.9 million to £114.3 million in the six months ended June 30, 2022 from £99.4 million in the six months ended June 30, 2021, job revenue increased by £3.9 million to £28.5 million in the six months ended June 30, 2022 from £24.6 million in the six months ended June 30, 2021 and product revenue increased by £2.5 million to £9.8 million in the six months ended June 30, 2022 from £7.3 million in the six months ended June 30, 2021.
Pacific
Revenue increased by £8.9 million, or 8.9%, to £108.6 million in the six months ended June 30, 2022 from £99.7 million in the six months ended June 30, 2021.
This revenue increase was aided by the incremental impact of 2021 M&A of £2.7 million and additional revenue from 2022 M&A of £1.5 million and by foreign exchange movements having a £0.9 million positive effect on revenue. Excluding the effect of foreign exchange and M&A, Pacific revenue increased organically by £3.8 million.
Performance in the Pacific continued to strengthen. In general, there was increased demand for services throughout the region with the progressive reopening of markets, international travel and return to offices. In Hygiene & Wellbeing, there was momentum in portfolio growth due to robust gross sales and strong customer retention. The region saw sustained demand for the range of air hygiene solutions, including Viruskiller that was launched in Australia and New Zealand in the second half of 2021. In Pest Control, the continued strong demand in commercial was supported by a rebound in residential. The performance was despite some adverse impact from the inclement weather along Australia’s eastern seaboard as well as some reduced capacity from tightness in the labour market and enforced isolation due to COVID-19. Including the impacts of M&A and foreign exchange, contract revenue grew by £6.4 million to £86.8 million in the six months ended June 30, 2022 from £80.4 million in the six months ended June 30, 2021 and job revenue increased by £1.3 million to £19.9 million in the six months ended June 30, 2022 from £18.6 million in the six months ended June 30, 2021.
The table below sets forth revenue by geographic locations for the years ended December 31, 2021, 2020 and 2019. For the year ended December 31, 2021, revenue from North America, Europe, UK & Sub Saharan Africa, Asia & MENAT and Pacific accounted for 44%, 28%, 12%, 9% and 7% of Rentokil Initial’s total revenue, respectively. For the year ended December 31, 2020, revenue from North America, Europe, UK & Sub Saharan Africa, Asia & MENAT and Pacific accounted for 43%, 29%, 12%, 9% and 6% of Rentokil Initial’s total revenue, respectively. For the year ended December 31, 2019, revenue from North America, Europe, UK & Sub Saharan Africa, Asia & MENAT and Pacific accounted for 39%, 30%, 13%, 10% and 7% of Rentokil Initial’s total revenue, respectively.
				Percent Change
	2021 £m	2020 £m	2019 £m	2021%	2020%
Revenue
North America(1)	1,290.5	1,196.8	1,065.3	7.8	12.3
Europe(2)	832.0	820.6	802.5	1.4	2.3
UK & Sub Saharan Africa(3)	359.1	327.4	348.5	9.7	(6.0)
Asia & MENAT(4)	271.3	263.3	260.1	3.0	1.3
Pacific(5)	196.5	177.5	185.8	10.7	(4.5)
Central and regional overheads	4.5	3.8	3.8	18.0	(1.3)
Disposed businesses	2.7	13.9	38.2	(80.4)	(63.5)
Total	2,956.6	2,803.3	2,704.2	5.5	3.7

(1)
North America includes the U.S. and Canada

(2)
Europe includes France, Germany, Benelux (Belgium, The Netherlands and Luxembourg), Central Eastern Europe, Southern Europe, Nordics (Norway, Sweden, Finland, Denmark and Poland), Latin America and Caribbean (including Puerto Rico)

(3)
UK & Sub Saharan Africa includes UK, Ireland, Baltics and Sub Saharan Africa (South Africa, Kenya, Tanzania, Mozambique and Malawi)

(4)
Asia & MENAT includes India, China, Indonesia, Malaysia and other Asian countries and MENAT (Turkey, United Arab Emirates, Saudi Arabia, Jordan, Ghana and Lebanon)

(5)
Pacific includes Australia, New Zealand and Fiji

Revenue for Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020
North America
Revenue increased by £93.7 million, or 7.8%, to £1,290.5 million in the year ended December 31, 2021 from £1,196.8 million in the year ended December 31, 2020. This revenue increase was aided by the incremental impact of 2020 M&A of £129.2 million and additional revenue from 2021 M&A of £19.8 million but this was partly offset by foreign exchange movements having a £75.2 million adverse effect on revenue. Excluding the effect of foreign exchange and M&A, North America revenue increased organically by £19.9 million. Organic revenue growth was driven by broad-based momentum in all businesses and an incremental return to more normalized trading patterns. Rentokil Initial saw good growth in its residential Pest Control portfolio, from both acquisitions in the years ended December 31, 2020 and 2021 and continued marketing and sales focus. Residential revenue growth in the year ended December 31, 2021 was aided by a continuation of the work from home business environment. Revenues were supported by ongoing disinfection sales and, as expected, these significantly tapered throughout the remainder of the year as the COVID-19 pandemic related market conditions improved. Sales from disinfection amounted to £63.2 million in the year ended December 31, 2021 compared to £142.0 million in the year ended December 31, 2020. The overall performance in the year ended December 31, 2021 was also positively impacted by the recovery of the other commercial businesses: Brand Standards operations (which was significantly impacted in the year ended December 31, 2020 by temporary customer closures in the quick serve restaurant sector) returned to more regular trading with 95% of customers by the end of the year and the Ambius operations returned to pre-pandemic trading levels, delivering growth of 2.7% on the prior year.
Including the impacts of M&A and foreign exchange, contract revenue grew by £94.4 million to £741.0 million in the year ended December 31, 2021 from £646.6 million in the year ended December 31, 2020 and product revenue increased by £44.2 million to £230.4 million in the year ended December 31, 2021 from £186.2 million in the year ended December 31, 2020 but these increases were partly offset by job revenue going down by £45.2 million to £324.7 million in the year ended December 31, 2021 from £369.9 million in the year ended December 31, 2020.
The newly acquired business, Environmental Pest Service, the acquisition of which was completed on January 1, 2021, performed strongly and resulted in benefits from the business’s residential concentration in three important markets such as Florida, Georgia and North Carolina. The commercial pest control business growth was aided by good volumes of work broadly across most markets, and improvements were also seen in bird and mosquito work. The distribution business performed strongly throughout the year, which reflected the general market recovery of the pest services sector and the continued high demand for lawn, golf and turf products.
Europe
Revenue increased by £11.4 million, or 1.4%, to £832.0 million in the year ended December 31, 2021 from £820.6 million in the year ended December 31, 2020. This increase was driven by Southern Europe, which increased revenues by £5.9 million, or 4.1%, to £148.9 million in the year ended December 31, 2021 from £143.0 million in the year ended December 31, 2020, Latin America (including Caribbean) increasing by £6.4 million, or 7.3%, to £94.9 million in the year ended December 31, 2021 from £88.5 million in the year ended December 31, 2020 and France, which increased by £3.2 million, or 1.1%, to £306.4 million in the year ended December 31, 2021 from £303.2 million in the year ended December 31, 2020. These increases were partially offset by Germany revenues decreasing by £6.7 million, or 5.6%, to £113.9 million in the year ended December 31, 2021 from £120.6 million in the year ended December 31, 2020.
This revenue increase was aided by the incremental impact of 2020 M&A of £0.5 million and additional revenue from 2021 M&A of £16.9 million but this was offset by foreign exchange movements having a £23.3 million adverse effect on revenue. Excluding the effect of foreign exchange and M&A, Europe revenue increased organically by £17.3 million.
The Europe region continued to experience disruption from lock-downs and intermittent restrictions throughout the year ended December 31, 2021. Despite these challenges, Workwear (France) made a good recovery and the core segments performed well, with the Pest Control segment largely back to normal and experiencing good growth, and with Hygiene & Wellbeing recovering well. Throughout the year, Rentokil Initial saw customers who remained closed reducing from 10% in the first half of the year ended December 31, 2021 to less than 1% in the second half of the year ended December 31, 2021, with trading in most countries returning to more normal levels. Including the impacts of M&A and foreign exchange, contract revenue grew by £19.0 million to £654.7 million in the year ended December 31, 2021 from £635.7 million in the year ended December 31, 2020, product revenue increased by £3.3 million to £32.3 million in the year ended December 31, 2021 from £29.0 million in the year ended December 31, 2020 and other revenue went up by £7.1 million to £19.1 million in the year ended December 31, 2021 from £12.0m in the year ended December 31, 2020. These increases were partly offset by job revenue going down by £19.3 million to £133.6 million in the year ended December 31, 2021 from £152.9 million in the year ended December 31, 2020. Job revenue includes disinfection revenue, which was introduced as a response to the COVID-19 pandemic, with reduced demand experienced in 2021.
While Rentokil Initial continued to experience some interruptions from restrictions imposed during the fourth and fifth waves of the COVID-19 virus, the impact was more on COVID-19 infections in colleagues, affecting their availability rather than on customer closures. Revenue growth of 8.1% in Pest Control for the year ended December 31, 2021 was impacted by continued lock-downs across parts of Europe and Latin America and poor weather in Europe which delayed the emergence of pests such as wasps and mosquitoes. The Hygiene & Wellbeing segment (excluding disinfection) grew by 3.3% in the year ended December 31, 2021, with most growth generated in the first half of the year ended December 31, 2021 due to weak comparatives as a result of the impact from lock-downs in the first half of the year ended December 31, 2020 . As expected, revenue from disinfection services in 2021 tapered significantly throughout the year ended December 31, 2021. Lock-downs began to ease in the second half of the year ended December 31, 2021 across all markets, resulting in an improving performance from the France Workwear segment, which declined by 1.2% in the year ended December 31, 2021, an improvement from the rate of decline in the year ended December 31, 2020. The France Workwear segment was nevertheless impacted by temporary customer suspensions of 3.4% throughout the year (being the average percentage of customer premises closed, and hence not able to be serviced, during the year).
UK & Sub Saharan Africa
Revenue increased by £31.7 million, or 9.7%, to £359.1 million in the year ended December 31, 2021 from £327.4 million in the year ended December 31, 2020. This increase was driven by UK, Ireland & Baltics increasing revenue by £29.8 million, or 10.3%, to £318.4 million for the year ended December 31, 2021 from £288.6 million in the year ended December 31, 2020 and Sub Saharan Africa increasing revenue by £1.9 million, or 4.8%, to £40.7 million in the year ended December 31, 2021 from £38.8 million in the year ended December 31, 2020.
This revenue increase included no M&A impact and foreign exchange movements had only a £0.4 million adverse effect on revenue. Excluding the effect of foreign exchange, UK & Sub Saharan Africa revenue increased organically by £32.1 million.
Trading conditions in the UK businesses, which were impacted by lock-downs in the first quarter of the year ended December 31, 2021, improved significantly from the second quarter of the year ended December 31, 2021 as a result of continued progress with the UK’s vaccination programme and subsequent easing of restrictions. Recovery of the Irish operations was behind the UK, reflecting continuing government restrictions, however, the trajectory of improvement was similar to that experienced in the UK, although at an earlier stage. A number of key actions undertaken in the year ended December 31, 2020 aided performance in the UK in 2021, including accelerating the pace of Rentokil Initial’s service differentiation, innovation and digital marketing programmes and implementing a number of significant technology-enabled business and cost programmes. Contract revenue grew by £4.8 million to £251.0 million in the year ended December 31, 2021 from £246.2 million in the year ended December 31, 2020 and credit notes reduced by £26.7 million to £5.5 million in the year ended December 31, 2021 from £32.2 million in the year ended December 31, 2020.
The Hygiene & Wellbeing segment in the UK performed strongly throughout the year, driven by strong organic performances and the full year performance of the integrated Cannon Hygiene business. The Ambius business performed well, growing contract portfolio in the second half of the year ended December 31, 2021 as the challenge to make office spaces suitably appealing for employee return stimulated demand for Rentokil Initial’s products and services. The Property Care business also performed well, with revenues benefiting from strong domestic customer demand in the UK residential housing market and signs of recovery in the commercial property market.
The Sub Saharan Africa region delivered a robust performance despite ongoing pandemic related challenges, increasing revenue by £1.9 million, or 4.8%, to £40.7 million in the year ended December 31, 2021 from £38.8 million in the year ended December 31, 2020.
Asia & MENAT
Revenue increased by £8.0 million, or 3%, to £271.3 million in the year ended December 31, 2021 from £263.3 million in the year ended December 31, 2020. This revenue increase was driven by MENAT increasing revenue by £7.6 million, or 35.3%, to £28.9 million in the year ended December 31, 2021 from £21.3 million in the year ended December 31, 2020, India increasing revenue by £4.9 million, or 10.1%, to £53.6 million in the year ended December 31, 2021 from £48.7 million in the year ended December 31, 2020 and China improving by £2.9 million, or 19.1%, to £17.9 million for the year ended December 31, 2021 from £15.0 million in the year ended December 31, 2020. This was partly offset by a revenue decrease in Indonesia of £2.3 million, or 5.0%, to £42.3 million in the year ended December 31, 2021 from £44.6 million in the year ended December 31, 2020 and also in Malaysia of £1.4 million, or 4.0%, to £33.4 million in the year ended December 31, 2021 from £34.8 million in the year ended December 31, 2020.
This revenue increase was aided by the incremental impact of 2020 M&A of £0.5 million and additional revenue from 2021 M&A of £8.4 million but this was offset by foreign exchange movements having a £14.4 million adverse effect on revenue. Excluding the effect of foreign exchange and M&A, Asia & MENAT revenue increased organically by £13.5 million.
This was an improving performance, but recovery was held back by difficult trading conditions in Malaysia, Indonesia, Vietnam and Thailand as a result of very restrictive lock-downs from late second quarter of the year ended December 31, 2021 and into the third quarter of the year ended December 31, 2021. With fewer restrictions and a higher vaccination rate, China performed considerably better, delivering revenue growth of 19.1% in the year ended December 31, 2021. Despite ongoing macro-economic challenges in Lebanon, the Boecker business, acquired in August 2021, performed well with integration proceeding according to plan. Including the impacts of M&A and foreign exchange, contract revenue grew by £6.7 million to £204.5 million in the year ended December 31, 2021 from £197.8 million in the year ended December 31, 2020 but job revenue decreased by £2.5 million to £52.4 million in the year ended December 31, 2021 from £54.9 million in the year ended December 31, 2020. Credit notes reduced by £3.6 million to £3.2 million in the year ended December 31, 2021 from £6.8 million in the year ended December 31, 2020. Job revenue included disinfection revenue, which was introduced as a response to the COVID-19 pandemic, which decreased by £0.7 million to £13.3 million in the year ended December 31, 2021 from £14.0 million in the year ended December 31, 2020.
Both the Pest Control and Hygiene & Wellbeing segments continued to be impacted by the COVID-19 pandemic and lock-downs in the year ended December 31, 2021, with temporary customer suspensions peaking at 7.9% in August 2021 but falling to 2.8% by December 2021, as Rentokil Initial’s markets recovered and its ability to service customers improved. Emergency disinfection services were broadly similar in both the first and second half of the year ended December 31, 2021, providing a hedge to disruption of regular core service provision.
Pacific
Revenue increased by £19.0 million, or 10.7%, to £196.5 million in the year ended December 31, 2021 from £177.5 million in the year ended December 31, 2020. Australia revenue increased by £17.5 million, or 13.3%, to £149.1 million in the year ended December 31, 2021 from £131.6 million in the year ended December 31, 2020 and New Zealand grew by £2.0 million, or 4.7%, to £45.1 million in the year ended December 31, 2021 from £43.1 million in the year ended December 31, 2020.
This revenue increase was aided by additional revenue from 2021 M&A of £4.2 million and by foreign exchange movements having a £3.7 million positive effect on revenue. Excluding the effect of foreign exchange and M&A, Pacific revenue increased organically by £11.1 million.
The core businesses in the Pacific delivered a much improved performance in the year ended December 31, 2021, despite intermittent lock-downs in both Australia and New Zealand impacting revenue, primarily in New Zealand which continued a suppression strategy towards the COVID-19 pandemic. The Australian operations were more robust, reflecting the easing of government restrictions despite the arrival of the Omicron variant in November 2021. Including the impacts of M&A and foreign exchange, contract revenue grew by £8.1 million to £158.4 million in the year ended December 31, 2021 from £150.3 million in the year ended December 31, 2020 and job revenue increased by £6.8 million to £36.6 million in the year ended December 31, 2021 from £29.8 million in the year ended December 31, 2020. Credit notes reduced by £4.6 million to £4.1 million in the year ended December 31, 2021 from £8.7 million in the year ended December 31, 2020. Job revenue includes disinfection revenue, which was introduced as a response to the COVID-19 pandemic, which decreased by £0.5 million to £1.3 million in the year ended December 31, 2021 from £1.8 million in the year ended December 31, 2020.
Demand for the Pest Control services was strong throughout the year ended December 31, 2021, particularly in commercial pest control and bird control. Residential work in the second half of the year ended December 31, 2021 was slightly weaker than in the first half of the year ended December 31, 2021, reflecting customers deferring treatments during periods of lock-down. In the Hygiene & Wellbeing segment, core service provision recovered well, although the second half of the year ended December 31, 2021 saw some weakening in service levels due to temporary site closures. Portfolio growth was strong, however, with customers responding positively to the relaunched air hygiene proposition, which was a major source of growth, and the hand sanitizer portfolio was largely maintained. The Ambius business performed well in the year ended December 31, 2021, with portfolio growth above 10% as businesses began to prepare for a return to offices.
Revenue for Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019
North America
Revenue increased by £131.5 million, or 12.3%, to £1,196.8 million in the year ended December 31, 2020 from £1,065.3 million in the year ended December 31, 2019. This revenue increase was aided by the incremental impact of 2019 M&A of £58.4 million and additional revenue from 2020 M&A of £10.9 million but this was partly offset by foreign exchange movements having a £15.4 million adverse effect on revenue. Excluding the effect of foreign exchange and M&A, North America revenue increased organically by £77.6 million.
Revenues in North America were supported by high volume of sales of disinfection services launched in the second quarter of the year ended December 31, 2020 and a good performance from the Pest Control business. Demand for residential pest control remained strong, but commercial pest services were impacted by temporary business closures. Ambius and Brand Standards also saw significant disruption to services, reflecting the more discretionary nature of Ambius products and Brand Standards’ exposure to the fast food sector, which also suffered from temporary business suspensions.

Including the impacts of M&A and foreign exchange, contract revenue grew by £43.8 million to £646.6 million in the year ended December 31, 2020 from £602.8 million in the year ended December 31, 2019 and job revenue increased by £109.1 million to £369.9 million in the year ended December 31, 2020 from £260.8 million in the year ended December 31, 2019 but these increases were partly offset by product revenue going down by £19.9 million to £186.2 million in the year ended December 31, 2020 from £206.1 million in the year ended December 31, 2019. Job revenue benefited from disinfection revenue, which was introduced as a response to the COVID-19 pandemic, of £142.0 million in the year ended December 31, 2020 (£nil in the year ended December 31, 2019).
Europe
Revenue increased by £18.1 million, or 2.3%, to £820.6 million in the year ended December 31, 2020 from £802.5 million in the year ended December 31, 2019. This increase was driven by Germany, which increased revenues by £13.1 million, or 12.1%, to £120.6 million in the year ended December 31, 2020 from £107.5 million in the year ended December 31, 2019 and Southern Europe, which increased by £8.5 million, or 6.3%, to £143.0 million in the year ended December 31, 2020 from £134.5 million in the year ended December 31, 2019. These increases were partially offset by France revenues decreasing by £7.2 million, or 2.3%, to £303.2 million in the year ended December 31, 2020 from £310.4 million in the year ended December 31, 2019.
This revenue increase was aided by the incremental impact of 2019 M&A of £8.5 million and additional revenue from 2020 M&A of £8.7 million but this was offset by foreign exchange movements having a £4.0 million adverse effect on revenue. Excluding the effect of foreign exchange and M&A, Europe revenue increased organically by £4.9 million.
The Europe region saw a mixed impact from the COVID-19 pandemic. While some countries were less impacted due to early and effective lock-downs, such as Germany, other regions, including France and parts of Southern Europe, were more severely impacted. In Latin America, while revenues in the Pest Control segment declined, overall performance for the year was aided by disinfection sales. Including the impacts of M&A and foreign exchange, contract revenue fell by £20.2 million to £635.7 million in the year ended December 31, 2020 from £655.9 million in the year ended December 31, 2019 but job revenue increased by £48.1 million to £152.9 million in the year ended December 31, 2020 from £104.8 million in the year ended December 31, 2019. Hygiene & Wellbeing was the region’s best performing segment, with good contributions from disinfection and products. The Pest Control segment delivered a robust performance in the year ended December 31, 2020, while France Workwear was most impacted by the COVID-19 pandemic, being particularly affected by temporary business closures in the hospitality and food services sector.
UK & Sub Saharan Africa
Revenue decreased by £21.1 million, or 6.0%, to £327.4 million in the year ended December 31, 2020 from £348.5 million in the year ended December 31, 2019. This decrease was driven by UK, Ireland & Baltics decreasing revenue by £18.0 million, or 5.9%, to £288.6 million in the year ended December 31, 2020 from £306.6 million in the year ended December 31, 2019 and Sub Saharan Africa decreasing by £3.1 million, or 7.3%, to £38.8 million in the year ended December 31, 2020 from £41.9 million in the year ended December 31, 2019.
This revenue decrease included the incremental impact of 2019 M&A of £0.5 million and additional revenue from 2020 M&A of £0.9 million but this was offset by foreign exchange movements having a £4.6 million adverse effect on revenue. Excluding the effect of foreign exchange and M&A, UK & Sub Saharan Africa revenue fell organically by £17.9 million.
The UK and Sub Saharan Africa region was significantly impacted by the COVID-19 pandemic, particularly in April 2020, which was the peak of the COVID-19 pandemic for Rentokil Initial. The Hygiene businesses in the UK and Ireland were unable to service customers within many sectors, but primarily the hospitality and food services sector which was subjected to government restrictions and lock-downs throughout the year. The Pest Control business in the UK also saw revenue declines in the year ended December 31, 2020, reflecting temporary business closures and suspensions. In contrast, the Specialist Hygiene, Medical and Products businesses performed well, benefiting from increased disinfection services.

Disinfection revenue, which was introduced as a response to the COVID-19 pandemic, generated revenue of £12.6 million in the year ended December 31, 2020. Ambius and Property Care were severely impacted as a result of customers cutting their spending on more discretionary services such as interior landscaping and plants, with Property Care further impacted by weakness in the UK commercial housing market. Overall, Job revenue grew by £6.7 million to £99.7 million in the year ended December 31, 2020 from £93.0 million in the year ended December 31, 2019 and credit notes increased by £27.8 million to £32.2 million in the year ended December 31, 2020 from £4.4 million in the year ended December 31, 2019.
Asia & MENAT
Revenue increased by £3.2 million, or 1.3%, to £263.3 million in the year ended December 31, 2020 from £260.1 million in the year ended December 31, 2019. This revenue increase was driven by Indonesia increasing revenue by £8.4 million, or 23.2%, to £44.6 million in the year ended December 31, 2020 from £36.2 million in the year ended December 31, 2019, Hong Kong increasing by £3.5 million, or 18.1%, to £22.8 million in the year ended December 31, 2020 from £19.3 million in the year ended December 31, 2019 and Singapore improving by £1.9 million, or 7.1%, to £29.6 million in the year ended December 31, 2020 from £27.7 million in the year ended December 31, 2019. This was offset by a revenue decrease in India of £12.8 million, or 20.8%, to £48.7 million in the year ended December 31, 2020 from £61.5 million in the year ended December 31, 2019 and also in Malaysia of £2.8 million, or 7.5%, to £34.8 million in the year ended December 31, 2020 from £37.6 million in the year ended December 31, 2019.
This revenue increase was aided by the incremental impact of 2019 M&A of £10.3 million and additional revenue from 2020 M&A of £3.2 million but this was offset by foreign exchange movements having a £8.1 million adverse effect on revenue. Excluding the effect of foreign exchange and M&A, Asia & MENAT revenue fell organically by £2.2 million.
China, Hong Kong and South Korea were among the first countries to be impacted by the COVID-19 pandemic and, as a result, were the first to recover, with strong demand for disinfection and hygiene product sales offsetting falls in contract revenue from other countries. Country performance across Asia was mixed in the year ended December 31, 2020, with Singapore, Indonesia, Thailand, South Korea and Sri Lanka performing well, but with India and Malaysia experiencing the worst impacts from the COVID-19 pandemic. Including the impacts of M&A and foreign exchange, contract revenue fell by £4.3 million to £197.8 million in the year ended December 31, 2020 from £202.1 million in the year ended December 31, 2019 but job revenue increased by £12.8 million to £54.9 million in the year ended December 31, 2020 from £42.1 million in the year ended December 31, 2019. Job revenue benefited from disinfection revenue of £14.0 million, which was introduced as a response to the COVID-19 pandemic. Credit notes increased by £5.2 million to £6.8 million in the year ended December 31, 2020 from £1.6 million in the year ended December 31, 2019.
Pacific
Revenue decreased by £8.3 million, or 4.5%, to £177.5 million in the year ended December 31, 2020 from £185.8 million in the year ended December 31, 2019. Australia revenue decreased by £4.6 million, or 3.4%, to £131.6 million in the year ended December 31, 2020 from £136.2 million in the year ended December 31, 2019 and New Zealand declined by £2.9 million, or 6.3%, to £43.1 million in the year ended December 31, 2020 from £46.0 million in the year ended December 31, 2019.
This revenue decrease included the incremental impact of 2019 M&A of £1.3 million and additional revenue from 2020 M&A of £1.1 million but this was offset by foreign exchange movements having a £3.5 million adverse effect on revenue. Excluding the effect of foreign exchange and M&A, Pacific revenue fell organically by £7.2 million.
All operations were impacted by the crisis as a result of government restrictions, particularly in New Zealand which entered into a lock-down in late March 2020. Pest Control revenue in the region fell by 3.2% in the year ended December 31, 2020 and Hygiene declined by 6.5% in the year ended December 31, 2020 compared to the year ended December 31, 2019. Job revenue grew by £1.8 million to £29.8 million in the year ended December 31, 2020 from £28.0 million in the year ended December 31, 2019, as a result of the newly introduced disinfection services, but product revenue decreased by £1.4 million to £6.2 million in the year ended December 31, 2020 from £7.6 million in the year ended December 31, 2019. Credit notes increased by £6.9 million to £8.7 million in the year ended December 31, 2020 from £1.8 million in the year ended December 31, 2019.
Non-IFRS Alternative Indicative Measures
Rentokil Initial uses a number of measures to present the financial performance of the business which are not IFRS measures as defined under IFRS. Management believes these measures provide valuable additional information for users of the Financial Statements in order to better understand the underlying trading performance in the year from activities and businesses that will contribute to future performance. Rentokil Initial’s internal strategic planning process is also based on these measures and they are used for incentive purposes. They should be viewed as complements to, and not replacements for, the comparable IFRS measures.
Constant Exchange Rates (CER)
Given the international nature of Rentokil Initial’s operations, foreign exchange movements can have a significant impact on the reported results of Rentokil Initial when they are translated into sterling (the functional currency of Rentokil Initial). In order to help understand the underlying trading performance of the business, revenue and profit measures are often presented at CER. CER is calculated by translating current-period reported numbers at the full-year average exchange rates for the prior year, in order to give management and other users of the accounts better visibility of underlying trading performance against the prior period. The major exchange rates used for the comparisons between the six months ended June 30, 2022 and June 30, 2021 are £/$ 1.3739 and £/€ 1.1617. The major exchange rates used for the comparisons between the years ended December 31, 2021 and December 31, 2020 are £/$ 1.2951 and £/€ 1.1315. The major exchange rates used for the comparisons between the years ended December 31, 2020 and December 31, 2019 are £/$ 1.2790 and £/€ 1.1419.
Ongoing Revenue and Ongoing Operating Profit
The following table represents a reconciliation of Revenue to Ongoing Revenue and of Operating Profit to Ongoing Operating Profit for the six months ended June 30, 2022 at both actual exchange rates (AER) and CER compared to the six months ended June 30, 2021:
	2022 AER	2022 CER(3)	2021 AER 2021 CER		% change
	(in millions)				AER	CER(3)
Revenue	£1,572.1	£1,535.3	£1,454.7	1,454.6	8.1%	5.5%
Revenue – disposed and closed businesses(1)	(0.9)	(0.9)	(1.7)	(1.7)	47.3%	47.4%
Ongoing Revenue	£1,571.2	£1,534.4	£1,453.0	1,452.9	8.1%	5.6%
Operating Profit	£169.7	£166.5	£160.6	160.2	5.6%	3.9%
One-off items	23.1	22.9	10.9	10.9	111.8%	110.5%
Amortization and impairment of intangible assets(2)	39.7	38.7	37.1	37.1	7.4%	4.3%
Adjusted operating profit	£232.5	£228.1	£208.6	208.2	11.5%	9.6%
Operating profit – disposed and closed businesses	—	—	—	—	—	—
Ongoing Operating Profit	£232.5	£228.1	£208.6	208.2	11.5%	9.6%

(1)
Includes revenue of £0.9 million (2021: £1.5 million) from product sales by Rentokil Initial to CWS-boco International GmbH.

(2)
Excluding computer software.

(3)
CER is calculated by translating current-period reported numbers at the full-year average exchange rates for the prior year, in order to give management and other users of the accounts better visibility of underlying trading performance against the prior period.
The following table represents a reconciliation of Revenue to Ongoing Revenue and of Operating Profit to Ongoing Operating Profit for the year ended December 31, 2021 at both actual exchange rates (AER) and CER compared to the year ended December 31, 2020:
	2021 AER	2021 CER(3)	2020	% change
	(in millions, except for shares)			AER	CER(3)
Revenue	£2,956.6	£3,066.2	£2,803.3	5.5%	9.4%
Revenue – disposed and closed businesses(1)	(2.7)	(2.7)	(13.9)	80.4%	80.4%
Ongoing Revenue	£2,953.9	£3,063.5	£2,789.4	5.9%	9.8%
Operating Profit	£346.5	£360.1	£293.8	17.9%	22.6%
One-off items	20.7	21.3	7.7	170.2%	177.6%
Amortization and impairment of intangible assets(2)	74.3	77.3	82.5	(9.9)%	(6.4)%
Adjusted operating profit	£441.5	£458.7	£384.0	15.0%	19.5%
Operating profit – disposed and closed businesses	—	—	(0.2)	109.6%	110.1%
Ongoing Operating Profit	£441.5	£458.7	£383.8	15.0%	19.5%

(1)
Includes revenue of £2.7 million (2020: £7.1 million) from product sales by Rentokil Initial to CWS-boco International GmbH.

(2)
Excluding computer software.

(3)
CER is calculated by translating current-year reported numbers at the full-year average exchange rates for the prior year, in order to give management and other users of the accounts better visibility of underlying trading performance against the prior period.

The following table represents a reconciliation of Revenue to Ongoing Revenue and of Operating Profit to Ongoing Operating Profit for the year ended December 31, 2020 at both actual exchange rates (AER) and CER compared to the year ended December 31, 2019:
	2020 AER	2020 CER(3)	2019	% change
	(in millions, except for shares)			AER	CER(3)
Revenue	£2,803.3	£2,838.8	£2,704.2	3.7%	5.0%
Revenue – disposed and closed businesses(1)	(13.9)	(13.9)	(38.2)	63.5%	63.7%
Ongoing Revenue	£2,789.4	£2,824.9	£2.666.0	4.6%	6.0%
Operating Profit	£293.8	£295.3	£265.6	10.6%	11.2%
One-off items – operating	7.7	7.7	14.6	(47.5)%	(47.5)%
Amortization and impairment of intangible assets(2)	82.5	85.3	85.2	(3.2)%	(0.0)%
Adjusted operating profit	£384.0	£388.3	£365.4	5.1%	6.3%
Operating profit – disposed and closed businesses	(0.2)	(0.2)	2.7	(107.1)%	(106.9)%
Ongoing Operating Profit	£383.8	£388.1	£368.1	4.3%	5.4%

(1)
Includes revenue of £7.1 million (2019: £10.7 million) from product sales by Rentokil Initial to CWS-boco International GmbH.

(2)
Excluding computer software.

(3)
CER is calculated by translating current-year reported numbers at the full-year average exchange rates for the prior year, in order to give management and other users of the accounts better visibility of underlying trading performance against the prior period.

Adjusted Profit after Tax and Adjusted Earnings per Share
The following table represents a reconciliation of Profit for the Period to Adjusted Profit before Tax for the periods presented:
	Six months ended June 30, 2022	Six months ended June 30, 2021
	(in millions, except for shares)
Profit for the Period	£124.2	£119.2
One-off items – operating	23.1	10.9
Amortization and impairment of intangibles(1)	39.7	37.1
Net interest adjustments	0.7	(2.8)
Tax on above items(2)	(11.5)	(10.0)
Adjusted Profit after Tax	£176.2	£154.4
Adjusted Earnings per Share	10.69p	8.31p

(1)
Excluding computer software.

(2)
One-off items – operating £1.4 million (2021: £1.4 million), amortization and impairment of intangibles £9.9 million (2021: £9.1 million), net interest adjustments £0.2 million (2021: £(0.5) million).

The following table represents a reconciliation of Profit for the Year to Adjusted Profit before Tax for the periods presented:
	2021	2020	2019
	(in millions)
Profit for the Year	£263.2	£185.9	£283.5
One-off items – operating(1)	20.7	7.7	14.6
One-off items – associates	—	—	2.4
Net gain on disposals	—	—	(103.8)
Amortization and impairment of intangibles(2)	74.3	82.5	85.2
Net interest adjustments	(3.6)	35.2	4.0
Tax on above items(3)	(18.9)	(26.4)	(19.1)
Adjusted Profit after Tax	£335.7	£284.9	£266.8
Adjusted Earnings per Share	18.07p	15.37p	14.43p

(1)
See One-Off Items – Operating table below.

(2)
Excluding computer software.

(3)
One-off items – operating £1.7 million (2020: £2.4 million), amortization and impairment of intangibles £18.2 million (2020: £17.5 million), net interest adjustments £(1.0) million (2020: £6.5 million).

One-Off Items — Operating
	One-off cost/ (income) 2021 £m	One-off tax impact 2021 £m	One-off cash inflow/ (outflow) 2021 £m	One-off cost/ (income) 2020 £m	One-off tax impact 2020 £m	One-off cash inflow/ (outflow) 2020 £m	One-off cost/ (income) 2019 £m	One-off tax impact 2019 £m	One-off cash inflow/ (outflow) 2019 £m
Acquisition and integration costs	13.3	(1.3)	(12.1)	14.7	(3.0)	(14.7)	25.0	(3.2)	(21.3)
Fees relating to Terminix transaction	6.0	—	(6.0)	—	—	—	—	—	—
Pension scheme closure in North America	—	—	—	(7.3)	2.0	—	—	—	—
UK pension scheme – partial return of surplus	—	—	—	—	—	8.5	—	—	—
UK pension scheme – adjustment to settlement cost	—	—	—	—	—	—	(17.4)	6.1	—
Adjustment to acquired balance sheet – Cannon UK and MPCL	—	—	—	—	—	—	7.0	(1.2)	—
Other	1.4	(0.4)	(9.0)	0.3	(1.4)	3.9	—	(0.6)	(2.6)
Total	20.7	(1.7)	(27.1)	7.7	(2.4)	(2.3)	14.6	1.1	(23.9)
Free Cash Flow and Free Cash Flow Conversion
The following table represents a reconciliation of Net Cash from Operating Activities to Free Cash Flow for the periods presented:
	Six months ended June 30, 2022	Six months ended June 30, 2021
	(in millions)
Net cash from operating activities	£261.1	£331.8
Purchase of property, plant, equipment and intangible fixed assets	(83.1)	(71.6)
Capital element of lease payments and initial direct costs incurred	(45.3)	(41.1)
Proceeds from sale of property, plant, equipment and software	3.2	1.6
Dividends received from associates	0.4	—
Free Cash Flow	£136.3	£220.7
One-off items – operating(1)	14.9	9.0
Product development additions	3.4	2.7
Adjusted Free Cash Flow	£154.6	£232.4
Free Cash Flow conversion	87.7%	150.5%
The following table represents a reconciliation of Net Cash from Operating Activities to Free Cash Flow for the periods presented:
	2021	2020 (as restated)	2019 (as restated)
	(in millions)
Net cash from operating activities	£563.2	£547.4	£462.6
Purchase of property, plant, equipment and intangible fixed assets	(159.9)	(152.5)	(172.6)
Capital element of lease payments and initial direct costs incurred	(88.1)	(82.8)	(84.2)

	2021	2020 (as restated)	2019 (as restated)
	(in millions)
Proceeds from sale of property, plant, equipment and software	7.4	6.3	3.2
Dividends received from associates	3.9	11.7	30.4
Free Cash Flow	£326.5	£330.1	£239.4
Dividend received from CWS-boco International GmbH	—	—	(26.4)
One-off items – operating(1)	27.1	6.7	23.9
Product development additions	6.4	5.7	5.6
Adjusted Free Cash Flow	£360.0	£342.5	£242.5
Free Cash Flow conversion	107.3%	120.2%	94.2%

(1)
Excludes £4.4 million related to gain on sale and leaseback which is already included in Free Cash Flow from continuing operations.

Liquidity and Capital Resources
The primary source of Rentokil Initial’s liquidity over the last three years was cash generated from operations. These funds were generally used to pay interest, taxes and dividends, and to fund capital expenditure and acquisitions, and, Rentokil Initial expects to continue to fund future operating and capital needs. Rentokil Initial considers its working capital to be sufficient for its present requirements.
Cash Flow Activity
Cash flows from operating, investing and financing activities, as reflected in the accompanying consolidated statements of cash flow, are summarized in the following table for the six months ended June 30, 2022 and 2021:
	Six months ended June 30, 2022	Six months ended June 30, 2021 (as restated)	Percent Change
Net cash provided from (used for):
Operating activities	261.1	331.8	(21.3)%
Investing activities	(208.6)	(324.6)	35.7%
Financing activities	1,470.6	(161.0)	1,013.4%
Net increase/(decrease) in cash and cash equivalents	1,523.1	(153.8)	1,090.3%
Cash and cash equivalents at the beginning of year	241.9	550.8	(56.1)%
Exchange gains/(losses) on cash and cash equivalents	22.8	(9.1)	350.5%
Cash and cash equivalents at end of the financial year	£1,787.8	£387.9	360.9%
Cash Flow for Six Months ended June 30, 2022 Compared to the Six Months ended June 30, 2021
Operating Activities
Net cash inflows from operating activities decreased by £70.7 million, or 21.3%, to £261.1 million in the six months ended June 30, 2022 from £331.8 million in the six months ended June 30, 2021. The main driver of this decrease was the decrease in working capital flows of £76.1 million to £14.4 million outflow in the six months ended June 30, 2022 from £61.7 million inflow in the six months ended June 30, 2021 due to the heightened focus in the six months ended June 30, 2021 on working capital management in order to optimize inventory levels and to try to mitigate the increased risk around the delay and non-payment of receivables that has since lessened. Also, in the current macro-economic environment, the Group worked hard with customers and suppliers to manage supply chain challenges, investing in higher inventories, with cash outflows up £20.3m relative to the first half of 2021 to provide confidence in the Group’s ability to maintain supply to customers. The net impact of interest and tax paid was an increase of £11.5 million to £50.8 million in the six months ended June 30, 2022 from £39.3 million for the year ended June 30, 2021.
This was partially offset by an increase in Operating Profit by £9.1 million, to £169.7 million in the six months ended June 30, 2022 from £160.6 million in the six months ended June 30, 2021. Within Operating Profit, non-cash items moved as follows: (1) Depreciation of property, plant and equipment increased by £4.5 million to £105.1 million in the six months ended June 30, 2022 from £100.6 million in the six months ended June 30, 2021, (2) Amortization and impairment of intangible assets (excluding computer software) increased by £2.6 million to £39.7 million in the six months ended June 30, 2022 from £37.1 million in the six months ended June 30, 2021, (3) Amortization and impairment of computer software increased by £1.1 million to £8.6 million in the six months ended June 30, 2022 from £7.5 million in the six months ended June 30, 2021 and (4) Other non-cash items decreased by £0.4 million to £3.2 million in the six months ended June 30, 2022 from £3.6 million in the six months ended June 30, 2021.
Investing Activities
Net cash outflows from investing activities decreased by £116.0 million, or 35.7%, to £208.6 million in the six months ended June 30, 2022 from £324.6 million in the six months ended June 30, 2021. The main drivers of this decrease were outflows from acquisition of companies and businesses decreasing by £127.3 million to £127.4 million in the six months ended June 30, 2022 from £254.7 million in the six months ended June 30, 2021, partially offset by purchases of property, plant and equipment increasing by £8.8 million to £67.9 million for the six months ended June 30, 2022 from £59.1 million in the six months ended June 30, 2021, reflecting a more normal pattern of spend as the pandemic was exited.
Financing Activities
Net cash flows from financing activities increased by £1,631.6 million to a £1,470.6 million inflow in the six months ended June 30, 2022 from a £161.0 million outflow in the six months ended June 30, 2021. The main drivers of this increase were inflows from proceeds from new debt increasing by £1,742.3 million to £1,743.8 million in the six months ended June 30, 2022 from £1.5 million in the six months ended June 30, 2021, and dividends paid decreasing by £20.4 million to £79.6 million in the six months ended June 30, 2022 from £100.0 million in the six months ended June 30, 2021. This increase was partially offset by outflows from debt repayments increasing by £127.1 million to £136.2 million in the six months ended June 30, 2022 from £9.1 million in the six months ended June 30, 2021.
Cash flows from operating, investing and financing activities, as reflected in the accompanying consolidated statements of cash flow, are summarized in the following table:
				Percent Change
	2021	2020 (as restated)	2019 (as restated)	2021	2020
	(in £millions, except percentages)
Net cash provided from (used for):
Operating activities	563.2	547.4	462.6	2.9%	18.3%
Investing activities	(441.1)	(497.5)	(62.1)	11.3%	(701.1)%
Financing activities	(417.1)	229.5	(220.0)	(281.7)%	204.3%
Net (decrease)/increase in cash and cash equivalents	(295.0)	279.4	180.5	(205.6)%	54.8%
Cash and cash equivalents at the beginning of year	550.8	273.9	100.9	101.1%	171.5%
Exchange losses on cash and cash equivalents	(13.9)	(2.5)	(7.5)	(456.0)%	66.7%
Cash and cash equivalents at end of the financial year	£241.9	£550.8	£273.9	(56.1)%	101.1%

Cash Flow for Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020
Operating Activities
Net cash inflows from operating activities increased by £15.8 million, or 2.9%, to £563.2 million in the year ended December 31, 2021 from £547.4 million in the year ended December 31, 2020. The main driver of this increase was the increase in Operating Profit by £52.8 million, to £346.5 million in the year ended December 31, 2021 from £293.7 million in the year ended December 31, 2020. Within Operating Profit, non-cash items moved as follows: (1) Depreciation of property, plant and equipment decreased by £3.9 million to £128.4 million in the year ended December 31, 2021 from £132.3 million in the year ended December 31, 2020 due to capital expenditures spend being lower in 2020 as a result of the COVID 19 pandemic. (2) Depreciation of leased assets increased by £0.4 million to £78.4 million in the year ended December 31, 2021 from £78.0 million in the year ended December 31, 2020. (3) Amortization and impairment of intangible assets (excluding computer software) decreased by £8.2 million to £74.3 million in the year ended December 31, 2021 from £82.5 million in the year ended December 31, 2020 due to non repeat of goodwill impairments of £8.1 million related to the Rentokil PCI cash generating unit (CGU) and £2.5 million related to the Brazil CGU that occurred in the year ended December 31 2020. (4) Amortization and impairment of computer software decreased by £1.7 million to £16.8 million in the year ended December 31, 2021 from £18.5 million in the year ended December 31, 2020 due to lower software capital expenditures in the year ended December 31, 2020 due to the COVID-19 pandemic. (5) Other non-cash items increased by £6.3 million to £5.8 million in the year ended December 31, 2021 from £(0.5) million in the year ended December 31, 2020 mainly due to higher non-cash share based payment costs. Cash interest paid in the year ended December 31, 2021 increased by £4.5 million to £68.9 million from £64.4 million in the year ended December 31, 2020 due to higher profits.
This increase in Operating Profit was partially offset by a decrease in working capital inflow of £30.0 million to £18.8 million in the year ended December 31, 2021 from £48.8 million inflow in the year ended December 31, 2020 due to the heightened focus in the year ended December 31, 2020 on working capital management in order to optimize inventory levels and to try to mitigate the increased risk around the delay and non-payment of receivables. This is reflected in the trade and other receivables inflow increasing by £78.1 million to £58.8 million in the year ended December 31, 2021 from a £19.3 million outflow in the year ended December 31, 2020 due to the faster collection of accounts receivable balances, the trade and other payable and provisions outflow increasing by £121.2 million to £43.0 million in the year ended December 31, 2021 from a £78.2 million inflow in the year ended December 31, 2020 and the inventories outflow decreasing by £20.1 million to £3.2 million in the year ended December 31, 2021 from £23.3 million in the year ended December 31, 2020. The net impact of interest and tax paid was a decrease of £0.1 million to £105.3 million in the year ended December 31, 2021 from £105.4 million for the year ended December 31, 2020.
Investing Activities
Net cash outflows from investing activities decreased by £56.4 million, or 11.3%, to £441.1 million in the year ended December 31, 2021 from £497.5 million in the year ended December 31, 2020. The main drivers of this decrease were net investment in term deposits changing by £341.1 million to a £170.6 million inflow for the year ended December 31, 2021 from a £170.5 million outflow in the year ended December 31, 2020, partially offset by outflows from acquisitions of companies and businesses increasing by £268.4 million to £463.1 million for the year ended December 31, 2021 from £194.7 million in the year ended December 31, 2020.
Financing Activities
Net cash flows from financing activities decreased by £646.6 million to a £417.1 million outflow in the year ended December 31, 2021 from a £229.5 million inflow in the year ended December 31, 2020. The main drivers of this decrease were inflows from proceeds from new debt decreasing by £1,686.1 million to £4.7 million for the year ended December 31, 2021 from £1,690.8 million in the year ended December 31, 2020, and dividends paid increasing by £138.7 million to £138.7 million in the year ended December 31, 2021 from nil in the year ended December 31, 2020. This decrease was partially offset by outflows from debt repayments decreasing by £1,185.6 million to £166.6 million in the year ended December 31, 2021 from £1,352.2 million in the year ended December 31, 2020.
Cash Flow for Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019
Operating Activities
Net cash inflows from operating activities increased by £84.8 million, or 18.3%, to £547.4 million in the year ended December 31, 2020 from £462.6 million in the year ended December 31, 2019. The first driver of this increase was the increase in Operating Profit by £28.1 million, to £293.7 million in the year ended December 31, 2020 from £265.6 million in the year ended December 31, 2019. Within Operating Profit, non-cash items moved as follows: (1) Depreciation of property, plant and equipment increased by £6.0 million to £132.3 million in the year ended December 31, 2020 from £127.3 million in the year ended December 31, 2019 due to capital expenditures spend being higher in 2020. (2) Depreciation of leased assets decreased by £0.8 million to £78.0 million in the year ended December 31, 2020 from £78.0 million in the year ended December 31, 2019. (3) Amortisation and impairment of intangible assets (excluding computer software) decreased by £2.7 million to £82.5 million in the year ended December 31, 2020 from £85.2 million in the year ended December 31, 2019 lower amortization of customer relationships offset by goodwill impairments of £8.1 million related to the Rentokil PCI cash generating unit (CGU) and £2.5 million related to the Brazil CGU that occurred in the year ended December 31 2020. (4) Amortisation and impairment of computer software increased by £4.9 million to £18.5 million in the year ended December 31, 2020 from £13.6 million in the year ended December 31, 2020 due to higher software capital expenditures in the year ended December 31, 2020. (5) Other non-cash items increased by £(4.8) million to £(0.5) million in the year ended December 31, 2020 from £(4.3) million in the year ended December 31, 2019 due higher profit on sales from tangible and intangible assets. Cash interest paid in the year ended December 31, 2020 increased by £21.2 million to £64.4 million from £43.2 million in the year ended December 31, 2019 due to higher profits.
The second driver of this increase was the increase in working capital inflow of £60.1 million to £48.8 million in the year ended December 31, 2020 from £11.3 million outflow in the year ended December 31, 2019 due to the heightened focus in the year ended December 31, 2020 on working capital management in order to optimize inventory levels and to try to mitigate the increased risk around the delay and non-payment of receivables. This is reflected in the trade and other receivables outflow decreasing by £13.4 million to £19.3 million in the year ended December 31, 2020 from £32.7 million in the year ended December 31, 2019 and the trade and other payables and provisions inflow increasing by £58.0 million to £78.2 million in the year ended December 31, 2020 from £20.2 million in the year ended December 31, 2019. Inventories outflow increased by £19.7 million to £23.3 million in the year ended December 31, 2020 from £3.6 million in the year ended December 31, 2019 due to the purchase of additional personal protective equipment.
Investing Activities
Net cash outflows from investing activities increased by £435.4 million, or 701.1%, to £497.5 million in the year ended December 31, 2020 from £62.1 million in the year ended December 31, 2019. The main drivers of this were inflows from disposal of companies and businesses decreasing by £389.7 million to £2.2 million in the year ended December 31, 2020 from £391.9 million in the year ended December 31, 2019 and net investment in term deposits changing by £171.2 million to a £170.5 million outflow for the year ended December 31, 2020 from a £0.7 million inflow in the year ended December 31, 2019. This was partially offset by outflows from acquisitions of companies and businesses decreasing by £121.0 million to £194.7 million for the year ended December 31, 2020 from £315.7 million in the year ended December 31, 2019.
Financing Activities
Net cash flows from financing activities increased by £449.5 million to £229.5 million inflow in the year ended December 31, 2020 from £220.0 million outflow in the year ended December 31, 2019. The main drivers of this were inflows of £540.4 million from a new €600 million bond issue partially offset by a bond and loan repayment of £197.4 million. Dividends paid decreased by £85.8 million to nil in the year ended December 31, 2020 from £85.8 million in the year ended December 31, 2019. Debt of £1.2 billion was raised during the year ended December 31, 2020 (separately to the above bond) as a result of the COVID-19 pandemic, which was repaid in the same year.
In addition, in July 2021, the remaining €175.7 million outstanding under the €350 million bond due in October 2021 was repaid. There are no debt maturities falling due in 2022. For further information, see Note C7 of Rentokil Initial’s consolidated financial statements included elsewhere in this proxy statement/prospectus.
Debt
Revolving Credit Facility
As of June 30, 2022, Rentokil Initial had a £550 million revolving credit facility (“RCF”). The interest rate applicable to the RCF is the relevant risk-free rate plus a margin based on Rentokil Initial’s credit rating from time to time. As of June 30, 2022, the applicable margin was 0.40% per annum. Management reviews other terms and conditions of Rentokil Initial’s bonds and bank debt regularly, and as of June 30, 2022, Rentokil Initial was compliant with the terms and conditions of its debt facilities.
The RCF is provided by a syndicate of banks being: Banco Santander S.A., London Branch; Bank of America Europe Designated Activity Company; Barclays Bank PLC; Bayerische Landesbank; BNP Paribas, London Branch; Goldman Sachs Bank USA; HSBC UK Bank plc; ING Bank N.V., London Branch; Mizuho Bank, Ltd; Skandinaviska Enskilda Banken AB (publ); Standard Chartered Bank; Bank of China Limited, London Branch; DBS Bank Limited, London Branch; JPMorgan Chase Bank, N.A., London Branch; Scotiabank Europe plc; United Overseas Bank Limited, London Branch; and Wells Fargo Bank, N.A., London Branch. The RCF matures on August 20, 2025. As at June 30, 2022 the RCF was undrawn.
European Medium Term Notes
All of the bonds issued under Rentokil Initial’s Euro Medium Term Note Programme prior to June 9, 2022 contain a coupon step-up which increases the coupon payable by 1.25% in the event that Rentokil Initial is downgraded to BB+ or below (sub-investment grade).
On June 27, 2022, Rentokil Initial and its subsidiary issued (i) senior unsecured notes due June 27, 2027 in an aggregate principal amount of €850 million, (ii) senior unsecured notes due June 27, 2030 in an aggregate principal amount of €600 million and (iii) senior unsecured notes due June 27, 2032 in an aggregate principal amount of £400 million, in each case pursuant to Rentokil Initial’s Euro Medium Term Note Programme, as updated on June 9, 2022. For more information, see “The Merger Proposal — The Rentokil Initial Debt Financing — New Senior Notes” beginning on page 120. The bonds may be called by Rentokil Initial at 101% in the event the acquisition of Terminix does not complete by March 13, 2023.
The bonds may be called by their investors at par in the event of a change of control. They may also be called within 120 days if Rentokil Initial’s debt is downgraded below investment grade, or if the rating is withdrawn and the rating agency confirms in writing, either publicly or to Rentokil Initial or the trustee, that the rating action occurred either wholly or in part due to a change of control. For further information, see Note C7 of Rentokil Initial’s consolidated financial statements included elsewhere in this proxy statement/prospectus.
Facility A and Facility B
In order to provide financing certainty for the transaction, Rentokil Initial obtained bridge and term facility commitments having an original aggregate principal amount of $2,700 million consisting of (i) “Facility A”, a bridge facility having an original aggregate principal amount of $2,000 million, which has since been terminated in full as described below and (ii) “Facility B”, a term facility having an original aggregate principal amount of $700 million, provided by a syndicate of banks.
On June 30, 2022, Facility A was cancelled in full. Facility B will mature on the third anniversary of the date of utilization. Facility B includes customary representations and warranties, undertakings and mandatory prepayment events. There are no financial performance maintenance covenants. For further information, see the section of this proxy statement/prospectus entitled “The Merger Proposal — The Rentokil Initial Debt Financing” beginning on page 119.
Off-Balance Sheet Arrangements
Rentokil Initial does not engage in any off-balance sheet financial arrangements that have or are reasonably likely to have a material current or future effect on its financial condition, results of operations, liquidity, capital expenditures or capital resources.
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk of loss from adverse changes in market prices and rates. Rentokil Initial’s primary market risks include foreign currency exchange rate risks on transacting in multiple geographies around the world and in repatriation of profits to the UK, and in interest rate risks on cost of financing. Rentokil Initial is exposed to risks in the ordinary course of business. Management regularly assesses and manages exposures to these risks through operating and financing activities and, when appropriate, by taking advantage of natural hedges within us. Potential risks are discussed below.
Foreign Currency Exchange Rate Risks
Rentokil Initial’s worldwide operations generate profits and cash flows in foreign currencies. Sales and purchases are typically denominated in the currency of the country in which they are transacted, and cross-border procurement is considered insignificant.
Rentokil Initial’s primary exposure to foreign exchange risk is in relation to the translation of assets and liabilities, and Rentokil Initial aims to hold debt in currencies in proportion to its forecast foreign currency profits and investments. Foreign currency exchange (“FX”) derivatives are used to manage foreign currency exposures in excess of £0.5 million (£5.0 million for USD) that are not covered by debt or assets in the same (or another highly correlated) currency, as long as it makes sense from an economic perspective to do so. Rentokil Initial’s Treasury Committee monitors foreign exchange exposures on a monthly basis. Dealing in foreign exchange products is controlled by dealing mandates approved by the Treasury Committee and all FX transactions are covered by International Swap and Derivative Association documentation. The most significant foreign currency groups are U.S. dollars and euros, which make up 43.8% and 35.1% of operating profit, respectively as of June 30, 2022 and 41.5% and 34.8% of operating profit, respectively as of December 31, 2021.
At June 30, 2022, net debt was approximately 49% U.S. dollar, reflecting that it is the principal cash flow exposure, and 53% euro, with 2% net cash offset in other currencies. At December 31, 2021, net debt was approximately 57% U.S. dollar and 45% euro, with 2% net cash offset in other currencies. The translation of the interest element of euro and U.S. dollar debt provides a partial income statement offset to the translation of earnings.
At each year end Rentokil Initial calculates the impact on the income statement and other comprehensive income of a 10% movement in foreign exchange rates. The principal foreign currency exposure is the euro. A 10% movement in £/€ would result in a £15.6 million increase/decrease in operating profit, offset by a £1.0 million decrease/increase in interest payable. At December 31, 2021, for U.S. dollars, a 10% movement in £/$ would result in a £19.4 million increase/decrease in operating profit, offset by a £1.6 million decrease/increase in interest payable. Where possible, currency cash flows are used to settle liabilities in the same currency in preference to selling currency in the market.
Interest Rate Risks
Rentokil Initial seeks to manage interest rate risk to ensure reasonable certainty of its interest charge while allowing an element of risk exposure consistent with the variability of its cash flows. Interest rate risk is managed by the use of fixed interest debt and interest rate derivatives, which are approved in advance by the Treasury Committee. Rentokil Initial’s policy is to fix a minimum of 50% of its estimated future interest rate exposures (excluding pensions) for a minimum period of 12 months forward. The Treasury Committee reviews this exposure monthly. In fiscal 2021, Interbank Offered Rates Fallback Protocols were signed with the two banks that used to provide interest rate hedges that reference London Interbank Offered Rates (“LIBOR”). Rentokil Initial has no other LIBOR-based exposures.
Rentokil Initial had outstanding bond debt issues at June 30, 2022 with a market value of £2,842.3 million. This was below the book value of £2,915.8 million. At December 31, 2021 the outstanding bond debt issues had a market value of £1,272.1 million. This exceeded the book value of £1,253.7 million. There are no circumstances where Rentokil Initial would be obliged to pay the fair market value. Rentokil Initial could, however, decide to redeem some or all of its bonds early and the fair market value is indicative of the price that would be required to do so.
At December 31, 2021, a hypothetical 1.0% increase in euro interest rates would reduce the market value of the existing bond liabilities by £61.9 million. The income statement impact is nil as changes in interest rates do not change the expected cash flows on the bonds.
Critical Accounting Policies and Estimates
Assumptions and estimation uncertainties
Rentokil Initial makes estimates and assumptions concerning the future. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
Actual results may differ from these estimates and revisions to estimates are recognized prospectively.
Sensitivities to the estimates and assumptions are provided, where relevant, in Rentokil Initial’s consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below:
•
impairment of goodwill: growth rate and discount rate assumptions and forecast cash flow estimates;

•
income taxes: key assumptions about the likelihood and magnitude of outflows in relation to tax provisions; and

•
retirement benefits: key actuarial assumptions and estimates over future costs of winding up a scheme.

For further information, see Rentokil Initial’s consolidated financial statements included elsewhere in this proxy statement/prospectus.
Impairment of goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of Rentokil Initial’s share of the net identifiable assets of the acquired business at the date of acquisition. Goodwill arising on acquisition of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. For the purpose of impairment testing, goodwill is allocated to cash-generating units (CGUs) identified according to country of operation and reportable business unit. The recoverable amount of a CGU is determined based on the higher of value-in-use calculations using cash flow projections and fair value less costs to sell if appropriate. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. Details of Rentokil Initial’s impairment review and sensitivities to changes in assumptions are disclosed in detail in Rentokil Initial’s consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus.
Income taxes
Rentokil Initial is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Rentokil Initial recognizes liabilities for anticipated settlement of tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
Rentokil Initial carries appropriate provision, based on best estimates, until tax computations are agreed with the taxation authorities.
Current and deferred tax are recognized in the consolidated statement of comprehensive income, except when the tax relates to items charged or credited directly to equity, in which case the tax is also dealt with directly in equity.
Deferred income tax is provided on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities in transactions other than a business combination that at the time of the transactions affect neither the accounting nor taxable profit or loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred income tax is determined using tax rates (and laws) that have been enacted (or substantively enacted) at the balance sheet date, and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax balances are not discounted.
Deferred tax assets and liabilities are offset against each other when the timing differences relate to income taxes levied by the same tax authority on an entity or different entities which are part of a tax consolidation and there would be the intention to settle on a net basis.
Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. The amount of deferred tax assets recognized at each balance sheet date is adjusted to reflect changes in management’s assessment of future taxable profits. In recognizing the deferred tax asset in respect of losses, management has estimated the quantum of future taxable profits applying a risk weighting to future profits to reflect the uncertainties.
Current tax is recognized based on the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.
Retirement benefits
The principal pension scheme in Rentokil Initial is the UK Rentokil Initial 2015 Pension Scheme (RIPS) which has a defined contribution section, and a number of defined benefit sections which are now closed to new entrants and future accrual of benefits. The assets of the RIPS are legally separated from Rentokil Initial and the Trustee of the RIPS is Rentokil Initial Pension Trustee Limited. The Trustee board comprises five company-nominated directors and three member-nominated directors. The Trustee is required by law to act in the best interests of the members and beneficiaries of the RIPS and is responsible for setting certain policies (e.g., investment, contribution and indexation policies) of the scheme.
The defined benefit schemes of the RIPS are reappraised semi-annually by independent actuaries based upon actuarial assumptions in accordance with IAS 19R requirements (including schemes which are insured under a buy-in contract).
On December 4, 2018 the Trustee entered into a binding agreement with Pension Insurance Corporation to insure the liabilities of the RIPS, known as a buy-in. In December 2021 the final true-up premium was paid to PIC and on February 24, 2022 the insurance policy with PIC was transferred to the individual members of the scheme.
There remains some uncertainty regarding the final surplus that will be available to Rentokil Initial until all remaining Guaranteed Minimum Pension (GMP) adjustments for members who transferred out of the scheme have been settled and final scheme expenses have been paid. The remaining surplus recognized as a retirement benefit asset is management’s estimate of the value that will be returned to Rentokil Initial when wind-up of the scheme completes, however this is based on estimates and assumptions as to which members will be able to be traced, the value of GMP adjustments that will be made to these members, and the cost of future expenses incurred by the scheme between the balance sheet date and closure of the scheme.
Recently Issued and Adopted Accounting Standards
As set out in Rentokil Initial’s Consolidated Interim Financial Statements, Rentokil Initial has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from January 1, 2022:
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Property, Plant and Equipment: Proceeds before Intended Use — Amendments to IAS 16

•
Onerous Contracts — Cost of Fulfilling a Contract — Amendments to IAS 37

•
Annual Improvements to IFRS Standards 2018-2020

•
Reference to the Conceptual Framework — Amendments to IFRS 3.

The application of these amendments has had no material impact on the disclosures of the amounts recognized in Rentokil Initial’s consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus. Consequently, no adjustment has been made to the comparative financial information at June 30, 2021, or December 31, 2020. Rentokil Initial has not early adopted any standard, interpretation or amendment that was issued but is not yet effective.

RENTOKIL INITIAL BOARD OF DIRECTORS AND EXECUTIVE LEADERSHIP TEAM
The business and affairs of Rentokil Initial is managed by, or under the direction of, the Rentokil Initial board of directors. The Rentokil Initial executive leadership team supports the Chief Executive in managing the business at the group level, overseeing safety, performance, operational plans and actions, governance and risk management.
The following table sets forth the name and position of the members of the Rentokil Initial board of directors and the Rentokil Initial executive leadership team as of the date of this proxy statement/prospectus:
Name	Position with Rentokil Initial	Age
Board of directors
Richard Solomons	Chairman	60
Andy Ransom*	Executive Director and Chief Executive	59
Stuart Ingall-Tombs*	Executive Director and Chief Financial Officer	55
Sarosh Mistry	Non-Executive Director	53
John Pettigrew	Senior Independent Director	53
Julie Southern	Non-Executive Director	62
Cathy Turner	Non-Executive Director	59
Linda Yueh	Non-Executive Director	50
Executive leadership team
Gary Booker	Chief Marketing, Innovation and Strategy Officer	52
Rachel Canham	Group General Counsel	41
Vanessa Evans	Group HR Director	54
Mark Gillespie	Managing Director, Asia and MENAT	50
Chris Hunt	Group M&A Director	52
Alain Moffroid	Managing Director, Europe	55
John Myers	Managing Director, North America	65
Mark Purcell	Chief Information Officer	56
Andrew Stone	Managing Director, Pacific	52
Brian Webb	Group Operations Excellence Director	61
Phill Wood	Managing Director, UK & Sub Saharan Africa	56

*
Also a member of the executive leadership team.

The following is a brief biography of each member of the Rentokil Initial board of directors and the Rentokil Initial executive leadership team as of the date of this proxy statement/prospectus.
Richard Solomons has served on the Rentokil Initial board of directors since March 2019 and was appointed Chairman in May 2019. Richard brings to the Rentokil Initial board of directors deep operational and financial expertise combined with a strong commercial and strategic development track record. As former Chief Executive Officer and Chief Financial Officer of InterContinental Hotels Group plc, Richard has broad experience with leading a successful multinational company, delivering growth in North America and Greater China, and effectively utilizing digital tools in service-led global businesses. These attributes enable him to provide the necessary leadership to the Rentokil Initial board of directors and to contribute insights relevant to many of the strategic priorities of the business as well as his experience from the key hospitality customer segment. Richard is active, in parallel with the Executive Directors of the Rentokil Initial board of directors, in engaging with investors to ensure that their views and perspectives are considered within the Rentokil Initial board of directors’ discussions. Richard is a Member of the Board of Governors and the Finance Committee at the University of Manchester, Chairman of the Board and the Advisory

Committee of Hotelbeds Group S.L.U. and a Non-Executive Director of Mandarin Oriental International Limited. Until May 2020, Richard was the Senior Independent Director of Aston Martin Lagonda Global Holdings plc. Richard has a BA in Economics from the University of Manchester, trained as a Chartered Accountant with KPMG, and has seven years of investment banking experience in New York and London with Hill Samuel.
Andy Ransom has served on the Rentokil Initial board of directors since May 2008 and has led Rentokil Initial as Chief Executive since October 2013. Andy brings a focused operational management style, together with a broad range of commercial and strategic skills gained in senior executive positions and legal roles earlier in his career, including several years in the U.S. and Canada. He has over 30 years of experience creating value through mergers and acquisitions around the world, and he has a strong record of engaging with stakeholders and creating innovative partnerships with not-for-profit organizations. Prior to joining Rentokil Initial as Executive Director of the global Pest Control business, Andy was part of the executive management team at Imperial Chemical Industries with operational responsibility for its Regional and Industrial Division, after holding various management positions at Imperial Chemical Industries, including General Counsel and the Head of the M&A team since 1987. Andy currently serves as Vice Chair of the Street League (youth unemployment charity) and as a Senior Strategic Adviser to the Business Services Division of Apax Partners (private equity fund). He is also a patron of Malaria No More UK. Andy is a graduate of the University of Southampton (LLB) and a qualified solicitor.
Stuart Ingall-Tombs has served on the Rentokil Initial board of directors and as Chief Financial Officer since August 2020. Stuart has extensive experience in senior operational and corporate finance roles from his tenures at Rentokil Initial and other leading organizations. Stuart was previously CFO for Rentokil Initial North America, Rentokil Initial’s largest business. Before that, he spent several years as Rentokil Initial’s Group Financial Controller and Treasurer and four years as Rentokil Initial’s Regional Finance Director for Europe. Stuart’s deep operational understanding of key regional businesses combined with his experience at the corporate center enable him to make a broad contribution to the ongoing development and growth of Rentokil Initial. After qualifying as an accountant at Stoy Hayward, Stuart worked for organizations including Lex Service plc and RAC plc before joining Rentokil Initial as Divisional Finance Director for the global Pest Control business in May 2007. Stuart has a degree in Politics and International Studies from the University of Warwick and is a fellow of the Institute of Chartered Accountants in England and Wales.
Sarosh Mistry has served on the Rentokil Initial board of directors since April 2021. Sarosh has extensive experience as a senior executive, driving organic and inorganic growth in business-to-business services, especially in North America. He has deep experience building businesses across the healthcare, retail, facilities management, hospitality, financial services and consumer technology industries, including innovation-led growth, service line extensions and new country entries (including in emerging markets across Latin America and Asia). His executive experience has been in complex, geographically dispersed and multi-site businesses operating globally. Sarosh is Chairman of Sodexo’s North American services, which include clinical technology in healthcare settings, SaaS-based digital ecosystems and food-focused delivery, serves as the CEO of Sodexo’s global Home Care Services business and is a member of Sodexo’s executive committee. Prior to joining Sodexo in 2011, he worked in senior roles in major business-to-business and consumer organizations Compass, Starbucks, Aramark and PepsiCo. Sarosh also currently serves as a Director on the Board of Didi Hirsch Mental Health Services. Sarosh has a Bachelor’s degree from St John’s University, Minnesota and an MBA from the A. Gary Anderson Graduate School of Management, California.
John Pettigrew has served on the Rentokil Initial board of directors since January 2018. John has a strong track record of developing and implementing global strategies for profitable growth at National Grid plc, experience of running a major U.S. business, a strong economic background and engineering leadership experience. His skill set includes service provision to a large commercial and residential customer base, delivering world-class levels of safety performance and driving transformational change in highly regulated environments. John also has significant experience in M&A and dealing with governments and regulators in both the UK and U.S. and leading development of ESG strategies. John is currently Chief Executive at National Grid plc, a fellow of the Institute of Engineering and Technology and a fellow of the Energy Institute. He is a member of the UK government’s Inclusive Economy Partnership, a member of the Edison

Electric Institute Executive Committee, a member of the Electric Power Research Institute Board, and sits on the President’s Committee of the Confederation of British Industry.
Julie Southern has served on the Rentokil Initial board of directors since July 2014. Julie has extensive financial experience, having had a long, successful career in a number of commercially oriented finance and related roles and working for some of the world’s best-known consumer brands. In her non-executive career, she has extensive experience leading audit committees in companies undergoing rapid growth and change. Through her various roles, Julie has gained significant exposure to commercial, legal, HR and operational challenges and responsibilities. Between 2010 and 2013, Julie was Chief Commercial Officer of Virgin Atlantic Limited, responsible for the commercial strategy of Virgin Atlantic Airways and Virgin Holidays, and she previously served as Chief Financial Officer of Virgin Atlantic Limited for 10 years. In addition, Julie was previously Group Finance Director at Porsche Cars Great Britain, and Finance and Operations Director at WH Smith — HJ Chapman & Co. Ltd. Further, Julie was previously a Non-Executive Director of Stagecoach Group plc, Gategroup AG, Cineworld plc and DFS Furniture plc. Julie currently serves as the Senior Independent Director and Chair of the Audit Committee of easyJet plc, a Non-Executive Director and Chair of the Audit Committee of NXP Semiconductors N.V., a Non-Executive Director and Chair of the Audit Committee of Ocado Group plc, a Non-Executive Director at Shilton Midco 2 Ltd (Cayman Islands), the holding company for Safetykleen, and a Non-Executive Director and Chairman Designate of RWS Holdings plc. Julie is a Chartered Accountant, having trained with Price Waterhouse, and has a BA (Hons) in Economics from Cambridge University.
Cathy Turner has served on the Rentokil Initial board of directors since April 2020. Cathy is an experienced Non-Executive Director with significant business leadership experience plus a deep knowledge of HR and remuneration matters. Her executive career, at executive committee level at Barclays PLC and Lloyds Banking Group PLC, has included responsibilities for strategy, investor relations, HR, corporate affairs, legal, internal audit, brand and marketing. She brings deep experience of leading international customer-focused businesses, operating in complex, highly regulated industries and navigating highly challenging environments such as the 2008 financial crisis. Cathy’s earlier career included positions in consulting and manufacturing, including roles with major audit and consultancy firms. Cathy currently holds the roles of Non-Executive Director and Chair of the Remuneration Committee of Aldermore Bank plc, Non-Executive Director and Chair of the Remuneration Committee of Spectris plc, Non-Executive Director of Motonovo Finance Limited, Trustee of the Gurka Welfare Trust, and Partner at Manchester Square Partners. Until May 2020, she was a Non-Executive Director at Quilter plc. Cathy graduated with a degree in Economics from Lancaster University.
Linda Yueh has served on the Rentokil Initial board of directors since November 2017. As an economist, corporate lawyer and financial broadcaster, Linda brings a diverse range of skills to the Rentokil Initial board of directors, including strong commercial experience gained through her work in corporate law and previous non-executive positions. Linda also brings deep insights into the economic environments in the markets in which Rentokil Initial operates, including key emerging and rapidly developing markets. Linda is a fellow at St Edmund Hall, Oxford University, an Adjunct Professor of Economics at London Business School, as well as a Visiting Professor at the London School of Economics and Political Science. Linda currently serves as a Trustee of Malaria No More UK, a Trustee of the Coutts Foundation, Chair of the Royal Commonwealth Society and Chair of the Schiehallion Fund Limited and Chair of the Nomination Committee. Linda also serves as the Senior Independent Director and Chair of the Nomination and Remuneration Committee of Fidelity China Special Situations plc and a Non-Executive Director of SEGRO plc. Linda is an Adviser to the UK Board of Trade and was a member of the Independent Review Panel on Ring-Fencing and Proprietary Trading. Linda has also acted in various advisory roles, including for the World Bank and the European Commission. Linda has obtained a BA at Yale, Master’s at Harvard, Juris Doctorate at New York University, and an MA and doctorate at Oxford.
Gary Booker was appointed to the executive leadership team in January 2018 and has served as Chief Marketing, Innovation and Strategy Officer since January 2018. Gary leads a team responsible for business strategy, brand, innovation, digital, global account sales and global marketing for commercial and residential customers. Gary’s career includes former CEO and General Manager positions as well as strategy and innovation leadership roles for several high-profile businesses, including Dixons Carphone, where he was Chief Marketing Officer and oversaw its Currys and PC World brands; O2 (Telefónica) in the UK; and

Electronic Arts in San Francisco, where he gained strong experience across mobile and digital marketing. Prior to that, Gary held senior roles at Dunlop Slazenger and Unipart. Gary holds an MBA in Strategic Marketing and a BSc (Hons) in Business Studies, Law and Psychology.
Rachel Canham was appointed to the executive leadership team in April 2022 and has served as Group General Counsel since April 2022. Rachel is an experienced corporate and commercial lawyer. Prior to joining Rentokil Initial, Rachel spent 10 years at BT Group plc where she performed various roles, including General Counsel of its Enterprise division, Company Secretary to its board of directors, Chief Counsel for Mergers & Acquisitions with responsibility across its global M&A, joint ventures and restructurings and a Senior Commercial Lawyer in the Major Transactions Team. Before that, Rachel was a corporate lawyer at U.S. law firm Latham & Watkins and at Dickson Minto W.S. Rachel is a graduate of Edinburgh University (LLB) and a qualified solicitor in England and Wales and Scotland.
Vanessa Evans was appointed to the executive leadership team in January 2016 and has served as Group Human Resources Director since January 2016. Vanessa leads a team responsible for shaping and executing Rentokil Initial’s Employer of Choice strategy, ensuring that it can attract, recruit, train, engage, reward and retain the talent it needs to deliver on its business strategy and results. Vanessa has had a successful career with some of the world’s best-known consumer brands. She brings valuable business experience and expertise in human resources management, having joined Rentokil Initial from RSA Group plc, where she was Group HR, Communications and Customer Director. Prior to that, Vanessa was Global HR Director at Lego Retail and Head of UK HR at GAP. She is a Fellow of the Chartered Institute of Personnel and Development and holds a BA (Hons) in Geography from Bulmershe College, University of Reading.
Mark Gillespie was appointed to the executive leadership team in April 2022 and joined Rentokil Initial in 2004 as the Group Director of Internal Audit & Risk Management. Since then he has held various senior roles in Finance and General Management. Prior to his most recent appointment to Managing Director, Asia & MENAT, he was the Regional Managing Director for the Rest of World region, doubling the size of Rentokil Initial’s presence in that region during his tenure. Mark has extensive finance, general management and M&A experience from his time at Rentokil Initial and in previous senior roles in companies such as Honeywell and Pfizer. He holds a BA Honors degree in Accounting and Finance from Manchester Metropolitan University, is qualified as a Chartered Accountant with BDO Stoy Hayward and is a Fellow of the Institute of Chartered Accountants in England and Wales.
Chris Hunt was appointed to the executive leadership team in July 2019 and joined Rentokil Initial in 2012. Chris is currently Group M&A Director and leads Rentokil Initial’s efforts to identify, evaluate, negotiate and integrate acquisitions and disposals, ensuring that the deals add value. Chris has completed more than 300 deals for Rentokil Initial. Prior to joining Rentokil Initial, Chris held various senior roles at AstraZeneca plc, including Head of Finance at AZ UK’s Marketing Company, Corporate Strategy Director and Group M&A Director, and prior to that Chris was a Director at KPMG Transaction Services. Chris has extensive operational finance, business development and corporate finance experience. He is a Chartered Accountant and sits on the ICAEW’s Corporate Finance Faculty Board. He holds a BA (Hons) in Accounting and Computing from the University of Kent, Canterbury.
Alain Moffroid was appointed to the executive leadership team in March 2016 and joined Rentokil Initial in 2013 as Managing Director, Pacific and became Managing Director, Europe in September 2019. He joined from Unilever, where he had worked for 23 years and had held a number of senior roles across marketing, sales and business development in Europe, Asia and Pacific. Alain is a dual national Belgian/Australian and is fluent in English, French and Dutch. He holds an MSc in Business from the Solvay Business School, University of Brussels.
John Myers was appointed to the executive leadership team in October 2013 and joined Rentokil Initial in 2008. John is currently Managing Director, North America and oversees Rentokil Initial’s businesses throughout the North America region. Prior to joining Rentokil Initial, John held various senior management roles at Cintas Corporation, and prior to that, he was President and Chief Executive at BioQuest LLC. John has a diverse business background, with extensive sales, marketing and business strategy experience. He currently serves on the Professional Pest Management Association as a Vice Chairman, and he is a Board Member on The New Capital Investment Board for their investment in Horizons Services. He is a graduate of the University of Vermont where he earned a Bachelor’s degree in Business Administration and holds an MBA from Mercer University in Atlanta.
Mark Purcell was appointed to the executive leadership team in April 2019 and joined Rentokil Initial in 1988. Since joining Rentokil Initial, Mark has held various senior roles, including Global IT Delivery Director, UK Hygiene and Textiles IT Director, Pest Control and Ambius Division IT Director, IT Director for UK & Rest of World, and CIO Europe. Mark is currently Chief Information Officer, a position he has held since April 2019, and ensures that a “safe and secure first” approach is applied to Rentokil Initial’s global IT systems and infrastructure. With his team, he works alongside the regional and functional teams to ensure that the IT strategy and investment is aligned to business priorities. Mark has significant experience in business transformation, change management and project/program management, as well as expertise in M&A integration. Mark’s early career was with the Civil Service where he held an executive officer position in IT.
Andrew Stone was appointed to the executive leadership team in September 2019 and joined Rentokil Initial in 2013. Andrew is currently Managing Director, Pacific and oversees Rentokil Initial’s business throughout the Pacific region. Prior to joining Rentokil Initial, Andrew had held a number of senior finance and sales roles at Unilever within Australasia, providing him with extensive commercial, finance and supply chain experience. Andrew is a Certified Practicing Accountant and earned Bachelor degrees in Economics and Law from Sydney University. Additionally, he holds a Master’s in Management from Macquarie Graduate School of Management and a Master’s in Professional Accounting from Southern Cross University.
Brian Webb was appointed to the executive leadership team in August 2019 and joined Rentokil Initial in 2011. Brian is currently Rentokil Initial’s Group Operations Excellence Director where he is focused on driving technical and operational improvements across Rentokil Initial alongside the leadership of the global procurement function and supply chain network. His career has included roles across engineering, production management and operations, mainly in the food and beverage sector, with global companies such as SABMiller, Mars Confectionery and Sara Lee. Brian is a Chartered Engineer (CEng) with an MSc in Engineering from Witwatersrand University (South Africa) and an MBA from Henley Management College (UK).
Phill Wood was appointed to the executive leadership team in October 2013 and joined Rentokil Initial in 2006. He is currently Managing Director of UK & Rest of World, which, following a regional restructuring in April 2022, became UK & Sub-Saharan Africa. Prior to joining Rentokil Initial, Phill held a number of top management positions at Lex Service plc and RAC plc, where he served for 15 years. In those roles, Phill gained extensive commercial and business development experience. He is a Chartered Management Accountant and holds a BSc (Hons) in Management Science from Loughborough University.

COMPENSATION OF RENTOKIL INITIAL BOARD OF DIRECTORS AND EXECUTIVE LEADERSHIP TEAM
The sections below provide information on the remuneration provided by Rentokil Initial in 2021 to Rentokil Initial’s Directors, Executive Directors and members of its Executive Leadership Team (“ELT”). The following disclosure is based on Rentokil Initial’s Annual Report on Remuneration for the year ended December 31, 2021, and has been prepared in accordance with the relevant provisions of the UK Companies Act 2006 and as prescribed in The Large and Medium-sized Companies and Group (Accounts and Reports) (Amendment) Regulations 2013.
The Remuneration Policy for Rentokil Initial’s Executive Directors and Non-Executive Directors (the “Policy”) was approved by Rentokil Initial’s shareholders at the annual general meeting of Rentokil Initial in May 2021 (the “2021 AGM”).
Introduction
Information regarding the remuneration provided to Rentokil Initial’s Directors, Executive Directors and ELT has been split into multiple sections for ease of reference. This introductory section provides an overview of Rentokil Initial’s Remuneration Committee (the “Committee”) and the activities undertaken during the year. The sections beginning with the section entitled “— Directors’ Remuneration in the Year Ending December 31, 2021”, beginning on page 300, provide an explanation of how the Policy was implemented during 2021 and shows the alignment between Rentokil Initial’s strategy, remuneration framework and performance, as well as the payments made to Directors, Executive Directors and ELT members during this period and information on the shareholdings of Rentokil Initial’s Directors, Executive Directors and ELT members. For reference, a summary of the Policy is included in the section entitled “— Summary of Rentokil Initial’s 2021 Directors’ Remuneration Policy”, beginning on page 316.
Remuneration Committee Responsibilities
The Committee’s main responsibilities are developing and setting the Policy and overseeing its application. It determines and agrees the policy with the Rentokil Initial board of directors and approves individual remuneration arrangements for Rentokil Initial’s Chairman, Executive Directors and members of the ELT. It reviews executive performance and strives to ensure that remuneration structures align the interests of management with those of shareholders and operate in the long-term best interests of Rentokil Initial.
The Committee oversees contractual terms on termination affecting Executive Directors and members of the ELT, and seeks to ensure that any payments made are both fair to the individual and to Rentokil Initial, that failure is not rewarded and that the duty to mitigate loss is fully recognised. The Committee also oversees Rentokil Initial’s incentive schemes, including the operation and effectiveness of performance measures and targets in both the annual bonus plan and the Performance Share Plan (“PSP”). It also lends oversight to major changes in employee remuneration across the Rentokil Initial group.
Membership and Attendance
During 2021, the Committee members were:
•
Cathy Turner (appointed Chair on May 12, 2021)

•
Sarosh Mistry, appointed April 1, 2021

•
Julie Southern

•
Linda Yueh

•
Angela Seymour-Jackson (resigned as Non-Executive Director and Chair on May 12, 2021)

The number of scheduled Committee meetings in 2021 returned to the usual level of four meetings per year following the increase to five in 2020 to support the review of the Policy. The Rentokil Initial HR

Director, the Rentokil Initial General Counsel and Company Secretary, the Rentokil Initial Deputy Company Secretary (who acts as secretary to the Committee) and the Rentokil Initial Head of Reward also attend Committee meetings.
The Rentokil Initial HR Director has direct access to the Chair of the Committee and, together with the Rentokil Initial Head of Reward, advises the Committee on remuneration matters relating to Executive Directors and members of the ELT. Rentokil Initial’s Chairman also attends meetings and makes recommendations in relation to the remuneration and incentive arrangements for the Chief Executive. The Chief Executive attends meetings and makes recommendations in respect of remuneration arrangements for his direct reports. No Executive Director or member of the ELT is present when their own remuneration is under consideration.
The Committee members have a broad and diverse set of skills and knowledge that, when combined, bring the necessary level of experience and know-how to ensure that remuneration matters are dealt with in a balanced, independent and informed manner. No member of the Committee has any personal financial interest in the matters to be decided by the Committee, other than as a shareholder. No member of the Committee has any conflict of interest in carrying out their role on the Committee arising from other directorships nor does any member participate in any of Rentokil Initial’s incentive or pension arrangements or have any involvement in the day-to-day running of Rentokil Initial.
In order to avoid any conflict of interest, remuneration is managed through well-defined processes ensuring no individual is involved in the decision-making process related to their own remuneration. The Committee also receives support from external advisors and evaluates the support provided by those advisors annually to ensure that advice is independent, appropriate and cost-effective.
Remuneration Committee Effectiveness
The Committee undertook a review of its performance during 2021 as part of the broader external Rentokil Initial board of directors evaluation. The review concluded that the Committee continued to operate effectively. The Committee Chair succession process was regarded as exemplary and very smooth. The review also rated the current composition of the Committee as excellent and concluded that discussions held covered all key areas and enabled positive input from Committee members.
External Advisors
Material advice and/or services were provided to the Committee during 2021 by FIT Remuneration Consultants LLP (FIT) who are retained to provide independent advice on executive remuneration matters and on Rentokil Initial’s long-term incentive arrangements. FIT was appointed on November 6, 2018 by the Committee following a review of its advisors. FIT is a member of the Remuneration Consultants Group and adheres to its code in relation to executive remuneration consulting in the UK. Fees charged during the year for advice to the Committee by FIT were £22,466 and were accrued on a time and materials basis. FIT also acts as remuneration advisor to the remuneration committees of Trustpilot A/S, which Angela Seymour-Jackson chairs, and Aldermore, which Cathy Turner chairs. However, the Committee is satisfied that this has not impaired their independence in any way. FIT has no other material connections with Rentokil Initial or any Director, and the Committee is satisfied that the advice it receives is independent and objective. FIT did not provide any other services during the year.

Activities of the Remuneration Committee
In 2021, the Committee considered the following key areas:
Matters considered	Discussion and outcome
Executive remuneration
Executive Director remuneration	The Committee considered and approved base salaries for 2021, bonus outcomes for 2020, bonus structure for 2021 and the 2021 PSP awards and targets for the Executive Directors, taking into consideration the wider workforce.
Executive Leadership Team (ELT) remuneration	The Committee considered and approved base salaries for 2021, bonus outcomes for 2020, bonus structure for 2021, and the 2021 PSP awards and targets for the members of the ELT, taking into consideration the wider workforce remuneration.
2018 Performance Share Plan (PSP) vest	The Committee approved the vesting of the 2018 PSP awards as a result of the performance measures being met at 85.97% of maximum.
2021 PSP award	The Committee approved the PSP grant in March 2021 and its performance conditions, and subsequently noted a summary of the grants made under the PSP.
PSP measures	The Committee monitored the performance status of the outstanding awards under the PSP.
2022 annual bonus	The Committee reviewed the overall structure of the 2022 annual bonus plan for Executive Directors and ELT members.
2021 Directors’ Remuneration Policy	The Committee considered and agreed to the structure and content of the new policy that was taken forward for shareholder approval at the 2021 AGM.
Shareholder engagement	The Committee engaged with shareholders on the Policy and considered the feedback received.
ELT appointments	The Committee approved the remuneration for the appointment of the new Rentokil Initial Group General Counsel and the Regional Managing Director for Asia & MENAT.
ELT retirements	The Committee considered the leaving arrangements of the Rentokil Initial Group General Counsel & Company Secretary and the Regional Managing Director Asia.
Governance and oversight
Share dilution limits	The Committee noted the impact of Rentokil Initial’s executive share plans on share dilution limits.
Terms of reference	The Committee undertook its annual review of its terms of reference.
Performance review	The Committee undertook its annual review of the effectiveness of the Committee.

Matters considered	Discussion and outcome
Corporate governance and proxy voting guidelines	The Committee received an update during 2021 on changes in corporate governance and proxy voting guidelines.
Gender Pay Report	The Committee considered and approved the 2020 Gender Pay Report in February 2021, which was published in March 2021.
Directors’ Remuneration Report	The Committee reviewed and approved the Directors’ Remuneration Report to be included in Rentokil Initial’s 2020 Annual Report.
Annual planner	The Committee considered the annual planner for 2022.
The Chair of the Committee presents a summary of material matters discussed at each meeting to the following Rentokil Initial board of directors meeting and minutes of the Committee meetings are circulated to all Directors. The Committee reports to shareholders annually in the annual report, and the Chair of the Committee attends the annual general meeting to address any questions arising.
Directors’ Remuneration in the Year Ending December 31, 2021
Single total figure for the remuneration of Executive Directors
The table below sets forth the compensation of Rentokil Initial’s Chief Executive and Chief Financial Officer for the year ending December 31, 2021.
	Fixed pay					Variable pay			Total £’000	Value of total attributed to share price growth(6) £’000	% of total attributed to share price growth
	Year	Base salary(8) £’000	Benefits(1) £’000	Pension(2) £’000	Total fixed pay £’000	Bonus(3) £’000	PSP(4)(5) £’000	Total variable pay £’000
Andy Ransom, Chief Executive	2021	875.0	19.8	191.3	1,086.2	1,575.0	2,883.6	4,458.6	5,544.8	985.0	34.2%
	2020	656.3	19.7	191.3	867.3	—	2,973.6	2,973.6	3,840.9	1,321.4	44.4%
Stuart Ingall-Tombs, Chief Financial Officer(7)	2021	518.9	16.2	13.7	548.8	895.2	126.0	1,021.1	1,569.9	43.0	34.2%
	2020	188.5	29.3	5.0	222.8	—	45.4	45.4	268.2	19.3	44.9%

(1)
Executive Directors are provided with family health insurance, life assurance, permanent health insurance and a car allowance. Stuart Ingall-Tombs was also provided with support with his relocation from the USA to the UK costing £23,557 in 2020. The value of the taxable benefit is included under ‘Benefits’ in the above table. This includes the P11D value for health insurance and the gross cash car allowance. There were no other taxable benefits paid to Executive Directors in 2020 or 2021.

(2)
Andy Ransom received a pension contribution, in the form of a cash supplement, worth 21.9% of base salary in 2020 and 2021. Stuart Ingall-Tombs received a pension contribution, in the form of a cash supplement, worth 3% of base salary in line with the UK wider workforce. Neither Andy Ransom nor Stuart Ingall-Tombs, contributed to a Rentokil Initial pension scheme and do not have any prospective benefits under a Rentokil Initial defined benefit scheme.

(3)
Forty percent of the individual’s 2021 bonus entitlement was awarded as deferred shares, which vest after a period of three years. Despite the annual bonus targets being achieved, given the impact of the COVID-19 crisis on colleagues, customers and shareholders, the Chief Executive requested, and agreed with the Rentokil Initial board of directors, that neither he nor the CFO would receive an annual bonus for 2020.

(4)
The 2021 single total figure includes the 2019 PSP which vested in March 2022. The value of the 2019 PSP at vest has been calculated using the Rentokil Initial ordinary share price on vest of 526.4p, and the performance outcomes, giving a vesting level of 96.64%

(5)
The 2018 PSP estimates included in the 2020 single figure have been restated. The award vested at 85.97% and has been restated to reflect the actual price of a Rentokil Initial ordinary share at the date of vesting on March 29, 2021 of 492.4p and the actual price of a Rentokil Initial ordinary share at the date of vesting on May 14, 2021 of 471.0p.

(6)
The PSP value included in the 2021 single figure has price growth per Rentokil Initial ordinary share of 179.8p per share attributed to it (price at vest of 526.4p less price at grant of 346.6p), which is 34.2% of the PSP value. The PSP value included in the 2020 single figure had price growth per Rentokil Initial ordinary share for the March award of 252.1p per Rentokil Initial ordinary share attributed to it (price at vest of 494.4p less price at grant of 271.2p), which is 44.9% of the PSP value and 221.2p per Rentokil Initial ordinary share (price at vest of 471.0p less price at grant of 271.2p), which is 42.4% of the PSP value for the May award. The Committee has not exercised discretion as a result of this share price appreciation for either award.

(7)
Stuart Ingall-Tombs was appointed to the Rentokil Initial board of directors on August 15, 2020. His PSP awards were granted prior to his appointment as an Executive Director and, in line with the reporting requirements, the value has been prorated to reflect his qualifying earnings as an Executive Director. The full value of 2018 PSP award on vesting was £229,380 and the estimated full value of the 2019 award is £271,988.

(8)
Andy Ransom waived all his base pay in Q2 2020 as part of the initiatives to address the impact of COVID-19.

Annual Bonus 2021
Context of Business Performance
Rentokil Initial had an outstanding year in 2021, growing ongoing revenue by 9.9% and ongoing operating profit by 19.5%. These results were not just outstanding in comparison to 2020, they are outstanding compared to pre-COVID levels with ongoing revenue growth of 16.8% compared to 2019 and ongoing operating profit growth of 26.3%.
Despite this the Committee still gave careful consideration as to whether or not the outcomes for the annual bonus were reflective of overall Rentokil Initial performance, in both the context of the year in question and pre-pandemic levels, when the performance was reviewed against the targets. The Committee also assessed that the targets set were truly stretching, given the level of outperformance, and determined that they were as the maximum targets were set well above the guidance of 3%-4% ongoing revenue growth and c.10% ongoing operating profit growth, with requirements to achieve above c.8% and c.14% growth, respectively.
The results were also considered in the context of wider stakeholders and it was deemed that no discretion should be applied to adjust the outcome. This is due to remuneration returning to normal for colleagues of all levels with no requirements to make any temporary reductions to Rentokil Initial’s colleagues remuneration in 2021. There were no requirements to access government support in the UK and Rentokil Initial’s shareholders have also shared in this success, as Rentokil Initial returned to paying dividends in 2021, with shareholders receiving 5.41p in May and 2.09p in September. Both dividend payments were significantly above 2019 levels. The price per Rentokil Initial ordinary share also continued to grow throughout 2021, ending 14.6% higher at the end of the year, having grown from 509.6p to 584.0p year on year.
2021 Annual Bonus Outcome
The Committee reviewed the 2021 bonus plan outcome for Rentokil Initial’s senior management population based on the targets set at the start of the financial year. The bonus plan supports delivery of Rentokil Initial’s strategic priorities.

The annual bonus plan comprises three parts: gateway measures, company performance and personal performance. This means that bonuses earned reflect the performance of the constituent businesses which make up the overall company performance as well as achievement against specific personal objectives. The gateway measures and company performance are measured against financial targets. The Executive Directors had a maximum bonus opportunity of 150% of salary if Rentokil Initial’s financial targets are achieved in full and an opportunity to earn up to 30% based on personal performance, which is measured through Rentokil Initial’s performance and development review process. In total, the maximum bonus opportunity is up to 180% of salary.
Application of Discretion
The Committee has not applied discretion to the outcome of the annual bonus as the outcome is felt fair in the context of Rentokil Initial’s performance and experience of wider stakeholders. The table below details the key achievements for the Chief Executive and Chief Financial Officer, which were used to determine their performance rating.
Gateway Measures
For any bonus to be payable to an Executive Director, two gateway measures had to be met as follows:
•
Profit Gateway:   Rentokil Initial must achieve at least 95% of the ongoing operating profit target of £431.5m, which is £409.9m. The outcome was £469.0m.

•
Free Cash Flow Gateway:   Rentokil Initial must achieve free cash flow generation of £205m. The outcome was £331.5m.

Both gateways were achieved for 2021.
Company Performance Measures
Executive Directors’ bonuses were determined by achievement against two independent financial measures: ongoing revenue and ongoing operating profit (before restructuring costs) performance. These measures were given equal weighting.
The targets used to assess ongoing revenue performance are disclosed below, along with the achievement against these targets, which was calculated on the same basis as the targets were set.
	Threshold £’000	Target £’000	Maximum £’000	Result £’000
Targets	2,977.3	3,007.1	3,037.5	3,087.6
Targets as % of on-target	99%	100%	101%	102.7%
% of maximum bonus opportunity	10%	50%	100%	100%
The targets used to assess ongoing operating profit performance are disclosed below, along with the achievement against these targets, which was calculated on the same basis as the targets were set.
	Threshold £’000	Target £’000	Maximum £’000	Result £’000
Targets	409.9	431.5	453.1	469.0
Targets as % of on-target	95%	100%	105%	108.7%
% of maximum bonus opportunity	10%	50%	100%	100%
The table shows the bonus outcome for company performance for the Chief Executive and Chief Financial Officer and the amount payable.
	Ongoing revenue (50% weighting)	Ongoing operating profit (50% weighting)	Bonus outcome as % of salary for company element	Bonus outcome for company element £’000
Andy Ransom	75%	75%	150%	1,312.5
Stuart Ingall-Tombs	75%	75%	150%	778.4

Personal Performance
The Executive Directors can earn up to 30% of base salary based on their personal performance against objectives measured through Rentokil Initial’s performance and development review (PDR) process and objectives typically include areas such as people, customers, safety, systems, governance & control, and key strategic projects.
The table shows the potential bonus opportunity for each PDR rating.
Performance rating and definition	1: Below standards required	2: Development required	3: Good performer	4: Exceeds expectations	5: Outstanding
% bonus opportunity	0%	0%	15%	22.5%	30%
The performance rating awarded to the Chief Executive is a 5 rating resulting in a bonus of 30% of salary. The performance rating for the Chief Financial Officer was a 4 rating resulting in a bonus of 22.5% of salary. The assessment of the performance ratings, by the Chairman for the Chief Executive and by the Chief Executive for the Chief Financial Officer, took into account their key achievements during 2021 as detailed in the table below.
Total bonus outcome
The table shows the total bonus outcome for each Executive Director. Forty percent of the bonus outcome achieved will be deferred in Rentokil Initial ordinary shares under Rentokil Initial’s Deferred Bonus Plan (“DBP”) (as described below).
		Company element	Personal element	Total bonus outcome achieved	Bonus outcome payable in cash	Bonus outcome deferred in shares	Total bonus outcome as % of maximum opportunity
Andy Ransom	Bonus payable as a % of salary	150.0%	30.0%	180.0%	108.0%	72.0%
	Bonus payable £’000	1,312.5	262.5	1,575.0	945.0	630.0	100%
Stuart Ingall-Tombs	Bonus payable as a % of salary	150.0%	22.5%	172.5%	103.5%	69.0%
	Bonus payable £’000	778.4	116.8	895.2	537.1	358.1	95.8%
The following table details the key achievements for the Chief Executive and Chief Financial Officer which were used to determine their performance rating.
Strategic objectives	Andy Ransom, Chief Executive	Stuart Ingall-Tombs, Chief Financial Officer
Employer of Choice
Continued world-class performance in LTA 0.38 and WDL 8.71, recognised externally with RoSPA Gold Award
Maintained high levels of retention despite the challenge of the global
“Great Resignation” New DE&I programme underway, with 1,000 managers trained to date
Improved YVC scores for global Finance function in key areas of diversity and line manager competency Strong progress made in Finance talent build and succession

Strategic objectives	Andy Ransom, Chief Executive	Stuart Ingall-Tombs, Chief Financial Officer
Ongoing Revenue
Delivered increase in revenue of 9.9% over previous year
Revenue growth supported by increased sales of new innovations
Delivered improvements in customer retention to 85.3% and strong Trustpilot ratings maintained
Delivered increase in revenue of 9.9% over previous year
Ongoing Operating Profit	Delivered outstanding increase of 19.5% over previous year, ahead of consensus 1.2% increase in net margin over prior year	Enabled 1.2% increase in net margin over prior year through successful delivery of Best of Breed initiatives
Cash and liquidity	Delivered strong free cash flow conversion of 107%	Delivered strong free cash flow conversion of 107% Delivered Net Debt to EBITDA of 1.9x Maintained S&P BBB rating
M&A	Acquired 52 businesses, delivering £146.6m in annualised revenues Terminix deal agreed by both boards	Acquired 52 businesses, delivering £146.6m in annualised revenues Terminix deal agreed by both boards
Earnings and returns	Price per Rentokil Initial ordinary share up 15% over year and have now outperformed the FTSE 100 for seven years Investor relations strategy successfully executed	Investor relations strategy successfully executed
Performance Share Plan (PSP and Deferred Bonus Plan (DBP) Awards
The PSP is Rentokil Initial’s long-term incentive plan which the Executive Directors, ELT and over 750 managers and technical experts participate in. This participation supports delivery of Rentokil Initial’s strategic priorities. The DBP is the long-term incentive plan under which 40% of any bonus payable to the Executive Directors is deferred in Rentokil Initial ordinary shares.
2019 PSP Award
The awards granted under the PSP in 2019 (“2019 PSP Awards”) were subject to seven performance measures detailed in the table below.
Performance measures	Weighting	Definition	Performance period
Relative TSR	50%	Relative TSR performance measured against a comparator group of the FTSE 350 Index, excluding financial services, property and primary resources sectors	3/25/2019 to 3/24/2022
EPS	25%	Compound annual EPS growth for the financial years 2019, 2020 and 2021	1/1/2019 to 12/31/2021
Organic Revenue growth	5%	Average Organic Revenue growth over the three-year performance	1/1/2019 to 12/31/2021
Free Cash Flow conversion	5%	Free Cash Flow conversion % over a three-year performance period	1/1/2019 to 12/31/2021

Performance measures	Weighting	Definition	Performance period
Sales and Service employee retention	5%	Average of the 2019, 2020 and 2021 annual overall Sales and Service Employee retention	1/1/2019 to 12/31/2021
Customer satisfaction	5%	Average of the 2019, 2020 and 2021 annual Customer Voice Counts score over the three-year performance period based on NPS methodology	1/1/2019 to 12/31/2021
Vehicle fuel intensity	5%	Reduction in vehicle fuel intensity across 13 key countries(1) achieved by the end of the three-year performance period	1/1/2019 to 12/31/2021

(1)
The 13 countries include: USA, Canada, Malaysia, Australia, New Zealand, Belgium, France, Germany, Italy, Netherlands, Spain, South Africa, and the UK.

2019 PSP Vesting Level
The following table summarises the outcomes for each of the performance conditions applicable to the 2019 PSP Awards. The Committee has not applied discretion to the outcome of the vesting as the outcome is felt fair in the context of Rentokil Initial performance and experience of wider stakeholders over the three-year performance period.
Vesting is on a straight-line basis between threshold and target and between target and maximum, with the exception of TSR. No shares will vest if the performance is below the threshold for that measure. For the TSR, vesting is on a straight-line basis between median and upper quartile performance. The TSR performance period for the 2019 PSP Award is measured over a three-year period ending during the 2022 financial year.
Performance measures	Threshold: 25% vesting	Target: 50% vesting	Maximum: 100% vesting	Actual/estimated result	Vesting level	Weighted vesting level
Relative TSR(1)	Median TSR performance	Straight-line vesting between threshold and maximum	Upper quartile TSR performance	78.3% increase in TSR against upper quartile of 66.7%. Ranked 33 out of 167 companies(1)	96.39%	48.2%
EPS	6.0%	7.9%	11.0%	13.1%	100%	25%
Organic Revenue growth	3.0%	3.5%	4.0%	3.7%	73.1%	3.4%
Free Cash Flow conversion	80%	85%	90%	109.5%	100%	5%
Sales and Service employee retention	77.5%	80.0%	82.5%	86.4%	100%	5%
Customer satisfaction	38.0%	40.0%	42.0%	43.0%	100%	5%
Vehicle fuel intensity	4.0%	6.0%	8.0%	9.0%	100%	5%
Total						96.64%

2019 PSP Awards Vesting
Andy Ransom was granted an award of shares worth 250% of salary in March 2019. Stuart Ingall-Tombs was not an Executive Director at the time of grant. The aggregate number of shares that vested in March 2022 is summarised in the table below. The table also includes the number of additional shares relating to dividends accrued throughout the performance period, which was added to the final awards. The value of the shares vesting is based on the Rentokil Initial ordinary share price at vest of 526.4p. The value attributed to price growth of a Rentokil Initial ordinary share is 179.8p per share (price at vest of 526.4p less price at grant of 346.6p), which is 34.2% of the PSP value. The Committee has not exercised discretion as a result of this share price appreciation.
	Maximum Award of shares	Vesting level of award	Total number of shares post performance conditions	Dividend equivalent shares at vest	Total shares vesting	Value of shares vesting £’000	Value of share vesting attributed to share price growth £’000	% of vesting value attributed to share price growth
Andy Ransom	551,987	96.64%	533,440	14,365	547,805	2,883.6	985.0	34.2%
Stuart Ingall-Tombs(1)	24,116	96.64%	23,305	627	23,932	126.0	43.0	34.2%

(1)
Stuart Ingall-Tombs was appointed to the Rentokil Initial board of directors on August 15, 2020. His PSP award was granted prior to his appointment as an Executive Director and, in line with the reporting requirements, the value has been pro-rated to reflect his qualifying earnings as an Executive Director.

PSP Awards Granted During 2021
In 2021, Andy Ransom and Stuart Ingall-Tombs were granted an award of shares under the PSP totalling 325% and 200% of salary, respectively. Andy Ransom received an award of 250% of salary in March 2021 and a further 75% in May 2021 following the approval of the Policy. The application of the new Policy was phased as agreed with shareholders. The awards are subject to a three-year performance period and a two-year holding period post vesting. These awards will vest after a period of three years with no further performance conditions.
The number of shares that vest under the PSP will be based on the following performance conditions and weightings:
Performance measures 2021 – 2024	Weighting	Threshold: 20% vesting(1)	Target: 50% vesting(1)	Maximum: 100% vesting(1)
Relative TSR	50%	TSR performance is median measured against the FTSE 350 Index, excluding financial services, property and primary resources sectors	Straight-line vesting between threshold and maximum	Upper quartile TSR performance against the FTSE 350 Index, excluding financial services, property and primary resources sectors
Organic Revenue growth	15%	2.25%	2.5%	2.75%
Free Cash Flow conversion	15%	80%	85%	90%
Strategic/ESG measures − Sales and Service employee retention − Customer satisfaction − Vehicle fuel intensity	20% (split equally)
Targets for these measures have not been disclosed as
the Rentokil Initial board of directors believes that these
measures are commercially sensitive. They will be
based on straight-line vesting between threshold and
target and between target and maximum performance
which will be reported at vesting.

(1)
Of maximum opportunity.

In addition, when determining the level of vesting, the Committee will also consider the underlying financial performance of the business, as well as the value added for shareholders during the performance periods, and may adjust the vesting outcome if it considers this to be appropriate.

2021 PSP Award
2021 awards to Executive Directors under the PSP (“2021 PSP Awards”) are set out in the table below.
Participant	Date of award	Number of shares awarded(1)	Share price used to determine Award(2)	Exercise price	Face value of shares £’000	% of salary awarded	Date of vest(3)	Performance period end(4)
Andy Ransom	3/23/2021	442,455	494.4p	0.0p	£2,187.5	250%	3/23/2024	3/22/2024
Andy Ransom	5/18/2021	140,074	468.5p	0.0p	£656.3	75%	5/18/2024	5/17/2024
Stuart Ingall-Tombs	3/23/2021	202,265	494.4p	0.0p	£1,000.0	200%	3/23/2024	3/22/2024

(1)
The figures shown for the number of share awards are maximum entitlements and the actual number of shares (if any) which vest under the PSP will depend on the performance conditions being achieved as set out above.

(2)
The share price is the closing price of a Rentokil Initial ordinary share the day prior to grant.

(3)
The awards granted were in the form of nil-cost options and may be exercised after vesting up to 10 years from the date of grant.

(4)
The TSR condition for the March award will be measured over three years to March 22, 2024 and to May 17, 2024 for the May award. The other performance conditions will be measured over three years to December 31, 2023. The 2021 PSP Awards are subject to a holding period of two years which commences from the date of vest.

DBP awards granted during the year
Due to the Executive Directors forfeiting their annual bonus in 2020, no grants were awarded under the DBP in 2021.
Payments for loss of office
There were no payments made to Directors for loss of office during 2021.
Payments to Past Directors
Jeremy Townsend retired from the Rentokil Initial board of directors with effect from August 14, 2020. He was treated as a good leaver, which is the automatic treatment for retirement and which the Committee agreed was appropriate to apply. His leaving terms were in line with Rentokil Initial’s Directors’ Remuneration Policy in force at the time. No discretion was applied by the Committee to his leaving arrangements. Under these arrangements the following payments were made that relate to 2021, as a result of the 2018 PSP award vesting on March 29, 2021. This award is subject to a further two-year holding period.
	Maximum award of shares(1)	Vesting level of award	Total number of shares post performance conditions	Dividend equivalent shares at vest	Total shares vesting	Value of shares vesting (‘000)(2)	Value of share vesting attributed to share price growth	% of vesting value attributed to share price growth
Jeremy Townsend	276,647	85.97%	237,833	5,839	243,672	£1,199.8	£539.0	44.9%

(1)
Jeremy Townsend received good leaver status and retained shares on a prorata basis to the date of his retirement from the Rentokil Initial board of directors on August 14, 2020.

(2)
Price of a Rentokil Initial ordinary share on date of vest was 492.40p

No bonus was payable to Jeremy in respect of the 2020 bonus year in March 2021.

Remuneration During 2021 of the ELT
Individual disclosure of the remuneration paid by Rentokil Initial to the members of the ELT is not required in the United Kingdom and Rentokil Initial does not otherwise publicly disclose this information. For the year ending December 31, 2021, the aggregate remuneration paid or payable to the members of the ELT (other than Mr. Ransom and Mr. Ingall-Tombs) as a group (which group, during 2021, consisted of 11 persons, including two individuals who are no longer employed with Rentokil Initial) was approximately £11,794,248, which includes: salaries paid during such period (£3,261,642), 2021 annual bonus, (£3,669,867), awards under the PSP during such period (£4,188,533), and the value of benefits and pensions provided during such period (£674,206). In addition, the aggregate value of Rentokil Initial ordinary shares granted to members of the ELT as a group as PSP awards, during the year ending December 31, 2021 was approximately £3,811,490.
Single Total Figure for the Remuneration During 2021 of the Chairman and Non-Executive Directors
The table below sets forth the compensation of Rentokil Initial’s Chairman and Non-Executive Directors for the year ending December 31, 2021.
Chairman and Non-Executive Directors	Fees 2021 £’000	Fees 2020(1) £’000	Benefits 2021 £’000	Benefits 2020 £’000	Total 2021 £’000	Total 2020 £’000
Richard Solomons	375.0	342.2	—	—	375.0	342.2
Sarosh Mistry(6)	45.0	—	—	—	45.0	—
John Pettigrew	70.0	63.9	—	—	70.0	63.9
Angela Seymour-Jackson(2)(4)	27.4	58.4	—	—	27.4	58.4
Julie Southern	75.0	68.4	—	—	75.0	68.4
Cathy Turner(3)(5)	69.6	36.8	—	—	69.6	36.8
Linda Yueh	60.0	54.8	—	—	60.0	54.8

(1)
The Chairman and the Non-Executive Directors waived 35% of their fees in Q2 2020, in line with waivers made by the Executive Directors as part of a range of initiatives to help support the business through COVID-19.

(2)
Angela Seymour-Jackson waived an additional £10,000 of her fees in 2020 to the benefit of the Colleague Support Fund.

(3)
Cathy Turner waived an additional £3,000 of her fees in 2020 to the benefit of the Colleague Support Fund.

(4)
Angela Seymour-Jackson stepped down from the Rentokil Initial board of directors at the 2021 AGM on 12 May 2021.

(5)
Cathy Turner was appointed to the Rentokil Initial board of directors on April 1, 2020.

(6)
Sarosh Mistry was appointed to the Rentokil Initial board of directors on April 1, 2021.

Proposed Share Plans
The following paragraphs set out a description of the principal terms of the following plans, which, subject to approval by the shareholders of Rentokil Initial, will be adopted by Renotkil Initial, effective upon the closing date of the merger.
Stock Incentive Plan
The Stock Incentive Plan will govern awards of stock options originally made under Terminix’s Stock Incentive Plan which are assumed by Rentokil Initial pursuant to the merger agreement. Rentokil Initial ordinary shares to be issued under the Stock Incentive Plan will equal the number of Rentokil Initial ordinary shares needed upon settlement of such assumed options. No further awards will be granted under the plan. For more information regarding the assumption of Terminix equity awards, see the sections of this proxy statement/prospectus entitled “The Merger Agreement — Treatment of Terminix Equity Awards” beginning on page 139.

Omnibus Incentive Plan
The Omnibus Incentive Plan will govern equity awards originally made under Terminix’s 2014 Omnibus Incentive Plan which are assumed by Rentokil Initial pursuant to the merger agreement. For more information regarding the assumption of Terminix equity awards, see the sections of this proxy statement/prospectus entitled “The Merger Agreement — Treatment of Terminix Equity Awards” beginning on page 139. In addition, Rentokil Initial may grant further awards under the Omnibus Incentive Plan during the 12-month period following the closing date of the merger for purposes of satisfying its obligations under Section 7.05(a) of the merger agreement, in such forms and subject to such individual limits as Rentokil Initial may determine from time to time. Rentokil Initial ordinary shares to be issued under the Omnibus Incentive Plan will equal the number of Rentokil Initial ordinary shares needed upon settlement of suchassumed awards, plus any future awards granted in accordance with the limitations set forth below.
Rentokil Initial will not grant awards under the Omnibus Incentive Plan if such grant would cause the number of Rentokil Initial ADSs and Rentokil Initial ordinary shares that could be issued under the plan or any other share plan adopted by Rentokil Initial or any other company under Rentokil Initial’s control to exceed 10 percent of the issued share capital in any rolling 10-year period. In addition, Rentokil Initial will not grant awards under the Omnibus Incentive Plan if such grant would cause the number of Rentokil Initial ADSs and Rentokil Initial ordinary shares that could be issued under the plan or any discretionary share plans adopted by Rentokil Initial or any other company under Rentokil Initial’s control to exceed five per cent, of the issued share capital in any rolling 10-year period. Rentokil Initial ADSs and Renotkil Initial ordinary shares in respect of the assumed awards will be disregarded for the purpose of calculating these dilution limits.
Rentokil Initial’s Directors’ Shareholdings and Share Interests
Rentokil Initial’s Directors’ Share Interests
The interests of Rentokil Initial’s Directors and their connected persons in the Rentokil Initial ordinary share capital of Rentokil Initial as of July 15, 2022, December 31, 2021, or their date of cessation if earlier, and as of December 31, 2020, or their date of appointment if later, are set out below. No Director has any beneficial interest in the shares of any of Rentokil Initial’s subsidiaries.
	As of July 15, 2022		As of December 31, 2021	As of December 31, 2020
	Number of Rentokil Initial ordinary shares	Percentage of issued Rentokil Initial ordinary shares	Number of Rentokil Initial ordinary shares	Number of Rentokil Initial ordinary shares
Richard Solomons	62,000	*	62,000	25,000
Andy Ransom(1)	1,694,852	*	1,694,097	1,562,544
Stuart Ingall-Tombs(2)	170,722	*	123,359	79,592
Sarosh Mistry(4)	—	*	—	—
John Pettigrew	55,000	*	55,000	10,000
Angela Seymour-Jackson(5)	10,574	*	10,574	10,574
Julie Southern	9,891	*	9,891	9,891
Cathy Turner(3)	24,690	*	24,690	15,384
Linda Yueh	1,590	*	1,590	1,590

*
Less than 1%

(1)
Andy Ransom has an interest in 4,822,579 vested PSP shares from the 2013, 2014, 2015, 2016, 2017 and 2018 awards, which he has not yet exercised. These figures are not included in his beneficial interest of Rentokil Initial ordinary shares as of July 15, 2022 above but are included in the share award table below.

(2)
Stuart Ingall-Tombs was appointed to the Rentokil Initial board of directors on August 15, 2020.

(3)
Cathy Turner was appointed to the Rentokil Initial board of directors on April 1, 2020.

(4)
Sarosh Mistry was appointed to the Rentokil Initial board of directors on April 1, 2021.

(5)
Angela Seymour-Jackson stepped down from the Rentokil Initial board of directors at the 2021 AGM.

Executive and ELT Shareholdings
All Executive Directors are required to hold Rentokil Initial ordinary shares equivalent in value to a percentage of their salary within a five-year period from their appointment date. For the Chief Executive, this requirement is 300% of annual salary and for the Chief Financial Officer 200% of annual salary.
As of July 15, 2022, the Chief Executive substantially exceeded the minimum shareholding requirement and Stuart Ingall-Tombs was on track to meet the shareholding requirement within five years.
The table below sets out the number of Rentokil Initial ordinary shares held as of July 15, 2022 by each Executive Director. Rentokil Initial ordinary shares owned outright include those held by connected persons.
	Shareholding requirement as a % of salary	Number of Rentokil Initial ordinary shares owned outright	Value of shareholding as of 15 July 2022(1)	Rentokil Initial ordinary shares owned outright as a % of salary(2)	Interest in PSP and DBP awards not subject to performance conditions as of 15 July 2022	Interest in PSP awards subject to performance conditions as of 15 July 2022
Andy Ransom	300%	1,694,852	£8,677,642	963%	5,767,530	1,654,524
Stuart Ingall-Tombs	200%	170,722	£874,097	159%	70,597	722,825

(1)
The price of a Rentokil Initial ordinary share is based on the closing share price on July 15, 2022 of 512.0p.

(2)
Stuart Ingall-Tombs is 19 months into his five-year period to meet the shareholding requirement. He is on track to meet the holding requirement ahead of the five-year requirement.

The table below sets out the number of Rentokil Initial ordinary shares held by ELT members and their connected persons as of July 15, 2022. No ELT member has any beneficial interest in the shares of any of Rentokil Initial’s subsidiaries.
	Number of Rentokil Initial ordinary shares	Percentage of issued Rentokil Initial ordinary shares
Gary Booker	—	*
Rachel Canham(1)	—	*
Vanessa Evans	16,027	*
Mark Gillespie(2)	—	*
Chris Hunt	2,664	*
Alain Moffroid	816,896	*
John Myers	360,464	*
Mark Purcell	9,338	*
Andrew Stone	—	*
Brian Webb	11,124	*
Phill Wood	—	*

*
Less than 1%

(1)
Rachel Canham commenced employment with Rentokil Initial in April 2022.

(2)
Mark Gillespie became a member of the ELT effective April 1, 2022.

Total PSP and DBP Awards held by Executive Directors and ELT Members
The table below sets out the number of PSP and DBP awards held as of July 15, 2022 by each Executive Director.
	Date of award	Share price used to determine award	Scheme interest at 1 Jan 2021	Shares awarded 1 Jan 21 to 15 July 22	Shares lapsed 1 Jan 21 to 15 July 22	Dividend equivalent shares at vest	Shares available for exercise 1 Jan 21 to 15 July 22	Dividend equivalent shares at exercise	Shares exercised 1 Jan 21 to 15 July 22	Outstanding awards at 15 July 22	Performance period end
2012 PSP
Andy Ransom	08/05/2012	83.5p	163,625	—	—	—	163,625	—	163,625(7)	—	07/05/2013
2013 PSP(1)
Andy Ransom	30/04/2013	96.0p	513,403	—	—	—	513,403	—	—	513,403	29/04/2016
Andy Ransom	01/10/2013	109.0p	388,853	—	—	—	388,853	—	—	388,853	29/04/2016
2014 PSP(1)
Andy Ransom	31/03/2014	123.4p	912,792	—	—	—	912,792	—	—	912,792	30/03/2017
2015 PSP(1)
Andy Ransom	31/03/2015	135.5p	883,906	—	—	—	883,906	—	—	883,906	30/03/2018
2016 PSP(1)
Andy Ransom	12/05/2016	159.4p	869,324	—	—	—	869,324	—	—	869,324	10/03/2019
2017 PSP(1)
Andy Ransom	31/03/2017	246.4p	562,676	—	—	—	562,676	—	—	562,676	30/03/2020
2018 PSP(2)(3)
Andy Ransom	29/03/2018	271.2p	553,300	—	77,628	11,678	487,350	—	—	487,350	28/03/2021
Andy Ransom	14/05/2018	271.2p	138,325	—	19,407	2,919	121,837	—	—	121,837	13/05/2021
Stuart Ingall-Tombs(4)	29/03/2018	271.2p	52,888	—	7,421	1,116	46,583	—	46,583(8)	—	28/03/2021
Stuart Ingall-Tombs(4)	06/09/2018	320.0p	48,434	—	24,217	594	24,811	—	24,811(8)	—	05/09/2021
2019 PSP(6)
Andy Ransom	25/03/2019	346.6p	551,987	—	18,547	14,365	547,805	—	—	547,805	24/03/2022
Stuart Ingall-Tombs(4)	25/03/2019	346.6p	60,978	—	36,089	1,169	44,609	—	44,609	—	24/03/2022
2019 DBP(5)
Andy Ransom	25/03/2019	346.6p	72,505	—	—	—	—	—	—	72,505	24/03/2022
2020 DBP(5)
Andy Ransom	24/03/2020	358.6p	119,243	—	—	—	—	—	—	119,243	23/03/2023
2020 PSP
Andy Ransom	08/09/2020	530.2p	412,580	—	—	—	—	—	—	412,580	07/09/2023
Stuart Ingall-Tombs	08/09/2020	530.2p	188,608	—	—	—	—	—	—	188,608	07/09/2023
2021 PSP
Andy Ransom	23/03/2021	494.4p	—	442,455	—	—	—	—	—	442,455	23/03/2024
Andy Ransom	18/05/2021	468.5p	—	140,074	—	—	—	—	—	140,074	18/05/2024
Stuart Ingall-Tombs	23/03/2021	494.4p	—	202,265	—	—	—	—	—	202,265	23/03/2024
2022 PSP	—	—	—	—	—	—	—	—	—	—	—

	Date of award	Share price used to determine award	Scheme interest at 1 Jan 2021	Shares awarded 1 Jan 21 to 15 July 22	Shares lapsed 1 Jan 21 to 15 July 22	Dividend equivalent shares at vest	Shares available for exercise 1 Jan 21 to 15 July 22	Dividend equivalent shares at exercise	Shares exercised 1 Jan 21 to 15 July 22	Outstanding awards at 15 July 22	Performance period end
Andy Ransom	04/03/2022	497.6p	—	659,415	—	—	—	—	—	659,415	03/03/2025
Stuart Ingall-Tombs	04/03/2022	497.6p	—	331,592	—	—	—	—	—	331,592	03/03/2025
2022 DBP(5)	—	—	—	—	—	—	—	—	—	—	—
Andy Ransom	22/03/2022	507.2p	—	124,211	—	—	—	—	—	124,211	21/03/2025
Stuart Ingall-Tombs	22/03/2022	507.2p	—	70,597	—	—	—	—	—	70,597	21/03/2025

(1)
Rentokil Initial ordinary shares held by Andy Ransom under the 2013, 2014, 2015, 2016, 2017 and 2018 PSP awards are vested but unexercised and total 4,740,141. Stuart Ingall-Tombs did not hold any vested, but unexercised options.

(2)
The 2018 PSP award is entitled to receive dividend equivalents in the form of Rentokil Initial ordinary shares based on dividend payments between the date of grant and vesting. These are included in the total shares at vest. The awards granted prior to 2021 are also entitled to receive dividend equivalents in the form of shares post vest based on dividend payments between the date of vest and the date one month before exercise. These shares are applied at exercise.

(3)
The 2018 PSP award partially vested at 85.97%.

(4)
The 2017, 2018 and 2019 awards for Stuart Ingall-Tombs were made prior to his appointment as an Executive Director. The awards were granted as conditional shares that are automatically exercised on vesting. Part of the 2018 and 2019 awards are subject to the achievement of North America specific targets related to revenue and profit margin growth and the shares for this element have been prorated for his CFO North America role.

(5)
The 2019, 2020 and 2022 DBP awards have no additional performance conditions beyond the three-year holding period.

(6)
The awards granted were in the form of nil-cost options and may be exercised after vesting up to 10 years from the date of grant, with the exception of awards granted to Stuart Ingall-Tombs in 2018 and 2019, these awards were granted as conditional awards and will automatically be exercised on vest.

(7)
Andy Ransom exercised his 2012 PSP award on August 16, 2021, the shares had nil cost and the market value on the day was 560.01p.

(8)
Stuart Ingall-Tombs exercised his 2018 award on September 6, 2021, the shares had nil cost and the market value was 582.92p.

The table below sets out the number of PSP awards held as of July 15, 2022 by each ELT member.
	Scheme interest at 1 Jan 2021	Shares available for exercise 1 Jan 21 to 15 July 22	Shares exercised 1 Jan 21 to 15 July 22	Outstanding awards at 15 July 22
Alain Moffroid(1)	378,843	288,871	0	541,716
Andrew Stone(2)	143,588	102,703	0	234,055
Brian Webb(3)	174,312	128,136	0	260,916
Chris Hunt(4)	312,674	258,349	0	409,266
Gary Booker(5)	345,904	253,448	12,000	487,746
John Myers(6)	599,592	345,408	345,408	463,403
Mark Gillespie(7)	241,319	207,320	0	331,256

	Scheme interest at 1 Jan 2021	Shares available for exercise 1 Jan 21 to 15 July 22	Shares exercised 1 Jan 21 to 15 July 22	Outstanding awards at 15 July 22
Mark Purcell(8)	358,879	310,161	0	452,200
Phill Wood(9)	619,765	528,954	0	782,459
Vanessa Evans(10)	459,769	374,557	0	612,434

(1)
The expiration date of the awards outstanding on July 15, 2022 by Alain Moffroid are as follows: (i) 103,991 on March 31, 2027, (ii) 101,865 on March 29, 2028, (iii) 83,015 on March 25, 2029, (iv) 80,901 on September 8, 2030, (v) 87,318 on March 23, 2031 and (vi) 84,626 on March 4, 2032.

(2)
The expiration date of the awards outstanding on July 15, 2022 by Andrew Stone are as follows: (i) 5,983 on March 31, 2024, (ii) 20,349 on March 11, 2026, (iii) 26,983 on March 31, 2027, (iv) 27,389 on March 29, 2028, (v) 21,999 on March 25, 2029, (vi) 38,731 on September 8, 2030, (vii) 45,949 on March 23, 2031 and (viii) 46,672 on March 4, 2032.

(3)
The expiration date of the awards outstanding on July 15, 2022 by Brian Webb are as follows: (i) 859 on March 11, 2026, (ii) 46,976 on March 31, 2027, (iii) 43,079 on March 29, 2028, (iv) 37,222 on March 25, 2029, (v) 42,323 on September 8, 2030, (vi) 45,388 on March 23, 2031 and (vii) 45,069 on March 4, 2032.

(4)
The expiration date of the awards outstanding on July 15, 2022 by Chris Hunt are as follows: (i) 5,283 on March 31, 2025, (ii) 75,664 on March 11, 2026, (iii) 48,975 on March 31, 2027, (iv) 16,660 on September 4, 2027, (v) 71,511 on March 29, 2028, (vi) 40,256 on March 25, 2029, (vii) 48,095 on September 8, 2030, (viii) 51,577 on March 23, 2031 and (ix) 51,245 on March 4, 2032.

(5)
The expiration date of the awards outstanding on July 15, 2022 by Gary Booker are as follows: (i) 39,022 on March 1, 2028, (ii) 108,970 on March 29, 2028, (iii) 93,456 on March 25, 2029, (iv) 78,491 on September 8, 2030, (v) 84,174 on March 23, 2031 and (vi) 83,633 on March 4, 2032.

(6)
The expiration date of the awards outstanding on July 15, 2022 by John Myers are as follows: (i) 60,608 on March 24, 2023, (ii) 104,199 on September 7, 2023, (iii) 109,259 on March 23, 2024 and (iv) 189,337 on March 3, 2025.

(7)
The expiration date of the awards outstanding on July 15, 2022 by Mark Gillespie are as follows: (i) 74,444 on March 11, 2026, (ii) 49,143 on March 31, 2027, (iii) 45,075 on March 29, 2028, (iv) 38,658 on March 25, 2029, (v) 29,970 on September 8, 2030, (vi) 42,854 on March 23, 2031 and (vii) 51,112 on March 4, 2032.

(8)
The expiration date of the awards outstanding on July 15, 2022 by Mark Purcell are as follows: (i) 116 on July 30, 2023, (ii) 48,808 on March 31, 2024, (iii) 72,564 on March 31, 2025, (iv) 54,918 on March 11, 2026, (v) 40,086 on March 31, 2027, (vi) 36,404 on March 29, 2028, (vii) 57,265 on March 25, 2029, (viii) 45,265 on September 8, 2030, (ix) 48,543 on March 23, 2031 and (x) 48,231 on March 4, 2031.

(9)
The expiration date of the awards outstanding on July 15, 2022 by Phill Wood are as follows: (i) 194,630 on March 11, 2026, (ii) 125,974 on March 31, 2027, (iii) 112,158 on March 29, 2028, (iv) 96,192 on March 25, 2029, (v) 80,788 on September 8, 2030, (vi) 86,637 on March 23, 2031 and (vii) 86,080 on March 4, 2032.

(10)
The expiration date of the awards outstanding on July 15, 2022 by Vanessa Evans are as follows: (i) 179,050 on March 11, 2026, (ii) 105,244 on March 29, 2028, (iii) 90,263 on March 25, 2029, (iv) 75,807 on September 8, 2030, (v) 81,296 on March 23, 2031 and (vi) 80,774 on March 4, 2032.

Rentokil Initial Remuneration in Context
Wider Workforce Policy
During 2021, Rentokil Initial had approximately 46,000 colleagues based in 88 countries. Rentokil Initial has a broad remuneration policy which reflects the diversity of cultures, legislative environments, employment markets and the types and seniority of roles that this geographic spread requires. Rentokil Initial structures its employee reward to enable us to recruit and retain the right people, doing the right job for its customers.

Rentokil Initial believes that its relationship with its colleagues is generally good, as evidenced by its high engagement scores. The majority of Rentokil Initial’s colleagues are not represented by any labor union. However, labor agreements are common in some countries around the world and Rentokil Initial recognises such arrangements and works closely with the applicable work councils. Rentokil Initial recognises unions and/or follows Collective Labour Agreements in Sweden, Denmark, Norway, Finland, Turkey, Austria, Belgium, France, Greece, Italy, Luxembourg, The Netherlands, Portugal, Spain, Brazil, Chile, Colombia, Guadeloupe, Martenique, Eswatini, Kenya, South Africa, Uganda and India. These agreements are typically national agreements and cover blue collar workers. Rentokil Initial has not experienced any strike action that significantly influenced its business activities.
CEO Pay Ratio
The CEO pay ratio compares Rentokil Initial’s Chief Executive’s single figure earnings to the single figure earnings of UK colleagues. It has been calculated using method A, where the colleagues at each quartile are identified using details of their full-time equivalent pay and benefits for the year being measured. The effective date for the calculation is the December 31 of the reporting year. For example, the 2021 colleague figures represent the full-time equivalent pay and benefits for 2021 for colleagues employed on December 31, 2021 and is calculated once the actual data is available, which means that no elements of pay are omitted or departures required from the methodology. This method was chosen as it best replicates the Chief Executive’s single figure.
The table below shows the ratios at the 25th percentile, median and 75th percentile for 2021, 2020, 2019 and 2018:
Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2021	A	281:1	232:1	172:1
		£21,385	£25,894	£34,910
2020	A	203:1	160:1	111:1
		£19,959	£25,379	£36,452
2019	A	220:1	173:1	119:1
		£20,695	£26,348	£38,169
2018	A	229:1	189:1	145:1
		£21,644	£26,262	£34,318
The ratios are significantly higher in 2021 than 2020. There are three key reasons:
•
the Chief Executive’s pay has returned to normal levels following 2020 in which he received no bonus, a lower PSP vesting level and waived his salary in Q2 2020;

•
the acquisition of the Cannon Hygiene business has increased the number of hygiene technicians, which has reduced the pay of Rentokil Initial’s benchmark colleagues; and

•
price per Rentokil Initial ordinary share has risen 90% between 1 January 2018 and 31 December 2021, which means the PSP element of the CEO’s package has significantly increased in value over this time, due to share price appreciation.

It is anticipated that variations in the PSP and annual bonus outcomes will have the biggest impact on the ratios over time. For PSP, this is due to vesting levels and the share price changing. For the annual bonus, although Rentokil Initial’s comparator colleagues are also eligible for a bonus, the Chief Executive is targeted on company-level outcomes, whereas its comparator colleagues are based on their specific remit, which given that the UK makes up only a small percentage of the company, means the outcomes may vary from year to year.
The median pay ratio is consistent with the pay, reward and progression policies for Rentokil Initial’s UK colleagues taken as a whole. Rentokil Initial has a consistent approach to reward across the Rentokil Initial group, and colleagues’ packages are set with reference to the external market.

Gender Pay Gap
Rentokil Initial continues to have no material gender pay gap between men and women, with a median of -4% and a mean -8%, which is significantly better than the UK average of 15.4% reported by the Office for National Statistics, and means the median woman earns more than the equivalent man.
These are encouraging results overall, and Rentokil Initial is steadily increasing the number of women in senior roles. In addition, Rentokil Initial’s reputation as an Employer of Choice has continued to grow with a significant number of female external hires.
Rentokil Initial continues to be focused on making Rentokil Initial an even more diverse and inclusive place to work and in 2021 rolled out a global diversity, equality and inclusion upskilling programme for all middle and senior management across the world, covering around 1,000 employees.
Rentokil Initial’s key areas of focus continue to be increasing the number of female frontline technicians and improving the proportion of females in senior manager roles in both its head office functions and its operations.
Relative Importance of Spend on Pay
The table below sets out amounts paid by Rentokil Initial in total employee costs and total dividends paid for the years ended December 31, 2021 and December 31, 2020.
	2021(1) £m	2020(1) £m	% change
Remuneration paid to all colleagues of the Rentokil Initial group	1,404.9	£1,304.9	7.7%
Distributions to shareholders	138.7	—	100%

(1)
The average number of people employed by Rentokil Initial during the year was 46,031 in 2021 and 44,588 in 2020.

Percentage Change in Remuneration
The table below sets out a comparison of the change in pay versus the previous year for the Chief Executive, Chief Financial Officer, Chairman, Non-Executive Directors and colleagues of Rentokil Initial for 2020 and 2021.
The percentage changes calculated on the actual remuneration received are distorted by two factors: firstly, initiatives undertaken in 2020 to help mitigate the impact of COVID-19, such as pay waivers in Q2 2020 and cancelling the annual bonus scheme, have impacted the percentage changes; and secondly, the actual remuneration received is not adjusted for in-year starters and leavers.
To give a clearer picture, a “‘like for like’” comparison has also been included, which includes adjustments to correct the above distortions; for example, by removing the impact of the pay waivers from base salary. However, the bonus payments are still impacted by COVID-19.

		Salary/fees(1)		Annual bonus(2)		Benefits(3)(4)		Total
		2021	2020	2021	2020	2021	2020	2021	2020
Andy Ransom	Actual	33.3%	(14.2)%	100%	(100)%	0.5%	(0.3)%	265.4%	(63.5)%
	Like for like	—	14.3%	115.8%	(31.7)%	0.5%	(0.3)%	52%	(12.4)%
Stuart Ingall-Tombs(5)	Actual	175.3%	—	100%	—	(44.8)%	—	556.8%	—
	Like for like	3.8%	—	168.3%	—	(58.3)%	—	63.9%	—
Richard Solomons	Actual	9.6%	34.6%	—	—	—	—	9.6%	34.6%
	Like for like	—	—	—	—	—	—	—	—
Sarosh Mistry(6)	Actual	—	—	—	—	—	—	—	—
	Like for like	—	—	—	—	—	—	—	—
John Pettigrew	Actual	9.6%	(4.6)%	—	—	—	—	9.6%	(4.6)%
	Like for like	—	—	—	—	—	—	—	—
Angela Seymour-Jackson(7)	Actual	(53.1)%	(16.2)%	—	—	—	—	(53.1)%	(16.2)%
	Like for like	—	—	—	—	—	—	—	—
Julie Southern	Actual	9.6%	(8.8)%	—	—	—	—	9.6%	(8.8)%
	Like for like	—	—	—	—	—	—	—	—
Cathy Turner(8)	Actual	89.3%	—	—	—	—	—	89.3%	—
	Like for like	16.0%	—	—	—	—	—	16.0%	—
Linda Yueh	Actual	9.6%	(8.8)%	—	—	—	—	9.6%	(8.8)%
	Like for like	—	—	—	—	—	—	—	—
Employees(9)	Actual	4.4%	2.7%	352.1%	(62.8)%	(4.5)%	1.3%	45.9%	(15.2)%
	Like for like	0.4%	2.4%	352.1%	(62.8)%	(4.5)%	1.3%	41.3%	(17.3)%

(1)
Base salary includes overtime and allowances. The Chairman and the Non-Executive Directors waived 35% of their fees in Q2 2020, in line with waivers made by the Executive Directors as part of a range of initiatives to help support the Rentokil Initial business through COVID-19. Andy Ransom waived all of his base pay in Q2 2020.

(2)
Annual bonus includes Rentokil Initial’s Group Management Bonus Scheme (GMBS) and any other bonus commission or cash incentive but excludes any long-term incentives.

(3)
Benefits include private healthcare, car allowance, cars, fully expensed fuel cards and commercial vans (private use).

(4)
Pension and retirement benefits are not included in accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013.

(5)
Stuart Ingall-Tombs was appointed as Rentokil Initial’s Chief Financial Officer on August 15, 2020.

(6)
Sarosh Mistry was appointed to the Rentokil Initial board of directors on April 1, 2021.

(7)
Angela Seymour-Jackson stepped down from the Rentokil Initial board of directors at the 2021 AGM. She waived an additional £10,000 of her fees in 2020.

(8)
Cathy Turner was appointed to the Rentokil Initial board of directors on April 1, 2020 and appointed to Chair of the Committee on at the 2021 AGM. She waived an additional £3,000 of her fees in 2020.

(9)
In line with regulations, employees includes those employed by Rentokil Initial, excluding Executive Directors and Non-Executive Directors.

Summary of Rentokil Initial’s 2021 Directors’ Remuneration Policy
Base salary
Purpose/link to strategy	To attract and retain executives of the calibre required to implement Rentokil Initial’s strategy.

Operation
Base salaries are payable in cash and are normally reviewed annually. Base salaries are set taking into account:
•
scope and responsibilities of the role;

•
external economic environment;

•
individual skills and experience;

•
contribution to overall business performance;

•
pay conditions for other colleagues based in the UK and other regions which are considered by the Committee to be relevant for that executive; and

•
comparable salaries in a cross-section of companies of a similar size and complexity at the time of review — which will be taken into consideration, but not be the key determiner of salary levels.

Levels of payout
Base salaries are set at an appropriate level taking into account the factors described under “Operation” above and salary increases are considered in this context.
While there is no maximum salary level, the Committee would normally expect percentage pay increases for the Executive Directors to be broadly in line with the wider workforce in relevant regions. However, higher increases may be awarded in certain circumstances, where the Committee considers this appropriate, such as:
•
where a new Executive Director has been appointed to the Rentokil Initial board of directors at a lower than typical market salary to allow for growth in the role, then larger increases may be awarded in following years to move salary positioning closer to typical market levels as the executive grows in experience, subject to performance;

•
where the Executive Director has been promoted or has had a change in responsibilities, salary increases in excess of the above level may be awarded; or

•
a substantial change in Rentokil Initial’s size or market capitalisation leading to the positioning of an Executive Director’s salary falling behind market practice.

In exceptional circumstances, where a Non-Executive Director temporarily takes up an executive position, salary increases for the Non-Executive Director may be awarded as appropriate.

Performance measures and period	The payment of salary is not dependent on achieving performance targets although individual performance is taken into account when setting salary levels and determining any salary increases.

Pension
Purpose/link to strategy	To facilitate Executive Directors’ planning for retirement.
Operation	Executive Director pension arrangements are by way of a defined contribution arrangement or through a cash alternative of a similar value or a combination of the two.
Levels of payout
For the current Chief Financial Officer and any future Executive Director hires the maximum contribution will be in line with the wider workforce in the UK, which is currently 3% of base salary although this rate may change from time to time.
The maximum contribution for the Chief Executive has been frozen at the cash amount paid in 2019, when the Policy in force at the time was 25% of salary and is currently equivalent to 21.9% of base salary. This cash amount will be reduced to be in line with the maximum contribution for the wider workforce in the UK at the end of 2022.

Performance measures and period	Not applicable.
Benefits
Purpose/link to strategy	To provide market-competitive benefits that support the executive to undertake their role.
Operation
Rentokil Initial pays the cost of providing the benefits on a monthly, annual or one-off basis. Benefits are determined taking into account market practice, the level and type of benefits provided throughout the Rentokil Initial group and individual circumstances. All benefits are non-pensionable. The main benefits for Executive Directors are:
•
life assurance;

•
car or car allowance;

•
family healthcare;

•
permanent health insurance; and

•
relocation benefits — in the event that an executive were required to relocate to undertake their role, the Committee may provide an additional appropriate level of benefits to reflect the relevant circumstances. Such benefits may be one-off or ongoing in nature.

Should an Executive Director be appointed in a country other than the UK, benefits appropriate to that market would be considered. The Committee retains the discretion to change the benefits provided (including offering additional benefits) in line with market practice and may include offering participation in any future all employee share plan.

Levels of payout	Levels of benefits are set in line with market practice. The level of benefits provided varies year on year depending on the cost of the provision of benefits to Rentokil Initial and therefore it is not meaningful to identify a maximum level of benefits.
Performance measures and period	Not applicable.

Annual bonus
Purpose/link to strategy
To recognise and reward for stretching business performance against annual financial targets and/or personal objectives that contribute to Rentokil Initial performance.
To attract and retain executives of the calibre required to implement Rentokil Initial’s strategy and drive business performance.
The deferral of an element of the annual bonus into Rentokil Initial ordinary shares provides alignment with shareholders’ long-term interests following the successful delivery of short-term targets and supports the balance of achievement of short-term and long-term business performance.

Operation
The annual bonus is paid each year after the Committee has reviewed performance against targets, which are set around the beginning of each year for each Executive Director, taking into consideration the underlying performance of the business.
Normally no more than 60% of any bonus is generally paid in cash with the balance deferred in Rentokil Initial ordinary shares under the Deferred Bonus Plan (DBP).
Deferred shares typically vest after a period of three years with no further performance conditions.

Shares awarded under the DBP are typically awarded as nil-cost options and have an exercise period that extends from the date of vesting to the tenth anniversary of the award being made although awards may be structured in other ways. If nil-cost options remain exercisable at the tenth anniversary of grant then they will be exercised automatically on a participant’s behalf.
The Committee retains the right to exercise discretion to ensure that the level of bonus payable is appropriate and a fair reflection of Rentokil Initial’s performance.
Malus and clawback rules apply to both cash bonus payments and DBP awards (see Malus and Clawback section for details).
Deferred shares may be adjusted in accordance with the rules in the event of a variation of Rentokil Initial’s share capital, demerger, special dividend or similar event that materially affects the price of Rentokil Initial ordinary shares.

Levels of payout
Bonus payouts start to accrue at a level of up to 20% of base salary for meeting threshold levels of performance and a maximum opportunity of 180% of base salary, with an on-target bonus opportunity of no more than 50% of the maximum opportunity. Payouts for performance levels in between these levels will typically be paid on a straight-line basis.
Dividend equivalents accrue between grant date and vesting date on shares that vest under the DBP and are normally settled in the form of additional shares.

Performance measures and period
The annual bonus is normally based on the achievement of financial targets and/or personal objectives, although the Committee may include other strategic priorities. Performance is typically tested over a one-year performance period.
The Committee reserves the right to set appropriate measures that ensure alignment with business strategy and shareholder interest, subject to the financial measures accounting for at least 75% of the total.
Financial measures may be linked to Rentokil Initial group performance or the Executive’s specific area of responsibility, if appropriate.

Performance Share Plan (PSP)
Purpose/link to strategy
To motivate and incentivise delivery of stretching business performance over the long term and to create alignment with growth in value for shareholders.
To act as a retention tool for Executive Directors.

Operation
The PSP operates under the rules approved by shareholders in 2016 (and as amended).
An award of shares is granted on an annual basis with a face value in line with the multiple of base salary approved by the Committee, with vesting subject to the achievement of performance conditions.
Shares awarded under the PSP are typically awarded as nil-cost options (although may be structured in other ways) and have an exercise period that extends from the date of vesting to the tenth anniversary of the award being made. If nil-cost options remain exercisable at the tenth anniversary of grant then they will be exercised automatically on a participant’s behalf.
Award levels and performance conditions are set to support the business’ long-term goals and seek to reflect market practice and shareholder guidance.
Awards are subject to a two-year holding period post vesting. Directors may sell sufficient shares to pay taxes due related to the award, if required, during this period.
Malus and clawback rules apply to shares awarded under the PSP (see Malus and Clawback section for details).
Awards may be adjusted in accordance with the rules in the event of a variation of Rentokil’s share capital, demerger, special dividend or similar event that materially affects the price of Rentokil Initial ordinary shares.

Levels of payout
The maximum regular annual award will be 375% of base salary for the Chief Executive and 300% of base salary for the Chief Financial Officer and any other Executive Directors. This increase in award will be implemented on a phased basis, with the CEO receiving 325% of salary (75% of salary increase) in the year ending December 31, 2021 (Year 1). The CFO will receive an award of 200% of salary (this remains at the current level) in Year 1, while he settles into the role and gains experience. No more than 20% of the award shall vest for meeting threshold levels of performance and 100% of the award shall vest if maximum performance is achieved. Performance between these points will typically be measured on a straight-line basis.
Dividend equivalents may accrue between grant date and vesting date or to the end of the holding period on shares that vest under the PSP and are normally settled in the form of additional shares.

Performance measures and period
Awards are subject to the achievement of financial and ESG/strategic measures, with specific measures and weightings set by the Committee each year to ensure alignment with the business strategy at the time of grant. However, a minimum weighting of 75% should relate to financial (including TSR) measures. Potential measures include:
•
relative TSR performance;

•
organic revenue growth;

•
free cash flow conversion; and

•
ESG measures (employee retention, customer satisfaction and vehicle fuel intensity).

If events happen which cause the Committee to consider that a performance condition would not, without alteration, achieve its original purpose, it may amend that performance condition provided that the amended performance condition is materially no less challenging than it would have been had the event not occurred.
The Committee retains the right to exercise discretion to ensure that the formulaic vesting outcome is appropriate and a fair reflection of Rentokil Initial’s performance.

Shareholding guidelines
Purpose/link to strategy	Encourages greater levels of shareholding and aligns Executive Directors’ interests with those of shareholders.
Operation
Executive Directors are expected to achieve and maintain a holding of Rentokil Initial ordinary shares.
A further post-cessation shareholding requirement will normally apply to Executive Directors (see Termination section for details). For two years following cessation of employment, Executive Directors will be required to hold Rentokil Initial ordinary shares to the value of the shareholding guideline that applied at the cessation of their employment unless the Committee exceptionally determines otherwise; or, in cases where the individual has not had sufficient time to build up shares to meet their guideline, the actual level of shareholding at cessation.

Levels of holding	Chief Executive: 300% of salary, Chief Financial Officer and other Executive Directors: 200% of salary. To be achieved within five years of appointment or other significant event.
Performance measures and period	Not applicable.
Measures and Targets
All the performance measures selected, both in the financial and ESG/strategic categories, support the delivery of short-term and long-term financial performance of Rentokil Initial’s business and shareholder value creation. Targets are set each year based on stretching internal budgets and achieving or exceeding these targets will both return value to shareholders and reward the executive team for delivery.
The annual bonus measures are reviewed annually to focus on delivery of key financial targets and strategic goals for the forthcoming year, as well as key strategic or operational goals relevant to the individual. Over the long term, PSP performance measures are focused on generating returns to shareholders through the relative TSR measure and other measures focus on improving business performance.

Malus and Clawback
Malus and clawback rules apply to the Executive Directors’ incentive arrangements. Under these provisions, the Committee at its discretion may reduce bonus payments in respect of the current year or future years and have the ability to scale back awards that have not yet vested under Rentokil Initial’s PSP or DBP (potentially to nil) in the event of:
•
a material misstatement of Rentokil Initial’s audited results for the current year or prior years;

•
actions which result in serious reputational damage or corporate failure affecting any part of the Rentokil Initial group, which can be reasonably attributed to be the result of an individual’s serious misconduct;

•
the discovery that an assessment of performance connected to the award (including relating to the original bonus amount for the DBP) was based on misleading or inaccurate information;

•
there has been fraud or gross misconduct, or circumstances which, in the opinion of the Committee, would entitle Rentokil Initial or any other member of the Rentokil Initial group to summarily dismiss the individual; or

•
in other circumstances where the Committee, in its discretion, considers that this treatment is appropriate.

For bonus, a clawback provision exists to give the Committee, in the same circumstances to malus, the ability to recover sums already paid for up to two years after bonus determination.
For PSP, a clawback provision exists to give the Committee, in the same circumstances as malus, the ability to recover sums already paid for up to five years from the grant date.
Use of Discretion
The Committee is cognisant of its responsibility to make informed and thoughtful decisions on remuneration that are both balanced and in the long-term interests of the business and shareholders and, where necessary, will apply discretion to remuneration targets or outcomes that would otherwise be inappropriate.
In addition, the Committee also retains the right to apply discretion in the operation and administration of Rentokil Initial incentive plans. This includes, but is not limited to, the following areas: setting appropriate performance conditions, weightings and targets from year to year for the PSP and annual bonus; the timing of PSP and DBP grants; the timing of annual bonus payments; the size of PSP awards granted; and determining the treatment of leavers.
Any discretion applied will be in accordance with the respective plan rules (or relevant documentation) and within the limits of the Policy.
Directors’ Service Agreements — Executive Directors
Executive Directors are employed on permanent contracts which are terminable on 12 months’ notice by either party. A description of the payment in lieu of notice provisions can be found below. Rentokil Initial’s policy in respect of the notice periods for the termination of Executive Directors’ contracts conforms to the UK Corporate Governance Code. The remuneration and contractual arrangements for the Executive Directors and senior management do not contain any matters that are required to be disclosed under the Takeover Directive. The contracts of service for Executive Directors are available for inspection by shareholders at Rentokil Initial’s registered office.
Termination
When an Executive Director leaves the business on the basis of mutual agreement, the Committee will determine an appropriate payment, taking into account the circumstances of leaving, but any payment will be no more generous than that for leavers by reason of disability, ill health, retirement, redundancy, death or sale of an individual employing business. There are no provisions for notice periods or compensation in the event of the termination of the appointment of a Non-Executive Director. The Chair of the Rentokil Initial board of directors has a notice period of six months.
Base Pay and Benefits
Executive Directors are entitled to a payment in lieu of notice equal to base pay and the value of benefits only for the duration of the remaining notice period, subject to mitigation. Rentokil Initial has the ability to terminate Executive Directors’ employment, in the event of a prolonged mental or physical incapacity to carry out his/her company duties and without notice (summary dismissal), in the event of gross misconduct or being disqualified to act as a Director. Appropriate medical benefits may still be provided in the case of prolonged mental or physical incapacity.
Other
Executive Directors may be entitled to other payments including, but not limited to, costs of appropriate repatriation/relocation, outplacement, settlement agreement, non-compete agreement, legal and/or tax and other relevant professional costs. The Committee would look to ensure that the level of these costs/benefits was reasonable and in the best interests of shareholders.
Bonus, Including Deferred Bonus Plan (DBP) Cash Bonus
In the event of retirement, death, disability, redundancy, change of control, sale of the employing company or any other circumstance at the discretion of the Committee, Executive Directors may receive a bonus payment for the year in which they cease employment. This payment will normally be pro-rated for time and performance; however, the Committee retains the discretion to review overall business and individual performance and determine that a different level of bonus payment is appropriate.
Otherwise, generally, Executive Directors must be employed at the date of payment to receive a bonus. In certain circumstances, the Committee may determine that a bonus payment may be due to reflect performance and contribution to the point of cessation.
Deferred bonus shares under the DBP will normally vest in full following completion of the three-year vesting period, unless the Committee determines in its absolute discretion that vesting will be accelerated. Participants will have six months from the date of vest to exercise. The vesting of awards will be accelerated in the event of death and there will be a period of 12 months from death to exercise (or up to 24 months if the Committee so determines).
The Executive Director will normally have six months in which to exercise their vested awards from the date of leaving (12 months for death (or up to 24 months if the Committee so determines)).
Performance Share Plan
In the event of ill health, disability, death, retirement, redundancy, change of control, sale of the employing company or any other circumstance at the discretion of the Committee, awards will vest on the original vesting date on a time-apportioned basis (unless the Committee determines otherwise). Performance will be measured at the end of the original performance period. Participants will have six months from the end of the holding period to exercise. At the Committee’s discretion in the event of ill health, disability or death (or in the event of any other exceptional circumstance if it determines), awards can vest early on a time-apportioned basis. In this circumstance, performance will be measured to the early vesting date. If participants leave for any other reason before the end of the performance period, their award will lapse on termination.
Participants will have six months from leaving to exercise (12 months for death (or up to 24 months if the Committee so determines)).
Any PSP awards in the two-year holding period after vesting will be available to exercise following completion of the two-year holding period. Participants will have six months from the latest of the end of the holding period or the leaving date to exercise (12 months for death (or up to 24 months if the Committee so determines)).

Post-cessation Shareholding Requirement
For two years following the cessation of employment, Executive Directors will normally be required to hold Rentokil Initial ordinary shares to the value of the shareholding guideline that applied at the cessation of their employment; or, in cases where the individual has not had sufficient time to build up shares to meet their guideline, the actual level of shareholding at cessation.
The post-cessation shareholding requirement is to be satisfied from shares vesting under the DBP and PSP from grants from 2021 onwards. On exercise sufficient shares may be sold to cover taxes due, but until the shareholding requirement is met the remaining shares will be held by Rentokil Initial in nominee/escrow for the benefit of the Director.
If the Executive Director has met the shareholding requirement through other means, with the exception of shares bought with their own funds, and the above approach results in a shortfall at the date of leaving, the Executive Director will be required to transfer the appropriate number of shares into the nominee/escrow in order to meet the requirement.
In the event of ill health, disability or death (or in the event of any other exceptional circumstance that the Committee determines), the post-cessation shareholding requirement will not apply.
Change of Control
If Rentokil Initial is taken over or wound up, PSP awards may vest by reference to the extent to which the performance conditions are met and on a time pro-rated basis (calculated on a monthly basis) unless, in the case of pro-rating, the Committee decides otherwise. Outstanding PSP awards may be vested automatically on a change of control on the participants’ behalf. Typically, salaries and bonuses will be paid to the date of the change of control.
DBP awards will vest in full on a change of control. If participants are offered, and consent to, an equivalent award in the new company, they will not vest and instead will be exchanged for a new award. Participants have one month from the change of control date to exercise their award; any options that are not exercised at the end of that period will be automatically exercised.

LEGAL MATTERS
Freshfields Bruckhaus Deringer LLP, counsel to Rentokil Initial, has opined upon the validity of the Rentokil Initial ordinary shares being registered in connection with the transaction.
EXPERTS
Terminix
The financial statements of Terminix Global Holdings, Inc. as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, incorporated in this proxy statement/prospectus by reference have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in this proxy statement/prospectus in reliance upon the report of such firm given its authority as experts in accounting and auditing.
Rentokil Initial
The financial statements of Rentokil Initial and its subsidiaries as of December 31, 2021 and for the year ended December 31, 2021 included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The consolidated financial statements of Rentokil Initial as of December 31, 2020, and for each of the years in the two-year period ended December 31, 2020, have been included herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2020 and 2019 financial statements contains an explanatory paragraph referring to the 2020 and 2019 consolidated financial statements which have been restated to correct misstatements.
CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On March 16, 2021, KPMG LLP issued a notice of not seeking reappointment as Rentokil Initial’s independent auditor, and on May 12, 2021 Rentokil Initial engaged PricewaterhouseCoopers LLP as its independent registered public accounting firm to audit its consolidated financial statements as of and for the fiscal year ended December 31, 2021. The registered address of KPMG LLP is 15 Canada Square, Canary Wharf, London, E14 5GL.
The notice of not seeking reappointment from KPMG LLP and the decision to engage PricewaterhouseCoopers LLP were recommended by Rentokil Initial’s audit committee and approved by the Rentokil Initial board of directors.
During the fiscal years ended December 31, 2019 and 2020, there were no (1) disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused it to make reference in connection with its opinion to the subject matter of the disagreement, or (2) reportable events as described in Item 16F of Form 20-F.
The audit report of KPMG LLP on the consolidated and restated financial statements of Rentokil Initial as of and for the fiscal years ended December 31, 2019 and 2020 did not contain any adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.
During the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period through March 31, 2021, Rentokil Initial did not consult with PricewaterhouseCoopers LLP with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Rentokil Initial’s financial statements, and neither a written report nor oral advice was provided to Rentokil Initial that PricewaterhouseCoopers LLP concluded was an important factor considered by Rentokil Initial in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), or a “reportable event” as defined in Item 16F(a)(1)(v) of Form 20-F.
Rentokil Initial provided a copy of this disclosure to KPMG LLP, who furnished Rentokil Initial with a letter addressed to the SEC stating that it agrees with the statements made herein, a copy of which is attached to this proxy statement/prospectus as Exhibit 16.1 hereto.
ENFORCEABILITY OF CIVIL LIABILITIES
Rentokil Initial is a public limited company incorporated under the laws of England and Wales. Substantially all of Rentokil Initial’s directors and officers, and some of the experts named in this document, reside outside the U.S. All or a substantial portion of Rentokil Initial’s assets, and the assets of such persons, are located outside the U.S. Therefore, you may not be able to effect service of process within the U.S. upon Rentokil Initial or these persons so that you may enforce judgments of U.S. courts against Rentokil Initial or these persons based on the civil liability provisions of the U.S. federal securities laws. There is doubt as to how the courts of England and Wales would deal with an original action relying on civil liabilities solely based on the U.S. federal securities laws and how the courts of England and Wales would enforce judgments of U.S. courts, of civil liabilities solely based on the U.S. federal securities laws.
OTHER MATTERS
As of the date of this proxy statement/prospectus, the Terminix board of directors knows of no matters that will be presented for consideration at the Terminix special meeting other than as described in this proxy statement/prospectus. If any other matters properly come before Terminix stockholders at the Terminix special meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters. The individuals named as proxies intend to vote in accordance with the recommendation of the Terminix board of directors.

FUTURE TERMINIX STOCKHOLDER PROPOSALS
Terminix and Rentokil Initial expect to complete the transaction on October 12, 2022, assuming the merger proposal is approved by Terminix stockholders on October 6, 2022 and the other conditions to closing (described under the section of this proxy statement/prospectus entitled ‘‘The MergerAgreement — Conditions to Completion of the Transaction’’ beginning on page 141) are satisfied (including approval of the Rentokil Initial transaction-related proposals by Rentokil Initial shareholders on October 6, 2022). Although Terminix does not intend to have an annual meeting in 2023, depending on the timing of the consummation of the transaction, Terminix may or may not have an annual meeting of stockholders in 2023. If Terminix does have annual meetings in the future as a publicly listed company on NYSE, holders of Terminix’s common stock as of the applicable record date will continue to be entitled to attend, vote and participate in Terminix’s annual meetings of stockholders. Any Terminix stockholder nominations or proposals for other business intended to be presented at Terminix’s next annual meeting, if any, must be submitted to us as set forth below.
Terminix stockholders may present proposals for action at a future meeting or submit nominations for election of directors only if they comply with the requirements of the proxy rules established by the SEC and the Terminix bylaws, as applicable. In order for the Terminix stockholder proposal or nomination for director to be considered for inclusion in the Terminix proxy statement and form of proxy if Terminix has an annual meeting of stockholders to be held in 2023, the proposal or nomination must be received by Terminix at its principal executive offices no later than December 9, 2022. Terminix stockholders wishing to bring a proposal or nominate a director if an annual meeting is held in 2023 (but not include it in Terminix’s proxy materials) must provide written notice of such proposal to Terminix’s Secretary at Terminix’s principal executive offices between January 23, 2023 and February 22, 2023 and comply with the other provisions of Terminix’s bylaws.
HOUSEHOLDING OF PROXY MATERIALS
The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies. Terminix and some brokers “household” proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or Terminix that they or Terminix will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares of Terminix common stock are held in a brokerage account, or Terminix if you hold shares of Terminix common stock directly in your name. You may contact Terminix by writing to Corporate Secretary, Terminix Global Holdings, Inc., 150 Peabody Place, Memphis, Tennessee 38103 or by calling (901) 597-1400.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
Rentokil Initial has filed a registration statement on Form F-4 to register with the SEC the Rentokil Initial ADSs to be issued to Terminix stockholders as part of the merger consideration. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Rentokil Initial in addition to being a proxy statement of Terminix for its special meeting. The registration statement, including the attached annexes and exhibits, contains additional relevant information about Rentokil Initial and the Rentokil Initial ADSs. The rules and regulations of the SEC allow Rentokil Initial and Terminix to omit certain information included in the registration statement from this proxy statement/prospectus.
Terminix files annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain copies of these reports, statements and other information at the website maintained by the SEC at http://www.sec.gov. The information contained on the SEC’s website is not incorporated by reference into this proxy statement/prospectus. Rentokil Initial is not a reporting company under the U.S. Exchange Act, and following the effectiveness of the registration statement of which this proxy statement/prospectus constitutes a part, Rentokil Initial will be subject to the information reporting requirements of the U.S. Exchange Act applicable to foreign private issuers.
You may also access the SEC filings and obtain other information about Terminix and Rentokil Initial through the websites maintained by Terminix and Rentokil Initial at https://www.terminix.com and https://www.rentokil-initial.com, respectively. The information contained in those websites is not incorporated by reference in, or in any way part of, this proxy statement/prospectus. You should not rely on such information in deciding whether to approve the merger proposal unless such information is in this proxy statement/prospectus or has been incorporated by reference into this proxy statement/prospectus.
Incorporation of Certain Documents by Reference
The SEC allows Terminix and Rentokil Initial to “incorporate by reference” information into this proxy statement/prospectus. This means that Terminix and Rentokil Initial can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus.
This proxy statement/prospectus incorporates by reference the documents listed below that Terminix has previously filed with the SEC. They contain important information about Terminix and its financial condition. The following documents, which were filed by Terminix with the SEC, are incorporated by reference into this proxy statement/prospectus (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):
Terminix Filings with the SEC (File No. 001-36507)	Period and/or Filing Date
Quarterly Report on Form 10-Q	Quarter ended June 30, 2022
Quarterly Report on Form 10-Q	Quarter ended March 31, 2022
Annual Report on Form 10-K	Year ended December 31, 2021
Definitive proxy statement on Form DEF 14A	Filed April 8, 2022
Current Report on Form 8-K	Filed February 23, 2022; March 15, 2022; May 9, 2022; May 25, 2022; and June 1, 2022
All documents filed by Terminix with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the U.S. Exchange Act from the date of this proxy statement/prospectus to the completion of the offering will also be deemed to be incorporated into this proxy statement/prospectus by reference other than the portions of those documents not deemed to be filed. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any current report on Form 8-K under the U.S. Exchange Act) and proxy statements.

Terminix and Rentokil Initial also incorporate by reference the merger agreement attached to this proxy statement/prospectus as Annex A.
Rentokil Initial has supplied all information contained in this proxy statement/prospectus relating to Rentokil Initial, and Terminix has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Terminix.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.
You may also obtain copies of any document incorporated in this proxy statement/prospectus, without charge, by requesting them in writing or by telephone from either Terminix or Rentokil Initial at the addresses below, as applicable, or from the SEC through the SEC’s website at http://www.sec.gov. Terminix stockholders may request a copy of such documents by contacting:
Terminix Global Holdings, Inc. 150 Peabody Place Memphis, Tennessee 38103 Attention: Investor Relations Telephone: (901) 597-1400	Rentokil Initial plc Compass House Manor Royal Crawley West Sussex RH10 9PY United Kingdom Attention: Company Secretary Telephone: +44 1293 858000
In addition, you may obtain copies of any document incorporated by reference in this proxy statement/prospectus, without charge, by visiting the website maintained by Terminix at https://www.terminix.com.
If you would like to request documents, please do so by September 29, 2022 to receive them before the Terminix special meeting. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.
Terminix and Rentokil Initial have not authorized anyone to give any information or make any representation about the transaction, the Terminix special meeting or Terminix and Rentokil Initial that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Terminix and Rentokil Initial have incorporated into this proxy statement/prospectus by reference. Therefore, if anyone does give you information of this sort, you should not rely on it.
If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.
The information contained in this proxy statement/prospectus is accurate only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of Rentokil Initial ADSs in the transaction should create any implication to the contrary.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Rentokil Initial plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Rentokil Initial plc and its subsidiaries (the “Company”) as of December 31, 2021, and the related consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with UK-adopted International Accounting Standards and International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Impairment assessment of goodwill
As described in Note B2 to the consolidated financial statements, the Group recorded £1,844.2 million of goodwill at 31 December 2021. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to cash-generating units (CGUs) identified according to country of operation and reportable business unit. The recoverable amount of a CGU is determined based on the higher of value-in-use calculations using cash flow projections and fair value less costs to sell if appropriate. The cash flow projections in year one are based on financial budgets approved by management, which are prepared as part of the Group’s normal planning process. Cash flows for years two to five use management’s expectation of sales growth, operating costs and margin, based on past experience and expectations regarding future performance and profitability for each CGU. Cash flows beyond the five-year period are extrapolated using estimated long-term growth rates (LTGR). Management’s key assumptions in the recoverable amount calculation are LTGR, terminal operating margin and pre-tax discount rate.
The principal considerations for our determination that performing procedures relating to the impairment assessment for goodwill is a critical audit matter are (i) the significant judgment from management when developing the recoverable amount of the CGUs, (ii) a high degree of auditor judgment, subjectivity, complexity and effort in performing procedures and evaluating management’s significant assumptions related to terminal operating margins (including sales growth, operating costs and margin), the LTGR and pre-tax discount rates; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for developing the recoverable amount; (ii) evaluating the appropriateness of the recoverable amount calculation; (iii) testing the completeness and accuracy of underlying data; and (iv) evaluating the reasonableness of the significant assumptions used by management relating to the sales growth, operating costs and margin, LTGR and pre-tax discount rate. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGU; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialised skill and knowledge were used to assist in the evaluation of the management’s recoverable amount calculation and the pre-tax discount rate assumption.
Valuation of customer lists and other intangible assets acquired in the year
As described in Note B1 to the consolidated financial statements, during the year ended 31 December 2021 the Group purchased 100% of the share capital or trade and assets of 52 companies and businesses for a total consideration of £313.7 million. Goodwill of £230.6 million and customer lists and other intangible assets totaling £70.7 million were recorded. Customer lists and other intangible assets are recognised at their fair value at the date of acquisition using an income-based approach, which involves the use of assumptions including customer termination rates, profit margins, contributory asset charges and discount rates. The use of these assumptions requires estimation in the valuation approach.
The principal considerations for our determination that performing procedures relating to the valuation of customer lists and other intangible assets acquired in the year is a critical audit matter are: (i) significant judgment by management in determining the fair values; (ii) a high level of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to customer termination rates, profit margins, contributory asset charges and discount rates; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for estimating the fair value of intangible assets; (ii) evaluating the appropriateness of the valuation methods; (iii) testing the completeness and accuracy of data provided by management; and (iv) evaluating the reasonableness of significant assumptions related to customer termination rates, profit margins, contributory asset charges and the discount rate for the intangible assets. Professionals with specialised skill and knowledge were used to assist in the evaluation of the discount rates.
Valuation of retirement benefit obligations
As described in Note A10 to the consolidated financial statements, at 31 December 2021, the UK Rentokil Initial 2015 Pension Scheme (RIPS) has a surplus of £18.2 million, comprising defined benefit obligations of £1,247.5 million and plan assets of £1,265.7 million. The principal pension scheme in the Group is the RIPS which has a defined contribution section, and a number of defined benefit sections which are now closed to new entrants and future accrual of benefits. The defined benefit schemes of the RIPS are reappraised semi-annually by independent actuaries based upon actuarial assumptions in accordance with IAS 19R requirements (including schemes which are insured under a buy-in contract). The assumptions used for the RIPS are discount rate, future salary increases, future pension increases, RPI inflation, CPI inflation and mortality rates.
The principal considerations for our determination that performing procedures relating to the valuation of retirement benefit obligations is a critical audit matter are: (i) significant judgment by management in developing the estimate; (ii) a high level of subjectivity and effort in evaluating the significant assumptions underlying the position at year-end; and (ii) the audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for calculating the RIPS defined benefit obligations and (ii) evaluating the reasonableness of significant assumptions related to mortality assumptions, discount rates, inflation rates, future salary increases and future pension increases. Professionals with specialised skill and knowledge were used to assist in the evaluation of these assumptions.
/s/ PricewaterhouseCoopers LLP
London, United Kingdom
June 7, 2022, except for the change in composition of reportable segments discussed in Note A1 to the consolidated financial statements, as to which the date is August 19, 2022.
We have served as the Company’s auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors,
Rentokil Initial plc
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Rentokil Initial plc (the Company) as of 31 December 2020, the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements).
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended 31 December 2020, in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
Correction of misstatements
As discussed in notes A1, A3 and C2 to the consolidated financial statements, the 2020 and 2019 consolidated financial statements have been restated to correct misstatements.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor from 2009 to 2020.
London, United Kingdom
7 June 2022, except for the change in composition of reportable segments discussed in Note A1 to the consolidated financial statements, as to which the date is 19 August 2022.

RENTOKIL INITIAL CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME
For the year ended 31 December
	Notes	2021 £m	As restated 2020(1) £m	As restated 2019(1) £m
Revenue(1)	A1	2,956.6	2,803.3	2,704.2
Operating expenses(1)	A7	(2,610.1)	(2,509.5)	(2,438.6)
Operating profit	A1	346.5	293.8	265.6
Net gain on disposals	A1	—	—	103.8
Finance income	C9	4.2	6.2	10.7
Finance cost	C8	(33.7)	(78.5)	(56.8)
Share of profit from associates, net of tax	B6	8.1	8.3	15.2
Profit before income tax		325.1	229.8	338.5
Income tax expense(2)	A12	(61.9)	(43.5)	(54.7)
Profit for the year		263.2	186.3	283.8
Profit for the year attributable to:
Equity holders of the Company		263.2	185.9	283.5
Non-controlling interests		—	0.4	0.3
		263.2	186.3	283.8
Other comprehensive income:
Items that are not reclassified subsequently to the income statement: Remeasurement of net defined benefit asset/liability	A10	0.9	(13.1)	(5.9)
Tax related to items taken to other comprehensive income	A14	2.0	3.9	0.1
Items that may be reclassified subsequently to the income statement: Net exchange adjustments offset in reserves(3)		(17.7)	(35.4)	(73.9)
Net gain/(loss) on net investment hedge(3)		15.0	(17.2)	35.0
Cost of hedging		(1.5)	(1.0)	—
Cumulative exchange recycled to income statement on disposal of foreign operations		—	—	(4.1)
Effective portion of changes in fair value of cash flow hedge		13.2	(4.9)	(0.5)
Other comprehensive income for the year		11.9	(67.7)	(49.3)
Total comprehensive income for the year		275.1	118.6	234.5
Total comprehensive income for the year attributable to:
Equity holders of the Company		275.1	118.2	234.2
Non-controlling interests		—	0.4	0.3
		275.1	118.6	234.5
Earnings per share attributable to the Company’s equity holders:
Basic	A2	14.16p	10.03p	15.33p
Diluted	A2	14.10p	9.98p	15.24p

All profit is from continuing operations.
(1)
Revenue and operating expenses have been restated in 2020 and 2019 to reflect a correction in presentation in relation to certain sales contracts where the Group acts as agent. Both revenue and operating expenses have been restated by £20.2m in 2020 and £10.2m in 2019. For these contracts, revenue is presented on a net basis.

(2)
Taxation includes £50.1m (2020: £40.0m; 2019: £48.1m) in respect of overseas taxation.

(3)
Both net exchange adjustments offset in reserves and net gain/(loss) on net investment hedge have been reclassified in 2019 and 2020 to improve the presentation in other comprehensive income. Previously this was presented as a net loss classified as net exchange adjustments offset in reserves (2020: £52.6m; 2019: £38.9m).

RENTOKIL INITIAL CONSOLIDATED BALANCE SHEET
At 31 December
	Notes	2021 £m	As restated 2020(1)(2) £m
Assets
Non-current assets
Intangible assets	B2	2,164.3	1,922.1
Property, plant and equipment	B3	398.1	402.7
Right-of-use assets	B4	227.5	217.5
Investments in associated undertakings	B6	29.7	27.2
Other investments	C4	0.2	0.2
Deferred tax assets	A14	41.6	37.7
Contract costs	A1	75.0	67.8
Retirement benefit assets	A10	19.0	19.0
Other receivables	A3	14.3	13.1
Derivative financial instruments	C6	9.8	37.0
		2,979.5	2,744.3
Current assets
Other investments	C4	1.6	172.2
Inventories	A4	135.7	131.3
Trade and other receivables(2)	A3	526.9	569.6
Current tax assets		8.5	10.6
Derivative financial instruments	C6	2.5	5.6
Cash and cash equivalents(1)	C3	668.4	1,949.5
		1,343.6	2,838.8
Liabilities
Current liabilities
Trade and other payables	A5	(764.0)	(925.0)
Current tax liabilities		(60.5)	(80.0)
Provisions for liabilities and charges	A6	(27.0)	(30.1)
Bank and other short-term borrowings(1)(2)	C2	(459.3)	(1,591.5)
Lease liabilities	B4	(77.8)	(72.7)
Derivative financial instruments	C6	(1.0)	(3.5)
		(1,389.6)	(2,702.8)
Net current (liabilities)/assets		(46.0)	136.0
Non-current liabilities
Other payables	A5	(71.5)	(70.4)
Bank and other long-term borrowings	C2	(1,256.1)	(1,337.6)
Lease liabilities	B4	(139.2)	(141.8)
Deferred tax liabilities	A14	(108.1)	(94.7)
Retirement benefit obligations	A10	(27.3)	(38.8)
Provisions for liabilities and charges	A6	(33.9)	(34.1)
Derivative financial instruments	C6	(33.5)	(32.3)
		(1,669.6)	(1,749.7)
Net assets		1,263.9	1,130.6
Equity
Capital and reserves attributable to the Company’s equity holders
Share capital	D2	18.6	18.5
Share premium		6.8	6.8
Other reserves		(1,927.6)	(1,926.2)
Retained earnings		3,166.6	3,030.6
		1,264.4	1,129.7
Non-controlling interests		(0.5)	0.9
Total equity		1,263.9	1,130.6

(1)
Both cash and cash equivalents and bank and other short-term borrowings have been restated in 2020 by reducing cash in hand and overdrafts by £276.1m to reflect a correction in presentation by netting position of the main and shadow bank accounts pool arrangement which were previously grossed up (Note C2 and C3).

(2)
Trade and other receivables and bank and other short-term borrowings have been restated in 2020 due to a correction of the recognition of an overseas factoring arrangement. Both have been increased by £21.0m.

RENTOKIL INITIAL CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December
	Attributable to equity holders of the Company				Non- controlling interests £m	Total equity £m
	Share capital £m	Share premium £m	Other reserves(1) £m	Retained earnings £m
At 31 December 2018	18.4	6.8	(1,824.2)	2,631.2	0.4	832.6
Profit for the year	—	—	—	283.5	0.3	283.8
Other comprehensive income:
Net exchange adjustments offset in reserves(1)	—	—	(73.9)	—	—	(73.9)
Net gain on net investment hedge(1)	—	—	35.0	—	—	35.0
Cumulative exchange recycled to income statement on disposal of foreign operations	—	—	(4.1)	—	—	(4.1)
Net loss on cash flow hedge	—	—	(0.5)	—	—	(0.5)
Remeasurement of net defined benefit liability	—	—	—	(5.9)	—	(5.9)
Tax related to items taken directly to other comprehensive income	—	—	—	0.1	—	0.1
Total comprehensive income for the year	—	—	(43.5)	277.7	0.3	234.5
Transactions with owners:
Shares issued in the year	0.1	—	—	(0.1)	—	—
Dividends paid to equity shareholders	—	—	—	(85.8)	—	(85.8)
Dividends paid to non-controlling interests	—	—	—	—	(0.1)	(0.1)
Cost of equity-settled share-based payment plans	—	—	—	5.3	—	5.3
Tax related to items taken directly to equity	—	—	—	2.4	—	2.4
Movement in the carrying value of put options	—	—	—	13.4	—	13.4
At 31 December 2019	18.5	6.8	(1,867.7)	2,844.1	0.6	1,002.3
Profit for the year	—	—	—	185.9	0.4	186.3
Other comprehensive income:
Net exchange adjustments offset in reserves(1)	—	—	(35.4)	—	—	(35.4)
Net loss on net investment hedge(1)	—	—	(17.2)	—	—	(17.2)
Net loss on cash flow hedge(2)	—	—	(4.9)	—	—	(4.9)
Cost of hedging	—	—	(1.0)	—	—	(1.0)
Remeasurement of net defined benefit liability	—	—	—	(13.1)	—	(13.1)
Tax related to items taken directly to other comprehensive income	—	—	—	3.9	—	3.9
Total comprehensive income for the year	—	—	(58.5)	176.7	0.4	118.6
Transactions with owners:
Dividends paid to non-controlling interests	—	—	—	—	(0.1)	(0.1)
Cost of equity-settled share-based payment plans	—	—	—	5.5	—	5.5
Tax related to items taken directly to equity	—	—	—	3.2	—	3.2
Movement in the carrying value of put options	—	—	—	1.1	—	1.1
At 31 December 2020	18.5	6.8	(1,926.2)	3,030.6	0.9	1,130.6
Profit for the year	—	—	—	263.2	—	263.2
Other comprehensive income:
Net exchange adjustments offset in reserves	—	—	(17.7)	—	—	(17.7)
Net gain on net investment hedge	—	—	15.0	—	—	15.0
Net gain on cash flow hedge(2)	—	—	13.2	—	—	13.2
Cost of hedging	—	—	(1.5)	—	—	(1.5)
Remeasurement of net defined benefit liability	—	—	—	0.9	—	0.9
Transfer between reserves	—	—	(10.4)	10.4	—	—
Tax related to items taken directly to other comprehensive income	—	—	—	2.0	—	2.0
Total comprehensive income for the year	—	—	(1.4)	276.5	—	275.1
Transactions with owners:
Shares issued in the year	0.1	—	—	(0.1)	—	—
Acquisition of non-controlling interests	—	—	—	(8.3)	(1.3)	(9.6)
Dividends paid to equity shareholders	—	—	—	(138.7)		(138.7)
Dividends paid to non-controlling interests	—	—	—	—	(0.1)	(0.1)
Cost of equity-settled share-based payment plans	—	—	—	9.8	—	9.8
Tax related to items taken directly to equity	—	—	—	4.6	—	4.6
Movement in the carrying value of put options	—	—	—	(7.8)	—	(7.8)
At 31 December 2021	18.6	6.8	(1,927.6)	3,166.6	(0.5)	1,263.9

(1)
Both net exchange adjustments offset in reserves and net loss on net investment hedge have been

RENTOKIL INITIAL CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)
For the year ended 31 December
reclassified in 2019 and 2020 to improve the presentation in other comprehensive income. Previously this was presented in 2020 as a net loss of £52.6m (2019: £38.9m) classified as net exchange adjustments offset in reserves.
(2)
£13.2m net gain on cash flow hedge includes £14.4m loss (2020: £15.1m gain) from the effective portion of changes in fair value offset by reclassification to the income statement of £27.6m loss (2020: £20.0m gain) due to changes in foreign exchange rates.

Shares of £0.1m (2020: £0.1m) have been netted against retained earnings. This represents 9.4m (2020: 7.7m) shares held by the Rentokil Initial Employee Share Trust. The market value of these shares at 31 December 2021 was £54.9m (2020: £39.0m). Dividend income from, and voting rights on, the shares held by the Trust have been waived.

RENTOKIL INITIAL CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)
For the year ended 31 December
Analysis of other reserves
	Capital reduction reserve £m	Legal reserve £m	Cash flow hedge reserve £m	Translation reserve(1) £m	Cost of hedging £m	Total £m
At 31 December 2018	(1,722.7)	10.4	1.0	(112.9)	—	(1,824.2)
Net exchange adjustments offset in reserves(1)	—	—	—	(73.9)	—	(73.9)
Net loss on net investment hedge(1)	—	—	—	35.0	—	35.0
Cumulative exchange recycled to income statement on disposal of foreign operations	—	—	—	(4.1)	—	(4.1)
Net loss on cash flow hedge	—	—	(0.5)	—	—	(0.5)
Total comprehensive income for the year	—	—	(0.5)	(43.0)	—	(43.5)
At 31 December 2019	(1,722.7)	10.4	0.5	(155.9)	—	(1,867.7)
Net exchange adjustments offset in reserves(1)	—	—	—	(35.4)	—	(35.4)
Net loss on net investment hedge(1)	—	—	—	(17.2)	—	(17.2)
Net loss on cash flow hedge(2)	—	—	(4.9)	—	—	(4.9)
Cost of hedging	—	—	—	—	(1.0)	(1.0)
Total comprehensive income for the year	—	—	(4.9)	(52.6)	(1.0)	(58.5)
At 31 December 2020	(1,722.7)	10.4	(4.4)	(208.5)	(1.0)	(1,926.2)
Net exchange adjustments offset in reserves	—	—	—	(17.7)	—	(17.7)
Net gain on net investment hedge	—	—	—	15.0	—	15.0
Net gain on cash flow hedge(2)	—	—	13.2	—	—	13.2
Transfer between reserves	—	(10.4)	—	—	—	(10.4)
Cost of hedging	—	—	—	—	(1.5)	(1.5)
Total comprehensive income for the year	—	(10.4)	13.2	(2.7)	(1.5)	(1.4)
At 31 December 2021	(1,722.7)	—	8.8	(211.2)	(2.5)	(1,927.6)

(1)
Both net exchange adjustments offset in reserves and net loss on net investment hedge have been reclassified in 2019 and 2020 to improve the presentation in other comprehensive income. Previously this was presented as a net loss of £52.6m classified as net exchange adjustments offset in reserves.

(2)
£13.2m net gain on cash flow hedge includes £14.4m loss (2020: £15.1m gain) from the effective portion of changes in fair value offset by reclassification to the income statement of £27.6m loss (2020: £20.0m gain) due to changes in foreign exchange rates.

The capital reduction reserve arose in 2005 as a result of the scheme of arrangement of Rentokil Initial 1927 plc, under section 425 of the Companies Act 1985, to introduce a new holding company, Rentokil Initial plc, and the subsequent reduction in capital approved by the High Court whereby the nominal value of each ordinary share was reduced from 100p to 1p.
The legal reserve represents amounts set aside in compliance with local laws in certain countries in which the Group operates. An assessment of this reserve was completed during 2021 and determined that these amounts are no longer required to be set aside. £10.4m (2020: £nil) has been transferred back to the retained earnings reserve.

RENTOKIL INITIAL CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December
	Notes	2021 £m	As restated 2020(1)(3) £m	As restated 2020(1)(3)(4) £m
Cash flows from operating activities
Cash generated from operating activities(3)	C10	668.5	652.8	553.9
Interest received		5.2	7.6	10.8
Interest paid(2)		(41.6)	(48.6)	(58.9)
Income tax paid	A13	(68.9)	(64.4)	(43.2)
Net cash flows from operating activities		563.2	547.4	462.6
Cash flows from investing activities
Purchase of property, plant and equipment(4)		(127.8)	(129.9)	(141.8)
Purchase of intangible fixed assets		(32.1)	(22.6)	(30.8)
Proceeds from sale of property, plant and equipment		7.4	6.3	3.2
Acquisition of companies and businesses, net of cash acquired	B1	(463.1)	(194.7)	(315.7)
Disposal of companies and businesses		—	2.2	391.9
Dividends received from associates	B6	3.9	11.7	30.4
Net change to cash flow from investment in term deposits(1)		170.6	(170.5)	0.7
Net cash flows from investing activities		(441.1)	(497.5)	(62.1)
Cash flows from financing activities
Dividends paid to equity shareholders	D1	(138.7)	—	(85.8)
Acquisition of shares from non-controlling interest		(9.4)	—	—
Capital element of lease payments		(88.0)	(85.4)	(85.9)
Cash outflow on settlement of debt-related foreign exchange forward contracts		(19.1)	(23.7)	(11.7)
Proceeds from new debt(3)		4.7	1,690.8	433.8
Debt repayments(3)		(166.6)	(1,352.2)	(470.4)
Net cash flows from financing activities		(417.1)	229.5	(220.0)
Net (decrease)/increase in cash and cash equivalents		(295.0)	279.4	180.5
Cash and cash equivalents at beginning of year		550.8	273.9	100.9
Exchange losses on cash and cash equivalents		(13.9)	(2.5)	(7.5)
Cash and cash equivalents at end of the financial year	C3	241.9	550.8	273.9

(1)
Net change to cash flow from investment in term deposits of £(170.5)m has been restated in 2020 (2019: £0.7m) to correct the classification from financing activities to investing activities.

(2)
Interest paid includes the interest element of lease payments of £6.1m (2020: £6.8m; 2019: £8.1m).

(3)
2019 and 2020 have been restated due to a correction to the presentation of an overseas factoring arrangement. The restatements were: cash generated from operating activities (2020: £3.2m; 2019 £(0.3)m); proceeds from new debt (2020: £(3.2)m; 2019 £nil); and debt repayments (2020: £nil; 2019 £1.6m).

(4)
Purchase of property, plant and equipment (£(1.7)m) and capital element of lease payments (£0.4m) have been restated in 2019 due to correction of an error in the amount previously reported.

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS
General accounting policies
Basis of preparation
These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), with UK-adopted International Accounting Standards, and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards. The transition from EU-adopted International Accounting Standards to UK-adopted International Accounting Standards has had no impact on recognition, measurement or disclosure in the period reported as a result of the change in framework. The Consolidated Financial Statements of Rentokil Initial plc and its subsidiaries (the Group) have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative instruments).
These Financial Statements have been prepared on a going concern basis.
These Financial Statements as at and for the period ended 31 December 2021 were authorised for issue on 26 May 2022.
Consolidation
(a) Subsidiaries
Subsidiaries are entities controlled by the Group. The Group controls an entity when it (i) has power over the entity; (ii) is exposed or has rights to variable returns from its involvement with the entity; and (iii) has the ability to affect those returns through its power over the entity. The Group reassesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of these three elements of control.
The Financial Statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Inter-company transactions, balances, and gains and losses on transactions between Group companies are eliminated on consolidation. When less than 100% of the issued share capital of a subsidiary is acquired, and the acquisition includes an option to purchase the remaining share capital of the subsidiary, the anticipated acquisition method is applied where judged appropriate to do so. The judgement is based on the risks and rewards associated with the option to purchase, meaning that no non-controlling interest is recognised. A liability is carried on the balance sheet equal to the fair value of the option to purchase. This is revised to the fair value at each reporting date with differences being recorded in equity.
Where the Group loses control of a subsidiary, the assets and liabilities are derecognised along with any related non-controlling interest and other components of equity. Any resulting gain or loss is recognised in the income statement. Any interest retained in the former subsidiary is measured at fair value when control is lost. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests, which may cause the non-controlling interests to have a deficit balance. Consideration in excess of net identifiable assets acquired in respect of non-controlling interests in existing subsidiary undertakings is taken directly to reserves.
(b) Associates
Associates are those entities in which the Group has significant influence over the financial and operating policies, but not control. Significant influence is usually presumed to exist when the Group holds between 20% and 50% of the voting power of another entity.
Associates are accounted for using the equity method and are initially recognised at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
Consolidated Financial Statements include the Group’s share of the total comprehensive income and equity movements of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an investee.
Gains and losses on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates.
Foreign currency translation
(a) Functional and presentation currency
Items included in the Financial Statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The Consolidated Financial Statements are presented in sterling, which is the functional currency of Rentokil Initial plc.
(b) Group companies
The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
(i)
assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet;

(ii)
income and expenses for each income statement are translated at average exchange rates; and

(iii)
all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments or deemed to be quasi-equity, are taken to other comprehensive income. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at period-end exchange rates.
(c) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, or from the translation of monetary assets and liabilities denominated in foreign currencies at reporting period end exchange rates, are recognised under the appropriate heading in the income statement; except when deferred in equity as qualifying net investment hedges or where certain intra-group loans are determined to be quasi-equity (normally not expected to be repaid).
(d) Financial reporting in hyperinflationary economies
With effect from 3 August 2021 the Group purchased Boecker Public Health SAL, a company which has operations in Lebanon and uses the Lebanese pound as its functional currency. The Lebanese economy was designated as hyperinflationary from September 2020. As a result, application of IAS 29 Financial Reporting in Hyperinflationary Economies has been applied for the Lebanese subsidiary, from the date of acquisition. The IAS 29 rules are applied as follows:
(i)
adjustment of the income statement at the end of the reporting period using the change in general price index;

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
(ii)
adjustment of historical cost non-monetary assets and liabilities for the change in purchasing power caused by inflation form the date of initial recognition to the balance sheet date; and

(iii)
adjustment of the income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in local currency.

The Consumer Price Index for Lebanon has been used for the relevant hyperinflationary adjustments. The index on the date of acquisition was 514.89 and at 31 December 2021 was 921.40.
Financial instruments
Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the relevant instrument, and derecognised when it ceases to be a party to such provisions. Note C5 of these notes discusses accounting for financial instruments.
Financial assets
The Group classifies its financial assets depending on the purpose for which the financial assets were acquired. At initial recognition the Group carries out a solely payment of principal and interest (SPPI) test and a business model test to establish the classification and measurement of its financial assets. Financial assets are classified in the following categories:
(a) Amortised cost
Financial assets under this classification are non-derivative financial assets held to collect the contractual cash flows until maturity and the cash flows are SPPI. Assets measured at amortised cost include trade and other receivables, cash and cash equivalents (excluding money market funds which are classified as FVTPL) and other investments.
(b) Fair value through other comprehensive income (FVTOCI)
These are non-derivative financial assets which can be for sale with cash flows that are SPPI. These assets are measured at fair value and changes to market values are recognised in other comprehensive income. The Group has no assets classified under this category.
(c) Fair value through profit and loss (FVTPL)
Financial assets under this classification are assets that cannot be classified in any of the other categories. These assets are measured at fair value and changes to market values are recognised in profit and loss.
Financial liabilities
All financial liabilities are stated at amortised cost using the effective interest rate method except for derivatives, which are classified as held for trading (except where they qualify for hedge accounting) and are held at fair value.
Financial liabilities held at amortised cost include trade payables, provisions, deferred consideration and borrowings.
Critical accounting estimates and judgements
Assumptions and estimation uncertainties
The Group makes estimates and assumptions concerning the future. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and revisions to estimates are recognised prospectively.

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
Sensitivities to the estimates and assumptions are provided, where relevant, in the relevant notes to the Financial Statements. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below (please refer to the notes for further detail):
•
impairment of goodwill: growth rate and discount rate assumptions and forecast cash flow estimates (Note B2);

•
income taxes: key assumptions about the likelihood and magnitude of outflows in relation to tax provisions; and

•
retirement benefits: key actuarial assumptions and estimates over future costs of winding up a scheme (Note A10).

Judgements
Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the Financial Statements is included in the following notes:
•
IFRS 16 length of each lease: whether to include options to extend and/or termination options when calculating the lease liability (Note B4).

Standards, amendments and interpretations to published standards that are mandatorily effective for the current year
Except as described below, the accounting policies applied in these Financial Statements are the same as those applied in the Group’s Consolidated Financial Statements for the year ended 31 December 2020.
The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from 1 January 2021:
•
Amendments to IFRS 16 Leases;

•
Amendments to IFRS 4 Insurance Contracts; and

•
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 — Interest Rate Benchmark Reform phase 2.

The application of these amendments has had no material impact on the disclosures of the amounts recognised in the Group’s Consolidated Financial Statements. Consequently, no adjustment has been made to the comparative financial information at 31 December 2020 and 31 December 2019.
Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for 31 December 2021 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
A. Operating
A1. Revenue recognition and operating segments
Revenue recognition
Revenue represents the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled. All revenue is considered revenue from contracts with customers as defined by IFRS 15, including job work and sales of goods. Under IFRS 15, revenue is recognised when a customer obtains control of goods or services in line with identifiable performance obligations. In the majority of cases the Group considers that the contracts it enters into are contracts for bundled services which are accounted for as a single performance obligation. Accordingly, the majority of revenue across the Group is recognised on an output basis evenly over the course of the contract because the customer simultaneously receives and consumes the benefits provided by the Group’s performance as it performs. Job work is short-term contract revenue whereby the period of service is typically less than one month in duration. The performance obligations linked to this revenue type are individual to each job due to their nature, with revenue being recognised at a point in time on completion. Where consumables are supplied separately from the service contract, revenue is recognised at the point the goods transfer.
The transaction price reported for all contracts is the price agreed in the contract and there are no material elements of variable consideration, financing component or non-cash consideration. The Group applies the practical expedient in paragraph 121 of IFRS 15 and does not disclose information about remaining performance obligations because the Group has a right to consideration from customers in an amount that corresponds directly with the value to the customer of the performance obligations completed to date.
Disaggregation of revenue into business segment, region and major type of revenue stream is shown below under segmental reporting.
Performance obligations
Revenue recognised over time — contract service revenue
These are mainly full-service contracts, inclusive of equipment, maintenance and consumables as required. The inclusive service is treated as a single performance obligation.
•
Pest Control: the Group offers a range of services with by far the most common being general pest maintenance contracts. Under this type of contract the Group promises to provide a pest control service for the duration of the contract. In order to fulfil this promise, equipment is supplied (such as bait boxes) and a technician maintains and monitors the equipment at a set number of visits per year, plus any additional call-outs as required; so there is a stand-ready element to the service as well as an ongoing service. The Group considers that this type of contract is a bundled service as the goods and services are not distinct in the context of the contract; equipment is not supplied without the service.

•
Hygiene & Wellbeing: the Group offers a similar type of service to Pest Control, providing washroom equipment, consumables and a technician to service the washroom. This type of contract will include a set number of visits. Dispensers are replenished by the technician. Management considers that the supply of goods and services are not distinct in the context of the contract. Dispensers and other equipment would not be supplied without providing the full service; the equipment is controlled by the Group and ownership does not transfer to the customer. In Ambius (interior landscaping) the major types of contract are for supply and maintenance of interior plants. Maintenance is only offered for plants that were supplied by the Group and therefore the services are not distinct in the context of the contract. The assets are positioned and situated by our technicians and the customer is not permitted to relocate them. At the end of the contract any assets on the customer’s site are recovered.

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
•
France Workwear: the main type of contract is for supply and laundering of garments for commercial organisations. Supply and laundry are not offered separately, therefore management considers the services not to be distinct in the context of the contract. The service is treated as a bundle and a single performance obligation. Any equipment remains under ownership and control of the Group.

Revenue recognised at a point in time — job work
These services are short term in nature and only an immaterial amount would straddle an accounting period end. There is usually only one performance obligation with revenue recognised at the point of completion of the work.
•
Pest Control: an example of this type of revenue in the Pest Control segment is bird-proofing which is a one-off installation that, depending on the size of the site, may take between a few days and several weeks to complete. There is a single performance obligation (to install bird-proofing) and the customer is billed, and revenue recognised, at the end of the job. Our Property Care business includes work such as woodworm treatment and damp-proofing. There is usually a single performance obligation with revenue recognised at a point in time. The value of this work is immaterial.

•
Hygiene & Wellbeing: this type of revenue is also generated by our Specialist Hygiene team and in our Ambius business. Our Specialist Hygiene team performs specialist cleaning services such as graffiti removal, deep cleaning of kitchens and washrooms, trauma cleaning, flood or fire damage cleaning, and during the pandemic has been providing specialist deep cleaning and disinfection services. These are usually short-term jobs (under one week) and usually there is a single performance obligation with revenue recognised on completion of the job. Our Ambius business includes work such as Christmas installations (trees and decorations). There is usually a single performance obligation with revenue recognised at a point in time. The value of this work is immaterial.

Revenue recognised at a point in time — sale of goods
Sale of products and consumables relates mainly to the pest distribution businesses which sell pest control products to retailers and the pest control industry. In the Hygiene & Wellbeing segment there are some sales of consumables to customers. In all cases, revenue is recognised at the point in time that ownership transfers to the customer.
The Group does not consider that any judgements were made that would have a significant impact on the amount or timing of revenue recognised. The contracts in the business where revenue is recognised over time are repetitive and are based on short cycles that repeat many times per year. Therefore, if revenue had been considered to be recognised at a point in time rather than over time, the in-year impact would be immaterial.
The Group makes a charge against revenue for credit notes not yet issued at the balance sheet date. Due to prolonged government lockdowns in the year ended 31 December 2020 where customer sites could not be accessed, the charge for credit notes related to the UK (which makes up a significant part of the Group credit note charge) increased significantly. This charge was estimated using data on incomplete service visits and credit notes already issued in the year. The range of estimation uncertainty affecting the reported UK & Ireland revenue of £287.5m was estimated to be between £(0.6)m and £4.7m. As the pandemic subsided during 2021 and lockdowns in the UK were lifted, the estimate of the level of credit notes required became more certain which affected the amount of revenue recognised in 2021.
Contract costs
Contract costs are mainly incremental costs of obtaining contracts (primarily sales commissions directly related to contracts obtained), and to a lesser extent costs to fulfil contracts which are not within the scope of other standards (mainly incremental costs of putting resources in place to fulfil contracts).
It is anticipated that these costs are recoverable over the life of the contract to which they relate. Accordingly, the Group capitalises them as contract costs and amortises them over the expected life of the

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
contracts. Management takes a portfolio approach to recognising contract costs, and the expected length of contracts across the Group and associated amortisation periods are between three and six years.
The contract costs recognised in the balance sheet at the period end amounted to £75.0m (2020: £67.8m). The amount of amortisation recognised in the period was £30.4m (2020: £28.1m, 2019: £25.9m) and impairment losses were £nil (2020: £nil, 2019: £nil).
Applying the practical expedient in paragraph 94 of IFRS 15, the Group recognises the incremental costs of obtaining contracts as an expense when incurred if the amortisation period of the assets that the Group otherwise would have recognised is one year or less.
Contract assets
Contract assets relate to the Group’s right to consideration for performance obligations satisfied but where the customer has yet to be invoiced. The contract assets are transferred to receivables when the rights become unconditional. This usually occurs when the Group issues an invoice to the customer. All opening balances have been invoiced in the year.
Contract liabilities
Contract liabilities relate to advance consideration received from customers where the performance obligations have yet to be satisfied. All opening balances have subsequently been satisfied in the year. In most business segments where revenue is recognised over time customers are invoiced in advance or simultaneously with performance obligations being satisfied.
Segment reporting
Segmental information has been presented in accordance with IFRS 8 Operating Segments. Reporting segments reflect the internal management reporting structures. Each segment is headed by a Regional Managing Director who reports directly to the Chief Executive and is a member of the Group’s Executive Leadership Team responsible for the review of Group performance. The operating businesses within each segment report to the Regional Managing Directors.
At 1 January 2022 Rentokil Initial made changes to the regional operating segments, designed to provide clearer geographic links and to align growth strategies, as follows:
•
North America:   Puerto Rico joined the Latin America region

•
Europe:   Includes Nordics (Norway, Sweden, Finland, Denmark and Poland), previously in UK & Rest of World region

•
UK & Sub-Saharan Africa:   No change to UK, Ireland & Baltics. Sub-Saharan Africa remained in this region. Other Rest of World countries (MENAT and Caribbean) moved to other regions

•
Asia & MENAT:   Enlarged region includes Asia and MENAT countries

•
Latin America:   Includes Caribbean (formerly in UK & Rest of World) and Puerto Rico (formerly in North America)

•
Pacific:   No change

Rentokil Initial historically had operated three business segments: Pest Control, Hygiene and Protect & Enhance. However, in response to the rising importance of hygiene and wellbeing services, at 1 January 2022 Rentokil Initial reorganised its business segments, primarily expanding the former Hygiene segment to become Hygiene & Wellbeing and reclassifying the businesses in its former Protect & Enhance segment, effective as at 1 January 2022. The Protect & Enhance segment had included five businesses: Ambius, Property Care, Dental Services, Cleanroom Services and Workwear (France). The Ambius, Dental Services and Cleanroom Services businesses have been added to the enlarged segment, now called Hygiene & Wellbeing, the Property Care business has been added to the Pest Control segment and Workwear (France) has been left as a stand-alone segment.

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
The segment financial information presented reflects these reclassifications to conform the presentation in the relevant periods to the revised operating segment structure. The Company’s consolidated results were not impacted by the changes discussed above.
Disaggregated revenue under IFRS 15 is the same as the segmental analysis below. Restructuring costs and central and regional costs are presented at a Group level as they are not targeted or managed at segment level. The basis of presentation is consistent with the information reviewed by internal management. Revenue and profit are from Ongoing operations which is defined and reconciled to the nearest equivalent GAAP measure in the tables below.
Revenue and profit from continuing operations
	Revenue 2021 £m	As restated Revenue(1)(2) 2020 £m	As restated Revenue(2) 2019 £m	Operating profit 2021 £m	Operating profit(1) 2020 £m	Operating profit(1) 2019 £m
North America(5)	1,290.5	1,196.8	1065.3	215.3	209.6	151.1
France	306.4	303.2	310.4	37.4	33.7	46.0
Benelux(1)	95.9	96.6	95.3	29.3	27.9	27.9
Germany	113.9	120.6	107.5	36.6	42.2	33.4
Southern Europe	148.9	143.0	134.6	30.0	21.8	22.2
Nordics(2)	72.0	68.7	64.5	13.3	12.7	11.1
Latin America & Caribbean	94.9	88.5	90.2	16.5	14.5	17.7
Europe	832.0	820.6	802.5	163.1	152.8	158.3
UK, Ireland & Baltics(4)	318.4	288.6	306.6	84.7	49.6	66.1
Sub Saharan Africa	40.7	38.83	41.9	10.0	9.4	11.0
UK & Sub Saharan Africa	359.1	327.4	348.5	94.7	59.0	77.1
Asia & MENAT(3)	271.3	263.3	260.1	36.2	35.6	33.6
Pacific	196.5	177.5	185.8	38.7	34.5	38.6
Central and regional overheads(4)	4.5	3.8	3.8	(96.8)	(94.5)	(82.9)
Restructuring costs	—	—	—	(9.7)	(13.2)	(7.7)
Ongoing operations at AER	2,953.9	2,789.4	2,666.0	441.5	383.8	368.1
Disposed businesses(6)	2.7	13.9	38.2	—	0.2	(2.7)
Continuing operations at AER	2,956.6	2,803.3	2,704.2	441.5	384.0	365.4
One-off items – operating				(20.7)	(7.7)	(14.6)
Amortisation and impairment of intangible assets(7)				(74.3)	(82.5)	(85.2)
Operating profit				346.5	293.8	265.6

(1)
“Benelux” includes Belgium, the Netherlands and Luxembourg.

(2)
“Nordics” includes Norway, Sweden, Finland, Denmark and Poland

(3)
“MENAT” includes Turkey, United Arab Emirates, Saudi Arabia, Jordan, Ghana and Lebanon

(4)
During 2021 internal management reporting structures changed and an immaterial amount of revenue and profit previously reported under UK & Ireland is now reported under central and regional overheads.

(5)
Revenue has been restated in 2020 and 2019 to reflect a correction in presentation in relation to certain sales contracts where the Group acts as agent (reduction in revenue of £20.2m and £10.2m respectively). In these contracts revenue is presented on a net basis.

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
(6)
Disposed businesses includes revenue of £2.7m (2020: £7.1m, 2019: £10.7m) from product sales by the Group to CWS-boco International GmbH. Disposed businesses for 2019 is restated to include businesses that were disposed in 2020 to aid year-on-year comparability.

(7)
Excluding computer software.

Revenue and operating profit relate to the main groups of business segment and activity: Pest Control, Hygiene & Wellbeing and France Workwear. Central and regional overheads represent corporate expenses that are not directly attributable to any business segment.
Revenue from external customers attributed to the UK amounted to £292.1m (2020: £260.0m, 2019: £295.7m), with overseas countries accounting for the balance of £2,664.5m (2020: £2,543.3m, 2019: £2,408.5m). The only countries accounting for more than 10% of revenue from external customers are the US, totalling £1,239.8m (2020: £1,152.8m, 2019: £1,023.7m), and France, totalling £306.4m (2020: £310.0m, 2019: £315.6m).
The Group is not reliant on turnover from transactions with any single customer and does not receive 10% or more of its turnover from transactions with any single customer.
Segment assets and liabilities are not provided because they are not reported to or reviewed by our chief operating decision-maker, which is the Chief Executive Officer.
Revenue and non-current assets for the country of domicile (UK), the United States, France, Australia and India (being the largest countries outside the UK) and for all other countries are:
	Revenue 2021	Non-current Assets(1) 2021	Revenue 2020	Non-current Assets(1) 2020	Revenue 2019	Non-current Assets(1) 2019
UK	292.1	180.0	260.0	175.7	295.7	186.9
USA	1,239.8	1,768.1	1,152.8	1,549.6	1,023.7	1,280.4
France	306.4	234.0	310.0	249.5	315.6	239.9
Australia	149.1	119.5	131.6	113.7	136.2	106.3
India	53.6	81.5	48.7	82.5	63.7	96.5
Other Countries	915.6	496.3	900.2	452.2	869.3	454.4
	2,956.6	2,879.4	2,803.3	2,623.2	2,704.2	2,364.4

(1)
Non-current assets include intangible assets, property, plant and equipment, right of use assets, contract cost assets and non-current other receivables.

The net gain on disposals of £103.8m disclosed on the statement of profit or loss is the net effect of the disposal of our investment in the CWS-boco International GmbH associate, the disposal of MPCL (less retained business) and the disposal of part of the Cannon UK business.
One-off items — operating
	One-off cost/ (income) 2021 £m	One-off tax impact 2021 £m	One-off cash inflow/ (outflow) 2021 £m	One-off cost/ (income) 2020 £m	One-off tax impact 2020 £m	One-off cash inflow/ (outflow) 2020 £m	One-off cost/ (income) 2019 £m	One-off tax impact 2019 £m	One-off cash inflow/ (outflow) 2019 £m
Acquisition and integration costs	13.3	(1.3)	(12.1)	14.7	(3.0)	(14.7)	25.0	(3.2)	(21.3)
Fees relating to Terminix transaction	6.0	—	(6.0)	—	—	—	—	—	—
Pension scheme closure in North America	—	—	—	(7.3)	2.0	—	—	—	—

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
	One-off cost/ (income) 2021 £m	One-off tax impact 2021 £m	One-off cash inflow/ (outflow) 2021 £m	One-off cost/ (income) 2020 £m	One-off tax impact 2020 £m	One-off cash inflow/ (outflow) 2020 £m	One-off cost/ (income) 2019 £m	One-off tax impact 2019 £m	One-off cash inflow/ (outflow) 2019 £m
UK pension scheme – partial return of surplus	—	—	—	—	—	8.5	—	—	—
UK pension scheme – adjustment to settlement cost	—	—	—	—	—	—	(17.4)	6.1	—
Adjustment to acquired balance sheet – Cannon UK and MPCL	—	—	—	—	—	—	7.0	(1.2)	—
Other	1.4	(0.4)	(9.0)	0.3	(1.4)	3.9	—	(0.6)	(2.6)
Total	20.7	(1.7)	(27.1)	7.7	(2.4)	(2.3)	14.6	1.1	(23.9)

Analysis of revenue by business segment
	Revenue 2021 £m	As restated Revenue 2020(1) £m	As restated Revenue 2019(1) £m
Pest Control	1,953.7	1,721.9	1,737.3
Hygiene & Wellbeing	829.9	895.9	738.7
France Workwear	165.8	167.8	186.2
Central and regional overheads	4.5	3.8	3.8
Disposed businesses	2.7	13.9	38.2
Total	2,956.6	2,803.3	2,704.2

(1)
Revenue has been restated in 2020 and 2019 to reflect a correction in presentation in relation to certain sales contracts where the Group acts as agent (reduction in revenue of £20.2m and £10.2m respectively). In these contracts revenue is presented on a net basis.

Analysis of revenue by type
	Revenue 2021 £m	As restated Revenue 2020(1) £m	As restated Revenue 2019(1) £m
Recognised over time
Contract service revenue	2,009.6	1,877.8	1,880.9
Recognised at a point in time
Job work	639.5	651.5	533.0
Sales of goods	307.5	274.0	290.3
Total	2,956.6	2,803.3	2,704.2

(1)
Revenue has been restated in 2020 and 2019 to reflect a correction in presentation in relation to certain sales contracts where the Group acts as agent (reduction in revenue of £20.2m and £10.2m respectively). In these contracts revenue is presented on a net basis.

Other segment items included in the consolidated income statement are as follows:

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
	Amortisation and impairment of intangibles(1) 2021 £m	Amortisation and impairment of intangibles(1) 2020 £m	Amortisation and impairment of intangibles(1) 2019 £m
North America	34.4	30.7	34.7
Europe	13.8	14.9	11.6
UK & Sub Saharan Africa	9.2	9.4	17.0
Asia & MENAT	6.7	16.7	10.0
Pacific	3.9	3.6	3.9
Central and regional	6.3	7.2	6.0
Disposed businesses	—	—	2.0
Total	74.3	82.5	85.2
Tax effect	(18.2)	(17.5)	(19.6)
Total after tax effect	56.1	65.0	65.6

(1)
Excluding computer software.

A reconciliation of the reported measures to the comparable GAAP equivalents at AER is provided below:
	2021 £m	2020 £m	2019 £m
Ongoing Revenue	2,953.9	2,789.4	2,666.0
Revenue – disposed and closed businesses(1)	2.7	13.9	38.2
Revenue	2,956.6	2,803.3	2,704.2
Ongoing Operating Profit	441.5	383.8	368.1
Operating profit – disposed and closed businesses	—	0.2	(2.7)
Adjusted operating profit	441.5	384.0	365.4
One-off items	(20.7)	(7.7)	(14.6)
Amortisation and impairment of intangible assets(2)	(74.3)	(82.5)	(85.2)
Operating profit	346.5	293.8	265.6
Net gain on disposals	—	—	103.8
Share of profit from associates (net of tax)	8.1	8.3	15.2
Net adjusted interest payable	(33.1)	(37.1)	(42.1)
Net interest adjustments	3.6	(35.2)	(4.0)
Profit before tax	325.1	229.8	338.5

(1)
Includes revenue of £2.7m (2020: £7.1m, 2019: £10.7m) from product sales by the Group to CWS-boco International GmbH.

(2)
Excluding computer software.

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
Regional operating segment analysis
	Ongoing Revenue					Ongoing Operating Profit
				Change from					Change from
	2021	2020 (as restated)	2019 (as restated)	2020	2019	2021	2020 (as restated)	2019 (as restated)	2020	2019
	AER £m	AER £m	AER £m	AER %	AER %	AER £m	AER £m	AER £m	AER %	AER %
North America	1,290.5	1,196.8	1065.3	7.8	12.3	215.3	209.6	151.1	2.7	38.8
France	306.4	303.2	310.4	1.1	(2.3)	37.4	33.7	46.0	10.9	(26.8)
Benelux	95.9	96.6	95.3	(0.7)	1.4	29.3	27.9	27.9	5.1	(0.2)
Germany	113.9	120.6	107.5	(5.6)	12.1	36.6	42.2	33.4	(13.1)	26.3
Southern Europe	148.9	143.0	134.6	4.1	6.3	30.0	21.8	22.2	37.5	(1.7)
Nordics	72.0	68.7	64.5	4.8	6.4	13.3	12.7	11.1	4.7	14.5
Latin America & Caribbean	94.9	88.5	90.2	7.3	(1.9)	16.5	14.5	17.7	14.3	(18.0)
Total Europe	832.0	820.6	802.5	1.4	2.3	163.1	152.8	158.3	6.8	(3.5)
UK, Ireland & Baltics	318.4	288.6	306.6	10.3	(5.9)	84.7	49.6	66.1	70.8	(25.0)
Sub Saharan Africa	40.7	38.8	41.9	4.8	(7.3)	10.0	9.4	11.0	5.5	(14.3)
UK & Sub Saharan Africa	359.1	327.4	348.5	9.7	(6.0)	94.7	59.0	77.1	60.3	(23.5)
Asia & MENAT	271.3	263.3	260.1	3.0	1.3	36.2	35.6	33.6	1.7	6.2
Pacific	196.5	177.5	185.8	10.7	(4.5)	38.7	34.5	38.6	12.0	(10.5)
Central and regional overheads	4.5	3.8	3.8	18.0	(1.3)	(96.8)	(94.5)	(82.9)	(2.4)	(14.1)
Restructuring costs	—	—	—	—	—	(9.7)	(13.2)	(7.7)	26.7	(72.5)
Ongoing operations	2,953.9	2,789.4	2,666.0	5.9	4.6	441.5	383.8	368.1	15.0	4.3
Disposed businesses	2.7	13.9	38.2	(80.4)	(63.5)	—	0.2	(2.7)	(109.6)	107.1
Continuing operations	2,956.6	2,803.3	2,704.2	5.5	3.7	441.5	384.0	365.4	15.0	5.1
Business segment analysis
	Ongoing Revenue					Ongoing Operating Profit
				Change from					Change from
	2021	2020 (as restated)	2019 (as restated)	2020	2019	2021	2020 (as restated)	2019 (as restated)	2020	2019
	AER £m	AER £m	AER £m	AER %	AER %	AER £m	AER £m	AER £m	AER %	AER %
Pest Control	1,953.7	1,721.9	1,737.3	13.5	(0.9)	363.7	278.7	303.9	30.5	(8.3)
– Growth	1,711.4	1,497.7	1,502.6	14.3	(0.3)	334.9	258.9	277.3	29.4	(6.6)
– Emerging	242.3	224.2	234.7	8.1	(4.5)	28.8	19.8	26.6	45.3	(25.5)
Hygiene & Wellbeing	829.9	895.9	738.7	(7.4)	21.3	167.3	194.6	129.4	(14.0)	50.4
– Core Hygiene & Wellbeing	717.3	674.5	738.7	6.4	(8.7)
– Disinfection	112.6	221.4	—	(49.1)	—
France Workwear	165.8	167.8	186.2	(1.2)	(9.9)	17.0	18.2	25.4	(6.6)	(28.3)
Central and regional overheads	4.5	3.8	3.8	18.0	(1.3)	(96.8)	(94.5)	(82.9)	(2.4)	(14.1)
Restructuring costs	—	—	—	—	—	(9.7)	(13.2)	(7.7)	26.7	(72.5)
Ongoing operations	2,953.9	2,789.4	2,666.0	5.9	4.6	441.5	383.8	368.1	15.0	4.3

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
	Ongoing Revenue					Ongoing Operating Profit
				Change from					Change from
	2021	2020 (as restated)	2019 (as restated)	2020	2019	2021	2020 (as restated)	2019 (as restated)	2020	2019
	AER £m	AER £m	AER £m	AER %	AER %	AER £m	AER £m	AER £m	AER %	AER %
Disposed businesses	2.7	13.9	38.2	(80.4)	(63.5)	—	0.2	(2.7)	(109.6)	107.1
Continuing operations	2,956.6	2,803.3	2,704.2	5.5	3.7	441.5	384.0	365.4	15.0	5.1

A2. Earnings per share
Basic earnings per share is calculated by dividing the profit after tax attributable to equity holders of the Company by the weighted average number of shares in issue during the year, excluding those held in the Rentokil Initial Employee Share Trust (see note at the bottom of the Consolidated Statement of Changes in Equity) which are treated as cancelled, and including share options for which all conditions have been met.
For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to include all potential dilutive ordinary shares. The Group’s potentially dilutive ordinary shares relate to the contingent issuable shares under the Group’s long-term incentive plans (LTIPs) to the extent that the performance conditions have been met at the end of the period. These share options are issued for nil consideration to colleagues if performance conditions are met.
Adjusted earnings per share is calculated by dividing adjusted profit from continuing operations attributable to equity holders of the Company by the weighted average number of ordinary shares in issue.
Adjusted profit measures are used to give management and other users of the accounts a clear understanding of the underlying profitability of the business over time. Adjusted profit measures are calculated by adding the following items back to the equivalent GAAP profit measure:
•
amortisation and impairment of intangible assets (excluding computer software);

•
one-off items (operating and associates); and

•
net interest adjustments.

Intangible assets (excluding computer software) are recognised on acquisition of businesses which, by their nature, can vary by size and amount each year. As a result, amortisation of intangibles is added back to assist with understanding the underlying trading performance of the business and to allow comparability across regions and business segments.
One-off items are significant expenses or income that will have a distortive impact on the underlying profitability of the Group. Typical examples are costs related to the acquisition of businesses (including aborted acquisitions), gain or loss on disposal or closure of a business, material gains or losses on disposal of fixed assets, adjustments to legacy property-related provisions (environmental liabilities), and payments or receipts as a result of legal disputes. An analysis of one-off operating items is set out in Note A1.
Other non-cash gains and losses that can cause material fluctuations and distort understanding of the performance of the business are net interest on pension schemes, interest fair value adjustments and the excess IFRS 16 interest above the operating profit benefit reported in the year. These adjustments are made to aid year-on-year comparability.
The Group has no instruments that could potentially dilute basic earnings per share in the future, which were not included in the calculation of diluted earnings per share.
Details of the adjusted earnings per share are set out below:

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
	2021 £m	2020 £m	2019 £m
Profit from continuing operations attributable to equity holders of the Company	263.2	185.9	283.5
One-off items – operating	20.7	7.7	14.6
One-off items – associates	—	—	2.4
Net gain on disposals	—	—	(103.8)
Amortisation and impairment of intangibles(1)	74.3	82.5	85.2
Net interest adjustments(2)	(3.6)	35.2	4.0
Tax on above items(3)	(18.9)	(26.4)	(19.1)
Adjusted profit from continuing operations attributable to equity holders of the Company	335.7	284.9	266.8
Weighted average number of ordinary shares in issue (million)	1,858.1	1,853.2	1,849.0
Adjustment for potentially dilutive shares (million)	8.2	9.7	11.5
Weighted average number of ordinary shares for diluted earnings per share (million)	1,866.3	1,862.9	1,860.5
Basic earnings per share	14.16p	10.03p	15.33p
Diluted earnings per share	14.10p	9.98p	15.24p
Basic adjusted earnings per share	18.07p	15.37p	14.43p
Diluted adjusted earnings per share	17.99p	15.29p	14.34p

(1)
Excluding computer software.

(2)
Includes: net interest credit from pensions £nil (2020: £0.5m, 2019: £0.7m, finance costs from hedge accounting recognised in other comprehensive income £3.7m (2020: 4.3m, 2019: £nil), IFRS16 interest adjustment £nil (2020: £(2.1)m, 2019: £(3.2)m), interest fair value adjustment £(0.1)m (2020: £(37.9)m, 2019: £(1.5)m)

(3)
One-off items — operating £1.7m (2020: £2.4m, 2019: £(1.1)m), amortisation and impairment of intangibles £18.2m (2020: £17.5m, 2019: £19.6m), net interest adjustments £(1.0)m (2020: £6.5m, 2019: £0.6m).

A3. Trade and other receivables
The Group’s trade receivables are recognised at the transaction price less provision for impairment. They are generally due for settlement within 30 days and are therefore all classified as current. The amount of the provision for impairment is recognised in the income statement and movements on provisions for impaired trade receivables are recognised within operating expenses in the income statement. Amounts are generally charged to the provision for impairment of trade receivables when there is no expectation of recovering additional cash.
Expected credit loss (ECL) calculations are performed quarterly and are used to calculate the provision. ECL calculations are a probability weighted estimate of credit losses and are performed at country level. The Group applies the simplified method of applying lifetime ECLs to trade receivables using an allowance matrix to measure the ECLs of trade receivables from its customers, which comprise customer portfolios across several countries. Credit risk factors that are considered as part of ECL calculations may include, but are not limited to: payment history, customer size, customer type (national/residential/commercial/government), age of debt, industry strength, economy, environmental factors such as climate change and product or service provided.
There is limited concentration of credit risk with respect to trade receivables due to the Group’s customer base being large and diverse. The amount of credit risk with respect to customers is represented

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
by the carrying amount on the balance sheet. The Group policy is that credit facilities for new customers are approved by designated managers at regional level. Credit limits are set with reference to trading history and reports from credit rating agencies where they are available. Where this is not feasible the Group may request payment in advance of work being carried out, or settlement by credit card on completion of the work. There are no trade receivables that would otherwise be past due or impaired whose terms have been renegotiated.
Due to the COVID-19 pandemic the risk of impairment of trade receivables increased significantly in the year ended 31 December 2020. ECL calculations reflected management’s estimate of the increased risk that some customers will be unable to settle their debts. As the pandemic subsided the situation became clearer and these estimates were reassessed in the year ended 31 December 2021.
	2021 £m	As restated 2020(2) £m
Trade receivables(2)	473.6	546.8
Less: provision for impairment of trade receivables	(49.2)	(61.4)
Trade receivables – net	424.4	485.4
Other receivables	62.5	48.8
Prepayments	35.4	29.3
Contract assets(1)	18.9	19.2
Total	541.2	582.7
Analysed as follows:
Non-current	14.3	13.1
Current	526.9	569.6
Total	541.2	582.7

(1)
Contract assets represents revenue that has been recognised for performance obligations satisfied but where the customer has yet to be invoiced. All opening balances have subsequently been invoiced in the year. In most business segments our customers are invoiced in advance or simultaneously with performance obligations being satisfied. No provision for impairment has been recognised against contract assets (2020: £nil).

(2)
Trade and other receivables and bank and other short-term borrowings have been restated in 2020 due to a correction of the recognition of an overseas factoring arrangement. Both have been increased by £21.0m.

Analysis of the Group’s provision for impairment of trade receivables is as follows:
	2021 £m	2020 £m
At 1 January	61.4	28.4
Exchange differences	(1.5)	(0.1)
Additional provision	25.5	55.8
Receivables written off as uncollectable	(19.3)	(19.9)
Unused amounts reversed	(16.9)	(2.8)
At 31 December	49.2	61.4
The ageing of trade receivables and provision for impairment is as follows:

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
	Trade receivables 2021 £m	Provision for impairment 2021 £m	Trade receivables 2020 £m	Provision for impairment 2020 £m
Not due	224.6	(2.0)	265.1	(1.0)
Overdue by less than 1 month	99.6	(1.6)	117.5	(2.3)
Overdue by between 1 and 3 months	65.8	(2.5)	69.9	(5.9)
Overdue by between 3 and 6 months	29.5	(4.4)	34.0	(10.5)
Overdue by between 6 and 12 months	23.2	(12.6)	33.5	(14.9)
Overdue by more than 12 months	30.9	(26.1)	26.8	(26.8)
At 31 December	473.6	(49.2)	546.8	(61.4)
Due to the increased risk of business failures as a result of the COVID-19 pandemic and the increase in trade receivable balances over three months old as at 31 December 2020, the provision for impairment against these receivables was adjusted to reflect management’s view of the increased risk of impairment.
The carrying amounts of the Group’s trade receivables are denominated in the following currencies:
	2021 £m	As restated 2020(1) £m
Pound sterling	52.3	59.9
Euro	149.6	168.0
US dollar	132.5	177.4
Other currencies	139.2	141.5
Carrying value	473.6	546.8

(1)
Trade and other receivables and bank and other short-term borrowings have been restated in 2020 due to a correction of the recognition of an overseas factoring arrangement. Both have been increased by £21.0m.

Fair value is considered to be equal to carrying value for all trade and other receivables.
A4. Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises design costs, raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price less applicable variable selling expenses.
	2021 £m	2020 £m
Raw materials	12.5	10.8
Work in progress	2.0	1.8
Finished goods	121.2	118.7
	135.7	131.3
An inventory impairment charge of £16.3m was taken in 2021 (2020: £10.5m, 2019: £3.5m).

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
A5. Trade and other payables
	2021 £m	2020 £m
Trade payables	165.2	182.3
Social security and other taxes	72.2	84.2
Other payables	89.1	112.2
Accruals	253.7	216.9
Contract liabilities(1)	166.3	159.3
Deferred consideration	14.0	177.7
Contingent consideration (including put option liability of £41.8m (2020: £34.3m))	75.0	62.8
Total	835.5	995.4
Analysed as follows:
Other payables	18.0	23.4
Deferred consideration	1.3	0.9
Contingent consideration (including put option liability of £41.8m (2020: £34.3m))	52.2	46.1
Total non-current portion	71.5	70.4
Current portion	764.0	925.0
Total	835.5	995.4

(1)
Contract liabilities represents customer invoices where performance obligations have not yet been satisfied. All opening balances have subsequently been satisfied in the year. In most business segments our customers are invoiced in advance or simultaneously with performance obligations being satisfied.

Put options are held following the acquisition of PCI in 2017 where the seller may require the Group to purchase the remaining shares of the business in stages over a fixed term between 2023 and 2027. The put options are accounted for as an anticipated acquisition of the remaining shares and no non-controlling interest is recognised. The Group recognised a put option liability for the anticipated acquisition of these shares in contingent consideration, and any movements in the carrying value are recognised through equity.
The assumptions that are made in estimating the value of this put option liability are option price and discount rate. A 5% reduction in the estimated option price would result in a £2.1m decrease in the liability, and a 1% decrease in the discount rate would result in a £1.3m increase in the liability. All gains and losses relating to the put options are recognised through equity.
Given the volume of acquisitions and the variety of inputs to the valuation of contingent consideration (depending on each transaction) there is not considered to be any change in input that would have a material impact on the contingent consideration liability.
Other than the put options, there are no liabilities in the table above that bear interest and therefore the cash flows are equal to the carrying value of the liabilities. Cash is due to flow between one and five years for all non-current liabilities and not beyond. Fair value is equal to carrying value for all trade and other payables. There is no material difference between the fair value and carrying value for all trade and other payables.
The currency split of trade and other payables is as follows:
	2021 £m	2020 £m
Pound sterling	164.8	154.4
Euro	198.1	205.6
US dollar	262.9	442.0
Other currencies	209.7	193.4
Carrying value	835.5	995.4

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
A6. Provisions for liabilities and charges
The Group has environmental, self-insurance and other provisions. Provisions are recognised when the Group has a present obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount is capable of being reliably estimated. If such an obligation is not capable of being reliably estimated it is classified as a contingent liability (Note D3).
Future cash flows relating to these obligations are discounted when the effect is material. In the years ending 31 December 2021 and 2020 the US was the only country where the effect of discounting was material. The discount rates used are based on government bond rates in the country of the cash flows, and were 0.9% (2020: 0.9%) for the US.
Judgement is required in determining the worldwide provision for environmental restoration. These provisions tend to be long term in nature and the use of an appropriate market discount rate and forecast future utilisation based upon management’s best estimate determines the level of provision required at the balance sheet date. The phasing and actual cash spend may be different from the forecast on which the provision is based.
	Environmental £m	Self-Insurance £m	Other £m	Total £m
At 1 January 2020	14.2	29.3	15.6	59.1
Exchange differences	0.7	(0.9)	0.3	0.1
Additional provisions	0.4	14.7	13.0	28.1
Used during the year	(1.8)	(10.7)	(6.7)	(19.2)
Unused amounts reversed	—	(0.2)	(4.1)	(4.3)
Acquisition of companies and businesses	0.1	—	—	0.1
Unwinding of discount on provisions	—	0.3	—	0.3
At 31 December 2020	13.6	32.5	18.1	64.2
At 1 January 2021	13.6	32.5	18.1	64.2
Exchange differences	(0.7)	0.3	(0.6)	(1.0)
Additional provisions	—	17.8	6.5	24.3
Used during the year	(2.4)	(14.3)	(9.6)	(26.3)
Unused amounts reversed	—	(0.8)	(1.8)	(2.6)
Acquisition of companies and businesses	—	1.7	0.3	2.0
Unwinding of discount on provisions	—	0.3	—	0.3
At 31 December 2021	10.5	37.5	12.9	60.9
	2021 Total £m	2020 Total £m
Analysed as follows:
Non-current	33.9	34.1
Current	27.0	30.1
Total	60.9	64.2
Environmental
The Group owns a number of properties in Europe and the US where there is land contamination. Provisions are held for the remediation of such contamination. These provisions are expected to be substantially utilised within the next five years.

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
Self-insurance
The Group purchases external insurance from a portfolio of international insurers for its key insurable risks, mainly employee-related risks. Self-insured deductibles within these insurance policies have changed over time due to external market conditions and scale of operations. These provisions represent obligations for open claims and are estimated based on actuarial/management’s assessment at the balance sheet date. The Group expects to continue self-insuring the same level of risks and estimates that 50% to 75% of claims should settle within the next five years.
Other
Other provisions principally comprise amounts required to cover obligations arising and costs relating to disposed businesses and restructuring costs. Other provisions also include costs relating to properties the Group no longer occupies such as security, utilities and insurance. Existing provisions are expected to be substantially utilised within the next five years.
A7. Operating expenses by nature
Operating expenses from continuing operations include the following items:
	Notes	2021 £m	As restated 2020(1) £m	As restated 2019(1) £m
Employee costs	A9	1,404.9	1,304.9	1,317.1
Direct materials and services(1)		586.0	583.5	555.5
Vehicle costs		146.4	133.9	142.3
Property costs		59.6	65.3	64.9
Depreciation and impairment of property, plant and equipment	B3	128.4	132.3	127.3
Amortisation and impairment of intangible assets	B2	91.1	101.0	98.8
One-off items – operating	A1	20.7	7.7	14.6
Other operating expenses(2)		173.0	180.9	118.1
Total operating expenses		2,610.1	2,509.5	2,438.6

(1)
Operating expenses have been restated in 2020 and 2019 to reflect a correction in presentation in relation to certain sales contracts where the Group acts as agent (reduction in operating expenses of £20.2m and £10.2m respectively).

(2)
Other operating expenses includes professional fees, marketing costs, amortisation of contract assets and movements in bad debt provision.

A8. Audit services
	2021(1)(2) £m	2020 £m	2019 £m
Fees payable to the Company’s auditor for the audit of the Parent Company and Group accounts(1)	1.5	0.9	0.6
Audit of accounts of subsidiaries of the Group(2)	2.8	2.3	2.0
Audit-related assurance services	0.1	0.1	0.2
Other assurance services	0.1	—	—
Total audit and audit-related assurance services	4.5	3.3	2.8

(1)
Included in 2021 an amount of £0.3m payable to the Company’s previous auditor in respect of the 2020 audit.

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
(2)
Included in 2021 an amount of £0.2m payable to the Company’s new auditor in respect of the 2020 statutory audit in the Netherlands.

A9. Employee benefit expense
Profit-sharing and bonus plans
The Group recognises a liability and an expense for bonuses and profit-sharing, based on calculations of achievements of financial performance targets and based on the best estimate of the obligation to colleagues related to personal performance criteria being achieved. A liability is recognised where a contractual obligation exists or where past practice indicates that there is a constructive obligation to make such payments in the future.
Holiday pay
Paid holidays are regarded as an employee benefit and as such are charged to the income statement as the benefits are earned. An accrual is made at the balance sheet date to reflect the fair value of holidays earned but not yet taken.
Termination benefits
Termination benefits are payable when an employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current colleagues according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value where the effect of discounting is material.
	2021 £m	2020 £m	2019 £m
Wages and salaries(1)	1,224.8	1141.2	1,147.2
Social security costs	137.5	128.8	129.4
Share-based payments	9.8	5.5	5.3
Pension costs:
– defined contribution plans	31.4	27.0	33.7
– defined benefit plans	1.4	2.4	1.5
	1,404.9	1,304.9	1,317.1

(1)
Wages and salaries are disclosed net of any local government wage-related grants as disclosed in Note D5.

Monthly average number of people employed by the Group during the year:
	2021 Number	2020 Number	2019 Number
Processing and service delivery	34,163	33,174	31,863
Sales and marketing	5,400	5,272	5,169
Administration and overheads	6,468	6,142	5,901
	46,031	44,588	42,933

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
Emoluments of the Directors of Rentokil Initial plc are detailed below.
	Highest paid Director 2021 £000	Other Directors 2021 £000	Highest paid Director 2020 £000	Other Directors 2020 £000	Highest paid Director 2019 £000	Other Directors 2019 £000
Aggregate emoluments excluding share options	2,661.2	1,444.0	867.3	575.6	2,045.4	1,178.2
Aggregate gains made by Directors on exercise of share options	916.3	370.6	—	—	—	—
Aggregate amount receivable under long-term incentive schemes	3,340.0	145.9	3,187.9	1,325.6	2,512.3	1,615.1
Aggregate value of Company contributions to defined contribution pension schemes	—	—	—	—	—	—
	6,917.5	1,960.5	4,055.2	1,901.2	4,557.7	2,793.3
	2021 Number	2020 Number	2019 Number
Number of Directors accruing retirement benefits
– defined contribution schemes	2	3	2
– defined benefit schemes	—	—	—
Number of Directors exercising share options(1)	2	2	—
Number of Directors receiving shares as part of long-term incentive schemes	2	3	2

(1)
The highest paid Director exercised 163,625 (2020: nil, 2019: nil) share options during the year.

A10. Retirement benefit obligations
Apart from contributions to legally required social security state schemes, the Group operates a number of pension schemes around the world covering many of its colleagues.
The principal pension scheme in the Group is the UK Rentokil Initial 2015 Pension Scheme (RIPS) which has a defined contribution section, and a number of defined benefit sections which are now closed to new entrants and future accrual of benefits. On 4 December 2018, the Group signed an agreement with Pension Insurance Corporation plc (PIC) to take over the payment of the liabilities in the scheme via a buy-in, which converted to a full buy-out on 24 February 2022.
A number of much smaller defined benefit and defined contribution schemes operate elsewhere which are also funded through payments to trustee-administered funds or insurance companies.
Defined benefit schemes are reappraised annually by independent actuaries based upon actuarial assumptions. Judgement is required in determining these actuarial assumptions.
Defined benefit pension plans
A defined benefit pension plan is a plan that estimates the amount of future pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as years of service, compensation and age.
The asset or liability recognised in the balance sheet in respect of defined benefit pension plans is the fair value of plan assets less the present value of the defined benefit obligation at the balance sheet date. The Group determines the net interest on the net defined benefit asset for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
benefit asset. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have a credit rating of at least AA, are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The Group will recognise a pension surplus as an asset where there is an unconditional right to a refund or where the Group has a right to reduce future pension contributions, taking into account the adverse effect of any minimum funding requirements.
Current and past service costs, to the extent they have vested, and curtailments are recognised as charges or credits against operating profit in the income statement. Interest income on the net defined benefit asset is recognised in finance income. Remeasurement gains and losses arising from experience adjustments, return on plan assets and changes in actuarial assumptions are charged or credited to the Consolidated Statement of Comprehensive Income.
Defined contribution pension plans
A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity.
The Group pays contributions to publicly or privately administered pension plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.
RIPS
The assets of the RIPS are legally separated from the Group. The Trustee of the RIPS is Rentokil Initial Pension Trustee Limited. The board comprises five company-nominated directors and three member-nominated directors. The Trustee is required by law to act in the best interests of the members and beneficiaries of the RIPS and is responsible for setting certain policies (e.g., investment, contribution and indexation policies) of the scheme.
On 4 December 2018 the Trustee entered into a binding agreement with PIC to insure the liabilities of the RIPS, known as a buy-in. In December 2021 the final true-up premium was paid to PIC and on 24 February 2022 the insurance policy with PIC was transferred to the individual members of the scheme. Accordingly, in 2022 both the Scheme’s assets and liabilities have been reduced by the policy value (£1,238.6m).
There remains some uncertainty regarding the final surplus that will be available to the Group until Guaranteed Minimum Pension adjustments for members who transferred out of the scheme have been settled and final scheme expenses have been paid. However, in December 2020 the Trustee made a partial refund of surplus to the Group of £13.0m. The remaining surplus is recognised as a retirement benefit asset at management’s estimate of the value that will be returned to the Group when the wind-up of the Scheme completes.
The defined benefit schemes of the RIPS are reappraised semi-annually by independent actuaries based upon actuarial assumptions in accordance with IAS 19R requirements (including schemes which are insured under a buy-in contract). The assumptions used for the RIPS are shown below:
	31 December 2021	31 December 2020
Weighted average %
Discount rate	2.0%	1.4%
Future salary increases	n/a	n/a
Future pension increases	3.3%	3.0%
RPI inflation	3.4%	3.0%
CPI inflation	2.7%	2.3%

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
The defined benefit obligation includes benefits for current colleagues, former colleagues and current pensioners. Approximately 40% (2020: 35%) of the liabilities are attributable to current and former colleagues and 60% (2020: 65%) to current pensioners. There have been no significant changes to the membership of the scheme over the year. The scheme duration is an indicator of the weighted-average time until benefit payments are made. For the RIPS as a whole, the duration is around 17 years.
The assets in the scheme consist of cash held in liquidity funds, and the fair value of the insurance policy. The fair value of the insurance policy asset is deemed to be equal to the present value of the related obligations that it covers at the balance sheet date.
Risks
As noted above, the Trustee purchased an insurance policy that covers all retirement benefit obligations within the Scheme, thereby removing exposure to the significant risks within the Scheme (including changes in bond yields, inflation and longevity). The Scheme’s insurer (PIC) is now responsible for ensuring that there are sufficient assets to meet all future pension obligations, and is subject to EU solvency regulations. There is no volatility associated with the insurance policy asset as under IAS 19 its value is deemed to match the Scheme liabilities. Asset volatility is limited only to the assets remaining in the Scheme following this transaction which are expected to be returned to the Company on wind-up of the Scheme. The surplus recognised of £18.2m is management’s estimate of the asset that will return to the Company on wind-up (subject to tax at 35%).
Mortality assumptions
The mortality assumptions are based on the recent actual mortality experience of Scheme members, and allow for expected future improvements in mortality rates. The mortality tables used are:
•
98% of the SAPS S2 All base tables for male pensioners;

•
107% of the SAPS S2 All base tables for female pensioners;

•
108% of the SAPS S2 All base tables for male and female non-pensioners; and

•
96% of the SAPS S2 All base tables for male and female dependent pensioners.

Future improvements are made in line with CMI_2018 Core Projections with a long-term rate of future improvement of 1.25% p.a.
Sensitivity of significant assumptions
The purchase of an insurance policy to cover all future benefits means that the sensitivity of the balance sheet and income statement to key assumptions is removed.
Pension benefits
The movement in the net defined benefit obligation for all Group pension schemes over the accounting period is as follows:
	Present value of obligation 2021 £m	Fair value of plan assets 2021 £m	Total 2021 £m	Present value of obligation 2020 £m	Fair value of plan assets 2020 £m	Total 2020 £m
At 1 January	(1,481.1)	1,461.3	(19.8)	(1,443.9)	1,443.8	(0.1)
Current service costs(1)	(1.5)	—	(1.5)	(1.6)	—	(1.6)
Past service costs(1)	0.9	—	0.9	7.1	—	7.1
Settlement gain	21.9	(20.7)	1.2	—	—	—

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
	Present value of obligation 2021 £m	Fair value of plan assets 2021 £m	Total 2021 £m	Present value of obligation 2020 £m	Fair value of plan assets 2020 £m	Total 2020 £m
Administration expenses(1)	(0.1)	—	(0.1)	(0.1)	—	(0.1)
Interest on defined benefit obligation/asset(1)	(20.7)	20.7	—	(28.2)	28.7	0.5
Exchange difference	2.9	(1.7)	1.2	(0.1)	(0.4)	(0.5)
Total pension income/(expense)	3.4	(1.7)	1.7	(22.9)	28.3	5.4
Remeasurements:
– Remeasurement gain/(loss) on scheme assets	—	(77.8)	(77.8)	—	70.2	70.2
– Remeasurement gain/(loss) on obligation(2)	78.6	—	78.6	(83.3)	—	(83.3)
Transfers:
– Transferred on acquisition of business	(0.3)	—	(0.3)	—	—	—
Contributions:
– Employers	(0.7)	8.3	7.6	(0.3)	0.5	0.2
– Participants	(0.1)	0.1	—	(0.2)	0.2	—
– Benefit payments	86.6	(85.0)	1.6	69.4	(68.7)	0.7
– Refund of surplus	—	—	—	—	(13.0)	(13.0)
– Administration costs	0.1	—	0.1	0.1	—	0.1
At 31 December	(1,313.5)	1,305.2	(8.3)	(1,481.1)	1,461.3	(19.8)
Retirement benefit obligation schemes(3)	(63.0)	35.7	(27.3)	(110.6)	71.8	(38.8)
Retirement benefit asset schemes(4)	(1,250.5)	1,269.5	19.0	(1,370.5)	1,389.5	19.0

(1)
Service costs and administration expenses are charged to operating expenses, and interest cost and return on plan assets to finance cost and finance income.

(2)
The actuarial movement on the UK RIPS comprises remeasurement gain arising from changes in demographic assumptions of £2.7m (2020: gain of £16.1m), remeasurement gain arising from changes in financial assumptions of £75.3m (2020: loss of £117.1m) and a remeasurement loss arising from experience of £0.5m (2020: gain of £25.0m).

(3)
Benefit plans in an obligation position include plans situated in Ireland, the UK, Martinique, Trinidad and Tobago, Norway, South Africa, Germany, Austria, France, Italy, South Korea, Philippines, India, Hong Kong, Saudi Arabia (2021 only) and the US (2020 only).

(4)
Benefit plans in an asset position include plans situated in the UK, Barbados (2021 only) and Australia.

Included in the table above is a net defined benefit surplus in relation to the UK RIPS of £18.2m (2020: £18.2m) recognised as defined benefit obligation of £1,247.6m (2020: £1,369.3m) and plan assets of £1,265.8m (2020: £1,387.5m). Of the £1,313.5m (2020: £1,481.1m) of obligations, £17.0m (2020: £18.3m) is unfunded.
Total contributions payable to defined benefit pension schemes in 2022 are expected to be less than £1m.
The fair value of plan assets at the balance sheet date is analysed as follows:

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
	2021 £m	2020 £m
Equity instruments	2.8	37.3
Debt instruments – unquoted	16.5	16.7
Insurance policies	1,238.6	1,343.6
Other	47.3	63.7
Total plan assets	1,305.2	1,461.3
Where available the fair values of assets are quoted prices (e.g., listed equity, sovereign debt and corporate bonds). In other cases the market value as provided by the fund managers has been used in accordance with IFRS 13 Fair Value Measurement:
•
unquoted debt instruments (Level 2);

•
interest and inflation rate hedging instruments (Level 2); and

•
pooled investment funds (Level 3).

Other significant assets are valued based on observable market inputs. Insurance policies are valued at the present value of the related obligations. Other assets primarily consist of cash.
The cumulative actuarial gain recognised in the Consolidated Statement of Comprehensive Income was £32.0m (2020: £31.2m).
A remeasurement gain of £0.9m (2020: £13.1m loss) was recognised during the year.
A11.   Share-based payments
Share-based compensation
The Group operates one equity-settled share-based long-term incentive plan (LTIP). The economic cost of awarding shares and share options to colleagues is recognised as an expense in the income statement, equivalent to the fair value of the benefit awarded. The fair value is determined by reference to option pricing models, principally Monte Carlo and adjusted Black-Scholes models. The charge is recognised in the income statement over the vesting period of the award. At each balance sheet date, the Group revises its estimate of the number of shares that vest or options that are expected to become exercisable. Any revision to the original estimates is reflected in the income statement with a corresponding adjustment to equity immediately to the extent it relates to past service, and the remainder over the rest of the vesting period.
Performance Share Plan
The Company introduced a share-based performance plan in 2006 for senior managers worldwide. The main features of the scheme are as follows:
•
For awards made in 2018, one-third of the award is based on earnings per share (EPS) growth targets and two-thirds of the award is based on total shareholder return (TSR) over the three-year performance period as explained above.

•
For awards made in 2019, 50% of the award is based on TSR and 25% is based on EPS growth targets as explained above. The remaining 25% is based on performance against certain strategic and financial measures over the vesting period.

•
For awards made in 2020, 60% of the award is based on TSR and 40% is based on performance against certain strategic and financial measures over the vesting period.

•
For awards made in 2021, 50% of the award is based on TSR and 50% is based on performance against certain strategic and financial measures over the vesting period.

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
•
The value of dividends paid during the vesting period is paid on the number of shares that ultimately vest in the form of additional shares.

For awards that are nil-cost options, this is the value of dividends between grant and exercise.
The total net charge for the year relating to equity-settled share-based payment plans was £9.8m (2020: £5.5m).
A summary of the number of shares in active share option plans is shown below:
		Share options outstanding (not exercisable)					Share options exercisable
Year of grant	Vesting year	Scheme interest at 1 January 2021	Shares awarded during 2021	Shares lapsed during 2021	Shares vested during 2021	Shares outstanding (not exercisable) at 31 December 2021	Shares exercisable at 1 January 2021	Shares vested during 2021	Shares exercised during 2021	Shares lapsed during 2021	Shares outstanding (exercisable) at 31 December 2021
2012	2015	—	—	—	—	—	179,519	—	(10,968)	—	168,551
2013	2016	—	12,073	—	(12,073)	—	1,085,178	12,073	(71,944)	—	1,025,307
2014	2017	—	13,693	—	(13,693)	—	1,200,990	13,693	(26,613)	—	1,188,070
2015	2018	—	15,831	—	(15,831)	—	1,398,235	15,831	(49,797)	—	1,364,269
2016	2019	—	22,920	(15)	(22,905)	—	2,052,013	22,905	(131,521)	(1,323)	1,942,074
2017	2020	—	19,720	(85)	(19,635)	—	1,784,890	19,635	(171,187)	(7,720)	1,625,618
2018	2021	6,024,191	164,397	(1,066,488)	(4,230,356)	891,744	—	4,230,356	(2,691,765)	—	1,538,591
2019	2022	4,993,019	33,885	(250,755)	—	4,776,149	—	—	—	—	—
2020	2023	3,561,710	754	(91,452)	—	3,471,012	—	—	—	—	—
2021	2024	—	4,228,162	(90,489)	—	4,137,673	—	—	—	—	—
		Share options outstanding (not exercisable)					Share options exercisable
Year of grant	Vesting year	Scheme interest at 1 January 2020	Shares awarded during 2020	Shares lapsed during 2020	Shares vested during 2020	Shares outstanding (not exercisable) at 31 December 2020	Shares exercisable at 1 January 2020	Shares vested during 2020	Shares exercised during 2020	Shares lapsed during 2020	Shares outstanding (exercisable) at 31 December 2020
2012	2015	—	—	—	—	—	214,132	—	(34,613)	—	179,519
2013	2016	—	—	—	—	—	1,266,153	—	(180,975)	—	1,085,178
2014	2017	—	—	—	—	—	1,382,204	—	(181,214)	—	1,200,990
2015	2018	—	—	—	—	—	2,178,655	—	(777,521)	(2,899)	1,398,235
2016	2019	—	—	—	—	—	3,117,476	—	(1,047,232)	(18,231)	2,052,013
2017	2020	4,717,888	157,880	(528,405)	(4,347,363)	—	—	4,347,363	(2,562,473)	—	1,784,890
2018	2021	6,601,097	6,545	(324,013)	(259,438)	6,024,191	—	259,438	(259,438)	—	—
2019	2022	5,326,306	—	(333,287)	—	4,993,019	—	—	—	—	—
2020	2023	—	3,561,710	—	—	3,561,710	—	—	—	—	—
Of the 22.1m options outstanding at 31 December 2021, 8.85m are only subject to administrative exercise for no proceeds and have been considered as outstanding shares in basic earnings per share (7.7m at 31 December 2020).
The fair value of the awards made under the 2006 Performance Share Plan is charged to the income statement over the vesting period based on values derived from a Monte Carlo model prepared by external remuneration consultants. This is a closed-form solution which takes account of the correlation between share price performance and the likelihood of a TSR performance condition being met. For the shares awarded in March 2021, the significant inputs into the model were a share price of 495.7p (2020: 536.8p), an expected share price volatility of 23.2% (2020: 22.0%), a median share price correlation between the companies in the comparator group of 91.0% (2020: 83.0%), and an expected life commensurate with the three-year

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
performance/vesting period. The share price volatility assumption is based on analysis of historical daily share prices. As the awards are nil-cost (i.e., there is no exercise price), the assumed risk-free rate of return has minimal impact on the fair value of the awards. Similarly, as dividend equivalents are paid on the vesting portion of awards, the fair value of these awards is not reduced to reflect dividends paid during the vesting period.
The fair value of awards granted during 2021 was £16.0m (2020: £14.1m) and the weighted average fair value per award granted during the year was 371.7p. The weighted average share price for options exercised in the year was 505.6p and the weighted average contract term remaining on shares unexercised at the year end was 450 days.
A12.   Income tax expense
The income tax expense for the period comprises both current and deferred tax. Current tax expense represents the amount payable on this year’s taxable profits and any adjustment relating to prior years. Taxable profits differ from accounting profits as some items of income or expenditure are not taxable or deductible or may be taxable or deductible in a different accounting period. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group’s subsidiaries and associates operate and generate taxable income.
Deferred tax is an accounting adjustment to provide for tax that is expected to arise in the future due to differences between accounting and tax bases. Deferred tax is determined using tax rates that are expected to apply when the timing difference reverses based on tax rates which are enacted or substantively enacted at the balance sheet date. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or equity. In this case the tax is also recognised in other comprehensive income or equity as appropriate.
Analysis of charge in the year:
	2021 £m	2020 £m	2019 £m
UK corporation tax at 19.0% (2020: 19.0%, 2019: 19.0%)	9.5	8.8	8.3
Overseas taxation	47.8	60.9	41.6
Adjustment in respect of previous periods	(3.3)	(3.1)	8.8
Total current tax	54.0	66.6	58.7
Deferred tax expense/(credit)	20.8	(17.0)	0.7
Deferred tax adjustment in respect of previous periods	(12.9)	(6.1)	(4.7)
Total deferred tax	7.9	(23.1)	(4.0)
Total income tax expense	61.9	43.5	54.7
The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
	2021 £m	2020 £m	2019 £m
Profit before income tax	325.1	229.8	338.5
Tax calculated at domestic tax rates applicable to profits in the respective countries	76.5	55.7	82.6
Adjustment in respect of previous periods	(16.2)	(9.2)	4.1
Expenses not deductible for tax purposes – one-off items	3.0	0.2	8.0
Expenses not deductible for tax purposes – other	3.2	1.9	4.4
Income not subject to tax	(1.0)	(1.3)	(0.7)
Impairment of goodwill	—	3.2	1.0
Goodwill deductions and revaluation of intangible assets	(2.4)	(0.9)	(1.3)
Utilisation of previously unrecognised tax losses	(0.6)	(0.7)	(5.7)
Deferred tax recognised on losses	(2.8)	(2.1)	(7.7)
Losses not relieved	0.3	0.3	1.0
Deferred tax impact of change in tax rates	(3.6)	(8.9)	0.2
Provisions utilised for which no deferred tax assets were recognised	(1.5)	(1.4)	(2.2)
Overseas withholding tax suffered	0.7	0.7	0.5
Deferred tax on unremitted earnings	0.3	—	0.8
Tax on overseas dividends	—	—	1.0
Local business taxes	1.0	1.8	1.6
Foreign exchange differences	0.5	0.7	(3.5)
Disposal gain not subject to tax	—	—	(31.6)
US BEAT liability	4.8	3.1	2.2
Other	(0.3)	0.4	—
Total tax expense	61.9	43.5	54.7
The Group’s Effective Tax Rate (ETR) for 2021 on reported profit before income tax is 19.0% (2020: 18.9%, 2019: 16.2%). The Group’s ETR before amortisation of intangible assets (excluding computer software), one-off items and the net interest adjustments for 2021 was 19.4% (2020: 19.7%, 2019: 21.6%). This compares with a blended rate of tax for the countries in which the Group operates of 24% (2020: 24%, 2019: 23%). The Group’s low tax rate is primarily attributable to net prior-year tax credits of £16.2m. Of this, £7.2m is due to a reduction in the Group’s uncertain tax provisions arising as a result of issues being settled for less than the provision held or becoming statute barred during the year ended 31 December 2021. The Group’s ETR is low for the year ended 31 December 2020 compared with the prior year mainly due to the impact of deferred tax rate changes in the UK and France.
The Group’s tax charge and ETR will be influenced by the global mix and level of profits, changes in future tax rates and other tax legislation, foreign exchange rates, the utilisation of brought-forward tax losses on which no deferred tax asset has been recognised, the resolution of open issues with various tax authorities, acquisitions and disposals.
A tax credit of £2.2m has been recognised in other comprehensive income which relates to the tax effect of mark to market movements on cross-currency and interest rate swaps recorded within other comprehensive income.
A13.   Current tax liabilities
Tax liabilities are classified as current liabilities unless there is a right to defer the payment of the liability for at least one year after the balance sheet date. As at 31 December 2021 and 2020 all the Group’s tax liabilities have been classified as current as there is no legally enforceable right to defer payment for more than 12 months.

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
Current tax assets and liabilities are offset only when there is a legally enforceable right to set off the asset and liability.
Where required by accounting standards, management establishes provisions for uncertain tax positions on the basis of amounts expected to be paid to the tax authorities. The Group’s current tax liabilities reflect management’s best estimate of the future amounts of corporation tax that will be settled.
The Group is subject to income taxes in numerous jurisdictions. There are various uncertainties relating to the determination of its tax liabilities where the ultimate tax liability cannot be known until a resolution has been reached with the relevant tax authority, or the issue becomes time barred. Issues can take many years to resolve and therefore assumptions on the likely outcome have to be made by management. Each country and tax risk is considered separately when deciding whether it is appropriate to set up an uncertain tax provision. If risks are considered to be linked, the Group will consider the tax treatment in aggregate where appropriate.
This assessment of uncertain tax positions is based on management’s interpretation of relevant tax rules and decided cases, external advice obtained, the statute of limitations and the status of the negotiations and past experience with tax authorities. In evaluating whether a provision is needed it is assumed that tax authorities have full knowledge of the facts and circumstances applicable to each issue.
Tax provisions can be built up over a number of years but in the year of resolution there could be adjustments to these provisions which could have a material positive or negative impact on the tax charge for a particular year. The settlement of a significant issue could also have a material impact on the amount of cash tax payable in any one year. Judgement is required in determining the worldwide provision for income taxes particularly in relation to the pricing of intra-group goods and services as well as debt financing.
The majority of the tax provisions relate to transfer pricing exposures where the Group faces a number of risks in jurisdictions around the world, and is subject to audits by tax authorities in the territories in which it operates. These tax audits have an uncertain outcome and can take several years to resolve, which in some cases may be dependent on litigation. The actual outcome could vary from management’s estimates, but these are updated at each reporting period in the light of the latest available information.
Total uncertain tax provisions (including interest thereon) amounted to £57.2m as at 31 December 2021 (2020: £64.6m). Included within this amount is £11.5m (2020: £11.5m) in respect of interest arising on tax provisions which is included within other payables. These tax provisions relate to multiple issues across the countries in which the Group operates. The net decrease in the provisions for the year is mainly attributable to issues which have been settled in the year or have become statute barred.
Apart from transfer pricing exposures the largest single provision relates to a financing structure where the amount provided is £11.0m (2020: £10.9m) including interest. This is a legacy issue going back to the years 2002 to 2004. The Group is fully provided for the potential tax and interest payable so there is not expected to be an adverse impact on the income statement. It is unclear when this issue will be resolved and therefore the timing of any payment is uncertain.
The cash tax paid for the year was £68.9m (2020: £64.4m, 2019: £43.2m), the increase being in line with the increased profits. The cash tax paid is expected to increase in future periods as open issues are resolved although it is not possible to estimate the exact timing of tax cash flows.
A14.   Deferred income tax
Deferred income tax is provided on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities in transactions other than a business combination that at the time of the transactions affect neither the accounting nor taxable profit or loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred income tax is determined using tax rates (and laws) that have been enacted (or substantively enacted) at the balance sheet date, and

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax balances are not discounted.
Deferred tax assets and liabilities are offset against each other when the timing differences relate to income taxes levied by the same tax authority on an entity or different entities which are part of a tax consolidation and there would be the intention to settle on a net basis.
Deferred income tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. The amount of deferred tax assets recognised at each balance sheet date is adjusted to reflect changes in management’s assessment of future taxable profits. In recognising the deferred tax asset in respect of losses, management has estimated the quantum of future taxable profits applying a risk weighting to future profits to reflect the uncertainties.
The movement on the deferred income tax account is as follows:
	2021 £m	2020 £m
At 1 January	(57.0)	(81.5)
Exchange differences	1.7	(0.6)
Acquisition of companies and businesses	(7.7)	(5.1)
Credited to the income statement	(7.9)	23.1
Credited to other comprehensive income	(0.2)	3.9
Charged to equity	4.6	3.2
At 31 December	(66.5)	(57.0)
Deferred taxation has been presented on the balance sheet as follows:
Deferred tax asset within non-current assets	41.6	37.7
Deferred tax liability within non-current liabilities	(108.1)	(94.7)
	(66.5)	(57.0)
The major components of deferred tax assets and liabilities at the year end and their changes during the year (without taking into consideration the offsetting of balances within the same tax jurisdiction) are as follows:
	Customer lists/ intangibles £m	Accelerated tax depreciation £m	Retirement benefits £m	Unremitted earnings from subsidiaries £m	Tax losses £m	Share-based payments £m	Other(1) £m	Total £m
At 1 January 2020	72.6	42.0	4.5	4.2	(23.0)	(8.3)	(10.5)	81.5
Exchange differences	(1.8)	1.4	—	—	—	—	1.0	0.6
Recognised in income statement	0.3	0.4	(4.1)	0.1	5.5	2.1	(27.4)	(23.1)
Recognised in other comprehensive income	—	—	(3.9)	—	—	—	—	(3.9)
Recognised in equity	—	—	—	—	—	(3.2)	—	(3.2)
Acquired in business combinations	5.1	—	—	—	—	—	—	5.1
At 31 December 2020	76.2	43.8	(3.5)	4.3	(17.5)	(9.4)	(36.9)	57.0
At 1 January 2021	76.2	43.8	(3.5)	4.3	(17.5)	(9.4)	(36.9)	57.0
Exchange differences	—	(1.4)	—	—	—	—	(0.3)	(1.7)
Recognised in income statement	0.8	7.4	1.4	0.4	3.6	(0.8)	(4.9)	7.9

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
	Customer lists/ intangibles £m	Accelerated tax depreciation £m	Retirement benefits £m	Unremitted earnings from subsidiaries £m	Tax losses £m	Share-based payments £m	Other(1) £m	Total £m
Recognised in other comprehensive income	—	—	0.2	—	—	—	—	0.2
Recognised in equity	—	—	—	—	—	(4.6)	—	(4.6)
Acquired in business combinations	6.6	0.1	—	—	—	—	1.0	7.7
At 31 December 2021	83.6	49.9	(1.9)	4.7	(13.9)	(14.8)	(41.1)	66.5

(1)
Included within other deferred tax assets/liabilities are bad debt provisions, other provisions and IFRS 15 contract costs.

The UK corporate tax rate will increase from 19% to 25% with effect from 1 April 2023. This has resulted in an increase in the UK deferred tax asset recognized at 31 December 2021 of £3.1m.
A deferred tax asset of £13.9m (2020: £17.5m) has been recognised in respect of losses, of which £12.4m (2020: £16.0m) relates to UK losses carried forward at 31 December 2021. This amount has been calculated by estimating the future UK taxable profits, against which the UK tax losses will be utilised, and applying the tax rates (substantively enacted as at the balance sheet date) applicable for each year. Remaining UK tax losses of £40.6m (2020: £47.5m) have not been recognised as at 31 December 2021 as it is not considered probable that future taxable profits will be available against which the tax losses can be offset. The estimates of future profits are based on management’s financial forecasts which are used to support other aspects of the financial statements such as impairment testing. At the balance sheet date the Group had tax losses of £81.6m (2020: £105.0m) on which no deferred tax asset is recognised because it is not considered probable that future taxable profits will be available in certain jurisdictions to be able to benefit from those tax losses. Of the losses, £8.3m (2020: £14.6m) will expire at various dates between 2022 and 2032.
In addition, the Group has UK capital losses carried forward of £276.3m (2020: £276.3m) on which no deferred tax asset is recognised. These losses have no expiry date but management considers the future utilisation of these losses to be unlikely.
Dividends received from subsidiaries are largely exempt from UK taxation but may be subject to dividend withholding or other taxes levied by the overseas tax jurisdictions in which the subsidiaries operate. A deferred tax liability of £4.7m (2020: £4.3m) has been recognised in respect of this liability as it is anticipated that these profits will be distributed to the UK in the foreseeable future. At the balance sheet date there is no material unprovided deferred tax liability were overseas earnings to be distributed to the UK.
B. Investing
B1. Business combinations
All business combinations are accounted for using the purchase method (acquisition accounting) in accordance with IFRS 3 Business Combinations. The cost of a business combination is the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued by the acquirer. The cost of a business combination is allocated at the acquisition date by recognising the acquiree’s identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria at their fair values. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.
An intangible asset is recognised if it meets the definition under IAS 38 Intangible Assets. The intangible assets arising on acquisition are goodwill, customer lists and brands. Goodwill represents the synergies, workforce and other benefits expected as a result of combining the respective businesses. Customer lists and brands are recognised at their fair value at the date of acquisition using an income-based approach,

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
which involves the use of assumptions including customer termination rates, profit margins, contributory asset charges and discount rates. The use of these assumptions requires estimation in the valuation approach; however, it is not considered that these estimates carry a significant risk of material adjustment.
At the date of acquisition, deferred and contingent consideration represents its fair value, with subsequent changes after the measurement period being recognised in the Consolidated Statement of Profit or Loss. Costs directly attributable to business combinations are charged to the income statement as incurred and presented as one-off items.
During the year ended 31 December 2021 the Group purchased 100% of the share capital or trade and assets of 52 companies and businesses. It also acquired the remaining shares from a non-controlling interest which is recognised as an equity transaction rather than a business combination. The total consideration in respect of these acquisitions was £313.7m and the cash outflow from current and past period acquisitions net of cash acquired, was £463.1m.
During the year ended 31 December 2020 the Group purchased 100% of the share capital or trade and assets of 23 companies and businesses. The total consideration in respect of these acquisitions was £367.3m and the cash outflow from current and past period acquisitions, net of cash acquired, was £194.7m.
During the year ended 31 December 2019 the Group purchased 100% of the share capital or trade and assets of 41 companies and businesses. The total consideration in respect of these acquisitions was £328.6m and the cash outflow from current and past period acquisitions, net of cash acquired, was £315.7m.
Disclosures required by IFRS 3 Business Combinations are provided separately for those individual acquisitions that are considered to be material, and in aggregate for individually immaterial acquisitions. An acquisition would generally be considered individually material if the impact on the Group’s adjusted revenue and profit measures (on an annualised basis) is greater than 5%, or the impact on goodwill is greater than 10% of the closing balance for the period. There were no individually material acquisitions in the years ended 31 December 2021, 2020 or 2019.
Details of goodwill and the fair value of net assets acquired are as follows:
	2021 £m	2020 £m	2019 £m
Purchase consideration
– Cash paid	273.1	156.9	290.3
– Deferred and contingent consideration	40.6	210.4	38.3
Total purchase consideration	313.7	367.3	328.6
Fair value of net assets acquired	(83.1)	(49.9)	(62.8)
Goodwill from current-year acquisitions	230.6	317.4	265.8
Of the above goodwill amounts £146.4m (2020: £303.5m, 2019: £258.4m) is expected to qualify for tax relief.
Deferred consideration of £12.6m (2020: £192.3m, 2019: £23.4m) and contingent consideration of £28.0m (2020: £18.1m, 2019: £14.9m) are payable in respect of the above acquisitions. Contingent consideration is payable based on a variety of conditions including revenue and profit targets being met. Amounts for both deferred and contingent consideration are payable over the next five years. The Group has recognised contingent and deferred consideration based on fair value at the acquisition date. A range of outcomes for contingent consideration payments cannot be estimated due to the variety of performance conditions and the volume of businesses the Group acquires. During the year ended 31 December 2021 there were releases of contingent consideration liabilities not paid of £0.6m (2020: £1.6m, 2019: £1.1m).

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
The provisional fair values(1) of assets and liabilities arising from acquisitions in the year are as follows:
	2021 £m	2020 £m	2019 £m
Non-current assets
– Intangible assets(2)	70.7	56.9	70.5
– Property, plant and equipment(3)	13.2	9.9	17.0
– Other non-current assets	1.7	—	—
Current assets(4)	36.8	20.4	14.3
Current liabilities	(25.4)	(20.0)	(20.8)
Non-current liabilities(5)	(13.9)	(17.3)	(18.2)
Net assets acquired	83.1	49.9	62.8

(1)
The provisional fair values are finalised in the year following acquisition. The fair values for the year ended 31 December 2021 are provisional since the acquisition accounting has not yet been finalised, primarily due to the proximity of many acquisitions to the year end.

(2)
Includes £70.0m (2020: £56.8m, 2019: £67.9m) of customer lists and £0.7m (2020: £0.1m, 2019: £2.6m) of other intangibles.

(3)
Includes £1.8m (2020: £4.2m, 2019: £0.7m) of right-of-use assets.

(4)
Includes trade and other receivables of £27.9m (2020: £11.2m, 2019: £5.9m) which represents the gross and fair value of the assets acquired.

(5)
Includes £(7.6)m of deferred tax relating to acquired intangibles (2020: £(5.1)m, 2019: £(4.2)m).

The cash outflow from current and past acquisitions is as follows:
	2021 £m	2020 £m	2019 £m
Total purchase consideration	313.7	367.3	328.6
Consideration payable in future periods	(40.6)	(210.4)	(38.3)
Purchase consideration paid in cash	273.1	156.9	290.3
Cash and cash equivalents in acquired companies and businesses	(6.0)	(6.1)	(6.0)
Cash outflow on current period acquisitions	267.1	150.8	284.3
Deferred consideration paid	196.0	43.9	31.4
Cash outflow on current and past acquisitions	463.1	194.7	315.7
Acquisitions in the year ended 31 December 2021 contributed £49.9m to revenue and £7.0m to operating profit from the dates of acquisition. If the acquisitions had occurred on 1 January 2021, the revenue and operating profit of the Group would have amounted to £3,031.4m and £356.8m respectively.
Acquisitions in the year ended 31 December 2020 contributed £22.2m to revenue and £2.3m to operating profit from the dates of acquisition. If the acquisitions had occurred on 1 January 2020, the revenue and operating profit of the Group would have amounted to £2,961.6m and £303.1m respectively.
Acquisitions in the year ended 31 December 2019 contributed £64.1m to revenue and £11.6m to operating profit from the dates of acquisition. If the acquisitions had occurred on 1 January 2019, the revenue and operating profit of the Group would have amounted to £2,793.7m and £273.0m respectively.
B2. Intangible assets
Intangible assets are stated at cost less accumulated amortisation and accumulated impairment losses, where applicable.

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
A breakdown of intangible assets is as shown below:
	Goodwill £m	Customer lists £m	Other intangibles £m	Product development £m	Computer software £m	Total £m
Cost
At 1 January 2020	1,376.7	782.8	66.7	33.7	135.1	2,395.0
Exchange differences	(45.2)	(5.5)	(0.7)	—	0.5	(50.9)
Additions	—	—	—	5.7	16.8	22.5
Disposals/retirements	—	(7.7)	—	—	(7.4)	(15.1)
Acquisition of companies and businesses(1)	322.3	56.7	0.1	—	—	379.1
Disposal of companies and businesses	(0.4)	(1.9)	—	—	(0.2)	(2.5)
At 31 December 2020	1,653.4	824.4	66.1	39.4	144.8	2,728.1
At 1 January 2021	1,653.4	824.4	66.1	39.4	144.8	2,728.1
Exchange differences	3.6	(13.3)	0.1	—	(1.5)	(11.1)
Additions	—	—	3.7	6.4	21.0	31.1
Disposals/retirements	—	(3.7)	(3.4)	—	(0.8)	(7.9)
Acquisition of companies and businesses(1)	228.2	68.6	0.5	—	0.1	297.4
Hyperinflationary adjustment	3.2	—	—	—	—	3.2
Disposal of companies and businesses	—	—	—	—	(0.2)	(0.2)
At 31 December 2021	1,888.4	876.0	67.0	45.8	163.4	3,040.6
Accumulated amortisation and impairment
At 1 January 2020	(34.2)	(534.1)	(42.9)	(20.0)	(90.4)	(721.6)
Exchange differences	(0.2)	(0.3)	0.9	—	(0.4)	—
Disposals/retirements	—	7.7	—	—	6.8	14.5
Disposal of companies and businesses	—	1.9	—	—	0.2	2.1
Impairment charge	(10.6)	—	—	(0.5)	(1.9)	(13.0)
Amortisation charge	—	(60.5)	(4.6)	(6.3)	(16.6)	(88.0)
At 31 December 2020	(45.0)	(585.3)	(46.6)	(26.8)	(102.3)	(806.0)
At 1 January 2021	(45.0)	(585.3)	(46.6)	(26.8)	(102.3)	(806.0)
Exchange differences	1.0	10.5	(0.1)	—	1.3	12.7
Disposals/retirements	—	3.7	3.4	—	0.8	7.9
Disposal of companies and businesses	—	—	—	—	0.2	0.2
Impairment charge	(0.2)	—	—	(0.1)	(1.4)	(1.7)
Amortisation charge	—	(64.0)	(4.7)	(5.3)	(15.4)	(89.4)
At 31 December 2021	(44.2)	(635.1)	(48.0)	(32.2)	(116.8)	(876.3)
Net book value
At 1 January 2020	1,342.5	248.7	23.8	13.7	44.7	1,673.4
At 31 December 2020	1,608.4	239.1	19.5	12.6	42.5	1,922.1
At 31 December 2021	1,844.2	240.9	19.0	13.6	46.6	2,164.3

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)

(1)
Includes acquisitions in the year to 31 December 2021 of £301.3m (2020: £374.3m) as well as adjustments to prior-year acquisitions within the measurement period.

The main categories of intangible assets are as follows:
Intangible assets — finite useful lives
Intangible assets with finite useful lives are initially measured at either cost or fair value and amortised on a straight-line basis over their useful economic lives, which are reviewed on an annual basis. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may exceed its recoverable amount. The fair value attributable to intangible assets acquired through a business combination is determined by discounting the expected future cash flows to be generated from that asset at the risk-adjusted weighted average cost of capital for the Group. The residual values of intangible assets are assumed to be £nil.
The estimated useful economic lives of intangible assets are as follows:
Customer lists:	3 to 15 years
Other intangibles:	2 to 15 years
Product development:	2 to 5 years
Computer software:	3 to 5 years
The following are the main categories of intangible assets with finite useful lives:
(a) Customer lists
Customer lists are acquired as part of business combinations. No value is attributed to internally generated customer lists.
(b) Other intangibles
Other intangibles consists of brands and intellectual property. Brands are acquired as part of business combinations. No value is attributed to internally generated brands as expenditure incurred to develop, maintain and renew brands internally is recognised as an expense in the period incurred. Intellectual property costs are incurred in acquiring and maintaining patents and licences. These are recognised only if the cost can be measured reliably, and they are expected to generate economic benefits beyond one year, in excess of their cost.
(c) Product development
Costs incurred in the design and testing of new or improved products are recognised as intangible assets only if the cost can be measured reliably, and it is probable that the project will be a success considering its commercial and technological feasibility. Capitalised product development expenditure is measured at cost less accumulated amortisation.
Other development expenditure and all research expenditure are recognised as an expense as incurred. This expense was £2.3m in the year ended 31 December 2021 (2020: £1.6m, 2019: £2.2m).
Development costs recognised as an expense are never reclassified as an asset in a subsequent period. Development costs that have been capitalised are amortised from the date the product is made available.
(d) Computer software
Costs that are directly associated with the production of identifiable and unique software products that are controlled by the Group (including employee costs and external software development costs) are recognised

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
as intangible assets if they are expected to generate economic benefits beyond one year, in excess of their cost. Purchased computer software is initially recognised based on the costs incurred to acquire and bring it into use.
Costs associated with maintaining computer software are recognised as an expense in the period in which they are incurred.
Intangible assets — indefinite useful lives
(a) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired business at the date of acquisition. It is recognised as an intangible asset. Goodwill arising on the acquisition of an associate is included in investments in associates.
A breakdown of goodwill by region is shown below. The amounts have been reclassified to reflect the changes to geographical segments described in note A1.
	2021 £m	2020 £m
North America(1)	1,413.8	1,225.2
France	9.1	9.6
Benelux	5.9	6.2
Germany	12.9	13.8
Southern Europe	32.0	31.7
Nordics	23.0	14.6
Latin America & Caribbean	26.7	27.1
Europe	109.6	103.0
UK Ireland & Baltics	61.5	61.7
Sub Saharan Africa	4.2	4.4
UK & Sub Saharan Africa	65.6	66.0
Asia & MENAT	178.3	138.9
Pacific	76.9	74.9
Total	1,844.2	1,608.4

(1)
Includes £1,100.2m as at 31 December 2021 (2020: £996.0m) relating to the US Pest Control CGU.

Impairment tests for goodwill
Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to cash-generating units (CGUs) identified according to country of operation and reportable business unit. The way in which CGUs are identified has not changed from prior periods. Newly acquired entities might be a single CGU until such time that they can be integrated. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
The recoverable amount of a CGU is determined based on the higher of value-in-use calculations using cash flow projections and fair value less costs to sell if appropriate. The cash flow projections in year one are based on financial budgets approved by management, which are prepared as part of the Group’s normal planning process. Cash flows for years two to five use management’s expectation of sales growth, operating costs and margin, based on past experience and expectations regarding future performance and

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
profitability for each CGU. Cash flows beyond the five-year period are extrapolated using estimated long-term growth rates (LTGR).
Cash flow projections included in the impairment review models include management’s view of the impact of climate change, including costs related to the effects of climate change, as well as the future costs of the Group’s commitment to reach net zero by 2040 and costs of compliance with current legal requirements. The potential increased costs, less any benefits that may occur, to meet these commitments are not expected to be material and therefore have resulted in no impairments during 2021 or 2020.
For the Rentokil PCI CGU in India the assumptions made in estimating the value of the future cash flows are an LTGR of 4.0% (2020: 5.0%), a pre-tax discount rate of 12.6% (2020: 13.9%) and a terminal operating margin of 15.1%. The headroom for the Rentokil PCI CGU was £5.4m at 30 September 2021 and £3.4m at 31 December 2020.
The table below shows the potential impairment created by a change in assumptions.
	Rentokil PCI (2021)		Rentokil PCI (2020)
Sensitivity analysis	Rate used	Impairment £m	Rate used	Impairment £m
Assumption
Long-term growth rate – 1% decrease	4.0%	2.2	5.0%	3.5
Terminal operating margin – 1% decrease	15.1%	0.4	15.1%	1.4
Pre-tax discount rate – 1% increase	12.6%	4.5	13.9%	5.6
The assumptions that would result in the recoverable amount equalling the carrying amount are LTGR of 3.3%, a pre-tax discount rate of 13.1% or a terminal operating margin of 14.2%.
For the Brazil CGU the assumptions made in estimating the value of the future cash flows in the year ended 31 December 2020 were an LTGR of 4.0%, a pre-tax discount rate of 18.5% and a terminal operating margin of 13.0%. The impairment assessment revealed an impairment of £2.5m.
	Brazil
Sensitivity analysis (year ended 31 December 2020)	Rate used	Increase in impairment £m
Assumption
Long-term growth rate – 1% decrease	4.0%	0.3
Terminal operating margin – 1% decrease	13.0%	0.5
Pre-tax discount rate – 1% increase	18.5%	0.5
For all other goodwill balances it can be demonstrated that there is sufficient headroom in the recoverable amount of the CGU goodwill balances based on the assumptions made, and there is not considered to be any reasonably likely scenario under which material impairment could be expected to occur based on the testing performed.

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
The key assumptions used by individual CGUs for value-in-use calculations is shown below. The amounts have been reclassified to reflect the changes to geographical segments described in note A1.
	2021 long-term growth rate(1)	2021 pre-tax discount rate	2020 long-term growth rate(1)	2020 pre-tax discount rate
North America(2)	2.0 – 2.2%	6.6 – 8.0%	2.0 – 2.3%	11.6 – 12.7%
France	1.6%	10.8 – 10.9%	1.7%	11.1 – 11.9%
Benelux	1.8%	7.3 – 10.2%	2.0%	10.7 – 11.7%
Germany	1.9 – 2.1%	10.6 – 10.8%	1.9 – 2.1%	10.3 – 11.1%
Southern Europe	1.3 – 1.7%	7.1 – 10.3%	1.5 – 1.8%	11.5 – 12.8%
Nordics	2.0%	8.0%	2.0%	10.4%
Latin America & Caribbean	2.2 – 3.3%	8.7 – 15.4%	1.2 – 4.0%	11.6 – 16.2%
UK, Ireland & Baltics	2.0%	6.5 – 7.0%	2.0%	9.4 – 11.8%
Sub Saharan Africa	4.5%	11.6%	5.3%	12.1%
Asia & MENAT	1.5 – 4.0%	8.2 – 12.6%	1.5 – 5.0%	9.4 – 13.1%
Pacific	2.2 – 2.4%	9.3 – 10.7%	2.0 – 2.5%	12.8 – 13.3%

(1)
Source: www.imf.org.

(2)
Key assumptions used by the US Pest Control CGU were a long-term growth rate of 2.2% (2020: 2.3%) and a pre-tax discount rate of 7.7% (2020: 11.6%). For US Pest Control CGU the recoverable amount exceeds the carrying amount by £2,120.8m (2020: £925.2m).

The growth rates used by individual CGUs are based on the LTGR predicted for the relevant sector and country in which a business operates. They do not exceed the long-term average growth rate for that industry or country. The pre-tax discount rates are internally calculated weighted average cost of capital for each segment and country.
B3. Property, plant and equipment
Property, plant and equipment is stated at historic cost less depreciation with the exception of freehold land and assets under construction which are not depreciated. Historic cost includes expenditure that is directly attributable to the acquisition of the items.
A breakdown of property, plant and equipment is shown below:
	Land and buildings £m	Service contract equipment £m	Other plant and equipment £m	Vehicles and office equipment £m	Total £m
Cost
At 1 January 2020	84.1	485.3	169.6	185.3	924.3
Exchange differences	3.0	19.6	6.6	(0.4)	28.8
Additions	2.0	93.0	11.5	20.6	127.1
Disposals	(1.8)	(74.8)	(1.8)	(13.2)	(91.6)
Acquisition of companies and businesses(1)	—	0.4	0.3	4.9	5.6
Disposal of companies and businesses	—	—	(0.1)	(0.1)	(0.2)
Reclassification from IFRS 16 ROU assets(2)	—	—	—	3.3	3.3
At 31 December 2020	87.3	523.5	186.1	200.4	997.3
At 1 January 2021	87.3	523.5	186.1	200.4	997.3
Exchange differences	(4.0)	(26.5)	(8.9)	(4.9)	(44.3)
Additions	2.7	93.8	12.8	18.8	128.1

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
	Land and buildings £m	Service contract equipment £m	Other plant and equipment £m	Vehicles and office equipment £m	Total £m
Disposals	(2.1)	(73.4)	(2.6)	(17.5)	(95.6)
Acquisition of companies and businesses(1)	3.6	0.3	0.7	7.9	12.5
Reclassification from IFRS 16 ROU assets(2)	—	—	—	5.5	5.5
At 31 December 2021	87.5	517.7	188.1	210.2	1,003.5
Accumulated depreciation and impairment
At 1 January 2020	(27.1)	(273.2)	(116.7)	(115.6)	(532.6)
Exchange differences	(1.1)	(11.9)	(4.7)	(0.1)	(17.8)
Disposals	1.1	73.4	1.6	11.9	88.0
Disposal of companies and businesses	—	—	—	0.1	0.1
Impairment charge	(0.1)	(0.3)	—	—	(0.4)
Depreciation charge	(3.0)	(97.6)	(12.3)	(19.0)	(131.9)
At 31 December 2020	(30.2)	(309.6)	(132.1)	(122.7)	(594.6)
At 1 January	(30.2)	(309.6)	(132.1)	(122.7)	(594.6)
Exchange differences	1.6	16.1	6.6	3.1	27.4
Disposals	0.5	72.2	2.2	15.3	90.2
Depreciation charge	(3.0)	(92.4)	(11.9)	(21.1)	(128.4)
At 31 December 2021	(31.1)	(313.7)	(135.2)	(125.4)	(605.4)
Net book value
At 1 January 2020	57.0	212.1	52.9	69.7	391.7
At 31 December 2020	57.1	213.9	54.0	77.7	402.7
At 31 December 2021	56.4	204.0	52.9	84.8	398.1

(1)
Includes current-year acquisitions in the year ended 31 December 2021 of £11.4m (2020: £5.7m) as well as adjustments to prior-year acquisitions within the measurement period.

(2)
Certain leased assets become owned assets at the end of their lease period and are therefore reclassified from ROU assets (Note B4).

Depreciation of assets is calculated using the straight-line method to allocate the difference between their cost and their residual values over their estimated useful lives, as follows:
Freehold buildings:	50 to 100 years
Leasehold improvements:	Shorter of the lease term or estimated useful life
Vehicles:	4 to 10 years
Plant and equipment (including service contract equipment):	3 to 10 years
Office equipment, furniture and fittings:	3 to 10 years
Residual values and useful lives of assets are reviewed annually and amended as necessary. Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the fixed asset may exceed its recoverable amount. There were £nil of impairments in the year (2020: £0.4m).
When assets are sold, the gain or loss between sale proceeds and net book value is recognised in the income statement.
The category of service contract equipment represents the pool of assets used by the Group in delivering contracted services to customers. Land and buildings comprise mainly factories and offices.

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
B4. Leases
The Group leases land and buildings, vehicles and other equipment. The lease durations vary from lease to lease according to the asset leased and local practices. Some of the Group’s leases have extension and termination options attached to them. Lease extension options and lease termination options are only included in the calculation of the lease liability if there is reasonable certainty that they will be exercised. Judgement is required to determine the level of certainty.
The value of leases to which the Group is committed but have not yet commenced is not material.
The Group exercised one sale and leaseback transaction in the year ended 31 December 2020 which resulted in a net cash inflow of £4.4m and a gain in the year of £2.0m. The new lease term was 10 years with a total lease liability at the start of the lease of £2.3m.
A breakdown of the right-of-use (ROU) assets is shown below:
	Land and buildings £m	Vehicles £m	Other equipment £m	Total £m
Net book value
At 1 January 2020	104.6	114.9	1.7	221.2
Exchange differences	0.7	(0.1)	—	0.6
Additions	29.1	44.8	1.5	75.4
Disposals	(2.4)	—	—	(2.4)
Acquisition of companies and businesses(1)	0.1	4.1	—	4.2
Disposal of companies and businesses	—	(0.1)	—	(0.1)
Impairment charge	(1.4)	—	—	(1.4)
Depreciation charge	(35.5)	(40.2)	(1.0)	(76.7)
Reclassification to property, plant and equipment(2)	—	(3.3)	—	(3.3)
At 31 December 2020	95.2	120.1	2.2	217.5
At 1 January 2021	95.2	120.1	2.2	217.5
Exchange differences	(2.2)	(1.5)	—	(3.7)
Additions	33.4	56.2	1.6	91.2
Disposals	(0.8)	(0.7)	—	(1.5)
Acquisition of companies and businesses(1)	4.6	3.3	—	7.9
Impairment charge	(0.1)	—	—	(0.1)
Depreciation charge	(36.9)	(39.5)	(1.9)	(78.3)
Reclassification to property, plant and equipment(2)	—	(5.5)	—	(5.5)
At 31 December 2021	93.2	132.4	1.9	227.5

(1)
Includes acquisitions in the year ended 31 December 2021 of £1.8m (2020: £4.2m) as well as adjustments to prior-year acquisitions within the measurement period.

(2)
Certain leased assets become owned assets at the end of their lease period and are therefore reclassified to property, plant and equipment (Note B3).

Analysis of the Group’s lease liabilities is shown below:

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
	2021 £m	2020 £m
Lease liabilities under IFRS 16
At 1 January	214.5	216.7
Exchange differences	(4.1)	1.1
Cash outflow	(94.1)	(92.3)
Interest	6.1	6.8
Additions	89.4	75.5
Acquisition of companies and businesses	5.2	6.8
Disposal of companies and businesses	—	(0.1)
At 31 December	217.0	214.5
Analysed as follows:
Non-current	139.2	141.8
Current	77.8	72.7
Total	217.0	214.5
Lease liabilities analysed by currency:
	2021 £m	2020 £m
Pound sterling	33.0	30.7
Euro	56.7	61.1
US dollar	89.1	76.9
Other currencies	38.2	45.8
At 31 December	217.0	214.5
Lease liabilities are payable as follows:
	2021 £m	2020 £m
Lease liabilities under IFRS 16
Less than one year	80.4	79.8
Between one and five years	137.7	137.0
More than five years	13.3	16.5
Future minimum payments	231.4	233.3
Effect of discounting	(14.4)	(18.8)
Carrying value	217.0	214.5
Other lease costs not already described are set out below:
	2021 £m	2020 £m
Expenses relating to short-term leases	12.3	11.5
Expenses relating to leases of low-value assets	6.1	5.1
Expenses relating to variable lease payments	1.2	0.2
At 31 December	19.6	16.8
The Group has no material arrangements where it acts as a lessor.

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
B5. Capital commitments
Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:
	2021 £m	2020 £m
Property, plant and equipment	13.5	11.7
Intangible assets	1.2	1.2
Total	14.7	12.9
B6. Investments in associated undertakings
	2021 £m	2020 £m
Interest in Nippon Calmic Limited	28.4	27.2
Interest in individually immaterial associated undertakings	1.3	—
At 31 December	29.7	27.2
Nippon Calmic Ltd
Nippon Calmic Ltd is an associated undertaking in Japan in which the Group has a 49% interest. The associate is unlisted and the investment value is shown below.
	2021 £m	2020 £m
At 1 January	27.2	29.7
Exchange differences	(2.8)	0.9
Share of profit(1)	8.0	8.3
Dividends received	(3.9)	(11.7)
At 31 December	28.5	27.2

(1)
Share of profit is net of tax of £4.0m (2020: £4.8m).

	Assets 2021 £m	Liabilities 2021 £m	Revenue 2021 £m	Profit 2021 £m	Assets 2020 £m	Liabilities 2020 £m	Revenue 2020 £m	Profit 2020 £m
Nippon Calmic Ltd (49%)	53.2	(24.1)	51.9	8.0	55.1	(27.5)	56.3	8.3
In addition to the interest in associates disclosed above, the Group also has interests in a number of individually immaterial associates that are accounted for using the equity method.
	2021 £m	2020 £m
At 1 January	—	—
Acquisition	1.1	—
Exchange differences	—	—
Share of profit	0.1	—
Dividends received	—	—
At 31 December	1.2	—
£0.1m (2020: £nil) relates to unrecognised share of losses related to associates.

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
C. Financing
C1. Financial risk management
The Group’s central treasury function manages cash, borrows on behalf of the Group and provides finance to Group companies in their local currencies. Treasury activity is governed by a Treasury Committee which is chaired by the Chief Financial Officer.
The main financial risks faced by the Group are set out below.
(a) Liquidity risk
The Group is committed to ensuring it has sufficient liquidity to meet its business needs, and appropriate reserves to cover operational underperformance or dislocation in the financial markets. It is the Group’s policy to have headroom of unrestricted cash and available committed facilities of at least £600m (2020: £150m – £600m), and the Treasury Committee manages financing requirements and associated headroom at least 12 months forward.
In July 2021 the Group repaid the remaining €175.7m outstanding under the €350m bond due in October 2021 using cash from the November 2020 €600m bond issuance under its three months at par call option. Available commitments of £550m under the revolving credit facility (RCF) together with unrestricted cash of £235.3m gave the Group combined headroom of £785.3m at 31 December 2021.
In March 2020 in response to the COVID-19 pandemic, the Group drew down the full £550m available under its RCF. After establishing a £1bn Commercial Paper Programme, the Group drew down £600m on the Bank of England’s Covid Commercial Financing Facility (CCFF) in April 2020. Both the RCF and the CCFF were repaid in full in June and July respectively. The Group repaid its two fixed interest perpetual debentures for £1.3m and £0.3m in May 2020. These were originally issued in 1898 and 1904 respectively. The $50m term loan was repaid on maturity on 19 June 2020. In August 2020 the second of the two one-year extension options on the RCF was exercised and granted resulting in a new maturity date of 22 August 2025. In October 2020 the Group issued an eight-year €600m bond with a coupon of 0.50% under its Euro Medium Term Note (EMTN) Programme. Part of the bond proceeds were used to repay c.50% of the €350m bond that matured in October 2021 following a successful tender offer in November 2020. Available commitments of £550m under the RCF together with unrestricted cash of £716.3m gave the Group combined headroom of £1,266.3m at 31 December 2020.
The Group has a £550m RCF with 17 relationship banks (see Note C7 for details). In September 2021, the Group negotiated the permanent removal of financial covenants from the RCF with all bank approval. In addition to this the Group also amended the RCF to comply with the move from LIBOR to risk free rates. The Group has no other facility that references LIBOR. Previously the facilities contained covenants that required EBITDA:net interest to be at least 4.0:1.0 and that net debt:adjusted EBITDA should be no greater than 3.5:1.0. Compliance with financial and other covenants were reviewed regularly and financial covenants were reported to the lenders semi-annually in line with the requirements under the facility. The Group is compliant with the terms and conditions of its debt facilities.
The Group targets an S&P Global (S&P) investment grade credit rating for debt issuance of BBB over the medium term. In line with S&P liquidity ratio requirements, debt maturities are financed at least 12 months in advance using available cash or committed facilities, or by issuance of new debt. Management maintains an active dialogue with S&P, as well as the Group’s relationship banks, to ensure that any changes to the Group’s financing and acquisition strategies are understood. S&P affirmed the Group’s rating as BBB if the acquisition of Terminix Global Holdings, Inc. goes ahead as announced.
All of the Group’s bonds issued under its EMTN Programme contain a coupon step-up which increases the coupon payable by 1.25% in the event that the Group is downgraded to BB+ or below (sub-investment grade). The Group’s bonds may be called by their investors at par in the event of a change of control of the Group. They may also be called within 120 days if the Group’s debt is downgraded below investment

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
grade, or if the rating is withdrawn and the rating agency confirms in writing, either publicly or to the Group or the Trustee, that the rating action occurred either wholly or in part due to a change of control.
(b) Credit risk
The Group has no significant concentration of credit risk. Sales are typically low-value, high-volume, spreading the risk across a large number of customers and geographies. Policies are in place to ensure that credit sales are only made to customers with an appropriate credit history. The Group operates in some territories where there is increased exposure to trade credit risks and in those territories the Group puts in place appropriate measures to manage its credit risk exposure.
In order to protect the liquid assets and funding relationships of the Group, management aims to maintain banking relationships with counterparties that carry a long-term credit rating of at least A-, or equivalent rating with one of the major credit rating agencies. In countries where no banks are rated A- or above, balances are monitored monthly and kept to a minimum. In addition, funds held with all counterparties are subject to limits. All exposures are monitored and reported to the Treasury Committee each month. The Group also monitors the creditworthiness of its lenders to ensure that commitments under its facilities are available as needed.
At 31 December 2021 the Group had a total of £10.7m of cash held on bank accounts with banks rated below A- by S&P (2020: £10.0m). The highest concentration with any single bank rated below A- was £1.7m (2020: £1.8m).
(c) Market risk
Foreign exchange risk
The Group’s worldwide operations generate profits and cash flows in foreign currencies. Sales and purchases are typically denominated in the currency of the country in which they are transacted, and the Group’s cross-border procurement is considered insignificant. Sterling procurement and central costs mean that foreign currencies constitute more than 100% of Group adjusted operating profit at approximately 104% (2020: 117%).
The Group’s primary exposure to foreign exchange risk is in relation to the translation of assets and liabilities, and the Group aims to hold debt in currencies in proportion to its forecast foreign currency profits and investments. Foreign exchange derivatives are used to manage foreign currency exposures in excess of £0.5m (£5.0m for USD) that are not covered by debt or assets in the same (or another highly correlated) currency, as long as it makes sense from an economic perspective to do so. The Treasury Committee monitors foreign exchange exposures on a monthly basis. Dealing in foreign exchange products is controlled by dealing mandates approved by the Treasury Committee and all foreign exchange transactions are covered by ISDA documentation.
The most significant foreign currency groups are US dollars and euros, which make up 41.5% (2020: 46.7%) and 34.8% (2020: 41.0%) of Group adjusted operating profit respectively.
At 31 December 2021 the Group’s net debt was approximately 57% US dollar (2020: 48%), reflecting that it is the Group’s principal cash flow exposure; and 45% euro (2020: 52%), with 2% net cash offset in other currencies. The translation of the interest element of euro and US dollar debt provides a partial income statement offset to the translation of earnings.
The Group calculates the impact on the income statement and other comprehensive income of a 10% movement in foreign exchange rates. The Group’s principal foreign currency exposure is the US dollar. For US dollars, a 10% movement in £/$ would result in a £19.4m increase/decrease (2020: £17.8m) in adjusted operating profit, offset by a £1.6m decrease/increase (2020: £1.2m) in interest payable. A 10% movement in £/€ would result in a £15.6m increase/decrease (2020: £15.6m) in adjusted operating profit, offset by a £1.0m decrease/increase (2020: £1.5m) in interest payable.

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
Where possible, currency cash flows are used to settle liabilities in the same currency in preference to selling currency in the market.
Interest rate risk
The Group seeks to manage interest rate risk to ensure reasonable certainty of its interest charge while allowing an element of risk exposure consistent with the variability of its cash flows. Interest rate risk is managed by the use of fixed interest debt and interest rate derivatives, which are approved in advance by the Treasury Committee. The Group policy is to fix a minimum of 50% of its estimated future interest rate exposures (excluding pensions) for a minimum period of 12 months forward. The Treasury Committee reviews this exposure monthly. During the year ended 31 December 2021 the Group signed IBOR Fallback Protocols with the two banks that have provided interest rate hedges that reference LIBOR. The Group has no other LIBOR-based exposures.
A hypothetical 1.0% increase in euro interest rates would reduce the market value of the Group’s bond liabilities by £61.9m at 31 December 2021 (2020: £79.8m). The income statement impact is £nil as changes in interest rates do not change the expected cash flows on the bonds.
The Group had outstanding bond debt issues at 31 December 2021 with a fair market value of £1,272.1m (2020: £1,537.3m). This exceeds the book value of £1,253.7m (2020: £1,487.8m) as a result of reductions in interest rates in Europe. There are no circumstances where the Group would be obliged to pay the fair market value. The Group could however decide to redeem some or all of its bonds early and the fair market value is indicative of the price that would be required to do so.
In 2019, to manage its US dollar interest cost, the Group entered into a low volatility Synthetic Borrowing Unit (SBU) instrument for $335m that yielded 1.90%. The SBU instrument effectively hedged the £/$ movement but at a lower cost of debt. Due to a reduction in US base rate a decision was made to trade out of the SBU in August 2020. The interest benefit generated by the SBU for 2020 was £3.1m.
(d) Capital risk
The Group is committed to maintaining a debt/equity structure that allows continued access to a broad range of financing sources and sufficient flexibility to pursue commercial opportunities as they present themselves, without onerous financing terms and conditions. The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support the Group’s strategy. The Group uses S&P’s ratings methodology for a BBB issuer to manage its capital risk. In the event that a ratings downgrade is likely net debt can be managed by reducing or suspending dividends, M&A spend and capital expenditure. The Group would also consider raising additional equity to protect its BBB rating.
(e) Treasury risk
The Group’s treasury activities are governed by a treasury policy, which is reviewed and approved by the Board on an annual basis. The treasury policy covers all activities associated with managing the above risks. The policy requires that financial instruments are only utilised to manage known financial exposures and speculative derivative contracts are not entered into. The treasury policy requires that the Group Treasury function must approve opening and closing of all bank accounts, and that funds transfers and other payments are only made in accordance with bank mandates.
To ensure an appropriate control environment exists in the treasury function, duties are segregated between front and back office teams. In addition a number of controls are in place to protect against potential cyber security and other risks.
LIBOR reform
In September 2021 the Group updated its RCF to incorporate the switch from LIBOR to risk free rates. The Group has also signed ISDA fallback agreements with its interest rate swap counterparties, which means that the Group has no exposure to GBP or USD LIBOR going forward.

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
C2. Net debt
Closing net debt comprises:
	Notes	2021 £m	As restated 2020(1) £m
Current
Cash and cash equivalents in the Consolidated Balance Sheet	C3	668.4	1,949.5
Other investments	C4	1.6	172.2
Fair value of debt-related derivatives		1.5	1.9
Bank and other short-term borrowings(2)(3)		(459.3)	(1,591.5)
Lease liabilities	B4	(77.8)	(72.7)
Non-current
Fair value of debt-related derivatives		(23.7)	4.7
Bank and other long-term borrowings(4)		(1,256.2)	(1,337.6)
Lease liabilities	B4	(139.2)	(141.8)
Total net debt		(1,284.7)	(1,015.3)

(1)
Both cash and cash equivalents and bank and other short-term borrowings have been restated in 2020 by reducing cash in hand and overdrafts by £276.1m to reflect a correction in presentation by netting position of the main and shadow bank accounts pool arrangement which were previously grossed up (Note C3).

(2)
Bank and other short-term borrowings consists of £nil bond debt (2020: £156.5m), £426.5m overdraft (2020: £1,398.7m), £29.7m overseas loans (2020: £31.9m) and £3.1m bond accruals (2020: £4.5m).

(3)
Trade and other receivables and bank and other short-term borrowings have been restated in 2020 due to a correction of the recognition of an overseas factoring arrangement. Both have been increased by £21.0m.

(4)
Bank and other long-term borrowings consists of £1,253.7m bond debt (2020: £1,331.3m) and £2.4m overseas loans (2020: £6.3m).

The currency split and cash flows of bank, other borrowings and debt-related derivatives are as follows:
	2021 £m	2020 £m
Pound sterling	48.3	517.9
Euro	855.6	1,829.0
US dollar	783.3	530.7
Other currencies	50.5	44.9
Carrying value	1,737.7	2,922.5
Fair value component of derivatives and interest	9.0	57.5
Undiscounted value	1,746.7	2,980.0
Analysis of undiscounted cash flows of bank and other borrowings:
Less than one year	450.1	1,591.7
Between one and five years	787.4	393.8
Over five years	509.2	994.5
Future minimum payments	1,746.7	2,980.0

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
Reconciliation of net change in cash and cash equivalents to net debt:
	Notes	As restated Opening 2021(1)(2) £m	Cash flows £m	Non-cash (fair value changes and accruals) £m	Non-cash (foreign exchange and other) £m	Closing 2021 £m
Bank and other short-term borrowings		(1,591.5)	1,134.6	(11.0)	8.6	(459.3)
Bank and other long-term borrowings		(1,337.6)	14.6	(12.0)	78.8	(1,256.2)
Lease liabilities	B4	(214.5)	94.1	(6.1)	(90.5)	(217.0)
Other investments		172.2	(170.6)	—	—	1.6
Fair value of debt-related derivatives		6.6	31.4	(2.9)	(57.3)	(22.2)
Gross debt		(2,964.8)	1,104.1	(32.0)	(60.4)	(1,953.1)
Cash and cash equivalents in the Consolidated Balance Sheet		1,949.5	(1,267.2)	—	(13.9)	668.4
Net debt		(1,015.3)	(163.1)	(32.0)	(74.3)	(1,284.7)
	Notes	As restated Opening 2020(1)(2) £m	Cash flows £m	Non-cash (fair value changes and accruals) £m	Non-cash (foreign exchange and other) £m	Closing 2020 £m
Bank and other short-term borrowings		(668.1)	(586.3)	(21.1)	(316.0)	(1,591.5)
Bank and other long-term borrowings		(1,059.3)	(537.7)	(1.3)	260.7	(1,337.6)
Lease liabilities	B4	(216.7)	92.3	—	(90.1)	(214.5)
Other investments		1.8	170.5	—	(0.1)	172.2
Fair value of debt-related derivatives		(23.8)	30.3	(39.7)	39.8	6.6
Gross debt		(1,966.1)	(830.9)	(62.1)	(105.7)	(2,964.8)
Cash and cash equivalents in the Consolidated Balance Sheet		893.1	1,058.9	—	(2.5)	1,949.5
Net debt		(1,073.0)	228.0	(62.1)	(108.2)	(1,015.3)

(1)
Both cash and cash equivalents and bank and other short-term borrowings have been restated in 2020 by reducing cash in hand and overdrafts by £276.1m to reflect a correction in presentation by netting position of the main and shadow bank accounts pool arrangement which were previously grossed up (Note C3).

(2)
Trade and other receivables and bank and other short-term borrowings have been restated in 2020 due to a correction of the recognition of an overseas factoring arrangement. Both have been increased by £21.0m.

The foreign exchange gain on debt and derivatives amounted to £30.1m (2020: £15.5m loss). The gain primarily resulted from a weakening of the euro by 7 cents (2020: strengthened by 6 cents) offset by a strengthening of the US dollar by 1 cent (2020: weakened by 4 cents). Included within the net decrease in cash and cash equivalents is £19.1m (2020: £4.2m) cash paid on debt-related foreign exchange forward contracts (which is included within financing activities in the Consolidated Cash Flow Statement) and £nil (2020: £27.9m) settlement paid on the Synthetic Borrowing Unit (SBU), which was closed out in August 2020.
The total borrowings cash decrease of £1,149.2m includes £166.6m (2020: £1,352.2m) debt repayment (included in financing activities), £15.1m (2020: £18.3m) settlement of interest accrued (included within operating activities) and £972.2m decrease (2020: £503.4m increase) in overdraft offset by £4.7m proceeds from new debt (included in financing activities).

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
The derivatives cash decrease of £31.4m includes £19.1m (2020: £4.2m) of cash paid on debt-related foreign exchange swaps (included in financing activities) and £12.4m (2020: £6.6m) interest paid (included in operating activities).
The cash outflow of £94.1m from lease liabilities includes £88.0m (2020: £85.4m) capital paid (included within financing activities) and £6.1m (2020: £6.8m) interest paid (included in operating activities).
Fair value is equal to carrying value for all elements of net debt with the exception of bond debt which has a carrying value of £1,253.7m (2020: £1,487.8m) and a fair value of £1,272.1m (2020: £1,537.3m).
The Group operates notional pooling arrangements whereby cash balances and overdrafts held within the same bank have a legal right of offset. The following table shows the effect of offsetting in the balance sheet due to financial instruments subject to enforceable netting arrangements:
	Notes	Gross amount 2021 £m	Gross amounts set off in the balance sheet 2021 £m	Net amounts presented in the balance sheet 2021 £m	Amount subject to master netting arrangement 2021 £m	Net amount 2021 £m
Financial assets
Cash and cash equivalents	C3	668.4	—	668.4	(423.6)	244.8
Trade and other receivables	A3	541.2	—	541.2	—	541.2
Other financial assets	C4	1.8	—	1.8	—	1.8
Derivative financial instruments	C6	12.3	—	12.3	(8.1)	4.2
Total		1,223.7	—	1,223.7	(431.7)	792.0
Financial liabilities
Trade and other payables	A5	(835.5)	—	(835.5)	—	(835.5)
Provision for liabilities and charges	A6	(60.9)	—	(60.9)	—	(60.9)
Borrowings	C2	(1,715.4)	—	(1,715.4)	423.6	(1,291.8)
Lease liabilities	B4	(217.0)	—	(217.0)	—	(217.0)
Derivative financial instruments	C6	(34.5)	—	(34.5)	8.1	(26.4)
Total		(2,863.3)	—	(2,863.3)	431.7	(2,431.6)
	Notes	Gross amount 2020 £m	Gross amounts set off in the balance sheet 2020 £m	Net amounts presented in the balance sheet 2020 £m	Amount subject to master netting arrangement 2020 £m	Net amount 2020 £m
Financial assets
Cash and cash equivalents	C3	1,949.5	—	1,949.5	(1,395.7)	553.8
Trade and other receivables	A3	582.7	—	582.7	—	582.7
Other financial assets	C4	172.4	—	172.4	—	172.4
Derivative financial instruments	C6	42.6	—	42.6	(29.4)	13.2
Total		2,747.2	—	2,747.2	(1,425.1)	1,322.1

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
	Notes	Gross amount 2020 £m	Gross amounts set off in the balance sheet 2020 £m	Net amounts presented in the balance sheet 2020 £m	Amount subject to master netting arrangement 2020 £m	Net amount 2020 £m
Financial liabilities
Trade and other payables	A5	(995.4)	—	(995.4)	—	(995.4)
Provision for liabilities and charges	A6	(64.2)	—	(64.2)	—	(64.2)
Borrowings	C2	(2,929.1)	—	(2,929.1)	1,395.7	(1,533.4)
Lease liabilities	B4	(214.5)	—	(214.5)	—	(214.5)
Derivative financial instruments	C6	(35.8)	—	(35.8)	29.4	(6.4)
Total		(4,239.0)	—	(4,239.0)	1,425.1	(2,813.9)

C3. Cash and cash equivalents
Cash and cash equivalents include cash in hand, short-term bank deposits and other short-term highly liquid investments with original maturities of three months or less (and subject to insignificant changes in value). In the cash flow statement, cash and cash equivalents are shown net of bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.
Cash at bank and in hand includes £6.6m (2020: £6.7m) of restricted cash. This cash is held in respect of specific contracts and can only be utilised in line with terms under the contractual arrangements.
Cash at bank and in hand also includes £65.5m (2020: £51.0m) of cash held in countries with foreign exchange regulations. This cash is repatriated to the UK where possible, if not required for operational purposes in country.
Fair value is equal to carrying value for all cash and cash equivalents.
Cash and cash equivalents
	Gross amounts 2021 £m	As restated Gross amounts 2020(1) £m
Cash at bank and in hand	553.8	1,560.3
Money market funds	52.8	383.1
Short-term bank deposits	61.8	6.1
Cash and cash equivalents in the Consolidated Balance Sheet	668.4	1,949.5
Bank overdraft	(426.5)	(1,398.7)
Cash and cash equivalents in the Consolidated Cash Flow Statement	241.9	550.8

(1)
Both cash and cash equivalents and bank and other short-term borrowings have been restated in 2020 by reducing cash in hand and overdrafts by £276.1m to reflect a correction in presentation by netting position of the main and shadow bank accounts pool arrangement which were previously grossed up (Note C2).

Credit interest rates on bank balances range between 0.16% and 5.15% (2020: 0.07% and 6.25%) and debit interest rates range between (3.625)% and 12.25% (2020: (2.725%) and 9.25%).

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
As far as it is practical to do so, cash balances are held centrally and are used first to repay borrowings under the Group’s RCF before being placed on deposit.
C4. Other investments
Other investments held at year end mainly comprised term deposits maturing in more than three months from the date that the deposit was placed. The weighted average effective interest rate earned is 0.4% (2020: 0.2%) with £nil fixed for six months (2020: £170.6m) and £1.6m fixed for one year (2020: £1.6m). Fair value is equal to carrying value for all other investments.
Financial assets are denominated in the following currencies:
	2021 £m	2020 £m
Pound sterling	1.6	172.2
Other(1)	0.2	0.2
	1.8	172.4
Analysed as follows:
Current portion	1.6	172.2
Non-current portion(1)	0.2	0.2
	1.8	172.4

(1)
Includes a direct investment of £0.2m (2020: £0.2m) in a solar energy company in the US. This investment is classified as FVTPL.

In October 2020 the Group issued a €600m bond which was in part to be used to repay the €350m bond that matured in October 2021. Following a successful tender offer €175m of the bond was repaid early. Part of the proceeds (£172.2m) were swapped into sterling and deposited. On maturity in July 2021 the funds were converted back to euros and used to repay the remaining €175m outstanding under the €350m bond using the three months at par call option.
None of the financial assets are either past due or impaired in 2021 (2020: none).
C5. Derivative financial instruments
Accounting for derivative financial instruments and hedging activities
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value at the balance sheet date. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. At the inception of the transaction the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values of hedged items.
Certain financial instruments are not designated or do not qualify for hedge accounting. Typically the Group will not designate financial instruments for hedge accounting where a perfect or near perfect offset is expected between the change in value of assets and liabilities. Changes in the fair value of any derivative instruments in this category are immediately recognised in the income statement. Where financial instruments are designated for hedge accounting they are designated as either fair value hedge, net investment hedge or cash flow hedge. When designating cross-currency swaps, the cost of hedging has been excluded from the relationship and any movement in the fair value related to the cost of hedging is deferred in equity and amortised over the life of the hedged item.

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
(a) Fair value hedge
These instruments are used to hedge exposure to changes in the fair value of recognised assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. There were no fair value hedges as at the year end date.
(b) Net investment hedge
These instruments are used to hedge exposure on translation of net investments in foreign operations. Any gain or loss on the hedging instrument related to the effective portion of the hedge is recognised in other comprehensive income; the gain or loss related to the ineffective portion is recognised immediately in the income statement. In the event of disposal of a foreign operation, the gains and losses accumulated in other comprehensive income are recycled through the income statement. All currencies are directly hedged therefore the hedge ratio is considered to be 1:1.
The Group expects that the values of the hedged item and hedging instrument will move in opposite directions in response to movements in the same hedged risk. Where there are sufficient levels of denominated net assets, the critical terms are deemed to match.
The following net investment hedges were in place at 31 December 2021:
US dollar net investment hedge relationship: $807.0m (2020: $601.5m) cross-currency swaps notional and $92.7m (2020: $80.4m) cross-currency swaps future interest cash flows have been used to hedge $899.7m (2020: $681.9m) of the net assets of the US operating subsidiaries. The movement in the cross-currency swaps due to changes in $/£ exchange rates are in the opposite direction of the changes due to $/£ in the subsidiaries assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.
Euro net investment hedge relationship: €551.8m (2020: €567.9m) bonds are used to hedge the net assets of the euro operating subsidiaries totalling €551.8m (2020: €567.9m). The movement in the bonds due to changes in €/£ exchange rates are in the opposite direction of the changes due to €/£ in the subsidiaries assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.
Australian dollar (AUD) net investment hedge relationship: AUD9.1m (2020: AUD9.6m) overdraft is used to hedge AUD9.1m of the net assets of the AUD denominated operating subsidiaries. The movement in the overdraft balance due to changes in AUD/GBP exchange rates are in the opposite direction of the changes due to AUD/GBP in the subsidiaries assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.
Japanese yen (JPY) net investment hedge relationship: JPY1.2bn (2020: JPY1.2bn) cross-currency swap is used to hedge JPY1.2bn of the net assets of the Japanese associate. The movement in the cross-currency swaps due to changes in JPY/GBP exchange rates are in the opposite direction of the changes due to JPY/GBP in the associate’s assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.
During the year there was a gain of £1.7m (2020: £0.7m) relating to ineffectiveness of net investment in foreign entity hedges. The main source of ineffectiveness of the net investment hedge is the off-market value of the cross-currency swaps used to hedge US dollar net assets at the hedge designation date. Ineffectiveness due to changes in the counterparty credit risk was not material in the year and is expected to remain so due to the Group’s policy of only using counterparties with a credit rating of A- and above.
For the year ended 31 December 2021, the amount in comprehensive income related to net investment hedge accounting was a gain of £15.0m (2020: £17.2m loss).

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
The effect of the foreign currency related hedging instruments on the Group’s financial position and performance is shown in the table below:
	2021
Hedging instruments	Currency	Carrying amount at year end date £m	Notional amount £m	Maturity date	Hedge ratio	Change in fair value of outstanding instrument £m	Change in fair value of hedged item £m	Ineffectiveness £m	Weighted average foreign exchange rate for the year
Cross-currency swaps	USD	1.6	596.4	November 2024 – October 2028	1:1	(15.6)	(17.5)	1.9	1.296
Cross-currency swaps	JPY	1.2	7.6	November 2022	1:1	0.7	0.7	—	134.326
Bonds	EUR	(462.7)	(463.7)	November 2024 – October 2028	1:1	27.9	27.9	—	1.147
Overdraft	AUD	(4.9)	(4.9)	n/a	1:1	0.2	0.2	—	1.857
	2020
Hedging instruments	Currency	Carrying amount at year end date £m	Notional amount £m	Maturity date	Hedge ratio	Change in fair value of outstanding instrument £m	Change in fair value of hedged item £m	Ineffectiveness £m	Weighted average foreign exchange rate for the year
Cross-currency swaps	USD	13.3	439.8	November 2024 – May 2026	1:1	8.2	7.8	0.4	1.268
Cross-currency swaps	JPY	0.4	8.4	November 2022	1:1	0.4	0.4	—	134.326
Bonds	EUR	(506.4)	(507.2)	November 2024 – May 2026	1:1	(26.5)	(26.5)	—	1.152
Overdraft	AUD	(5.4)	(5.4)	n/a	1:1	(0.4)	(0.4)	—	1.857
Overdraft	NZD	(3.2)	(3.2)	n/a	1:1	(0.5)	(0.5)	—	2.014
FX swaps	USD	1.2	41.9	January 2021	1:1	5.4	5.4	—	1.336
(c) Cash flow hedge
These instruments are used to hedge a highly probable forecast transaction, or a change in the cash flows of a recognised asset or liability. The portion of the gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in other comprehensive income. Any ineffective portion is immediately recognised in the income statement. The gains or losses that are recognised in comprehensive income are transferred to the income statement in the same period in which the hedged cash flows affect the income statement. In the event that the hedged item occurs or is no longer expected to occur, accumulated gains or losses held in the cash flow hedge reserve are immediately recognised in the income statement. In the event that the hedged item is expected to occur but no longer meets the requirements of hedge accounting, accumulated gains or losses remain in other comprehensive income and are only recognised in the income statement when the forecast transaction occurs or is no longer expected to occur. All cash flow hedge relationships are hedges of a foreign currency risk and all currencies were directly hedged therefore the hedge ratio is considered to be 1:1.
Cash flow hedge accounting has been applied to derivatives (marked as ‘cash flow hedge’ in the table in Note C6) in accordance with IFRS 9. Where no hedge accounting has been applied, related derivatives have been marked as ‘non-hedge’.
The hedged item, a euro bond, creates an exposure to pay interest annually and the principal at maturity. By receiving the same amount at the same dates through a cross-currency swap, this exposure is eliminated. Since the critical terms of the derivative and the hedged debt match (i.e., matching currencies,

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
payment dates and interest rate on the leg of the swap offsetting the bond), the change in value of the derivative, excluding any basis risk, will be considered to completely offset the changes in the hedged cash flow.
Any ineffectiveness on the cash flow hedge is taken directly to finance costs. During the year there was a loss of £0.8m (2020: loss of £0.7m) from those derivatives in a cash flow hedge relationship. The main source of ineffectiveness in the cash flow hedge is the off-market value of the derivatives hedging the €400m bond maturing in 2024 at the inception of the hedge relationship. Ineffectiveness due to changes in the counterparty credit risk was not material in the year and is expected to remain the same because the Group’s counterparties credit rating is A- and above.
Cash flow hedge accounting has been applied to €340.0m (2020: €340.0m) of the €400m 2024 bond, €179.4m (2020: €179.4m) of the €500m 2026 bond and €175.0m (2020: nil) of the €600m 2028 bond. The cross-currency interest rate swaps are used as hedging instruments to hedge the volatility in the £/€ exchange rate of the bonds. For the year ended 31 December 2021, the amount in comprehensive income related to cash flow hedge accounting was a gain of £13.2m (2020: £4.9m loss).
The effect of the foreign currency related hedging instruments on the Group’s financial position and performance is shown in the table below:
	2021
Hedging instruments	Currency	Carrying amount at year end date £m	Notional amount £m	Maturity date	Hedge ratio	Cumulative change in fair value of outstanding instrument £m	Cumulative change in fair value of hedged item £m	Ineffectiveness £m	Weighted average rate for the year
Cross-currency swaps	EUR	(25.3)	694.5	November 2024 – October 2028	1:1	(23.8)	(22.7)	(1.1)	1.131
	2020
Hedging instruments	Currency	Carrying amount at year end date £m	Notional amount £m	Maturity date	Hedge ratio	Cumulative change in fair value of outstanding instrument £m	Cumulative change in fair value of hedged item £m	Ineffectiveness £m	Weighted average rate for the year
Cross-currency swaps	EUR	(8.3)	519.5	November 2024 – May 2026	1:1	7.8	(7.4)	(0.4)	1.115
Amount in cash flow hedge reserves related to continuing hedges is a gain of £8.8m (2020: £4.4m loss), and the amount related to discontinued hedges is £nil (2020: £nil).
C6. Fair value estimation
All financial instruments held at fair value are classified by reference to the source of inputs used to derive the fair value. The following hierarchy is used:
Level 1 — unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 —
inputs other than quoted prices that are observable for the asset or liability either directly as prices or indirectly through modelling based on prices; and

Level 3 — inputs for the asset or liability that are not based on observable market data.

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
Financial instrument	Hierarchy level	Valuation method
Financial assets traded in active markets	1	Current bid price
Financial liabilities traded in active markets	1	Current ask price
Listed bonds	1	Quoted market prices
Money market funds	1	Quoted market prices
Interest rate/currency swaps	2	Discounted cash flow based on market swap rates
Forward foreign exchange contracts	2	Forward exchange market rates
Metal hedging options and non-deliverable forwards	2	Discounted cash flow using quoted market prices and forward interest rates
Borrowings not traded in active markets (term loans and uncommitted facilities)	2	Nominal value
Money market deposits	2	Nominal value
Trade payables and receivables	2	Nominal value less estimated credit adjustments
Provisions	2	Discounted cash flow using market bond rates
Contingent consideration (including put option liability)	3	Discounted cash flow using WACC
Trade payables and receivables was classified as level 3 in the prior year due to a misclassification. No other instruments have moved between levels.
	Fair value assets 2021 £m	Fair value liabilities 2021 £m	Fair value assets 2020 £m	As restated Fair value liabilities(1) 2020 £m
Interest rate swaps (level 2):
– non-hedge	—	(0.6)	—	(0.7)
– cash flow hedge	—	(25.3)	—	(8.3)
– net investment hedge	11.0	(8.2)	37.0	(23.3)
Foreign exchange swaps (level 2):
– non-hedge	1.3	(0.4)	4.2	(3.5)
– net investment hedge	—	—	1.2	—
Metal hedging options and non-deliverable forwards (level 2):
– non-hedge	—	—	0.2	—
	12.3	(34.5)	42.6	(35.8)
Analysed as follows:
Current portion	2.5	(1.0)	5.6	(3.5)
Non-current portion	9.8	(33.5)	37.0	(32.3)
Derivative financial instruments	12.3	(34.5)	42.6	(35.8)
Contingent consideration (including put option liability) (level 3)(1)	—	(75.0)	—	(62.8)
Analysed as follows:
Current portion	—	(22.8)	—	(16.7)
Non-current portion	—	(52.2)	—	(46.1)
Other payables	—	(75.0)	—	(62.8)

(1)
Fair value liabilities have been restated in 2020 to correct the omission of contingent consideration.

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
The effective nominal value of foreign exchange swaps is £39.1m (2020: £192.6m) and foreign exchange forwards is £33.9m (2020: £nil).
Given the volume of acquisitions and the variety of inputs to the valuation of contingent consideration (depending on each transaction) there are not considered to be any changes in input that would have a material impact on the contingent consideration liability.
	Contingent consideration 2021 £m	Contingent consideration 2020 £m
At 1 January	62.8	66.4
Exchange differences	(7.8)	5.1
Acquisitions	24.0	22.3
Payments	(12.0)	(29.9)
Revaluation of put option through equity	8.0	(1.1)
At 31 December	75.0	62.8
Fair value is equal to carrying value for all other trade and other payables.
The table below analyses the Group’s derivative financial instruments that will be settled on a gross basis, into relevant maturity groupings based on the remaining period to the contractual maturity date at the balance sheet date.
	Less than 1 year £m	Between 1 and 2 years £m	Between 2 and 5 years £m	Over 5 years £m	Total £m
At 31 December 2021
Cross-currency interest rate swaps:
– outflow	(18.1)	(13.8)	(470.9)	(158.2)	(661.0)
– inflow	12.1	4.8	445.4	148.5	610.8
Interest rate swaps:
– outflow	(7.7)	(6.5)	(6.2)	—	(20.4)
– inflow	2.1	3.4	4.0	—	9.5
Foreign exchange swaps:
– outflow	(385.2)	—	—	—	(385.2)
– inflow	386.5	—	—	—	386.5
Foreign exchange forwards:
– outflow	(33.9)	—	—	—	(33.9)
– inflow	34.1	—	—	—	34.1
Net outflow	(10.1)	(12.1)	(27.7)	(9.7)	(59.6)
At 31 December 2020
Cross-currency interest rate swaps:
– outflow	(13.2)	(20.7)	(322.6)	(148.4)	(504.9)
– inflow	4.3	11.6	313.7	161.7	491.3
Interest rate swaps:
outflow	(8.2)	(8.2)	(15.6)	—	(32.0)
inflow	1.9	1.9	4.4	—	8.2

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
	Less than 1 year £m	Between 1 and 2 years £m	Between 2 and 5 years £m	Over 5 years £m	Total £m
Foreign exchange swaps:
– outflow	(619.9)	—	—	—	(619.9)
– inflow	619.4	—	—	—	619.4
Net outflow	(15.7)	(15.4)	(20.1)	13.3	(37.9)

C7. Analysis of bank and bond debt
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are classified as current liabilities unless the Group has a continuing right to defer settlement of the liability for at least 12 months after the balance sheet date.
The Group’s bank debt comprises:
	Facility amount £m	Drawn at year end £m	Headroom £m	Interest rate at year end %
Non-current
£550m RCF due August 2025	550.0	—	550.0	0.14
In September 2021 the Group amended its RCF to incorporate the switch from LIBOR to risk free rates. At the same time financial covenants were permanently removed from the facility. The RCF was undrawn throughout 2021. In 2020 the RCF was fully drawn from the start of the COVID-19 lockdown in mid-March but was repaid in full before the end of June 2020. In August 2020 the Group extended its RCF until August 2025 with a one-year extension option.
Medium-term notes and bond debt at 31 December 2021 comprises:
	Bond interest coupon	Effective hedged interest rate
Non-current
€400m bond due November 2024	Fixed 0.95%	Fixed 3.08%
€500m bond due May 2026	Fixed 0.875%	Fixed 1.54%
€600m bond due October 2028	Fixed 0.50%	Fixed 1.08%
Average cost of bond debt at year-end rates		1.78%
Medium-term notes and bond debt at 31 December 2020 comprised:
	Bond interest coupon	Effective hedged interest rate
Current
€175m bond due October 2021	Fixed 3.25%	Fixed 3.41%
Non-current
€400m bond due November 2024	Fixed 0.95%	Fixed 2.31%
€500m bond due May 2026	Fixed 0.875%	Fixed 1.40%
€600m bond due October 2028	Fixed 0.50%	Fixed 0.58%
Average cost of bond debt at year-end rates		1.72%
The effective hedged interest rate reflects the interest rate payable after the impact of interest due from currency swaps. The Group’s hedging strategy is to hold foreign currency debt in proportion to foreign

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
currency profit and cash flows, which are mainly in euro and US dollar. As a result, the Group has swapped a portion of the bonds it has issued into US dollars, thus increasing the effective hedged interest rate.
In November 2020, following a successful tender offer, the Group repaid 49.8% of the €350m bond that was due in October 2021. The bond had a three months at par call option, which meant that the bond could be repaid on 7 July 2021 without additional premium. In October 2020, the Group issued a new €600m eight-year bond with a coupon of 0.50% under its EMTN Programme.
The Group considers the fair value of other current liabilities to be equal to the carrying value.
C8. Finance cost
	Notes	2021 £m	2020 £m	2019 £m
Hedged interest payable on medium-term notes issued(1)		9.5	15.6	23.8
Interest payable on bank loans and overdrafts(1)		2.6	3.0	2.7
Interest payable on RCF(1)		1.4	5.4	3.6
Interest payable on foreign exchange swaps(2)		13.7	9.5	16.1
Interest payable on leases	B4	6.1	6.8	8.1
Amortisation of discount on provisions		0.3	0.3	0.2
Fair value loss on hedge ineffectiveness(4)		0.1	7.9	—
Fair value adjustment on debt repayment		—	4.1	—
Fair value loss on other derivatives(3)		—	25.9	2.3
Total finance cost		33.7	78.5	56.8

(1)
Interest expense on financial liabilities held at amortised cost.

(2)
Interest payable on foreign exchange swaps including coupon interest payable for the year was £17.4m. £3.7m has been reported in other comprehensive income due to hedge accounting.

(3)
Fair value loss on other derivatives relates to $335m SBU entered into since February 2019 ($170m in February 2019 and $165m in July 2019) which did not qualify for hedge accounting. The instrument provided an annual interest benefit of 1.9% of the outstanding principal and was closed out in August 2020 with a full-year loss of £26.2m excluding interest accrued.

(4)
Fair value loss on hedge ineffectiveness in 2020 includes £7.6m foreign exchange loss on euro bonds not reclassified to reserves due to book value of the euro subsidiaries’ net assets being lower than the designated bond liability (2019: £3.1m loss). The fair value gain on hedge ineffectiveness also includes £4.0m of interest on the net investment hedge accounting of the €400m bond hedge reported in the interest payable of foreign exchange (2019: £4.1m).

C9. Finance income
	Notes	2021 £m	2020 £m	2019 £m
Bank interest received		0.8	2.3	4.1
Interest receivable on foreign exchange swaps		0.2	3.4	5.1
Hyperinflation accounting adjustment		3.2	—	0.8
Interest on net defined benefit asset	A10	—	0.5	0.7
Total finance income		4.2	6.2	10.7

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
C10. Operating cash
	2021 £m	As restated 2020(1) £m	As restated 2019(1) £m
Operating profit	346.5	293.7	265.6
Net gain on disposal of businesses	—	—	103.8
Adjustments for:
– Depreciation of property, plant and equipment	128.4	132.3	127.3
– Depreciation of leased assets	78.4	78.0	78.9
– Amortisation and impairment of intangible assets (excluding computer software)	74.3	82.5	85.2
– Amortisation and impairment of computer software	16.8	18.5	13.6
– Other non-cash items	5.8	(0.5)	(4.3)
Changes in working capital (excluding the effects of acquisitions and exchange differences on consolidation):
– Inventories	(3.2)	(23.3)	(3.6)
– Contract costs	(4.8)	(1.9)	(6.3)
– Trade and other receivables(1)	58.8	(19.3)	(32.7)
– Contract assets	(0.1)	2.4	(5.8)
– Trade and other payables and provisions	(43.0)	78.2	20.2
– Contract liabilities	11.1	12.7	16.9
Cash generated from operating activities before special pension contributions	669.0	653.3	555.0
Special pension contributions	(0.5)	(0.5)	(1.1)
Cash generated from operating activities	668.5	652.8	553.9

(1)
Cash flow from trade and other receivables has been restated in 2019 and 2020 due to a correction of the recognition of an overseas factoring arrangement (2020: £3.2m; 2019 £(0.3)m).

D. Other
D1. Dividends
Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s Financial Statements in the period in which the dividends are approved by the Company’s shareholders. Interim dividends are recognised when paid.
	2021 £m	2020 £m	2019 £m
2018 final dividend paid – 3.16p per share	—	—	58.1
2019 interim dividend paid – 1.51p per share	—	—	27.7
2020 final dividend paid – 5.41p per share	100.0	—	—
2021 interim dividend paid – 2.09p per share	38.7	—	—
	138.7	—	85.8
An interim dividend of 2.09p per share was paid on 13 September 2021 amounting to £38.7m. A final dividend in respect of 2021 of 4.30p per share is to be proposed at the Annual General Meeting on

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
11 May 2022. The aggregate amount of the proposed dividend to be paid out of retained earnings at 31 December 2021, but not recognised as a liability at year end, is £79.5m.
D2. Share capital
The Company’s share capital is made up of the shares that have been issued to its members, whether on, or subsequent to, its incorporation. At the year end the Company’s issued share capital consisted of ordinary shares of 1p each, with one voting right per share, as detailed below. The Company does not have a limited amount of authorised capital.
During the year five million new shares were issued in relation to employee share schemes. The Company does not hold any shares in treasury.
	2021 £m	2020 £m
Issued and fully paid
At 31 December – 1,859,332,965 shares (2020: 1,854,332,965)	18.6	18.5
D3. Contingent liabilities
The Group has contingent liabilities relating to guarantees in respect of leasehold properties, pensions, third parties, environmental issues, tax and litigation. The possibility of any significant outflows in respect of these items is considered to be remote.
On 14 December 2021, the Group announced that it had signed a definitive agreement to acquire Terminix Global Holdings, Inc. subject to regulatory clearance and approval by shareholders of both companies. The deal is anticipated to close during 2022 and total implied consideration at the date of the announcement was estimated to be $6.7bn. The Group has a liability contingent upon successful completion of the transaction in respect of professional fees. The undiscounted amount of the total payments that the Group could be required to make is estimated to be up to £35m.
D4. Related party transactions
Subsidiaries
Related party transactions and outstanding balances between subsidiaries within the Group are eliminated in the preparation of the Consolidated Financial Statements and accordingly are not disclosed in this note.
Key management personnel
The Group’s strategy and policy are managed by the Executive Leadership Board (Executive Directors and senior management). Their compensation and the compensation payable to the Non-Executive Directors is shown below:
	2021 £m	2020 £m	2019 £m
Salaries and other short-term employee benefits	6.4	8.2	7.0
Post-employment benefits	0.5	0.3	0.3
Share-based payments	3.4	1.7	1.7
	10.3	10.2	9.0
Joint ventures and associate entities
The Group participates in a number of joint ventures where it has control and therefore it consolidates these as subsidiaries in its Consolidated Financial Statements. All transactions between these entities and the Group were transacted at arm’s length during the ordinary course of business and have been eliminated on consolidation.

RENTOKIL INITIAL NOTES TO THE FINANCIAL STATEMENTS (Continued)
Nippon Calmic Ltd (49%) was an associate during 2020 and 2021 and its balances are disclosed in Note B6. Boecker Public Safety Services — Qatar W.L.L. (24.5%) and Boecker Public Health Services (30%) became associate entities when they were acquired by the Group on 3 August 2021 and their balances are disclosed in Note B6. There are no significant transactions between associate entities and other Group companies.
Pension scheme
The Group bears some costs of administration and independent pension advice of the Rentokil Initial 2015 Pension Scheme. The total amount of costs in the year ended 31 December 2021 was £nil (2020: £0.2m; 2019: £0.3m) of which £nil (2020: £0.2m; 2019: £0.3m) was recharged to the Scheme. At 31 December 2021, £nil (2020: £nil; 2019: £0.1m) remained outstanding.
D5. Government grants
In response to the global COVID-19 pandemic there were a number of government schemes made available providing wage subsidies for companies that had to shut or scale down operations. The government schemes have different conditions attached to them depending on the country in which they are available. The Group presents the grants by deducting from the related expense, which in this case is the employee benefit expense. The Group received a total wage subsidy of £1.0m in 2021 (2020: £14.2m; 2019: £nil).
D6. Post balance sheet events
On 24 February 2022 the buy-out of the Rentokil Initial 2015 Pension Scheme completed when the insurance policy with PIC was transferred to the individual members of the Scheme. Accordingly both the Scheme’s assets and liabilities have been reduced by the policy value (£1,238.6m).

Rentokil Initial Consolidated Statement of Profit or Loss and Other Comprehensive Income (Unaudited)
For the period ended 30 June 2022 and 2021
	Notes	6 months to 30 June 2022 £m	6 months to 30 June 2021(1) £m
Revenue(1)	4	1,572.1	1,454.7
Operating expenses(1)		(1,402.4)	(1,294.1)
Operating profit		169.7	160.6
Finance income		7.0	1.7
Finance cost		(19.5)	(18.0)
Share of profit from associates, net of tax of £2.1m (2021: £1.9m)		4.7	4.5
Profit before income tax		161.9	148.8
Income tax expense(2)		(37.7)	(29.6)
Profit for the period and profit attributable to the Company’s equity holders (including non-controlling interests of £nil (2021: £nil))		124.2	119.2
Other comprehensive income:
Items that are not reclassified subsequently to the income statement:
Re-measurement of net defined benefit asset		(1.9)	1.1
Tax related to items taken to other comprehensive income		(2.7)	(0.3)
Items that may be reclassified subsequently to the income statement:
Net exchange adjustments offset in reserves		214.1	(37.9)
Net (loss)/gain on net investment hedge		(66.0)	25.2
Cost of hedging		4.4	(2.0)
Effective portion of changes in fair value of cash flow hedge		(6.6)	4.6
Other comprehensive income for the period		141.3	(9.3)
Total comprehensive income for the period (including non-controlling interests of £nil (2021: £nil))		265.5	109.9
Earnings per share attributable to the Company’s equity holders:
Basic		6.67p	6.42p
Diluted		6.65p	6.39p

(1)
Revenue and operating expenses have been restated in 2021 to reflect a correction in presentation in relation to certain sales contracts where the Group acts as agent. Both revenue and operating expenses have been restated by £8.0m. For these contracts, revenue is presented on a net basis.

(2)
Taxation includes £26.5m (6 months to June (“HY”) 2021: £28.5m) in respect of overseas taxation.

The weighted average number of ordinary shares in issue is 1,860m (HY 2021: 1,857m). For the diluted EPS calculation the adjustment for share options and LTIPs is 6.1m (HY 2021: 6.2m). The weighted average number of shares in issue during the year, excludes those held in the Rentokil Initial Employee Share Trust which are treated as cancelled, and includes share options for which all conditions have been met. The Group has no instruments that could potentially dilute basic earnings per share in the future, which were not included in the calculation of diluted earnings per share.

Rentokil Initial Consolidated balance sheet (unaudited)
At 30 June 2022 and 31 December 2021
	Notes	At 30 June 2022 £m	At 31 December 2021 £m
Assets
Non-current assets
Intangible assets		2,499.0	2,164.3
Property, plant and equipment		428.6	398.1
Right-of-use assets		242.8	227.5
Investments in associated undertakings		32.2	29.7
Other investments		0.3	0.2
Deferred tax assets		43.7	41.6
Contract costs		82.6	75.0
Retirement benefit assets	9	2.6	19.0
Other receivables		15.6	14.3
Derivative financial instruments	12	6.2	9.8
		3,353.6	2,979.5
Current assets
Retirement benefit assets	9	18.2	—
Other investments		3.7	1.6
Inventories		172.4	135.7
Trade and other receivables		609.9	526.9
Current tax assets		9.3	8.5
Derivative financial instruments	12	2.0	2.5
Cash and cash equivalents		2,371.1	668.4
		3,186.6	1,343.6
Liabilities
Current liabilities
Trade and other payables		(905.3)	(764.0)
Current tax liabilities		(78.0)	(60.5)
Provisions for liabilities and charges		(27.3)	(27.0)
Bank and other short-term borrowings	10	(607.2)	(459.3)
Lease liabilities		(80.3)	(77.8)
Derivative financial instruments	12	(0.2)	(1.0)
		(1,698.3)	(1,389.6)
Net current assets/(liabilities)		1,488.3	(46.0)
Non-current liabilities
Other payables(1)		(64.4)	(71.5)
Bank and other long-term borrowings	10	(2,918.2)	(1,256.1)
Lease liabilities		(149.7)	(139.2)
Deferred tax liabilities		(128.0)	(108.1)
Retirement benefit obligations	9	(31.6)	(27.3)
Provisions for liabilities and charges		(38.8)	(33.9)
Derivative financial instruments	12	(73.0)	(33.5)
		(3,403.7)	(1,669.6)
Net assets		1,438.2	1,263.9
Equity
Capital and reserves attributable to the company’s equity holders
Share capital		18.6	18.6
Share premium		6.8	6.8
Other reserves		(1,781.7)	(1,927.6)
Retained profits		3,195.0	3,166.6
		1,438.7	1,264.4
Non-controlling interests		(0.5)	(0.5)
Total equity		1,438.2	1,263.9

(1)
Non-current other payables includes £42.8m put option liability related to the PCI India acquisition (2021: £41.8m).

Rentokil Initial Consolidated statement of changes in equity (unaudited)
For the period ended 30 June 2022 and 2021
	Called up share capital £m	Share premium account £m	Other reserves £m	Retained earnings £m	Non- controlling interests £m	Total equity £m
At 1 January 2021	18.5	6.8	(1,926.2)	3,030.6	0.9	1,130.6
Profit for the period	—	—	—	119.2	—	119.2
Other comprehensive income:
Net exchange adjustments offset in reserves	—	—	(37.9)	—	—	(37.9)
Net gain on net investment hedge	—	—	25.2	—	—	25.2
Cost of hedging	—	—	(2.0)	—	—	(2.0)
Remeasurement of net defined benefit asset	—	—	—	1.1	—	1.1
Net gain on cash flow hedge(1)	—	—	4.6	—	—	4.6
Tax related to items taken directly to other comprehensive income	—	—	—	(0.3)	—	(0.3)
Total comprehensive income for the period	—	—	(10.1)	120.0	—	109.9
Transactions with owners:
Shares issued in the period	0.1	—	—	(0.1)	—	—
Dividends paid to equity shareholders	—	—	—	(100.0)	—	(100.0)
Acquisition of non-controlling interests	—	—	—	(8.1)	(1.3)	(9.4)
Cost of equity-settled share-based payment plans	—	—	—	3.5	—	3.5
Tax related to items taken directly to equity	—	—	—	1.2	—	1.2
Movement in the carrying value of put options	—	—	—	(0.4)	—	(0.4)
At 30 June 2021	18.6	6.8	(1,936.3)	3,046.7	(0.4)	1,135.4
At 1 January 2022	18.6	6.8	(1,927.6)	3,166.6	(0.5)	1,263.9
Profit for the period	—	—	—	124.2	—	124.2
Other comprehensive income:
Net exchange adjustments offset in reserves	—	—	214.1	—	—	214.1
Net loss on net investment hedge	—	—	(66.0)	—	—	(66.0)
Cost of hedging	—	—	4.4	—	—	4.4
Remeasurement of net defined benefit asset	—	—	—	(1.9)	—	(1.9)
Net loss on cash flow hedge(1)	—	—	(6.6)	—	—	(6.6)
Tax related to items taken directly to other comprehensive income	—	—	—	(2.7)	—	(2.7)
Total comprehensive income for the period	—	—	145.9	119.6	—	265.5
Transactions with owners:
Cost of issuing new shares	—	—	—	(13.0)	—	(13.0)
Dividends paid to equity shareholders	—	—	—	(79.6)	—	(79.6)
Cost of equity-settled share-based payment plans	—	—	—	4.7	—	4.7
Tax related to items taken directly to equity	—	—	—	(4.3)	—	(4.3)
Movement in the carrying value of put options	—	—	—	1.0	—	1.0
At 30 June 2022	18.6	6.8	(1,781.7)	3,195.0	(0.5)	1,438.2

(1)
£6.6m net loss on cash flow hedge includes £7.2m gain (2021: £13.0m loss) from the effective portion of changes in fair value offset by reclassification to the income statement of £13.8m gain (2021: £17.6m loss) due to changes in foreign exchange rates.

Shares of £0.1m (2020: £0.1m) have been netted against retained earnings. This represents 12.3m (HY 2021: 10.3m) shares held by the Rentokil Initial Employee Share Trust. The market value of these shares at 30 June 2022 was £58.4m (HY 2021: £51.0m). Dividend income from, and voting rights on, the shares held by the Trust have been waived.

Rentokil Initial Analysis of other reserves (unaudited)
For the period ended 30 June 2022 and 2021
	Capital reduction reserve £m	Legal reserve £m	Cash flow hedge reserve £m	Translation reserve £m	Cost of hedging £m	Total £m
At 1 January 2021	(1,722.7)	10.4	(4.4)	(208.5)	(1.0)	(1,926.2)
Net exchange adjustments offset in reserves	—	—	—	(37.9)	—	(37.9)
Net gain on net investment hedge	—	—	—	25.2	—	25.2
Net gain on cash flow hedge(1)	—	—	4.6	—	—	4.6
Cost of hedging	—	—	—	—	(2.0)	(2.0)
Total comprehensive income for the period	—	—	4.6	(12.7)	(2.0)	(10.1)
At 30 June 2021	(1,722.7)	10.4	0.2	(221.2)	(3.0)	(1,936.3)
At 1 January 2022	(1,722.7)	—	8.8	(211.2)	(2.5)	(1,927.6)
Net exchange adjustments offset in reserves	—	—	—	214.1	—	214.1
Net loss on net investment hedge	—	—	—	(66.0)	—	(66.0)
Net loss on cash flow hedge(1)	—	—	(6.6)	—	—	(6.6)
Cost of hedging	—	—	—	—	4.4	4.4
Total comprehensive income for the period	—	—	(6.6)	148.1	4.4	145.9
At 30 June 2022	(1,722.7)	—	2.2	(63.1)	1.9	(1,781.7)

(1)
£6.6m net loss on cash flow hedge includes £7.2m gain (2021: £13.0m loss) from the effective portion of changes in fair value offset by reclassification to the income statement of £13.8m gain (2021: £17.6m loss) due to changes in foreign exchange rates.

Rentokil Initial Consolidated cash flow statement (unaudited)
For the period ended 30 June 2022 and 2021
	Notes	6 months to 30 June 2022 £m	6 months to 30 June 2021 £m
Cash flows from operating activities
Profit for the period		124.2	119.2
Adjustments for:
– Tax		37.7	29.6
– Share of profit from associates		(4.7)	(4.5)
– Interest income		(7.0)	(1.7)
– Interest expense		19.5	18.0
Reversal of non-cash items:
– Depreciation and impairment of property, plant and equipment		105.1	100.6
– Amortisation and impairment of intangible assets(1)		39.7	37.1
– Amortisation of computer software		8.6	7.5
– Other non-cash items		3.2	3.6
Changes in working capital (excluding the effects of acquisitions and exchange differences on consolidation):
– Inventories		(21.7)	(1.4)
– Contract costs		(2.5)	0.2
– Trade and other receivables		(57.1)	22.6
– Contract assets		7.1	6.6
– Trade and other payables and provisions		46.8	24.5
– Contract liabilities		13.0	9.2
Cash generated from operating activities		311.9	371.1
Interest received		2.3	1.8
Interest paid(2)		(20.9)	(16.1)
Income tax paid		(32.2)	(25.0)
Net cash generated from operating activities		261.1	331.8
Cash flows from investing activities
Purchase of property, plant and equipment		(67.9)	(59.1)
Purchase of intangible fixed assets		(15.2)	(12.5)
Proceeds from sale of property, plant and equipment		3.2	1.6
Acquisition of companies and businesses, net of cash acquired	6	(127.4)	(254.7)
Disposal of companies and businesses		0.4	—
Dividends received from associates		0.4	—
Net change to cash flow from investment in term deposits		(2.1)	0.1
Net cash flows from investing activities		(208.6)	(324.6)
Cash flows from financing activities
Dividends paid to equity shareholders		(79.6)	(100.0)
Acquisition of shares from non-controlling interest		—	(9.4)
Capital element of lease payments		(45.3)	(42.2)
Cost of issuing new shares		(13.0)	—
Cash inflow/(outflow) on settlement of debt related foreign exchange forward contracts		0.9	(1.8)
Proceeds from new debt		1,743.8	1.5
Debt repayments		(136.2)	(9.1)
Net cash flows from financing activities		1,470.6	(161.0)
Net increase/(decrease) in cash and cash equivalents		1,523.1	(153.8)
Cash and cash equivalents at beginning of year		241.9	550.8
Exchange gains/(losses) on cash and cash equivalents		22.8	(9.1)
Cash and cash equivalents at end of the financial period		1,787.8	387.9

(1)
Excluding computer software.

(2)
Interest paid includes interest on lease payments of £3.3m (2021: £3.1m).

Explanatory notes to the interim financial statements (unaudited)
1.   General information
The Company is a public limited company incorporated in England and Wales and domiciled in the UK with a listing on the London Stock Exchange. The address of its registered office is Rentokil Initial plc, Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY.
The consolidated half-yearly financial information for the half-year to 30 June 2022 was approved on 27 July 2022 for issue on 28 July 2022.
These interim financial results do not comprise statutory accounts within the meaning of Section 435 of the Companies Act 2006.
2.   Basis of preparation
The condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with IAS 34 Interim Financial Reporting as contained in UK-adopted international accounting standards. The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2021 which have been prepared in accordance with IFRS as issued by the IASB and UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards.
Going concern
The Directors have prepared cash flow forecasts that demonstrate that the Group has sufficient liquidity to meet its obligations as they fall due for a period of at least 12 months from the date of approval of these Financial Statements.
Additionally the Directors have assessed severe but plausible downside scenarios, including the impact of further lockdowns. The most severe downside scenario assumes a revenue decline of 30% against base budget for a period of eighteen months in the next 24 months, which is considerably worse than the Group’s actual performance in 2020 which saw a downturn of <30% for one month only.
In addition the Directors have considered the incremental impacts of a failed Terminix transaction. This would potentially include the payment of committed deal costs and a break fee.
Consequently, the directors are confident that the Group will have sufficient funds to continue to meet its liabilities as they fall due for at least 12 months from the date of approval of the financial statements and therefore have prepared the financial statements on a going concern basis.
3.   Accounting policies
The preparation of the interim financial information for the half-year ended 30 June 2022 requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the statement. If in the future such estimates and assumptions, which are based on management’s best judgement at the date of the statement, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.
There are no significant judgements or key sources of estimation uncertainty made by management in applying the Group’s accounting policies.
Significant seasonal or cyclical variations in the Group’s total revenues are not experienced during the financial year.
Changes in accounting policies
Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended

Explanatory notes to the interim financial statements (unaudited) (Continued)
31 December 2021. The changes in accounting policies are also expected to be reflected in the Group’s consolidated financial statements as at and for the year ending 31 December 2022.
A number of new standards are effective from 1 January 2022 but they do not have a material effect on the Group’s financial statements.
The Group has adopted the following amendments to standards with effect from 1 January 2022:
•
Property, Plant and Equipment: Proceeds before Intended Use — Amendments to IAS 16

•
Onerous Contracts — Cost of Fulfilling a Contract — Amendments to IAS 37

•
Annual Improvements to IFRS Standards 2018-2020

•
Reference to the Conceptual Framework — Amendments to IFRS 3.

These standards have had no impact on the financial position or performance of the Group. Consequently, no adjustment has been made to the comparative financial information as at 31 December 2021 or 30 June 2021. The Group has not early adopted any standard, interpretation or amendment that was issued but is not yet effective.
4.   Segmental information
Segmental information has been presented in accordance with IFRS 8 Operating Segments. Reporting segments reflect the internal management organisation and reporting structures. Each segment is headed by a Regional Managing Director who reports directly to the Chief Executive and is a member of the Group’s Executive Leadership Team responsible for the review of Group performance. The operating businesses within each segment report to the Regional Managing Directors.
From 1 January 2022 there was a change to the regional operating and business segment reporting structure and financial statements for the period ended 31 December 2021 were retrospectively adjusted. This updated reporting structure is reflected in the tables below.
Disaggregated revenue under IFRS 15 is the same as the segmental analysis below. Restructuring costs and central and regional overheads are also presented centrally as they are not targeted or managed at business segment level. The basis of presentation is consistent with the information reviewed by internal management. Segment assets and liabilities are not provided because they are not reported to or reviewed by the chief operating decision-maker, which is the Chief Executive Officer. Revenue and operating profit are from Ongoing operations which is defined and reconciled to the nearest equivalent GAAP measure in the tables below.

Explanatory notes to the interim financial statements (unaudited) (Continued)
	Revenue 30 June 2022 £m	Revenue 30 June 2021(1) £m	Operating profit 30 June 2022 £m	Operating profit 30 June 2021 £m
North America(4)	693.9	637.7	110.9	99.3
France	159.6	148.7	22.8	14.6
Benelux(1)	48.6	46.3	14.5	12.9
Germany	54.9	58.5	16.4	18.3
Southern Europe	73.8	73.5	12.8	13.2
Nordics(2)	40.4	34.9	6.7	6.5
Latin America & Caribbean	56.6	46.0	10.3	8.3
Europe	433.9	407.9	83.5	73.8
UK, Ireland & Baltics	160.5	155.8	42.0	42.0
Sub-Saharan Africa	20.5	20.3	4.3	4.6
UK & Sub-Saharan Africa	181.0	176.1	46.3	46.6
Asia & MENAT(3)	151.3	129.5	21.3	17.6
Pacific	108.6	99.7	23.7	20.5
Central and regional overheads	2.5	2.1	(48.4)	(45.3)
Restructuring costs	—	—	(4.8)	(3.9)
Ongoing operations at actual exchange rates	1,571.2	1,453.0	232.5	208.6
Disposed businesses(5)	0.9	1.7	—	—
Continuing operations at actual exchange rates	1,572.1	1,454.7	232.5	208.6
One-off items – operating			(23.1)	(10.9)
Amortisation of intangible assets(6)			(39.8)	(37.1)
Operating profit			169.6	160.6

(1)
“Benelux” includes Belgium, the Netherlands and Luxembourg.

(2)
“Nordics” includes Norway, Sweden, Finland, Denmark and Poland

(3)
“MENAT” includes Turkey, United Arab Emirates, Saudi Arabia, Jordan, Ghana and Lebanon

(4)
Revenue has been restated by £8.0m in 2021 to reflect a correction in presentation in relation to certain sales contracts where the Group acts as agent.

(5)
Includes revenue of £0.9m (2021: £1.5m) from product sales by the Group to CWS-boco International GmbH.

(6)
Excluding computer software.

One-off items — operating
One-off items — operating is a charge of £23.1m (2021: £10.9m) which mainly relates to acquisition and integration costs, £19.0m of which relates to the Terminix acquisition.

Explanatory notes to the interim financial statements (unaudited) (Continued)
Analysis of revenue by business segment
	Revenue 30 June 2022 £m	Revenue 30 June 2021(1) £m
Pest Control	1,086.4	933.4
Hygiene & Wellbeing	392.5	437.8
France Workwear	89.8	79.7
Central & regional overheads	2.5	2.1
Disposed businesses	0.9	1.7
Total	1,572.1	1,454.7

(1)
Revenue has been restated by £8.0m in 2021 to reflect a correction in presentation in relation to certain sales contracts where the Group acts as agent.

Analysis of revenue by type
	Revenue 30 June 2022 £m	Revenue 30 June 2021(1) £m
Recognised over time
Contract service revenue	1,110.2	973.6
Recognised at a point in time
Job work	288.5	330.1
Sale of goods	173.4	151.0
Total	1,572.1	1,454.7

(1)
Revenue has been restated by £8.0m in 2021 to reflect a correction in presentation in relation to certain sales contracts where the Group acts as agent.

Amortisation and impairment of intangible assets
	Amortisation and impairment of intangibles(1) 30 June 2022 £m	Amortisation and impairment of intangibles(1) 30 June 2021 £m
North America	19.9	16.7
Europe	7.2	6.7
UK & Sub-Saharan Africa	3.8	4.3
Asia & MENAT	4.6	3.7
Pacific	1.9	1.9
Central and regional	2.4	3.8
Total	39.8	37.1

(1)
Excluding computer software.

A reconciliation of the reported measures to the comparable GAAP equivalents at AER is provided below:

Explanatory notes to the interim financial statements (unaudited) (Continued)
	H1 2022 AER £m	H1 2021 AER £m	% change
			AER
Ongoing Revenue	1,571.2	1,453.0	8.1
Revenue – disposed and closed businesses	0.9	1.7	(47.3)
Revenue	1,572.1	1,454.7	8.1
Ongoing Operating Profit	232.5	208.6	11.5
Operating Profit – disposed and closed businesses	—	—	—
Adjusted Operating Profit	232.5	208.6	11.5
One-off items – operating	(23.1)	(10.9)	(111.8)
Amortisation and impairment of intangible assets(1)	(39.7)	(37.1)	(7.4)
Operating profit	169.7	160.6	5.6
Share of profit from associates (net of tax)	4.7	4.5	3.6
Net adjusted interest payable	(11.8)	(19.1)	38.4
Net interest adjustments	(0.7)	2.8	(123.0)
Profit before tax	161.9	148.8	8.8

(1)
Excluding computer software.

Regional operating segment analysis
	Ongoing Revenue		Ongoing Operating Profit
	H1 2022	Change from HY 2021	H1 2022	Change from HY 2021
	AER £m	AER %	AER £m	AER %
North America	693.9	8.8	110.9	11.7
France	159.6	7.3	22.8	56.4
Benelux	48.6	5.1	14.5	12.6
Germany	54.9	(6.2)	16.4	(10.5)
Southern Europe	73.8	0.3	12.8	(3.1)
Nordics	40.4	15.6	6.7	2.4
Latin America & Caribbean	56.6	23.1	10.3	25.4
Total Europe	433.9	6.4	83.5	13.3
UK, Ireland & Baltics	160.5	3.0	42.0	(0.2)
Sub-Saharan Africa	20.5	1.0	4.3	(5.4)
UK & Sub-Saharan Africa	181.0	2.8	46.3	(0.7)
Asia & MENAT	151.3	16.9	21.3	21.1
Pacific	108.6	8.9	23.7	15.3
Central and regional overheads	2.5	15.7	(48.4)	(6.7)
Restructuring costs	—	—	(4.8)	(25.1)
Ongoing operations	1,571.2	8.1	232.5	11.5
Disposed businesses	0.9	(47.3)	—	—
Continuing operations	1,572.1	8.1	232.5	11.5

Explanatory notes to the interim financial statements (unaudited) (Continued)
Business Segment Analysis
	Ongoing Revenue		Ongoing Operating Profit
	H1 2022	Change from HY 2021	H1 2022	Change from HY 2021
	AER £m	AER %	AER £m	AER %
Pest Control	1,086.4	16.4	195.3	18.3
– Growth(1)	946.0	15.4	177.5	17.6
– Emerging(2)	140.4	23.3	17.8	25.5
Hygiene & Wellbeing	392.5	(10.3)	77.2	(10.8)
– Core Hygiene & Wellbeing	378.7	10.5
– Disinfection	13.8	(85.4)
France Workwear	89.8	12.6	13.2	115.8
Central and regional overheads	2.5	15.7	(48.4)	(6.7)
Restructuring costs	—	—	(4.8)	(25.1)
Ongoing operations	1,571.2	8.1	232.5	11.5
Disposed businesses	0.9	(47.3)	—	—
Continuing operations	1,572.1	8.1	232.5	11.5

(1)
Growth markets include North America, the UK and Ireland, Pacific, Germany, Benelux and the Caribbean.

(2)
Emerging markets include Asia & MENAT, Latin America and Central America.

5.   Income tax expense
The analysis of the tax charge in the period is as follows:
	6 months to 30 June 2022 £m	6 months to 30 June 2021 £m
UK corporation tax at 19.0% (2021: 19.0%)	9.4	8.1
Overseas taxation	40.1	28.5
Adjustments in respect of prior periods	(2.0)	(3.6)
Total current tax	47.5	33.0
Deferred tax (credit)/expense	(9.7)	0.9
Adjustments from change in tax rates	—	(3.8)
Adjustments in respect of prior periods	—	(0.5)
Total deferred tax	(9.7)	(3.4)
Total income tax expense	37.8	29.6
The tax charge for the period has been calculated by applying the effective tax rate which is expected to apply to the Group for the year ended 31 December 2022 using rates substantively enacted by 30 June 2022. A separate effective income tax rate has been calculated for each jurisdiction in which the Group operates applied to the pre-tax profits for the interim period.
The reported tax rate for the period was 23.2% (H1 2021: 19.9%). The Group’s Effective Tax Rate (ETR) before amortisation of intangible assets (excluding computer software), one-off items and the net interest adjustments for the period was 21.8% (H1 2021: 20.4%). This compares with a blended rate of tax for the countries in which the Group operates of 24% (H1 2021: 24%).

Explanatory notes to the interim financial statements (unaudited) (Continued)
Legislation has been enacted to increase the standard rate of UK corporation tax from 19% to 25% from 1 April 2023. As a result deferred tax balances have been calculated at 19% or 25% depending upon when the balance is expected to unwind.
On 20 July 2022, HM Treasury released draft Pillar 2 legislation that would commence from 1 January 2024. We are reviewing this draft legislation to understand the potential impact on the Group.
The Group’s ETR is expected to remain above the UK tax rate due to the proportion of overseas profits which are taxed at a higher rate than UK profits. In the medium term the Group’s Adjusted ETR is likely to increase towards the blended tax rate. The blended tax rate is expected to increase to 25% in 2023 when the UK tax rate increases to 25%.
Total uncertain tax positions (including interest thereon) amounted to £56.7m as at 30 June 2022 (December 2021: £57.2m). Included within this amount is £11.3m (December 2021: £11.5m) in respect of interest arising on tax provisions which is included in other payables.
Total tax payments for the period amounted to £32.2m (2021: £25.0m), an increase of £7.2m.
The movement on the deferred income tax account is as follows:
	6 months to 30 June 2022 £m	6 months to 30 June 2021 £m
At 1 January	(66.5)	(57.0)
Exchange differences	(7.3)	2.1
Acquisition of companies and businesses	(15.6)	(3.5)
Credited to the income statement	9.7	3.4
Charged to other comprehensive income	(0.3)	(0.3)
(Charged)/credited to equity	(4.3)	1.2
At 30 June	(84.3)	(54.1)
Deferred taxation has been presented on the balance sheet as follows:
Deferred tax asset within non-current assets	43.7	36.5
Deferred tax liability within non-current liabilities	(128.0)	(90.6)
	(84.3)	(54.1)
A deferred tax asset of £8.2m has been recognised in respect of UK losses (December 2021: £12.4m) carried forward at 30 June 2022. This amount has been calculated by estimating the future UK taxable profits, against which the UK tax losses will be utilised, and applying the tax rates (substantively enacted as at the balance sheet date) applicable for each year. Remaining UK tax losses of £34.6m have not been recognised as at 30 June 2022 as it is not considered probable that future taxable profits will be available against which the tax losses can be offset.
At the balance sheet date the Group had tax losses of £67.0m (December 2021: £81.6m) on which no deferred tax asset is recognised because it is not considered probable that future taxable profits will be available in certain jurisdictions to be able to benefit from those tax losses.
6.   Business combinations
The Group purchased 100% of either the share capital or the trade and assets of 31 companies and businesses in the period. The Group acquires companies and businesses as part of its growth strategy.

Explanatory notes to the interim financial statements (unaudited) (Continued)
The total consideration in respect of acquisitions in the current year was £159.6m. Details of goodwill and the fair value of net assets acquired are as follows:
	6 months to 30 June 2022 £m	6 months to 30 June 2021 £m
Purchase consideration:
– Cash paid	115.5	69.2
– Deferred and contingent consideration	44.1	18.8
Total purchase consideration	159.6	88.0
Fair value of net assets acquired	(72.9)	(30.8)
Goodwill from current period acquisitions	86.7	57.2
Goodwill represents the synergies, workforce and other benefits expected as a result of combining the respective businesses.
Deferred consideration of £17.2m and contingent consideration of £26.9m is payable in respect of the above acquisitions. Contingent consideration is payable based on a variety of conditions including revenue and profit targets being met.
The provisional fair value of assets and liabilities arising from acquisitions in the period are shown below. The provisional fair values will be materially finalised in the 2022 financial statements. The fair values are provisional as the acquisition accounting has not yet been finalised, primarily due to the proximity of the acquisitions to the period end.
	6 months to 30 June 2022 £m	6 months to 30 June 2021 £m
Non-current assets
– Intangible assets(1)	70.4	29.3
– Property, plant and equipment	6.9	3.0
Current assets	17.3	5.6
Current liabilities	(5.7)	(3.2)
Non-current liabilities	(16.0)	(3.9)
Net assets acquired	72.9	30.8

(1)
Includes £68.1m (2021: £29.2m) of customer lists and £2.3m (2021: £0.1m) of other intangibles.

Acquired receivables are disclosed at fair value and represent the best estimate of the contractual cash flows expected to be collected.
From the dates of acquisition to 30 June 2022, these acquisitions contributed £13.6m to revenue and £2.6m to operating profit. If the acquisitions had occurred on 1 January 2022, the revenue and operating profit of the combined entity would have amounted to £1,589.7m and £171.9m respectively.
In relation to prior period acquisitions, there has been an adjustment to the provisional fair values resulting in an increase to goodwill of £2.3m.
The Group paid £18.8m in respect of deferred and contingent consideration for current and prior year acquisitions, resulting in the total cash outflow in the period from current and past period acquisitions, net of £6.9m cash acquired, of £127.4m. In addition the Group acquired £0.5m of lease liabilities and £0.2m of loans bringing the movement on net debt from acquisitions to £128.1m.

Explanatory notes to the interim financial statements (unaudited) (Continued)
7.   Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired business at the date of acquisition. It is recognised as an intangible asset. Goodwill arising on the acquisition of an associate is included in investments in associates.
Goodwill is carried at cost less accumulated impairment losses and is tested annually for impairment. For the purpose of impairment testing, goodwill is allocated to CGUs identified according to country of operation and reportable business unit. The way in which CGUs are identified has not changed from prior periods. Newly acquired entities might be a single CGU until such time that they can be integrated. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
The recoverable amount of a CGU is determined based on the higher of value-in-use calculations using cash flow projections and fair value less costs to dispose if appropriate. The cash flow projections in year one are based on financial budgets approved by management, which are prepared as part of the Group’s normal planning process. Cash flows for years two to five use management’s expectation of sales growth, operating costs and margin, based on past experience and expectations regarding future performance and profitability for each CGU. Cash flows beyond the five-year period are extrapolated using estimated long-term growth rates (LTGR). The effect of climate change has been considered in the cash flows.
An assessment has been performed for all material CGUs at the half year to identify any possible indicators of impairment. The assessment included a review of internal and external factors that have the potential to significantly reduce the CGU value. No indicators of possible impairment have been identified as a result of this assessment.
8.   Dividends
	6 months to 30 June 2022 £m	6 months to 30 June 2021 £m	Year to 31 December 2021 £m
2020 final dividend paid – 5.41p per share	—	100.0	100.0
2021 interim dividend paid – 2.09p per share	—	—	38.7
2021 final dividend paid – 4.30 per share	79.1	—	—
	79.1	100.0	138.7
The directors have declared an interim dividend of 2.40p per share amounting to £44.7m payable on 12 September 2022 to shareholders on the register at close of business on 5 August 2022. The last day for DRIP elections is 19 August 2022. The Company has a progressive dividend policy and will consider the level of growth for 2022 based on the year-end results. These interim financial statements do not reflect this dividend payable.
9.   Retirement benefit obligations
Apart from the legally required social security state schemes, the Group operates a number of pension schemes around the world covering many of its colleagues.
Buy-out of the Group’s principal scheme (the Rentokil Initial 2015 Pension Scheme in the United Kingdom (“the Scheme”)) completed on 24 February 2022, extinguishing a retirement benefit obligation of £1,152.1m and the related insurance policy asset. At 30 June 2022 a retirement benefit asset relating to the Scheme remains on the balance sheet amounting to £18.2m (December 2021: £18.2m). This represents the surplus assets remaining in the Scheme that will be distributed to the Group on wind up of the Scheme. It remains subject to certain estimates and assumptions made at the balance sheet date which could lead the overall surplus available to change.
Schemes currently in an accounting surplus position total £20.8m (December 2021: £19.0m) and schemes currently in an accounting deficit position total £31.6m (December 2021: £27.3m).

Explanatory notes to the interim financial statements (unaudited) (Continued)
10.   Net debt
	At 30 June 2022 £m	At 31 December 2021 £m
Current
Cash and cash equivalents in the Consolidated Balance Sheet(1)	2,371.1	668.4
Other investments	3.7	1.6
Fair value of debt-related derivatives(2)	1.8	1.5
Bank and other short-term borrowings	(607.2)	(459.3)
Lease liabilities	(80.3)	(77.8)
	1,689.1	134.4
Non-current
Fair value of debt-related derivatives(3)	(66.8)	(23.7)
Bank and other long-term borrowings	(2,918.2)	(1,256.2)
Lease liabilities	(149.7)	(139.2)
	(3,134.7)	(1,419.1)
Total net debt	(1,445.6)	(1,284.7)

(1)
Cash and cash equivalents in the Consolidated Cash Flow Statement consists of cash and cash equivalents in the Consolidated Balance Sheet net of bank overdrafts.

(2)
Current fair value of debt-related derivatives is the net amount of current derivative financial assets and liabilities included in the Consolidated Balance Sheet.

(3)
Non-current fair value of debt-related derivatives is the net amount of non-current derivative financial assets and liabilities included in the Consolidated Balance Sheet.

Fair value is equal to carrying value for all elements of net debt with the exception of bond debt which has a carrying value of £2,915.8m (December 2021: £1,253.7m) and a fair value of £2,842.3m (December 2021: £1,272.1m). No further disclosures are required by IFRS 7.29(a).
Cash at bank and in hand includes £8.6m (December 2021: £6.6m) of restricted cash. This cash is held in respect of specific contracts and can only be utilised in line with terms under the contractual arrangements.
11.   Bank and other borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are classified as current liabilities unless the Group has a continuing right to defer settlement of the liability for at least 12 months after the balance sheet date.
The Group’s bank debt comprises:
	Facility amount £m	Drawn at 30 June 2022 £m	Headroom £m	Interest rate at 30 June 2022%
Non-current
£550m RCF due August 2025	550.0	—	550.0	0.14%
Average cost of bank debt at period end rates				0.14%
The Group has a committed £550m revolving credit facility (RCF) which is available for cash drawings up to £550m. The maturity date is August 2025. As at 30 June 2022 the facility was undrawn (2021: £nil).

Explanatory notes to the interim financial statements (unaudited) (Continued)
In addition the Group entered into a £120m uncommitted RCF facility with ING Bank N.V. which was drawn down in full and repaid during the period. This facility was cancelled on 30 June 2022.
On 27 June 2022, the Group issued new bonds under its Euro Medium Term Note Programme, denominated in euro and sterling, in three tranches to fund the cash settlement of the acquisition price of Rentokil’s takeover of Terminix Global Holdings, Inc. (‘Terminix’).
The Company was the issuer of £400m maturing 2032 and Rentokil Initial Finance BV (RIFBV), a special purpose vehicle set up specifically to issue euro bonds, issued €850m due 2027 and €600m due 2030. The bonds issued by RIFBV are guaranteed by the Company in order to ensure pari passu ranking with other debt where the Company is the borrower. RIFBV does not engage in any other business. The bonds contain a mandatory call option, whereby the Company has the right, but not the obligation, to redeem each of the bonds at 101% in the event the Terminix acquisition does not close by 13 March 2023. Following the issuance of the bonds, the Company cancelled ‘Facility A’, which was a $2,000 million facility originally entered into as part of a ‘Bridge-to-Bond’ facility to fund the acquisition.
The bonds contain call options that allow them to be redeemed early by the Group. Management has performed analysis and concluded that separation of the embedded derivatives within each bond is not required (nor permissible). Each bond is required to be classified in full at amortised cost.
The Group’s medium-term notes and bond debt comprises:
	Bond interest coupon	Effective hedged interest rate
Non-current
€400m bond due November 2024	Fixed 0.950%	Fixed 2.973%
€500m bond due May 2026	Fixed 0.875%	Fixed 1.505%
€850m bond due June 2027(1)	Fixed 3.875%	Fixed 3.963%
€600m bond due October 2028	Fixed 0.500%	Fixed 1.030%
€600m bond due June 2030(1)	Fixed 4.375%	Fixed 4.375%
£400m bond due June 2032(1)	Fixed 5.000%	Fixed 5.250%
Average cost of bond debt at period end rates		2.559%

(1)
Bond issued in June 2022.

The effective interest rate reflects the interest rate after the impact of cross currency interest rate swaps.
12.   Derivative financial instruments
The Group uses derivative financial instruments in support of its hedging strategy which is to hold debt in proportion to the Group profit and cash flow which are mainly EUR and USD.
For all financial instruments held by the Group, those that are held at fair value are to be classified by reference to the source of inputs used to derive the fair value. The following hierarchy is used:
Level 1 — unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 — inputs other than quoted prices that are observable for the asset or liability either directly as prices or indirectly through modelling based on prices; and
Level 3 — inputs for the asset or liability that are not based on observable market data.

Explanatory notes to the interim financial statements (unaudited) (Continued)
No financial instruments have moved between levels in the period.
Financial instrument	Hierarchy level	Valuation method
Financial assets traded in active markets	1	Current bid price
Financial liabilities traded in active markets	1	Current ask price
Listed bonds	1	Quoted market prices
Money market funds	1	Quoted market prices or dealer quotes for similar instruments
Interest rate/currency swaps	2	Discounted cash flow based on market swap rates
Forward foreign exchange contracts	2	Forward exchange market rates
Metal hedging options and non-deliverable forwards	2	Discounted cash flow using quoted market prices and forward interest rates
Borrowings not traded in active markets (term loans and uncommitted facilities)	2	Nominal value
Money market deposits	2	Nominal value
Trade payables and receivables	2	Nominal value less estimated credit adjustments
Contingent consideration (including put option liability)	3	Discounted cash flow using WACC
The Group entered into deal-contingent cross-currency swaps in relation to the Terminix acquisition. These instruments were executed on-market on 30 June 2022 and had an immaterial valuation at the balance sheet date.
	Fair value assets 30 June 2022 £m	Fair value assets 31 December 2021 £m	Fair value liabilities 30 June 2022 £m	Fair value liabilities 31 December 2021 £m
Interest rate swaps (level 2):
– non-hedge	0.2	—	—	(0.6)
– cash flow hedge	—	—	(14.8)	(25.3)
– net investment hedge	7.7	11.0	(58.2)	(8.2)
Foreign exchange swaps (level 2):
– non-hedge	0.2	1.3	(0.1)	(0.4)
Metal hedging options and non-deliverable forwards (level 2):
– non-hedge	0.1	—	(0.1)	—
	8.2	12.3	(73.2)	(34.5)
Analysed as follows:
Current portion	2.0	2.5	(0.2)	(1.0)
Non-current portion	6.2	9.8	(73.0)	(33.5)
Derivative financial instruments	8.2	12.3	(73.2)	(34.5)
Contingent consideration (including put option liability) (level 3)	—	—	(90.2)	(75.0)
Analysed as follows:
Current portion	—	—	(46.8)	(22.8)
Non-current portion	—	—	(43.4)	(52.2)
Other payables (non-current)	—	—	(90.2)	(75.0)
The assumptions that are made in estimating the value of the put option liability are option price and discount rate. A 5% reduction in the estimated option price would result in a £2.1m decrease in the liability,

Explanatory notes to the interim financial statements (unaudited) (Continued)
and a 100 basis point decrease in the discount rate would result in a £1.2m increase in the liability. All gains and losses relating to the put option are recognised in OCI.
Given the volume of acquisitions and the variety of inputs to the valuation of contingent consideration (depending on each transaction) there is not considered to be any change in input that would have a material impact on the contingent consideration liability.
	Contingent consideration 30 June 2022 £m	Contingent consideration 30 June 2021 £m
At 1 January	75.0	62.8
Exchange differences	1.5	(0.3)
Acquisitions	27.3	11.6
Payments	(12.6)	(6.4)
Revaluation of put option through equity	(1.0)	0.4
	90.2	68.1
Fair value is equal to carrying value for all other trade and other payables.
13.   Events occurring after the balance sheet date
There were no significant events occurring after the balance sheet date.

Annex A
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
dated as of December 13, 2021
among
RENTOKIL INITIAL PLC,
RENTOKIL INITIAL US HOLDINGS, INC.,
LETO HOLDINGS I, INC.,
LETO HOLDINGS II, LLC
and
TERMINIX GLOBAL HOLDINGS, INC.

A-i

A-ii

EXHIBITS
Exhibit A – Form of Parent Tax Certificate
Exhibit B – Form of Company Tax Certificate

A-iii

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 13, 2021 is by and among Rentokil Initial plc, a public limited company incorporated under the laws of England and Wales (“Parent”), Rentokil Initial US Holdings, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Bidco”), Leto Holdings I, Inc., a Delaware corporation and a direct, wholly owned Subsidiary of Bidco (“Merger Sub I”), Leto Holdings II, LLC, a Delaware limited liability company and a direct, wholly owned Subsidiary of Bidco (“Merger Sub II” and, together with Merger Sub I, “Merger Subs”) and Terminix Global Holdings, Inc., a Delaware corporation (the “Company”).
WHEREAS, the Board of Directors of the Company has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Mergers), (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s stockholders, and (iv) recommended the adoption of this Agreement by the Company’s stockholders;
WHEREAS, the Board of Directors (or a duly and unanimously authorized committee of the Board of Directors) of Parent has unanimously (i) determined that this Agreement and the transactions contemplated hereby would most likely promote the success of Parent for the benefit of its shareholders as a whole, (ii) approved this Agreement and the transactions contemplated hereby, (iii) resolved that the approval of this Agreement and the transactions contemplated hereby (including the resolutions required to be passed for the purposes of the Parent Shareholder Approval) be submitted to a vote at a meeting of Parent’s shareholders, and (iv) resolved to recommend the approval of this Agreement and the transactions contemplated hereby (including the resolutions required to be passed for the purposes of the Parent Shareholder Approval) by Parent’s shareholders;
WHEREAS, the Board of Directors of Bidco has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of Bidco and its stockholder and (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Mergers);
WHEREAS, the Board of Directors of Merger Sub I has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of Merger Sub I and its stockholder, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Mergers), and (iii) directed that this Agreement be submitted to its stockholder for its approval and adoption;
WHEREAS, the sole member of Merger Sub II has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of Merger Sub II and its sole member and (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Mergers);
WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Mergers, taken together, shall qualify (A) as a “reorganization” within the meaning of Section 368(a) of the Code and (B) for an exception to the general rule of Section 367(a)(1) of the Code, and (ii) this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder; and
WHEREAS, the Company, Parent, Bidco, Merger Sub I and Merger Sub II desire to make certain representations, warranties, covenants and agreements specified in this Agreement in connection with the transactions contemplated hereby (including the Mergers) and to prescribe certain conditions to the transactions contemplated hereby (including the Mergers).
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I
Definitions
Section 1.01   Definitions.
(a)   As used in this Agreement, the following terms have the following meanings:
“1933 Act” means the U.S. Securities Act of 1933.
“1934 Act” means the U.S. Securities Exchange Act of 1934.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.
“Antitrust Laws” means the Sherman Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act and all other federal, state and foreign Applicable Laws in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade or regulating foreign investment.
“Applicable Law(s)” means, with respect to any Person, any federal, state, foreign or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding on or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise in this Agreement. References to “Applicable Law” or “Applicable Laws” shall be deemed to include the Bribery Legislation, the Sanctions Laws, the Antitrust Laws and the U.K. Code.
“Bribery Legislation” means all Applicable Laws relating to the prevention of bribery, corruption and money laundering, including the United States Foreign Corrupt Practices Act of 1977, the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation, the U.K. Bribery Act 2010 and the U.K. Proceeds of Crime Act 2002.
“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or London, England are authorized or required by Applicable Law to remain closed.
“CA 2006” means the U.K. Companies Act 2006 and any statutory instruments made under it, and every statutory modification or re-enactment thereof for the time being in force.
“Code” means the U.S. Internal Revenue Code of 1986.
“Collective Bargaining Agreement” means any written or oral agreement, memorandum of understanding or other contractual obligation between the Company or any of its Subsidiaries and any labor organization or other authorized employee representative representing directors, officers, employees or individual independent contractors of the Company or any of its Subsidiaries.
“Companies House” means the U.K. Registrar of Companies.
“Company Acquisition Proposal” means any indication of interest, proposal or offer from any Person or Group, other than Parent and its Subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company or any of its Subsidiaries (including securities of Subsidiaries) equal to 20% or more of the consolidated assets of the Company, or to which 20% or more of the revenues or earnings of the Company on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, (ii) direct or indirect acquisition or issuance (whether in a single transaction or a series of related transactions) of 20% or more of the outstanding voting power of the Company or the outstanding shares of Company Common Stock, (iii) tender offer or exchange offer that, if consummated, would result in such Person or Group beneficially owning 20% or more of the outstanding voting power of the Company or the outstanding shares of Company Common Stock, or (iv) merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction or series of related transactions involving the Company or any of its Subsidiaries, under which such Person or Group or, in the case of clause (B), the stockholders or equityholders of any such Person or Group would acquire, directly or indirectly, (A) assets equal to 20% or more of the consolidated assets of the Company, or to which 20% or more of the revenues or earnings of the Company on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, or (B) beneficial ownership of 20% or more of the outstanding voting power of the Company or the surviving or resulting entity in such transaction, 20% or more of the outstanding equity or voting securities of the surviving or resulting entity in such transaction or 20% or more of the outstanding shares of Company Common Stock.
“Company Balance Sheet” means the unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2021, and the footnotes to such consolidated balance sheet, in each case set forth in the Company’s report on Form 10-Q for the fiscal quarter ended June 30, 2021.
“Company Balance Sheet Date” means June 30, 2021.
“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.
“Company Disclosure Schedule” means the Company Disclosure Schedule delivered to Parent on the date of this Agreement.
“Company Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written, (A) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Subsidiaries for the current or future benefit of any director, officer, employee or individual consultant (including any former director, officer, employee or individual consultant) of the Company or any of its Subsidiaries or (B) for which the Company or any of its Subsidiaries has any direct or indirect liability and, in each case, other than any plan, program and other arrangement sponsored by any Governmental Authority.
“Company Equity Awards” means the Company Stock Options, the Company RSU Awards, the Company PSU Awards and the Company DSE Awards.
“Company ESPP” means the Company’s Employee Stock Purchase Plan, as amended and restated.
“Company Intellectual Property” means any and all Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.
“Company Intervening Event” means any material event, change, effect, development or occurrence that (i) was not known or reasonably foreseeable to the Board of Directors of the Company as of or prior to the date of this Agreement and (ii) does not relate to or involve (A) any Company Acquisition Proposal, (B) any change in the market price or trading volume of the Company Common Stock (provided, that the underlying cause of such change may be taken into account, to the extent otherwise permitted by this definition), (C) any event, change or circumstance relating to Parent or any of its Affiliates (unless such event, change or circumstance constitutes a Parent Material Adverse Effect), (D) any change in conditions generally (including any regulatory changes) affecting the industries or sectors in which the Company, Parent or any of their respective Subsidiaries operates, (E) clearance of the Mergers under the Antitrust Laws or any matters relating thereto or arising therefrom, (F) the taking of any action required or expressly contemplated by this Agreement or (G) the fact, in and of itself, that the Company or any of its Subsidiaries has met or exceeded any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (provided, that the underlying cause thereof may be taken into account, to the extent otherwise permitted by this definition).
“Company Material Adverse Effect” means any event, change, effect, circumstance, fact, development or occurrence that has a material adverse effect on the business, operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, that no event, change, effect, circumstance, fact, development or occurrence to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect: (i) any changes in general United States or global economic conditions or other general business, financial or market conditions, (ii) any changes in conditions generally affecting the industries in which the Company or any of its Subsidiaries operates, (iii) fluctuations in the value of any currency, (iv) any decline, in and of itself, in the market price or trading volume of the Company Common Stock (provided, that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (v) regulatory, legislative or political conditions or conditions in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction, (vi) any failure, in and of itself, by the Company or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (provided, that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (vii) the execution and delivery of this Agreement, the public announcement or the pendency of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement (including the Mergers), the taking of any action required or expressly contemplated by this Agreement, including any actions that may be required by Section 8.02 (other than, to the extent not excluded by another clause of this definition, the Company’s compliance with its obligations pursuant to Section 6.01(a), except to the extent that Parent has unreasonably withheld a consent under Section 6.01(a)) or the identity of, or any facts or circumstances relating to Parent or any of its Subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with Governmental Authorities, customers, franchisees, suppliers, partners, officers, employees or other material business relations (provided, that the foregoing shall not apply with respect to any representation or warranty that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby (including Section 4.04(c)) or with respect to the condition to Closing contained in Section 9.02(b), to the extent it relates to such representations and warranties), (viii) any adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposal of any Applicable Law (or the interpretation thereof) of or by any Governmental Authority, (ix) any changes or prospective changes in GAAP (or authoritative interpretations thereof), (x) geopolitical conditions, the outbreak or escalation of hostilities, civil or political unrest, any acts of war, sabotage, cyberattack or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyberattack or terrorism threatened or underway as of the date of this Agreement, (xi) any reduction in the credit rating of the Company or any of its Subsidiaries (it being understood and agreed that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such reduction that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (xii) any epidemic, plague, pandemic (including COVID-19) or other outbreak of illness or public health event, hurricane, earthquake, flood, calamity or other natural disasters, acts of God or any change resulting from weather conditions (or any worsening of any of the foregoing), including the response of governmental and non-governmental entities (including COVID-19 Measures), (xiii) any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of Applicable Law relating to this Agreement or the transactions contemplated hereby (including the Mergers) or (xiv) the matters set forth in Section 1.01(a) of the Company Disclosure Schedule, except that the matters referred to in clauses (i), (ii), (iii), (v), (viii), (ix), (x) or (xii) may be taken into account (to the extent not excluded by another clause of this definition) to the extent that the impact of any such event, change, effect, circumstance, fact, development or occurrence on the Company and its Subsidiaries, taken as a whole, is disproportionately adverse relative to the adverse impact of such event, change, effect, circumstance, fact, development or occurrence on the other participants in the industry in which the Company and its Subsidiaries operate, and then solely to the extent of such disproportionality.
“Company Stock Plans” means the Company’s Stock Incentive Plan, as amended and restated as of October 25, 2012, and the Company’s 2014 Omnibus Incentive Plan, as amended and restated as of April 27, 2015.
“Company Superior Proposal” means any bona fide, written Company Acquisition Proposal made after the date of this Agreement, in circumstances not involving a breach of this Agreement, from any Person (other than Parent and its Subsidiaries or Affiliates) to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or similar acquisition transaction, (i) all or substantially all of the non-”cash or cash equivalent” assets of the Company or (ii) more than fifty percent (50%) of the outstanding shares of Company Common Stock on terms that the Board of Directors of the Company determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all the terms and conditions of the Company Acquisition Proposal that the Board of Directors of the Company considers to be appropriate (including the identity of the Person making the Company Acquisition Proposal and the expected timing and likelihood of consummation, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations), break-up fees, expense reimbursement provisions, conditions to consummation and availability of necessary financing (including, if a cash transaction (in whole or in part), the availability of such funds and the nature, terms and conditionality of any committed financing)), would result in a transaction that is more favorable to the Company’s stockholders than the Mergers and is reasonably capable of being completed on the terms proposed.
“Consent” means any consent, approval, waiver, license, permit, variance, exemption, franchise, clearance, authorization, acknowledgment, Order or other confirmation.
“Contract” means any contract, agreement, obligation, understanding or instrument, lease, license or other legally binding commitment or undertaking of any nature that is or is intended to be legally binding.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or other epidemics, pandemic or disease outbreaks.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Applicable Law, decree, judgment, injunction or other Order, directive, guidelines or recommendations by any Governmental Authority or industry group in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES Act).

“Credit Agreement” means the Credit Agreement, dated as of July 1, 2014, by and among The Terminix Company, LLC, the lenders and other parties thereto from time to time and JPMorgan Chase Bank, as administrative and collateral agent, as amended by the First Amendment, dated as of April 1, 2015, the Second Amendment, dated as of August 17, 2015, the Third Amendment, dated as of November 8, 2016, the Fourth Amendment, dated as of November 5, 2019 and the Fifth Amendment, dated as of September 30, 2020, and as further amended, amended and restated, supplemented or otherwise modified from time to time.
“DTRs” means the disclosure guidance and transparency rules made by the FCA acting under Part VI of FSMA (as set out in the FCA Handbook published by the FCA).
“Environmental Law” means any Applicable Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Substances.
“Environmental Permits” means all permits, licenses, franchises, consents (including consents required by Contract), variances, exemptions, orders, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Law and affecting, or relating to, the business of the Company or any of its Subsidiaries, or the business of Parent or any of its Subsidiaries, as applicable.
“Equity Award Exchange Ratio” means the sum, rounded to four decimal places, equal to (i) the Exchange Ratio, plus (ii) the quotient of (A) the Per Share Cash Amount, and (B) the Parent ADS Price.
“Equity Securities” means, with respect to any Person, (i) any shares of capital stock or other voting securities of, or other ownership interest in, such Person, (ii) any securities of such Person convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, such Person or any of its Subsidiaries, (iii) any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for capital stock or other voting securities of, or other ownership interests in, such Person or any of its Subsidiaries, or (iv) any restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, other membership, partnership or other ownership interests in, such Person or any of its Subsidiaries.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means, with respect to any entity, any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.
“Excepted Stockholder” means any stockholder of the Company that would be a “five-percent transferee shareholder” of Parent within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii) following the Mergers that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8(c).
“FCA” means the United Kingdom Financial Conduct Authority.
“FCPA” means the Foreign Corrupt Practices Act of 1977.
“Filing” means any registration, petition, statement, application, schedule, form, declaration, notice, notification, report, submission or other filing.
“Financing Related Parties” means the Financing Sources and their respective Affiliates, together with their and their respective Affiliates’ officers, directors, employees, controlling persons, agents and representatives.

“Financing Sources” means the Persons that have entered into or will enter into commitment letters, credit agreements, indentures or other agreements with Parent and/or one or more subsidiaries of Parent in connection with the Debt Financing or any Alternate Debt Financing, including any applicable agents, arrangers, lenders, underwriters, initial purchasers and other entities that provide or arrange all or part of the Debt Financing or any Alternate Debt Financing and their respective successors and assigns; provided, that neither Parent nor any Affiliate of Parent shall be a Financing Source.
“FRC” means the U.K. Financial Reporting Council.
“FSMA” means the U.K. Financial Services and Markets Act 2000.
“GAAP” means United States generally accepted accounting principles.
“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority and any arbitral tribunal.
“Group” means a “group” as defined in Section 13(d) of the 1934 Act.
“Hazardous Substance” means any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning under any Environmental Law or that is otherwise regulated by any Governmental Authority with jurisdiction over the environment or natural resources, including petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.
“Intellectual Property Rights” means any and all common law or statutory rights anywhere in the world arising under or associated with: (i) patents, patent applications (including all divisions, continuations, continuations-in-part, reissues and reexaminations, and any extensions and counterparts of patents), statutory invention registrations, registered designs, and similar or equivalent rights in inventions (“Patents”); (ii) trademarks, service marks, trade dress, trade names, logos, and other designations or indicia of origin, including all goodwill and all registrations and applications relating to the foregoing (“Marks”); (iii) domain names, uniform resource locators, Internet Protocol addresses, social media handles, and other names, identifiers, and locators associated with Internet addresses, sites, and services; (iv) registered and unregistered copyrights and any other equivalent rights in works of authorship (whether or not registerable, including rights in software as a work of authorship) and any other related rights of authors, all registrations and applications to register the same, and all renewals, extensions, reversions, restorations, derivative works and moral rights in connection with the foregoing (“Copyrights”); (v) trade secrets and industrial secret rights, and rights in know-how, data and confidential or proprietary business or technical information, including formulations, formulae, technical, research, clinical and other data, in each case, that derives independent economic value, whether actual or potential, from not being known to other Persons (“Trade Secrets”); and (vi) other similar or equivalent intellectual property or proprietary rights anywhere in the world.
“IRS” means the U.S. Internal Revenue Service.
“IT Assets” means computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, including all documentation related to the foregoing, owned by, or licensed or leased to the Company or any of its Subsidiaries.

“knowledge” means (i) with respect to the Company, the actual knowledge of those individuals set forth in Section 1.01(b) of the Company Disclosure Schedule and (ii) with respect to Parent, the actual knowledge of those individuals set forth in Section 1.01 of the Parent Disclosure Schedule. None of the individuals set forth in Section 1.01(b) of the Company Disclosure Schedule or Section 1.01 of the Parent Disclosure Schedule shall have any personal liability or obligations regarding such knowledge.
“Licensed Intellectual Property” means any and all Intellectual Property Rights owned by a Third Party and licensed (including sublicensed) or otherwise granted to the Company of any of its Subsidiaries.
“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, license, sublicense, charge, security interest or other encumbrance of any kind in respect of such property or asset.
“Listing Rules” means the listing rules made by the FCA pursuant to Part VI of the FSMA and contained in the FCA’s publication of the same name.
“LSE” means London Stock Exchange plc.
“MAR” means onshored Regulation (EU) (No 596/2014) as it forms part of the law of the U.K. by virtue of the European Union (Withdrawal) Act 2018 (as amended), as supplemented by The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310).
“Merger Consideration” means, with respect to any share of Company Common Stock (other than any Excluded Share), the Parent ADSs to be issued, and cash payable, to the holder of such share of Company Common Stock upon the conversion of such share pursuant to Section 2.03(a), as applicable.
“Multiemployer Plan” means a “multiemployer plan” as defined in Section 3(37) of ERISA.
“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).
“Parent Acquisition Proposal” means any indication of interest, proposal or offer from any Person or Group, other than the Company and its Subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Parent or any of its Subsidiaries (including securities of Subsidiaries) equal to 50% or more of the consolidated assets of Parent, or to which 50% or more of the revenues or earnings of Parent on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, (ii) direct or indirect acquisition or issuance (whether in a single transaction or a series of related transactions) of 50% or more of the outstanding voting power of Parent or the Parent Ordinary Shares, (iii) tender offer or exchange offer that, if consummated, would result in such Person or Group beneficially owning 50% or more of the outstanding voting power of Parent or the Parent Ordinary Shares, or (iv) merger, consolidation, share exchange, business combination, scheme of arrangement, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction or series of related transactions involving Parent or any of its Subsidiaries, under which such Person or Group or, in the case of clause (B), the stockholders or equityholders of any such Person or Group would acquire, directly or indirectly, (A) assets equal to 50% or more of the consolidated assets of Parent, or to which 50% or more of the revenues or earnings of Parent on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, or (B) beneficial ownership of 50% or more of the outstanding voting power of Parent or the surviving or resulting entity in such transaction, 50% or more of the outstanding equity or voting securities of the surviving or resulting entity in such transaction or 50% or more of the outstanding Parent Ordinary Shares.
“Parent ADS” means an American depositary share of Parent representing a beneficial interest in five (5) Parent Ordinary Shares.

“Parent ADS Price” means an amount (rounded down to the nearest cent) equal to the product of (i) five (5) and (ii) the product of (x) the volume weighted average price (in GBP, expressed in whole pounds sterling and pence, to four decimal places) of Parent Ordinary Shares on LSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company in good faith) for the trading day that is two trading days prior to the Closing Date (or such other date as may be mutually agreed to by Parent and the Company) and (y) the daily spot GBP/USD exchange rate as reported by the Bank of England (or, if not reported thereby, by another authoritative source mutually selected by Parent and the Company in good faith) for the trading day that is two trading days prior to the Closing Date (or such other date as may be mutually agreed to by Parent and the Company).
“Parent Balance Sheet” means the unaudited consolidated balance sheet of Parent and its Subsidiaries as of June 30, 2021, and the footnotes to such consolidated balance sheet, in each case set forth in Parent FCA Documents.
“Parent Balance Sheet Date” means June 30, 2021.
“Parent Disclosure Schedule” means the Parent Disclosure Schedule delivered to the Company on the date of this Agreement.
“Parent Equity Awards” means the Parent Performance Share Awards and the Parent Deferred Bonus Awards.
“Parent Intervening Event” means any material event, change, effect, development or occurrence that (i) was not known or reasonably foreseeable to the Board of Directors of Parent as of or prior to the date of this Agreement and (ii) does not relate to or involve (A) any Parent Acquisition Proposal, (B) any change in the market price or trading volume of Parent Ordinary Shares (provided, that the underlying cause of such change may be taken into account, to the extent otherwise permitted by this definition), (C) any event, change or circumstance relating to the Company or any of its Affiliates (unless such event, change or circumstance constitutes a Company Material Adverse Effect), (D) any change in conditions generally (including any regulatory changes) affecting the industries or sectors in which the Company, Parent or any of their respective Subsidiaries operates, (E) clearance of the Mergers under the Antitrust Laws or any matters relating thereto or arising therefrom, (F) the taking of any action required or expressly contemplated by this Agreement or (G) the fact, in and of itself, that Parent or any of its Subsidiaries has met or exceeded any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (provided, that the underlying cause thereof may be taken into account, to the extent otherwise permitted by this definition).
“Parent Material Adverse Effect” means any event, change, effect, circumstance, fact, development or occurrence that has a material adverse effect on the business, operations or financial condition of Parent and its Subsidiaries, taken as a whole; provided, that no event, change, effect, circumstance, fact, development or occurrence to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect: (i) any changes in general United States or global economic conditions or other general business, financial or market conditions, (ii) any changes in conditions generally affecting the industries in which Parent or any of its Subsidiaries operates, (iii) fluctuations in the value of any currency, (iv) any decline, in and of itself, in the market price or trading volume of the Parent Ordinary Shares (provided, that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Parent Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect), (v) regulatory, legislative or political conditions or conditions in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction, (vi) any failure, in and of itself, by Parent or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (provided, that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Parent Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect), (vii) the execution and delivery of this Agreement, the public announcement or the pendency of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement (including the Mergers), the taking of any action required or expressly contemplated by this Agreement, including any actions that may be required by Section 8.02 (other than, to the extent not excluded by another clause of this definition, Parent’s compliance with its obligations pursuant to Section 7.01(a), except to the extent that the Company has unreasonably withheld a consent under Section 7.01(a)) or the identity of, or any facts or circumstances relating to the Company or any of its Subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with Governmental Authorities, customers, suppliers, partners, officers, employees or other material business relations (provided, that the foregoing shall not apply with respect to any representation or warranty that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby (including Section 5.04(c)) or with respect to the condition to Closing contained in Section 9.03(b), to the extent it relates to such representations and warranties), (viii) any adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposal of any Applicable Law (or the interpretation thereof) of or by any Governmental Authority, (ix) any changes or prospective changes in IFRS (or authoritative interpretations thereof), (x) geopolitical conditions, the outbreak or escalation of hostilities, civil or political unrest, any acts of war, sabotage, cyberattack or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyberattack or terrorism threatened or underway as of the date of this Agreement, (xi) any reduction in the credit rating of Parent or any of its Subsidiaries (it being understood and agreed that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such reduction that are not otherwise excluded from the definition of Parent Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect), (xii) any epidemic, plague, pandemic (including COVID-19) or other outbreak of illness or public health event, hurricane, earthquake, flood, calamity or other natural disasters, acts of God or any change resulting from weather conditions (or any worsening of any of the foregoing), including the response of governmental and non-governmental entities (including COVID-19 Measures) or (xiii) any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of Applicable Law relating to this Agreement or the transactions contemplated hereby (including the Mergers), except that the matters referred to in clauses (i), (ii), (iii), (v), (viii), (ix), (x) or (xii) may be taken into account (to the extent not excluded by another clause of this definition) to the extent that the impact of any such event, change, effect, circumstance, fact, development or occurrence on Parent and its Subsidiaries, taken as a whole, is disproportionately adverse relative to the adverse impact of such event, change, effect, circumstance, fact, development or occurrence on the other participants in the industries in which Parent and its Subsidiaries operate, and then solely to the extent of such disproportionality.
“Parent Ordinary Shares” means the ordinary shares, par value £0.01 per share, of Parent.
“Parent Prospectus” means a prospectus to be approved by the FCA and published by the Parent in accordance with PR 3.2 of the Prospectus Regulation Rules in connection with the transactions contemplated hereby, including any supplement or amendment thereto.
“Parent Shares Admission” means the admission of the Parent Ordinary Shares underlying the Parent ADSs issuable pursuant to the First Merger (i) to the premium segment of the Official List and (ii) to trading on the LSE’s main market for listed securities.
“Parent Stock Plans” means Parent’s Performance Share Plan and Parent’s Deferred Bonus Plan.
“Parent Superior Proposal” means any bona fide, written Parent Acquisition Proposal made after the date of this Agreement, in circumstances not involving a breach of this Agreement, from any Person (other than the Company and its Subsidiaries or Affiliates) to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or similar acquisition transaction (including a scheme of arrangement), (i) all or substantially all of the non-”cash or cash equivalent” assets of Parent or (ii) more than fifty percent (50%) of the outstanding Parent Ordinary Shares on terms that the Board of Directors of Parent determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all the terms and conditions of the Parent Acquisition Proposal that the Board of Directors of Parent considers to be appropriate (including the identity of the Person making the Parent Acquisition Proposal and the expected timing and likelihood of consummation, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations), break-up fees, expense reimbursement provisions, conditions to consummation and availability of necessary financing (including, if a cash transaction (in whole or in part), the availability of such funds and the nature, terms and conditionality of any committed financing)), would result in a transaction that is more favorable to Parent’s shareholders than the Mergers and is reasonably capable of being completed on the terms proposed.
“PBGC” means the Pension Benefit Guaranty Corporation.
“Permitted Lien” means (i) any Liens for utilities or Taxes (A) not yet due and payable or (B) which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established in accordance with GAAP, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) gaps in the chain of title evident from the records of the applicable Governmental Authority maintaining such records, easements, rights-of-way, covenants, restrictions and other encumbrances of record as of the date of this Agreement, (v) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business that do not materially detract from the value or the use of the property subject thereto, (vi) statutory landlords’ liens and liens granted to landlords under any lease, (vii) non-exclusive licenses of Intellectual Property Rights granted to customers in the ordinary course of business, (viii) any purchase money security interests, equipment leases or similar financing arrangements arising in the ordinary course of business, (ix) any Liens which are disclosed on the Company Balance Sheet (in the case of Liens applicable to the Company or any of its Subsidiaries) or the Parent Balance Sheet (in the case of Liens applicable to Parent or any of its Subsidiaries), or the notes thereto, (x) any Liens that are discharged at or prior to the Closing or (xi) any Liens that are not material to the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, taken as a whole.
“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality of such government or political subdivision.
“Personal Data” means any and all information or data that, alone or in combination with other information or data held or accessible by the Company or its Subsidiaries, identifies, or could reasonably be used to identify, contact or locate, a natural person, household or specific device, or that is otherwise identifiable with a natural person, household or specific device. “Personal Data” also has the meaning ascribed to any similar term under any Privacy Legal Requirement or Privacy Commitment (e.g. “personally identifiable information”, “personal information” and “PII”).
“Privacy Commitments” means (a) any contractual obligations with respect to Personal Data, and (b) any commitment (including any external privacy policy), in each case, with respect to the collection, maintenance, privacy, protection, security, storage, use, transfer or other processing of Personal Data.
“Privacy Legal Requirement” means any and all Applicable Laws that pertain to collection, maintenance, privacy, protection, security, storage, use, transfer or other processing of Personal Data, including (i) the California Consumer Privacy Act, (ii) U.S. state data security laws and regulations such as the New York SHIELD Act, the Massachusetts Standards for the protection of personal information of residents of the Commonwealth, 201 CMR 17, all state data breach notification laws, and state biometric privacy laws, (iii) applicable requirements of comparable state and foreign Applicable Laws such as the EU Data Protection Directive 95/46/EC of 24 October 1995, the EU General Data Protection Regulation 2016/679/EU of April 27, 2016 and all corresponding member state legislation, the EU ePrivacy Directive 2002/58/EC of 12 July 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector as amended by Directive 2006/24/EC and Directive 2009/136/EC and the related implementing legislation of the EU Member States, (iv) The United Kingdom’s Data Protection Act 2018, (v) Section 5 of the Federal Trade Commission Act as it applies to the receipt, access, use, disclosure, and security of consumer Personal Data, (vi) the Swiss Federal Act on Data Protection of June 19, 1992 (DPA) and its ordinances, (vii) the Japanese Act on the Protection of Personal Information, and (viii) CAN-SPAM, the Telephone Consumer Protection Act, Canada’s anti-spam legislation and other similar Applicable Laws.
“Prospectus Regulation” means Regulation (EU) No 2017/1129 of the European Parliament and of the Council of 14 June 2017 as it forms part of the law of the U.K. by virtue of the European Union (Withdrawal) Act 2018 (as amended) and underlying legislation on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market.
“Prospectus Regulation Rules” means the prospectus regulation rules made by the FCA pursuant to Part VI of FSMA (as set out in the FCA Handbook published by the FCA).
“Registered Intellectual Property” means any and all United States, international or foreign (i) Patents and Patent applications (including provisional applications, divisionals, reissues, reexaminations, continuations and continuations-in-part), (ii) registered Marks and applications to register Marks, (iii) registered Copyrights and applications for Copyright registration, (iv) registered domain names and (v) any other Intellectual Property Rights that are subject to any filing or recording with any state, provincial, federal, government or other public or quasi-public legal authority.
“Representatives” means, with respect to any Person, its officers, directors, employees, investment bankers, attorneys, accountants, auditors, consultants and other agents, advisors and representatives.
“Required Information” means in relation to any party such information with respect to the business, operations, trading, financial condition, projections, prospects, significant changes, risks, material contracts or material disputes of, or any persons associated with, such party (including expressions of opinion, intention or expectation in relation to any of the foregoing).
“Sanctioned Country” means any of Crimea, Cuba, Iran, North Korea, Sudan, and Syria.
“Sanctioned Person” means any Person with whom dealings are restricted or prohibited under any Sanctions Laws, including the Sanctions Laws of the United States, the United Kingdom, the European Union or the United Nations, including (i) any Person identified in any list of Sanctioned Persons maintained by (A) the United States Department of Treasury, Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security or the United States Department of State, (B) Her Majesty’s Treasury of the United Kingdom, (C) any committee of the United Nations Security Council, or (D) the European Union, (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country and (iii) any Person directly or indirectly 50% or more owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii).
“Sanctions Laws” means all Applicable Laws concerning economic sanctions, including embargoes, export restrictions, the ability to make or receive international payments, the freezing or blocking of assets of targeted Persons, the ability to engage in transactions with specified Persons or countries or the ability to take an ownership interest in assets of specified Persons or located in a specified country, including any Applicable Laws threatening to impose economic sanctions on any person for engaging in proscribed behavior.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the U.S. Securities and Exchange Commission.
“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such Person. For purposes of this Agreement, a Subsidiary shall be considered a “wholly owned Subsidiary” of a Person as long as such Person directly or indirectly owns all of the securities or other ownership interests (excluding any securities or other ownership interests held by an individual director or officer required to hold such securities or other ownership interests pursuant to Applicable Law) of such Subsidiary.
“Tax” means any income, gross receipts, franchise, sales, use, ad valorem, property, payroll, withholding, excise, severance, transfer, employment, estimated, alternative or add-on minimum, value added, stamp, occupation, premium, environmental or windfall profits taxes, and any other taxes or similar charges, fees, levies, imposts, customs, duties or other assessments, together with any interest, penalties and additions to tax, in each case, imposed in respect thereof by any federal, state, local, non-U.S. or other Governmental Authority.
“Tax Return” means any report, return, document, statement, declaration or other information filed or required to be filed with any Taxing Authority with respect to Taxes, including information returns, claims for refunds, and any documents with respect to or accompanying payments of estimated Taxes, and including any attachment thereto and any amendment thereof.
“Taxing Authority” means any Governmental Authority responsible for the imposition or collection of any Tax.
“Third Party” means any Person or Group, other than the Company, Parent or any of their respective Affiliates or Representatives.
“U.K. Code” means the United Kingdom City Code on Takeovers and Mergers.
“VAT” means (i) any tax charged or imposed pursuant to Council Directive 2006/112/EC or any national legislation implementing such Directive, (ii) any value added tax imposed by the U.K. Value Added Tax Act 1994 and any related secondary legislation, in each case as may be amended or substituted from time to time, and (iii) any other tax of a similar nature, whether imposed in substitution for, or levied in addition to, such tax referred to in (i) or (ii) above, or imposed elsewhere.
“Willful Breach” means a material breach of this Agreement that is the result of a willful or intentional act or failure to act where the breaching party knows, or could reasonably be expected to have known, that the taking of such act or failure to act could result in a material breach of this Agreement.
(b)   Each of the following terms is defined in the Section set forth opposite such term:
Term	Section
Actions	11.08(b)
Adjustment Amount	10.03(k)(ii)(B)
ADR	2.13
ADR Facility	2.13
ADS Depository	2.13
Affected Employees	7.05(a)
Agreement	Preamble
Alternate Debt Financing	6.03(a)
Assumed Option	2.08(a)(ii)

Term	Section
Assumed PSU Award	2.08(c)
Assumed RSU Award	2.08(b)(ii)
Available Cash Election Amount	2.03(a)(ii)
Available Stock Election Amount	2.03(a)(i)
Bankruptcy and Equity Exceptions	4.02(a)
Benefits Continuation Period	7.05(a)
Bidco	Preamble
Burdensome Condition	8.02(e)
Cancellation	2.03(a)
Cash Electing Company Share	2.03(a)(ii)
Cash Election	2.03(a)(ii)
Cash Election Amount	2.03(a)(ii)
Cash Election Consideration	2.03(a)(ii)
Certificate	2.03(d)
Claim Expenses	7.04(a)
Closing	2.01
Closing Date	2.01
Company	Preamble
Company 401(k) Plan	7.05(d)
Company Additional Amounts	10.03(i)
Company Adverse Recommendation Change	6.02(a)
Company Approval Time	6.02(b)
Company Board Recommendation	4.02(b)
Company DSE Award	2.08(d)
Company Material Contract	4.15(a)
Company No Vote Reimbursement	10.03(f)
Company Organizational Documents	4.01
Company Payment	10.03(h)
Company Permits	4.13
Company Preferred Stock	4.05(a)
Company PSU Award	2.08(c)
Company Registered IP	4.19(a)
Company RSU Award	2.08(b)
Company SEC Documents	4.07(a)
Company Stock Option	2.08(a)
Company Stockholder Approval	4.02(a)
Company Stockholder Meeting	8.04(a)
Company Tax Certificate	8.11(b)
Company Tax Counsel	9.03(d)
Company Termination Payment	10.03(a)
Confidentiality Agreement	8.01(a)
Copyrights	1.01(a)
Custodian	2.13
D&O Claim	7.04(a)
D&O Indemnified Parties	7.04(a)

Term	Section
D&O Indemnifying Parties	7.04(a)
Debt Commitment Letter	5.19(a)
Debt Financing	5.19(a)
Deposit Agreement	2.13
Designated Director	8.09
DGCL	2.02(a)
Dissenting Shares	2.07
Dissenting Stockholders	2.07
DLLCA	2.02(a)
Election Deadline	2.05(b)
End Date	10.01(b)(i)
Exchange Agent	2.06(a)
Exchange Agent Agreement	2.06(a)
Exchange Fund	2.06(a)
Exchange Ratio	2.03(a)(i)
Excluded Shares	2.03(a)
Existing Parent ADSs	5.05(a)
Financing Amount	5.19(b)
Financing Source Provisions	11.03(c)
First Certificate of Merger	2.02(a)
First Effective Time	2.02(a)
First Merger	2.02(b)
First Required Sale	8.12
First Surviving Corporation	2.02(b)
Foreign Antitrust Laws	4.03
Form F-4	8.03(a)
Form F-6	8.03(a)
Form of Election	2.05(b)
internal controls	4.07(h)
Lease	4.20
Mailing Date	2.05(b)
Marks	1.01(a)
Maximum Premium	7.04(b)
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Mergers	2.02(b)
New Company Plans	7.05(b)
Non-Electing Company Share	2.05(b)
Non-U.S. Plan	4.17(i)
NYSE	4.03
Parent	Preamble
Parent 401(k) Plan	7.05(d)
Parent Additional Amounts	10.03(i)
Parent ADS Issuance	5.02(a)

Term	Section
Parent Adverse Recommendation Change	7.02(a)
Parent Approval Time	7.02(b)
Parent Board Recommendation	5.02(b)
Parent Circular	8.03(a)
Parent Deferred Bonus Awards	5.05(a)
Parent FCA Documents	5.07(a)
Parent No Vote Reimbursement	10.03(e)
Parent Organizational Documents	5.01
Parent Payment	10.03(h)
Parent Performance Share Awards	5.05(a)
Parent Permits	5.13
Parent Shareholder Approval	5.02(a)
Parent Shareholder Meeting	8.04(b)
Parent Tax Certificate	8.11(b)
Parent Termination Payment	10.03(c)
Patents	1.01(a)
Payment	10.03(n)
Per Share Cash Amount	2.03(a)(i)
principal executive officer	4.07(g)
principal financial officer	4.07(g)
Prorated Cash Amount	2.03(a)(ii)
Prorated Stock Amount	2.03(a)(i)
Prospective Closing Date	2.01
Proxy Statement/Prospectus	8.03(a)
Regulation S-K	4.11
Regulation S-X	6.01(b)(xi)
Required Sales	8.12
Second Certificate of Merger	2.02(a)
Second Effective Time	2.02(a)
Second Merger	2.02(b)
Second Required Sale	8.12
Senior Leadership	4.18(d)
Specified Business	8.02(e)
Stock Electing Company Share	2.03(a)(i)
Stock Election	2.03(a)(i)
Stock Election Amount	2.03(a)(i)
Stock Election Consideration	2.03(a)(i)
Surviving Company	2.02(b)
Trade Secrets	1.01(a)
Transaction Litigation	8.07
Uncertificated Share	2.03(d)
Vested Award Consideration	2.08(a)(i)
Vested Option Consideration	2.08(a)(ii)
Section 1.02   Other Definitional and Interpretative Provisions.   The following rules of interpretation shall apply to this Agreement: (i) the words “hereof”, “hereby”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the table of contents and captions in this Agreement are included for convenience of reference only and shall be ignored in the construction or interpretation hereof; (iii) references to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement unless otherwise specified; (iv) all Exhibits and schedules annexed to this Agreement or referred to in this Agreement, including the Company Disclosure Schedule and the Parent Disclosure Schedule, are incorporated in and made a part of this Agreement as if set forth in full in this Agreement; (v) any capitalized term used in any Exhibit or schedules annexed to this Agreement, including the Company Disclosure Schedule or the Parent Disclosure Schedule, but not otherwise defined therein shall have the meaning set forth in this Agreement; (vi) any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and references to any gender shall include all genders; (vii) whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import; (viii) “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (ix) references to any Applicable Law shall be deemed to refer to such Applicable Law as amended from time to time and to any rules or regulations promulgated thereunder; (x) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided, that with respect to any Contract listed on any schedule annexed to this Agreement, including the Company Disclosure Schedule or the Parent Disclosure Schedule, such references shall only include any such amendments, modifications or supplements that are made available to Parent or the Company, as applicable; (xi) references to any Person include the successors and permitted assigns of that Person; (xii) references to “from” or “through” any date mean, unless otherwise specified, “from and including” or “through and including”, respectively; (xiii) references to “dollars” and “$” means U.S. dollars; (xiv) references to “pounds” and “£” means United Kingdom pounds sterling; (xv) the term “made available” and words of similar import mean that the relevant documents, instruments or materials were (A) with respect to Parent, posted and made available to Parent on the Company’s due diligence data site (or in any “clean room” or as otherwise provided on an “outside counsel only” basis), or, with respect to the Company, posted or made available to the Company on Parent’s due diligence data site (or in any “clean room” or as otherwise provided on an “outside counsel only” basis), as applicable, in each case, at least one day prior to the date of this Agreement; (B) provided via electronic mail or in person at least one day prior to the date of this Agreement (including materials provided to outside counsel); or (C) publicly filed or furnished to the SEC or FCA prior to the date of this Agreement; (xvi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”; (xvii) “ordinary course of business” shall be understood to include any action reasonably taken or not taken in response to exigent circumstances (provided, that, with respect to such actions reasonably taken or not taken following the date hereof in reliance on this clause (xvii), to the extent permitted under Applicable Law and practicable under the circumstances, the Company and Parent shall provide prior notice to and consult in good faith with each other prior to taking such action); and (xviii) the parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
ARTICLE II
Closing; the Mergers
Section 2.01   Closing.   The closing of the Mergers (the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017 at 8:00 a.m., Eastern time, on (a) the fifth Business Day (the “Prospective Closing Date”) after the date the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of such conditions by the party or parties entitled to the benefit thereof at the Closing) have been satisfied or, to the extent permitted by Applicable Law, waived by the party or parties entitled to the benefit thereof or (b) if the Prospective Closing Date would fall on or after the End Date, then, on the Business Day immediately preceding the End Date, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree (the date on which the Closing occurs, the “Closing Date”).

Section 2.02   The Mergers.
(a)   At the Closing, (i) the Company shall file a certificate of merger (the “First Certificate of Merger”) with the Delaware Secretary of State and make all other filings or recordings required by the General Corporation Law of the State of Delaware (the “DGCL”) in connection with the First Merger and (ii) immediately following the filing of the First Certificate of Merger, Merger Sub II shall file a certificate of merger (the “Second Certificate of Merger”) with the Delaware Secretary of State and make all other filings or recordings required by the DGCL and Limited Liability Company Act of the State of Delaware (the “DLLCA”) in connection with the Second Merger. The First Merger shall become effective at such time (the “First Effective Time”) as the First Certificate of Merger is duly filed with the Delaware Secretary of State (or at such later time as Parent and the Company shall agree and is specified in the First Certificate of Merger) and the Second Merger shall become effective at such time (the “Second Effective Time”) as the Second Certificate of Merger is duly filed with the Delaware Secretary of State (or at such later time as Parent and the Company shall agree and is specified in the Second Certificate of Merger, but in any event immediately following the First Effective Time).
(b)   (i) At the First Effective Time, Merger Sub I shall be merged with and into the Company in accordance with the DGCL (the “First Merger”), whereupon the separate existence of Merger Sub I shall cease and the Company shall be the surviving corporation (the “First Surviving Corporation”), such that immediately following the First Merger, the First Surviving Corporation shall be a wholly owned direct subsidiary of Bidco and (ii) immediately following the First Merger, and as part of the same plan, at the Second Effective Time, the First Surviving Corporation shall be merged with and into Merger Sub II in accordance with the DGCL and DLLCA (the “Second Merger” and, together with the First Merger, the “Mergers”), whereupon the separate existence of the First Surviving Corporation shall cease and Merger Sub II shall be the surviving company (the “Surviving Company”), such that immediately following the Second Merger, the Surviving Company shall be a wholly owned direct subsidiary of Bidco.
(c)   (i) From and after the First Effective Time, the First Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub I, all as provided under the DGCL and (ii) from and after the Second Effective Time, the Surviving Company shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the First Surviving Corporation and Merger Sub II, all as provided under the DGCL and DLLCA.
Section 2.03   Conversion and Cancellation of Shares in the First Merger.   At the First Effective Time, by virtue of the First Merger and without any action on the part of Parent, Bidco, either Merger Sub, the Company or any holder of Company Common Stock, the common stock of Merger Sub I or limited liability interests in Merger Sub II:
(a)   other than shares of Company Common Stock to be cancelled pursuant to Section 2.03(b) and Dissenting Shares (such shares together with the shares of Company Common Stock to be cancelled pursuant to Section 2.03(b), collectively, the “Excluded Shares”), each share of Company Common Stock outstanding immediately prior to the First Effective Time shall be converted into the right to receive the following consideration and, immediately following such conversion, shall be automatically cancelled and cease to exist (the “Cancellation”):
(i)   each share of Company Common Stock with respect to which an election to receive stock consideration (a “Stock Election”) has been effectively made and not revoked or lost pursuant to Section 2.05 (each, a “Stock Electing Company Share”) and each Non-Electing Company Share shall be converted into the right to receive a number of Parent ADSs (the “Stock Election Consideration”) equal to (A) 1.0619 (the “Exchange Ratio”) plus (B) the quotient (rounded to four decimal places) of $11.00 (the “Per Share Cash Amount”) and the Parent ADS Price, subject to Section 2.10 with respect to fractional Parent ADSs; provided, however, that if the product of (i) the sum of the total number of Stock Electing Company Shares and Non-Electing Company Shares and (ii) the Stock Election Consideration (such product being the “Stock Election Amount”) exceeds the product of the Exchange Ratio and the total number of shares of Company Common Stock (other than Excluded Shares) issued and outstanding immediately prior to the First Effective Time (the “Available Stock Election Amount”), then each Stock Electing Company

Share and each Non-Electing Company Share shall be converted into the right to receive (x) a number of Parent ADSs (the “Prorated Stock Amount”) equal to the product (rounded to four decimal places) of (1) the Stock Election Consideration and (2) a fraction, the numerator of which shall be the Available Stock Election Amount and the denominator of which shall be the Stock Election Amount, subject to Section 2.10 with respect to fractional Parent ADSs and (y) an amount of cash (without interest) in USD (rounded down to the nearest cent) equal to the product of (1) (A) the Stock Election Consideration minus (B) the Prorated Stock Amount and (2) the Parent ADS Price; and
(ii)   each share of Company Common Stock with respect to which an election to receive cash consideration (a “Cash Election”) has been effectively made and not revoked or lost pursuant to Section 2.05 (each, a “Cash Electing Company Share”) shall be converted into the right to receive in cash, without interest, an amount in USD (rounded down to the nearest cent) (the “Cash Election Consideration”) equal to the sum of (A) the Per Share Cash Amount plus (B) the product of the Exchange Ratio and the Parent ADS Price; provided, however, that if the product of the number of Cash Electing Company Shares and the Cash Election Consideration (such product being the “Cash Election Amount”) exceeds the product of the Per Share Cash Amount and the total number of shares of Company Common Stock (other than Excluded Shares) issued and outstanding immediately prior to the First Effective Time (the “Available Cash Election Amount”), then each Cash Electing Company Share shall be converted into a right to receive (x) an amount of cash in USD (rounded down to the nearest cent) (the “Prorated Cash Amount”) without interest equal to the product of (1) the Cash Election Consideration and (2) a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Cash Election Amount and (y) a number of Parent ADSs equal to the quotient (rounded to four decimal places) of (1) (A) the Cash Election Consideration minus (B) the Prorated Cash Amount and (2) the Parent ADS Price, subject to Section 2.10 with respect to fractional Parent ADSs;
(b)   each share of Company Common Stock held by the Company as treasury stock or owned by Parent, Bidco or either Merger Sub immediately prior to the First Effective Time (other than any such shares owned by Parent, Bidco or either Merger Sub in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account) shall be cancelled and shall cease to exist, and no consideration shall be paid with respect thereto;
(c)   each share of common stock of Merger Sub I, par value $0.01 per share, issued and outstanding immediately prior to the First Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the First Surviving Corporation; and
(d)   all outstanding shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and (i) each share of Company Common Stock that was, immediately prior to the First Effective Time, represented by a certificate (each, a “Certificate”) and (ii) each uncertificated share of Company Common Stock that, immediately prior to the First Effective Time, was registered to a holder on the stock transfer books of the Company (an “Uncertificated Share”) shall (in each case, other than with respect to Excluded Shares) thereafter represent only the right to receive the Merger Consideration, any dividends or other distributions pursuant to Section 2.06(f) and any cash in lieu of any fractional Parent ADSs pursuant to Section 2.10, in each case to be issued or paid in accordance with Section 2.05, without interest, as applicable.
Section 2.04   Conversion of Shares in the Second Merger.   At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Parent, Bidco, either Merger Sub, the Company or any holder of common stock of the First Surviving Corporation or limited liability interests in Merger Sub II, (i) each limited liability company interest of Merger Sub II issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as a limited liability company interest of the Surviving Company and shall not be affected by the Second Merger and (ii) each share of common stock of the First Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be cancelled and shall cease to exist, and no consideration shall be paid with respect thereto, such that, immediately following the Second Merger, the Surviving Company shall be a direct wholly owned subsidiary of Bidco.

Section 2.05   Election Procedures.   (a) Each Person who is a record holder of shares of Company Common Stock (other than Excluded Shares) as of immediately prior to the First Effective Time shall be entitled to specify the number of such holder’s shares of Company Common Stock with respect to which such holder makes a Cash Election or a Stock Election in accordance with (and subject to) this Section 2.05.
(b)   Parent shall prepare and file as an exhibit to the Form F-4 a form of election in form and substance reasonably acceptable to the Company (the “Form of Election”). At least twenty (20) Business Days prior to the anticipated First Effective Time (the “Mailing Date”), Parent shall instruct the Exchange Agent to mail the Form of Election with the Proxy Statement/Prospectus to all Persons who are record holders of shares of Company Common Stock as of five (5) Business Days prior to the Mailing Date. The Form of Election shall be used by each record holder of shares of Company Common Stock (or, in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to make a Cash Election or a Stock Election. In the event that a holder fails to make a Cash Election or a Stock Election with respect to shares of Company Common Stock held or beneficially owned by such holder by the Election Deadline, then such holder shall be deemed to have made a Stock Election with respect to such shares (each such share, a “Non-Electing Company Share”). During the period from the mailing of the Form of Election and the Election Deadline, Parent shall use its reasonable best efforts to make the Form of Election available to all Persons who become at or prior to the Election Deadline (or who are expected to become at or prior to the Election Deadline) record holders of shares of Company Common Stock.
(c)   Any holder’s election shall have been properly made only if the Exchange Agent shall have received at its designated office by 5:00 p.m., New York City time, on the date that is three (3) Business Days preceding the Closing Date (the “Election Deadline”), a Form of Election properly completed and signed and accompanied by any additional documents required by the procedures set forth in the Form of Election. After a Cash Election or a Stock Election is validly made with respect to any shares of Company Common Stock (but, for the avoidance of doubt, excluding any Non-Electing Company Shares), no further registration of transfers of such shares shall be made on the stock transfer books of the Company, unless and until such Cash Election or Stock Election is properly revoked pursuant to Section 2.05(e) and any procedures set forth in the Form of Election.
(d)   Parent and the Company shall publicly announce the anticipated Election Deadline at least five (5) Business Days prior to the anticipated Election Deadline. If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.
(e)   Any Cash Election or Stock Election may be revoked with respect to all or a portion of the shares of Company Common Stock subject thereto by the holder who submitted the applicable Form of Election by written notice received by the Exchange Agent prior to the Election Deadline. In addition, all Cash Elections and Stock Elections shall automatically be revoked if this Agreement is terminated in accordance with Article X. If a Cash Election or Stock Election is revoked, the shares of Company Common Stock as to which such election previously applied shall be treated as Stock Electing Shares in accordance with Section 2.05(a) unless a new election is submitted by the holder within the period during which elections are permitted to be made pursuant to Section 2.05(d).
(f)   The determination of the Exchange Agent (or the reasonable determination of Parent, in the event that the Exchange Agent declines to make any such determination) shall be conclusive and binding as to whether or not Cash Elections and/or Stock Elections shall have been properly made or revoked pursuant to this Section 2.05 and as to when Cash Elections, Stock Elections and/or revocations were received by the Exchange Agent. The Exchange Agent (or Parent, acting reasonably, in the event that the Exchange Agent declines to make the following computation) shall also make all computations contemplated by Section 2.03(a), and absent manifest error this computation shall be conclusive and binding. The Exchange Agent may, with the written agreement of Parent (subject in each case to the consent of the Company, which shall not be unreasonably withheld, delayed or conditioned), make any rules as are consistent with this Section 2.05 for the implementation of the Cash Elections and Stock Elections provided for in this Agreement as shall be necessary or desirable to effect these Cash Elections and Stock Elections.

(g)   Without limitation of Section 8.03, each of Parent and the Company shall solicit Cash Elections and Stock Elections under this Agreement in compliance with, and shall make any and all filings that are necessary or advisable under, all applicable rules and regulations of the SEC.
Section 2.06   Surrender and Payment.
(a)   Prior to the First Effective Time, Parent and Bidco shall appoint a commercial bank or trust company reasonably acceptable to the Company (the “Exchange Agent”) and enter into an exchange agent agreement with the Exchange Agent reasonably acceptable to the Company (the “Exchange Agent Agreement”) for the purpose of exchanging (i) Certificates or (ii) Uncertificated Shares for the Merger Consideration payable in respect of the shares of Company Common Stock. As of the First Effective Time, in consideration of and in exchange for the issuance to Parent by Bidco of ninety-five (95) shares of common stock of Bidco and the Cancellation, Parent shall (i) allot American depositary receipts evidencing (or evidence of Parent ADSs in book-entry form representing) the Parent ADSs issuable pursuant to Section 2.03(a), (ii) pay the cash amount payable pursuant to Section 2.03(a) in accordance with the terms of Section 2.03(a) and the following provisions of this Section 2.06(a) and (iii) cause the payment of any Vested Option Consideration or Vested Award Consideration (as applicable) in accordance with the terms of Section 2.08. As of the First Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Section 2.06 through the Exchange Agent, (x) American depositary receipts evidencing (or evidence of Parent ADSs in book-entry form representing) the Parent ADSs issuable pursuant to Section 2.03(a) in exchange for outstanding shares of Company Common Stock and (y) cash sufficient to pay the aggregate cash amount payable pursuant to Section 2.03(a). Parent agrees to make available, directly or indirectly, to the Exchange Agent from time to time as needed additional cash sufficient to pay any dividends or other distributions to which such holders are entitled pursuant to Section 2.06(f) and cash in lieu of any fractional Parent ADSs to which such holder is entitled pursuant to Section 2.10, as applicable. Promptly after the First Effective Time (and in no event more than two Business Days following the Closing Date), Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Common Stock as of immediately prior to the First Effective Time a letter of transmittal and instructions (which shall be in a form reasonably acceptable to the Company and substantially finalized prior to the First Effective Time and which shall specify that delivery shall be effected, and risk of loss and title shall pass, only on proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange. All certificates (or evidence of Parent ADSs in book-entry form) and cash deposited with the Exchange Agent pursuant to this Section 2.06 shall be referred to in this Agreement as the “Exchange Fund”. Parent shall cause, or shall procure that Bidco cause, the Exchange Agent to deliver the Merger Consideration contemplated to be issued or paid pursuant to this Article II out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent or Bidco; provided, that such cash shall only be invested in the manner provided in the Exchange Agent Agreement; provided, further, that no such investment or losses thereon shall affect the Merger Consideration payable to holders of Company Common Stock entitled to receive such consideration or cash in lieu of fractional interests and, to the extent necessary to pay the Merger Consideration, Parent shall promptly cause, or shall procure that Bidco cause, to be provided additional funds to the Exchange Agent for the benefit of holders of Company Common Stock entitled to receive such consideration in the amount of any such losses. Any interest and other income resulting from such investments shall be the property of, and paid to, Parent on termination of the Exchange Fund.
(b)   Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, on (i) surrender to the Exchange Agent of a Certificate, together with a properly completed and duly executed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, (A) the Merger Consideration in respect of each share of the Company Common Stock represented by such Certificate or Uncertificated Share and (B) cash in lieu of any fractional Parent ADSs and any dividends and distributions as contemplated by Section 2.06(f) and Section 2.10, as applicable. The Parent ADSs constituting any of the Merger Consideration, at Parent’s option, shall be in uncertificated book-entry form, unless a physical American depository receipt evidencing such Parent ADSs is required under Applicable Law.
(c)   If any portion of the Merger Consideration (or cash in lieu of any fractional Parent ADSs or any dividends and distributions as contemplated by Section 2.06(f) and Section 2.10, as applicable) is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any stamp duty, stamp duty reserve tax, transfer or similar Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such stamp duty, stamp duty reserve tax, transfer or similar Taxes have been paid or are not payable.
(d)   From and after the First Effective Time, there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. If, after the First Effective Time, Certificates or Uncertificated Shares are presented to Parent, the First Surviving Corporation, the Surviving Company or the Exchange Agent for any reason, they shall be cancelled and exchanged for the Merger Consideration (and cash in lieu of any fractional Parent ADSs and any dividends and distributions as contemplated by Section 2.06(f) and Section 2.10, as applicable) with respect thereto in accordance with the procedures set forth in, or as otherwise contemplated by, this Article II (including this Section 2.06).
(e)   Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Company Common Stock 12 months following the Closing Date shall be delivered to Parent or as otherwise instructed by Parent, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 2.05 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration (and cash in lieu of any fractional Parent ADSs and any dividends and distributions as contemplated by Section 2.06(f) and Section 2.10, as applicable), without any interest thereon. Notwithstanding the foregoing, Parent and its Subsidiaries (including Bidco, the Surviving Company and its Subsidiaries) shall not be liable to any holder of shares of Company Common Stock for any amounts properly paid to a public official in compliance with applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.
(f)   Following the surrender of any Certificates, along with the delivery of a properly completed and duly executed letter of transmittal, or the transfer of any Uncertificated Shares, in each case as provided in this Section 2.06, Parent shall pay, or cause to be paid, without interest, to the Person in whose name the Parent ADSs constituting all or part of the Merger Consideration have been registered, (i) in connection with the payment of the Merger Consideration, (x) the amount of any cash payable in lieu of fractional amounts of Parent ADSs to which such Person is entitled pursuant to Section 2.10, and (y) the aggregate amount of all dividends or other distributions payable with respect to such Parent ADSs, with a record date on or after the First Effective Time that were paid prior to the time of such surrender or transfer, and (ii) at the appropriate payment date after the payment of the Merger Consideration, the amount of all dividends or other distributions payable with respect to whole Parent ADSs constituting all or part of the Merger Consideration with a record date on or after the First Effective Time and prior to the time of such surrender or transfer and with a payment date subsequent to the time of such surrender or transfer. No dividends or other distributions with respect to Parent ADSs constituting all or part of the Merger Consideration, and no cash payment in lieu of fractional shares pursuant to Section 2.10, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates are surrendered and the holder thereof delivers a properly completed and duly executed letter of transmittal or such Uncertificated Shares are transferred, as the case may be, as provided in this Section 2.06.

Section 2.07   Dissenting Shares.   Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the First Effective Time and that are held by a stockholder who is entitled to demand, and properly demands, appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (such stockholders, the “Dissenting Stockholders” and, such shares of Company Common Stock, the “Dissenting Shares”), shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead such holder shall be entitled to payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL (and, at the First Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively waived, withdrawn or lost rights to appraisal under the DGCL. If any Dissenting Stockholders shall have failed to perfect or shall have effectively waived, withdrawn or lost such rights, the Dissenting Shares held by such Dissenting Stockholder shall thereupon be deemed to have been converted into, as of the First Effective Time, and shall thereafter represent only the right to receive, the Merger Consideration as provided in Section 2.03(a)(i) (for the avoidance of doubt, as if each such Dissenting Share were a Non-Electing Company Share) and cash in lieu of any fractional Parent ADSs and any dividends and distributions as contemplated by Section 2.06(f) and Section 2.10, without interest, and immediately following such cancellation shall be automatically cancelled and cease to exist. The Company shall give Parent prompt notice of any written demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal in accordance with the provisions of Section 262 of the DGCL, and shall give Parent the opportunity to participate in all negotiations and proceedings with respect to all such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, settle or offer or agree to settle any such demands. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.05 to pay for shares of Company Common Stock for which appraisal rights have been perfected shall be returned to Parent (or to Bidco if Parent so directs) on demand.
Section 2.08   Company Equity Awards.
(a)   Company Stock Options.   Each compensatory option to purchase shares of Company Common Stock granted under any Company Stock Plan that is outstanding and unexercised immediately prior to the First Effective Time (each, a “Company Stock Option”) shall be treated as set forth in this Section 2.08(a).
(i)   At the First Effective Time, each Company Stock Option that is then vested and exercisable shall, by virtue of the First Merger and without further action on the part of the holder thereof, be cancelled in consideration for the right to receive, within ten Business Days following the First Effective Time, an amount (the “Vested Option Consideration”) in cash equal to the product of (x) the excess of (1) the sum of (A) the Per Share Cash Amount and (B) the product of the Exchange Ratio and the Parent ADS Price (the “Vested Award Consideration”), over (2) the exercise price per share of Company Common Stock subject to such Company Stock Option and (y) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the First Effective Time, without interest and less applicable withholding Taxes.
(ii)   At the First Effective Time, each Company Stock Option that is not covered by Section 2.08(a)(i) shall be assumed by Parent and shall be converted into a stock option award (each, an “Assumed Option”) with respect to a number of Parent ADSs equal to the number of shares of Company Common Stock underlying the Company Stock Option multiplied by the Equity Award Exchange Ratio, rounded down to the nearest whole number of Parent ADSs. The exercise price per Parent ADS applicable to each Assumed Option shall be equal to (A) the exercise price per share of Company Common Stock applicable to the corresponding Company Stock Option as of immediately prior to the First Effective Time divided by (ii) the Equity Award Exchange Ratio, rounded up to the nearest whole cent. Each Assumed Option shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company Stock

Option immediately prior to the First Effective Time (including any terms and conditions relating to accelerated vesting on a qualified termination of the holder’s employment in connection with or following the Merger). Notwithstanding anything to the contrary herein, the number of Parent ADSs and the exercise price per Parent ADSs applicable to Assumed Options will be determined in a manner consistent with the requirements of Sections 409A of the Code and, to the extent applicable, Section 424 of the Code.
(b)   Company Restricted Stock Units.   Each restricted stock unit award with respect to shares of Company Common Stock that is outstanding immediately prior to the First Effective Time under any Company Stock Plan that vests solely based on the passage of time (each, a “Company RSU Award”) shall be treated as set forth in this Section 2.08(b).
(i)   At the First Effective Time, each Company RSU Award that is vested shall, by virtue of the First Merger and without further action on the part of the holder thereof, be cancelled in consideration for the right to receive, within ten Business Days following the First Effective Time, in respect of each share of Company Common Stock subject to such Company RSU Award immediately prior to the First Effective Time, the Vested Award Consideration, without interest and less applicable withholding Taxes.
(ii)   At the First Effective Time, each Company RSU Award that is not covered by Section 2.08(b)(i) shall be assumed by Parent and shall be converted into a restricted unit award (each, an “Assumed RSU Award”) that settles in a number of Parent ADSs equal to the number of shares of Company Common Stock underlying the Company RSU Award (or portion thereof) multiplied by the Equity Award Exchange Ratio, rounded down to the nearest whole number of shares. Each Assumed RSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company RSU Award immediately prior to the First Effective Time (including any terms and conditions relating to accelerated vesting on a qualified termination of the holder’s employment in connection with or following the Merger).
(c)   Company Performance-Based Restricted Stock Units.   At the First Effective Time, each restricted stock unit award with respect to shares of Company Common Stock outstanding immediately prior to the First Effective Time under any Company Stock Plan that vests based on the achievement of a combination of time- and performance-based vesting conditions (each, a “Company PSU Award”) shall, by virtue of the First Merger and without further action on the part of the holder thereof, be assumed by Parent and, except as otherwise provided in Section 6.01(b) of the Company Disclosure Schedule, converted into a restricted unit award (each, an “Assumed PSU Award”) that settles, subject to the achievement of the applicable time-based vesting conditions, in a number of Parent ADSs equal to the product of (x) the number of shares of Company Common Stock underlying the Company PSU Award (with such number of shares determined by deeming the applicable performance goals to be achieved at the greater of (i) the target level and (ii) the actual level of achievement through the latest practicable date prior to the First Effective Time as determined by the Board of Directors of the Company prior to the First Effective Time), multiplied by (y) the Equity Award Exchange Ratio, rounded down to the nearest whole number of shares. Each Assumed PSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company PSU Award (other than performance-based vesting conditions) immediately prior to the First Effective Time (including any terms and conditions relating to accelerated vesting on a qualified termination of the holder’s employment in connection with or following the Merger).
(d)   Company Director Deferred Share Equivalents.   At the First Effective Time, each director deferred share equivalent award with respect to shares of Company Common Stock outstanding immediately prior to the First Effective Time under any Company Stock Plan (each, a “Company DSE Award”) shall, by virtue of the First Merger and without further action on the part of the holder thereof, be cancelled in consideration for the right to receive, within ten Business Days following the First Effective Time, in respect of each share of Company Common Stock subject to such Company DSE Award immediately prior to the First Effective Time, the Vested Award Consideration, without interest and less applicable withholding Taxes.

(e)   Section 409A.   Notwithstanding anything in this Section 2.08 to the contrary, with respect to any Company Equity Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be treated as contemplated by this Section 2.08 at the First Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Stock Plan and applicable award agreement that will not trigger a Tax or penalty under Section 409A of the Code.
(f)   Reservation of Shares.   Not later than five Business Days following the Closing Date, Parent shall file a registration statement on Form S-8 (or any successor form) or, if required, Form F-3 (or any successor form), with respect to the issuance of the Parent ADSs subject to the Assumed Options, the Assumed RSU Awards and the Assumed PSU Awards and shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Assumed Options, the Assumed RSU Awards and/or the Assumed PSU Awards remain outstanding.
(g)   Board Actions.   Prior to the First Effective Time, the Board of Directors of the Company and the Board of Directors of Parent (and/or the Remuneration Committee of the Board of Directors of Parent) shall adopt such resolutions and take such other actions as are necessary to give effect to the transactions contemplated by this Section 2.08.
(h)   Company ESPP.   As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Company ESPP) shall adopt such resolutions or take such other actions as may be required so that (i) participation in the Company ESPP shall be limited to those employees who are participants on the date of this Agreement, (ii) participants may not increase their payroll deduction elections or rate of contributions from those in effect on the date of this Agreement or make any separate non-payroll contributions to the Company ESPP on or following the date of this Agreement, (iii) no offering period shall be commenced after March 31, 2022 (with any such offering period lasting for a period of no longer than one (1) month), and (iv) the Company ESPP shall terminate, effective on the earlier of the last purchase date with respect to any offering period under the Company ESPP that commenced in March 2022 and the fifth trading day before the First Effective Time, but subsequent to the exercise of purchase rights on such purchase date (in accordance with the terms of the Company ESPP).
Section 2.09   Adjustments.   Without limiting or affecting any of the provisions of Section 6.01 or Section 7.01, if, during the period between the date of this Agreement and the First Effective Time, any change in the outstanding Parent Ordinary Shares or the outstanding shares of capital stock of the Company shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, offer (as defined in the U.K. Code), combination, scheme, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend or distribution thereon with a record date during such period, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to provide the holders of shares of Company Common Stock and/or Company Equity Awards with the same economic effect as contemplated by this Agreement prior to such event.
Section 2.10   Fractional ADSs.   Notwithstanding anything in this Agreement to the contrary, no fractional Parent ADSs shall be issued in the First Merger. Each holder of shares of Company Common Stock who would otherwise have been entitled to receive as a result of the First Merger a fraction of a Parent ADS (after aggregating all shares represented by the Certificates and Uncertificated Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount in USD (rounded down to the nearest cent) representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of all such holders of fractional Parent ADSs that would otherwise be issued.
Section 2.11   Withholding Rights.   Each of the Exchange Agent, Parent, Bidco, the Merger Subs, the First Surviving Corporation, the Surviving Company, and the Company shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under any provision of federal, state, local or non-U.S. Tax law. To the extent amounts so deducted and withheld are timely paid over to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the deduction and withholding were made.

Section 2.12   Lost Certificates.   If any Certificate shall have been lost, stolen or destroyed, on the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Company or the Exchange Agent, the posting by such Person of a customary bond issued for lost, stolen or destroyed stock certificates, in such reasonable amount as the Surviving Company or the Exchange Agent may direct, as indemnity against any claim that may be made against the Surviving Company or the Exchange Agent, with respect to such Certificate, the Exchange Agent shall, if such holder has otherwise delivered a properly completed and duly executed letter of transmittal, issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate, as contemplated by this Article II (including Section 2.06).
Section 2.13   Establishment of ADR Facility.   Parent shall cause a sponsored American depositary receipt (“ADR”) facility (the “ADR Facility”) to be established with a reputable national bank acceptable to the Company (which acceptance shall not be unreasonably withheld, delayed or conditioned) (the “ADS Depository”) for the purpose of issuing the Parent ADSs issuable pursuant to this Agreement. In furtherance of the foregoing, Parent shall (i) enter into a customary deposit agreement (the “Deposit Agreement”) with the ADS Depository establishing the ADR Facility, to be effective as of the First Effective Time and (ii) cause to be filed with the SEC the Form F-6 in accordance with Section 8.03. Parent shall consider in good faith any comments of the Company on the Deposit Agreement, and shall not enter into the Deposit Agreement without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned). In any event, subject to the prior sentence and Applicable Laws, the Deposit Agreement shall (A) (i) provide that each Parent ADS under the ADR Facility shall represent and be exchangeable for five (5) Parent Ordinary Shares having the same rights as all other Parent Ordinary Shares in issue at the First Effective Time including in respect of any entitlement to dividends or other distributions declared, paid or made after the First Effective Time, (ii) include customary provisions for the voting by the ADS Depository of such Parent Ordinary Shares as instructed by the holders of the Parent ADSs, (iii) provide for the issuance of uncertificated ADRs, (iv) subject to the limitations provided for in General Instruction I.A.1 of Form F-6, provide that holders of Parent ADSs shall have the right at any time to exchange their ADSs for the underlying Parent Ordinary Shares and (v) provide that the Parent Ordinary Shares deposited by Parent with the custodian (the “Custodian”) for the ADR Facility shall be held by the Custodian for the benefit of the ADS Depository, (B) include customary provisions requiring the ADS Depository to forward voting instructions and other shareholder communications (including notices, reports and solicitation materials) to the registered holders of Parent ADSs following its receipt of such materials, (C) include customary provisions for the distribution to holders of Parent ADSs of dividends, other distributions or rights to participate in any rights offerings in each case received by the Custodian from Parent, and (D) not permit (x) except as required by Applicable Law, any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges) on holders of Parent ADSs or which would otherwise prejudice any economic, voting or other material right of holders of Parent ADSs, or (y) any termination of the Deposit Agreement by Parent or the ADS Depository, in the case of (x) and (y), on less than 30 days’ written notice to holders of Parent ADSs. The Deposit Agreement shall not provide for a right of Parent to withdraw Parent Ordinary Shares from the custody account maintained by the Custodian. Parent shall (i) pay any fees imposed by the Depositary upon holders of Parent ADSs in connection with the issuance of Parent ADSs in connection with the transactions contemplated by this Agreement, as applicable and (ii) cause the Parent ADSs to be eligible for settlement through DTC. The material terms of the Deposit Agreement and the Parent ADSs shall be described in the Proxy Statement/Prospectus. At or prior to the First Effective Time, Parent shall cause the ADS Depository to issue a number of Parent ADSs sufficient to constitute the non-cash portion of the Merger Consideration. The holders of Parent ADSs shall not, and Parent shall, be liable for any UK stamp duty or UK stamp duty reserve Tax or other UK transfer, issuance or similar Tax arising on the issuance of the Parent ADSs by the ADS Depository in connection with the Mergers (or on the issuance of ADRs in respect of the Parent ADSs or on the issuance or delivery of the Parent Ordinary Shares to the Custodian or the ADS Depository, in each case, in connection with the Mergers).
Section 2.14   Further Assurances.   At and after the Second Effective Time, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of the Company, any of its Subsidiaries or either Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, any of its Subsidiaries or either Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of the Company or the First Surviving Corporation acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Mergers.
ARTICLE III
Organizational Documents; Directors and Officers
Section 3.01   Organizational Documents.   Subject to Section 7.04, (a) the certificate of incorporation and bylaws of Merger Sub I, as in effect immediately prior to the First Effective Time, shall be the certificate of incorporation and bylaws, respectively, of the First Surviving Corporation from and after the First Effective Time until thereafter amended as provided therein or by Applicable Law and (b) the certificate of formation and limited liability company agreement of Merger Sub II, as in effect immediately prior to the Second Effective Time, shall be the certificate of formation and limited liability company agreement, respectively, of the Surviving Company from and after the Second Effective Time until thereafter amended as provided therein or by Applicable Law.
Section 3.02   Directors and Officers.   (a) From and after the First Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Sub I immediately prior to the First Effective Time shall be the directors of the First Surviving Corporation and (ii) the officers of the Company immediately prior to the First Effective Time shall be the officers of the First Surviving Corporation and (b) from and after the Second Effective Time, (i) the directors and officers of the First Surviving Corporation immediately prior to the Second Effective Time shall cease to be such directors and officers, respectively, and (ii) the Surviving Company shall be managed by its sole member.
ARTICLE IV
Representations and Warranties of the Company
Subject to Section 11.05, except (a) as disclosed in any Company SEC Document filed or furnished and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System since January 1, 2020 and prior to the date that was three Business Days prior to the date of this Agreement or (b) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:
Section 4.01   Corporate Existence and Power.   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority required to own or lease all of its properties or assets and to carry on its business as now conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement (the “Company Organizational Documents”).
Section 4.02   Corporate Authorization.
(a)   The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement are within the corporate powers and authority of the Company and, except for the Company Stockholder Approval, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock adopting this Agreement is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Mergers (the “Company Stockholder Approval”). This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent, Bidco and each Merger Sub) constitutes a valid, legal and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject to general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity (collectively, the “Bankruptcy and Equity Exceptions”)).
(b)   At a meeting duly called and held, the Board of Directors of the Company unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of the Company and its stockholders, (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby (including the Mergers), (iii) directing that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s stockholders, and (iv) recommending adoption of this Agreement by the Company’s stockholders (such recommendation, the “Company Board Recommendation”). Except as permitted by Section 6.02, the Board of Directors of the Company has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions.
Section 4.03   Governmental Authorization.   The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (a) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with and Filings under any applicable Antitrust Laws of any non-U.S. jurisdictions (collectively, “Foreign Antitrust Laws”), (d) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws or pursuant to the rules of the New York Stock Exchange (the “NYSE”), and (e) any other actions, Consents or Filings the absence of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.
Section 4.04   Non-contravention.   Assuming compliance with the matters referred to in Section 4.03 and receipt of the Company Stockholder Approval, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of Company Organizational Documents, (b) contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (c) require any Consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any provision of any Contract binding on the Company or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, except, in the case of each of clauses (b) through (d), as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.
Section 4.05   Capitalization.
(a)   The authorized capital stock of the Company consists of (i) 2,000,000,000 shares of Company Common Stock and (ii) 200,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of the close of business on December 8, 2021, there were (A) 148,996,399 issued shares of Company Common Stock, with 121,159,960 shares outstanding of Company Common Stock and 27,836,439 shares held in treasury, (B) no shares of Company Preferred Stock were issued, (C) Company Stock Options to purchase an aggregate of 1,155,124 shares of Company Common Stock were outstanding, (D) 663,286 shares of Company Common Stock were subject to outstanding Company RSU Awards, (E) 182,668 shares of Company Common Stock were subject to outstanding Company PSU Awards, determined assuming target performance levels were achieved and 401,870 shares of Company Common Stock were subject to outstanding Company PSU Awards, determined assuming maximum performance levels were achieved, (F) 26,381 shares of Company Common Stock were subject to outstanding Company DSE Awards and (G) (1) up to 4,040,067 additional shares of Company Common Stock could be issued pursuant to the Company Stock Plans and (2) 744,399 additional shares of Company Common Stock were reserved for issuance under the Company ESPP.

Except as set forth in this Section 4.05(a), as of the close of business on December 8, 2021, there are no issued, reserved for issuance or outstanding Equity Securities of the Company.
(b)   All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Stock Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. No Subsidiary of the Company owns any shares of capital stock of the Company (other than any such shares owned by Subsidiaries of the Company in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account). There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company have the right to vote. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of the Company. Neither the Company nor any of its Subsidiaries is a party to any agreement with respect to the voting of any Equity Securities of the Company.
Section 4.06   Subsidiaries.
(a)   Each Subsidiary of the Company is a corporation or other entity duly incorporated or organized, validly existing and in good standing (except to the extent such concept is not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, as applicable) under the laws of its jurisdiction of incorporation, formation or organization and has all corporate or other organizational powers and authority, as applicable, required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those jurisdictions where failure to be so duly incorporated or organized, validly existing and in good standing or to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)   All of the issued and outstanding shares of capital stock or other Equity Securities of each Subsidiary of the Company have been validly issued and are fully paid and nonassessable (except to the extent such concepts are not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, as applicable) and are owned by the Company, directly or indirectly, free and clear of any Lien (other than any restrictions imposed by Applicable Law) and free of preemptive rights, rights of first refusal, subscription rights or similar rights of any Person and transfer restrictions (other than transfer restrictions under Applicable Law or under the organizational documents of such Subsidiary). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of any Subsidiary of the Company. Except for the capital stock or other Equity Securities of its Subsidiaries and publicly traded securities held for investment that do not exceed five percent of the outstanding securities of any entity, the Company does not own, directly or indirectly, any capital stock or other Equity Securities of any Person.
Section 4.07   SEC Filings and the Sarbanes-Oxley Act.
(a)   The Company has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2019 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”). No Subsidiary of the Company is required to file or furnish any report, schedule, form, statement, prospectus, registration statement or other document with the SEC.
(b)   As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), the Company SEC Documents filed or furnished prior to the date of this Agreement complied, and each Company SEC Document filed or furnished subsequent to the date of this Agreement (assuming, in the case of the Proxy Statement/

Prospectus, that the representations and warranties set forth in Section 5.09 are true and correct) will comply, in all material respects with the applicable requirements of the NYSE, the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be.
(c)   As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Company SEC Document filed or furnished prior to the date of this Agreement did not, and each Company SEC Document filed or furnished subsequent to the date of this Agreement (assuming, in the case of the Proxy Statement/Prospectus, that the representations and warranties set forth in Section 5.09 are true and correct) will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
(d)   Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, and as of the date of such amendment or supplement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in any material respect.
(e)   As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to any of the Company SEC Documents, and, to the knowledge of the Company, none of the Company SEC Documents are subject to ongoing SEC review.
(f)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company is, and since January 1, 2019 has been, in compliance with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.
(g)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company currently maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act) that are designed to provide reasonable assurance that all information required to be disclosed in the Company’s reports filed under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the 1934 Act with respect to such reports. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.
(h)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company currently maintains a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) (“internal controls”) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP, and the Company’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of such internal controls prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Board of Directors of the Company (i) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.
(i)   Since January 1, 2019, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE.

Section 4.08   Financial Statements and Financial Matters.
(a)   The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents (or, if any such Company SEC Document is amended or superseded by a filing prior to the date of this Agreement, such amended or superseding Company SEC Document) present fairly in all material respects, in conformity with GAAP applied on a consistent basis during the periods presented (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in each case, to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements).
(b)   From January 1, 2019 to the date of this Agreement, the Company has not received written notice from the SEC or any other Governmental Authority indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Authority.
Section 4.09   Disclosure Documents.
(a)   The information relating to the Company and its Subsidiaries that is provided in writing by the Company, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Form F-4 or the Proxy Statement/Prospectus will not (i) in the case of the Form F-4, at the time the Form F-4 or any amendment or supplement thereto becomes effective and at the time of the Company Stockholder Meeting or (ii) in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
(b)   The information relating to the Company and its Subsidiaries that is provided in writing by the Company, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Parent Circular will not, at the time the Parent Circular or any amendment or supplement thereto is approved by the FCA, at the time the Parent Circular or any amendment or supplement thereto is first mailed to the shareholders of Parent and at the time of the Parent Shareholder Meeting, contain any information or any expression of opinion, belief, expectation or intention which is untrue or inaccurate or omit a fact, the omission of which renders any information or expression in the Parent Circular inaccurate or misleading.
(c)   The information relating to the Company and its Subsidiaries that is provided in writing by the Company, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Parent Prospectus will not, at the time the Parent Prospectus or any amendment or supplement thereto is approved by the FCA, at the time the Parent Prospectus or any amendment or supplement thereto is made available to the public in accordance with the Prospectus Regulation Rules and at the time the Parent Shares Admission becomes effective, contain any information or any expression of opinion, belief, expectation or intention which is untrue or inaccurate or omit a fact, the omission of which renders any information or expression in the Parent Prospectus inaccurate or misleading.
(d)   Notwithstanding the foregoing provisions of this Section 4.09, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Form F-4, the Proxy Statement/Prospectus, the Parent Prospectus or the Parent Circular that were not supplied by or on behalf of the Company.
Section 4.10   Absence of Certain Changes.
(a)   (i) Since the Company Balance Sheet Date through the date of this Agreement, except in connection with or related to the process in connection with which the Company and its Representatives discussed and negotiated this Agreement and the transactions contemplated hereby, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business and (ii) since the Company Balance Sheet Date, there has not been any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)   Since the Company Balance Sheet Date through the date of this Agreement, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the First Effective Time without Parent’s consent, would constitute a breach of Section 6.01(b) (excluding Section 6.01(b)(viii) but including Section 6.01(b)(viii) with respect to Contracts of the types set forth in Section 4.15(a)(xi)).
Section 4.11   No Undisclosed Material Liabilities.   There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that would be required by GAAP to be reflected on the consolidated balance sheet of the Company and its Subsidiaries, other than (a) liabilities or obligations disclosed or provided for in the Company Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date, (c) liabilities arising in connection with the transactions contemplated hereby or in connection with obligations under Contracts binding on the Company or any of its Subsidiaries (except to the extent such liabilities arose or resulted from a breach or a default of such Contract) or (d) other liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, there are no off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the 1933 Act (“Regulation S-K”) that have not been so described in the Company SEC Documents.
Section 4.12   Litigation.   There is no claim, action, proceeding or suit or, to the knowledge of the Company, investigation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, any present or, to the knowledge of the Company, former officers, directors or employees of the Company or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of the Company or any of its Subsidiaries, before (or, in the case of threatened claims, actions, suits, investigations or proceedings, that would be before) any Governmental Authority, that, individually or in the aggregate, (a) has had or would reasonably be expected to have a Company Material Adverse Effect or (b) would reasonably be expected to prevent the Company from performing its obligations under this Agreement to consummate the Mergers; provided, that to the extent any such representations or warranties in the foregoing clauses (a) and (b) pertain to claims, actions, proceedings, suits or investigations that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof. There is (in the case of clause (ii), as of the date of this Agreement) no Order outstanding against the Company, any of its Subsidiaries, any present or, to the knowledge of the Company, former officers, directors or employees of the Company or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of any of the Company or any of its Subsidiaries or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, any present or, to the knowledge of the Company, former officers, directors or employees of the Company in their respective capacities as such, or any of the respective properties or assets of any of the Company or any of its Subsidiaries, that, individually or in the aggregate, (i) has had or would reasonably be expected to have a Company Material Adverse Effect or (ii) would reasonably be expected to prevent the Company from performing its obligations under this Agreement to consummate the Mergers.
Section 4.13   Permits.   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries hold all governmental licenses and Consents necessary for the operation of their respective businesses (the “Company Permits”). The Company and each of its Subsidiaries are, and since January 1, 2019 have been, in compliance with the terms of the Company Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no claim, action, proceeding or suit or, to the knowledge of the Company, investigation pending, or, to the knowledge of the Company, threatened that seeks the revocation, cancellation, termination, non-renewal or adverse modification of any Company Permit, except where such revocation, cancellation, termination, non-renewal or adverse modification that, individually or in the aggregate, (i) has not had and would not reasonably be expected to have a Company Material Adverse Effect or (ii) would not reasonably be expected to prevent the Company from performing its obligations under this Agreement to consummate the Mergers.
Section 4.14   Compliance with Laws.   The Company and each of its Subsidiaries are, and since January 1, 2019 have been, in compliance with all Applicable Laws, except for failures to comply that, individually or in the aggregate, (i) have not had and would not reasonably be expected to have a Company Material Adverse Effect or (ii) would not reasonably be expected to prevent the Company from performing its obligations under this Agreement to consummate the Mergers.
Section 4.15   Material Contracts.
(a)   Section 4.15(a) of the Company Disclosure Schedule sets forth a list as of the date of this Agreement of each of the following Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound (each such Contract listed or required to be so listed, and each of the following Contracts to which the Company or any of its Subsidiaries becomes a party or by which it becomes bound after the date of this Agreement, a “Company Material Contract”):
(i)   any Contract or group of related Contracts that require by its or their terms the payment or delivery of cash or other consideration by or to the Company or any of its Subsidiaries in an amount having an expected value in excess of $5 million in the fiscal year ending December 31, 2021 or any fiscal year thereafter, which cannot be terminated by the Company or such Subsidiary on 60 days’ notice or less without material payment or penalty;
(ii)   each Contract providing for the acquisition or disposition of assets or securities by or from any Person or any business (or any contract providing for an option, right of first refusal or offer or similar rights with respect to any of the foregoing) (A) entered into since December 31, 2019 that involved or would reasonably be expected to involve the payment of consideration in excess of $5 million in the aggregate with respect to such Contract or series of related Contracts, or (B) that contains (or would contain, in the case of an option, right of first refusal or offer or similar rights) ongoing representations, warranties, covenants, indemnities or other obligations (including “earn-out”, contingent value rights or other contingent payment or value obligations) that would involve the receipt or making of payments or the issuance of any Equity Securities of the Company or any of its Subsidiaries, in each case having an expected value in excess of $5 million in the fiscal year ending December 31, 2020;
(iii)   any Contract between any Governmental Authority, on the one hand, and the Company or any of its Subsidiaries, on the other hand, involving or that would reasonably be expected to involve payments to or from such Governmental Authority in an amount having an expected value in excess of $5 million in the fiscal year ending December 31, 2021 or any fiscal year thereafter;
(iv)   any Contract that (A) limits or expressly purports to limit, in any material respect, the freedom of the Company or any of its Subsidiaries to engage or compete in any line of business or with any Person or in any area or that would so limit, in any material respect, such freedom of Parent or any of its Affiliates after the First Effective Time, (B) contains or expressly purports to contain material exclusivity or “most favored nation” obligations, material rights of first refusal, material rights of first offer, material put or call rights or other similar provisions that are binding on the Company or any of its Subsidiaries or that would be so binding on Parent or any of its Affiliates after the First Effective Time or (C) limits or expressly purports to limit, in any material respect, the freedom of the Company or any of its Subsidiaries to hire or solicit any individual person for employment or that would so limit, in any material respect, the freedom of Parent or any of its Affiliates after the First Effective Time (other than, in the case of (C), Contracts with clients, franchisees or vendors entered into in the ordinary course of business);
(v)   any Contract providing for third-party indebtedness for borrowed money (including under any short-term financing facility) with respect to which the Company or any of its Subsidiaries is an obligor or guarantor that is in excess of $1 million (whether incurred, assumed, guaranteed or secured by any asset of the Company or any of its Subsidiaries) other than any

Contract exclusively between or among the Company and any of its wholly owned Subsidiaries or any Contract required to be filed under Item 601(b)(4) of Regulation S-K;
(vi)   any Contract restricting the payment of dividends or the making of distributions in respect of any Equity Securities of the Company or any of its Subsidiaries or the repurchase or redemption of any Equity Securities of the Company or any of its Subsidiaries;
(vii)   any material joint venture, profit-sharing, partnership or other similar agreement;
(viii) any lease or sublease for real or personal property for which annual rental payments made by the Company or any of its Subsidiaries are expected to be in excess of $250,000 in the fiscal year ending December 31, 2021 or any fiscal year thereafter;
(ix)   any material Contracts pursuant to which the Company or any of its Subsidiaries (A) receives or is granted any right or license (including any sublicense) to, or covenant not to be sued under, any Intellectual Property Rights (other than licenses to commercially available software, including off-the-shelf software, or other technology licensed pursuant to a non-exclusive license agreement entered into in the ordinary course of business in which the aggregate payments by the Company or any of its Subsidiaries were less than $500,000 in the fiscal year ending December 31, 2020) or (B) grants any right or license (including any sublicense) to, or covenant not to be sued under, any Company Intellectual Property (other than non-exclusive licenses granted to customers and franchisees in the ordinary course of business consistent with past practice);
(x)   any Contracts or other transactions with (A) any record or, to the knowledge of the Company, beneficial owner of five percent or more of the voting securities of the Company, or (B) any affiliate (as such term is defined in Rule 12b-2 promulgated under the 1934 Act) or “associate” (or any member of any of their “immediate family”) (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act) of any such director or beneficial owner;
(xi)   any Contract providing for the settlement of any claim, action or proceeding or threatened claim, action or proceeding (or series of related claims, actions or proceedings) which (A) will involve payments after the date of this Agreement in excess of $5 million, (B) pertains to termites and will involve payments after the date of this Agreement in excess of $250,000 or (C) will impose materially burdensome monitoring or reporting obligations to any other Person outside the ordinary course of business or material restrictions on the Company or any Subsidiary of the Company (or, following the Closing, on Parent or any Subsidiary of Parent);
(xii)   any other Contract required to be filed by the Company pursuant to Item 601(b)(9) or Item 601(b)(10) of Regulation S-K; and
(xiii)   any Collective Bargaining Agreement.
(b)   All of the Company Material Contracts are, subject to the Bankruptcy and Equity Exceptions, (i) valid and binding obligations of the Company or a Subsidiary of the Company (as the case may be) and, to the knowledge of the Company, each of the other parties thereto, and (ii) in full force and effect and enforceable in accordance with their respective terms against the Company or its Subsidiaries (as the case may be) and, to the knowledge of the Company, each of the other parties thereto (in each case except for such Company Material Contracts that are terminated after the date of this Agreement in accordance with their respective terms, other than as a result of a default or breach by the Company or any of its Subsidiaries of any of the provisions thereof), except where the failure to be valid and binding obligations and in full force and effect and enforceable has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, none of the Company nor any of its Subsidiaries and, to the knowledge of the Company, none of the other parties thereto is seeking to terminate or challenging the validity or enforceability of any Company Material Contract, except such terminations or challenges which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of the other parties thereto, has violated any provision of, or committed or failed to perform any act that (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither the Company nor any of its Subsidiaries has received written notice that it has violated or defaulted under, any Company Material Contract, except for those violations and defaults (or potential defaults) that would not have had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of each Company Material Contract as in effect as of the date hereof.
Section 4.16   Taxes.   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(a)   All Tax Returns required by Applicable Law to be filed with any Taxing Authority by the Company or any of its Subsidiaries have been filed when due (giving effect to all extensions) in accordance with all Applicable Law, and all such Tax Returns are true, correct and complete in all respects.
(b)   Each of the Company and its Subsidiaries has paid (or has had paid on its behalf) all Taxes due and owing (whether or not shown on any Tax Return), except for Taxes being contested in good faith pursuant to appropriate procedures for which an adequate reserve has been established on the books and records of the Company or its applicable Subsidiary.
(c)   Each of the Company and its Subsidiaries has duly and timely withheld all Taxes required to be withheld, and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose.
(d)   As of the date hereof, there is no audit, claim, action, suit, proceeding or other investigation pending or, to the Company’s knowledge, threatened in writing against or with respect to the Company or its Subsidiaries in respect of Taxes.
(e)   Except for waivers and extensions in the ordinary course of business and automatic or automatically granted waivers and extensions, neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is still in effect.
(f)   During the two year period ending on the date of this Agreement, the Company was not a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended to qualify for tax-free treatment under Section 355 of the Code.
(g)   There are no Liens for Taxes (other than Permitted Liens) on any of the assets of the Company or any of its Subsidiaries.
(h)   Neither the Company nor any of its Subsidiaries (i) has been, within the past ten (10) years (or, with respect to Subsidiaries acquired within the past ten (10) years, since the date such Subsidiaries were acquired), a member of an affiliated, consolidated, combined or unitary group, other than one of which the Company or any of its Subsidiaries was the common parent or one comprised only of the Company and/or one or more of its Subsidiaries (and/or, for the avoidance of doubt, any entities that were Subsidiaries of the Company when members of such a group, but which have since been disposed of or have otherwise ceased to exist), (ii) is party to any agreement relating to the apportionment, sharing, assignment or allocation of Taxes (other than (x) an agreement solely between or among the Company and/or one or more of its Subsidiaries or (y) Tax indemnification provisions in ordinary course commercial agreements that are not primarily related to Taxes), (iii) has entered into a closing agreement pursuant to Section 7121 of the Code, or any similar provision of state, local or non-U.S. law, which would be binding on the Company or its applicable Subsidiary after the Closing Date or (iv) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) or as a transferee or successor.
(i)   Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) any change in method of accounting occurring prior to the Closing pursuant to Section 481(a) of the Code (or any similar provision of state, local, or foreign Applicable Law), (ii) any closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) entered into prior to the Closing or (iii) any deferred revenue (determined as of September 30, 2021) received or paid on or prior to September 30, 2021.
(j)   Neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(k)   Within the past six years, no jurisdiction in which the Company or any of its Subsidiaries does not file a particular type of Tax Return or pay a particular type of Tax has asserted in writing a claim that has not been resolved to the effect that the Company or such Subsidiary is required to file such type of Tax Return in or pay such type of Tax with respect to such jurisdiction.
(l)   Neither the Company nor any of its Subsidiaries has delayed any payments in respect of payroll Taxes under Section 2302 of the CARES Act.
(m)   Neither the Company nor any of its Subsidiaries will have any obligation to make any payment described in Section 965(h) of the Code after the Closing Date.
(n)   Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely (i) to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) to cause the stockholders of the Company (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code.
Notwithstanding any other provision of this Agreement to the contrary, Parent acknowledges and agrees that the representations and warranties contained in this Section 4.16, Section 4.08, Section 4.15(a)(xi), Section 4.17 and Section 4.18(a)(i) are the only representations and warranties made by the Company with respect to Tax matters, and no other provision of this Agreement shall be interpreted as containing any representation or warranty with respect thereto.
Section 4.17   Employees and Employee Benefit Plans.
(a)   Section 4.17(a) of the Company Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of each material Company Employee Plan. For each material Company Employee Plan and each Company Employee Plan that is subject to ERISA, the Company has made available to Parent a copy of such plan (or a description, if such plan is not written) and all amendments thereto and material written interpretations thereof, together with a copy of (if applicable) (i) each trust, insurance or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed Internal Revenue Service Forms 5500, (iv) the most recent favorable determination or opinion letter from the Internal Revenue Service, (v) the most recently prepared actuarial reports and financial statements in connection with each such Company Employee Plan, and (vi) all documents and correspondence relating thereto received from or provided to the Department of Labor, the PBGC, the Internal Revenue Service or any other Governmental Authority or the plan sponsor of any Multiemployer Plan during the past year.
(b)   Neither the Company nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), has, during the last six years, sponsored, maintained, administered or contributed to (or had any obligation to contribute to) or is reasonably expected to have any direct or indirect liability with respect to, any plan subject to Title IV of ERISA, other than any Multiemployer Plan.
(c)   Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service or has applied to the Internal Revenue Service for such a letter within the applicable remedial amendment period or such period has not expired and, to the knowledge of the Company, no circumstances exist that would reasonably be expected to result in any such letter being revoked or not being reissued or a penalty under the Internal Revenue Service Closing Agreement Program if discovered during an Internal Revenue Service audit or investigation.
(d)   Section 4.17(d) of the Company Disclosure Schedule sets forth each Multiemployer Plan which the Company or any of its ERISA Affiliates (or any predecessor of any such entity) sponsors, maintains, contributes to or has any liability or contingent liability in respect of, or in the past six (6) years sponsored, maintained, contributed to or had any liability or contingent liability in respect of. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its ERISA Affiliates has incurred any liability on account of a “complete withdrawal” or a “partial withdrawal” (within the meaning of Sections 4203 and 4205 of ERISA, respectively) from any Multiemployer Plan and no circumstances exist that would reasonably be expected to give rise to any such withdrawal or liability (including as a result of the transactions contemplated by this Agreement). As of the date of this Agreement, neither the Company nor any of its ERISA Affiliates has received notice, and the Company has no knowledge, of any Multiemployer Plan’s (i) failure to satisfy the minimum funding requirements of Section 412 of the Code or application for or receipt of a waiver of such minimum funding requirements, (ii) “endangered status” or “critical status” (within the meaning of Section 432 of the Code) or (iii) insolvency (within the meaning of Section 4245 of ERISA), reorganization (within the meaning of Section 4241 of ERISA) or proposed or, to the knowledge of the Company, threatened termination.
(e)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Employee Plan (including any trust intended to be exempt from tax under Section 501 of the Code) has been maintained in compliance with its terms and all Applicable Law, including ERISA and the Code. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no claim (other than routine claims for benefits), action, suit, investigation or proceeding (including an audit) is pending against or involves or, to the Company’s knowledge, is threatened against or reasonably expected to involve, any Company Employee Plan before any Governmental Authority, including the Internal Revenue Service, the Department of Labor or the PBGC.
(f)   Except as provided under this Agreement or pursuant to Applicable Law, with respect to each director, officer, or employee (including each former director, officer, or employee) of the Company or any of its Subsidiaries, the consummation of the transactions contemplated by this Agreement will not, either alone or together with any other event, (i) entitle any such individual to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Company Employee Plan, or (iii) result in the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).
(g)   Neither the Company nor any of its Subsidiaries has any current or projected liability for, and no Company Employee Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any director, officer, or employee (including any former director, officer, or employee) of the Company or any of its Subsidiaries (other than coverage mandated by Applicable Law).
(h)   Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Person for any Tax incurred by such Person under Section 409A or 4999 of the Code or other similar Applicable Law.
(i)   With respect to any Company Employee Plan for the benefit of Company employees or dependents thereof who perform services or who are employed outside of the United States (a “Non-U.S. Plan”), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) if required to have been approved by any non-U.S. Governmental Authority (or permitted to have been approved to obtain any beneficial Tax or other status), such Non-U.S. Plan has been so approved or timely submitted for approval; no such approval has been revoked (nor, to the knowledge of the Company, has revocation been threatened) and no event has occurred since the date of the most recent approval or application therefor that is reasonably likely to affect any such approval or increase the costs relating thereto; (ii) if intended to be funded and/or book reserved, such Non-U.S. Plan is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions; (iii) no liability exists or reasonably could be imposed upon the assets of the Company or any of its Subsidiaries by reason of such Non-U.S. Plan; and (iv) the financial statements of such Non-U.S. Plan (if any) accurately reflect such Non-U.S. Plan’s liabilities.
(j)   On or prior to the date hereof, the Company has made available to Parent a list of each Company Equity Award outstanding as of December 8, 2021 that includes (A) the number of shares of Company Common Stock underlying such Company Equity Award (assuming achievement of the applicable performance goals at the target level in the case of any such Company Equity Award that is a Company PSU Award), (B) the exercise price of each such Company Equity Award, if applicable, (C) the vesting schedule of each such Company Equity Award that is unvested as of the date thereof and (D) the expiration date of each such Company Equity Award, if applicable.
Section 4.18   Labor Matters.
(a)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are, and since January 1, 2019 have been, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination (including sex-based discrimination), sexual harassment or sexual misconduct (or breach of any policy of the Company or any of its Subsidiaries relating to the foregoing), civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes and (ii) since January 1, 2019, there has not been any settlement or similar out-of-court or pre-litigation arrangement relating to sex-based discrimination, sexual harassment or sexual misconduct involving the Company or any of its Subsidiaries, nor to the Company’s knowledge has any such action been threatened.
(b)   Neither the Company nor any of its Subsidiaries is, or from January 1, 2019 to the date of this Agreement has been, a party to or subject to, or is currently negotiating in connection with entering into, any Collective Bargaining Agreement and, to the Company’s knowledge, from January 1, 2019 through the date of this Agreement, there has not been any organizational campaign, card solicitation, petition or other unionization or similar activity seeking recognition of a collective bargaining or similar unit relating to any director, officer, or employee of the Company or any of its Subsidiaries. There are no unfair labor practice complaints pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving any director, officer, or employee (including any former director, officer, or employee) of the Company or any of its Subsidiaries with respect to the Company or its Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2019 there has not been, and there is, no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Company’s knowledge, threatened against or affecting the Company or any of its Subsidiaries.
(c)   The Company and its Subsidiaries have not entered into any agreement with any works council, labor union, or similar labor organization that would require the Company to obtain the consent of, consult with or provide advance notice, to such works council, labor union or similar labor organization of the transactions contemplated by this Agreement.
(d)   The Company has provided to Parent a schedule containing, with respect to each employee of the Company or any of its Subsidiaries with a title of Vice President or Above (“Senior Leadership”), (i) name, (ii) date of hire, (iii) position, (iv) employment location, (v) base salary, (vi) the current incentive opportunities of such employee and (vii) the legal entity that employs such employee. Five Business Days prior to the Closing Date, the Company will provide Parent with a revised version of the schedule described in the immediately preceding sentence, updated as of ten days prior to the Closing Date. The foregoing data can be anonymized to the extent necessary to comply with any Applicable Law.

Section 4.19   Intellectual Property.
(a)   Section 4.19(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of all Registered Intellectual Property that is included in the Company Intellectual Property (the “Company Registered IP”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each item of Company Intellectual Property is exclusively and solely owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens, (ii) none of the Company Registered IP has lapsed, expired, or been abandoned (including as a result of failure to pay the necessary renewal or maintenance fees) prior to the end of the applicable term of such Company Registered IP, except where the Company has made a reasonable business judgment to not maintain such Registered Intellectual Property, (iii) none of the Company Registered IP has been adjudged invalid or unenforceable in whole or in part, (iv) to the knowledge of the Company, all Company Registered IP is subsisting, and, if registered, not invalid or unenforceable and (v) there is no opposition or cancellation proceeding or other Order, claim, action, proceeding, suit or investigation pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries, based upon, challenging or contesting the ownership, validity, registrability, scope or enforceability of any Company Registered IP.
(b)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries own or have a valid and enforceable license to use any and all Intellectual Property Rights used to conduct the business of the Company and its Subsidiaries as of the date of this Agreement. There exist no restrictions on the disclosure, use, license or transfer of, and the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish, any Company Intellectual Property.
(c)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) none of the Company Intellectual Property is subject to any Order, claim, action, proceeding, suit or investigation that is pending or, to the knowledge of the Company, threatened, asserting that the Company or any of its Subsidiaries or the conduct of their respective businesses has infringed, misappropriated or otherwise violated, or does infringe, misappropriate or otherwise violate, any Intellectual Property Rights of any Third Party, (ii) to the knowledge of the Company, the Company or any of its Subsidiaries, and the operation of the business of the Company or any of its Subsidiaries, does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated, any Intellectual Property Rights of any Third Party, and (iii) to the knowledge of the Company, as of the date of this Agreement no Third Party has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any Company Intellectual Property or any Intellectual Property Rights exclusively licensed to the Company or any of its Subsidiaries.
(d)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have taken commercially reasonable steps in accordance with normal industry practice to protect, maintain, defend and enforce the Company Intellectual Property, including any Trade Secrets included in the Company Intellectual Property the value of which to the Company is contingent upon maintaining the confidentiality thereof, and (ii) there have been no unauthorized uses or disclosures of any such Trade Secrets.
(e)   Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company and its Subsidiaries own or have a valid right to use all Intellectual Property Rights created for the Company by all current and former employees, officers, consultants and contractors either by operation of laws or written, valid agreements.
(f)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all collection, acquisition, use, storage, transfer (including any cross-border transfers), distribution, dissemination or other processing by or on behalf of the Company and any of its Subsidiaries of Personal Data are currently and have at all times been in compliance with all applicable Privacy Legal Requirements and Privacy Commitments, (ii) neither the Company nor any of its Subsidiaries has received any notice alleging any violation by the Company or any of its Subsidiaries of any Privacy Legal Requirement or Privacy Commitments, nor, to the knowledge of the Company, has the Company or any of its Subsidiaries been threatened to be charged with any such violation, (iii) neither the Company nor any of its Subsidiaries has received any complaint by any Person with respect to the collection, acquisition, use, storage, transfer (including any cross-border transfers), distribution, dissemination or other processing of Personal Data by the Company or any of its Subsidiaries, (iv) the Company and its Subsidiaries implement and maintain written policies and procedures with respect to technical, organizational, administrative, and physical safeguards adequate to protect Personal Data against any unauthorized use, access or disclosure, and (v) neither the Company and its Subsidiaries, nor any vendor, processor or service provider engaged on behalf of the Company or any of its Subsidiaries, has suffered any data breach, security incident (including any ransomware attack) or unauthorized use, access or disclosure of Personal Data.
(g)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect since January 1, 2020 (i) the Company and its Subsidiaries own or have access to use all IT Assets, (ii) the Company and its Subsidiaries have implemented and maintained commercially written policies and procedures with respect to technical, organizational, administrative, and physical safeguards intended to protect the security, confidentiality, integrity and availability of Trade Secrets, Personal Data and IT Assets, (iii) to the knowledge of the Company, there have been no (A) security breaches in the IT Assets or (B) disruptions in any IT Assets that affected the operations of the business of the Company or any of its Subsidiaries, and (iv) to the knowledge of the Company, the IT Assets are free from any material defect, bug, virus, error or other corruptant.
(h)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, any transfer of Personal Data in connection with the transactions contemplated by this Agreement (including the Mergers) will not violate any applicable Privacy Legal Requirement or Privacy Commitment.
Section 4.20   Properties.   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and each of its Subsidiaries has good, valid and marketable fee simple title to, or valid leasehold interests in, as the case may be, each parcel of real property of the Company or any of its Subsidiaries, free and clear of all Liens, except for Permitted Liens, (b) each lease, sublease or license (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is, subject to the Bankruptcy and Equity Exceptions, a valid and binding obligation of the Company or a Subsidiary of the Company (as the case may be) and, to the knowledge of the Company, each of the other parties thereto, and in full force and effect and enforceable in accordance with its terms against the Company or its Subsidiaries (as the case may be) and, to the knowledge of the Company, each of the other parties thereto (except for such Leases that are terminated after the date of this Agreement in accordance with their respective terms, other than as a result of a default or breach by the Company or any of its Subsidiaries of any of the provisions thereof), (c) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of the other parties thereto has violated or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of any Lease, and (d) neither the Company nor any of its Subsidiaries has received written notice that it has violated or defaulted under any Lease.
Section 4.21   Environmental Matters.   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(a)   Since January 1, 2019, no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no claim, action or suit or, to the knowledge of the Company, proceeding or investigation (including a review) is pending or, to the knowledge of the Company, threatened by any Governmental Authority or other Person relating to the Company or any of its Subsidiaries that relates to, or arises under, any Environmental Law, Environmental Permit or Hazardous Substance;
(b)   the Company and its Subsidiaries are, and since January 1, 2019 have been, in compliance with all Environmental Laws and all Environmental Permits and hold all applicable Environmental Permits;

(c)   to the knowledge of the Company, there has been no treatment, storage or release of any Hazardous Substance in violation of, or as could reasonably be expected to result in liability under, any applicable Environmental Laws at or from any properties currently or formerly owned or leased or operated by the Company or any of its Subsidiaries or any predecessor; and
(d)   neither the Company nor any of its Subsidiaries is subject to any Order or party to any Contract imposing any liability or obligation relating to any Environmental Law.
Section 4.22   FCPA; Anti-Corruption; Sanctions.
(a)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, manager, employee, agent or representative of the Company or any of its Subsidiaries, in each case acting on behalf of the Company or any of its Subsidiaries, has, in the last five years, in connection with the business of the Company or any of its Subsidiaries, taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable).
(b)   Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, manager or employee of the Company or any of its Subsidiaries, is, or in the last five years has been, subject to any actual or pending or, to the knowledge of the Company, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Authority, involving the Company or any of its Subsidiaries relating to applicable Bribery Legislation, including the FCPA.
(c)   The Company and each of its Subsidiaries has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and each of its Subsidiaries as required by the FCPA.
(d)   The Company and each of its Subsidiaries has instituted policies and procedures reasonably designed to ensure compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force.
(e)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective directors, managers or employees (i) is a Sanctioned Person, (ii) has, in the last five years, engaged in, or has any plan or commitment to engage in, direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country on behalf of the Company or any of its Subsidiaries in violation of applicable Sanctions Law or (iii) has, in the last five years, violated, or engaged in any conduct sanctionable under, any Sanctions Law, nor to the knowledge of the Company, been the subject of an investigation or allegation of such a violation or sanctionable conduct.
Section 4.23   Insurance.   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as the Company reasonably believes, based on past experience, is adequate for the businesses and operations of the Company and its Subsidiaries (taking into account the cost and availability of such insurance).
Section 4.24   Transactions with Affiliates.   To the knowledge of the Company, since January 1, 2019 through the date of this Agreement, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404(a) of Regulation S-K that have not been otherwise disclosed in the Company SEC Documents filed prior to the date hereof.
Section 4.25   Antitakeover Statutes.   Assuming the representations and warranties set forth in Section 5.17 are true and correct, neither the restrictions set forth in Section 203 of the DGCL nor any other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under Applicable Law apply to this Agreement or any of the transactions contemplated hereby.
Section 4.26   Opinion of Financial Advisor.   Lazard Freres & Co. LLC, financial advisor to the Company, has delivered to the Board of Directors of the Company its oral opinion, to be confirmed by delivery of a written opinion, to the effect that, as of the date of such opinion and based on and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration to be paid in the First Merger to the holders of Company Common Stock pursuant to this Agreement (other than in respect of Excluded Shares) is fair, from a financial point of view, to such holders. A written copy of such opinion shall be delivered promptly to Parent after the date of this Agreement for informational purposes only.
Section 4.27   Finders’ Fees.   Except for Lazard Freres & Co. LLC, a copy of whose engagement letter has been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any finders or similar fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.
Section 4.28   No Ownership of Parent Ordinary Shares.   Neither the Company nor any of its Subsidiaries beneficially owns, directly or indirectly, any Parent Ordinary Shares or other securities convertible into, exchangeable for or exercisable for Parent Ordinary Shares, and neither the Company nor any of its Subsidiaries has any rights to acquire any Parent Ordinary Shares (other than any such securities owned by the Company or any of its Subsidiaries in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account). There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other Equity Securities of Parent or any of its Subsidiaries.
Section 4.29   No Other Representations and Warranties.   Except for the representations and warranties made by the Company in this Article IV (as qualified by the applicable items disclosed in the Company Disclosure Schedule in accordance with Section 11.05 and the introduction to this Article IV) and in the certificate to be delivered by the Company pursuant to Section 9.02(c), neither the Company nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. The Company and its Subsidiaries disclaim any other representations or warranties, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives. The Company acknowledges and agrees that, except for the representations and warranties made by Parent in Article V (as qualified by the applicable items disclosed in the Parent Disclosure Schedule in accordance with Section 11.05 and the introduction to Article V) and the certificate delivered by Parent pursuant to Section 9.03(c), neither Parent nor any other Person is making or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent or its Subsidiaries or any other matter furnished or provided to Parent or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby. The Company specifically disclaims that it is relying on or has relied on any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Parent and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

ARTICLE V
Representations and Warranties of Parent, Bidco and Merger Subs
Subject to Section 11.05, except (a) as disclosed in any Parent FCA Document filed or furnished and publicly available since January 1, 2020 and prior to the date that was three Business Days prior to the date of this Agreement or (b) as set forth in the Parent’s Disclosure Schedule, Parent, Bidco, Merger Sub I and Merger Sub II jointly and severally represent and warrant to the Company that:
Section 5.01   Corporate Existence and Power.   Parent is a public limited company duly incorporated and validly existing under the laws of England and Wales, and each of Bidco and Merger Sub I is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of organization, and Merger Sub II is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Each of Parent, Bidco and each Merger Sub has all requisite corporate power and authority required to own or lease all of its properties or assets and to carry on its business as now conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent, Bidco and each Merger Sub is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent directly or indirectly owns all of the outstanding shares of capital stock of Bidco and Bidco directly owns all of the outstanding shares of capital stock of Merger Sub I and all of the outstanding membership interests of Merger Sub II. Neither Merger Sub has, since the date of its incorporation (or, with respect to Merger Sub II, its formation) engaged in any activities other than (i) in connection with the preparation, negotiation and execution of this Agreement or the consummation of the transactions contemplated hereby or as expressly contemplated by this Agreement or (ii) those incident or related to its incorporation (or, with respect to Merger Sub II, its formation). Prior to the date of this Agreement, Parent has made available to the Company true and complete copies of the memorandum and articles of association of Parent as in effect on the date of this Agreement (the “Parent Organizational Documents”).
Section 5.02   Corporate Authorization.
(a)   The execution, delivery and performance by Parent, Bidco and each Merger Sub of this Agreement and the consummation by Parent, Bidco and each Merger Sub of the transactions contemplated by this Agreement are within the corporate powers and authority of Parent, Bidco and each Merger Sub and, except for the Parent Shareholder Approval and the adoption of this Agreement by the sole stockholders of Bidco and Merger Sub I and the approval of this Agreement by the sole member of Merger Sub II, have been duly authorized by all necessary corporate action on the part of Parent, Bidco and each Merger Sub. The affirmative vote of a majority of the votes cast by the holders of outstanding Parent Ordinary Shares at a duly convened and held meeting of Parent’s shareholders at which a quorum is present (i) approving the transactions contemplated by this Agreement (including, if required, with respect to the issuance of Parent ADSs in connection with the First Merger (the “Parent ADS Issuance”)), (ii) authorizing the Board of Directors of Parent (or a duly authorized committee thereof) to (x) allot and issue the Parent Ordinary Shares underlying the Parent ADSs issued in connection with the First Merger and (y) authorize Parent and its Subsidiaries to incur borrowings in excess of the limit on “moneys borrowed” set out in the Parent Organizational Documents (as in effect on the date hereof), provided that the total amount of “moneys borrowed” so authorized shall not exceed (taking into account any borrowings required to fund the Financing Amount) £5.0 billion and (iii) approving any Company Stock Plan to the extent considered necessary by Parent under English law or regulation to give effect to Section 2.08 or to the rights of any holder of any options or awards under any Company Stock Plan, such resolutions being proposed in the Parent Circular as being inter-conditional on one another (and being, collectively, the “Parent Shareholder Approval”), are the only approvals and/or votes of the holders of any of Parent’s capital stock necessary in connection with the consummation of the Mergers. This Agreement has been duly executed and delivered by each of Parent, Bidco and each Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a valid, legal and binding agreement of each of Parent, Bidco and each Merger Sub enforceable against Parent, Bidco and each Merger Sub in accordance with its terms (subject to the Bankruptcy and Equity Exceptions).

(b)   At a meeting duly convened and held, the Board of Directors (or a duly authorized committee of the Board of Directors) of Parent unanimously adopted resolutions that (i) this Agreement and the transactions contemplated hereby will be most likely to promote the success of Parent for the benefit of its shareholders as a whole, (ii) approved this Agreement and the transactions contemplated hereby, (iii) resolved that the approval of this Agreement and the transactions contemplated hereby (including the resolutions required to be passed for the purposes of the Parent Shareholder Approval) be submitted to a vote at a meeting of Parent’s shareholders and (iv) resolved to recommend the approval of the transactions contemplated by this Agreement (including the resolutions required to be passed for the purposes of the Parent Shareholder Approval) by Parent’s shareholders (such recommendation, the “Parent Board Recommendation”). Except as permitted by Section 7.02, the Board of Directors of Parent has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions.
(c)   The Board of Directors of Bidco has unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of Bidco and its stockholder and (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby (including the Mergers). The Board of Directors of Merger Sub I has unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of Merger Sub I and its stockholder, (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby (including the Mergers), (iii) directing that the approval and adoption of this Agreement be submitted to a vote of its stockholder, and (iv) recommending approval and adoption of this Agreement by its stockholder.
(d)   The sole member of Merger Sub II has unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of Merger Sub II and its sole member and (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby (including the Mergers).
Section 5.03   Governmental Authorization.   The execution, delivery and performance by each of Parent, Bidco and each Merger Sub of this Agreement and the consummation by each of Parent, Bidco and each Merger Sub of the transactions contemplated hereby require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (a) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent, Bidco or such Merger Sub is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with and Filings under any applicable Foreign Antitrust Laws, (d) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws or pursuant to the Listing Rules, the CA 2006, the DTRs, the MAR, the FSMA or the rules of the LSE or any other exchange on which Equity Securities of Parent are listed, and (e) any other actions, Consents or Filings the absence of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.
Section 5.04   Non-contravention.   Assuming compliance with the matters referred to in Section 5.03 and receipt of the Parent Shareholder Approval, the execution, delivery and performance by each of Parent, Bidco and each Merger Sub of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the Parent Organizational Documents, the certificate of incorporation or bylaws of either Bidco or Merger Sub I or the certificate of formation or limited liability company agreement of Merger Sub II, (b) contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (c) require any Consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under, any provision of any Contract binding on Parent or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except, in the case of each of clauses (b) through (d), as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.05   Capitalization.
(a)   As of the close of business on December 10, 2021, (A) there were issued 1,859,332,965 Parent Ordinary Shares (of which no shares were held in treasury), (B) there were issued no redeemable preference shares of Parent, (C) 49,406,098 Parent Ordinary Shares were subject to certain American depositary shares of Parent (“Existing Parent ADSs”), (D) 21,855,447 Parent Ordinary Shares were subject to performance share awards (granted in the form of options or awards over Parent Ordinary Shares or Existing Parent ADSs) under the Parent Stock Plans (“Parent Performance Share Awards”) and (E) 301,580 Parent Ordinary Shares were subject to deferred bonus awards (granted in the form of options or awards over Parent Ordinary Shares or Existing Parent ADSs) under the Parent Stock Plans (“Parent Deferred Bonus Awards”). When issued and delivered in accordance with the terms of this Agreement, (i) the Parent ADSs issued as part of the Merger Consideration will have been validly issued in accordance with the terms of, and will entitle the holders thereof to the rights specified in, the Deposit Agreement and will be fully paid and nonassessable and the issuance thereof will be free of preemptive rights and (ii) the Parent Ordinary Shares represented by such Parent ADSs will have been validly issued and will be fully paid and the issuance thereof will be free of preemptive rights. Except as set forth in this Section 5.05(a), as of the close of business on December 10, 2021, there are no issued, reserved for issuance or outstanding Equity Securities of Parent.
(b)   All of the issued share capital of Parent has been, and of the share capital of Parent that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable (where such concept is applicable under Applicable Law) and free of preemptive rights. No Subsidiary of Parent owns any share capital of Parent (other than any such shares owned by Subsidiaries of Parent in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account). There are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Parent have the right to vote. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of Parent. Neither Parent nor any of its Subsidiaries is a party to any agreement with respect to the voting of any Equity Securities of Parent.
Section 5.06   Subsidiaries.
(a)   Each Subsidiary of Parent is a corporation or other entity duly incorporated or organized, validly existing and in good standing (except to the extent such concept is not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, as applicable) under the laws of its jurisdiction of incorporation, formation or organization and has all corporate or other organizational powers and authority, as applicable, required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those jurisdictions where failure to be so duly incorporated or organized, validly existing and in good standing or to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each such Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)   All of the issued and outstanding shares of capital stock or other Equity Securities of each Subsidiary of Parent have been validly issued and are fully paid and nonassessable (except to the extent such concepts are not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, as applicable) and are owned by Parent, directly or indirectly, free and clear of any Lien (other than any restrictions imposed by Applicable Law) and free of preemptive rights, rights of first refusal, subscription rights or similar rights of any Person and transfer restrictions (other than transfer restrictions under Applicable Law or under the organizational documents of such Subsidiary). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of any Subsidiary of Parent. Except for the capital stock or other Equity Securities of its Subsidiaries and publicly traded securities held for investment that do not exceed five percent of the outstanding securities of any entity, Parent does not own, directly or indirectly, any capital stock or other Equity Securities of any Person.
Section 5.07   FCA and Other Filings.
(a)   Parent has timely filed with or furnished or submitted to the FCA (and the National Storage Mechanism maintained by the FCA) and/or Companies House all reports (including annual financial reports, half yearly financial reports and interim management statements), notices, resolutions, prospectuses, circulars and other documents required to be filed with, furnished or submitted to (respectively) the FCA and/or Companies House by Parent since January 1, 2019 (collectively, together with any other information incorporated therein, the “Parent FCA Documents”). No Subsidiary of Parent is required to file, furnish or submit any report, schedule, form, statement, prospectus, registration statement or other document with the FCA. Since January 1, 2019, Parent has complied in all material respects with its obligations under the MAR, the Listing Rules, the DTRs and the Prospectus Regulation Rules.
(b)   As of its filing or publication date (or, if amended or superseded by a filing or publication prior to the date of this Agreement, on the date of such amended or superseding filing or publication), the Parent FCA Documents filed, published or furnished prior to the date of this Agreement complied, and each Parent FCA Document filed, published or furnished subsequent to the date of this Agreement (assuming, in the case of each of the Parent Prospectus and the Parent Circular, that the representations and warranties set forth in Section 4.09 are true and correct) will comply, in all material respects with the applicable requirements of the LSE and each other exchange on which Equity Securities of Parent are listed, the FCA, the CA 2006, the Listing Rules, the Prospectus Regulation Rules and the DTRs, as the case may be.
(c)   As of its filing or publication date (or, if amended or superseded by a filing or publication prior to the date of this Agreement, on the date of such amended or superseding filing or publication), each Parent FCA Document filed or furnished prior to the date of this Agreement did not, and each Parent FCA Document filed, published or furnished subsequent to the date of this Agreement (assuming, in the case of each of any Parent Prospectus and the Parent Circular, that the representations and warranties set forth in Section 4.09 are true and correct) will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
(d)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent is, and since January 1, 2019 has been, in compliance with the CA 2006, the applicable listing and corporate governance rules and regulations of the LSE and each other exchange on which Equity Securities of Parent are listed and the FCA, the Listing Rules, the Prospectus Regulation Rules and the DTRs.
(e)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent currently maintains a system of internal controls designed to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with IFRS, and Parent’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of such internal controls prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Board of Directors of Parent (i) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.
Section 5.08   Financial Statements and Financial Matters.
(a)   The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent FCA Documents (or, if any such Parent FCA Document is amended or superseded by a filing prior to the date of this Agreement, such amended or superseding Parent FCA Document) present fairly in all material respects, in conformity with IFRS applied on a consistent basis during the periods presented (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in each case, to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements).
(b)   From January 1, 2019 to the date of this Agreement, Parent has not received written notice from the FCA, the FRC, Companies House or any other Governmental Authority indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the FCA, the FRC, Companies House or any other Governmental Authority.
Section 5.09   Disclosure Documents.
(a)   Assuming that the representations and warranties set forth in Section 4.09 are true and correct, the Form F-4 and the Form F-6 shall comply as to form in all material respects with the applicable provisions of the 1933 Act, the 1934 Act and other Applicable Law.
(b)   The information relating to Parent and its Subsidiaries that is provided in writing by Parent, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Form F-4 or the Proxy Statement/Prospectus will not (i) in the case of the Form F-4, at the time the Form F-4 or any amendment or supplement thereto becomes effective and at the time of the Company Stockholder Meeting or (ii) in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
(c)   The information relating to Parent and its Subsidiaries that is included, or incorporated by reference, in the Parent Circular will not, at the time the Parent Circular or any amendment or supplement thereto is approved by the FCA, at the time the Parent Circular or any amendment or supplement thereto is first mailed to the shareholders of Parent and at the time of the Parent Shareholder Meeting, contain any information or any expression of opinion, belief, expectation or intention which is untrue or inaccurate or omit a fact, the omission of which renders any information or expression in the Parent Circular inaccurate or misleading.
(d)   The information relating to Parent and its Subsidiaries that is included, or incorporated by reference, in the Parent Prospectus will not, at the time the Parent Prospectus or any amendment or supplement thereto is approved by the FCA, at the time the Parent Prospectus or any amendment or supplement thereto is made available to the public in accordance with the Prospectus Regulation Rules, and at the time the Parent Shares Admission becomes effective, contain any information or any expression of opinion, belief, expectation or intention which is untrue or inaccurate or omit a fact, the omission of which renders any information or expression in the Parent Prospectus inaccurate or misleading.
(e)   Notwithstanding the foregoing provisions of this Section 5.09, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Form F-4, the Proxy Statement/Prospectus, the Parent Prospectus or the Parent Circular that relate to and were provided by or on behalf of the Company or any of its Subsidiaries or any of their respective Representatives in writing for inclusion or incorporation by reference therein.
Section 5.10   Absence of Certain Changes.   (a) Since the Parent Balance Sheet Date through the date of this Agreement, except in connection with or related to the process in connection with which Parent and its Representatives discussed and negotiated this Agreement and the transactions contemplated hereby, the business of Parent and its Subsidiaries has been conducted in all material respects in the ordinary course of business and (b) since the Parent Balance Sheet Date, there has not been any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.11   No Undisclosed Material Liabilities.   There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that would be required by IFRS to be reflected on the consolidated balance sheet of Parent and its Subsidiaries, other than (a) liabilities or obligations disclosed or provided for in the Parent Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business since the Parent Balance Sheet Date, (c) liabilities arising in connection with the transactions contemplated hereby or in connection with obligations under Contracts binding on Parent or any of its Subsidiaries (except to the extent such liabilities arose or resulted from a breach or a default of such Contract) or (d) other liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.12   Litigation.   There is no claim, action, proceeding or suit or, to the knowledge of Parent, investigation pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, any present or, to the knowledge of Parent, former officers, directors or employees of Parent or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of Parent or any of its Subsidiaries, before (or, in the case of threatened claims, actions, suits, investigations or proceedings, that would be before) any Governmental Authority that, individually or in the aggregate, (a) has had or would reasonably be expected to have a Parent Material Adverse Effect or (b) would reasonably be expected to prevent Parent, Bidco or either Merger Sub from performing their obligations under this Agreement to consummate the Mergers; provided, that to the extent any such representations or warranties in the foregoing clauses (a) and (b) pertain to claims, actions, proceedings, suits or investigations that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof. There is (in the case of clause (ii), as of the date of this Agreement) no Order outstanding against Parent, any of its Subsidiaries, any present or, to the knowledge of Parent, former officers, directors or employees of Parent or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of any of Parent or any of its Subsidiaries or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries, any present or, to the knowledge of Parent, former officers, directors or employees of Parent in their respective capacities as such, or any of the respective properties or assets of any of Parent or any of its Subsidiaries, that, individually or in the aggregate, (i) has had or would reasonably be expected to have a Parent Material Adverse Effect or (ii) would reasonably be expected to prevent Parent, Bidco or either Merger Sub from performing their obligations under this Agreement to consummate the Mergers.
Section 5.13   Permits.   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries hold all governmental licenses and Consents necessary for the operation of their respective businesses (the “Parent Permits”). Parent and each of its Subsidiaries are, and since January 1, 2019 have been, in compliance with the terms of the Parent Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no claim, action, proceeding or suit or, to the knowledge of Parent, investigation pending, or, to the knowledge of Parent, threatened that seeks the revocation, cancellation, termination, non-renewal or adverse modification of any Parent Permit, except where such revocation, cancellation, termination, non-renewal or adverse modification, individually or in the aggregate, (i) has not had and would not reasonably be expected to have a Parent Material Adverse Effect or (ii) would not reasonably be expected to prevent Parent, Bidco or either Merger Sub from performing their obligations under this Agreement to consummate the Mergers.
Section 5.14   Compliance with Laws.   Parent and each of its Subsidiaries are, and since January 1, 2019 have been, in compliance with all Applicable Laws, except for failures to comply that, individually or in the aggregate, (i) have not had and would not reasonably be expected to have a Parent Material Adverse Effect or (ii) would not reasonably be expected to prevent Parent, Bidco or either Merger Sub from performing their obligations under this Agreement to consummate the Mergers.
Section 5.15   FCPA; Anti-Corruption; Sanctions.
(a)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any director, manager, employee, agent or representative of Parent or any of its

Subsidiaries, in each case acting on behalf of Parent or any of its Subsidiaries, has, in the last five years, in connection with the business of Parent or any of its Subsidiaries, taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable).
(b)   Neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, manager or employee of Parent or any of its Subsidiaries, is, or in the last five years has been, subject to any actual or pending or, to the knowledge of Parent, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Authority, involving Parent or any of its Subsidiaries relating to applicable Bribery Legislation, including the FCPA.
(c)   Parent and each of its Subsidiaries has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Parent and each of its Subsidiaries as required by the FCPA.
(d)   Parent and each of its Subsidiaries has instituted policies and procedures reasonably designed to ensure compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force.
(e)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent or any of its Subsidiaries, nor, to the knowledge of Parent, any of their respective directors, managers or employees (i) is a Sanctioned Person, (ii) has, in the last five years, engaged in, or has any plan or commitment to engage in, direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country on behalf of Parent or any of its Subsidiaries in violation of applicable Sanctions Law or (iii) has, in the last five years, violated, or engaged in any conduct sanctionable under, any Sanctions Law, nor to the knowledge of Parent, been the subject of an investigation or allegation of such a violation or sanctionable conduct.
Section 5.16   Finders’ Fees.   Except for Barclays Bank PLC and Goldman Sachs International, a copy of whose engagement letters have been provided to the Company, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who might be entitled to any finders or similar fee or commission from Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement.
Section 5.17   No Ownership of Company Common Stock.   Neither Parent nor any of its Subsidiaries beneficially owns, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock, and neither Parent nor any of its Subsidiaries has any rights to acquire any shares of Company Common Stock (other than any such securities owned by Parent or any of its Subsidiaries in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account). There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other Equity Securities of the Company or any of its Subsidiaries.
Section 5.18   Reorganization.   Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely (i) to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) to cause the stockholders of the Company (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code.
Section 5.19   Financing.
(a)   Parent has delivered to the Company (i) a true and complete copy of a fully executed commitment letter, dated as of the date hereof, among Parent and the Financing Sources party thereto (including all exhibits, schedules, and annexes to such letters in effect as of the date hereof), pursuant to which such Financing Sources have committed, upon the terms and subject to the conditions set forth therein, to provide the debt financing described therein in connection with the transactions contemplated hereby (the “Debt Financing”) and (ii) a true and complete copy of the fully executed fee letter referenced therein (together, as the same may be amended, modified, restated, replaced or substituted in a manner consistent with Section 5.19(d), the “Debt Commitment Letter”) relating to fees with respect to the Debt Financing (redacted to remove only fee amounts, rates and certain other economic terms (none of which could adversely affect the amounts, availability, timing or conditionality of such Debt Financing)). As of the date of this Agreement, (i) the Debt Commitment Letter has not been amended, waived or modified in any respect, (ii) the commitments contained in the Debt Commitment Letter have not been withdrawn, terminated, modified or rescinded in any respect and (iii) the Debt Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Parent, and, to the knowledge of Parent, each of the other parties thereto, enforceable against Parent, and to the knowledge of Parent, each of the other parties thereto in accordance with its terms, subject to the Bankruptcy and Equity Exceptions. The consummation of the Debt Financing is subject to no conditions precedent other than those expressly set forth in the copy of the Debt Commitment Letter delivered to the Company on or prior to the date hereof, and there are no contingencies that would permit the Financing Sources to reduce the total amount of the Debt Financing other than those expressly set forth in the copy of the Debt Commitment Letter delivered to the Company on or prior to the date hereof. As of the date of this Agreement, no event has occurred, which, with or without notice, lapse of time or both, (x) would constitute a default or breach on the part of Parent or, to the knowledge of Parent, any other party to the Debt Commitment Letter, under the Debt Commitment Letter, or (y) to the knowledge of Parent, would result in any portion of the Debt Financing being unavailable or delayed.
(b)   Parent and its Subsidiaries will have at the Closing available to them all of the funds necessary to consummate the transactions contemplated by this Agreement and to make all payments required to be made in connection therewith in an amount sufficient to enable Parent, Bidco and Merger Subs to pay all such amounts in cash on the Closing Date (or when required to be paid in accordance with this Agreement) including the payment of (i) the cash portion of the aggregate Merger Consideration in full in accordance with the terms of this Agreement, (ii) the aggregate amount of obligations outstanding under the Credit Agreement at Closing to effect the payoff and termination of the Credit Agreement and (iii) any other amounts (including all payments, fees and expenses) required to be paid in connection with, related to or arising out of the consummation of the Mergers (such amounts, collectively, the “Financing Amount”).
(c)   Notwithstanding anything in this Agreement to the contrary, Parent, Bidco, and each Merger Sub acknowledge and agree that the receipt and availability of any funds or financing is not a condition to Closing under this Agreement nor is it a condition to Closing under this Agreement for Parent to obtain all or any portion of the Debt Financing or any other financing.
(d)   For purposes of this Agreement, “Debt Commitment Letter” shall include the Debt Commitment Letter as amended, modified, restated, replaced or substituted by Parent or its Subsidiaries after the date hereof, and “Debt Financing” shall include the debt financing contemplated the Debt Commitment Letter as so amended, modified, restated, replaced or substituted; provided in each case that any such amendment, modification, restatement, replacement or substitution does not (i) add new or expand the conditions precedent to availability of the Debt Financing in any manner that would reasonably be expected to delay or impair availability of the Debt Financing at the Closing, (ii) reduce the amount of the Debt Financing to less than the amount necessary, when taken together with other sources of funds available to Parent and its Subsidiaries, to pay the Financing Amount at the Closing, (iii) adversely affect the ability of Parent to enforce its rights against other parties to the Debt Commitment Letter or Debt Financing as so amended, modified, restated, replaced or substituted, relative to the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter as in effect on the date hereof or (iv) would otherwise reasonably be expected to delay or impair the consummation of the Mergers and the other transactions contemplated by this Agreement.
Section 5.20   No Other Representations and Warranties.   Except for the representations and warranties made by Parent in this Article V (as qualified by the applicable items disclosed in the Parent Disclosure Schedule in accordance with Section 11.05 and the introduction to this Article V) and in the certificate to be delivered by Parent pursuant to Section 9.03(c), neither Parent nor any other Person (including either Merger Sub) makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent or its Subsidiaries or any other matter furnished or provided to the Company or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. Parent and its Subsidiaries disclaim any other representations or warranties, whether made by Parent or any of its Subsidiaries or any of their respective Affiliates or Representatives. Each of Parent, Bidco and each Merger Sub acknowledges and agrees that, except for the representations and warranties made by the Company in Article IV (as qualified by the applicable items disclosed in the Company Disclosure Schedule in accordance with Section 11.05 and the introduction to Article IV) and in the certificate to be delivered by the Company pursuant to Section 9.02(c), neither the Company nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby. Each of Parent, Bidco and each Merger Sub specifically disclaims that it is relying on or has relied on any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.
ARTICLE VI
Covenants of the Company
Section 6.01   Conduct of the Company.
(a)   From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement, except (w) as prohibited or required by Applicable Law, (x) in connection with any action reasonably taken, or reasonably omitted to be taken, in connection with COVID-19 or any COVID-19 Measures (provided, that, with respect to actions taken or omitted to be taken in reliance on this clause (x), to the extent permitted under Applicable Law and practicable under the circumstances, the Company shall provide prior notice to and consult in good faith with Parent prior to taking such action), (y) as set forth in Section 6.01 of the Company Disclosure Schedule, or (z) as otherwise required or expressly contemplated by this Agreement, unless Parent shall have given its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (A) conduct its business in all material respects in the ordinary course of business, (B) preserve intact its business organization, keep available the services of its present key employees and maintain its existing relations and goodwill with material customers, members, suppliers, licensors, licensees and other Third Parties with whom it has material business relations and (C) maintain in effect all material Company Permits; provided, that (i) no action by the Company or any of its Subsidiaries to the extent expressly permitted by an exception to any of Section 6.01(b)(i) through Section 6.01(b)(xvi) shall be a breach of this sentence and (ii) the Company’s or any of its Subsidiaries’ failure to take any action prohibited by any of Section 6.01(b)(i) through Section 6.01(b)(xvi) by virtue of Parent’s failure to consent to such action shall not be deemed to be a breach of this Section 6.01(a).
(b)   From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement, except (w) as prohibited or required by Applicable Law, (x) in connection with any action reasonably taken, or reasonably omitted to be taken, in connection with COVID-19 or any COVID-19 Measures (provided, that, with respect to actions taken or omitted to be taken in reliance on this clause (x), to the extent permitted under Applicable Law and practicable under the circumstances, the Company shall provide prior notice to and consult in good faith with Parent prior to taking such action), (y) as set forth in Section 6.01 of the Company Disclosure Schedule, or (z) as

otherwise required or expressly contemplated by this Agreement, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause each of its Subsidiaries not to:
(i)   (A) adopt any change to its certificate of incorporation, bylaws or other organizational documents (whether by merger, consolidation or otherwise) (including the Company Organizational Documents) (other than any changes to the organizational documents of the Subsidiaries of the Company that are not material and adverse to the Company and the holders of Company Common Stock), (B) merge or consolidate with any other Person (other than transactions solely among the Company’s wholly-owned Subsidiaries) or (C) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring (other than transactions solely among the Company’s wholly-owned Subsidiaries);
(ii)   acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division thereof or any assets, securities or property, other than (1) acquisitions of assets, securities or property in the U.S. for consideration in an amount not to exceed $60 million per individual transaction or $150 million in the aggregate (including the value of any contingent payments potentially payable), in each case, in any 12-month period for all such acquisitions (provided that, without limiting the foregoing, the Company shall provide Parent at least 30 days’ prior written notice before entering into any Contract providing for, or consummating, any acquisition of assets, securities or property in the U.S. for consideration in an amount that exceeds $25 million per individual transaction), (2) transactions (I) solely among the Company and one or more of its wholly owned Subsidiaries or (II) solely among the Company’s wholly owned Subsidiaries and (3) acquisitions of inventory or equipment in the ordinary course of business consistent with past practice (provided that any of the acquisitions or transactions described in clauses (1) through (3) shall require the prior written consent of Parent if such acquisition or transaction would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement);
(iii)   (A) split, combine or reclassify any shares of its capital stock (other than transactions solely among the Company’s wholly owned Subsidiaries), (B) amend any term or alter any rights of any of its outstanding Equity Securities, (C) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other Equity Securities, other than dividends or distributions by a Subsidiary of the Company to the Company or a wholly owned Subsidiary of the Company, or (D) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Securities, other than repurchases of shares of Company Common Stock in connection with the exercise of Company Stock Options or the vesting or settlement of Company RSU Awards, Company PSU Awards or Company DSE Awards (including in satisfaction of any amounts required to be deducted or withheld under Applicable Law), in each case outstanding as of the date of this Agreement in accordance with the present terms of such Company Equity Awards or granted after the date of this Agreement to the extent permitted by this Agreement;
(iv)   issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock or any other Equity Securities, other than (A) the issuance of any shares of Company Common Stock upon the exercise of Company Stock Options or the vesting or settlement of shares of Company RSU Awards, Company PSU Awards or Company DSE Awards that are, in each case, outstanding as of the date of this Agreement in accordance with the present terms of such Company Equity Awards, (B) the issuance of shares of Company Common Stock on the exercise of purchase rights under the Company ESPP in accordance with Section 2.08(h) and (C) with respect to Equity Securities of any Subsidiary of the Company, in connection with transactions (1) solely among the Company and one or more of its wholly owned Subsidiaries or (2) solely among the Company’s wholly owned Subsidiaries;
(v)   authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith during the fiscal years 2021 and 2022, other than any capital expenditures contemplated by the capital expenditure budget of the Company and its Subsidiaries set forth in Section 6.01(b)(v) of the Company Disclosure Schedule;
(vi)   sell, lease, license, transfer or otherwise dispose of any assets, securities or property (in each case, other than Intellectual Property Rights, which are addressed in Section 6.01(b)(xv)), other than (A) sales or dispositions of inventory or tangible personal property (including equipment), in each case in the ordinary course of business, (B) dispositions of assets, securities or property in an amount not to exceed $5 million in the aggregate for all such dispositions, and (C) transactions (1) solely among the Company and one or more of its wholly owned Subsidiaries or (2) solely among the Company’s wholly owned Subsidiaries;
(vii)   (A) make any material loans, advances or capital contributions to, or investments in, any other Person, other than loans, advances, capital contributions or investments (I) by the Company to or in, as applicable, one or more of its wholly owned Subsidiaries or (II) by any Subsidiary of the Company to or in, as applicable, the Company or any wholly owned Subsidiary of the Company, (B) incur, assume, guarantee or repurchase or otherwise become liable for any indebtedness for borrowed money or issue or sell any debt securities or any options, warrants or other rights to acquire debt securities (in each case, whether directly or indirectly, on a contingent basis or otherwise), other than (1) additional borrowings under the Credit Agreement (as in effect as of the date of this Agreement) in accordance with the terms thereof, (2) intercompany indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, and (3) guarantees of indebtedness of the Company or its wholly owned Subsidiaries outstanding on the date of this Agreement or otherwise incurred in compliance with this Section 6.01(b)(vii) or (C) create or incur any Lien (except for a Permitted Lien) on any material asset;
(viii)   (A) enter into any Company Material Contract (other than Contracts of the types set forth in Section 4.15(a)(ii) (to the extent such applicable acquisition or disposition would be permitted under Section 6.01(b)(ii) or Section 6.01(b)(vi)), Section 4.15(a)(iii) (to the extent such Contract provides for or relates to the settlement or compromise of any claim, action, suit, investigation or proceeding involving or against the Company or any of its Subsidiaries permitted under Section 6.01(b)(xiii)), Section 4.15(a)(v) (to the extent such indebtedness would be permitted under Section 6.01(b)(vii)) or Section 4.15(a)(xi) (to the extent such settlement would be permitted under Section 6.01(b)(xiii)), (B) except as otherwise expressly permitted by this Section 6.01(b), terminate, renew, extend or in any material respect modify or amend any Company Material Contract (including by amendment of any Contract that is not a Company Material Contract such that such Contract becomes a Company Material Contract) or waive, release or assign any material right or claim thereunder, other than (1) any such action (excluding termination) with respect to any Company Material Contract of the type described in clause (i) of Section 4.15(a) (and for the avoidance of doubt, no other clause in such section), in each case, with customers in the ordinary course of business and (2) the expiration of any Company Material Contract in accordance with its terms or (C) enter into any Contract that is material to the businesses of the Company and its Subsidiaries, taken as a whole, and which requires or expressly purports to require a Consent from any Person in connection with the consummation of the transactions contemplated hereby;
(ix)   voluntarily terminate, suspend, abrogate, amend, let lapse or modify any material Company Permit in a manner materially adverse to the Company and its Subsidiaries, taken as a whole;
(x)   except as required by Company Employee Plans or Collective Bargaining Agreement as in effect as of the date of this Agreement, (A) grant any change in control, severance, retention or termination pay to (or amend any existing change in control, severance, retention or termination pay arrangement with) any of their respective current or former directors, officers, employees or individual consultants, (B) grant any Company Equity Awards, (C) take any action to accelerate the vesting of, or payment of, any compensation or benefit under any Company Employee Plan, (D) establish, adopt, amend or terminate any Company Employee Plan or Collective Bargaining Agreement, other than amendments of health or welfare benefit plans (excluding severance benefit plans) in the ordinary course of business consistent with past practice that would not increase the aggregate annual cost to the Company and its Subsidiaries of maintaining all Company Employee Plans that are health and welfare benefit plans (excluding severance benefit plans) by more than 3% in the aggregate for all such amendments, (E) increase the compensation, bonus opportunity or other benefits payable to any of their respective current or former directors, officers, or employees, other than (1) any annual merit increases in base compensation (and corresponding target bonus opportunity) for any officer or employee, provided that such increase shall not exceed 5% for any such individual at the level of Director or above and (2) any increases in base compensation and target bonus opportunity for promoted employees below the level of Vice President, and which, in the cases of items (1) and (2) above, (A) are done in the ordinary course of business consistent with past practice and (B) in the aggregate would not increase the annual cost to the Company and its Subsidiaries of such compensation by more than three percent (3%) in accordance with the annual operating budget previously provided to Parent, or (F) hire, promote or terminate without cause any member of Senior Leadership;
(xi)   make any material change in any method of financial accounting or financial accounting principles or practices, except for any such change required by reason of (or, in the reasonable good-faith judgment of the Company, advisable under) a change in GAAP or Regulation S-X under the 1934 Act (“Regulation S-X”), as approved by its independent public accountants;
(xii)   (A) make, change or revoke any material Tax election other than (y) in the ordinary course of business or (z) any entity classification election pursuant to Treasury Regulations Section 301.7701-3 or other election with respect to any acquired entity acquired by the Company or any of its Subsidiaries after the date of this Agreement, (B) change any annual Tax accounting period other than (y) in the ordinary course of business or (z) in order to conform a Tax accounting period of a Subsidiary to a taxable year ending on December 31, (C) change any material method of Tax accounting, (D) enter into any material closing agreement with respect to Taxes, (E) settle or surrender or otherwise concede, terminate or resolve any material Tax claim, audit, investigation or assessment, in each case, for an amount materially in excess of amounts reserved in accordance with GAAP, or (F) apply for a ruling from any Taxing Authority (it being understood and agreed that, notwithstanding any other provisions of this Agreement to the contrary, none of the covenants set forth in clauses (i) through (xi), (xiii), (xv) or (xvi) shall be considered to relate to Tax compliance (other than clause (xvi) insofar as it relates to this clause (xii) or clause (xiv)).
(xiii)   settle or compromise any claim, action, suit, investigation or proceeding involving or against the Company or any of its Subsidiaries that would reasonably be expected to have a material effect on the business of the Company or the combined business of the Company and Parent after the Closing Date (including any action, suit, investigation, or proceeding involving or against any employee, officer or director of the Company or any of its Subsidiaries in their capacities as such), other than any settlement or compromise that (A) does not involve payments (contingent or otherwise) by the Company or any of its Subsidiaries in excess of (x) $1 million individually or (y) $5 million in the aggregate, in the case of (y), over the aggregate amount reflected or reserved against in the most recent balance sheets (or the notes thereto) included in the Company SEC Documents relating to such claims, actions, suits, investigations or proceedings, and (B) does not involve any finding or admission of a violation of Applicable Law by the Company, Parent or their respective Affiliates or any material non-monetary relief or obligations; provided, that this clause (xiii) shall not apply with respect to any claim, action, suit, investigation or proceeding (A) in respect of Taxes (which claims, actions, suits, investigations or proceedings shall be governed exclusively by clause (xii)) or (B) brought by the stockholders of the Company against the Company and/or its directors relating to this Agreement and the transactions contemplated hereby, including the Mergers (which shall be governed exclusively by Section 8.07);
(xiv)   take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to (A) prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (B) cause the stockholders of the Company (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code;

(xv)   (A) license or grant any rights under, sublicense, modify, terminate, sell, transfer, assign, create or incur any Lien on, or otherwise dispose of any material Company Intellectual Property other than Permitted Liens and non-exclusive licenses granted to customers in the ordinary course of business, or (B) permit any material Company Registered IP to lapse, expire or become abandoned prior to the end of the applicable term of such Company Registered IP, or otherwise fail to take any action necessary to maintain, enforce or protect any material Company Intellectual Property, in each case, consistent with past practice; or
(xvi)   agree, resolve or commit to do any of the foregoing.
(c)   Anything to the contrary set forth in this Agreement notwithstanding, the Company shall not, and shall cause its Affiliates not to, directly or indirectly (whether by merger, consolidation or otherwise), acquire, purchase, lease or license or otherwise enter into a transaction with (or agree to acquire, purchase, lease or license or otherwise enter into a transaction with) any business, corporation, partnership, association or other business organization or division or part thereof that has one or more products, whether marketed or in development, that compete, or if commercialized would compete, with one or more material products or material services of Parent or any of its Subsidiaries, if doing so would reasonably be expected to (i) impose any material delay in the satisfaction of, or increase materially the risk of not satisfying, the conditions set forth in Section 9.01(c) (to the extent related to any Antitrust Law) or the conditions set forth in Section 9.01(h), (ii) materially increase the risk of any Governmental Authority entering an Order prohibiting or enjoining the consummation of the Mergers or (iii) otherwise prevent or materially delay the consummation of the Mergers (including the Debt Financing). The fact that a merger, acquisition or similar transaction requires approval under the Antitrust Laws shall not in and of itself restrict such transaction under this Section 6.01(c).
(d)   Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ businesses or operations, other than after Closing.
Section 6.02   No Solicitation by the Company.
(a)   From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement, except as otherwise set forth in this Section 6.02, the Company shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ respective directors and officers to not, and shall use its reasonable best efforts to cause its and its Subsidiaries’ other respective Representatives to not, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information) any inquiries regarding, or the making or submission of any Company Acquisition Proposal, (ii) (A) enter into or participate in any discussions or negotiations with any Third Party, (B) furnish to any Third Party any information, or (C) otherwise assist, participate in, knowingly facilitate or knowingly encourage any Third Party, in each case, in connection with or for the purpose of knowingly encouraging or facilitating, a Company Acquisition Proposal, (iii) approve, recommend or enter into, or publicly or formally propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Company Acquisition Proposal, (iv) (A) withdraw or qualify, amend or modify in any manner adverse to Parent the Company Board Recommendation, (B) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus or (C) recommend, adopt or approve or publicly propose to recommend, adopt or approve any Company Acquisition Proposal (any of the foregoing in this clause (iv), a “Company Adverse Recommendation Change”) or (v) take any action to make any “moratorium”, “control share acquisition”, “fair price”, “supermajority”, “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws and regulations of the State of Delaware, including Section 203 of the DGCL, inapplicable to any Third Party or any Company Acquisition Proposal.
(b)   The foregoing notwithstanding, if at any time prior to the receipt of the Company Stockholder Approval (the “Company Approval Time”), the Board of Directors of the Company receives a bona fide written Company Acquisition Proposal made after the date of this Agreement that has not resulted from a violation of this Section 6.02, the Board of Directors of the Company, directly or indirectly through its Representatives, may (i) contact the Third Party that has made such Company Acquisition

Proposal in order to ascertain facts or clarify terms for the sole purpose of the Board of Directors of the Company informing itself about such Company Acquisition Proposal and such Third Party and (ii) if the Board of Directors of the Company determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Company Acquisition Proposal is or could reasonably be expected to lead to a Company Superior Proposal, (A) subject to compliance with this Section 6.02, engage in negotiations or discussions with such Third Party and (B) furnish to such Third Party and its Representatives and financing sources non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement that (1) does not contain any provision that would prevent the Company from complying with its obligation to provide disclosure to Parent pursuant to this Section 6.02 and (2) contains confidentiality and use provisions that, in each case, are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, that all such non-public information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, substantially concurrently with the time it is provided or made available to such Third Party. Nothing contained herein shall prevent the Board of Directors of the Company from (x) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the 1934 Act, or (y) making any required disclosure to the stockholders of the Company if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with Applicable Law; provided, that any such action or disclosure that constitutes a Company Adverse Recommendation Change shall be made in compliance with the applicable provisions of this Section 6.02. A “stop, look and listen” disclosure pursuant to Rule 14d-9(f) under the 1934 Act in connection with a tender or exchange offer shall not constitute a Company Adverse Recommendation Change.
(c)   The Company shall notify Parent as promptly as practicable (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Company Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries that, to the knowledge of the Company, has been or is reasonably likely to have been made in connection with any Company Acquisition Proposal, which notice shall be provided in writing and shall identify the Third Party making, and the material terms and conditions of, any such Company Acquisition Proposal or request. The Company shall thereafter (i) keep Parent reasonably informed, on a reasonably current basis, of any material changes in the status and details (or any changes to the type and amount of consideration) of any such Company Acquisition Proposal or request and (ii) as promptly as practicable (but in no event later than 24 hours after receipt) provide to Parent copies of any material written correspondence, proposals or indications of interest relating to the terms and conditions of such Company Acquisition Proposal or request provided to the Company or any of its Subsidiaries (as well as written summaries of any material oral communications relating to the terms and conditions of any Company Acquisition Proposal).
(d)   Anything in this Agreement to the contrary notwithstanding, prior to the Company Approval Time, in response to a Company Acquisition Proposal that the Board of Directors of the Company determines in good faith constitutes a Company Superior Proposal, the Board of Directors of the Company may, subject to compliance with this Section 6.02(d) and if the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel and a financial advisor, that the failure to take such action would be reasonably likely to be inconsistent with its duties under Applicable Law, (i) make a Company Adverse Recommendation Change and/or (ii) terminate this Agreement in accordance with Section 10.01(d)(iii); provided, that (A) the Company shall first notify Parent in writing at least five Business Days before taking such action that the Company intends to take such action, which notice shall include an unredacted copy of such proposal and a copy of any financing commitments (in the form provided to the Company) relating thereto (and, to the extent not in writing, the material terms and conditions thereof and the identity of the person making any such proposal), (B) the Company shall make its Representatives reasonably available to negotiate with Parent and its Representatives during such five Business Day notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, (C) upon the end of such notice period, the Board of Directors of the Company shall have considered in good faith any revisions to the terms of this Agreement committed to in writing by Parent, and shall have determined that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal if the revisions committed to in writing by Parent were to be given effect and (D) in the event of any change, from time to time, to any of the financial terms or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) of this proviso and a new notice period under clause (A) of this proviso shall commence each time, except each such notice period shall be three Business Days (instead of five Business Days), during which time the Company shall be required to comply with the requirements of this Section 6.02(d) anew with respect to each such additional notice, including clauses (A) through (D) above of this proviso.
(e)   Anything in this Agreement to the contrary notwithstanding, at any time prior to the Company Approval Time, the Board of Directors of the Company may effect a Company Adverse Recommendation Change in response or relating to a Company Intervening Event if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law; provided, that (i) the Company shall first notify Parent in writing at least five Business Days before taking such action of its intention to take such action, which notice shall include a reasonably detailed description of such Company Intervening Event, (ii) if requested by Parent, the Company shall make its Representatives reasonably available to negotiate with Parent and its Representatives during such five Business Day period following such notice regarding any proposal by Parent to amend the terms of this Agreement in response to such Company Intervening Event, and (iii) the Board of Directors of the Company shall not effect any Company Adverse Recommendation Change involving or relating to a Company Intervening Event unless, after the five Business Day period described in the foregoing clause (ii), the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel and taking into account any written commitment by Parent to amend the terms of this Agreement during such five Business Day period, that the failure to take such action would continue to be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law.
(f)   The Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to, cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any Third Party conducted prior to or ongoing as of the date of this Agreement with respect to any actual or potential (including if such discussions or negotiations were for the purpose of soliciting any) Company Acquisition Proposal or with respect to any indication, proposal or inquiry that could reasonably be expected to lead to a Company Acquisition Proposal and shall use its reasonable best efforts to cause any such Third Party (and any of its Representatives) in possession of confidential information about the Company or any of its Subsidiaries that was furnished by or on behalf of the Company in connection with such discussions or negotiations to return or destroy all such information.
Section 6.03   Financing Assistance.
(a)   Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use its and their commercially reasonable efforts to provide such cooperation that is customary as may be reasonably requested by Parent to assist Parent in arranging, obtaining or syndicating the Debt Financing (which for purposes of this Section 6.03 shall be deemed to include any debt financing, other than the Debt Financing, pursued by Parent, any wholly owned Subsidiary of Parent or any Merger Sub to consummate the transactions contemplated hereby (an “Alternate Debt Financing”)) (provided, that such requested cooperation does not unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries or require the Company or any of its Subsidiaries to waive or amend any terms of this Agreement), including using commercially reasonable efforts to:
(i)   reasonably cooperate with the customary marketing efforts or due diligence efforts of Parent in connection with all or any portion of the Debt Financing, including making available members of the management team with appropriate seniority and expertise to assist in preparation for and to participate in a mutually agreed number (on reasonable notice) of virtual meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with proposed lenders, underwriters, initial purchasers, placement agents, investors and rating agencies;
(ii)   on reasonable notice comment on customary offering memoranda, rating agency presentations, bank information memoranda, lender and investor presentations, road show materials, confidential information memoranda, registration statements, prospectuses, prospectus supplements, private placement memoranda, and similar documents customarily required in connection with the Debt Financing, including the marketing and syndication thereof;
(iii)   cause the Company’s independent accountants and/or auditors to provide customary cooperation with the Debt Financing;
(iv)   (A) to the extent customary for Parent to prepare marketing materials for any Debt Financing of the applicable type, furnish Parent and the applicable Financing Sources with (1) audited consolidated statements of financial position and related audited statements of operations and comprehensive income (loss), stockholders’ equity and cash flows of the Company for each of the three fiscal years most recently ended more than sixty (60) days prior to the Closing Date, and (2) unaudited consolidated statements of financial position and related unaudited consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows of the Company for each subsequent interim quarterly period ended more than 40 days prior to the Closing Date, in the case of each of clauses (A)(1) and (A)(2), prepared in accordance with GAAP and (B) furnish Parent and its Financing Sources with such other customary information relating to the Company and its Subsidiaries that is reasonably requested by Parent and is customarily required in marketing materials for Debt Financings of the applicable type;
(v)   provide to Parent and the Financing Sources promptly all documentation and other information about the Company and its Subsidiaries required by the Financing Sources or regulatory authorities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, that is required under any Debt Financing to the extent such documentation and other information is requested in writing to the Company at least ten Business Days prior to the Closing Date;
(vi)   subject to customary confidentiality provisions and disclaimers, provide customary authorization letters to the Financing Sources authorizing the distribution of information pertaining to the Company and its Subsidiaries to prospective lenders or investors and including customary representations with respect to the absence of material non-public information in any “public side” information and a customary “10b-5” representation with respect to any information pertaining to the Company or its Subsidiaries;
(vii)   facilitate the payoff, discharge and termination in full substantially concurrently with Closing of obligations outstanding under the Credit Agreement (including, without limitation, using commercially reasonable efforts to facilitate the calculation of the amounts required to effect the payoff and termination of the Credit Agreement in full at Closing no less than three Business Days prior thereto); provided that (A) neither the Company nor any of its Subsidiaries shall have any obligation to make any payment in respect of the foregoing unless and until the Closing occurs and it being understood that at the Closing, Parent and its Subsidiaries shall provide the Company and its Subsidiaries with the funds necessary for the Company to actually effect such payoff and termination and (B) no such action shall be required unless it can be and is conditioned on the occurrence of the Closing; and
(viii)   consent to the reasonable use of trademarks and logos of the Company or any of its Subsidiaries solely in connection with the Debt Financing; provided, that such trademarks and logos are used solely in a manner that is not intended to or is reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.
(b)   The foregoing notwithstanding, neither the Company nor any of its Subsidiaries shall be required to: (i) take or permit the taking of any action pursuant to Section 6.03(a) that (A) would require the Company, its Subsidiaries or any Persons who are directors or officers of the Company or its Subsidiaries (other than in their capacities as such upon and after the Closing) to enter into or approve any definitive financing or purchase agreement for the Debt Financing effective prior to the Closing, pass resolutions or consents to approve or authorize the execution of the Debt Financing, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, in each case, that is effective prior to the Closing, or that would be effective if the Closing does not occur (other than the customary authorization letters referred to above), (B) would cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries (unless waived by Parent), (C) would require the Company or any of its Subsidiaries to pay any commitment or other similar fee prior to the Closing or incur any other expense, liability or obligation in connection with the Debt Financing prior to the Closing, (D) could reasonably be expected to cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability in their capacity as such, (E) conflict with the organizational documents of the Company or its Subsidiaries or any Applicable Law or (F) could reasonably be expected to result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which the Company or any of its Subsidiaries is a party; (ii) provide access to or disclose information that the Company or any of its Subsidiaries reasonably determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries, (provided, that the Company or such Subsidiary has disclosed that information is being withheld (to the extent doing so would not jeopardize such privilege) and used commercially reasonable efforts to disclose the substance of such information without jeopardizing such privilege); (iii) prepare (A) any IFRS financial statements or reconciliations or otherwise provide financial information in a format other than in accordance with GAAP (provided, that the Company and its Subsidiaries will use commercially reasonable efforts to provide information reasonably necessary for Parent’s preparation of any such reconciliations or information) or (B) any other financial statements or information that are not reasonably available to it or that are not capable of being prepared by it without undue burden or otherwise with the use of commercially reasonable efforts (other than the customary authorization letters referred to above); (iv) enter into any instrument or agreement with respect to the Debt Financing that is effective prior to the occurrence of the Closing or that would be effective if the Closing does not occur; (v) prepare any projections or pro forma financial statements (provided that the Company and its Subsidiaries will use commercially reasonable efforts to reasonably cooperate with Parent’s preparation of any such projections or pro forma financial statements); or (vi) deliver or cause to be delivered any opinion of counsel in connection with the Debt Financing. Nothing contained in this Section 6.03 or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing.
(c)   Parent and Merger Subs shall, on a joint and several basis, promptly on written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the Debt Financing or satisfying its obligations under this Section 6.03, whether or not the Mergers are consummated or this Agreement is terminated (excluding, for the avoidance of doubt, the costs of the preparation of any annual or quarterly financial statements of the Company to the extent prepared in the ordinary course of its financial reporting practice). Parent and Merger Subs shall, on a joint and several basis, indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses, claims, damages, liabilities, reasonable out-of-pocket costs, reasonable out-of-pocket attorneys’ fees, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) suffered or incurred in connection with the Debt Financing or otherwise in connection with any action taken by the Company, any of its Subsidiaries or any of their respective Representatives pursuant to this Section 6.03 (other than the use of any information provided by the Company, any of its Subsidiaries or any of their respective Representatives in writing for use in connection with the Debt Financing) whether or not the Mergers are consummated or this Agreement is terminated, except in the event such losses, claims, damages, liabilities, reasonable out-of-pocket costs reasonable out-of-pocket attorneys’ fees, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) arise out of or result from the gross negligence or willful misconduct of the Company or its Subsidiaries in fulfilling their obligations pursuant to this Section 6.03.
(d)   Anything to the contrary in this Agreement notwithstanding, (i) the parties hereto acknowledge and agree that the provisions contained in this Section 6.03 represent the sole obligation of the Company, its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Parent, Bidco or either Merger Sub with respect to the transactions contemplated by this Agreement and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations, (ii) the Company’s breach of any of the covenants required to be performed by it under this Section 6.03 shall not be considered in determining the satisfaction of the condition set forth in Section 9.02(a) unless such breach is the primary cause of Parent being unable to obtain Debt Financing required to consummate the Mergers and (iii) the receipt and availability of any funds or financing is not a condition to Closing under this Agreement nor is it a condition to Closing under this Agreement for Parent to obtain all or any portion of the Debt Financing or any other financing. The Company will be deemed to be in compliance with this Section 6.03 unless and until (i) Parent provides written notice to the Company of any alleged failure to comply with this Section 6.03, which notice includes reasonable detail regarding the cooperation required by the Company to cure such alleged failure (which notice shall not require the Company to provide any cooperation that it would not otherwise be required to provide under this Section 6.03) and (ii) the Company fails to take the actions specified in such notice prior to the earlier of (x) five (5) Business Days after receipt thereof and (y) the date that the conditions set forth in Article IX (other than conditions that, by their nature, can only be satisfied at the Closing (but subject to such conditions being able to be satisfied at Closing)) are satisfied.
(e)   All confidential information provided by the Company, its Subsidiaries and their respective Representatives shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent shall be permitted to disclose such information as applicable to any number of Financing Sources as would be reasonable and customary in connection with any Debt Financing; provided, that all confidential information shared with Financing Sources shall be kept confidential and otherwise treated in accordance with the Confidentiality Agreement or other confidentiality obligations that are substantially similar to those contained in the Confidentiality Agreement (which, with respect to the Financing Sources, may be satisfied by customary confidentiality undertakings in the context of customary syndication practices from Financing Sources and ratings agencies).
ARTICLE VII
Covenants of Parent, Bidco and Merger Subs
Section 7.01   Conduct of Parent.
(a)   From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement, except (w) as prohibited or required by Applicable Law, (x) in connection with any action reasonably taken, or reasonably omitted to be taken, in connection with COVID-19 or any COVID-19 Measures (provided, that, with respect to actions taken or omitted to be taken in reliance on this clause (x), to the extent permitted under Applicable Law and practicable under the circumstances, Parent shall provide prior notice to and consult in good faith with the Company prior to taking such action), (y) as set forth in Section 7.01 of the Parent Disclosure Schedule, or (z) as otherwise required or expressly contemplated by this Agreement, unless the Company shall have given its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business; provided, that (i) no action by Parent or any of its Subsidiaries to the extent expressly permitted by an exception to any of Section 7.01(b)(i) through Section 7.01(b)(vi) shall be a breach of this sentence and (ii) Parent’s or any of its Subsidiaries’ failure to take any action prohibited by any of Section 7.01(b)(i) through Section 7.01(b)(vi) by virtue of the Company’s failure to consent to such action shall not be deemed to be a breach of this Section 7.01(a).

(b)   From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement, except (w) as prohibited or required by Applicable Law, (x) in connection with any action reasonably taken, or reasonably omitted to be taken, in connection with COVID-19 or any COVID-19 Measures (provided, that, with respect to actions taken or omitted to be taken in reliance on this clause (x), to the extent permitted under Applicable Law and practicable under the circumstances, Parent shall provide prior notice to and consult in good faith with the Company prior to taking such action), (y) as set forth in Section 7.01 of the Parent Disclosure Schedule, or (z) as otherwise required or expressly contemplated by this Agreement, without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and shall cause each of its Subsidiaries not to:
(i)   adopt or propose any change (A) to the Parent Organizational Documents that would (x) adversely impact the holders of Parent Ordinary Shares (including holders of Company Common Stock that will become holders of Parent ADSs as a result of the First Merger) or (y) increase the risk of not satisfying the conditions set forth in Section 9.01 or Section 9.02 or otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement, or (B) the organizational documents of Bidco or either Merger Sub;
(ii)   (A) split, combine or reclassify any shares of Parent, (B) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of Parent, other than regular cash dividends in the ordinary course of business consistent with past practice (including with respect to the timing of declaration, and the record and payment dates) in an amount not to exceed £0.10 per Parent Ordinary Share in any 12-month period (appropriately adjusted to reflect any stock dividends, subdivisions, splits, combinations or other similar events relating to the Parent Ordinary Shares), or (C) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of the Equity Securities of Parent, other than repurchases of Parent Ordinary Shares or Existing Parent ADSs (whether directly by Parent or by a third party employee benefit trust funded by Parent) in connection with the exercise, vesting or settlement of Parent Equity Awards (including in satisfaction of any amounts required to be deducted or withheld under Applicable Law), in each case outstanding as of the date of this Agreement in accordance with the present terms of such Parent Equity Awards or granted after the date of this Agreement to the extent permitted by this Agreement;
(iii)   issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of Parent or any securities convertible into or exchangeable for any such shares or any rights, warrants or options to acquire any such shares or convertible securities, other than (A) the issuance of any shares of Parent Ordinary Shares or Existing Parent ADSs on the exercise, vesting or settlement of Parent Equity Awards, (B) the grant of Parent Equity Awards to employees, directors or individual independent contractors of Parent or any of its Subsidiaries pursuant to Parent’s equity compensation plans or (C) in connection with the Parent ADS Issuance;
(iv)   (A) sell substantially all of the consolidated assets of Parent, (B) adopt a plan of complete or partial liquidation or dissolution or (C) enter into a business combination transaction pursuant to which the pre-transaction Parent Ordinary Shares as of the closing of such transaction no longer represent a majority of the outstanding voting power of Parent or its successor or, if there is a publicly traded parent company directly or indirectly holding Parent or its successor as a result of the transaction, of the publicly traded company;
(v)   take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to (A) prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (B) cause the stockholders of the Company (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code; or
(vi)   agree, resolve or commit to do any of the foregoing.
(c)   Anything to the contrary set forth in this Agreement notwithstanding, Parent shall not, and shall cause its Affiliates not to, directly or indirectly (whether by merger, consolidation or otherwise), acquire, purchase, lease or license or otherwise enter into a transaction with (or agree to acquire, purchase, lease or license or otherwise enter into a transaction with) any business, corporation, partnership, association or other business organization or division or part thereof that has one or more products, whether marketed or in development, that compete, or if commercialized would compete, with one or more material products or material services of the Company or any of its Subsidiaries, if doing so would reasonably be expected to (i) impose any material delay in the satisfaction of, or increase materially the risk of not satisfying, the conditions set forth in Section 9.02(c) (to the extent related to any Antitrust Law) or the conditions set forth in Section 9.01(h), (ii) materially increase the risk of any Governmental Authority entering an Order prohibiting or enjoining the consummation of the Mergers or (iii) otherwise prevent or materially delay the consummation of the Mergers (including the Debt Financing). The fact that a merger, acquisition or similar transaction requires approval under the Antitrust Laws shall not in and of itself restrict such transaction under this Section 7.01(c).
Section 7.02   No Solicitation by Parent.
(a)   From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement, except as otherwise set forth in this Section 7.02, Parent shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ respective directors and officers to not, and shall use its reasonable best efforts to cause its and its Subsidiaries’ other respective Representatives to not, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information) any inquiries regarding, or the making or submission of any Parent Acquisition Proposal, (ii) (A) enter into or participate in any discussions or negotiations with any Third Party, (B) furnish to any Third Party any information, or (C) otherwise assist, participate in, knowingly facilitate or knowingly encourage any Third Party, in each case, in connection with or for the purpose of knowingly encouraging or facilitating, a Parent Acquisition Proposal, (iii) approve, recommend or enter into, or publicly or formally propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Parent Acquisition Proposal, (iv) (A) withdraw or qualify, amend or modify in any manner adverse to the Company the Parent Board Recommendation, (B) fail to include the Parent Board Recommendation in the Parent Circular or (C) recommend, adopt or approve or publicly propose to recommend, adopt or approve any Parent Acquisition Proposal (any of the foregoing in this clause (a), a “Parent Adverse Recommendation Change” ) or (v) take any action to make any “moratorium”, “control share acquisition”, “fair price”, “supermajority”, “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws and regulations, inapplicable to any Third Party or any Parent Acquisition Proposal.
(b)   The foregoing notwithstanding, if at any time prior to the receipt of the Parent Shareholder Approval (the “Parent Approval Time”), the Board of Directors of Parent receives a bona fide written Parent Acquisition Proposal made after the date of this Agreement that has not resulted from a violation of this Section 7.02, the Board of Directors of Parent, directly or indirectly through its Representatives, may (i) contact the Third Party that has made such Parent Acquisition Proposal in order to ascertain facts or clarify terms for the sole purpose of the Board of Directors of Parent informing itself about such Parent Acquisition Proposal and such Third Party and (ii) if the Board of Directors of Parent determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Parent Acquisition Proposal is or could reasonably be expected to lead to a Parent Superior Proposal, (A) subject to compliance with this Section 7.02, engage in negotiations or discussions with such Third Party and (B) furnish to such Third Party and its Representatives and financing sources non-public information relating to Parent or any of its Subsidiaries pursuant to a confidentiality agreement that (1) does not contain any provision that would prevent Parent from complying with its obligation to provide disclosure to the Company pursuant to this Section 7.02 and (2) contains confidentiality and use provisions that, in each case, are no less favorable in the aggregate to Parent than those contained in the Confidentiality Agreement; provided, that all such non-public information (to the extent that such information has not been previously provided or made available to the Company) is provided or made available to the Company, as the case may be, substantially concurrently with the time it is provided or made available to such Third Party. Nothing contained herein shall prevent the Board of Directors of Parent from (x) complying with either Rule 14e-2(a) under the 1934 Act or the U.K. Code, in each case, with regard to a Parent Acquisition Proposal, or (y) making any required disclosure to the shareholders of Parent, either if required by the UK Panel on Takeovers and Mergers, or otherwise if the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with Applicable Law; provided, that any such action or disclosure that constitutes a Parent Adverse Recommendation Change shall be made in compliance with the applicable provisions of this Section 7.02. A “stop, look and listen” disclosure pursuant to Rule 14d-9(f) under the 1934 Act in connection with a tender or exchange offer shall not constitute a Parent Adverse Recommendation Change.
(c)   Parent shall notify the Company as promptly as practicable (but in no event later than 24 hours) after receipt by Parent (or any of its Representatives) of any Parent Acquisition Proposal or any request for information relating to Parent or any of its Subsidiaries that, to the knowledge of Parent, has been or is reasonably likely to have been made in connection with any Parent Acquisition Proposal, which notice shall be provided in writing and shall identify the Third Party making, and the material terms and conditions of, any such Parent Acquisition Proposal or request. Parent shall thereafter (i) keep the Company reasonably informed, on a reasonably current basis, of any material changes in the status and details (or any changes to the type and amount of consideration) of any such Parent Acquisition Proposal or request and (ii) as promptly as practicable (but in no event later than 24 hours after receipt) provide to the Company copies of any material written correspondence, proposals or indications of interest relating to the terms and conditions of such Parent Acquisition Proposal or request provided to Parent or any of its Subsidiaries (as well as written summaries of any material oral communications relating to the terms and conditions of any Parent Acquisition Proposal).
(d)   Anything in this Agreement to the contrary notwithstanding, prior to the Parent Approval Time, in response to a Parent Acquisition Proposal that the Board of Directors of Parent determines in good faith constitutes a Parent Superior Proposal, the Board of Directors of Parent may, subject to compliance with this Section 7.02(d) and if the Board of Directors of Parent determines in good faith, after consultation with Parent’s outside legal counsel and a financial advisor, that the failure to take such action would be reasonably likely to be inconsistent with its duties under Applicable Law, make a Parent Adverse Recommendation Change; provided, that (A) Parent shall first notify the Company in writing at least five Business Days before taking such action that Parent intends to take such action, which notice shall include an unredacted copy of such proposal and a copy of any financing commitments (in the form provided to Parent) relating thereto (and, to the extent not in writing, the material terms and conditions thereof and the identity of the person making any such proposal), (B) Parent shall make its Representatives reasonably available to negotiate with the Company and its Representatives during such five Business Day notice period, to the extent the Company wishes to negotiate, to enable the Company to propose revisions to the terms of this Agreement such that it would cause such Parent Superior Proposal to no longer constitute a Parent Superior Proposal, (C) upon the end of such notice period, the Board of Directors of Parent shall have considered in good faith any revisions to the terms of this Agreement committed to in writing by the Company, and shall have determined that the Parent Superior Proposal would nevertheless continue to constitute a Parent Superior Proposal if the revisions committed to in writing by the Company were to be given effect and (D) in the event of any change, from time to time, to any of the financial terms or any other material terms of such Parent Superior Proposal, Parent shall, in each case, have delivered to the Company an additional notice consistent with that described in clause (D) of this proviso and a new notice period under clause (D) of this proviso shall commence each time, except each such notice period shall be three Business Days (instead of five Business Days), during which time Parent shall be required to comply with the requirements of this Section 7.02(d) anew with respect to each such additional notice, including clauses (A) through (D) above of this proviso.
(e)   Anything in this Agreement to the contrary notwithstanding, at any time prior to the Parent Approval Time, the Board of Directors of Parent may effect a Parent Adverse Recommendation Change in response or relating to a Parent Intervening Event if the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law; provided, that (i) Parent shall first notify the Company in writing at least five Business Days before taking such action of its intention to take such action, which notice shall include a reasonably detailed description of such Parent Intervening Event, (ii) if requested by the Company, Parent shall make its Representatives reasonably available to negotiate with the Company and its Representatives during such five Business Day period following such notice regarding any proposal by the Company to amend the terms of this Agreement in response to such Parent Intervening Event, and (iii) the Board of Directors of Parent shall not effect any Parent Adverse Recommendation Change involving or relating to a Parent Intervening Event unless, after the five Business Day period described in the foregoing clause (ii), the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel and taking into account any written commitment by the Company to amend the terms of this Agreement during such five Business Day period, that the failure to take such action would continue to be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law.
(f)   Parent shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to, cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any Third Party conducted prior to or ongoing as of the date of this Agreement with respect to any actual or potential (including if such discussions or negotiations were for the purpose of soliciting any) Parent Acquisition Proposal or with respect to any indication, proposal or inquiry that could reasonably be expected to lead to a Parent Acquisition Proposal and shall use its reasonable best efforts to cause any such Third Party (and any of its Representatives) in possession of confidential information about Parent or any of its Subsidiaries that was furnished by or on behalf of Parent in connection with such discussions or negotiations to return or destroy all such information.
Section 7.03   Obligations of Merger Subs.   Until the First Effective Time, Bidco shall at all times be the direct owner of all of the outstanding shares of capital stock of Merger Sub I and Merger Sub II. Parent shall take all action necessary to cause Bidco and each Merger Sub to perform its obligations under this Agreement and to consummate the Mergers on the terms and subject to the conditions set forth in this Agreement. Promptly following the execution of this Agreement, Parent, in its capacity as the sole or majority stockholder of Bidco, and Bidco, in its capacity as the sole stockholder of Merger Sub I and sole member of Merger Sub II, shall each execute and deliver a written consent approving and adopting this Agreement in accordance with the DGCL and DLLCA, as applicable.
Section 7.04   Director and Officer Liability.
(a)   For a period of not less than six years from the First Effective Time, Parent shall cause the First Surviving Corporation and the Surviving Company or any applicable Subsidiary thereof (collectively, the “D&O Indemnifying Parties”), to the fullest extent each such D&O Indemnifying Party is authorized or permitted by Applicable Law, to: (i) indemnify and hold harmless each person who is at the date of this Agreement, was previously, or during the period from the date of this Agreement through the date of the First Effective Time will be, serving as a director or officer of the Company (in the case of indemnification by the First Surviving Corporation and the Surviving Company) or any of its Subsidiaries (in the case of indemnification by such applicable Subsidiary) or, at the request or for the benefit of the Company or any of its Subsidiaries, as the case may be, as a director, trustee or officer of any other entity or any benefit plan maintained by the Company or any of its Subsidiaries, as the case may be (collectively, the “D&O Indemnified Parties”), as now or hereafter in effect, in connection with any D&O Claim and any losses, claims, damages, liabilities, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such D&O Claim; and (ii) promptly advance to such D&O Indemnified Party any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any D&O Claim in advance of the final disposition of such D&O Claim, including payment on behalf of or advancement to the D&O Indemnified Party of any Claim Expenses incurred by such D&O Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to the D&O Indemnifying Party’s receipt of a written undertaking by or on behalf of such D&O Indemnified Party to repay such Claim Expenses if it is ultimately determined under Applicable Law that such D&O Indemnified Party is not entitled to be indemnified. All rights to indemnification and advancement conferred hereunder shall continue as to a Person who has ceased to be a director or officer of the

Company or any of its Subsidiaries after the date of this Agreement and shall inure to the benefit of such Person’s heirs, successors, executors and personal and legal representatives. As used in this Section 7.04: (x) the term “D&O Claim” means any threatened, asserted, pending or completed claim, action, suit, proceeding, inquiry or investigation, whether instituted by any party hereto, any Governmental Authority or any other Person, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to such D&O Indemnified Party’s duties or service (A) as a director, officer or employee of the Company or the applicable Subsidiary thereof at or prior to the First Effective Time (including with respect to any acts, facts, events or omissions occurring in connection with the approval of this Agreement, the Mergers or the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any D&O Claim relating thereto) or (B) as a director, trustee, officer or employee of any other entity or any benefit plan maintained by the Company or any of its Subsidiaries (for which such D&O Indemnified Party is or was serving at the request or for the benefit of the Company or any of its Subsidiaries) at or prior to the First Effective Time; and (y) the term “Claim Expenses” means reasonable out-of-pocket attorneys’ fees and all other reasonable out-of-pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, legal research, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in (including on appeal) any D&O Claim for which indemnification is authorized pursuant to this Section 7.04(a), including any action relating to a claim for indemnification or advancement brought by a D&O Indemnified Party. No D&O Indemnifying Party shall settle, compromise or consent to the entry of any judgment in any actual or threatened D&O Claim in respect of which indemnification has been sought by such D&O Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such D&O Indemnified Party from all liability arising out of such D&O Claim, or such D&O Indemnified Party consents thereto. Parent shall guarantee the foregoing obligations of the D&O Indemnifying Parties.
(b)   Without limiting the foregoing, Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the First Effective Time now existing in favor of the current or former directors, officers or employees of the Company or any of its Subsidiaries as provided in the Company Organizational Documents, similar organizational documents of the Company’s Subsidiaries and indemnification agreements of the Company and its Subsidiaries shall survive the Mergers and shall continue in full force and effect in accordance with their terms. For a period of not less than six years from the First Effective Time, Parent shall cause the organizational documents of the Surviving Company and its Subsidiaries to contain provisions no less favorable with respect to indemnification, advancement of expenses and limitations on liability of directors and officers than are set forth in the Company Organizational Documents, which provisions shall not be amended, repealed or otherwise modified for a period of at least six years from the First Effective Time in any manner that would affect adversely the rights thereunder of any individuals who, at or prior to the First Effective Time, were directors, officers or employees of the Company or any of its Subsidiaries. The Company may purchase (and pay in full the aggregate premium for) a six-year prepaid “tail” insurance policy (which policy by its express terms shall survive the Mergers) of at least the same coverage and amounts and containing terms and conditions that are no less favorable to the covered individuals as the Company’s and its Subsidiaries’ existing directors’ and officers’ insurance policy or policies with a claims period of six years from the First Effective Time for D&O Claims arising from facts, acts, events or omissions that occurred on or prior to the First Effective Time; provided, that the premium for such tail policy shall not exceed three hundred percent of the aggregate annual amounts currently paid by the Company and its Subsidiaries for such insurance (such amount being the “Maximum Premium”). If the Company fails to obtain such tail policy prior to the First Effective Time, Parent or the Surviving Company shall obtain such a tail policy; provided, that the premium for such tail policy shall not exceed the Maximum Premium; provided, further, that if such tail policy cannot be obtained or can be obtained only by paying aggregate annual premiums in excess of the Maximum Premium, Parent, the Company or the Surviving Company shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Maximum

Premium. Parent and the Surviving Company shall cause any such policy (whether obtained by Parent, the Company or the Surviving Company) to be maintained in full force and effect, for its full term, and Parent shall cause the Surviving Company to honor all its obligations thereunder.
(c)   If any of Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving company, partnership or other Person of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as applicable, assume the obligations set forth in this Section 7.04.
Section 7.05   Employee Matters.
(a)   From the Closing Date through December 31 of the calendar year in which the Closing Date occurs (the “Benefits Continuation Period”), the Surviving Company shall provide, and Parent shall cause the Surviving Company to provide, to each employee who is employed by the Company and its Subsidiaries immediately prior to the First Effective Time, while such employee continues to be employed by the Surviving Company, Parent or any of Parent’s Subsidiaries (including Subsidiaries of the Surviving Company) during the Benefits Continuation Period (collectively, the “Affected Employees”) employee benefits (other than retention, change-in control, equity or other long-term incentive or other special or non-recurring compensation or benefits, pension benefits and post-employment health and welfare benefits) that are substantially comparable in the aggregate to the employee benefits (other than retention, change-in control, equity or other long-term incentive or other special or non-recurring compensation or benefits, pension benefits and post-employment health and welfare benefits) provided to such Affected Employee by the Company immediately prior to the First Effective Time. From the Closing Date through the first anniversary of the Closing Date, the Surviving Company shall, and Parent shall cause the Surviving Company, to (i) provide each Affected Employee with (A) an annual rate of base salary or wage rate, as applicable, that is no less favorable than that provided to such Affected Employee by the Company immediately prior to the First Effective Time, and (B) target annual cash and long-term equity incentive opportunities that are substantially comparable in the aggregate to those provided to such Affected Employee by the Company immediately prior to the First Effective Time, and (ii) maintain, without adverse amendment, that certain severance program set forth in Section 7.05(a) of the Company Disclosure Schedule.
(b)   With respect to any employee benefit plan in which any Affected Employee first becomes eligible to participate on or after the First Effective Time (each a “New Company Plans”), Parent shall (i) use commercially reasonable efforts to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Affected Employee under any New Company Plan that is a health or welfare plan in which such Affected Employee may be eligible to participate after the First Effective Time to the extent satisfied or waived under a comparable Company Employee Plan, (ii) recognize service of Affected Employees (to the extent credited by the Company or its Subsidiaries in any comparable Company Employee Plan) accrued prior to the First Effective Time for all purposes under (but not for the purposes of benefit accrual under any defined benefit pension plan or equity incentive compensation vesting) any New Company Plan in which such Affected Employees may be eligible to participate after the First Effective Time, provided, however, that in no event shall any credit be given to the extent it would result in the duplication of benefits for the same period of service, and (iii) if applicable, use commercially reasonable efforts to cause to be credited, in any New Company Plan that is a health plan in which Affected Employees participate, any deductibles or out-of-pocket expenses incurred by such Affected Employee and such Affected Employee’s beneficiaries and dependents in any comparable Company Employee Plan during the portion of the calendar year in which such Affected Employee first becomes eligible for the New Company Plan that occurs prior to such Affected Employee’s commencement of participation in such New Company Plan with the objective that there be no double counting during the first year of eligibility of such deductibles or out-of-pocket expenses.
(c)   The Company may provide to each employee who, immediately prior to the First Effective Time, is employed by the Company or a Subsidiary thereof and is eligible to participate in an annual bonus program of the Company or any of its Subsidiaries, a pro-rated portion of the annual bonus with respect to the portion of the applicable bonus year of the Closing that occurs prior to the Closing, which bonus shall be determined based on the greater of target or actual performance through the latest practicable date prior to the Closing Date, as determined by the Company prior to the First Effective Time.
(d)   Prior to the Closing Date, the Company shall take all actions that may be necessary or appropriate to terminate, as of the day immediately preceding the Closing Date, (i) the Company’s 401(k) Plan (the “Company 401(k) Plan”) and (ii) each other Company Employee Plan identified in Section 7.05(d) of the Company Disclosure Schedules; provided that such termination is permitted under Section 409A of the Code. The Company shall provide Parent with evidence that such plan has been terminated (the form and substance of which shall be subject to review and reasonable comment by Parent) not later than two Business Days immediately preceding the Closing Date. In connection with the termination of the Company 401(k) Plan, Parent shall permit each Affected Employee who is a participant in the Company 401(k) Plan to (i) become a participant in a 401(k) plan of Parent or its Subsidiary that is an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) (the “Parent 401(k) Plan”) immediately after the Closing Date, subject to the terms and conditions of the Parent 401(k) Plan and (ii) subject to the terms and conditions of the Parent 401(k) Plan, to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in cash or a note (in the case of a participant loan) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Affected Employee from the Company 401(k) Plan to the Parent 401(k) Plan effective as of the Closing Date (provided that the foregoing shall not require the Parent 401(k) Plan to accept a rollover of more than one loan note per participant). Notwithstanding the foregoing, the Company shall not terminate the Company 401(k) Plan or any other Company Employee Plan identified in Section 7.05(d) of the Company Disclosure Schedules if, not later than five Business Days prior to the Closing Date, Parent requests that the Company not terminate the Company 401(k) Plan or such Company Employee Plan.
(e)   Notwithstanding anything in this Article VII to the contrary, Parent agrees that as of and following the Closing Date, Parent shall, or shall cause the Surviving Company to, comply with the terms and conditions, including with respect to compensation and benefits, required by any Collective Bargaining Agreement for the benefit of any Affected Employees who were covered by such Collective Bargaining Agreement immediately prior to the Closing Date.
(f)   Nothing contained in this Section 7.05 or elsewhere in this Agreement, express or implied (i) shall cause either Parent or any of its Affiliates to be obligated to continue to employ any Person, including any Affected Employees, for any period of time following the First Effective Time, (ii) shall prevent Parent or its Affiliates from revising, amending or terminating any Company Employee Plan, New Company Plan or any other employee benefit plan, program or policy in effect from time to time, (iii) shall be construed as an amendment of any Company Employee Plan, New Company Plan or any other employee benefit plan, program or policy in effect from time to time, or (iv) shall create any third-party beneficiary rights in any director, officer, employee or individual Person, including any present or former employee, officer, director or individual independent contractor of the Company or any of its Subsidiaries (including any beneficiary or dependent of such individual).
ARTICLE VIII
Covenants of Parent, Merger Subs and the Company
Section 8.01   Access to Information; Confidentiality.
(a)   All information furnished pursuant to this Agreement shall be subject to the Confidentiality Agreement, dated as of November 5, 2021 (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Confidentiality Agreement”), between Parent and the Company. On reasonable notice, during normal business hours during the period from the date of this Agreement to the earlier of the First Effective Time or the termination of this Agreement, solely in connection with the Mergers and the other transactions contemplated hereby or integration planning relating thereto, (i) the Company shall, and shall cause its Subsidiaries to, afford to Parent and its Representatives reasonable access to its properties, books, contracts and records and (ii) the Company shall, and shall cause its respective Subsidiaries to, make available to Parent all other information not made available pursuant to clause (i) of this Section 8.01(a) concerning its businesses, properties and personnel, in the case of each of clauses (i) and (ii), as the other party reasonably requests and in a manner so as to not unreasonably interfere with the normal business operations of the Company or any of its Subsidiaries. During such period described in the immediately preceding sentence, on reasonable notice and subject to Applicable Law and during normal business hours, the Company shall instruct its pertinent Representatives to reasonably cooperate with Parent in its review of any such information provided or made available pursuant to the immediately preceding sentence. No information or knowledge obtained in any review or investigation pursuant to this Section 8.01 shall affect or be deemed to modify any representation or warranty made by the Company or Parent pursuant to this Agreement.
(b)   To the extent reasonably necessary for the Company to confirm the accuracy of the representations of Parent, Bidco and each Merger Sub set forth in Article V and the satisfaction of the conditions precedent set forth in Section 9.03(a) and Section 9.03(b)), Parent shall, and shall cause its Subsidiaries to, afford to the Company and its Representatives reasonable access to its books, contracts and records and such other information as the Company may reasonably request, during normal business hours during the period from the date of this Agreement to the earlier of the First Effective Time or the termination of this Agreement, in a manner so as to not unreasonably interfere with the normal business operations of Parent or any of its Subsidiaries.
(c)   Anything to the contrary in this Section 8.01, Section 8.02 or Section 8.03 notwithstanding, none of the Company, Parent, nor any of their respective Subsidiaries shall be required to provide access to, disclose information to or assist or cooperate with the other party, in each case if such access, disclosure, assistance or cooperation (i) would, as reasonably determined based on the advice of outside counsel, jeopardize any attorney-client, attorney-work product or other similar privilege with respect to such information, (ii) would contravene any Applicable Law or Contract to which the applicable party is a subject or bound, (iii) would result in the disclosure of any valuations of the Company or Parent in connection with the transactions contemplated by this Agreement or any other sale process, (iv) would result in the disclosure of any information in connection with any litigation or similar dispute between the parties hereto or (v) would result in the disclosure of any trade secrets; provided, that the Company and Parent shall, and each shall cause its Subsidiaries to, use reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which such restrictions apply (including redacting such information (A) to remove references concerning valuation, (B) as necessary to comply with any Contract in effect on the date of this Agreement or after the date of this Agreement and (C) as necessary to address reasonable attorney-client, work-product or other privilege or confidentiality concerns) and to provide such information as to the applicable matter as can be conveyed. Each of the Company and Parent may, as each reasonably deems advisable and necessary, designate any competitively sensitive material provided to the other under this Section 8.01 or Section 8.02 as “Outside Counsel Only Material”. Such materials and the information contained therein shall be given only to the outside counsel of the recipient and, subject to any additional confidentiality or joint defense agreement the parties may mutually propose and enter into, shall not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or its legal counsel. The Company or Parent, as applicable, may provide any access required hereunder by electronic means if physical access is not reasonably feasible or would not be permitted under Applicable Law (including any COVID-19 Measures).
Section 8.02   Filings, Consents and Approvals.
(a)   Subject to the terms and conditions of this Agreement, each of the Company and Parent shall, and each shall cause its Subsidiaries to, use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Mergers and other transactions contemplated hereby as promptly as reasonably practicable, including (i) (A) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all Filings as are necessary, proper or advisable to consummate the Mergers and the other transactions contemplated hereby, (B) using reasonable best efforts to obtain, as promptly as practicable, and thereafter maintain, all Consents from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Mergers or other transactions contemplated hereby, and complying with the terms and conditions of each Consent (including by supplying as promptly as reasonably practicable any additional information or documentary material that may be requested pursuant to the HSR Act or other applicable Antitrust Laws), and (C) cooperating with the other parties hereto in their efforts to comply with their obligations under this Agreement, including in seeking to obtain as promptly as practicable any Consents necessary, proper or advisable to consummate the Mergers or the other transactions contemplated hereby and (ii) (A) defending any lawsuit or other legal proceeding, whether judicial or administrative, brought by any Governmental Authority or Third Party challenging this Agreement or seeking to enjoin, restrain, prevent, prohibit or make illegal consummation of the Mergers or any of the other transactions contemplated hereby and (B) contesting any Order that enjoins, restrains, prevents, prohibits or makes illegal consummation of the Mergers or any of the other transactions contemplated hereby.
(b)   Parent shall have the right to direct, devise and implement the strategy for obtaining any necessary Consent of any Governmental Authority that has authority to enforce any Antitrust Law, lead all meetings and communications (including any negotiations) with any Governmental Authority that has authority to enforce any Antitrust Law and control the defense and settlement of any litigation, action, suit, investigation or proceeding brought by or before any Governmental Authority that has authority to enforce any Antitrust Law. Parent shall consult with the Company in a reasonable manner and consider in good faith the view and comments of the Company in connection with the foregoing.
(c)   In furtherance and not in limitation of the foregoing, each of the Company and Parent shall, and each shall cause its Subsidiaries to, as promptly as practicable following (and in event within 20 Business Days of) the date of this Agreement, make all Filings with all Governmental Authorities that are necessary, proper or advisable under this Agreement or Applicable Law to consummate and make effective the Mergers and the other transactions contemplated hereby.
(d)   Subject to Applicable Laws relating to the sharing of information and the terms and conditions of the Confidentiality Agreement, each of the Company and Parent shall, and each shall cause its Subsidiaries to, cooperate and consult with each other in connection with the making of all Filings pursuant to this Section 8.02, and shall keep each other apprised on a current basis of the status of matters relating to the completion of the Mergers and the other transactions contemplated hereby, including: (i) (A) as far in advance as practicable, notifying the other party of, and providing the other party with an opportunity to consult with respect to, any Filing or communication or inquiry it or any of its Affiliates intends to make with any Governmental Authority other than a Taxing Authority (or any communication or inquiry it or any of its Affiliates intends to make with any Third Party in connection therewith) relating to the matters that are the subject of this Agreement, (B) providing the other party and its counsel, prior to submitting any such Filing or making any such communication or inquiry, a reasonable opportunity to review, and considering in good faith the comments of the other party and such other party’s Representatives in connection with any such Filing, communication or inquiry, and (C) promptly following the submission of such Filing or making of such communication or inquiry, providing the other party with a copy of any such Filing, communication or inquiry, if in written form, or, if in oral form, a summary of such communication or inquiry; (ii) as promptly as practicable following receipt, furnishing the other party with a copy of any Filing or written communication or inquiry, or, if in oral form, a summary of any such communication or inquiry, it or any of its Affiliates receives from any Governmental Authority other than a Taxing Authority (or any communication or inquiry it receives from any Third Party in connection therewith) relating to matters that are the subject of this Agreement; and (iii) coordinating and reasonably cooperating with the other party in exchanging such information and providing such other assistance as the other party may reasonably request in connection with this Section 8.02. The Company, Parent or their respective Representatives shall notify and consult with the other party in advance of any meeting or conference (including by telephone or videoconference) with any Governmental Authority other than a Taxing Authority, or any member of the staff of any such Governmental Authority, in respect of any Filing, proceeding, investigation (including the settlement of any investigation), litigation or other inquiry regarding the Mergers or any of the other transactions contemplated hereby and, to the extent permitted by such Governmental Authority, enable the other party to participate. Materials provided to the other party pursuant to this Section 8.02 may be redacted to remove references concerning the valuation of Parent, the Company or any of their Subsidiaries.
(e)   Anything in this Agreement to the contrary notwithstanding, Parent, the Company and their respective Subsidiaries shall take, or cause to be taken, all actions and shall do, or cause to be done, all things necessary, proper or advisable to eliminate each and every impediment under any Antitrust Law that is asserted by any Governmental Authority, obtain the consent or cooperation of any other Person and permit and cause the satisfaction of the conditions set forth in Section 9.01(c) (to the extent related to any Antitrust Law) and Section 9.01(h), in each of the foregoing cases, to permit the Closing to occur as promptly as reasonably practicable and in any event prior to the End Date, including (i) proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate, and other disposition of or restrictions on the businesses, assets, properties, product lines, and equity or other business interests of, or changes to the conduct of business of, the Company, Parent, and their respective Subsidiaries, and taking all actions necessary or appropriate in furtherance of the foregoing; (ii) creating, terminating, unwinding, divesting or assigning, subcontracting or otherwise securing substitute parties for relationships, ventures, and contractual or commercial rights or obligations of the Company, Parent, and their respective Subsidiaries; and (iii) otherwise taking or committing to take any action that would limit Parent’s or its Subsidiaries’ freedom of action with respect to its operations, its ability to acquire any assets or businesses in the future, or its ability to retain, hold or continue, directly or indirectly, any businesses, assets, properties, product lines, and equity or other business interests, relationships, ventures or contractual rights and obligations of the Company, Parent, and their respective Subsidiaries; provided, however, that, Parent and its Subsidiaries shall not be required to propose, negotiate, commit to, effect or agree to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate, or other disposition of (i) businesses, assets, properties, or product lines of the Company, Parent, or any of their respective Subsidiaries, or any combination thereof, that in the aggregate generated total revenues in excess of an amount equal to 12.8% of the Company’s total revenues, in each case, in the twelve (12) month period ending December 31, 2020 (except that any revenues associated with businesses, assets, properties, or product lines of the Company to be divested in connection with any Required Sale shall be excluded from the calculation pursuant to this Section 8.02(e)(i)), or (ii) any rights to use or under Intellectual Property Rights related to the Terminix name or logo, other than rights to use the Terminix name or logo under any transitional license or transitional services agreement to a buyer of a business, asset, property or product line in connection with any of the actions described in this Section 8.02(e) (any of the foregoing, a “Burdensome Condition”). This Section 8.02(e) shall not permit the Company or any of its Subsidiaries to offer or take any such action described in this Section 8.02(e) without Parent’s prior written consent. Except as set forth in Section 8.12 and Section 8.12 of the Company Disclosure Schedule, Parent, the Company and their Subsidiaries shall not be required to agree to take or enter into any such action described in this Section 8.02(e) that is not conditioned upon, or that becomes effective prior to, the Closing. Anything to the contrary notwithstanding, Parent’s obligations to take or cause to take any actions described in Section 8.02(e) shall be subject to the right of Parent, in Parent’s good faith reasonable discretion, to take reasonable periods of time in order to advocate and negotiate with Governmental Authorities with respect to such actions.
Section 8.03   Certain Filings; SEC Matters.
(a)   As promptly as practicable following the date of this Agreement, (i) the Company shall prepare (with Parent’s reasonable cooperation) and file with the SEC a proxy statement relating to the Company Stockholder Meeting (together with all amendments and supplements thereto, the “Proxy Statement/Prospectus”) in preliminary form, (ii) Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a Registration Statement on Form F-4 which shall include the Proxy Statement/Prospectus (together with all amendments and supplements thereto, the “Form F-4”) relating to the registration of the Parent ADSs and the Parent Ordinary Shares represented thereby to be issued to the stockholders of the Company pursuant to the Parent ADS Issuance, (iii) Parent shall prepare and shall cause the ADS Depository to file with the SEC a Registration Statement on Form F-6 (together with all amendments and supplements thereto, the “Form F-6”) relating to the registration of the Parent ADSs to be issued to the stockholders of the Company pursuant to the Parent ADS

Issuance, (iv) Parent shall prepare (with the Company’s reasonable cooperation) and submit to the FCA the Parent Prospectus and (v) Parent shall prepare (with the Company’s reasonable cooperation) and submit to the FCA a shareholder circular prepared under the Listing Rules relating to the Parent Shareholder Meeting (together with all amendments and supplements thereto, the “Parent Circular”) in draft form. The Proxy Statement/Prospectus, the Form F-4 and the Form F-6 shall comply as to form in all material respects with the applicable provisions of the 1933 Act, the 1934 Act and other Applicable Law, and the Parent Prospectus and the Parent Circular shall comply as to form in all material respects with the requirements of the Listing Rules, the Prospectus Regulation Rules, and other Applicable Law.
(b)   The Company and Parent shall cooperate with each other and use their respective reasonable best efforts (i) to have the Proxy Statement/Prospectus cleared by the SEC as promptly as practicable after its filing, (ii) to have the Form F-4 and the Form F-6 declared effective under the 1933 Act as promptly as practicable after its filing and keep the Form F-4 and Form F-6 effective for so long as necessary to consummate the Mergers, (iii) to have the Parent Prospectus formally approved by the FCA as promptly as practicable after its submission and (iv) to have the Parent Circular formally approved by the FCA as promptly as practicable after its submission. Each of the Company and Parent shall, as promptly as practicable after the receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Proxy Statement/Prospectus, the Form F-4, the Form F-6, the Parent Prospectus and the Parent Circular received by such party from the SEC, the FCA or any other Governmental Authority, including any request from the SEC for amendments or supplements to the Proxy Statement/Prospectus, the Form F-4 or the Form F-6 or any request from the FCA for amendments or supplements to the Parent Prospectus or the Parent Circular, and shall provide the other with copies of all material or substantive correspondence between it and its Representatives, on the one hand, and the SEC, the FCA or any other Governmental Authority, on the other hand, related to the foregoing. The foregoing notwithstanding, prior to filing the Form F-4 or the Form F-6 or mailing the Proxy Statement/Prospectus or Parent Circular, or making the Parent Prospectus available to the public or responding to any comments of the SEC or the FCA with respect thereto, each of the Company and Parent shall reasonably cooperate and provide the other party and its counsel a reasonable opportunity to review such document or response (including the proposed final version of such document or response) and consider in a commercially reasonable manner the comments of the other party or such other party’s Representatives in connection with any such document or response. None of the Company, Parent or any of their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC or the FCA, or any member of the staff thereof, in respect of the Proxy Statement/Prospectus, the Form F-4, the Form F-6 or the Parent Circular or the Parent Prospectus unless it consults with the other party in advance and, to the extent permitted by the SEC or the FCA, as applicable, allows the other party to participate. Parent shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the Form F-4 and the Form F-6, and the issuance of any stop order relating thereto or the suspension of the qualification of Parent ADSs or the Parent Ordinary Shares represented thereby for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.
(c)   Each of the Company and Parent shall use its reasonable best efforts to take any other action required to be taken by it under the 1933 Act, the 1934 Act, the Listing Rules, the DGCL, the CA 2006 and the rules of the NYSE in connection with the filing and distribution of the Proxy Statement/Prospectus, the Form F-4, the Form F-6, the Parent Prospectus and the Parent Circular, and the solicitation of proxies from the stockholders of the Company and the shareholders of Parent. Subject to Section 6.02, the Proxy Statement/Prospectus shall include the Company Board Recommendation, and, subject to Section 7.02, the Parent Circular shall include the Parent Board Recommendation.
(d)   Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under Applicable Law and the rules and policies of the NYSE and the SEC to enable the listing of the Parent ADSs being registered pursuant to the Form F-4 on the NYSE no later than the First Effective Time, subject to official notice of issuance. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement.
(e)   Each of the Company and Parent shall, on request, furnish to the other all information, documents, submissions or comfort concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable party) stockholders or shareholders (including the Required Information) and such other matters as may be reasonably necessary or advisable in connection with any statement, Filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC, the FCA or the NYSE in connection with the Mergers and the other transactions contemplated by this Agreement, including the Proxy Statement/Prospectus, the Form F-4, the Form F-6, the Parent Prospectus and the Parent Circular, in each case having due regard to the planned timing of publication of such document, the requirements of the CA 2006, the FSMA, the Listing Rules, the Prospectus Regulation Rules, the FCA, the Admission and Disclosure Standards of the LSE and any other Applicable Law, and reasonable and customary requirements of Parent’s sponsor; provided, that neither party shall use any such information for any purposes other than those contemplated by this Agreement unless such party obtains the prior written consent of the other. In addition, each of the Company and Parent shall (i) use its reasonable best efforts to promptly provide information concerning it necessary to enable the Company and Parent to prepare required pro forma financial statements, working capital reports and related footnotes in connection with the preparation of the Proxy Statement/Prospectus, and Form F-4, the Parent Circular and the Parent Prospectus, (ii) assist with due diligence and, in the case of the Company, provide such information as Parent may reasonably request to enable Parent to prepare verification materials in relation to the preparation of the Parent Circular and the Parent Prospectus and (iii) enter into any agreement or execute any letter (including representation letters and letters of comfort) or other document which is customary and/or necessary in connection with the preparation of the Proxy Statement/Prospectus, Form F-4, the Parent Prospectus and the Parent Circular and, in each case, any amendment or supplement thereto or where such documents, information, and/or submissions are ancillary to the preparation of the Proxy Statement/Prospectus, the Form F-4, the Parent Circular or the Parent Prospectus. In addition, in relation to the Parent Prospectus, the Company shall use its reasonable best efforts to cause the Designated Director to provide a responsibility letter and duly completed director and officer questionnaire in a reasonable and customary form provided by Parent’s sponsor.
(f)   If at any time prior to the Election Deadline, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, is discovered by the Company or Parent that (i) should be set forth in an amendment or supplement to the Proxy Statement/Prospectus, or the Form F-4 or the Form F-6 so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) constitutes a material change or material new matter that would require a supplement to the Parent Circular under Applicable Law or the Listing Rules, the party that discovers such information shall promptly notify the other party hereto, and each party shall use reasonable best efforts to, and reasonably cooperate with the other to, promptly prepare and file with the SEC or submit to the FCA, as applicable, an appropriate amendment or supplement describing such information and, to the extent required under Applicable Law, disseminate such amendment or supplement to the stockholders of the Company and/or the shareholders of Parent, or (iii) constitutes a material change or material new matter that would require a supplement to the Parent Prospectus under Applicable Law or the Prospectus Regulation Rules, the party that discovers such information shall promptly notify the other party hereto, and each party shall use reasonable best efforts to, and reasonably cooperate with the other to, promptly prepare and file with the SEC or submit to the FCA, as applicable, an appropriate amendment or supplement describing such information and, to the extent required under Applicable Law, disseminate such amendment or supplement to the stockholders of the Company or the shareholders of Parent, as the case may be, or make available such amendment or supplement in accordance with the Prospectus Regulation Rules.
Section 8.04   Company Stockholder Meeting; Parent Shareholder Meeting.
(a)   As promptly as practicable following the effectiveness of the Form F-4 (but subject to Section 8.04(c)), the Company shall, in consultation with Parent, in accordance with Applicable Law and the Company Organizational Documents, (i) establish a record date for, duly call and give notice of a meeting of the stockholders of the Company entitled to vote on the adoption of this Agreement (the “Company Stockholder Meeting”) at which meeting the Company shall seek the Company Stockholder Approval (and will use reasonable best efforts to conduct “broker searches” in a manner to enable such record date to be held promptly following the effectiveness of the Form F-4), (ii) cause the Proxy Statement/Prospectus (and all other proxy materials for the Company Stockholder Meeting) to be mailed to its stockholders and (iii) duly convene and hold the Company Stockholder Meeting. Subject to Section 6.02, the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Company Stockholder Approval to be received at the Company Stockholder Meeting or any adjournment or postponement thereof, and shall comply with all legal requirements applicable to the Company Stockholder Meeting. The Company shall not, without the prior written consent of Parent, adjourn, postpone or otherwise delay the Company Stockholder Meeting; provided, that the Company may, without the prior written consent of Parent, adjourn or postpone the Company Stockholder Meeting (A) if the Company believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (1) solicit additional proxies necessary to obtain the Company Stockholder Approval or (2) distribute any supplement or amendment to the Proxy Statement/Prospectus that the Board of Directors of the Company has determined (which determination and subsequent distribution shall be made as promptly as practicable) in good faith after consultation with outside legal counsel is necessary under Applicable Law and for such supplement or amendment to be reviewed by the Company’s stockholders prior to the Company Stockholder Meeting (provided, that no such postponement or adjournment under this clause (2) may be to a date that is after the earlier of (I) the 10th Business Day before the End Date and (II) the 10th Business Day after the date of such distribution), (B) due to the absence of a quorum, (C) if and to the extent such postponement or adjournment of the Company Stockholder Meeting is required by an Order issued by any court or other Governmental Authority of competent jurisdiction in connection with this Agreement or (D) if the Parent Shareholder Meeting has been adjourned or postponed by Parent in accordance with Section 8.04(b), to the extent necessary to enable the Company Stockholder Meeting and the Parent Shareholder Meeting to be held within a single period of twenty-four consecutive hours as contemplated by Section 8.04(c). The foregoing notwithstanding, the Company may not, without the prior written consent of Parent, postpone or adjourn the Company Stockholder Meeting pursuant to clause (A)(1) or (B) of the immediately preceding sentence for a period of more than 10 Business Days on any single occasion or, on any occasion, to a date after the earlier of (x) 40 Business Days after the date on which the Company Stockholder Meeting was originally scheduled and (y) 10 Business Days before the End Date. Without the prior written consent of Parent, the matters contemplated by the Company Stockholder Approval shall be the only matters (other than matters of procedure and matters required by or advisable under Applicable Law to be voted on by the Company’s stockholders in connection therewith) that the Company shall propose to be voted on by the stockholders of the Company at the Company Stockholder Meeting.
(b)   As promptly as practicable following the date on which the Parent Circular is formally approved by the FCA (but subject to Section 8.04(c)), Parent shall, in consultation with the Company, in accordance with Applicable Law and the Parent Organizational Documents, (i) establish a record date for, duly convene and give notice of a meeting of the shareholders of Parent entitled to vote on the approval of this Agreement and the transactions contemplated hereby (the “Parent Shareholder Meeting”) at which meeting Parent shall seek the Parent Shareholder Approval, (ii) cause the Parent Circular (and all other proxy materials for the Parent Shareholder Meeting) to be mailed to its shareholders and (iii) duly hold the Parent Shareholder Meeting. Subject to Section 7.02, Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Parent Shareholder Approval to be obtained at the Parent Shareholder Meeting or any adjournment or postponement thereof, and shall comply with all legal requirements applicable to the Parent Shareholder Meeting. Parent shall not, without the prior written consent of the Company, adjourn, postpone or otherwise delay the Parent Shareholder Meeting; provided, that Parent may, without the prior written consent of the Company, adjourn or postpone the Parent Shareholder Meeting (A) if Parent believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (1) solicit additional proxies necessary to obtain the Parent Shareholder Approval or (2) distribute any supplement to the Parent Circular that the Board of Directors of Parent has determined (which determination and subsequent distribution shall be made as promptly as practicable) in good faith after consultation with outside legal counsel is necessary under Applicable Law (including Rule 10.5.4 of the Listing Rules) and for such supplement to be reviewed by Parent’s shareholders prior to the Parent Shareholder Meeting (provided, that no such postponement or adjournment under this clause (2) may be to a date that is after the earlier of (I) the 10th Business Day before the End Date and (II) the 10th Business Day after the date of such distribution), (B) due to the absence of a quorum, (C) if and to the extent such postponement or adjournment of the Company Stockholder Meeting is required by an Order issued by any court or other Governmental Authority of competent jurisdiction in connection with this Agreement or (D) if the Company Stockholder Meeting has been adjourned or postponed by the Company in accordance with Section 8.04(a), to the extent necessary to enable the Company Stockholder Meeting and the Parent Shareholder Meeting to be held within a single period of twenty-four consecutive hours as contemplated by Section 8.04(c). The foregoing notwithstanding, Parent may not, without the prior written consent of the Company, postpone or adjourn the Parent Shareholder Meeting pursuant to clause (A)(1) or (B) of the immediately preceding sentence for a period of more than 10 Business Days on any single occasion or, on any occasion, to a date after the earlier of (x) 40 Business Days after the date on which the Parent Shareholder Meeting was originally scheduled and (y) 10 Business Days before the End Date. Without the prior written consent of the Company, the matters contemplated by the Parent Shareholder Approval shall be the only matters (other than matters of procedure and matters required by or advisable under Applicable Law to be voted on by Parent’s shareholders in connection therewith) that Parent shall propose to be voted on by the shareholders of Parent at the Parent Shareholder Meeting.
(c)   It is the intention of the parties that, and each of the parties shall reasonably cooperate and use their commercially reasonable efforts to cause, the date and time of the Company Stockholder Meeting and the Parent Shareholder Meeting be coordinated such that they occur on the same calendar day (and in any event as close in time as possible).
(d)   Any Company Adverse Recommendation Change or Parent Adverse Recommendation Change notwithstanding, the obligations of the Company and Parent under Section 8.03 and this Section 8.04 shall continue in full force and effect unless this Agreement is validly terminated in accordance with Article X.
Section 8.05   Public Announcements.   The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release to be in the form agreed on by the Company and Parent prior to the execution of this Agreement. Following such initial press release, Parent and the Company shall consult with each other before issuing any additional press release, making any other public statement or scheduling any press conference, conference call or meeting with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference, conference call or meeting before such consultation (and, to the extent applicable, shall provide copies of any such press release, statement or agreement (or any scripts for any conference calls) to the other party and shall consider in good faith the comments of the other party); provided, that the restrictions set forth in this Section 8.05 shall not apply to any release or public statement (a) made or proposed to be made by the Company in compliance with Section 6.02 with respect to the matters contemplated by Section 6.02, or made or proposed to be made by Parent in response or related to any such release or public statement that is not in violation of Section 7.02, (b) made or proposed to be made by Parent in compliance with Section 7.02 with respect to the matters contemplated by Section 7.02, or made or proposed to be made by the Company in response or related to any such release or public statement that is not in violation of Section 6.02, (c) in connection with any dispute between the parties regarding this Agreement, the Mergers or the other transactions contemplated hereby or (d) if the information contained therein substantially reiterates (or is consistent with) previous releases, public disclosures or public statements made by the Company and/or Parent in compliance with this Section 8.05.
Section 8.06   Section 16 Matters.   Prior to the First Effective Time, the Company shall take all such steps as may be required (to the extent permitted under Applicable Law) to cause any dispositions of

Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act to be exempt under Rule 16b-3 promulgated under the 1934 Act.
Section 8.07   Transaction Litigation.   Subject to the last sentence of this Section 8.07, each of the Company and Parent shall promptly notify the other of any stockholder or shareholder demands, litigations, arbitrations or other similar claims, actions, suits or proceedings (including derivative claims) commenced against it, its Subsidiaries and/or its or its Subsidiaries’ respective directors or officers relating to this Agreement or any of the transactions contemplated hereby or any matters relating thereto (collectively, “Transaction Litigation”) and shall keep the other party informed regarding any Transaction Litigation (including by promptly furnishing to the other party and such other party’s Representatives such information relating to such Transaction Litigation as may reasonably be requested). Each of the Company and Parent shall reasonably cooperate with the other in the defense or settlement of any Transaction Litigation, and shall give the other party the opportunity to consult with it regarding the defense and settlement of such Transaction Litigation, shall consider in good faith the other party’s advice with respect to such Transaction Litigation and shall give the other party the opportunity to participate (at the other party’s expense) in (but not control) the defense and settlement of such Transaction Litigation. Prior to the First Effective Time, other than with respect to any Transaction Litigation where the parties are adverse to each other or in the context of any Transaction Litigation related to or arising out of a Company Acquisition Proposal or a Parent Acquisition Proposal, neither the Company nor any of its Subsidiaries shall settle or offer to settle any Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in this Section 8.07, (a) in the event of any conflict with any other covenant or agreement contained in Section 8.02 that expressly addresses the subject matter of this Section 8.07, Section 8.02 shall govern and control, and (b) Section 8.07 shall be in addition to and not limit or otherwise modify the parties’ respective obligations under Section 6.02 or Section 7.02.
Section 8.08   Stock Exchange Delisting.   Each of the Company and Parent agrees to cooperate with the other party in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NYSE and terminate its registration under the 1934 Act; provided, that such delisting and termination shall not be effective until the First Effective Time.
Section 8.09   Governance.   Parent shall take all necessary corporate action to cause, effective at the First Effective Time, one individual (who shall be mutually agreed by the Company and Parent prior to the Closing) who currently serves on the board of directors of the Company to join the board of directors of Parent, subject to such individual accepting an offer from Parent to serve on the board of directors of Parent (the “Designated Director”).
Section 8.10   State Takeover Statutes.   Each of Parent, Bidco, each Merger Sub and the Company shall (a) take all action necessary so that no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws or regulations, or any similar provision of the Company Organizational Documents or the Parent Organizational Documents, as applicable, is or becomes applicable to the Mergers or any of the other transactions contemplated hereby, and (b) if any such anti-takeover law, regulation or provision is or becomes applicable to the Mergers or any other transactions contemplated hereby, cooperate and grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.
Section 8.11   Certain Tax Matters.
(a)   Each of Parent and the Company shall use (and shall cause its Affiliates to use) its reasonable best efforts to cause the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and for an exception to the general rule of Section 367(a)(1) of the Code, and shall not take (and shall cause its Affiliates not to take) any action that could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying (A) as a “reorganization” within the meaning of Section 368(a) of the Code and (B) for an exception to the general rule of Section 367(a)(1)

of the Code; provided, that nothing in this Section 8.11 shall prohibit any party from taking any action otherwise required by this Agreement.
(b)   Each of Parent and the Company shall use its reasonable best efforts and shall cooperate with one another to obtain the opinion referred to in Section 9.03(d) and any similar opinion required to be delivered in connection with the effectiveness of the Form F-4. In connection with the foregoing, (i) Parent shall (and shall cause Bidco and each Merger Sub to) deliver to Company Tax Counsel a duly executed letter of representation substantially in the form of the letter of representation included in Exhibit A, with such changes as may reasonably be agreed by Parent, the Company, and Company Tax Counsel (the “Parent Tax Certificate”), and (ii) the Company shall deliver to Company Tax Counsel a duly executed letter of representation substantially in the form of the letter of representation included in Exhibit B, with such changes as may reasonably be agreed by Parent, the Company, and Company Tax Counsel (the “Company Tax Certificate”), in the case of each of clause (i) and (ii), at such times as such counsel shall reasonably request (including on the effective date of the Form F-4 and at the Closing). Parent and the Company shall also provide such other information as reasonably requested by Company Tax Counsel for purposes of rendering any opinion described in this Section 8.11.
(c)   Provided that Company Tax Counsel delivers the opinion referred to in Section 9.03(d), Parent shall, and shall cause Bidco and the Surviving Company to, comply with the reporting requirements of Treasury Regulations Section 1.367(a)-3(c)(6) and shall use reasonable best efforts to make arrangements with each “five-percent transferee shareholder” of Parent within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii) that informs Parent that it intends to enter into, or has entered into, a gain recognition agreement with the IRS under Treasury Regulations Section 1.367(a)-8 with respect to the Mergers, if any, intended to ensure that such shareholder will be informed of any disposition of any property that would require the recognition of gain under such person’s gain recognition agreement entered into under Treasury Regulations Section 1.367(a)-8.
Section 8.12   Certain Post-Signing Transactions.   The Company shall undertake the actions specified with respect to (a) the transaction set forth in Section 8.12(a) of the Company Disclosure Schedule (such transaction, the “First Required Sale”), (b) the transaction set forth in Section 8.12(b) of the Company Disclosure Schedule (such transaction, the “Second Required Sale” and, together with the First Required Sale, the “Required Sales”) and (c) the transaction set forth in Section 8.12(c) of the Company Disclosure Schedule, in each case, at the times or within the periods set out therein. Notwithstanding anything to the contrary herein, Parent shall not have any rights under this Agreement (including pursuant to Section 6.01 and Section 8.01) with respect to the businesses, assets, properties, or product lines of the Company to be divested in connection with the First Required Sale except to the extent set forth in this Section 8.12 and Section 8.12 of the Company Disclosure Schedule.
ARTICLE IX
Conditions to the Mergers
Section 9.01   Conditions to the Obligations of Each Party.   The obligations of the Company, Parent, Bidco and each Merger Sub to consummate the Mergers are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by the Company and Parent) of the following conditions:
(a)   the Company Stockholder Approval shall have been obtained;
(b)   the Parent Shareholder Approval shall have been obtained;
(c)   no injunction or other Order shall have been issued by any court or other Governmental Authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Mergers, and no Applicable Law shall have been enacted, entered or promulgated by any Governmental Authority that remains in effect and prohibits or makes illegal the consummation of the Mergers;
(d)   the Form F-4 and the Form F-6 shall have been declared effective, no stop order suspending the effectiveness of the Form F-4 or the Form F-6 shall be in effect and no proceedings for such purpose shall be pending before the SEC;

(e)   the Parent Prospectus, including any supplement or amendment thereto, shall have been approved by the FCA and made available to the public in accordance with the Prospectus Regulation Rules;
(f)   the Parent Circular, including any supplement or amendment thereto, shall have been approved by the FCA and made available to the shareholders of Parent in accordance with the Listing Rules and the Parent Organizational Documents;
(g)   (i) the Parent ADSs (and the Parent Ordinary Shares represented thereby) to be issued in the Parent ADS Issuance shall have been approved for listing on the NYSE, subject to official notice of issuance, (ii) the FCA shall have acknowledged to Parent or its agent (and such acknowledgement shall not have been withdrawn) that the application for the admission of the Parent Ordinary Shares represented by the Parent ADSs and, if required by the FCA, the application for the readmission of the Parent Ordinary Shares outstanding immediately prior to the First Effective Time to the premium segment of the Official List shall have been approved and (after satisfaction of any conditions to which such approval is expressed to be subject) shall become effective as soon as a dealing notice has been issued by the FCA and any such conditions upon which such approval is expressed to be subject having been satisfied, and (iii) the LSE shall have acknowledged to Parent or its agent (and such acknowledgement not having been withdrawn) that such Parent Ordinary Shares referred to in clause (ii) shall be admitted to trading on the LSE’s main market for listed securities; and
(h)   any applicable waiting period under the HSR Act shall have expired or been terminated.
Section 9.02   Conditions to the Obligations of Parent, Bidco and Each Merger Sub.   The obligations of Parent, Bidco and each Merger Sub to consummate the Mergers are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by Parent) of the following further conditions:
(a)   the Company shall have performed, in all material respects, all of its obligations hereunder required to be performed by it at or prior to the First Effective Time;
(b)   (i) the representations and warranties of the Company contained in Section 4.01, Section 4.02, Section 4.04(a), Section 4.05(b), Section 4.25, Section 4.26 and Section 4.27 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date); (ii) the representations and warranties of the Company contained in Section 4.05(a) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except for any de minimis inaccuracies, (iii) the representations and warranties of the Company contained in Section 4.10(a)(ii) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing; and (iv) the other representations and warranties of the Company contained in Article IV (disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except, in the case of this clause (iv) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;
(c)   Parent shall have received a certificate from an executive officer of the Company confirming the satisfaction of the conditions set forth in Section 9.02(a) and Section 9.02(b); and
(d)   The Company shall have completed (i) the First Required Sale and (ii) the Second Required Sale.
Section 9.03   Conditions to the Obligations of the Company.   The obligations of the Company to consummate the Mergers are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by the Company) of the following further conditions:

(a)   each of Parent, Bidco and each Merger Sub shall have performed, in all material respects, all of its obligations hereunder required to be performed by it at or prior to the First Effective Time;
(b)   (i) the representations and warranties of Parent contained in Section 5.01, Section 5.02, Section 5.04(a) and Section 5.16 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date); (ii) the representations and warranties of Parent contained in Section 5.05(a) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except for any de minimis inaccuracies; (iii) the representations and warranties of Parent contained in Section 5.10(b) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing; and (iv) the other representations and warranties of Parent contained in Article V (disregarding all qualifications and exceptions contained therein relating to materiality or Parent Material Adverse Effect) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except, in the case of this clause (iv) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;
(c)   the Company shall have received a certificate from an executive officer of Parent confirming the satisfaction of the conditions set forth in Section 9.03(a) and Section 9.03(b); and
(d)   the Company shall have received the opinion of Wachtell, Lipton, Rosen & Katz, or, if Wachtell, Lipton, Rosen & Katz is unable or unwilling to provide such opinion, Davis Polk & Wardwell LLP (whichever such firm delivers such opinion, “Company Tax Counsel”), dated as of the Closing Date, in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify (i) as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) for an exception to the general rule of Section 367(a)(1) of the Code. In rendering such opinion, Company Tax Counsel may rely on the Parent Tax Certificate, the Company Tax Certificate and such other information provided to it by Parent and/or the Company for purposes of rendering such opinion.
ARTICLE X
Termination
Section 10.01   Termination.   This Agreement may be terminated and the Mergers and the other transactions contemplated hereby may be abandoned at any time prior to the First Effective Time (notwithstanding receipt of the Company Stockholder Approval or the Parent Shareholder Approval):
(a)   by mutual written agreement of the Company and Parent;
(b)   by either the Company or Parent, if:
(i)   the Mergers have not been consummated on or before September 13, 2022 (the “End Date”); provided, that (A) if on the End Date, the conditions to the Closing set forth in Section 9.01(c) (if the injunction, other Order or Applicable Law relates to Antitrust Laws) or Section 9.01(h) shall not have been satisfied, but all other conditions to the Closing shall have been satisfied (or in the case of (x) conditions that by their terms are to be satisfied at the Closing, such conditions shall be reasonably capable of being satisfied on such date and (y) Section 9.02(d), definitive agreements providing for each Required Sale shall have been executed prior to such date and each Required Sale shall be reasonably capable of being consummated prior to December 13, 2022) or waived, then the End Date may be extended by either Parent or the Company to December 13, 2022 (and all references to the End Date herein shall be as so extended), and (B) if on the End Date (as extended by subclause (A) of this proviso), the conditions to the Closing set forth in Section 9.01(c) (if the injunction, other Order or Applicable Law relates to Antitrust Laws) or Section 9.01(h) shall not have been satisfied, but all other conditions to the

Closing shall have been satisfied (or in the case of (x) conditions that by their terms are to be satisfied at the Closing, such conditions shall be reasonably capable of being satisfied on such date and (y) Section 9.02(d), definitive agreements providing for each Required Sale shall have been executed prior to such date and each Required Sale shall be reasonably capable of being consummated prior to March 13, 2023) or waived, then the End Date as extended by subclause (A) of this proviso) may be extended by either Parent or the Company to March 13, 2023 (and all references to the End Date herein shall be as so extended); provided, further, that the right to terminate this Agreement or to extend the End Date, as applicable, pursuant to this Section 10.01(b)(i) shall not be available to any party whose material breach of any provision of this Agreement has been the proximate cause of the failure of the Mergers to be consummated by such time;
(ii)   a court or other Governmental Authority of competent jurisdiction shall have issued an injunction or other Order that permanently enjoins, prevents or prohibits the consummation of the Mergers and such injunction or other Order shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any party whose breach of any provision of this Agreement has been the proximate cause of such injunction or other Order;
(iii)   the Company Stockholder Meeting (as it may be adjourned or postponed) at which a vote on the Company Stockholder Approval was taken shall have concluded and the Company Stockholder Approval shall not have been obtained; provided, that, unless the Parent Shareholder Approval shall have previously been obtained, the right to terminate this Agreement pursuant to this Section 10.01(b)(iii) shall not be available until 24 hours after the conclusion of such meeting.
(iv)   the Parent Shareholder Meeting (as it may be adjourned or postponed) at which a vote on the Parent Shareholder Approval was taken shall have concluded and the Parent Shareholder Approval shall not have been obtained; provided, that unless the Company Stockholder Approval shall have previously been obtained, the right to terminate this Agreement pursuant to this Section 10.01(b)(iv) shall not be available until 24 hours after the conclusion of such meeting; or
(c)   by Parent:
(i)   prior to the receipt of the Company Stockholder Approval, if (A) a Company Adverse Recommendation Change shall have occurred or (B) a tender or exchange offer subject to Regulation 14D under the 1934 Act that constitutes a Company Acquisition Proposal shall have been commenced (within the meaning of Rule 14d-2 under the Exchange Act) and the Company shall not have communicated to its stockholders, within ten Business Days after such commencement, a statement disclosing that the Company recommends rejection of such tender or exchange offer (or shall have withdrawn any such rejection thereafter), provided, that this Agreement may not be terminated pursuant to this Section 10.01(c)(i) if Parent, Bidco or either Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Parent, Bidco or either Merger Sub would cause any condition set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied; or
(ii)   if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause any condition set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by the Company within the earlier of (x) 45 days following written notice to the Company from Parent of such breach or failure to perform and (y) the End Date; provided, that this Agreement may not be terminated pursuant to this Section 10.01(c)(ii) if Parent, Bidco or either Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Parent, Bidco or either Merger Sub would cause any condition set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied.

(d)   by the Company:
(i)   prior to the receipt of the Parent Shareholder Approval, if (A) a Parent Adverse Recommendation Change shall have occurred or (B) an offer (as defined in the U.K. Code) that constitutes a Parent Acquisition Proposal shall have been commenced and Parent shall not have communicated to its shareholders, within ten Business Days after such commencement, a statement disclosing that Parent recommends rejection of such offer (or shall have withdrawn any such rejection thereafter), provided, that this Agreement may not be terminated pursuant to this Section 10.01(d)(i) if the Company is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by the Company would cause any condition set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied;
(ii)   if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent, Bidco or either Merger Sub set forth in this Agreement shall have occurred that would cause any condition set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by Parent, Bidco or either Merger Sub, as applicable, within the earlier of (x) 45 days following written notice to Parent from the Company of such breach or failure to perform and (y) the End Date; provided, that this Agreement may not be terminated pursuant to this Section 10.01(d)(ii) if the Company is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by the Company would cause any condition set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied; or
(iii)   prior to obtaining the Company Stockholder Approval, in order to enter into a definitive agreement providing for a Company Superior Proposal in accordance with, and subject to the terms and conditions of, Section 6.02; provided, that the Company shall not have a right to terminate pursuant to this Section 10.01(d)(iii) if such Company Superior Proposal resulted from a Willful Breach by the Company of Section 6.02 or Section 8.04(a).
The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other party.
Section 10.02   Effect of Termination.   If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any of its Affiliates or its or their respective stockholders or shareholders, as applicable, or Representatives) to the other parties hereto, except as provided in Section 10.03; provided, that, subject to Section 10.03(i), neither Parent nor the Company shall be released from any liabilities or damages arising out of any (i) fraud by any party or (ii) the Willful Breach of any covenant or agreement set forth in this Agreement. The provisions of Section 6.03(c), the first sentence of Section 8.01(a), this Section 10.02, Section 10.03, Article XI (other than Section 11.13, except to the extent that Section 11.13 relates to the specific performance of the provisions of this Agreement that survive termination) and Article I (to the extent related to the foregoing) shall survive any termination of this Agreement pursuant to Section 10.01. In addition, the termination of this Agreement shall not affect the parties’ respective obligations under the Confidentiality Agreement.
Section 10.03   Termination Payment.
(a)   If this Agreement is terminated (x) by Parent pursuant to Section 10.01(c)(i) or (y) by the Company pursuant to Section 10.01(d)(iii), then the Company shall pay to Parent (or its designee), in cash and by way of compensation, a payment in an amount equal to $200,000,000 (the “Company Termination Payment”) at or prior to, and as a condition to the effectiveness of, the termination of this Agreement in the case of a termination pursuant to Section 10.01(d)(iii) or as promptly as practicable (and, in any event, within three Business Days following such termination) in the case of a termination pursuant to Section 10.01(c)(i).
(b)   If (i) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) (without the Company Stockholder Approval having been obtained) or Section 10.01(b)(iii) or by Parent pursuant to Section 10.01(c)(ii) (without the Company Stockholder Approval having been obtained), (ii) prior to such termination and after the date of this Agreement, a Company Acquisition Proposal shall have been publicly announced or publicly made known and shall not have been publicly withdrawn and (iii) on or prior to the twelve (12) month anniversary of such termination of this Agreement (A) a transaction constituting a Company Acquisition Proposal is consummated or (B) a definitive agreement providing for a Company Acquisition Proposal is entered into by the Company or any of its Subsidiaries (in each case, whether or not such Company Acquisition Proposal is the same as the original Company Acquisition Proposal publicly made known or publicly announced prior to termination) that is subsequently consummated, then, the Company shall pay to Parent (or its designee) by way of compensation the Company Termination Payment no later than the consummation of such Company Acquisition Proposal; provided, that if the Company shall have actually paid the Company No Vote Reimbursement pursuant to Section 10.03(f), then only the incremental amount between the Company No Vote Reimbursement and the Company Termination Payment shall be payable. “Company Acquisition Proposal” for purposes of this Section 10.03(b) shall have the meaning assigned thereto in the definition thereof set forth in Section 1.01, except that references in the definition to “20%” shall be replaced by “50%”.
(c)   If this Agreement is terminated by the Company pursuant to Section 10.01(d)(i), then Parent shall pay to the Company (or its designee), in cash and by way of compensation within three (3) Business Days after the date of termination of this Agreement, a payment in an amount equal to $150,000,000 (the “Parent Termination Payment”), subject to any adjustment in accordance with Section 10.03(k).
(d)   If (i) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) (without the Parent Stockholder Approval having been obtained) or Section 10.01(b)(iv) or by the Company pursuant to Section 10.01(d)(ii) (without the Parent Stockholder Approval having been obtained), (ii) prior to such termination and after the date of this Agreement, a Parent Acquisition Proposal shall have been publicly announced or publicly made known and shall not have been publicly withdrawn and (iii) on or prior to the twelve (12) month anniversary of such termination of this Agreement (A) a transaction constituting a Parent Acquisition Proposal is consummated or (B) a definitive agreement providing for a Parent Acquisition Proposal is entered into by Parent or any of its Subsidiaries (in each case, whether or not such Parent Acquisition Proposal is the same as the original Parent Acquisition Proposal publicly made known or publicly announced prior to termination) that is subsequently consummated, then, Parent shall pay to the Company (or its designee) by way of compensation the Parent Termination Payment no later than the consummation of such Parent Acquisition Proposal, subject to any adjustment in accordance with Section 10.03(k); provided, that if Parent shall have actually paid the Parent No Vote Reimbursement pursuant to Section 10.03(e), then only the incremental amount between the Parent No Vote Reimbursement and the Parent Termination Payment shall be payable.
(e)   If this Agreement is terminated by the Company or Parent pursuant to Section 10.01(b)(iv), Parent shall pay to the Company (or its designee), in cash and by way of compensation within three (3) Business Days after the date of termination of this Agreement (or such other later date as the Company has notified in writing to Parent on the date of termination), a payment in an amount equal to $50,000,000 (the “Parent No Vote Reimbursement”), subject to any adjustment in accordance with Section 10.03(k); provided, that such amount shall be payable only if either (i) the Company Stockholder Approval shall have previously been obtained or (ii) (A) the condition to termination under Section 10.01(b)(iii) has not been satisfied at the time of such termination, (B) the Company has complied with Section 8.04(c) and (C) more than 24 hours has passed since the satisfaction of the condition to termination under Section 10.01(b)(iv).
(f)   If this Agreement is terminated by the Company or Parent pursuant to Section 10.01(b)(iii), the Company shall pay to Parent (or its designee), in cash and by way of compensation within three Business Days after the date of termination of this Agreement, a payment in an amount equal to $50,000,000 (the “Company No Vote Reimbursement”); provided, that such amount shall be payable only if either (i) the Parent Shareholder Approval shall have previously been obtained or (ii) (A) the condition to termination under Section 10.01(b)(iv) has not been satisfied at the time of such termination, (B) Parent has complied with Section 8.04(c) and (C) more than 24 hours has passed since the satisfaction of the condition to termination under Section 10.01(b)(iii).
(g)   If this Agreement is terminated by Parent or the Company pursuant to (i) Section 10.01(b)(i), and, at the time of such termination, the conditions to Closing set forth in Section 9.01(c) (if the injunction, other Order or Applicable Law relates to Antitrust Laws) or Section 9.01(h) shall not have been satisfied but all other conditions to Closing shall have been satisfied (or in the case of any conditions that by their terms are to be satisfied at the Closing, shall be reasonably capable of being satisfied on such date) or waived, or (ii) Section 10.01(b)(ii) if the injunction or other Order relates to Antitrust Laws, then Parent shall pay to the Company (or its designee), in cash and by way of compensation within three Business Days after the date of termination of this Agreement, the Parent Termination Payment, subject to any adjustment in accordance with Section 10.03(k).
(h)   Any payment of the Company Termination Payment or the Company No Vote Reimbursement (each, a “Company Payment”), or the Parent Termination Payment or the Parent No Vote Reimbursement (each, a “Parent Payment”) shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or the Company, as applicable. Any Company Payment or Parent Payment shall be made free and clear of and without deduction or withholding of any Taxes; provided:
(i)   in the case of any Company Payment, Parent has supplied the Company with a properly completed and executed IRS Form W-8BEN-E, on which the Company is entitled to rely, claiming the benefits of, and an exemption from withholding under, the income tax treaty between the United States and the United Kingdom prior to the payment of any Company Payment;
(ii)   in the case of any Company Payment, in the event that deductions or withholdings on account of U.S. federal income Taxes should have been made under applicable law, then Parent shall bear the cost of such Taxes;
(iii)   in the case of any Parent Payment, in the event that deductions or withholdings on account of UK income Tax should have been made under applicable law, then the Company shall bear the cost of such Taxes; and
(iv)   in the case of any Parent Payment, Parent may deduct or withhold any amounts in respect of VAT required or permitted to be withheld in accordance with the following provisions of this Section 10.03.
(i)   The parties agree and understand that (x) in no event shall the Company be required to pay the Company Termination Payment on more than one occasion or the Company No Vote Reimbursement on more than one occasion, in each case under any circumstances, and the Company No Vote Reimbursement shall be credited toward any subsequent payment of the Company Termination Payment, and in no event shall Parent be required to pay the Parent Termination Payment on more than one occasion (including, for the avoidance of doubt, if the Parent Termination Payment is payable pursuant to more than one provision of this Section 10.03) or the Parent No Vote Reimbursement on more than one occasion in each case under any circumstances, and the Parent No Vote Reimbursement shall be credited toward any subsequent payment of the Parent Termination Payment and (y) except in the case of fraud or Willful Breach by the other party of any covenant or agreement set forth in this Agreement, (i) in no event shall Parent be entitled, pursuant to this Section 10.03, to receive an amount greater than the Company Termination Payment and Company No Vote Reimbursement, as applicable (subject to the understanding that the Company No Vote Reimbursement is set off against the Company Termination Payment when the payment of the Company Termination Payment follows the payment of the Company No Vote Reimbursement under Section 10.03(b)), and any applicable additional amounts pursuant to the last two sentences of this Section 10.03(i) (such additional amounts, collectively, the “Parent Additional Amounts”), and (ii) in no event shall the Company be entitled, pursuant to this Section 10.03, to receive an amount greater than the Parent Termination Payment and the Parent No Vote Reimbursement, as applicable (subject to the understanding that the Parent No Vote Reimbursement is set off against the Parent Termination Payment when the payment of the Parent Termination Payment follows the payment of the Parent No Vote Reimbursement under Section 10.03(d)) and any applicable additional amounts pursuant to Section 6.03 and/or the last two sentences of this Section 10.03(i) (such additional amounts, collectively, the “Company Additional Amounts”). Notwithstanding anything to the contrary in this Agreement, except in the case of fraud or Willful Breach by the other party of any covenant or agreement set forth in this Agreement, (i) if Parent receives any Company Payment(s) and any applicable Parent Additional Amounts from the Company required pursuant to this Section 10.03, or if the Company receives any Parent Payment(s) and any applicable Company Additional Amounts from Parent required pursuant to this Section 10.03, such payments shall be the sole and exclusive remedy of the receiving party against the paying party and its Subsidiaries and their respective former, current or future partners, equityholders, managers, members, Affiliates and Representatives (and, in the case Parent is the paying party, the Financing Related Parties), and none of the paying party, any of its Subsidiaries or any of their respective former, current or future partners, equityholders, managers, members, Affiliates or Representatives (or, in the case Parent is the paying party, the Financing Related Parties) shall have any further liability or obligation, in each case relating to or arising out of this Agreement or the transactions contemplated hereby and (ii) if (A) Parent, Bidco or either Merger Sub receives any payments from the Company in respect of any breach of this Agreement and thereafter Parent receives any Company Payment(s) pursuant to this Section 10.03 or (B) the Company receives any payments from Parent, Bidco or either Merger Sub in respect of any breach of this Agreement and thereafter the Company receives any Parent Payment(s), the amount of such Company Payment(s) or such Parent Payment(s), as applicable, shall be reduced by the aggregate amount of such payments made by the party paying any Company Payment(s) or any Parent Payment(s), as applicable, in respect of any such breaches (in each case, after taking into account any Parent Additional Amounts or Company Additional Amounts, as applicable). The parties acknowledge that the agreements contained in this Section 10.03 are an integral part of the transactions contemplated hereby, that, without these agreements, the parties would not enter into this Agreement and that any amounts payable pursuant to this Section 10.03 do not constitute a penalty. Accordingly, if any party fails to promptly pay any Company Payment or any Parent Payment due pursuant to this Section 10.03, such party shall also pay any out-of-pocket costs and expenses (together with any irrecoverable VAT incurred thereon, and including reasonable legal fees and expenses) incurred by the party entitled to such payment in connection with a legal action to enforce this Agreement that results in a judgment for such amount against the party failing to promptly pay such amount. Any Company Payment or Parent Payment not paid when due pursuant to this Section 10.03 shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment.
(j)   Any Parent Payment and any Company Payment shall be VAT inclusive.
(k)   The parties hereto intend that any payment of a Parent Payment, being compensatory in nature, shall not be treated (in whole or in part) as consideration for a supply for the purposes of VAT and, accordingly, Parent shall:
(i)   file its relevant VAT return on the basis that the payment of any such Parent Payment falls outside the scope of VAT; and
(ii)   pay the full amount of any such Parent Payment free and clear of any deduction or adjustment on account of VAT, it being understood and agreed that if it is finally determined that any Parent Payment is (in whole or in part) consideration for a supply for the purposes of VAT then:
(A)   Parent shall (1) subject, where sub-clause (C) below applies, to having received the relevant amount from the Company as provided in sub-clause (C) below, promptly account for and pay to HMRC such VAT together with any associated interest and penalties; and (2) use its reasonable best efforts to recover (by refund, credit or otherwise) any such VAT at the residual recovery rate generally applied by Parent in respect of input VAT incurred on its overheads from time to time;
(B)   the amount of such Parent Payment payable by Parent shall be reduced so that the sum of (1) such Parent Payment (as so reduced) and (2) any VAT reverse charge thereon that Parent certifies acting in good faith that it is not entitled to recover (by way of credit or repayment) as input tax (together with any related interest or penalties in respect of such VAT reverse charge but excluding any interest or penalties arising as a result of the unreasonable delay or default of Parent), is equal to the amount of such Parent Payment that would be payable but for this subclause (B) (the amount of such reduction being the “Adjustment Amount”); and

(C)   the Company covenants to reimburse Parent on written demand and on an after-Tax basis an amount of such Parent Payment equal to the Adjustment Amount save to the extent that such Adjustment Amount has previously been adjusted by way of refund of such part of such Parent Payment, the due date for payment of which shall be five Business Days after the date such written demand is received by the Company.
This Section 10.03(k) is subject to the provisions of Section 10.03(k) of the Company Disclosure Schedule.
(l)   Any reference in Section 10.03(k) or Section 10.03(k) of the Company Disclosure Schedule to Parent shall where applicable be regarded as referring to the representative member of any VAT group of which Parent is a member, and “finally determined” shall mean determined by HMRC or, if such determination is appealed, a court or tribunal in a decision or judgment in respect of which no right of appeal exists (or in relation to which any periods for appeal have expired) or, whether or not such determination is appealed, as provided in a binding agreement made with HMRC.
(m)   The parties anticipate that any Company Payment shall be outside the scope of UK VAT and not otherwise subject to VAT.
(n)   For the purposes of Section 10.03(k) and Section 10.03(k) of the Company Disclosure Schedule, a payment, covenant or indemnity being given on an “after-Tax basis” means that the amount payable (the “Payment”) pursuant to such payment, covenant or indemnity (as applicable) shall be calculated in such a manner as will ensure that, after taking into account: (A) any Tax required to be deducted or withheld from the Payment (save to the extent that Parent has not provided a W-8BEN-E when it was entitled to do so, and provision of a W-8BEN-E would have prevented such deduction or withholding being required) and any additional amounts required to be paid by the payer of the Payment in consequence of such withholding; (B) the amount and timing of any additional Tax which becomes (or would become, but for the use of any credit or other relief which would otherwise have been available to reduce the Tax liabilities of any member of the recipient’s Group) payable by the recipient of the Payment as a result of the Payment’s being chargeable to Tax in the hands of that person; and (C) the amount and timing of any Tax benefit which is obtained by the recipient of the Payment (or any member of the recipient’s Group) to the extent that such Tax benefit is attributable to the matter giving rise to the obligation to make the Payment or the receipt of the Payment (for which purposes, for the avoidance of doubt, in the case of a reimbursement under Section 10.03(k)(ii)(C) or under Section 10.03(k)(2)(e) of the Company Disclosure Schedule, the matter giving rise to the obligation to make the Payment is a reference to the irrecoverable VAT or increased irrecoverable VAT attributable to the relevant Parent Payment), the recipient of the Payment is in the same position as that in which it would have been if the matter giving rise to the obligation to make a Payment had not occurred, provided that if any party to this Agreement shall have assigned or novated the benefit of this Agreement in whole or in part or shall, after the date of this Agreement, have changed its Tax residence or the permanent establishment to which the rights under this Agreement are allocated then no Payment to that party shall be increased by reason of the operation of clauses (A) through (C) (inclusive) to any greater extent than would have been the case had no such assignment, novation or change taken place. In this Section 10.03(n), references to “Tax” shall exclude “VAT” and references to a “W-8BEN-E” shall mean a properly completed and executed IRS Form W-8BEN-E, on which the Company is entitled to rely, claiming the benefits of, and establishing an exemption to withholding under, the income tax treaty between the United States and the United Kingdom prior to such Payment.

ARTICLE XI
Miscellaneous
Section 11.01   Notices.   All notices, requests and other communications to any party hereunder shall be in writing (including email transmission, the receipt of which is confirmed in writing) and shall be given,
If to the Company, to:
Terminix Global Holdings, Inc.
150 Peabody Place
Memphis, Tennessee 38103
Attention:
Deidre Richardson

Email:
Deidre.Richardson@terminix.com

with a copy to (which shall not constitute notice):
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:
Andrew R. Brownstein
Karessa L. Cain

Email:
ARBrownstein@wlrk.com
KLCain@wlrk.com

and:
Macfarlanes LLP
20 Cursitor Street
London EC4A 1LT
United Kingdom
Attention:
Harry Coghill
Tom Rose

Email:
harry.coghill@macfarlanes.com
tom.rose@macfarlanes.com

If to Parent, Bidco or either Merger Sub or, following the Closing, the Surviving Company, to:
Rentokil Initial plc
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
Attention:
Christopher Hunt
Daragh Fagan

Email:
chris.hunt@rentokil-initial.com
daragh.fagan@rentokil-initial.com
secretariat@rentokil-initial.com

with a copy to (which shall not constitute notice):
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention:
William H. Aaronson

Email:
william.aaronson@davispolk.com

and:
Freshfields Bruckhaus Deringer LLP
100 Bishopsgate
London EC2P 2SR
United Kingdom
Attention:
Julian G. Long

Email:
julian.long@freshfields.com

or to such other address or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.
Section 11.02   Survival.   The representations, warranties, covenants and agreements contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the First Effective Time, except for the covenants and agreements set forth in Article II, Section 6.03(c), Section 7.04, Section 7.05 and this Article XI and any other covenant or agreement that by its terms is to be performed in whole or in part after the First Effective Time.
Section 11.03   Amendments and Waivers.
(a)   Any provision of this Agreement may be amended or waived prior to the First Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, that (i) after the Company Stockholder Approval or the Parent Shareholder Approval has been obtained, there shall be no amendment or waiver that would require the further approval of the stockholders of the Company or the shareholders of Parent under Applicable Law without such approval having first been obtained, (ii) Parent may not waive the condition set forth in Section 9.02(d)(i) and (iii) Section 9.02(d)(i) may not be amended.
(b)   No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.
(c)   Notwithstanding anything to the contrary contained herein, the second sentence of Section 10.03(i), this Section 11.03(c), Section 11.06(a) (other than clauses (i) and (ii) thereof), Section 11.07, Section 11.08(b) and Section 11.09 (and any other provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) (the “Financing Source Provisions”) may not be amended, modified, waived or terminated in a manner that is materially adverse to a Financing Related Party without the prior written consent of the affected Financing Sources.
Section 11.04   Expenses.   Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
Section 11.05   Disclosure Schedule References and SEC Document References.
(a)   The parties hereto agree that each section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, shall be deemed to qualify the corresponding section or subsection of this Agreement, irrespective of whether or not any particular section or subsection of this Agreement specifically refers to the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable. The parties hereto further agree that (other than with respect to any items disclosed in Section 4.15(a) of the Company Disclosure Schedule, for which an explicit reference in any other section shall be required in order to apply to such other section) disclosure of any item, matter or event in any particular section or subsection of either the Company Disclosure Schedule or the Parent

Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, to which the relevance of such disclosure would be reasonably apparent, notwithstanding the omission of a cross-reference to such other section or subsections.
(b)   The parties hereto agree that in no event shall any disclosure contained in any part of any Company SEC Document entitled “Risk Factors”, “Forward-Looking Statements”, “Cautionary Statement Regarding Forward-Looking Statements”, “Special Note Regarding Forward Looking Statements” or “Note Regarding Forward Looking Statements” or any other disclosures in any Company SEC Document that are cautionary, predictive or forward-looking in nature be deemed to be an exception to (or a disclosure for purposes of or otherwise qualify) any representations and warranties of any party contained in this Agreement.
Section 11.06   Binding Effect; Benefit; Assignment.
(a)   The provisions of this Agreement shall be binding upon and shall inure solely to the benefit of the parties hereto; other than: (i) only following the First Effective Time, each holder of shares of Company Common Stock or Company Equity Awards shall have the right, which shall be enforceable by each such holder, to receive, as applicable, (v) the Merger Consideration in respect of shares of Company Common Stock pursuant to Article II, (w) the Assumed Options in respect of Company Stock Options pursuant to Section 2.08(a), (x) the Cash Election Consideration or Assumed RSU Awards, as applicable, in respect of the Company RSU Awards pursuant to Section 2.08(b), (y) the Assumed PSU Awards in respect of the Company PSU Awards pursuant to Section 2.08(c) and/or (z) the Cash Election Consideration in respect of Company DSE Awards pursuant to Section 2.08(d), (ii) only following the First Effective Time, each D&O Indemnified Party shall have the right to enforce the provisions of Section 7.04, and (iii) each of the Financing Sources shall have the right to enforce the Financing Source Provisions.
(b)   No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto, except that BidCo may transfer or assign its rights and obligations under this Agreement, in whole, to Rentokil North America, Inc., a Pennsylvania corporation and wholly owned direct subsidiary of Parent (at the time of the Mergers), at any time; provided, that such transfer or assignment by Bidco shall not relieve BidCo of its obligations hereunder or otherwise alter or change any obligation of any other party hereto or delay the consummation of the Mergers or any of the other transactions contemplated hereby.
Section 11.07   Governing Law.   This Agreement, and all disputes, claims, actions, suits or proceedings based upon, arising out of or related to this Agreement or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules or principles that would result in the application of the law of any other state.
Section 11.08   Jurisdiction/Venue.
(a)   Each of the parties hereto irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably and unconditionally submits with regard to any such action or proceeding for itself and in respect of its property to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by Applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 11.01; provided, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Applicable Law.
(b)   Notwithstanding the foregoing, the Company (on behalf of itself and each of its Subsidiaries) agrees: (i) it will not bring or support any person in any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise (“Actions”), against any of the Financing Related Parties in any way arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to the Debt Financing or any Alternate Debt Financing, other than any state or federal court sitting in the State of New York in the Borough of Manhattan and any appellate court thereof, and submits for itself and its property with respect to any such legal proceeding to the exclusive jurisdiction of such court; (ii) all Actions (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Related Parties in any way relating to the Debt Financing or any Alternate Debt Financing, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; and (iii) to waive and hereby waives, to the fullest extent permitted by applicable law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such legal proceeding in any such court.
Section 11.09   WAIVER OF JURY TRIAL.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGERS OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING WITH RESPECT TO ANY FINANCING RELATED PARTIES). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.09.
Section 11.10   Counterparts; Effectiveness.   This Agreement may be signed in any number of counterparts, including by facsimile, by email with.pdf attachments, or by other electronic signatures (including, DocuSign and AdobeSign), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed and delivered (by electronic communication, facsimile or otherwise) by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect, and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).
Section 11.11   Entire Agreement.   This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter thereof.

Section 11.12   Severability.   If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 11.13   Specific Performance.   The parties’ rights in this Section 11.13 are an integral part of the transactions contemplated by this Agreement. The parties acknowledge and agree that irreparable harm would occur and that the parties would not have any adequate remedy at law (a) for any breach of any of the provisions of this Agreement or (b) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that (except where this Agreement is validly terminated in accordance with Section 10.01) the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages, and each party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties further agree that (x) by seeking the remedies provided for in this Section 11.13, a party shall not in any respect waive its right to any other form of relief that may be available to a party under this Agreement, including, subject to Section 10.03(i), monetary damages in the event that the remedies provided for in this Section 11.13 are not available or otherwise are not granted, and (y) nothing contained in this Section 11.13 shall require any party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 11.13 before exercising any termination right under Section 10.01 (and/or pursuing damages), nor shall the commencement of any action pursuant to this Section 11.13 or anything contained in this Section 11.13 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 10.01 or pursue any other remedies under this Agreement that may be available then or thereafter. In no event shall the Company or Parent be entitled to both (i) specific performance to cause the other party to consummate the Closing and (ii) the payment of any Parent Payment(s) or any Company Payment(s), as applicable.
[Remainder of page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.
RENTOKIL INITIAL PLC
By:
/s/ Andy Ransom

Name: Andy Ransom
Title: Director
RENTOKIL INITIAL US HOLDINGS, INC.
By:
/s/ Stuart Ingall-Tombs

Name: Stuart Ingall-Tombs
Title: President
LETO HOLDINGS I, INC.
By:
/s/ Stuart Ingall-Tombs

Name: Stuart Ingall-Tombs
Title: President
LETO HOLDINGS II, LLC
By:
RENTOKIL INITIAL US HOLDINGS, INC., its managing member

By:
/s/ Stuart Ingall-Tombs

Name: Stuart Ingall-Tombs
Title: President
TERMINIX GLOBAL HOLDINGS, INC.
By:
/s/ Brett T. Ponton

Name: Brett T. Ponton
Title: Chief Executive Officer
[Signature Page to Merger Agreement]

EXECUTION VERSION
AMENDMENT NO. 1 TO
THE AGREEMENT AND PLAN OF MERGER
This Amendment No. 1 to the Agreement and Plan of Merger (this “Amendment”) is entered into as of March 14, 2022, by and among Rentokil Initial plc, a public limited company incorporated under the laws of England and Wales (“Parent”), Rentokil Initial US Holdings, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Bidco”), Leto Holdings I, Inc., a Delaware corporation and a direct, wholly owned Subsidiary of Bidco (“Merger Sub I”), Leto Holdings II, LLC, a Delaware limited liability company and a direct, wholly owned Subsidiary of Bidco (“Merger Sub II”) and Terminix Global Holdings, Inc., a Delaware corporation (the “Company”), each of which is referend to herein as a “Party” and together the “Parties.” Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).
R E C I T A L S
WHEREAS, on December 13, 2021, the Parties entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, the Parties agreed that, (i) at the First Effective Time, Merger Sub I shall be merged with and into the Company (the “First Merger”), whereupon the separate existence of Merger Sub I shall cease and the Company shall be the surviving corporation (the “First Surviving Corporation”), such that immediately following the First Merger, the First Surviving Corporation shall be a wholly owned direct Subsidiary of Bidco and (ii) immediately following the First Merger, and as part of the same plan, at the Second Effective Time, the First Surviving Corporation shall be merged with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), whereupon the separate existence of the First Surviving Corporation shall cease and Merger Sub II shall be the surviving company (the “Surviving Company”), such that immediately following the Second Merger, the Surviving Company shall be a wholly owned direct Subsidiary of Bidco; and
WHEREAS, the Parties desire to amend the terms of the Merger Agreement as set forth herein in accordance with Section 11.03(a) of the Merger Agreement.
NOW THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Parties hereby agree as follows:
1.   Amendment to Section 10.01(b)(i).   Section 10.01(b)(i) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:
“(i)   the Mergers have not been consummated on or before December 31, 2022 (the “End Date”); provided, that if on the End Date, the conditions to the Closing set forth in Section 9.01(c) (if the injunction, other Order or Applicable Law relates to Antitrust Laws) or Section 9.01(h) shall not have been satisfied, but all other conditions to the Closing shall have been satisfied (or in the case of (x) conditions that by their terms are to be satisfied at the Closing, such conditions shall be reasonably capable of being satisfied on such date and (y) Section 9.02(d), definitive agreements providing for each Required Sale shall have been executed prior to such date and each Required Sale shall be reasonably capable of being consummated prior to March 13, 2023) or waived, then the End Date may be extended by either Parent or the Company to March 13, 2023 (and all references to the End Date herein shall be as so extended); provided, further, that the right to terminate this Agreement or to extend the End Date, as applicable, pursuant to this Section 10.01(b)(i) shall not be available to any party whose material breach of any provision of this Agreement has been the proximate cause of the failure of the Mergers to be consummated by such time;”
2.   Merger Agreement Remains in Effect.   Except as expressly amended by this Amendment, the Merger Agreement remains in full force and effect and nothing in this Amendment shall otherwise affect any other provision of the Merger Agreement or the rights and obligations of the Parties.
3.   References to the Merger Agreement.   After giving effect to this Amendment, each reference in the Merger Agreement to “this Agreement,” “hereof,” “hereunder” or words of like import referring to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment.

4.   Incorporation by Reference.   Sections 11.01 (Notices), 11.03 (Amendments and Waivers), 11.06 (Binding Effect; Benefit; Assignment), 11.07 (Governing Law), 11.08 (Jurisdiction/Venue), 11.09 (Waiver of Jury Trial), 11.10 (Counterparts; Effectiveness), 11.11 (Entire Agreement), 11.12 (Severability) and 11.13 (Specific Performance) of the Merger Agreement are incorporated herein by reference, mutatis mutandis.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.
RENTOKIL INITIAL PLC
By:
/s/ Andy Ransom

Name: Any Ransom
Title: Chief Executive
RENTOKIL INITIAL US HOLDINGS, INC.
By:
/s/ Stuart Ingall-Tombs

Name: Stuart Ingall-Tombs
Title: President
LETO HOLDINGS I, INC.
By:
/s/ Stuart Ingall-Tombs

Name: Stuart Ingall-Tombs
Title: President
LETO HOLDINGS II, LLC
By:
RENTOKIL INITIAL US HOLDINGS, INC., its managing member

By:
/s/ Stuart Ingall-Tombs

Name: Stuart Ingall-Tombs
Title: President
TERMINIX GLOBAL HOLDINGS, INC.
By:
/s/ Brett T. Ponton

Name: Brett T. Ponton
Title: Chief Executive Officer
[Signature Page to Amendment No. 1 to Merger Agreement]

Annex B
December 13, 2021
The Board of Directors
Terminix Global Holdings, Inc.
150 Peabody Place
Memphis, Tennessee 38103
Dear Members of the Board:
We understand that Terminix Global Holdings, Inc., a Delaware corporation (the “Company”), Rentokil Initial plc, a public limited company incorporated under the laws of England and Wales (“Parent”), Rentokil Initial US Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Bidco”), Leto Holdings I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Bidco (“Merger Sub I”), Leto Holdings II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Bidco, propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Parent will acquire the Company (the “Transaction”). Pursuant to the Agreement, Merger Sub I will be merged with and into the Company (the “First Merger”) and each outstanding share of the common stock, par value $0.01 per share, of the Company (“Company Common Stock”), other than Excluded Shares (as defined in the Agreement) (such holders, in their capacity as holders of such shares, collectively, “Excluded Holders”), will be converted into the right to receive, at the option of the holder of Company Common Stock and subject to certain limitations and proration procedures set forth in the Agreement (as to which we express no opinion), (x) a number of American depositary shares of Parent (“Parent ADS”) representing a beneficial interest in five ordinary shares (“Parent Ordinary Shares”), par value £0.01 per share, of Parent equal to (A) 1.0619 (the “Exchange Ratio”) plus (B) the quotient (rounded to four decimal places) of $11.00 (the “Per Share Cash Amount”) and the Parent ADS Price (as defined in the Agreement) (the “Stock Election Consideration”) or (y) in cash, without interest, in an amount equal to the sum of (A) the Per Share Cash Amount plus (B) the product of the Exchange Ratio and the Parent ADS Price (the “Cash Election Consideration” and together with the Stock Election Consideration, the “Consideration”). Immediately following the First Merger, the surviving corporation of the First Merger shall be merged with and into Merger Sub II with Merger Sub II as the surviving company as a wholly owned direct subsidiary of Bidco. The terms and conditions of the Transaction are more fully set forth in the Agreement.
You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Company Common Stock (other than Excluded Holders) of the Consideration to be paid to such holders in the Transaction.
In connection with this opinion, we have:
(i)
Reviewed the financial terms and conditions of a draft, dated December 13, 2021 of the Agreement;

(ii)
Reviewed certain publicly available historical business and financial information relating to the Company and Parent;

(iii)
Reviewed various financial forecasts and other data provided to us by the Company relating to the business of the Company, publicly available financial forecasts and other data relating to the business of Parent and extrapolations thereto based on publicly available guidance from Parent (the “Parent Public Forecasts”) and the projected synergies and other benefits, including the amount and timing thereof, anticipated by the managements of the Company to be realized from the Transaction;

(iv)
Held discussions with (x) members of the senior management of the Company with respect to the businesses and prospects of the Company and Parent and the projected synergies and other benefits anticipated by the management of the Company to be realized from the Transaction and (y) representatives of Parent with respect to the business and prospects of Parent;

(v)
Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of the Company and Parent, respectively;

(vi)
Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vii)
Reviewed historical stock prices and trading volumes of Company Common Stock and Parent Ordinary Shares;

(viii)
Reviewed the potential pro forma financial impact of the Transaction on Parent based on the financial forecasts referred to above relating to the Company and Parent; and

(ix)
Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Parent or concerning the solvency or fair value of the Company or Parent, and we have not been furnished with any such valuation or appraisal. As you are aware, we have not been provided with, and did not have access to, financial forecasts relating to Parent prepared by the management of Parent. Accordingly, we have been advised by the Company and have assumed, with the consent of the Company, that the Parent Public Forecasts are a reasonable basis upon which to evaluate the future financial performance of Parent and, at the direction of the Company, we have relied on the Parent Public Forecasts for purposes of our financial analyses in connection with this opinion. With respect to the financial forecasts utilized in our analyses, including those related to projected synergies and other benefits anticipated by the managements of the Company to be realized from the Transaction, we have assumed, with the consent of the Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company and Parent, respectively, and to such synergies and other benefits. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based, including with respect to the potential effects of the COVID-19 pandemic on such forecasts or assumptions.
Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We further note that volatility and disruption in the credit and financial markets relating to, among others, the COVID-19 pandemic, may or may not have an effect on the Company and Parent and we are not expressing an opinion as to the effects of such volatility or such disruption on the Company or Parent. We do not express any opinion as to the prices at which shares of Company Common Stock, Parent ADSs or Parent Ordinary Shares may trade at any time subsequent to the announcement of the Transaction. In connection with our engagement, we were authorized to solicit indications of interest regarding a potential transaction with the Company from a limited number of third parties. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transaction.
In rendering our opinion, we have assumed, with the consent of the Company, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of the Company have advised us, and we have assumed, that the Agreement, when executed, will conform to the drafts reviewed by us in all material respects. We also have assumed, with the consent of the Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on the Company, Parent or the Transaction. We further have assumed, with the consent of the Company, that the Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.
Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to the Company in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. We in the past have provided certain investment banking services to the Company, for which we have received compensation, including, during the past two years, having advised the Company in the sale of ServiceMaster Brands. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of the Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Parent and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.
Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of the Company (in its capacity as such) and our opinion is rendered to the Board of Directors of the Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.
Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Company Common Stock (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.
Very truly yours,
LAZARD FRERES & CO. LLC
By
/s/ Mohit Kohli

Mohit Kohli
Managing Director, Head of Industrials – North America

Annex C
Section 262 of the Delaware General Corporation Law
Section 262 of the General Corporation Law of the State of Delaware
SECTION 262 APPRAISAL RIGHTS.
(a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1)
Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)
[Repealed]

(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)   Appraisal rights shall be perfected as follows:
(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that is entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251 (h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251 (h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)   Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)   The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex D
COMPANY NO. 05393279
COMPANIES ACT 2006

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION
of
Rentokil Initial plc
(Adopted by special resolution passed on 9 May 2018)

D-i

COMPANY NO. 05393279
COMPANIES ACT 2006

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION
of
Rentokil Initial Plc
(Adopted by special resolution passed on 9 May 2018)

PRELIMINARY
TABLE A	1. The regulations in Table A as in force at the date of the incorporation of the Company shall not apply of the Company.
Definitions
2.   In these Articles, except where the subject or context otherwise requires:
Act means the Companies Act 2006 including any modification or re-enactment of it for the time being in force;
Articles means these articles of association as altered from time to time by special resolution;
auditors means the auditors of the Company;
the board means the directors or any of them acting as the board of directors of the Company;
certificated share means a share in the capital of the Company that is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly;
clear days in relation to the sending of a notice means the period excluding the day on which a notice is given or deemed to be given and the day for which it is given or on which it is to take effect;
director means a director of the Company;
dividend means dividend or bonus;
entitled by transmission mean, in relation to a share in the capital of the Company, entitled as a consequence of the death or bankruptcy of the holder or otherwise by operation of law;
holder in relation to a share in the capital of the Company means the member whose name is entered in the register as the holder of that share;
member means a member of the company;
office means the registered office of the Company;
paid means paid or credited as paid;
recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 778 of the Act;
register means either or both of the issuer register of members and the Operator register of members of the Company;

Regulations means the Uncertificated Securities Regulations 2001 including any modification or re-enactment of them for the time being in force;
seal means the common seal of the Company and includes any official seal kept by the company by virtue of section 49 or 50 of the Act;
secretary means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;
uncertificated share means (subject to Regulation 42(11)(a) of the Regulations) a share in the capital of the Company title to which is recorded on the Operator register of members of the Company and which may, by virtue of the Regulations, be transferred by means of a relevant system and references in these Articles to a share being held in uncertificated form shall be construed accordingly; and
United Kingdom means Great Britain and Northern Ireland.

Construction
3.   Where, in relation to a share, these Articles refer to a relevant system, the reference is to the relevant system in which that share is a participating security at the relevant time.
References to a document or information being sent, supplied or given to or by a person mean such document or information, or a copy of such document or information being sent, supplied, given delivered, issued or made available to or by, or served on or by, or deposited with or by that person by any method authorised by these Articles, and sending, supplying and giving shall be construed accordingly.
References to writing mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether in electronic form or otherwise, and written shall be construed accordingly.
Nothing in these Articles shall preclude the holding and conducting of a meeting in such a way that persons who are not present together at the same place may by electronic means attend and speak and vote at it.
References to a person’s participation in the business of any general meeting include without limitation and as relevant the right (including, in the case of a corporation through a duly appointed representative) to speak, vote, be represented by a proxy and have access in hard copy or electronic form to all documents which are required by the Companies Acts or these Articles to be made available at the meeting and participate and participating shall be construed accordingly.
References to electronic facility mean a device, system, procedure, method or facility providing an electronic means of attendance at or participation in (or both attendance at and participation in) a general meeting determined by the board pursuant to Article 60.
References to a meeting mean a meeting convened and held in any manner permitted by these Articles, including without limitation a general meeting of the Company at which some or all persons entitled to be present attend and participate by means of electronic facility or facilities, and such persons shall be deemed to be present at that meeting for all proposes of the Act and these Articles and attend and participate, attending and participating shall be construed accordingly.
Words denoting the singular number include the plural number and vice versa; words denoting the masculine gender include the feminine gender; and words denoting persons include corporations.
Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Act have the same meaning as in the Act (but excluding any modification of the Act not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.
Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Regulations have the same meaning as in the Regulation (but excluding any modification of the Regulations not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.
Subject to the preceding two paragraphs, references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.
Headings and marginal notes are inserted for convenience only and do not affect the construction of these Articles.
In these Articles (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them; (b) the word board in the context of the exercise of any power contained in these Articles included any committee consisting of one or more directors, any director, any other officer of the Company and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall no exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

SHARE CAPITAL
Limited liability and share capital	4. The liability of the members is limited to the amount, if any, unpaid on the shares respectively held by them.
Shares with special rights	5. Subject to the provisions of the companies Acts and without to prejudice to any rights attached to any existing shares or class of hares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine.
Uncertificated shares	6. Subject to the provisions of the Regulations, the board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.
Not separate class of shares
7.   Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class:
(a)
is held in uncertificated form; or

(b)
is permitted in accordance with the Regulations to become a participating security.

Exercise of Company’s entitlement in respect of uncertificated share
8.   Where any class shares is a Participating security and the Company is entitled under any provision of the Companies Acts the Regulations or these Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Acts, the Regulations, these Articles and the facilities and requirements of the relevant system:
(a)
to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;
(b)
to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c)
to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice;

(d)
to require the Operate to convert that uncertificated share into certificated form in accordance with Regulation 32(2)(c) of Regulations; and

(e)
to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

Section 551 authority	9. The board has general and unconditional authority to exercise all the powers of Company to allot shares in the Company or to grant rights to subscribe for or to Convert any security into shares in the Company up to an aggregate nominal amount equal to the section 551 amount, for each prescribed period.
Section 561 disapplication
10.   The board is empowered for each prescribed period to allot equity securities for authority conferred by Article 9 as if section 561 of the Act did not apply to any such allotment, provided that its power shall be limited to:
(a)
the allotment of equity securities in connection with a pre-emptive issue; and

(b)
the allotment (otherwise than pursuant to Article 10(a)) of equity securities up to an aggregate nominal amount equal to the section 561 amount.

Allotment after expiry	11. Before the expiry of a prescribed period the Company may make an offer or agreement which would or might require shares to be allotted or rights to subscribe for or convert any security into shares to be granted after such expiry. The board may allot shares or grant rights to subscribe for or convert any security into shares, in pursuance of that offer or agreement as if the prescribed period during which that offer or agreement was made had not expired.
Definitions
12.   In this Article and Articles 9, 10 and 11:
prescribed period means any period for which the authority conferred by Article 9 is given by ordinary or special resolution stating the section 551 amount and/or the power conferred by Article 10 is given by special resolution stating the section 561 amount;
pre-emptive issue means an offer of equity securities to ordinary shareholders or an invitation to ordinary shareholders to apply to subscribe for equity securities and, if in accordance with their rights the board so determines, holders of other equity securities of any class (whether by way of rights issue, open offer or otherwise) where the equity securities respectively attributable to the interests of ordinary shareholders or holders of other equity securities, if applicable are proportionate (as nearly as practicable) to the respective numbers of ordinary shares or other equity securities, as the case may be held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any territory or the requirements of any regulatory body or stock exchange;
section 551 amount means, for any prescribed period, the amount stated in the relevant ordinary or special resolution; and

section 561 amount means, for any prescribed period, the amount stated in the relevant special resolution.
Section 561 disapplication for the sale of treasury shares
13.   Article 10 applies in relation to a sale of shares which is an allotment by virtue of section 560(3) of the Act as if in Article 10 the words “pursuant to the authority conferred by Article 9” were omitted.

Residual allotment powers
14.   Subject to the provisions of the Companies Acts relating to authority, pre-emption powers rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 15:
(a)
all unissued shares for the time being in the capital of the Company shall be at the of the board; and

(b)
the board may reclassify allot (with or without conferring a right of renunciation) grant options over, or otherwise dispose of them to such terms persons on such terms and conditions and at such times as it thinks fit.

Redeemable shares	15. Subject to provisions of Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder.
16. The board may determine the terms, conditions and manner of redemption of shares provided that it does so before the shares are allotted.
Commissions	17. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.
Trusts not recognised	18. Except as required by law, the Company shall recognise no person as holding any share on any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise any interest in any share (or in any fractional part of a share) except the holder’s absolute right to the entirety of the share (or fractional part of the share).
VARIATION OF RIGHTS
Method of varying rights
19.   Subject to provisions of the Companies Acts, if at any time capital of the Company is divided into different classes of shares the rights attached to any class may (unless otherwise prowled by the terms of allotment of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either:
(a)
with the written consent of the holders of three-quarters in nominal value of the issued shares of the class excluding any shares of that class held as treasury shares), which consent shall be in hard copy form or in electronic form sent to such address (if any) for the time being specified by or on behalf of the Company for that purpose, or in default of such specification to the office, and may consist of several documents, each executed or authenticated in such manner as the board may approve by or on behalf of one or more holders, or a combination of both; or

(b)
with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class,

but not otherwise.
when rights deemed to be varied
20.   For the purposes of Article 19, if at any time the capital of the Company is divided into different classes of shares, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed to be varied by:
(a)
the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares; and

(b)
the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares, but shall not be deemed to be varied by:
(c)
the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares or by the purchase or redemption by the Company of its own shares; or

(d)
the Company permitting, in accordance with the Regulations, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

SHARE CERTIFICATES
Members’ rights to certificates
21.   Every member, on becoming the holder of any certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him (and, on transferring a part of his holding of certificated shares of any class, to a certificate for the balance of his holding of certificated shares). He may elect to receive one or more additional certificates for any of his certificated shares if he pays for every certificate after the first a reasonable sum determined from time to time by the board. Every certificate shall:
(a)
be executed under the seal or otherwise in accordance with Article 172 or in such other manner as the board may approve; and

(b)
specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

The Company shall not be bound to issue more than one certificate for certificated share held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate.

Replacement certificates	22. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.
LIEN
Company to have lien on shares	23. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The board may at any time (generally or in a particular case) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a share shall extend to any amount (including without limitation dividends) payable in respect of it.
Enforcement of lien by sale	24. The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold.
Giving effect to sale	25. To give effect to that sale the board may, if the share is a certificated share, authorise any person to execute an instrument of transfer in respect of the share sold to, or in accordance with the directions of, the buyer. If the share is an uncertificated share, the board may exercise any of the Company’s powers under Article 8 to effect the sale of the share to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale.
Application of proceeds	26. The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable. Any residue shall (if the share sold is a certificated share, on surrender to the Company for cancellation of the certificate in respect of the share sold and, whether the share sold is a certificated or uncertificated share, subject to a like lien for any moneys not presently payable as existed on the share before the sale) be paid to the person entitled to the share at the date of the sale.
CALLS ON SHARES
Power to make calls	27. Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made) pay to the Company the amount called on his shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for calls made on him even if the shares in respect of which the call was made are subsequently transferred.
Time when call made	28. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.
Liability of joint holders	29. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.
Interest payable	30. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. Interest shall be paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, the rate determined by the board, not exceeding 15 per cent. per annum, or, if higher, the appropriate rate (as defined in the Act), but the board may in respect of any individual member waive payment of such interest wholly or in part.
Deemed calls	31. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.
Differentiation on calls	32. Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares.
Payment of calls in advance	33. The board may, if it thinks fit, receive from any member all or any part of the moneys uncalled and unpaid on any share held by him. Such payment in advance of calls shall extinguish the liability on the share in respect of which it is made to the extent of the payment. The Company may pay on all or any of the moneys so advanced (until they would but for such advance become presently payable) interest at such rate agreed between the board and the member not exceeding (unless the Company by ordinary resolution otherwise directs) 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act).
FORFEITURE AND SURRENDER
Notice requiring payment of cell	34. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give to the person from whom it is due not less than 14 clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.
Forfeiture for non-compliance	35. If that notice is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be sent to the person who was the holder of the share before the forfeiture. Where the forfeited share is held in certificated form, an entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries.
Sale of forfeited shares	36. Subject to the provisions of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was the holder before the forfeiture or to any other person. At any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where for the purposes of its disposal a forfeited share held in certificated form is to be transferred to any person, the board may authorise any person to execute an instrument of transfer of the share to that person. Where for the purposes of its disposal a forfeited share held in uncertificated form is to be transferred to any person, the board may exercise any of the Company’s powers under Article 8. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.
Liability following forfeiture	37. A person shall cease to be a member in respect of any share which has been forfeited and shall, if the share is a certificated share, surrender the certificate for any forfeited share to the Company for cancellation. The person shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of that share with interest on that amount at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act), from the date of forfeiture until payment. The board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.
Surrender	38. The board may accept the surrender of any share which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.
Extinction of rights	39. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Companies Acts.
Evidence of forfeiture or surrender	40. A statutory declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject if necessary to the execution of an instrument of transfer or transfer by means of the relevant system, as the case may be) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, and his title to the share shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.
TRANSFER OF SHARES
Form and execution of transfer of certificated share	41. Without prejudice to any power of the Company to register as shareholder a person to whom the right to any share has been transmitted by operation of law, the instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.
Transfers of partly paid certificated shares
42.   The board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis.

Invalid transfers of certificated shares
43.   The board may also refuse to register the transfer of a certificated share unless the instrument of transfer:
(a)
is lodged, duly stamped (if stampable), at the office or at another place appointed by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b)
is in respect of only one class of shares; and

(c)
is in favour of not more than four transferees.

Transfers by recognised persons
44.   In the case of a transfer of a certificated share by a recognised person, the lodging of a share certificate will only be necessary if and to the extent that a certificate has been issued in respect of the share in question.

Notice of refusal to register	45. If the board refuses to register a transfer of a share in certificated form, it shall send the transferee notice of its refusal within two months after the date on which the instrument of transfer was lodged with the Company.
No fee payable on registration	46. No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share.
Retention of transfers	47. The Company shall be entitled to retain an instrument of transfer which is registered, but an instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is sent.
TRANSMISSION OF SHARES
Transmission	48. If a member dies, the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest. Nothing in these Articles shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.
Elections permitted	49. A person becoming entitled by transmission to a share may, on production of any evidence as to his entitlement properly required by the board, elect either to become the holder of the share or to have another person nominated by him registered as the transferee. If he elects to become the holder he shall send notice to the Company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including without limitation the execution of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares apply to that notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.
Elections required	50. The board may at any time send a notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the board may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.
Rights of persons entitled by transmission	51. A person becoming entitled by transmission to a share shall, on production of any evidence as to his entitlement properly required by the board and subject to the requirements of Article 49, have the same rights in relation to the share as he would have had if he were the holder of the share, subject to Article 182. That person may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or to receive notice of, or to attend or vote at, any separate meeting of the holders of any class of shares in the capital of the Company.

ALTERATION OF SHARE CAPITAL
New shares subject to these Articles
52.   All shares created by increase of the Company’s share capital, by consolidation, division, or sub-division of its share capital or the conversion of stock into paid-up shares shall be:
(a)
subject to all the provisions of these Articles, including without limitation provisions relating to payment of calls, lien, forfeiture, transfer and transmission; and

(b)
unclassified, unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares.

Fractions arising	53. Whenever any fractions arise as a result of a consolidation or sub-division of shares, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the board may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members. Where the shares to be sold are held in certificated form the board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer. Where the shares to be sold are held in uncertificated form, the board may do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale.
GENERAL MEETINGS
Annual general meetings	54. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.
Class meetings
55.   All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:
(a)
the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his holding, who shall be deemed to constitute a meeting;

(b)
any holder of shares of the class present in person or by proxy may demand a poll; and

(c)
each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

For the purposes of this Article, where a person is present by proxy or proxies, he is treated only as holding the shares in respect of which those proxies are authorised to exercise voting rights.

Convening general meetings	56. The board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of the Companies Acts, the board shall promptly convene a general meeting in accordance with the requirements of the Companies Acts. If there are insufficient directors in the United Kingdom to call a general meeting any director of the Company may call a general meeting, but where no director is willing or able to do so, any two members of the Company may summon a meeting for the purpose of appointing one or more directors.
57. The board shall determine in relation to each general meeting the means of attendance at and participation in the meeting, including whether the persons entitled to attend and participate in the general meeting shall be enabled to do so by, in addition to simultaneous attendance and participation at a physical place (or places, by way of satellite meetings in accordance with Article 63) anywhere in the world determined by it, by means of electronic facility or facilities determined by it in accordance with Article 63.
NOTICE OF GENERAL MEETINGS
Period of notice	58. An annual general meeting shall be called by at least 21 clear days’ notice. Subject to the provisions of the Companies Acts, all other general meetings may be called by at least 14 clear days’ notice.
Recipients of notice	59. Subject to the provisions of the Companies Acts, to the provisions of these Articles and to any restrictions imposed on any shares, the notice shall be sent to every member and every director. The auditors are entitled to receive all notices of, and other communications relating to, any general meeting which any member is entitled to receive.
Contents of notice: general	60. Subject to the provisions of the Companies Acts, the notice shall specify the time, date and place of the meeting, means, or all different means, of attendance and participation (including, without limitation, any satellite meeting places arranged for the purposes of Article 63, which shall be identified as such in the notice and any electronic facilities the board has determined be used to enable attendance and participation in the meeting in accordance with Article 63), any access, identification and security arrangements determined in accordance with Article 71 and the general nature of the business to be dealt with.
Contents of notice: additional requirements
61.   In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special resolution, the notice shall specify the intention to propose the resolution as a special resolution.

Article 65 arrangements	62. The notice shall specify any arrangements made for the purpose of Article 65 (making clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates).
General meetings at more than one place and/or by means of electronic facilities
63.   The board (or the chairman of the meeting in the case of an adjourned meeting) shall determine the means, or all different means, of attendance and participation used in relation to a general meeting and may resolve to enable persons entitled to attend and participate in a general meeting (or an adjourned general meeting, as the case may be) to do so by simultaneous attendance and participation:
(a)
at one or more satellite meeting places anywhere in the world; and/or

(b)
by means of electronic facility or facilities.

The members present in person or by proxy at satellite meeting places or by means of electronic facility or facilities shall be counted in the quorum for, and entitled to vote at, the general meeting in question. That meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that the facilities provided by or on behalf of the Company are available throughout the general meeting to ensure that members attending at all the meeting places and by means of electronic facility or facilities are able to:

(c)
participate in the business for which the meeting has been convened;

(d)
hear all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) at the meeting; and

(e)
be heard by all other persons present at the meeting.

The inability of any member present in person or by proxy at such a satellite meeting or by means of such electronic facility to participate in the business for which the meeting has been convened, hear all persons who speak at the meeting or be heard by all other persons present at the meeting on account of a breakdown in electronic facilities shall not in any way affect the validity of the proceedings of the meeting. The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

Interruption or adjournment where facilities inadequate	64. If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place or any electronic facility have become inadequate for the purposes referred to in Article 63, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of that adjournment shall be valid. The provisions of Article 77 shall apply to that adjournment.
Other arrangements for viewing and hearing proceedings	65. The board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.
Controlling level of attendance	66. The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 65 (including without limitation the issue of tickets or the imposition of some other means of selection) it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 65. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.
Change in place and/or time of meeting	67. If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides that it is impracticable or unreasonable, for a reason beyond its control, to hold the meeting at the declared place (or any of the declared places, in the case of a meeting in relation to which the board has resolved to enable participation and attendance by way of satellite meetings in accordance with Article 63) and/or by means of a declared electronic facility, and/or at the declared time, it may change the place (or any of the places, in the case of a meeting in relation to which the board has resolved to enable participation and attendance by way of satellite meetings in accordance with Article 63) and/or electronic facility, and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change again the place (or any of the places, in the case of a meeting in relation to which the board has resolved to enable participation and attendance by way of satellite meetings in accordance with Article 63) and/or electronic facility and/or postpone the time if it decides that it is reasonable to do so. In any case:
(a)
no new notice of the meeting need be sent, but the board shall, if practicable, advertise the date and time of the meeting, and the means of attendance and participation (including the place (or any of the places, in the case of a meeting in relation to which the board has resolved to enable participation and attendance by way of satellite meetings in accordance with Article 63) and/or any electronic facility) for the meeting, in at least two newspapers having a national circulation and shall make arrangements for notices of the change of place or places and/or electronic facility or facilities and/or postponement to appear at the original place or places and/or on the original electronic facility or facilities, in each case at the original time; and

(b)
a proxy appointment in relation to the meeting may, if by means of a document in hard copy form, be delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 103(a) or, if in electronic form, be received at the address (if any) specified by or on behalf of the Company in accordance with Article 103(b), at any time not less than 48 hours before the postponed time appointed for holding the meeting provided that the board may specify, in any case, that in calculating the period of 48 hours, no account shall be taken of any part of a day that is not a working day.

Meaning of participate	68. For the purposes of Articles 63, 64, 65, 66 and 67 the right of a member to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Acts or these Articles to be made available at the meeting.
Accidental omission to send notice etc.	69. The accidental omission to send a notice of a meeting or resolution, or to send any notification where required by the Companies Acts or these Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by the Companies Acts or these Articles, to any person entitled to receive it, or the non-receipt for any reason of any such notice, resolution or notification or form of proxy by that person, whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.
Security at physical meetings	70. The board (and, at any general meeting, the chairman) may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting held at a physical place including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The board and, at any general meeting, the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.
Security at electronic meetings
71.   If a general meeting is held partly by means of electronic facility or facilities, the board (and, at a general meeting, the chairman) may make any arrangement and impose any requirement or restriction that is:
(a)
necessary to ensure the identification of those taking part and the security of the electronic communication; and

(b)
proportionate to the achievement of those objectives.

PROCEEDINGS AT GENERAL MEETINGS
Quorum
72.   No business shall be dealt with at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, two qualifying persons present at a meeting and entitled to vote on the business to be dealt with are a quorum, unless.
(a)
each is a qualifying person only because he is authorised under the Companies Acts to act as a representative of a corporation in relation to the meeting, and they are representatives of the same corporation; or

(b)
each is a qualifying person only because he is appointed as proxy of a member in relation to the meeting, and they are proxies of the same member.

For the purposes of this Article a “qualifying person” means (i) an individual who is a member of the Company, (ii) a person authorised under the Companies Acts to act as a representative of the corporation in relation to the meeting, or (iii) a person appointed as proxy of a member in relation to the meeting.

If quorum not present	73. If such a quorum is not present within five minutes (or such longer time not exceeding 30 minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and with such means of attendance and participation (including at such place and/or by means of such electronic facility)as the chairman of the meeting may, subject to the provisions of the Companies Acts, determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting.
Chairman	74. The chairman, if any, of the board or, in his absence from the principal place of meeting, any deputy chairman of the Company or, in his absence from the principal place of meeting, some other director nominated by the board, shall preside as chairman of the meeting. If neither the chairman, deputy chairman nor such other director (if any) is present at the principal place of meeting within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present at the principal place of meeting shall elect one of their number to be chairman. If there is only one director present at the principal place of meeting and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present at the principal place of meeting within five minutes after the time appointed for holding the meeting, the members at the principal place of meeting present in person or by proxy and entitled to vote shall choose a member present at the principal place of meeting in person to be chairman.
Directors entitled to speak	75. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company.
Adjournment: chairman’s powers	76. The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place. In addition (and without prejudice to the chairman’s power to adjourn a meeting conferred by Article 64), the chairman may adjourn the meeting to another time and place without such consent if it appears to him that it would facilitate the conduct of the business of the meeting to do so.
Adjournment: procedures	77. Any such adjournment may, subject to the provisions of the Companies Acts, be for such time and place and with such other means of attendance and participation

(including at such place and/or by means of such electronic facility) as the chairman may, in his absolute discretion determine, notwithstanding that by reason of such adjournment some members may be unable to attend or participate in the adjourned meeting. The discretion of the chairman shall include the discretion as to whether to make arrangements for a satellite meeting place in respect of the adjourned meeting and whether the meeting place of the adjourned meeting should be in a different country from the original principal meeting place. Any member unable to be present at the adjourned meeting may nevertheless appoint a proxy for the adjourned meeting either in accordance with Article 103 or by means of a document in hard copy form which, if delivered at the meeting which is adjourned to the chairman or the secretary or any director, shall be valid even though it is given at less notice than would otherwise be required by Article 103. When a meeting is adjourned for 30 days or more or for an indefinite period, notice shall be sent at least seven clear days before the date of the adjourned meeting specifying the time of, place, and means, or all different means, of attendance and participation (including any satellite meeting place and/or electronic facility) for the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to send any notice of an adjournment or of the business to be dealt with at an adjourned meeting. No business shall be dealt with at an adjourned meeting other than business which might properly have been dealt with at the meeting had the adjournment not taken place.
Amendments to resolutions
78.   If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. No amendment to a resolution duly proposed as a special resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error). No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either:
(a)
at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered (which, if the board so specifies, shall be calculated taking no account of any part of a day that is not a working day), notice of the terms of the amendment and the intention to move it has been delivered in hard copy form to the office or to such other place as may be specified by or on behalf of the Company for that purpose, or received in electronic form at such address (if any) for the time being specified by or on behalf of the Company for that purpose, or

(b)
the chairman in his absolute discretion decides that the amendment may be considered and voted on.

Methods of voting
79.   A resolution put to the vote at a general meeting held partly by means of electronic facility or facilities shall, unless the chairman of the meeting determines that it shall (subject to the remainder of this Article) be decided on a show of hands, be decided on a poll. Subject thereto, a resolution put to the vote at a general meeting shall be decided on a show of hands unless before, or on the declaration of the result of, a vote on the show of hands, or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by:
(a)
the chairman of the meeting; or

(b)
(except on the election of the chairman of the meeting or on a question of adjournment) at least five members present in person or by proxy having the right to vote on the resolution; or

(c)
any member or members present in person or by proxy representing not less than

10 per cent. of the total voting rights of all the members having the right to vote on the resolution (excluding any voting rights attached to any shares held as treasury shares); or
(d)
any member or members present in person or by proxy holding shares conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than 10 per cent. of the total sum paid up on all the shares conferring that right (excluding any shares conferring a right to vote on the resolution which are held as treasury shares).

The appointment of a proxy to vote on a matter at a meeting authorises the proxy to demand, or join in demanding, a poll on that matter. In applying the provisions of this Article, a demand by a proxy counts (i) for the purposes of paragraph (b) of this Article, as a demand by the member, (ii) for the purposes of paragraph (c) of this Article, as a demand by a member representing the voting rights that the proxy is authorised to exercise, and (iii) for the purposes of paragraph (d) of this Article, as a demand by a member holding the shares to which those rights are attached.

Declaration of result	80. Unless a poll is duly demanded (and the demand is not withdrawn before the poll is taken) a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.
Withdrawal of demand for poll	81. The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.
Conduct of poll	82. Subject to Article 83, a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.
When poll to be taken	83. A poll demanded on the election of a chairman or on a question of adjournment shall be taken at the meeting at which it is demanded. A poll demanded on any other question shall be taken either at the meeting or at such time, place and by such means of attendance and participation (including at such place and/or by means of such electronic facility) as the chairman directs, not being more than 30 days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.
Notice of poll	84. No notice need be sent of a poll not taken at the meeting at which it is demanded if the time and place at and means by which it is to be taken are announced at the meeting. In any other case notice shall be sent at least seven clear days before the taking of the poll specifying the time and place at and means by which the poll is to be taken.
Effectiveness of special resolutions	85. Where for any purpose an ordinary resolution of the Company is required, a special resolution shall also be effective.
VOTES OF MEMBERS
Right to vote	86. Subject to any rights or restrictions attached to any shares: (a) on a show of hands every member who is present in person shall have one vote and every proxy present who has been duly appointed by a member entitled to vote on the resolution has one vote; and
(b)
on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

Votes of joint holders	87. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.
Member under incapacity	88. A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised for that purpose appointed by that court or official. That receiver, curator bonis or other person may, on a show of hands or on a poll, vote by proxy. The right to vote shall be exercisable only if evidence satisfactory to the board of the authority of the person claiming to exercise the right to vote has been delivered to the office, or another place specified in accordance with these Articles for the delivery of proxy appointments, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised provided that the Company may specify, in any case, that in calculating the period of 48 hours, no account shall be taken of any part of a day that is not a working day.
Calls in arrears	89. No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either personally or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.
Section 793 of the Act: restrictions if in default
90.   If at any time the board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 793 of the Act (a section 793 notice) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may, in its absolute discretion at any time thereafter by notice (a direction notice) to such member direct that:
(a)
in respect of the shares in relation to which the default occurred (the default shares, which expression includes any shares issued after the date of the section 793 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

(b)
where the default shares represent at least 1∕4 of one per cent. in nominal value of the issued shares of their class (excluding any shares of that class held as treasury shares), the direction notice may additionally direct that in respect of the default shares:

(i)
no payment shall be made by way of dividend and no share shall be allotted pursuant to Article 180;

(ii)
no transfer of any default share shall be registered unless:

(A)
the member is not himself in default as regards supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or
(B)
the transfer is an approved transfer; or

(C)
registration of the transfer is required by the Regulations.

Copy of notice to interested persons
91.   The Company shall send the direction notice to each other person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice.

When restrictions cease to have effect
92.   Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of:
(a)
a notice of an approved transfer, but only in relation to the shares transferred; or

(b)
all the information required by the relevant section 793 notice, in a form satisfactory to the board.

Board may cancel restrictions	93. The board may at any time send a notice cancelling a direction notice.
Conversion of uncertificated shares	94. The Company may exercise any of its powers under Article 8 in respect of any default share that is held in uncertificated form.
Supplementary provisions
95.   For the purposes of this Article and Articles 90, 91, 92, 93 and 94:
(a)
a person shall be treated as appearing to be interested in any shares if the member holding such shares has sent to the Company a notification under section 793 of the Act which either (i) names such person as being so interested or (ii) fails to establish the identities of all those interested in the shares, and (after taking into account the said notification and any other relevant section 793 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b)
the prescribed period is 14 days from the date of service of the section 793 notice; and

(c)
a transfer of shares is an approved transfer if:

(i)
it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of section 974 of the Act); or

(ii)
the board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other person appearing to be interested in the shares; or

(iii)
the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services and Markets Act 2000 or any other stock exchange outside the United Kingdom on which the Company’s shares are normally traded.

Section 794 of the Act	96. Nothing contained in Articles 90, 91, 92, 93, 94 or 95 limits the power of the Company under section 794 of the Act.

Errors in voting	97. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.
Objection to voting	98. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.
Voting: additional provisions	99. On a poll, a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.
PROXIES AND CORPORATE REPRESENTATIVES
Appointment of proxy: form
100.   The appointment of a proxy shall be made in writing and shall be in any usual form or in any other form which the board may approve. Subject thereto, the appointment of a proxy may be:
(a)
in hard copy form; or

(b)
in electronic form, if the Company agrees.

Execution of proxy	101. The appointment of a proxy, whether made in hard copy form or in electronic form, shall be executed in such manner as may be approved by or on behalf of the Company from time to time. Subject thereto, the appointment of a proxy shall be executed by the appointor or any person duly authorised by the appointor or, if the appointor is a corporation, executed by a duly authorised person or under its common seal or in any other manner authorised by its constitution.
Proxies: other provisions	102. The board may, if it thinks fit, but subject to the provisions of the Companies Acts, at the Company’s expense send hard copy forms of proxy for use at the meeting and issue invitations in electronic form to appoint a proxy in relation to the meeting in such form as may be approved by the board. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. A member may appoint more than one proxy to attend on the same occasion, provided that each such proxy is appointed to exercise the rights attached to a different share or shares held by that member.
Delivery/receipt of proxy appointment
103.   Without prejudice to Article 67(b) or to the second sentence of Article 77, the appointment of a proxy shall:
(a)
if in hard copy form, be delivered by hand or by post to the office or such other place within the United Kingdom and by such time as may be specified by or on behalf of the Company for that purpose:

(i)
in the notice convening the meeting, or

(ii)
in any form of proxy sent by or on behalf of the Company in relation to the meeting;

provided that:
(iii)
the time so specified may not be earlier than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 67) at which the person named in the appointment proposes to vote; and
(iv)
if no time is specified, the appointment of a proxy shall be delivered not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 67) at which the person named in the appointment proposes to vote; or

(b)
if in electronic form, be received at any address to which the appointment of a proxy may be sent by electronic means pursuant to a provision of the Companies Acts or to any other address and by such time as may be specified by or on behalf of the Company for the purpose of receiving the appointment of a proxy in electronic form:

(i)
in the notice convening the meeting;

(ii)
in any form of proxy sent by or on behalf of the Company in relation to the meeting;

(iii)
in any invitation to appoint a proxy issued by the Company in relation to the meeting; or

(iv)
on a website that is maintained by or on behalf of the Company and identifies the Company;

provided that:
(v)
the time so specified may not be earlier than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 67) at which the person named in the appointment proposes to vote; and

(vi)
if no time is specified, the appointment of a proxy shall be received not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 67) at which the person named in the appointment proposes to vote; or

(c)
in either case, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(d)
if in hard copy form, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

In calculating the periods mentioned in this Article, the board may specify, in any case, that no account shall be taken of any part of a day that is not a working day.

Authentication of proxy appointment not made by holder
104.   Where the appointment of a proxy is expressed to have been or purports to have been made, sent or supplied by a person on behalf of the holder of a share:
(a)
the Company may treat the appointment as sufficient evidence of the authority of that person to make, send or supply the appointment on behalf of that holder;

(b)
that holder shall, if requested by or on behalf of the Company at any time, send or procure the sending of any written authority under which the appointment has been made, sent or supplied, or a copy of such authority certified notarially or in some other way approved by the board, to such address and by such time as may be specified in the request and, if the request is not complied with in any respect, the appointment may be treated as invalid; and
(c)
whether or not a request under Article 104(b) has been made or complied with, the Company may determine that it has insufficient evidence of the authority of that person to make, send or supply the appointment on behalf of that holder and may treat the appointment as invalid.

Validity of proxy appointment	105. A proxy appointment which is not delivered or received in accordance with Article 103 shall be invalid. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one that was last delivered or received shall be treated as replacing or revoking the others as regards that share, provided that if the Company determines that it has insufficient evidence to decide whether or not a proxy appointment is in respect of the same share, it shall be entitled to determine which proxy appointment (if any) is to be treated as valid. Subject to the Companies Acts, the Company may determine at its discretion when a proxy appointment shall be treated as delivered or received for the purposes of these Articles.
106. The Company shall not be required to check that a proxy or corporate representative votes in accordance with any instructions given by the member by whom he or she is appointed. Any failure to vote as instructed shall not invalidate the proceedings on the resolution.
Rights of proxy	107. A proxy appointment shall be deemed to entitle the proxy to exercise all or any of the appointing member’s rights to attend and to speak and vote at a meeting of the Company. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.
Corporate representatives	108. Any corporation which is a member of the Company (in this Article the grantor) may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor as the grantor could exercise if it were an individual member of the Company, save that a director, the secretary or other person authorised for the purpose by the secretary may require such person to produce a certified copy of the resolution of authorisation before permitting him to exercise his powers. The grantor shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.
Revocation of authority
109.   The termination of the authority of a person to act as a proxy or duly authorised representative of a corporation does not affect:
(a)
whether he counts in deciding whether there is a quorum at a meeting;

(b)
the validity of anything he does as chairman of a meeting;

(c)
the validity of a poll demanded by him at a meeting; or

(d)
the validity of a vote given by that person,

unless notice of the termination was either delivered or received as mentioned in the following sentence at least three hours before the start of the relevant meeting or adjourned meeting or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of termination shall be either by means of a document in hard copy form delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 103(a)or in electronic form received at the address (if any) specified by or on behalf of the Company in accordance with Article 103(b), regardless of whether any relevant proxy appointment was effected in hard copy form or in electronic form.
NUMBER OF DIRECTORS
Limits on number of directors	110. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than three in number.
APPOINTMENT AND RETIREMENT OF DIRECTORS
Number of directors to retire	111. At every annual general meeting all the directors at the date of the notice convening the annual general meeting shall retire from office.
When director deemed to be reappointed be reappointed
112.   If the Company does not fill the vacancy at the meeting at which a director retires, the retiring director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the director is put to the meeting and lost.

Eligibility for election
113.   No person other than a retiring director shall be appointed a director at any general meeting unless:
(a)
he is recommended by the board; or

(b)
not less than seven nor more than 42 days before the date appointed for the meeting, notice by a member qualified to vote at the meeting (not being the person to be proposed) has been received by the Company of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company’s register of directors, together with notice by that person of his willingness to be appointed.

Provision if insufficient directors appointed
114.   If:
(a)
any resolution or resolutions for the appointment or re-appointment of the persons eligible for appointment or re-appointment as directors are put to the annual general meeting and lost, and

(b)
at the end of that meeting the number of directors is fewer than any minimum number of directors required under Article 110,

all retiring directors who stood for re-appointment at that meeting (the Retiring Directors) shall be deemed to have been re-appointed as directors and shall remain in office, but the Retiring Directors may only:
(c)
act for the purpose of filling vacancies and convening general meetings of the Company; and

(d)
perform such duties as are appropriate to maintain the Company as a going concern and to comply with the Company’s legal and regulatory obligations,

but not for any other purpose.

Provisions for general meeting	115. The Retiring Directors shall convene a general meeting as soon as reasonably practicable following the annual general meeting referred to in Article 114, and they shall retire from office at that meeting. If at the end of any meeting convened under this Article the number of directors is fewer than any minimum number of directors required under Article 110, the provisions of Article 114 and this Article shall also apply to that meeting.

Separate resolutions on appointment	116. Except as otherwise authorised by the Companies Acts, a motion for the appointment of two or more persons as directors by a single resolution shall not be made unless a resolution that it should be so made has first been agreed to by the meeting without any vote being given against it.
Additional powers of the Company	117. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.
Appointment by board	118. The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term.
Position of retiring directors	119. A director who retires at an annual general meeting may, if willing to act, be re-appointed. If he is not re-appointed, he shall, unless Article 114 applies, retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.
No share qualification	120. A director shall not be required to hold any shares in the capital of the Company by way of qualification.
ALTERNATE DIRECTORS
Power to appoint alternates	121. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.
Alternates entitled to receive notice	122. An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend and vote at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor (except as regards power to appoint an alternate) as a director in his absence. It shall not be necessary to send notice of such a meeting to an alternate director who is absent from the United Kingdom.
Alternates representing more than one director	123. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents (and who is not present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.
Expenses and remuneration of alternates	124. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not be entitled to receive any remuneration from the Company in respect of his services as an alternate director except such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice to the Company from time to time direct. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.
Termination of appointment
125.   An alternate director shall cease to be an alternate director:
(a)
if his appointor ceases to be a director; but, if a director retires but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his re-appointment; or
(b)
on the happening of any event which, if he were a director, would cause him to vacate his office as director; or

(c)
if he resigns his office by notice to the Company.

Method of appointment and revocation	126. Any appointment or removal of an alternate director shall be by notice to the Company by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 121) on receipt of such notice by the Company which shall be in hard copy form or in electronic form sent to such address (if any) for the time being specified by or on behalf of the Company for that purpose.
Alternate not an agent of appointor	127. Except as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director. Accordingly, except where the context otherwise requires, a reference to a director shall be deemed to include a reference to an alternate director. An alternate director shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.
POWERS OF THE BOARD
Business to be managed by board	128. Subject to the provisions of the Companies Acts and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may exercise all the powers of the Company, including without limitation the power to dispose of all or any part of the undertaking of the Company. No alteration of the Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by these Articles. A meeting of the board at which a quorum is present may exercise all powers exercisable by the board.
Exercise by Company of voting rights	129. The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company m such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).
DELEGATION OF POWERS OF THE BOARD
Committees of the board
130.   The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or altered. The board may co-opt on to any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than one-half of the total membership of the committee and a resolution of any committee shall be effective only if:
(a)
where the resolution is passed at a meeting of the committee, a majority of the members present are directors; and

(b)
where the resolution is passed by the committee in writing pursuant to Article 161, a majority of those who agree to the resolution are directors.

Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying.
Local boards etc.	131. The board may establish local or divisional boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board, with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made on such terms and subject to such conditions as the board may decide. The board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.
Agents	132. The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the board determines, including without limitation authority for the agent to delegate all or any of his powers, authorities and discretions, and may revoke or vary such delegation.
Offices including title “director”	133. The board may appoint any person to any office or employment having a designation or title including the word “director” or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word “director” in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles.
BORROWING POWERS
Power to borrow
134.   (A) Subject as hereinafter provided and to the provisions of the Companies Acts, the board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or part thereof and to issue bonds, notes or similar debt instruments and other securities.
(B)   The board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries so as to secure (as regards, subsidiaries, so far as by such exercise it can secure) that, save with the previous sanction of an ordinary resolution of the Company, no money shall be borrowed if the aggregate principal amount (including any premium payable on final repayment) outstanding of all moneys borrowed by the Company and its subsidiaries (the Group and member of the Group shall be construed accordingly) then exceeds or would, as a result of such borrowing, exceed the higher of:
(a)
£3,000,000,000; and

(b)
an amount equal to two times the aggregate of:

(i)
the amount paid up on the share capital of the Company; and

(ii)
the total of the capital and revenue reserves of the. Company (including any share premium account, capital redemption reserve or other reserve and debit or credit balance on its profit and loss account), all as shown in the then latest audited unconsolidated balance sheet of the Company, but adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account of the Company since the date of its latest audited balance sheet.
(C)
A certificate or report by the auditors as to any amount required to be determined for the purpose of this Article, or to the effect that the limit imposed by this Article has not been or will not be exceeded, at any particular time times, shall be conclusive evidence of such amount or fact for the purposes of this Article. Nevertheless, for the purposes of this Article, the board may at any time act in reliance on a bona fide estimate of all or any of the amounts required to be determined for the purposes of this Article and if in consequence the limit referred to in paragraph (B) above were inadvertently to be exceeded, an amount borrowed equal to the excess may be disregarded until the expiration of three months after the date on which by reason of a determination of the auditors or otherwise the board became aware that such limit had been exceeded.

(D)
For the purposes of this Article, “moneys borrowed” or similar expression means the aggregate of the following: (i) outstanding principal amounts of all borrowings of the Group (ii) monies otherwise raised by the Group by way of acceptance credits (iii) the outstanding principal amount of the issue of any debenture, bond, note, loan stock or other security (iv) the aggregate amount of all guarantees, indemnities and other assurances against financial loss given by the Group to secure similar liabilities of any person not a member of the Group (v) the capitalised element of indebtedness under a finance lease or capital lease (vi) the outstanding principal amount of all moneys owing in connection with the sale or discounting of receivables (otherwise than on a non-recourse basis) (vii) the outstanding principal amount of any indebtedness arising from any deferred purchase agreements arranged primarily as a method of raising finance or financing the acquisition of an asset (viii) any fixed or minimum premium payable (as shown by the then latest audited consolidated balance sheet of the Group) on the repayment or redemption at its stated maturity of any instrument referred to in paragraph (iii) above; and (ix) the outstanding principal amount of any indebtedness arising in connection with any other transaction (including any forward sale or purchase agreement) which has the commercial effect of a borrowing; less

(a)
any cash in hand of any member of the Group;

(b)
cash and/or deposit balances of any member of the Group with banks (whether situated in the UK or outside the UK where the remittance of the cash balances to the UK is not prohibited by any law, regulation, treaty or official directive; however, if the remittance of such cash is prohibited it shall nonetheless be deducted from amounts borrowed but only to the extent that it may be set off against or act as security for the aggregate of any outstanding principal amounts and any amounts guaranteed referred to above);

(c)
the value of any certificates of deposit or similar instruments beneficially owned by any member of the Group, in each case for a term not exceeding 12 months, with a rating from Standard & Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc., of at least A-1 or the equivalent thereof or from Moody’s Investors Service Limited of at least P-1 or the equivalent thereof;

(d)
the market value of any government gilt, treasury bill or similar instrument beneficially owned by any member of the Group, in each case with a remaining maturity not exceeding fifteen years and with a rating from Standard & Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc., of at least AA or the equivalent thereof or from Moody’s Investors Service Limited of at least Aa or the equivalent thereof;
(e)
cash deposited by any member of the Group as security for any borrowing or liability;

(f)
moneys borrowed by any member of the Group for the purpose of financing any contract in respect of which any part of the price receivable under the contract by the Group is guaranteed or insured by the Export Credits Guarantee Department of the Department of Trade and Industry or by any other governmental department or agency fulfilling a similar function up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured; and

(g)
moneys borrowed by any member of the Group for the purpose of repaying the whole or any part of any other moneys borrowed and then outstanding and applied for that purpose within six months of such borrowing;

(h)
moneys borrowed by any member of the Group at the time it becomes a subsidiary of the Company and for a period of six months thereafter;

(i)
moneys borrowed remaining secured on any asset acquired by a member of the Group at the time of such acquisition and for a period of six months thereafter,

all as determined in accordance with International Financial Reporting Standards and generally accepted accounting principles in England and Wales, as appropriate.
(E)
No debt incurred or security given in respect of moneys borrowed or to be taken into account as moneys borrowed in excess of the limit referred to in paragraph (B) shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed had been or was thereby exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

(F)
For the purpose of determining whether the limit imposed by this Article has been exceeded, the principal amount of any moneys borrowed expressed in a currency other than sterling shall be translated into sterling on the basis adopted for the translation of borrowings in the latest published audited consolidated accounts of the Company and no account shall be taken of subsequent fluctuations in the rates between sterling and the currency or currencies of the relevant moneys borrowed.

(G)
Notwithstanding any provision contained in this Article no account shall be taken of any amount more than once in the determination of the amount of moneys borrowed m relation to the limits set out in this Article. If, in the determination of any such amount, the provisions of this Article may be applied to produce more than one amount, that provision which produces the higher amount shall apply to the exclusion of the other or others.

(H)
Until an audited balance sheet of the Company shall have been audited and approved by the board, the restriction sub paragraph (B)(b) shall not apply and, until such time, the words “the higher of” after “exceed” in paragraph (B) and the word “and” in sub paragraph (B)(a) shall also to be treated as if they did not apply.
DISQUALIFICATION AND REMOVAL OF DIRECTORS
Disqualification as a director
135.   A person ceases to be a director as soon as:
(a)
that person ceases to be a director by virtue of any provision of the Act or is prohibited from being a director by law;

(b)
a bankruptcy order is made against that person;

(c)
a composition is made with that person’s creditors generally in satisfaction of that person’s debts;

(d)
a registered medical practitioner who is treating that person gives a written opinion to the Company stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months;

(e)
notification is received by the Company from the director that the director is resigning or retiring from office, and such resignation or retirement has taken effect in accordance with its terms, or his office as a director is vacated pursuant to Article 118;

(f)
that person receives notice signed by not less than three quarters of the other directors stating that that person should cease to be a director. In calculating the number of directors who are required to give such notice to the director, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a director and any alternate director appointed by him and acting in his capacity as such shall constitute a single director for this purpose, so that notice by either shall be sufficient; or

(g)
that person has been absent for more than six consecutive months without permission of the board from meetings of the board held during that period and his or her alternate director (if any) has not attended in his or her place during that period and the board resolves that his or her office be vacated.

Power of Company to remove director	136. The Company may, without prejudice to the provisions of the Companies Acts, by ordinary resolution remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement). No special notice need be given of any resolution to remove a director in accordance with this Article and no director proposed to be removed in accordance with this Article has any special right to protest against his removal. The Company may, by ordinary resolution, appoint another person in place of a director removed from office in accordance with this Article. In default of such appointment the vacancy arising on the removal of a director from office may be filled as a casual vacancy.
NON-EXECUTIVE DIRECTORS
Arrangements with non-executive directors	137. Subject to the provisions of the Companies Acts, the board may enter into, vary and terminate an agreement or arrangement with any director who does not hold executive office for the provision of his services to the Company. Subject to Article 138 and 139, any such agreement or arrangement may be made on such terms as the board determines.
Ordinary remuneration	138. The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall not exceed in aggregate £1,000,000.00 per annum or such higher amount as the

Company may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee for their services (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board.
Additional remuneration for special services	139. Any director who does not hold executive office and who performs special services which in the opinion of the board are outside the scope of the ordinary duties of a director, may (without prejudice to the provisions of Article 138) be paid such extra remuneration by way of additional fee, salary, commission or otherwise as the board may determine.
DIRECTORS’ EXPENSES
Directors may be paid expenses	140. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.
EXECUTIVE DIRECTORS
Appointment to executive office	141. Subject to the provisions of the Companies Acts, the board may appoint one or more of its body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any such director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made on such terms, including without limitation terms as to remuneration, as the board determines. The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.
Termination of appointment to executive office	142. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cessation. A director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates.
Emoluments to be determined by the board	143. The emoluments of any director holding executive office for his services as such shall be determined by the board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.
DIRECTORS’ INTERESTS

144.
(a)
For the purposes of section 175 of the Act, the board may authorise any matter proposed to it in accordance with these Articles which would, if not so authorised, involve a breach of duty by a director under that section, including, without limitation, any matter winch, relates to a situation in which a director has, or can have, an interest which conflicts, or possibly may conflict, with the interests of the

Company.
(b)
Any such authorisation will be effective only if:

(i)
any requirement as to quorum at the meeting at which the matter is considered is met without counting the director in question or any other interested director; and

(ii)
the matter was agreed to without their voting or would have been agreed to if their votes had not been counted.

(c)
The board may (whether at the time of the giving of the authorisation or subsequently) make any such authorisation subject to any limits or conditions it expressly imposes but such authorisation is otherwise given to the fullest extent permitted.

(d)
The board may vary or terminate any such authorisation at any time.

(e)
For the purposes of these Articles, a conflict of interest includes a conflict of interest and duty and a conflict of duties, and interest includes both direct and indirect interests.

Directors may contract with the Company
145.   Provided that he has disclosed to the board the nature and extent of his interest (unless the circumstances referred to in section 177(5) or section 177(6) of the Act apply, in which case no such disclosure is required), a director notwithstanding his office:
(a)
may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise (directly or indirectly) interested;

(b)
may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(c)
may be a director or other officer of, or employed by, o a party to a transaction or arrangement with, or otherwise interested in, any body corporate in which the Company is otherwise (directly or indirectly) interested.

146.   A director shall not, by reason of his office, be accountable to the Company for any remuneration or other benefit which he derives from any office or employment or from any transaction or arrangement or from any interest in any body corporate:
(a)
the acceptance, entry into or existence of which has been approved by the board pursuant to Article 144 (subject, in any such case, to any limits or conditions to which such approval .was subject); or

(b)
winch he is permitted to hold or enter into by virtue of paragraph (a), (b) or (c) of Article 145 above,

nor shall the receipt of any such remuneration or other benefit constitute a breach of his duty under section 176 of the Act.

Notification of interests	147. Any disclosure required by Article 145 may be made at a meeting of the board, by notice in writing or by general notice or otherwise in accordance with section 177 of the Act.

148.   A director shall be under no duty to the Company with respect to any information which he obtains or has obtained otherwise than as a director of the Company and in respect of which he owes a duty of confidentiality to another person. However, to the extent that his relationship with that other person gives rise to a conflict of interest or possible conflict of interest, this Article applies only if the existence of that relationship has been approved by the board pursuant to Article 144. In particular, the director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Act because he fails:
(a)
to disclose any such information to the board or to any director or other officer or employee of the Company; and/or

(b)
to use or apply any such information in performing his duties as a director of the Company.

149.   Where the existence of a director’s relationship with another person has been approved by the board pursuant to Article 144 and his relationship with that person gives rise to a conflict of interest or possible conflict of interest, the director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Act because he:
(a)
absents himself from meetings of the board at which any matter relating to the conflict of interest or possible conflict of interest will or may be discussed or from the discussion of any such matter at a meeting or otherwise; and/or

(b)
makes arrangements not to receive documents and information relating to any matter which gives rise to the conflict of interest or possible conflict of interest sent or supplied by the Company and/or for such documents and information to be received and read by a professional adviser, for so long as he reasonably believes such conflict of interest (or possible conflict of interest) subsists.

150.   The provisions of Articles 148 and 149 are without prejudice to any equitable principle or rule of law which may excuse the director from:
(a)
disclosing information m circumstances where disclosure would otherwise be required under these Articles; or

(b)
attending meetings or discussions or receiving documents and information as referred to in Article 149, in circumstances where such attendance or receiving such documents and information would otherwise be required under these Articles.

GRATUITIES, PENSIONS, INDEMNITIES AND INSURANCE
Gratuities and pensions	151. The board may (by establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse a civil partner, a former spouse and a former civil partner) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.
Indemnity to directors and officers	152. Without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director or other officer of the Company (other than any person, whether an officer or not, engaged by the Company as auditor) shall be indemnified out of the assets of the Company against any liability incurred by him for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company, provided that this Article shall be deemed not to provide for, or entitle any such person to, indemnification to the extent that it would cause this Article, or any element of it, to be treated as void under the Companies Acts.
Insurance
153.   Without prejudice to the provisions of Article 152, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was;
(a)
a director, officer, employee or auditor of foe Company or any body which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(b)
a trustee of any pension fund in which employees of the Company or any other body referred to in paragraph (a) of this Article is or has been interested,

including without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.

Directors not liable to account	154. No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to these Articles. The receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.
Section 247 of the Companies Act	155. Pursuant to section 247 of the Act, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed o formerly employed by the Company or any of its subsidiary undertakings other than a director or former director or shadow director in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary undertaking. Any such provision shall be made by a resolution of the board in accordance with section 247.
PROCEEDINGS OF THE BOARD
Convening meetings	156. Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board by giving notice of the meeting to each director. Notice of a board meeting shall be deemed to be given to a director if it is given to him personally or by word of mouth or sent in hard copy form to him at his last known address or such other address (if any) as may for the time being be specified by him or on his behalf to the Company for that purpose, or sent in electronic form to such address (if any) for the time being specified by him or on his behalf to the Company for that purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in hard copy form or in electronic form to such address (if any) for the time being specified by him or on his behalf to the Company for that purpose, but such notices need not be sent any earlier than notices sent to directors not so absent and, if no such request is made to the board, it shall not be necessary to send notice of a board meeting to any director who is for the time being absent from the United Kingdom. No account is to be taken of directors absent from the United Kingdom when considering the adequacy of the period of notice of the meeting. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective. Any notice pursuant to this Article need not be in writing if the board so determines and any such determination may be retrospective.
Quorum	157. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be two. A person who holds office only as an alternate director may, if his appointor is not present, be counted in the quorum. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects.
Powers of directors if number falls below minimum
158.   The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

Chairman and deputy chairman	159. The board may appoint one of their number to be the chairman, and one of their number to be the deputy chairman, of the board and may at any time remove either of them from such office. Unless he is unwilling to do so, the director appointed as chairman, or in his stead the director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor the deputy chairman is willing to preside or neither of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.
Validity of acts of the board	160. All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.
Resolutions in writing
161.   A resolution in writing agreed to by all the directors entitled to receive notice of and vote at a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held. For this purpose:
(a)
a director signifies his agreement to a proposed written resolution when the Company receives from him a document indicating his agreement to the resolution authenticated in the manner permitted by the Companies Acts for a document in the relevant form;

(b)
the director may send the document in hard copy form or in electronic form to such address (if any) for the time being specified by the Company for that purpose;

(c)
if an alternate director signifies his agreement to the proposed written resolution, his appointor need not also signify his agreement; and

(d)
if a director signifies his agreement to the proposed written resolution, an alternate director appointed by him need not also signify his agreement in that capacity.

Meetings by telephone etc.	162. Without prejudice to the first sentence of Article 156, a person entitled to be present at a meeting of the board or of a committee of the board shall be deemed to be present for all purposes if he is able (directly or by electronic communication) to speak to and be heard by all those present or deemed to be present simultaneously. A director so deemed to be present shall be entitled to vote and be counted in a quorum accordingly. Such a meeting shall be deemed to take place where it is convened to be held or (if no director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is. The word meeting in these Articles shall be construed accordingly.
Directors’ power to vote on contracts in which they are interested
163.   Except as otherwise provided by these Articles, a director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) which can reasonably be regarded as likely to give rise to a conflict with the interests of the Company, unless his interest arises only because the resolution concerns one or more of the following matters:
(a)
the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(b)
the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c)
a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d)
a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 820 to 825 of the Act) representing one per cent, or more of either any class of the equity share capital (excluding any shares of that class held as treasury shares) of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be likely to give rise to a conflict with the interests of the Company in all circumstances);

(e)
a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f)
a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors of the Company or for persons who include directors of the Company.

Interests of connected person and alternate director
164.   For the purposes of Article 163, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

165. The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Articles prohibiting a director from voting at a meeting of directors or of a committee of directors.
Division of	166. Where proposals are under consideration concerning the appointment (including

proposals	without limitation fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately. In such cases each of the directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.
Decision of chairman final and conclusive	167. If a question arises at a meeting of the board or of a committee of the board as to the entitlement of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.
SECRETARY
Appointment and removal of secretary	168. Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it may think fit. Any secretary so appointed may be removed by the board, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.
MINUTES
Minutes required to be kept
169.   The board shall cause minutes to be recorded for the purpose of:
(a)
all appointments of officers made by the board; and

(b)
all proceedings at meetings of the Company, the holders of any class of shares in the capital of the Company, the board and committees of the board, including the names of the directors present at each such meeting.

Conclusiveness of minutes	170. Any such minutes, if purporting to be authenticated by the chairman of the meeting to which they relate or of the next meeting, shall be sufficient evidence of the proceedings at the meeting without any further proof of the facts stated in them.
THE SEAL
Authority required for execution of deed	171. The seal shall only be used by the authority of a resolution of the board. The board may determine who shall sign any document executed under the seal. If they do not, it shall be signed by at least one director and the secretary or by at least two directors. Any document may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the document or by applying the seal or a facsimile of it by any other means to the document. A document executed, with the authority of a resolution of the board, in any manner permitted by section 44(2) of the Act and expressed (in whatever form of words) to be executed by the Company has the same effect as if executed under the seal.
Certificates for share and debentures	172. The board may by resolution determine either generally or in any particular case that any certificate for shares or debentures or representing any other form of security may have any signature affixed to it by some mechanical or electronic means, or printed on it or, in the case of a certificate executed under the seal, need not bear any signature.

REGISTERS
Overseas and local registers	173. Subject to the provisions of the Companies Acts and the Regulations, the Company may keep an overseas or local or other register in any place, and the board may make, amend and revoke any regulations it thinks fit about the keeping of that register.
Authentication and certification of copies and extracts
174.   Any director or the secretary or any other person appointed by the board for the purpose shall have power to authenticate and certify as true copies of and extracts from:
(a)
any document comprising or affecting the constitution of the Company, whether in hard copy form or electronic form;

(b)
any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the board or any committee of the board, whether in hard copy form or electronic form; and

(c)
any book, record and document relating to the business of the Company, whether in hard copy form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes or an extract from the minutes of a meeting of the Company, the holders of any class of shares in the capital of the Company, the board or a committee of the board, whether in hard copy form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS
Declaration of dividends	175. Subject to the provisions of the Companies Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.
Interim dividends
176.   Subject to the provisions of the Companies Acts, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may:
(a)
pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividends as well as on shares which confer preferential rights with regard to dividends, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear; and

(b)
pay at intervals settled by it any dividend payable at a fixed rate if it appears to the board that the profits available for distribution justify the payment.

If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Declaration and payment in different currencies
177.   Dividends may be declared and paid in any currency or currencies that the board shall determine. The board may also determine the exchange rate and the relevant date for determining the value of the dividend in any currency.

Apportionment of dividends	178. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purpose of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.
Dividends in specie	179. A general meeting declaring a dividend may, on the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to settle any difficulty arising in connection with the distribution, including without limitation (a) the fixing of the value for distribution of any assets, (b) the payment of cash to any member on the basis of that value in order to adjust the rights of members, and (c) the vesting of any asset in a trustee.
Scrip dividends: authorising resolution	180. The board may, if authorised by an ordinary resolution of the Company (the Resolution), offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of all or any dividend specified by the Resolution. The offer shall be on the terms and conditions and be made in the manner specified in Article 181 or, subject to those provisions, specified in the Resolution.
Scrip dividends: procedures
181.   The following provisions shall apply to the Resolution and any offer made pursuant to it and Article 180.
(a)
The Resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period.

(b)
Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo (each a new share). For this purpose, the value of each new share shall be:

(i)
equal to the average quotation for the Company’s ordinary shares, that is, the average of the middle market quotations for those shares on the London Stock Exchange pic, as derived from the Daily Official List, on the day on which such shares are first quoted ex the relevant dividend and the four subsequent dealing days; or

(ii)
calculated in any other manner specified by the Resolution,

but shall never be less than the par value of the new share.
A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.
(c)
On or as soon as practicable after announcing that any dividend is to be declared or recommended, the board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the board decides to proceed with the offer, it shall notify the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be delivered in order to be effective.

(d)
The board shall not proceed with any election unless the board has sufficient authority to allot shares in the Company and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e)
The board may exclude from any offer any holders of shares where the board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f)
The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the elected shares) and instead such number of new shares shall be allotted to each holder of elected shares as is arrived at on the basis stated in paragraph (b) of this Article. For that purpose the board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each holder of elected shares as is arrived at on the basis stated in paragraph (b) of this Article.

(g)
The new shares when allotted shall rank equally in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend.

(h)
No fraction of a share shall be allotted. The board may make such provision as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i)
The board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article or otherwise in connection with any offer made pursuant to this Article and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters. Any agreement made under such authority shall be effective and binding on all concerned.

(j)
The board may, at its discretion, amend, suspend or terminate any offer pursuant to this Article.

Permitted deductions and retentions	182. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the board may retain any dividend payable in respect of that share until that person (or that person’s transferee) becomes the holder of that share.
Procedure for payment to holders and others entitled
183.   Any dividend or other moneys payable in respect of a share may be paid (whether in sterling or foreign currency) by such method or combination of methods as the board, in its absolute discretion, may decide. Different methods of payment may apply to different holders or groups of holders. Without limiting any other method of payment that the board may decide, the board may decide that payment shall be made wholly or partly:
(a)
by inter-bank transfer or by electronic means or by any other means to an account (of a type approved by the board) nominated by the holder in writing or in such other manner as the board may decide; or

(b)
in respect of an uncertificated share, by means of the relevant system (subject to the facilities and requirements of the relevant system); or (c) by cheque or warrant or any similar financial instrument made payable to or to the order of the holder.
Election if more than one payment method available
184.   If the board decides in accordance with Article 183 that more than one method of payment of a dividend or other moneys payable in respect of a share may be used to pay any holder or group of holders, the Company may notify the relevant holders:
(a)
of the methods of payment decided by the board; and

(b)
that the holders may nominate one of these methods of payment in writing or in such other manner as the board may decide;

and if any holder does not nominate a method of payment pursuant to paragraph (b) of this Article, the dividend or other moneys may be paid by such method as the board may decide.

Notification if one payment method available	185. If the board decides in accordance with Article 183 that only one method of payment of a dividend or other moneys payable in respect of a share may be used to pay any holder or group of holders, the Company may notify the relevant holders accordingly.
Failure to nominate an account	186. If the board decides that a payment of a dividend or other moneys payable in respect of a share to any holder or group of holders shall be made to an account (of a type approved by the board) nominated by the holder, but any holder does not nominate such an account, or does not provide the details necessary to enable the Company to make a payment to the nominated account, or a payment to the nominated account is rejected or refunded, the Company shall treat the payment as an unclaimed dividend and Article 192 shall apply.
Entitlement by transmission	187. Without prejudice to Article 182, if a person is entitled by transmission to a share, the Company may, for the purposes of Articles 183, 184 and 186, rely in relation to the share on his written direction, designation or agreement, or notice to the Company.
Joint entitlement
188.   If two or more persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may (without prejudice to Article 182):
(a)
pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for that payment; and

(b)
for the purpose of Article 183, 184 and 186, rely in relation to the share on the written direction, designation or agreement of, or notice to the Company by, any one of them.

Payment by post
189.   A cheque or warrant or any similar financial instrument may be sent by post:
(a)
where a share is held by a sole holder, to the registered address of the holder of the share; or

(b)
if two or more persons are the holders, to the registered address of the person who is first named in the register; or

(c)
without prejudice to Article 182, if a person is entitled by transmission to the share, as if it were a notice to be sent under Article 205; or

(d)
in any case, to such person and to such address as the person entitled to payment may direct by notice to the Company.

Discharge to Company and risk	190. Payment of a cheque or warrant or any similar financial instrument by the bank on which it was drawn or the transfer of funds by the bank instructed to make the transfer or, payment by electronic means or by any other means approved by the board directly to an account (of a type approved by the board), or, in respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, may include the sending by the Company or by any person on its behalf of an instruction to the Operator of the relevant system to credit the cash memorandum account of the holder or joint holders or, if permitted by the Company, of such person as the holder or joint holders may in writing direct) shall be a good discharge to the Company. Every cheque or warrant or similar financial instrument sent, or transfer of funds or payment made, in accordance with these Articles shall be at the risk of the holder or person entitled. The Company shall have no responsibility for any sums lost or delayed in the course of payment by any method used by the Company in accordance with Article 183.
Interest not payable	191. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.
Forfeiture of unclaimed dividends or amounts treated as unclaimed	192. Any dividend, or any amount treated as an unclaimed dividend pursuant to Article 186, or any other moneys payable in respect of a share, that has or have remained unclaimed for six years from the date when it became due for payment shall, if the board so resolves, be forfeited and cease to remain owing by the Company. Any such sums may (but need not) be paid by the Company into an account separate from the Company’s own account. Such payment shall not constitute the Company a trustee in respect of it. The Company shall be entitled to cease sending dividend warrants, cheques and similar financial instruments by post or otherwise to a member if those instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the member’s new address. The entitlement conferred on the Company by this Article in respect of any member shall cease if the member claims a dividend or cashes a dividend warrant, cheque or similar financial instrument.
CAPITALISATION OF PROFITS AND RESERVES
Power to capitalise
193.   The board may with the authority of an ordinary resolution of the Company:
(a)
subject to the provisions of this Article, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company’s share premium account and capital redemption reserve, if any;

(b)
appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions;

(c)
apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(d)
allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(e)
where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as they think fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f)
authorise any person to enter into an agreement with the Company on behalf of all the members concerned providing for either:

(i)
the allotment to the members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

(ii)
the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised, and any agreement made under that authority shall be binding on all such members;
(g)
generally do all acts and things required to give effect to the ordinary resolution; and

(h)
for the purposes of this Article, unless the relevant resolution provides otherwise, if the Company holds treasury shares of the relevant class at the record date specified in the relevant resolution, it shall be treated as if it were entitled to receive the dividends in respect of those treasury shares which would have been payable if those treasury shares had been held by a person other than the Company.

RECORD DATES
Record dates for dividends etc.
194.   Notwithstanding any other provision of these Articles, the Company or the board may:
(a)
fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made;

(b)
for the purpose of determining which persons are entitled to attend and vote at a general meeting of the Company, or a separate general meeting of the holders of any class of shares in the capital of the Company, and how many votes such persons may cast, specify in the notice of meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting; changes to the register after the time specified by virtue of this Article shall be disregarded in determining the rights of any person to attend or vote at the meeting; and

(c)
for the purpose of sending notices of general meetings of the Company, or separate general meetings of the holders of any class of shares in the capital of the Company, under these Articles, determine that persons entitled to receive such notices are those persons entered on the register at the close of business on a day determined by the Company or the board, which day may not be more than 21 days before the day that notices of the meeting are sent.
ACCOUNTS
Rights to inspect records	195. No member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company or order of a court of competent jurisdiction.
Sending of annual accounts	196. Subject to the Companies Acts, a copy of the Company’s annual accounts and reports for that financial year shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Acts, be sent to every member and to every holder of the Company’s debentures, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Acts or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders. A copy need not be sent to a person for whom the Company does not have a current address.
Summary financial statements	197. Subject to the Companies Acts, the requirements of Article 196 shall be deemed satisfied in relation to any person by sending to the person, instead of such copies, a strategic report with supplementary material which shall be in the form and containing the information prescribed by the Companies Acts and any regulations made under the Companies Acts.
COMMUNICATIONS
When notice required to be in writing	198. Any notice to be sent to or by any person pursuant to these Articles (other than a notice calling a meeting of the board) shall be in writing.
Methods of Company sending notice	199. Subject to Article 198 and unless otherwise provided by these Articles, the Company shall send or supply a document or information that is required or authorised to be sent or supplied to a member or any other person by the Company by a provision of the Companies Acts or pursuant to these Articles or to any other rules or regulations to which the Company may be subject in such form and by such means as it may in its absolute discretion determine provided that the provisions of the Act which apply to sending or supplying a document or information required or authorised to be sent or supplied by the Companies Acts shall, the necessary changes having been made, also apply to sending or supplying any document or information required or authorised to be sent by these Articles or any other rules or regulations to which the Company may be subject.
Methods of member etc. sending document or information
200.   Subject to Article 198 and unless otherwise provided by these Articles, a member or a person entitled by transmission to a share shall send a document or information pursuant to these Articles to the Company in such form and by such means as it may in its absolute discretion determine provided that:
(a)
the determined form and means are permitted by the Companies Acts for the purpose of sending or supplying a document or information of that type to a company pursuant to a provision of the Companies Acts; and

(b)
unless the board otherwise permits, any applicable condition or limitation specified in the Acts, including without limitation as to the address to which the document or information may be sent, is satisfied.

Unless otherwise provided by these Articles or required by the board, such document or information shall be authenticated in the manner specified by the Companies Acts for authentication of a document or information sent in the relevant form.
Notice to joint holders	201. In the case of joint holders of a share any document or information shall be sent to the joint holder whose name stands first in the register in respect of the joint holding and any document or information so sent shall be deemed for all purposes sent to all the joint holders.
Registered address outside EEA
202.   A member whose registered address is not within an EEA State and who sends to the Company an address within an EEA State at which a document or information may be sent to him shall be entitled to have the document or information sent to him at that address (provided that, in the case of a document or information sent by electronic means, including without limitation any notification required by the Companies Acts that the document or information is available on a website, the Company so agrees, which agreement the Company shall be entitled to withhold in its absolute discretion including, without limitation, in circumstances in which the Company considers that the sending of the document or information to such address using electronic means would or might infringe the laws of any other jurisdiction) but otherwise:
(a)
no such member shall be entitled to receive any document or information from the Company; and

(b)
without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

Deemed receipt of notice	203. A member present, either personally or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have been sent notice of the meeting and, where requisite, of the purposes for which it was called.
Terms and conditions for electronic communications
204.   The board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic means for the sending of notices, other documents and proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

Notice to persons entitled by transmission	205. A document or information may be sent or supplied by the Company to the person or persons entitled by transmission to a share by sending it in any manner the Company may choose authorised by these Articles for the sending of a document or information to a member, addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt or by any similar description at the address (if any) in the United Kingdom as may be supplied for that purpose by or on behalf of the person or persons claiming to be so entitled. Until such an address has been supplied, a document or information may be sent in any manner in which it might have been sent if the death or bankruptcy or other event giving rise to the transmission had not occurred.
Transferees etc. bound by prior notice	206. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been sent to a person from whom he derives his title, provided that no person who becomes entitled by transmission to a share shall be bound by any direction notice sent under Article 90 to a person from whom he derives his title.

Proof of sending/when notices etc. deemed sent by post
207.   Proof that a document or information was properly addressed, prepaid and posted shall be conclusive evidence that the document or information was sent. A document or information sent by the Company to a member by post shall be deemed to have been received:
(a)
if sent by first class post or special delivery post from an address in the United Kingdom to another address in the United Kingdom, or by a postal service similar to first class post or special delivery post from an address in another country to another address in that other country, on the day following that on which the document or information was posted;

(b)
if sent by airmail from an address in the United Kingdom to an address outside the United Kingdom, or from an address in another country to an address outside that country (including without limitation an address in the United Kingdom), on the third day following that on which the document or information was posted;

(c)
in any other case, on the second day following that on which the document or information was posted.

When notices etc. deemed sent by electronic means	208. Proof that a document or information sent or supplied by electronic means was properly addressed shall be conclusive evidence that the document or information was sent or supplied. A document or information sent or supplied by the Company to a member in electronic form shall be deemed to have been received by the member on the day following that on which the document or information was sent to the member. Such a document or information shall be deemed received by the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant document or information for any reason and notwithstanding that the Company subsequently sends a hard copy of such document or information by post to the member.
When notices etc. deemed sent by website
209.   A document or information sent or supplied by the Company to a member by means of a website shall be deemed to have been received by the member:
(a)
when the document or information was first made available on the website; or

(b)
if later, when the member is deemed by Articles 207 or 208 to have received notice of the fact that the document or information was available on the website. Such a document or information shall be deemed received by the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant document or information for any reason and notwithstanding that the Company subsequently sends a hard copy of such document or information by post to the member.

210.   A member shall not be entitled to receive any document or information that is required or authorised to be sent or supplied to the member by the Company by a provision of the Companies Acts or pursuant to these Articles or to any other rules or regulations to which the Company may be subject if documents or information sent or supplied to that member by post in accordance with the Articles have been returned undelivered to the Company:
(a)
on at least two consecutive occasions; or

(b)
on one occasion and reasonable enquiries have failed to establish the member’s address.

Without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

Subject to Article 202, a member to whom this Article applies shall become entitled to receive such documents or information when the member has given the Company an address to which they may be sent or supplied.
Notice during disruption of services	211. Subject to the Companies Acts, if at any time the Company is unable effectively to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of general meeting may be sufficiently given by advertisement in the United Kingdom. Any notice given by advertisement for the purpose of this Article shall be advertised in at least one newspaper having a national circulation. If advertised in more than one newspaper, the advertisements shall appear on the same date. Such notice shall be deemed to have been sent to all persons who are entitled to have notice of meetings sent to them on the day when the advertisement appears. In any such case, the Company shall send confirmatory copies of the notice by post, if at least seven days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.
INFORMATION RIGHTS
212. Subject to the Act, the board may from time to time issue, endorse or adopt terms and conditions relating to the form and content of any notification to the Company of a nomination of a person to enjoy information rights under section 146 of the Act.
DESTRUCTION OF DOCUMENTS
Power of Company to destroy documents
213.   The Company shall be entitled to destroy:
(a)
all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;

(b)
all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording;

(c)
all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation;

(d)
all paid dividend warrants and cheques, or similar financial instruments, at any time after the expiration of one year from the date of actual payment;

(e)
all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and

(f)
all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded.

Presumption in relation to destroyed documents
214.   It shall conclusively be presumed in favour of the Company that:
(a)
every entry in the register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 213 was duly and properly made;

(b)
every instrument of transfer destroyed in accordance with Article 213 was a valid and effective instrument duly and properly registered;

(c)
every share certificate destroyed in accordance with Article 213 was a valid and effective certificate duly and properly cancelled; and

(d)
every other document destroyed in accordance with Article 213 was a valid and effective document in accordance with its recorded particulars in the books or records of the Company,

but:
(e)
the provisions of this Article and Article 213 apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties) to which the document might be relevant;

(f)
nothing in this Article or Article 213 shall be construed as imposing on the Company any liability in respect of the destruction of any document earlier than the time specified in Article 213 or in any other circumstances which would not attach to the Company in the absence of this Article or Article 213; and

(g)
any reference in this Article or Article 213 to the destruction of any document includes a reference to its disposal in any manner.

UNTRACED SHAREHOLDERS
Power to dispose of shares of untracted shareholders
215.   The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission if:
(a)
during a period of 12 years at least three dividends in respect of the shares in question have been declared and all dividend warrants and cheques which have been sent in the manner authorised by these Articles in respect of the shares in question have remained uncashed;

(b)
after expiry of the 12 year period referred to in paragraph (a) of this Article, the Company has sent a notice to the last known address of the relevant member or person entitled by transmission, stating that it intends to sell the shares. Before sending such notice to a member or person entitled by transmission, the Company must have used such efforts as it considers reasonable to trace the member or person by transmission, including engaging, if considered appropriate, a professional asset reunification company; and

(c)
during the 12 year period and for three months after sending the notice referred to in paragraph (b) of this Article, the Company has received no indication either of the whereabouts or of the existence of such member or person entitled by transmission.

Transfer on sale
216.   To give effect to any sale pursuant to Article 215, the board may:
(a)
where the shares are held in certificated form, authorise any person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer; or

(b)
where the shares are held in uncertificated form, do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer.

Effectiveness of transfer	217. An instrument of transfer executed by that person in accordance with Article 216(a) shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. An exercise by the Company of its powers in accordance with Article 216(b) shall be as effective as if exercised by the registered holder of or person entitled by transmission to the shares. The transferee shall not be bound to see to the application of the purchase money, and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.
Proceeds of sale	218. The net proceeds of sale of any shares in the Company sold pursuant to Article 215 shall, together with any unpaid or unclaimed dividends or other moneys payable, in each case in respect of such shares and to the extent not already forfeited under Article 192, belong to the Company and the Company will not be liable in any respect to the former member or person who would have been entitled to the shares by transmission for the proceeds of sale. The Company may use the proceeds for any purpose as the board may from time to time decide.
WINDING UP
Liquidator may distribute in specie
219.   If the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Insolvency Act 1986:
(a)
divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members;

(b)
vest the whole or any part of the assets in trustees for the benefit of the members; and

(c)
determine the scope and terms of those trusts,

but no member shall be compelled to accept any asset on which there is a liability.

Disposal of assets by liquidator
220.   The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.